      As filed with the Securities and Exchange Commission on June 22, 2004

                                               Registration No. 333-____________
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                      87-0418807
   -------------------------------                       -------------------
   (State or other jurisdiction of                        (I.R.S. Employer
    incorporation or organization)                       Identification No.)

                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
                              103 Springer Building
                              3411 Silverside Road
                           Wilmington, Delaware 19810
                                 (302) 478-6160
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ANTHONY J. SANTILLI
                  Chairman, President, Chief Executive Officer,
                      Chief Operating Officer and Director
                   American Business Financial Services, Inc.
                              100 Penn Square East
                             Philadelphia, PA 19107
                                 (215) 940-4000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                            JANE K. STORERO, ESQUIRE
                                 Blank Rome LLP
                                One Logan Square
                      Philadelphia, Pennsylvania 19103-6998
                                 (215) 569-5500

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. |_|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================================
                                                        Proposed maximum         Proposed maximum
    Title of each class of         Amount to be        offering price per       aggregate offering           Amount of
  securities to be registered       registered       subordinated debenture         price (1)             registration fee
-------------------------------------------------------------------------------------------------------------------------------
Subordinated Debentures                 N/A                   N/A                  $280,000,000               $35,476
===============================================================================================================================

(1) CALCULATED PURSUANT TO RULE 457(o) UNDER THE SECURITIES ACT OF 1933.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JUNE 22, 2004



                               [GRAPHIC OMITTED]

                                    ABFS(SM)
                      AMERICAN BUSINESS FINANCIAL SERVICES


                    $280,000,000 OF SUBORDINATED DEBENTURES

   We are offering subordinated investment notes and adjustable-rate subordinated uninsured money market notes, collectively referred to as subordinated debentures in this document. We offer investment notes with maturities generally ranging from three months to 120 months, as described in a supplement to this prospectus. The uninsured money market notes are our unsecured, adjustable-rate debt obligations which have no stated or fixed maturity. For a more detailed description of these securities, see "Prospectus Summary -- Highlights of Terms of the Subordinated Debentures Offered" and "Description of the Subordinated Debentures Offered and the Indenture." We will provide the interest rates currently being offered on the subordinated debentures in a supplement to this prospectus. You should read this prospectus and the rate supplement carefully before you invest.

   We will receive all of the proceeds from the sale of the subordinated debentures, which we estimate will total approximately $274.9 million after paying expenses. We intend to use the proceeds of the offering to repay existing subordinated debentures and to fund our operations, including our operating losses. See "Use of Proceeds."

   We incurred losses of $29.9 million and $82.5 million for fiscal 2003 and the first nine months of fiscal 2004, respectively. We had total assets of $1.2 billion and $898.2 million at June 30, 2003 and March 31, 2004, respectively. During the year ended June 30, 2003 and the first nine months of fiscal 2004, we originated $1.7 billion and $468.6 million of loans, respectively. Loan originations for the first nine months of fiscal 2004 represent a substantial reduction in loan originations as compared to the same period in the prior year.

   THE SUBORDINATED DEBENTURES OFFERED BY THIS PROSPECTUS ARE NOT CERTIFICATES OF DEPOSIT OR OTHER OBLIGATIONS OF, OR GUARANTEED BY, A DEPOSITORY INSTITUTION. THE PAYMENT OF PRINCIPAL AND INTEREST ON THE SUBORDINATED DEBENTURES IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, ANY GOVERNMENTAL OR PRIVATE INSURANCE FUND, OR ANY OTHER ENTITY. IN THE EVENT OF OUR BANKRUPTCY OR LIQUIDATION, YOU COULD LOSE YOUR ENTIRE INVESTMENT.

   THE SUBORDINATED DEBENTURES ARE OUR UNSECURED OBLIGATIONS. WE DO NOT CONTRIBUTE FUNDS TO A SEPARATE ACCOUNT SUCH AS A SINKING FUND TO REPAY THE SUBORDINATED DEBENTURES UPON MATURITY.

   There is no public trading market for the subordinated debentures and it is unlikely that an active trading market will develop or be sustained.

   AN INVESTMENT IN THE SUBORDINATED DEBENTURES IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. THESE SECURITIES ARE UNSECURED OBLIGATIONS, WHICH ARE SUBORDINATED TO OR SECOND IN RIGHT OF REPAYMENT TO OUR SENIOR DEBT, DEBT OF OUR SUBSIDIARIES AND SENIOR COLLATERALIZED SUBORDINATED NOTES ISSUED IN THE FIRST EXCHANGE OFFER AND TO BE ISSUED IN THE SECOND EXCHANGE OFFER TO THE EXTENT OF THE COLLATERAL SECURING THE NOTES. AS OF APRIL 30, 2004, THERE WAS $200.2 MILLION OF SECURED AND SENIOR DEBT AND SUBSIDIARY DEBT OUTSTANDING. IN ADDITION, AS OF APRIL 30, 2004, WE HAD $586.2 MILLION OF INDEBTEDNESS WHICH WILL RANK EQUALLY IN RIGHT OF PAYMENT WITH THE SUBORDINATED DEBENTURES OFFERED BY THIS PROSPECTUS. IN THE EVENT WE DO NOT GENERATE SUFFICIENT CASH FLOWS FROM OPERATIONS TO REPAY THE SUBORDINATED DEBENTURES, YOU COULD LOSE ALL OR A PART OF YOUR INVESTMENT. YOU SHOULD ONLY INVEST IN THE SUBORDINATED DEBENTURES IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. YOU SHOULD CONSIDER CAREFULLY THE NUMEROUS RISK FACTORS AND THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE THE SUBORDINATED DEBENTURES. SEE "RISK FACTORS" BEGINNING ON PAGE 20 FOR A DISCUSSION OF THE MATERIAL RISKS RELATED TO THIS OFFERING AND OUR BUSINESS.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ________________________

             THE DATE OF THIS PROSPECTUS IS _________________, 2004

                               TABLE OF CONTENTS



                                                                            PAGE
                                                                            ----
Prospectus Summary ......................................................      3

 Recent Developments ....................................................      5

 Highlights of Terms of the Subordinated Debentures Offered  ............     19

Risk Factors ............................................................     20

Forward Looking Statements ..............................................     40

Use of Proceeds .........................................................     40

Description of the Subordinated Debentures Offered and the Indenture ....     41

Selected Consolidated Financial Data ....................................     52

Management's Discussion and Analysis of Financial Condition and Results
of Operations ...........................................................     55

Business ................................................................    141

Where You Can Find More Information .....................................    165

Management ..............................................................    166

Principal Stockholders ..................................................    169

Market for Common Stock and Related Stockholder Matters .................    172

Plan of Distribution ....................................................    175

Legal Matters ...........................................................    175

Experts .................................................................    175

Change in Accountants ...................................................    176

Index to Consolidated Financial Statements ..............................    F-1

                               PROSPECTUS SUMMARY


   THIS SUMMARY INCLUDES AN OVERVIEW OF THE MATERIAL TERMS OF THE OFFERING WHICH ARE DISCUSSED IN DETAIL IN THIS PROSPECTUS. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS NECESSARY TO MAKE AN INFORMED INVESTMENT DECISION. TO FULLY UNDERSTAND THE OFFERING, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," THE CONSOLIDATED FINANCIAL STATEMENTS AND THE "DESCRIPTION OF THE SUBORDINATED DEBENTURES OFFERED AND THE INDENTURE" BEFORE YOU DECIDE TO PURCHASE THE SUBORDINATED DEBENTURES.

GENERAL INFORMATION REGARDING OUR BUSINESS

   American Business Financial Services, Inc. is a financial services organization operating mainly in the eastern and central portions of the United States. Recent expansion has positioned us to increase our operations in the western portion of the United States, especially California. Through our principal direct and indirect subsidiaries, we currently originate, sell and service fixed interest rate mortgage loans, secured by first or second mortgages on one-to-four family residences, which may not satisfy the eligibility requirements of Fannie Mae, Freddie Mac or similar buyers and which we refer to in this document as home equity loans.

   We also process and purchase home equity loans through our Bank Alliance Services program. Through this program, we purchase home equity loans from other financial institutions and hold these loans as available for sale until they are sold in connection with a future securitization or whole loan sale. See "Business -- Lending Activities -- Home Equity Loans."

   Additionally, we service loans to businesses secured by real estate and other business assets that we had originated and sold in prior periods, which we refer to in this document as business purpose loans. Certain business purpose loans originated by us in prior periods are held for sale. To the extent we obtain a credit facility to fund business purpose loans, we may originate and sell business purpose loans in future periods.

   Our customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. We originate loans through a combination of channels including a national processing center located at our centralized operating office in Philadelphia, Pennsylvania, and a small office in Roseland, New Jersey. We also recently acquired broker operations in West Hills, California and Austin, Texas, and opened new broker offices in Edgewater, Maryland and Irvine, California. Our loan servicing and collection activities are performed at our Bala Cynwyd, Pennsylvania office, but we expect to relocate these activities to our Philadelphia, Pennsylvania office by the end of fiscal 2004. See "Business -- Lending Activities."

   We were incorporated in Delaware in 1985 and began operations as a finance company in 1988, initially offering business purpose loans to customers whose borrowing needs we believed were not being adequately serviced by commercial banks. Since our inception, we have significantly expanded our product line and geographic scope and currently have licenses or are otherwise qualified to offer our home equity loan products in 44 states.

   Our business strategy has generally involved the sale of substantially all of the loans we originate on a quarterly basis through a combination of loan sales with servicing released, which we refer to as whole loan sales, and securitizations. Our determination as to whether to dispose of loans through securitizations or whole loan sales depends on a variety of factors including market conditions, profitability and cash flow considerations. From 1995 through the fourth quarter of fiscal 2003, we have elected to utilize securitization transactions extensively due to the favorable conditions we experienced in the securitization markets. We generally realized higher gain on sale in our securitization transactions than on whole loan sales for cash. In whole loan sale transactions, the gain on sale is generally significantly lower than the gains realized in securitization transactions, but we receive the gain in cash. After we recognized our inability to securitize our loans in the fourth quarter of fiscal 2003, we adjusted our business strategy to emphasize more whole loan sales. The use of whole loan sales enables us to immediately generate cash flow, protect against volatility in the securitization markets and reduce risks inherent in retaining an interest in the securitized loans. However, unlike securitizations, where we may retain the right to service the loans we sell for a fee, which we refer to as servicing rights, whole loan sales are typically structured as a sale with servicing rights released and do not result in our receipt of interest-only strips. As a result, using whole loan sales more extensively in the future will reduce our income from servicing activities and limit the amount of securitization assets created. See "-- Recent Developments," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Whole Loan Sales" and "Business -- Whole Loan Sales."

   When we securitize loans originated by our subsidiaries, we may retain interests in the securitized loans in the form of interest-only strips and servicing rights, which we refer to as our securitization assets. A securitization is a financing technique often used by originators of financial assets to raise capital. A securitization involves the transfer of a pool of financial assets, in our case, loans, to a trust in exchange for certificates, notes or other securities issued by the trust and representing an undivided interest in the trust assets. The transfer to the trust involves a sale and pledge of the financial assets, as well as providing representations and warranties regarding these transferred assets, depending on the particular transaction. Next, the trust sells a portion of the certificates, notes or other securities to investors for cash. Often the originator of the loans retains the servicing rights and may also retain an interest in the cash flows generated by the securitized loans which is subordinate to the interest represented by the notes or certificates sold to investors in the securitizations. This interest in the cash flows generated by the securitized loans is called an interest-only strip. See "Business -- Securitizations" and "Business -- Loan Servicing and Administrative Procedures" for further information.

   Loans and leases in which we have interests, either because the loans and leases are on our balance sheet or sold into securitizations in which we have retained interests, are referred to as our total portfolio. The managed portfolio includes loans held as available for sale on our balance sheet and loans serviced for others.

   In addition to other sources, we fund our operations with subordinated debentures that we offer from our principal operating office located in Philadelphia, Pennsylvania. We offer these debentures without the assistance of an underwriter or dealer. At April 30, 2004, we had $586.2 million in subordinated debentures outstanding which included investment notes and uninsured money market notes. These debentures had a weighted-average interest rate of 9.40% and a weighted-average remaining maturity of 15.7 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

   Our principal corporate office is located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The telephone number at that address is (302) 478-6160. Our principal operating office is located at The Wanamaker Building, 100 Penn Square East, Philadelphia, Pennsylvania 19107. The telephone number at the Philadelphia office is (215) 940-4000. We maintain a web site on the World Wide Web at www.abfsonline.com. The information on our web site is not and should not be considered part of this document and is not incorporated into this prospectus by reference. This web site is only intended to be an inactive textual reference.

RECENT DEVELOPMENTS

   EXCHANGE OFFERS. On December 1, 2003, we mailed the Offer to Exchange, referred to as the first exchange offer in this document, to holders of our subordinated debentures issued prior to April 1, 2003. Holders of such subordinated debentures had the ability to exchange their debentures for (i) equal amounts of senior collateralized subordinated notes and shares of 10.0% Series A convertible preferred stock, referred to as Series A preferred stock in this document; and/or (ii) dollar-for-dollar for shares of Series A preferred stock. Senior collateralized subordinated notes with maturities of 12 months were issued in exchange for subordinated debentures tendered with maturities of less than 12 months, while subordinated debentures with maturities greater than 36 months were exchanged for senior collateralized subordinated notes with the same maturity or a maturity of 36 months. All other senior collateralized subordinated notes issued in the first exchange offer have maturities equal to the subordinated debentures tendered. Pursuant to the terms of the first exchange offer, we exchanged $117.2 million of subordinated debentures for 61.8 million shares of Series A preferred stock and $55.4 million of senior collateralized subordinated notes.

   On May 14, 2004, we mailed a second exchange offer, referred to as the second exchange offer in this document, to holders of our subordinated debentures issued prior to November 1, 2003. The first exchange offer and the second exchange offer are collectively referred to as exchange offers in this document. Holders of subordinated debentures issued prior to November 1, 2003 will have the ability to exchange up to $120.0 million in aggregate principal amount of their debentures for (i) equal amounts of senior collateralized subordinated notes and shares of Series A preferred stock; and/or (ii) dollar-for-dollar for shares of Series A preferred stock. For senior collateralized subordinated notes issued in exchange for subordinated debentures with maturities of 36 months or less, maturity dates will be the remaining maturity date of the subordinated debenture tendered, while subordinated debentures with maturities greater than 36 months will be exchanged for senior collateralized subordinated notes with the same maturity or a 36-month term, at the option of the holders.

   Senior collateralized subordinated notes issued and to be issued in the exchange offers, have interest rates equal to 10 basis points above the subordinated debentures tendered. The senior collateralized subordinated notes issued and to be issued in the exchange offers are secured by a security interest in certain cash flows originating from interest-only strips of certain of our subsidiaries held by ABFS Warehouse Trust 2003-1 with an aggregate value of at least an amount equal to 150% of the principal balance of senior collateralized subordinated notes outstanding plus priority lien obligations secured by the interest-only strips and/or the cash flows from the interest-only strips; provided that, such collateral coverage may not fall below 100% of the principal balance of the senior collateralized subordinated notes outstanding and priority lien obligations secured by the collateral, as determined by us on any quarterly balance sheet date. In the event of liquidation, to the extent the collateral securing the senior collateralized subordinated notes outstanding is not sufficient to repay these notes, the deficiency portion of the senior collateralized subordinated notes outstanding will rank junior in right of payment behind our senior indebtedness and all of our other existing and future senior debt and behind the existing and future debt of our subsidiaries and equally in right of payment with subordinated debentures issued by us and other unsecured debt.

   The value of the cash flows from interest-only strips held in the trust securing the senior collateralized subordinated notes as determined by us as of March 31, 2004, the date of our last valuation, exceeds the amount that would be required to fully collateralize at 150% the senior collateralized subordinated notes that would be outstanding upon completion of the second exchange offer. In the event of liquidation, all of the senior collateralized subordinated notes outstanding would rank equally in right of payment to the extent of our interest in the cash flows from the interest-only strips held in the trust securing the senior collateralized subordinated notes. At March 31, 2004, our interest in the cash flows from the interest-only strips held in the trust collateralizing the senior collateralized subordinated notes totaled $438.5 million. Assuming the issuance of $60.0 million of senior collateralized subordinated notes in the second exchange offer, there would be $115.4 million of senior collateralized subordinated notes outstanding upon the completion of the second exchange offer. See "Description of the Subordinated Debentures Offered and the Indenture" for a description of the effects of the exchange offers on subordinated debentures purchased in this offering.

   CURRENT FINANCIAL POSITION AND FUTURE LIQUIDITY ISSUES. On March 31, 2004, we had cash of approximately $31.4 million (including unrestricted cash of $16.2 million) and up to $364.4 million available under our new credit facilities described below. We can only use advances under these new credit facilities to fund loan originations and not for any other purposes. The combination of our current cash position and expected sources of operating cash over the fourth quarter of fiscal 2004 may not be sufficient to cover our operating cash requirements.

   For the next six to twelve months, we intend to augment our sources of operating cash with proceeds from the issuance of subordinated debentures. In addition to repaying maturing subordinated debentures, proceeds from the issuance of subordinated debentures will be used to fund overcollateralization requirements in connection with our loan originations and fund our operating losses. Under the terms of our credit facilities, our credit facilities will advance us 75% to 97% of the value of loans we originate. As a result of this limitation, we must fund the difference between the loan value and the advances, which we refer to as the overcollateralization requirement, from our operating cash. We can provide no assurances that we will be able to continue issuing subordinated debentures. In the event that we are unable to offer additional subordinated debentures for any reason, we have developed a contingent financial restructuring plan. See "-- Business Strategy Adjustments" for a discussion of this plan.

   Several events and issues have negatively impacted our short-term liquidity and contributed to our losses for fiscal 2003 and the first nine months of fiscal 2004, including our inability to complete our typical publicly underwritten securitization during the fourth quarter of fiscal 2003 and the first and third quarters of fiscal 2004 and our inability to draw down upon and the expiration of several credit facilities. In addition, our temporary discontinuation of sales of new subordinated debentures for approximately a six-week period during the first quarter of fiscal 2004 further impaired our liquidity.

   We incurred operating losses of $29.9 million and $82.5 million for the fiscal year ended June 30, 2003 and the first nine months of fiscal 2004, respectively. In addition, depending on our ability to recognize gains on our future securitizations, we anticipate incurring operating losses at least through the first quarter of fiscal 2005.

   For the third quarter of fiscal 2004, we recorded a net loss before dividends on preferred stock of $31.4 million. The loss primarily resulted from liquidity issues we have experienced since the fourth quarter of fiscal 2003, which substantially reduced our loan origination volume and our ability to generate revenues, our inability to complete a securitization during the third quarter, and a net $15.1 million pre-tax valuation adjustment on our securitization assets which was charged to the income statement. Additionally, operating expense levels that would support greater loan origination volume also contributed to the loss for the third quarter of fiscal 2004.

   During the nine months ended March 31, 2004, we recorded gross pre-tax valuation adjustments on our securitization assets primarily related to prepayment experience of $63.0 million, of which $43.1 million was charged to the income statement and $19.9 million was charged to other comprehensive income. The valuation adjustment on interest-only strips for the nine months ended March 31, 2004 was offset by an $8.4 million favorable impact of reducing the discount rate applied to value the residual cash flows from interest-only strips on December 31, 2003. Of this amount, $5.3 million offset the portion of the adjustment expensed through the income statement and $3.1 million offset the portion of the adjustment charged to other comprehensive income.

   As a result of these liquidity issues, since June 30, 2003, our loan origination volume was substantially reduced. From July 1, 2003 through March 31, 2004, we originated $468.6 million of loans which represents a significant reduction as compared to originations of $1.18 billion of loans for the same period in fiscal 2003. As a result of our inability to originate loans at previous levels, the relationships our subsidiaries have or were developing with their brokers were adversely impacted and we also lost a significant number of our loan origination employees. We anticipate that depending upon the size of our future quarterly securitizations, and the revenue derived from a securitization and whole loan sales in the quarter, we will need to substantially increase our loan originations per quarter to return to profitable operations. Our short-term plan to achieve the level of loan originations necessary to attain profitable operations includes replacing the loan origination employees we lost since June 30, 2003 and building an expanded broker initiative described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Business Strategy." Beyond the short-term, we expect to substantially increase originations through the application of the business strategy adjustments discussed below. Our ability to achieve the level of loan originations necessary to attain profitable operations could be hampered by our failure to implement our short-term plans and funding limitations expected during the start up of our new credit facilities. For a detailed discussion of our losses, capital resources and commitments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

   At March 31, 2004, we had total indebtedness of approximately $727.9 million, comprised of amounts outstanding under our credit facilities, senior collateralized subordinated notes issued in the first exchange offer, capitalized leases and subordinated debentures. The following table compares our secured and senior debt obligations and unsecured subordinated debenture obligations at March 31, 2004 to assets which are available to repay those obligations (in thousands):

                                                                                      SECURED AND     UNSECURED
                                                                                      SENIOR DEBT   SUBORDINATED       TOTAL
                                                                                      OBLIGATIONS    DEBENTURES     DEBT/ASSETS
                                                                                      -----------   ------------    -----------
    Outstanding debt obligations(a)(f)............................................     $142,064(b)    $585,797       $727,861
                                                                                       ========       ========       ========
    Assets available to repay debt:
      Cash........................................................................     $     --       $ 16,178       $ 16,178(c)
      Loans.......................................................................       90,887(d)      30,631        121,518
      Interest-only strips(f)(g)..................................................      167,409(a)(b)  329,300        496,709(e)
      Servicing rights............................................................           --         82,823         82,823(e)
                                                                                       --------       --------       --------
      Total assets available......................................................     $258,296       $458,932       $717,228
                                                                                       ========       ========       ========

---------------

(a) Includes the impact of the exchange of $117.2 million of subordinated debentures (unsecured subordinated debentures) for $55.4 million of senior collateralized subordinated notes (secured and senior debt obligations) and 61.8 million shares of Series A preferred stock in the December 31, 2003 and February 6, 2004 closings of the first exchange offer. At March 31, 2004, our interest in the cash flows from the interest-only strips held in the trust, which secure the senior collateralized subordinated notes, totaled $438.5 million, of which approximately $83.1 million represents 150% of the principal balance of the senior collateralized subordinated notes outstanding at March 31, 2004. For presentation purposes, $83.1 million is included in the column entitled "secured and senior debt obligations" in the table above.

(b) Security interests under the terms of the $250.0 million credit facility are included in this table. This $250.0 million credit facility is secured by loans when funded under this facility. In addition, interest-only strips secure, as a first priority, obligations in an amount not to exceed 10% of the outstanding principal balance under this facility and the obligations due under the fee letter related to this facility. Assuming the entire $250.0 million available under this credit facility were utilized, the maximum amount secured by the interest-only strips would be approximately $56.2 million. This amount is included as an allocation of our interest-only strips to the secured and senior debt obligations column.

(c) The amount of cash reflected in this table excludes restricted cash balances of $15.2 million at March 31, 2004.

(d) Reflects the amount of loans specifically pledged as collateral against our advances under our credit facilities.

(e) Reflects the fair value of our interest-only strips and servicing rights at March 31, 2004.

(f) The effects on this table of every $1,000,000 of existing subordinated debentures that is exchanged in the second exchange offer for a combination of $500,000 of senior collateralized subordinated notes and 500,000 shares of Series A preferred stock would be as follows for "Outstanding debt obligations": the column entitled "unsecured subordinated debentures" would decrease by $1,000,000; the column entitled "secured and senior debt obligations" would increase by $500,000. The effect for "Interest-only strips" would be as follows: the column entitled "unsecured subordinated debentures" would decrease by $750,000; the column entitled "secured and senior debt obligations" would increase by $750,000.

(g) The grant of a lien on the collateral to secure the senior collateralized subordinated notes issued upon the completion of the first exchange offer and the senior collateralized subordinated notes to be issued in the second exchange offer is not a direct lien on any interest-only strips, but is, rather, a lien on the right of certain of our subsidiaries to receive certain cash flows from ABFS Warehouse Trust 2003-1 which is a special purpose entity which holds the majority of, but not all of, the interest-only strips directly or indirectly held by us. The interest-only strips in this trust also secure, as a first priority, obligations in an amount not to exceed 10% of the outstanding principal balance under our $250.0 million credit facility and the obligations due under the fee letter related to this facility. Assuming the entire $250.0 million available under this credit facility were utilized, the maximum amount secured by the interest-only strips would be approximately $56.2 million.

   REMEDIAL STEPS TAKEN TO ADDRESS LIQUIDITY ISSUES. Since June 30, 2003, we undertook specific remedial actions to address short-term liquidity concerns including selling loans on a whole loan basis, securing new credit and warehouse facilities, refinancing an off-balance sheet mortgage conduit facility, effecting the exchange offers with respect to our subordinated debentures and suspending the payment of quarterly cash dividends on our common stock.

   We entered into an agreement on June 30, 2003 with an investment bank to sell up to $700.0 million of mortgage loans, entered into a forward sale agreement in March 2004 for $300.0 million of mortgage loans and solicited bids and commitments from other participants in the whole loan sale market. In total, from June 30, 2003 through March 31, 2004, we sold approximately $729.8 million (which includes $222.3 million of loans sold by the expired mortgage conduit facility described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facilities") of loans through whole loan sales.

   On September 22, 2003, we entered into definitive agreements with a financial institution for a new $200.0 million credit facility for the purpose of funding our loan originations. On October 14, 2003, we entered into definitive agreements with a warehouse lender for a revolving mortgage loan warehouse credit facility of up to $250.0 million to fund loan originations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facilities" for information regarding the terms of these facilities and "Risk Factors -- If we are unable to obtain additional financing, we may not be able to restructure our business to permit profitable operations or repay the subordinated debentures when due."

   Although we obtained two new credit facilities totaling $450.0 million, the proceeds of these credit facilities may only be used to fund loan originations and may not be used for any other purpose. Consequently, we will have to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debentures.

   On October 16, 2003, we refinanced through a mortgage warehouse conduit facility $40.0 million of loans that were previously held in an off-balance sheet mortgage conduit facility which expired pursuant to its terms in July 2003. We also refinanced an additional $133.5 million of mortgage loans in the new conduit facility which were previously held in other warehouse facilities, including the amended $50.0 million warehouse facility which expired on October 17, 2003. The more favorable advance rate under this conduit facility as compared to the expired facilities, which previously held these loans, along with loans fully funded with our cash, resulted in our receipt of $17.0 million in cash. On October 31, 2003, we completed a privately-placed securitization of the $173.5 million of loans, with servicing released, that had been transferred to this conduit facility. Under the terms of this conduit facility, it terminated upon the disposition of the loans held by it. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for additional information regarding this conduit facility.

   On December 1, 2003, we mailed the first exchange offer to holders of our subordinated debentures issued prior to April 1, 2003. On May 14, 2004, we mailed the second exchange offer to holders of our subordinated debentures issued prior to November 1, 2003. See "-- Exchange Offers" for additional information about the exchange offers.

   On January 22, 2004, we executed an agreement to sell our interests in the remaining lease portfolio. The terms of the agreement included a cash sale price of approximately $4.8 million in exchange for our lease portfolio balance as of December 31, 2003. Additionally, we continued to service the portfolio until the February 20, 2004 servicing transfer date under the agreement. We received cash from this sale in January 2004.

   To the extent that we fail to maintain our credit facilities or obtain alternative financing on acceptable terms and increase our loan originations, we may have to sell loans earlier than intended and further restructure our operations. While we currently believe that we will be able to restructure our operations, if necessary, we cannot assure you that such restructuring will enable us to attain profitable operations or repay the subordinated debentures when due. If we fail to successfully implement our adjusted business strategy, we will be required to consider other alternatives, including raising additional equity, seeking to convert an additional portion of our subordinated debentures to equity, seeking protection under federal bankruptcy laws, seeking a strategic investor, or exploring a sale of the company or some or all of its assets. See "Risk Factors -- We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our ability to operate profitably and restrict our ability to repay the subordinated debentures" and "-- If we are unable to obtain additional financing, we may not be able to restructure our business to permit profitable operations or repay the subordinated debentures when due."

   BUSINESS STRATEGY ADJUSTMENTS. Our adjusted business strategy focuses on shifting from gain-on-sale accounting and the use of securitization transactions as our primary method of selling loans to a more diversified strategy which utilizes a combination of whole loan sales and securitizations, while protecting revenues, controlling costs and improving liquidity. This shift will be more pronounced as our loan origination levels increase. Short-term, we have replaced certain of the loan origination employees we lost since June 30, 2003 and developed our expanded broker initiative in order to increase loan originations. On December 24, 2003, we hired an experienced industry professional who manages the wholesale business and acquired a broker operation that operates primarily on the west coast of the United States. The operation acquired had 35 employees, currently 66 employees, located in California and is expected to contribute to our loan origination volume from our broker channel, especially in the state of California. Assets acquired in this transaction, mostly fixed assets, were not material. The purchase price was comprised of issuing a $475 thousand convertible non-negotiable promissory note to the sellers and assuming $107 thousand of liabilities. In addition, in February 2004, we hired a second experienced industry professional to start up a broker operation on the west coast. This west coast operation currently has 28 employees. In March 2004, we opened a mortgage broker office in Maryland and hired three experienced senior managers and a loan origination staff of 40. Our

Maryland broker office now has a staff of 51. In June 2004, we acquired a broker operation with 35 employees located in Texas. Assets acquired in this transaction were fixed assets and the transaction was not material. The purchase price was comprised of a $650 thousand convertible non-negotiable promissory note and $150 thousand in cash. In addition, we hired 27 mortgage broker account executives to expand our broker presence in the eastern, southern and mid-western areas of the U.S. Beyond the short-term, we expect to increase loan originations through the application of adjustments to our business strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Business Strategy" for information regarding adjustments to our business strategy.

   If we fail to generate sufficient liquidity through the sales of our loans, the sale of our subordinated debentures, the maintenance of new credit facilities or a combination of the foregoing, we will have to restrict loan originations and make additional changes to our business strategy, including restricting or restructuring our operations which could reduce our profitability or result in losses and impair our ability to repay the subordinated debentures. In addition, we have historically experienced negative cash flow from operations. To the extent we fail to successfully implement our adjusted business strategy, which requires access to capital to originate loans and our ability to profitably sell these loans, we would continue to experience negative cash flows from operations, which would impair our ability to repay our subordinated debentures and may require us to restructure our operations. See "Risk Factors -- If we are unable to successfully implement our adjusted business strategy which focuses on whole loan sales, we may be unable to attain profitable operations which could impair our ability to repay the subordinated debentures."

   In addition to the adjustments to our business strategy described above, in the event we are unable to offer additional subordinated debentures for any reason, we have developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on our current cash flow projections, we anticipate being able to make all scheduled subordinated debenture maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that we would take, in addition to those indicated in our adjusted business strategy, to reduce our operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, obtaining working capital funding and scaling back less profitable businesses. No assurance can be given that we will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay the subordinated debentures when due.

   CREDIT FACILITIES, SERVICING AGREEMENTS AND WAIVERS RELATED TO FINANCIAL COVENANTS. As a result of the losses experienced in fiscal 2003 and the first nine months of fiscal 2004, we failed to comply with the terms of certain of the financial covenants in our credit facilities. We requested and obtained waivers from our lenders, as necessary, for our non-compliance with financial covenants as of June 30, 2003, September 30, 2003, October 31, 2003, November 30, 2003, December 31, 2003 and March 31, 2004. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facilities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facilities -- Waivers and Amendments of Financial Covenants" for additional information regarding the waivers or amendments obtained.

   In addition, as a result of our non-compliance at September 30, 2003, with the net worth covenant in several of our pooling and servicing and sale and servicing agreements (collectively referred to as servicing agreements in this document), we requested and obtained waivers of the non-compliance from the two financial insurers representing the bondholders or certificateholders under separate servicing agreements (collectively referred to as bond insurers in this document). In connection with the granting of these waivers, these two bond insurers required amendments to their associated servicing agreements providing for term-to-term servicing, which the associated bond insurer may fail to renew in its sole discretion. Two other bond insurers also required us to amend the servicing agreements with respect to which each serves as a bond insurer to provide, in the case of one bond insurer, for term-to-term servicing and a designated back-up servicer, and in the case of the other bond insurer, for a designated back-up servicer.

   As a result of these amendments to our servicing agreements, all of our servicing agreements associated with the bond insurers now provide for term-to-term servicing with provisions for reappointment that vary among the agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

   See "Risk Factors -- Our servicing rights may be terminated if we fail to satisfactorily perform our servicing obligations, or fail to meet minimum net worth requirements or financial covenants which could hinder our ability to operate profitably and impair our ability to repay the subordinated debentures."

   Because we anticipate incurring losses through at least the first quarter of fiscal 2005, we anticipate that we will need to obtain additional waivers from our lenders and bond insurers as a result of our non-compliance with financial covenants. We cannot assure you as to whether or in what form we will obtain these waivers. To the extent we are unable to obtain waivers from our lenders, we may be unable to pay dividends on the Series A preferred stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Risk Factors --
Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility and limit our ability to operate profitability, and our ability to repay the subordinated debentures may be impaired."

   DELINQUENCIES; FORBEARANCE AND DEFERMENT ARRANGEMENTS. We experienced an increase in the total delinquencies in our total managed portfolio to $243.9 million at March 31, 2004 from $229.1 million at June 30, 2003 and $170.8 million at June 30, 2002. The managed portfolio includes loans held as available for sale on our balance sheet and loans serviced for others. Total delinquencies (loans and leases, excluding real estate owned, with payments past due for more than 30 days) as a percentage of the total managed portfolio were 11.12% at March 31, 2004 compared to 6.27% at June 30, 2003 and 5.57% at June 30, 2002.

   As the managed portfolio continues to season and if our economy continues to lag, the delinquency rate may continue to increase, which could negatively impact our ability to sell or securitize loans and reduce our profitability and the funds available to repay our subordinated debentures. Continuing low market interest rates could continue to encourage borrowers to refinance their loans and increase the levels of loan prepayments we experience which would negatively impact our delinquency rate.

   Delinquencies in our total managed portfolio do not include $229.4 million of previously delinquent loans at March 31, 2004, which are subject to deferment and forbearance arrangements. Generally, a loan remains current after we enter into a deferment or forbearance arrangement with the borrower only if the borrower makes the principal and interest payments as required under the terms of the original note (exclusive of the delinquent payments advanced or fees paid by us on borrower's behalf as part of the deferment or forbearance arrangement) and we do not reflect it as a delinquent loan in our delinquency statistics. However, if the borrower fails to make principal and interest payments, we will generally declare the account in default, reflect it as a delinquent loan in our delinquency statistics and resume collection actions.

   During the final six months of fiscal 2003 and the first six months of fiscal 2004, we experienced a pronounced increase in the number of borrowers under deferment arrangements than in prior periods. There was approximately $197.7 million and $229.4 million of cumulative unpaid principal balance of loans under deferment and forbearance arrangements at June 30, 2003 and March 31, 2004, respectively, as compared to approximately $138.7 million of cumulative unpaid principal balance at June 30, 2002. Total cumulative unpaid principal balances under deferment or forbearance arrangements as a percentage of the total managed portfolio were 5.41% at June 30, 2003 and 10.46% at March 31, 2004 compared to 4.52% at June 30, 2002. Additionally, there are loans under deferment and forbearance arrangements which have returned to delinquent status. At March 31, 2004, there was $49.6 million of cumulative unpaid principal balance under deferment arrangements and $55.1 million of cumulative unpaid principal balance under forbearance arrangements that are now reported as delinquent 31 days or more. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Total Portfolio Quality -- Deferment and Forbearance Arrangements" and "Risk Factors -- Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility and limit our ability to operate profitably, and our ability to repay the subordinated debentures may be impaired."

   SECURITIES CLASS ACTIONS AND DERIVATIVE ACTION LAWSUITS. On January 21, 2004, January 28, 2004, February 12, 2004 and February 18, 2004, four purported class action lawsuits were filed against us and our director and Chief Executive Officer, Anthony Santilli, and our Chief Financial Officer, Albert Mandia, in the United States District Court for the Eastern District of Pennsylvania. The first two suits and the fourth suit also name former director, Richard Kaufman, as a defendant. The complaints are captioned:
Weisinger v. American Business Financial Services, Inc. et al, Civil Action No. 04-265; Ruane v. American Business Financial Services, Inc. et al, Civil Action No. 04-400, Operative Plasterers' and Cement Masons' International Employees' Trust Fund v. American Business Financial Services, Inc. et al, Civil Action No. 04-617, and Vieni v. American Business Financial Services, Inc. et al, Civil Action No. 04-687. The lawsuits were brought by purchasers of our common stock who were seeking to represent a class of all purchasers of our common stock for a proposed class period January 27, 2000 through June 25, 2003 with respect to the first two suits and fourth suit filed. A proposed class period for the third suit is January 27, 2000 through June 12, 2003. As of May 3, 2004, no motions for class certification have been filed.

   The first two and fourth lawsuits allege that, among other things, we and the named directors and officers violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, referred to as the Exchange Act. These three lawsuits allege that, among other things, during the applicable class period, our forbearance and foreclosure practices enabled us to, among other things, allegedly inflate our financial results. These three lawsuits appear to relate to the same subject matter as the Form 8-K we filed on June 13, 2003 disclosing a subpoena from the Civil Division of the U.S. Attorney's Office into our forbearance and foreclosure practices. The U.S. Attorney's inquiry was subsequently concluded in December 2003. See "Business - Legal Proceedings." These three lawsuits seek unspecified compensatory damages, costs and expenses related to bringing the action, and other unspecified relief.

   The third lawsuit alleges that the defendants issued false and misleading financial statements in violation of accounting principles generally accepted in the United States of America, referred to as GAAP, the Exchange Act and rules of the Securities and Exchange Commission, referred to as SEC, by entering into forbearance agreements with borrowers, understating default and foreclosure rates and failing to properly adjust prepayment assumptions to hide the impact on net income. This lawsuit seeks unspecified damages, interest, costs and expenses of the litigation, and injunctive or other relief.

   As of May 3, 2004, the four cases were consolidated. Lead plaintiffs and counsel were appointed on June 3, 2004.

   On March 15, 2004, a shareholder derivative action was filed against us, as a nominal defendant, and our director and Chief Executive Officer, Anthony Santilli, our Chief Financial Officer, Albert Mandia, our directors, Messrs. Becker, DeLuca and Sussman, and our former director Mr. Kaufman, as defendants, in the United States District Court for the Eastern District of Pennsylvania. The complaint is captioned: Osterbauer v. Santilli et al, Civil Action No. 04-1105. The lawsuit was brought nominally on behalf of the Company, as a shareholder derivative action, alleging that the named directors and officers breached their fiduciary duties to the Company, engaged in the abuse of control, gross mismanagement and other violations of law during the period from January 27, 2000 through June 25, 2003. The lawsuit seeks unspecified compensatory damages, equitable or injunctive relief and costs and expenses related to bringing the action, and other unspecified relief. The parties have agreed to stay this case pending disposition of any motion to dismiss the anticipated consolidated amended complaint filed in the putative securities class actions.

   Procedurally, these lawsuits are in a very preliminary stage. We believe that we have several defenses to the claims raised by these lawsuits and intend to vigorously defend the lawsuits. Due to the inherent uncertainties in litigation and because the ultimate resolution of these proceedings is influenced by factors outside of our control, we are currently unable to predict the ultimate outcome of this litigation or its impact on our financial position or results of operations. See "Risk Factors -- We are subject to purported securities class action and derivative lawsuits, the impact of which on our financial position is uncertain. The inherent uncertainty related to litigation of this type and the preliminary stage of these suits makes it difficult to predict the ultimate outcome or potential liability that we may incur as a result of these matters."

   LISTING ON THE NASDAQ STOCK MARKET. On April 1, 2004, we received a notice from the NASDAQ Stock Market that we were not in compliance with the requirement for continued listing of our common stock on the NASDAQ National Market System on the basis that we have not met the requirement that the minimum market value of our publicly held shares equal at least $5.0 million. Our non-compliance with this requirement is the result of recent declines in the price of our common stock, which we believe is partially the result of an extremely large short position in our stock and manipulation aimed at depressing the bid price utilized to calculate this requirement. Under NASDAQ rules, we have 90 days, or until June 28, 2004, to become compliant with this requirement for a period of 10 consecutive trading days. On June 15, 2004, we advised the NASDAQ Stock Market that we had been in compliance with this requirement for 10 consecutive trading days. We believe we are currently in compliance with the NASDAQ Stock Market continued listing requirements. The continued listing of our common stock on the NASDAQ Stock Market is subject to risks and uncertainties. See "Risk Factors" for a discussion of these risks and the consequences of our inability to maintain the listing.

SUMMARY HISTORICAL FINANCIAL DATA

   You should consider our selected consolidated financial information set forth below together with the more detailed consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Also see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Reconciliation of Non-GAAP Financial Measures" for a reconciliation of total portfolio and managed real estate owned, to which we refer to as REO in this document, to our balance sheet.


                                                        NINE MONTHS ENDED
                                                            MARCH 31,                          YEAR ENDED JUNE 30,
                                                      --------------------    -----------------------------------------------------
                                                        2004        2003        2003       2002        2001        2000       1999
                                                      ---------   --------    --------   --------    --------    --------   -------
                                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues:
 Gain on sale of loans and
   leases:
 Securitizations..................................    $  15,107   $170,394    $170,950   $185,580    $128,978    $ 90,380   $64,490
 Whole loan sales.................................       10,207         29         655      2,448       2,742       1,717     2,272
 Interest and fees................................       11,690     13,393      19,395     18,890      19,840      17,683    14,281
 Interest accretion on
   interest-only strips...........................       30,942     34,361      47,347     35,386      26,069      16,616     2,021
 Other............................................        4,290      2,674       3,059      5,597       5,707       4,250     3,360
                                                      ---------   --------    --------   --------    --------    --------   -------
Total revenues....................................       72,236    220,851     241,406    247,901     183,336     130,646    86,424
Total expenses(a).................................      205,334    214,043     290,426    234,351     170,151     120,284    64,573
                                                      ---------   --------    --------   --------    --------    --------   -------
Operating income (loss) before
   income taxes...................................     (133,098)     6,808     (49,020)    13,550      13,185      10,362    21,851
Income tax expense (benefit)......................      (50,577)     2,655     (19,118)     5,691       5,274       3,938     7,763
                                                      ---------   --------    --------   --------    --------    --------   -------
Income (loss) before cumulative
   effect of a change in
   accounting principle
   and dividends on preferred
   stock..........................................      (82,521)     4,153     (29,902)     7,859       7,911       6,424    14,088
Cumulative effect of a change
   in accounting principle........................           --         --          --         --         174          --        --
                                                      ---------   --------    --------   --------    --------    --------   -------
Income (loss) before dividends
   on preferred stock.............................      (82,521)     4,153     (29,902)     7,859       8,085       6,424    14,088
Dividends on preferred stock......................        1,751         --          --         --          --          --        --
                                                      ---------   --------    --------   --------    --------    --------   -------
Net income (loss) attributable to
   common stock...................................    $ (84,272)  $  4,153    $(29,902)  $  7,859    $  8,085    $  6,424   $14,088
                                                      =========   ========    ========   ========    ========    ========   =======
Per Common Share Data:
Income (loss) before cumulative
   effect of a change in
   accounting principle(b)
 Basic earnings (loss) per
   common share...................................    $  (25.26)  $   1.30    $  (9.32)  $   2.44    $   1.89    $   1.41   $  2.87
 Diluted earnings (loss) per
   common share...................................       (25.26)      1.24       (9.32)      2.26        1.85        1.38      2.80
Net income (loss):
 Basic earnings (loss) per
   common share...................................    $  (25.26)  $   1.30    $  (9.32)  $   2.44    $   1.94    $   1.41   $  2.87
 Diluted earnings (loss) per
   common share...................................       (25.26)      1.24       (9.32)      2.26        1.89        1.38      2.80
 Cash dividends declared per
   common share...................................           --      0.218       0.291      0.255       0.236       0.227     0.127

---------------
(a) Includes securitization assets fair value adjustments of $37.8 million for the nine months ended March 31, 2004, $33.3 million for the nine months ended March 31, 2003, $45.2 millionfor the fiscal year ended June 30, 2003, $22.1 million for the fiscal year ended June 30, 2002 and $12.6 million for the fiscal year ended June 30, 2000.

(b) Amounts for the nine months ended March 31, 2004 and 2003 and the years ended June 30, 2003 and prior have been retroactively adjusted to reflect the effect of a 10% stock dividend declared May 13, 2004 as if the additional shares had been outstanding for each period presented. Amounts for the years ended June 30, 2002 and prior have been retroactively adjusted to reflect the effect of a 10% stock dividend declared
    August 21, 2002 as if the additional shares had been outstanding for each period presented. Amounts for the years ended June 30, 2001 and prior have been retroactively adjusted to reflect the effect of a 10% stock dividend declared October 1, 2001.


                                                                                                   JUNE 30,
                                                              MARCH 31,    --------------------------------------------------------
                                                                 2004         2003        2002        2001        2000       1999
                                                              ---------    ----------   --------    --------    --------   --------
                                                                                      (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents .................................    $ 31,375    $   47,475   $108,599    $ 91,092    $ 69,751   $ 22,395
Loan and lease receivables, net:
  Available for sale.......................................     121,518       271,402     57,677      94,970      50,696     41,171
 Interest and fees ........................................      20,655        15,179     12,292      16,549      13,002      6,863
 Other ....................................................      36,362        23,761      9,028       2,428          --         --
Interest-only strips ......................................     496,709       598,278    512,611     398,519     277,872    178,218
Servicing rights ..........................................      82,823       119,291    125,288     102,437      74,919     43,210
Receivable for sold loans and leases ......................          --        26,734         --          --      46,333     58,691
Total assets ..............................................     898,219     1,159,351    876,375     766,487     594,282    396,301
Subordinated debentures ...................................     585,797       719,540    655,720     537,950     390,676    211,652
Senior collateralized subordinated notes ..................      55,420            --         --          --          --         --
Total liabilities .........................................     888,055     1,117,282    806,997     699,625     532,167    338,055
Stockholders' equity ......................................      10,164        42,069     69,378      66,862      62,115     58,246



                                           NINE MONTHS ENDED
                                               MARCH 31,                                  YEAR ENDED JUNE 30,
                                        -----------------------    ----------------------------------------------------------------
                                           2004         2003          2003         2002          2001          2000         1999
                                        ----------   ----------    ----------   ----------    ----------    ----------   ----------
                                                                          (DOLLARS IN THOUSANDS)
OTHER DATA:
Total loan and lease
 portfolio..........................    $2,349,417   $3,477,805    $3,651,074   $3,066,189    $2,589,395    $1,918,540   $1,176,918
Originations(a):
 Business purpose loans.............            --       93,169       122,790      133,352       120,537       106,187       64,818
 Home equity loans..................       468,585    1,084,170     1,543,730    1,246,505     1,096,440       949,014      634,820
Average loan size of loans
 originated(a):
 Business purpose loans.............            --           89            92           97            91            89           80
 Home equity loans..................           100           93            91           89            82            70           74
Weighted average interest rate
 of loans originated(a):
 Business purpose loans.............            --%       15.81%        15.76%       15.75%        15.99%        15.99%       15.91%
 Home equity loans..................          8.36        10.26          9.99        10.91         11.46         11.28        11.05
 Combined...........................          8.36        10.70         10.42        11.38         11.91         11.64        11.17
Loans and leases sold:
 Securitizations....................    $  141,407   $1,176,943    $1,423,764   $1,351,135    $1,102,066    $1,001,702   $  777,598
 Whole loan sales...................       481,807        2,239        28,013       57,679        76,333       102,670      105,751

---------------
(a) Conventional first mortgages and leases originated in fiscal 2000 and prior have been excluded because we no longer originate these types of loans and leases.


                                                                            NINE MONTHS
                                                                               ENDED
                                                                             MARCH 31                 YEAR ENDED JUNE 30,
                                                                           ------------    ----------------------------------------
                                                                           2004    2003     2003     2002     2001    2000     1999
                                                                           -----   ----    ------   -----    -----    -----   -----
FINANCIAL RATIOS:
Return on average assets...............................................       (d)  0.60%    (3.07)%  0.94%    1.22%    1.31%   4.56%
Return on average equity...............................................       (d)  7.47    (44.20)  11.75    12.22    10.29   28.10
Total delinquencies as a percentage of total portfolio at end of
  period(a)............................................................    11.15%  6.33      6.27    5.57     4.13     2.91    3.19
Real estate owned as a percentage of total portfolio at end of period..     1.11   1.01      0.77    1.11     1.10     0.68    0.85
Loan and lease losses as a percentage of the average total portfolio
  during the period(b).................................................     1.43   0.92      0.90    0.60     0.53     0.31    0.12
Pre-tax income (loss) as a percentage of total revenues................       (d)  3.08    (20.00)   5.47     7.19     7.93   25.28
Ratio of earnings to fixed charges(c)..................................    (1.46)x 1.13x     0.31x   1.19x    1.23x    1.26x  1.92x

---------------
(a) Includes loans delinquent 31 days or more and excludes REO and previously delinquent loans subject to deferment and forbearance agreements if the borrower with this arrangement is current on principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement).

(b) Percentage based on annualized losses and average total portfolio.

(c) Earnings (loss) before income taxes and fixed charges were insufficient to cover fixed charges by $134.8 million for the nine months ended March 31, 2004 and $49.0 million for the year ended June 30, 2003.

(d) Not meaningful for the nine months ended March 31, 2004.

OVERVIEW OF THE OFFERING


   THE OFFERING. We are offering up to $280.0 million of subordinated debentures. In connection with this offering of subordinated debentures, we have entered into an agreement called an indenture with U.S. Bank National Association, a national banking association who will act as the trustee. The indenture provides detailed information regarding the terms of subordinated debentures and what happens in the event we fail to make a payment. The trustee monitors our compliance with the terms of the indenture and takes actions to protect the rights of holders of the subordinated debentures if we do not comply with these terms. There is no minimum amount of subordinated debentures that must be sold in the offering. We may withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, the subordinated debentures previously sold will remain outstanding until maturity and pending orders will be irrevocable. See "Plan of Distribution."

   UNSECURED OBLIGATIONS. The subordinated debentures are not insured, guaranteed or secured by the Federal Deposit Insurance Corporation, referred to as the FDIC in this document, or other government agencies or by any lien on any of our assets. We do not intend to contribute funds to a separate fund, such as a sinking fund, to provide funds to repay the subordinated debentures upon maturity. Our sources of funds for the repayment of principal at maturity and the ongoing payment of interest on these subordinated debentures include cash flows from operations, including the sale of available for sale loans through whole loan sales or securitizations, and cash generated from additional debt financing including the sale of the subordinated debentures. See "Risk Factors -- Since we do not set aside funds to repay the subordinated debentures offered, you must rely on our cash flow from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the subordinated debentures and you could lose all or a part of your investment."

   SUBORDINATED OBLIGATIONS. The subordinated debentures are second in right of repayment, or subordinated, to our senior debt, debt of our subsidiaries and senior collateralized subordinated notes issued and to be issued in the exchange offers to the extent of the collateral securing such notes. There is no limitation on the amount of senior debt or subsidiary debt we may incur. See "Description of the Subordinated Debentures Offered and the Indenture" for a description of what constitutes senior debt and debt of our subsidiaries and see "Prospectus Summary -- Recent Developments -- Exchange Offers" for a description of senior collateralized subordinated notes.

   PARITY DEBT. Upon liquidation or dissolution, our indebtedness, other than the senior debt, subsidiary debt and senior collateralized subordinated notes issued and to be issued in the exchange offers to the extent of the collateral securing these obligations, will have rights equal to those of the subordinated debentures being offered. As of April 30, 2004, we had $586.2 million of indebtedness which will rank equally in right of payment with the subordinated debentures offered by this prospectus. See "Description of the Subordinated Debentures Offered and the Indenture."

   ORDERS. Your order is irrevocable once we have received it. We may reject your order in whole or in part, for any reason. If your order is not accepted by us, we will promptly refund the funds you paid with your order to you without deduction of any costs and without interest. See "Plan of Distribution."

   Upon acceptance of an order, we send an initial transaction statement to the purchaser which shows the purchaser's ownership. Purchasers may not transfer rights of ownership in the security by the endorsement and delivery of the statement to another purchaser. See "Description of the Subordinated
Debentures Offered and the Indenture -- Provisions Relating to All Securities" for information on how to transfer subordinated debentures.

   OVERVIEW OF TERMS OF SUBORDINATED DEBENTURES. For an overview of the subordinated debentures, see "-- Highlights of Terms of the Subordinated Debentures Offered" and "Description of the Subordinated Debentures and the Indenture" appearing in this prospectus.

   USE OF PROCEEDS. Assuming that we sell all of the $280.0 million of subordinated debentures offered, we will receive net proceeds of approximately $274.9 million after paying expenses which we estimate to be approximately $5.1 million. We intend to use approximately $220.0 million to $274.9 million of the net proceeds to repay maturing subordinated debentures with maturities of one day to 10 years and interest rates ranging from 4.0% to 13.0%. We intend to use the remainder of the net proceeds we receive from the sale of the subordinated debentures for our general corporate purposes as described under "Use of Proceeds."

   We do not use registered broker-dealers to assist with the sale of the subordinated debentures. If we elect to use broker-dealers on a best efforts basis in connection with future sales of the subordinated debentures, we anticipate that we will pay commissions of up to 10% of the sales price to those brokers and we may reimburse those brokers for costs and expenses related to those sales. If we use brokers, expenses of the offering will increase and the proceeds we receive will be less than currently estimated.

HIGHLIGHTS OF TERMS OF THE SUBORDINATED DEBENTURES OFFERED

                                                        INVESTMENT NOTES                        UNINSURED MONEY MARKET NOTES
                                                        ----------------                        ----------------------------
Types of Security Offered..............    Unsecured, subordinated, fixed rate, fixed    Unsecured, subordinated, adjustable-rate,
                                           term debt security.                           uninsured debt security without fixed
                                                                                         maturity.
Denomination of Initial Purchase and       Minimum purchase: $1,000 per security or      Minimum purchase: $1,000 per security or
Additional Purchases...................    any amount in excess of $1,000.               any amount in excess of $1,000.
Annual Interest Rate...................    Fixed upon issuance. You may choose a term    We will adjust the interest rate paid from
                                           length and the applicable interest rate       time to time in our sole discretion. The
                                           will be based upon the term chosen.           interest rate will not be less than 4.0%
                                                                                         per year. We will notify holders in
                                                                                         writing at least 14 days prior to any
                                                                                         decrease in the interest rate. No interest
                                                                                         will be paid for any day on which the
                                                                                         principal balance is below $1,000.
Payment of Interest....................    Interest on investment notes with             Interest will be compounded daily and
                                           maturities of less than one year will be      credited monthly at the end of each month.
                                           compounded daily and paid at maturity.        No checks will be issued in payment of
                                           Interest on investment notes with             interest. Accrued interest will be added
                                           maturities of one year or greater will be     to principal in each account in the form
                                           compounded daily and, at the election of      of additional securities.
                                           the holder, paid at maturity, monthly,
                                           quarterly, semi-annually or annually.
Redemption by Holder...................    Investment notes with remaining maturities
                                           of less than one year are not redeemable      Uninsured money market notes may be
                                           prior to maturity. Investment notes with      redeemed either by delivering a written
                                           remaining maturities of one year or           notice to us which specifies the amount of
                                           greater may be redeemed by the holder, who    the redemption or by using drafts, which
                                           is a natural person, following his/her        are similar to checks. Redemptions by
                                           total permanent disability (as described      written notice may be for any amount and
                                           under the heading "Description of the         we may take up to 10 business days to mail
                                           Subordinated Debentures Offered and the       the proceeds of the redemption.
                                           Indenture -- Provisions Relating to           Redemptions by draft may not be for
                                           Investment Notes"), or by the holder's        amounts less than $500. We will charge a
                                           estate after his/her death, at the            service fee for each draft in excess of
                                           principal amount plus accrued interest.       three (3) per month. Uninsured money
                                           Any holder who is not a natural person,       market notes may be redeemed in full and
                                           such as a trust, partnership or               accounts may be closed only by sending us
                                           corporation, will have no right to cause      a written request; drafts may not be
                                           redemption prior to maturity (for joint       utilized. See "Description of the
                                           holders, see "Description of the              Subordinated Debentures Offered and the
                                           Subordinated Debentures Offered and the       Indenture -- Provisions Relating to
                                           Indenture -- Provisions Relating to           Uninsured Money Market Notes -- Redemption
                                           Investment Notes").                           by the Holder."
Redemption by Us.......................    Redeemable upon 90 days written notice to     Redeemable upon 30 days written notice to
                                           the holder.                                   the holder.
Form/Transferability...................    In book-entry form and non-negotiable. (A     In book-entry form and non-negotiable. (A
                                           transaction statement will be issued, not     transaction statement will be issued, not
                                           an individual promissory note). Not           an individual promissory note). Not
                                           transferable without our prior written        transferable without our prior written
                                           consent.                                      consent.
Maturity...............................    Investment notes are offered with terms to    No fixed maturity.
                                           maturity described in a supplement to this
                                           prospectus. These terms generally range
                                           from 3 to 120 months. The term of each
                                           note is established at the time of
                                           purchase.
Automatic Extension....................    The investment notes will be automatically    Not applicable.
                                           extended for a period equal to the
                                           original term unless: (i) we notify the
                                           holder at least seven days prior to the
                                           maturity date that an extension will not
                                           be provided; or (ii) the holder elects to
                                           redeem or change the term on his/her notes
                                           within seven days after the maturity date.
                                           Investment notes to be extended will be
                                           extended at a fixed interest rate equal to
                                           the interest rate being offered on newly
                                           issued investment notes of the same term
                                           and denomination at their respective
                                           maturity dates.
Periodic Statements....................    Quarterly statements detailing the current    Monthly statements detailing the current
                                           balance and interest rate paid on each        balance and interest rate paid on each
                                           note will be mailed to each holder no         account will be mailed to each holder no
                                           later than the tenth business day             later than the tenth business day
                                           following the end of each calendar            following the end of each month.
                                           quarter.

                                  RISK FACTORS


   BEFORE YOU INVEST IN OUR SUBORDINATED DEBENTURES, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED IN THIS SECTION. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS AND THE RATE SUPPLEMENT PROVIDED TO YOU WITH THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE ANY SUBORDINATED DEBENTURES WE ARE OFFERING.

RISKS RELATED TO THE OFFERING

BECAUSE OUR SUBORDINATED DEBENTURES ARE NOT INSURED AGAINST LOSS BY THE FDIC OR ANY GOVERNMENTAL AGENCY, YOU COULD LOSE YOUR ENTIRE INVESTMENT.

   Neither the FDIC nor any other governmental or private agency insures the subordinated debentures. The holder of the subordinated debentures is dependent solely upon such sources of funds as our earnings, proceeds from the sale of available for sale loans through whole loan sales or securitizations, and other sources of funds, including proceeds from the continuing sale of subordinated debentures, for repayment of principal at maturity and the ongoing payment of interest. If these sources of repayment are inadequate, you could lose your entire investment. See "-- Since we do not set aside funds to repay the subordinated debentures offered, you must rely on our cash flow from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the subordinated debentures and you could lose all or a part of your investment."

BECAUSE OUR BUSINESS OPERATIONS ARE GENERALLY NOT SUBJECT TO REGULATION AND EXAMINATION BY FEDERAL BANKING REGULATORS, THESE PROTECTIONS ARE NOT AVAILABLE TO PROTECT INVESTORS IN OUR SUBORDINATED DEBENTURES.

   Currently, our operations are not regulated or subject to examination in the same manner as commercial banks, savings banks and thrift institutions. Our operations are not subject to the stringent regulatory requirements imposed upon the operations of those entities and are not subject to periodic compliance examinations by federal banking regulators designed to protect investors. See "Business -- Regulation."

SINCE WE DO NOT SET ASIDE FUNDS TO REPAY THE SUBORDINATED DEBENTURES OFFERED, YOU MUST RELY ON OUR CASH FLOW FROM OPERATIONS AND OTHER SOURCES FOR REPAYMENT. IF OUR SOURCES OF REPAYMENT ARE NOT ADEQUATE, WE MAY BE UNABLE TO REPAY THE SUBORDINATED DEBENTURES AND YOU COULD LOSE ALL OR A PART OF YOUR INVESTMENT.

   We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to repay the subordinated debentures outstanding upon maturity. Because funds are not set aside periodically for the repayment of the subordinated debentures over their term, holders of the subordinated debentures must rely on our cash flows from operations and other sources for repayment, such as funds from the sale of subordinated debentures and proceeds from whole loan sales. To the extent revenues from operations and other debt financings are not sufficient to repay the subordinated debentures, holders may lose all or a part of their investment. Historically, we have experienced negative cash flows from operations. Our ability to repay the subordinated debentures at maturity may depend, in part, on our ability to raise new funds through the sale of additional subordinated debentures. See "-- Because we have historically experienced negative cash flows from operations and expect to do so in the foreseeable future, our ability to repay the subordinated debentures could be impaired," "-- We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our ability to operate profitably and restrict our ability to repay the subordinated debentures," and "-- Delinquencies and prepayments in the pools of securitized loans could adversely affect the cash flow we receive from our interest-only strips, impair our ability to sell or securitize loans in the future and impair our ability to repay the subordinated debentures." See "Description of the Subordinated Debentures Offered and the Indenture -- General."

SINCE SUBORDINATED DEBENTURES ARE UNSECURED AND JUNIOR IN RIGHT OF REPAYMENT TO OUR SENIOR DEBT BORROWED FROM INSTITUTIONAL LENDERS AND SUBSIDIARY DEBT, INCLUDING CREDIT FACILITIES AND WAREHOUSE LINES OF CREDIT, AS WELL AS SENIOR COLLATERALIZED SUBORDINATED NOTES TO THE EXTENT OF THE COLLATERAL SECURING SUCH NOTES, IN THE EVENT OF INSOLVENCY, HOLDERS OF SUBORDINATED DEBENTURES WOULD BE REPAID ONLY IF FUNDS REMAIN AFTER THE REPAYMENT OF OUR SENIOR DEBT, SUBSIDIARY DEBT AND PRINCIPAL AND INTEREST ON THE SENIOR COLLATERALIZED SUBORDINATED NOTES TO THE EXTENT OF THE COLLATERAL SECURING SUCH NOTES.

   As of April 30, 2004, there was $200.2 million of secured and senior debt and subsidiary debt outstanding, including $55.4 million of senior collateralized subordinated notes issued in the first exchange offer. We are not limited in the amount of senior debt or subsidiary debt we can incur. Senior debt includes any indebtedness incurred in connection with our (including our subsidiaries) borrowings from a bank, trust company, insurance company, or from any other institutional lender. These borrowings do not have to be specifically designated as "senior debt." Up to $60.0 million in aggregate principal amount of senior collateralized subordinated notes may be issued in the second exchange offer. In addition, as of April 30, 2004, $586.2 million of our outstanding debt ranked equally in right of payment to the subordinated debentures offered by this prospectus. If we were to become insolvent, holders of subordinated debentures would be repaid only if funds remain after the repayment of our senior debt, subsidiary debt (to the extent of the assets of the subsidiary), and the principal and interest on the senior collateralized subordinated notes issued in the exchange offers to the extent of the collateral securing such notes. If the collateral securing the senior collateralized subordinated notes is not sufficient to repay the senior collateralized subordinated notes (including accrued and unpaid interest) in full, the deficiency portion of the senior collateralized subordinated notes will be equal in right of repayment with the subordinated debentures and, therefore, will dilute the amount of assets available, if any, to repay the principal and interest on the subordinated debentures. As a result, adequate funds may not be available to pay the principal and interest on the subordinated debentures. See "Description of the Subordinated Debentures Offered and the Indenture -- Provisions Relating to All Securities."

ANY DISTRIBUTIONS MADE TO HOLDERS OF THE SUBORDINATED DEBENTURES AFTER A DEFAULT ON SENIOR DEBT OR AFTER OUR INSOLVENCY, IF WE ARE DEEMED INSOLVENT, MAY HAVE TO BE TURNED OVER TO HOLDERS OF SENIOR DEBT.

   In the event of any liquidation, dissolution or any other winding up of our affairs, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default (as described below), no payment may be made on the subordinated debentures until all senior debt has been paid in full. If any of the events of default occur, holders of senior debt may also submit claims on behalf of holders of the subordinated debentures and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the subordinated debentures. If any distribution is nonetheless made to holders of the subordinated debentures, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay the senior debt in full. As a result, adequate funds may not be remaining to repay the subordinated debentures.

THE PAYMENT OF DIVIDENDS ON THE SERIES A PREFERRED STOCK ISSUED IN THE EXCHANGE OFFERS REDUCES THE ASSETS AVAILABLE FOR THE REPAYMENT OF THE SUBORDINATED DEBENTURES.

   Holders of the Series A preferred stock issued in the exchange offers are entitled to receive monthly cash dividend payments of $.008334 per share of Series A preferred stock (equivalent to $0.10 per share annually or 10% annually of the liquidation value). The payment of cash dividends on the Series A preferred stock is subject to compliance with applicable Delaware state law. Based on 61.8 million shares of Series A preferred stock issued in the first exchange offer and outstanding as of March 31, 2004, the annual cash dividend requirement equals $6.2 million. Up to 120.0 million shares of Series A preferred stock may be issued in the second exchange offer. If all 120.0 million shares are issued in the second exchange offer, the annual cash dividend requirement will be $18.2 million. The payment of dividends on the Series A preferred stock reduces the cash assets available for the repayment of the subordinated debentures and, as a result, we may be unable to pay the interest and principal on the subordinated debentures.

IF WE MAKE OFFERS IN THE FUTURE TO EXCHANGE ANY SUBORDINATED DEBENTURES THAT REMAIN OUTSTANDING FOR SENIOR COLLATERALIZED SUBORDINATED NOTES OR IF WE ISSUE ADDITIONAL SECURED DEBT IN THE FUTURE, THE ASSETS AVAILABLE TO REPAY SUBORDINATED DEBENTURES WILL BE REDUCED TO THE EXTENT OF THE COLLATERAL SECURING SENIOR COLLATERALIZED SUBORDINATED NOTES OR OTHER DEBT.

   We reserve the right, in our sole discretion and if we are so permitted by the terms of our indebtedness, to make offers to exchange any subordinated debentures that remain outstanding or we may issue additional debt securities in the future that are secured by our assets. An offer to exchange subordinated debentures for senior collateralized subordinated notes or the issuance of secured debt that we may effect in the future will reduce the assets available to repay subordinated debentures that will remain outstanding. Because a portion of our assets will be allocated to serve as collateral for the senior collateralized subordinated notes or other collateralized notes to be issued in the exchange offer, we may be unable to pay the interest and principal on the subordinated debentures.

YOUR ABILITY TO LIQUIDATE YOUR INVESTMENT IS LIMITED BECAUSE OF TRANSFER RESTRICTIONS AND THE LACK OF A TRADING MARKET.

   The subordinated debentures sold under this prospectus may not be transferred without our prior written consent. In addition, currently, no established trading market for the subordinated debentures exists and we do not expect one to develop. Due to the non-transferable nature of the subordinated debentures and the lack of a market for the sale of the subordinated debentures, which depends upon the presence in the marketplace of both willing buyers and sellers at any given time, even if we permitted a transfer, we cannot assure you that you would be able to sell the subordinated debentures. See "Description of the Subordinated Debentures Offered and the Indenture."

SINCE OUR MANAGEMENT HAS BROAD DISCRETION OVER HOW TO USE THE PROCEEDS FROM THE OFFERING, THEY COULD USE THE PROCEEDS IN A MANNER CONTRARY TO THE BEST INTERESTS OF INVESTORS.

   Since we have not specifically designated the proceeds from this offering as of the date of this prospectus, our management will have broad discretion in determining how we will use the proceeds of the offering to fund business activities. As a result, management could use the proceeds in a manner which may be contrary to the best interests of holders of the subordinated debentures. See "Use of Proceeds."

RISKS RELATED TO OUR BUSINESS

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FINANCING, WE MAY NOT BE ABLE TO RESTRUCTURE OUR BUSINESS TO PERMIT PROFITABLE OPERATIONS OR REPAY THE SUBORDINATED DEBENTURES WHEN DUE.

   Our inability to complete our typical publicly underwritten quarterly securitization during the fourth quarter of fiscal 2003 and the first and third quarters of fiscal 2004, and our loss for fiscal 2003 and for the first nine months of fiscal 2004 adversely impacted our short-term liquidity position and resulted in our inability to comply with financial covenants contained in our credit facilities. The expiration of our $300.0 million mortgage conduit facility and the temporary discontinuation of the sale of new subordinated debentures for approximately a six-week period during the first quarter of fiscal 2004 also adversely impacted our short-term liquidity position.

   Although we obtained two new credit facilities totaling $450.0 million, one of which expires in September 2004, the proceeds of these credit facilities may only be used to fund loan originations and may not be used for any other purpose. Consequently, we will have to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debentures. In addition, we may require additional funding under our adjusted business strategy in future periods.

   Our ability to obtain alternative sources of financing may be limited to the extent we have pledged our interest-only strips and residual interests, which represent a significant amount of our assets, to secure obligations under the $250.0 million credit facility and a portion of the cash flows from our interest-only strips to secure the senior collateralized subordinated notes outstanding, and by our current financial situation. To the extent that we are not successful in maintaining, replacing or obtaining alternative financing sources on acceptable terms, we may have to limit our loan originations, sell loans earlier than intended and further restructure our operations under our adjusted business strategy. Limiting our originations or earlier sales of our loans could prevent us from operating profitably and restrict our ability to repay the subordinated debentures. Likewise, there can be no assurance that we can successfully implement our adjusted business strategy, if necessary, or that the assumptions underlying the adjusted business strategy can be achieved. Our failure to successfully implement our adjusted business strategy, if necessary, would impair our ability to operate profitably and repay the subordinated debentures. If we fail to successfully implement our adjusted business strategy, we will be required to consider other alternatives, including raising additional equity, seeking to convert a portion of our subordinated debentures to equity, seeking protection under federal bankruptcy laws, seeking a strategic investor, or exploring a sale of the company or some or all of its assets.

   In the event we are unable to offer subordinated debentures for any reason, we have developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on our current cash flow projections, we anticipate being able to make all scheduled debt maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that we would take, in addition to those indicated in our adjusted business strategy, to reduce our operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and scaling back less profitable businesses. No assurance can be given that we will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay the subordinated debentures when due.

EVEN IF WE ARE ABLE TO OBTAIN ADEQUATE FINANCING, OUR INABILITY TO SECURITIZE OUR LOANS COULD HINDER OUR ABILITY TO OPERATE PROFITABLY IN THE FUTURE AND REPAY THE SUBORDINATED DEBENTURES WHEN DUE.

   Since 1995, we have relied on the quarterly securitization of our loans to generate cash for the repayment of our credit facilities and the origination of additional loans. Our inability to complete our typical publicly underwritten quarterly securitization during the fourth quarter of 2003 and the first and third quarters of fiscal 2004 and the significant net pre-tax valuation adjustments to our securitization assets resulted in losses of $29.9 million for fiscal 2003 and $82.5 million for the first nine months of fiscal 2004, and contributed to our shift in focus to less profitable whole loan sales. The loss resulted in our inability to comply with certain financial covenants contained in our credit facilities. The loss and the expiration of our mortgage conduit facility adversely impacted our short-term liquidity position. The temporary discontinuation of sales of subordinated debentures further impaired our liquidity.

   Our continued inability to complete securitization transactions could result in losses at least through the first quarter of fiscal 2005 causing us to fail to comply with the financial covenants in our credit facilities, increase our reliance on less profitable whole loan sales which will require us to originate more loans to reach the same level of profitability as we experienced in securitization transactions, and increase our need for additional financing to fund our loan originations. Our continued inability to securitize our loans could result in us reaching our capacity under our existing credit facilities or require us to sell our loans when market conditions are less favorable and could cause us to incur a loss on the sale transaction. See "-- An interruption or reduction in the securitization or whole loan sale markets would hinder our ability to operate profitably and repay the subordinated debentures."

IF WE CONTINUE TO EXPERIENCE LOSSES AND WE ARE UNABLE TO CONSUMMATE THE SECOND EXCHANGE OFFER BY JUNE 30, 2004, WE MAY BE NOT IN COMPLIANCE WITH OUR FINANCIAL COVENANTS CONTAINED IN OUR CREDIT FACILITIES AND WE MAY BE UNABLE TO CONTINUE TO MEET THE REQUIREMENTS FOR CONTINUED LISTING ON THE NASDAQ NATIONAL MARKET SYSTEM.

   The purpose of our second exchange offer is to increase our stockholders' equity and reduce the amount of our outstanding debt. See "Prospectus Summary -- Recent Developments -- Exchange Offers." To the extent we are unsuccessful in consummating the second exchange offer by June 30, 2004, we may not be in compliance with our financial covenants contained in our credit facilities for the quarter ended June 30, 2004. See "-- Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility and limit our ability to operate profitably, and our ability to repay the subordinated debentures may be impaired."

   Our common stock is listed on the NASDAQ National Market System. As a result, we are required to meet certain requirements established by the NASDAQ Stock Market in order to maintain this listing. These requirements include, among other things, maintenance of stockholders' equity of $10.0 million, a minimum bid price of $1.00 and a market value of publicly held shares of $5.0 million. If we continue to experience losses and we are unable to consummate the second exchange offer by June 30, 2004, our stockholders' equity may fall below the $10.0 million requirement for continued listing and NASDAQ could delist our common stock from trading on the NASDAQ National Market System. If we are delisted, we would lose some of our market makers creating a market for our stock as well as existing analyst coverage and our efforts to obtain new analyst coverage would be significantly impaired. If we are unable to maintain our listing on the NASDAQ National Market System or list our common stock on a permitted exchange, the value of our common stock and our ability to continue to sell subordinated debentures would be negatively impacted by making the process of complying with the state securities laws more difficult, costly and time consuming. As a result, we may be unable to continue to sell subordinated debentures in certain states, which would have a material adverse effect on our liquidity and our ability to repay maturing debt when due.

IN THE EVENT OUR COMMON STOCK IS DELISTED FROM TRADING ON THE NASDAQ NATIONAL MARKET SYSTEM AND WE ARE UNABLE TO LIST OUR COMMON STOCK ON A PERMITTED EXCHANGE, OUR ABILITY TO CONTINUE TO SELL SUBORDINATED DEBENTURES WOULD BE NEGATIVELY IMPACTED.

   On April 1, 2004, we received a notice from the NASDAQ Stock Market that we were not in compliance with the requirement for continued listing of our common stock on the NASDAQ National Market System on the basis that we have not met the requirement that the minimum market value of our publicly held shares equal at least $5.0 million. Our non-compliance with this requirement is the result of recent declines in the price of our common stock. Under NASDAQ rules, we have 90 days, or until June 28, 2004, to become compliant with this requirement for a period of 10 consecutive trading days. On June 15, 2004, we advised the NASDAQ Stock Market that we had been in compliance with this requirement for 10 consecutive trading days. We believe we are currently in compliance with the NASDAQ Stock Market continued listing requirements. If we are unable to maintain our listing on the NASDAQ National Market System or list our common stock on a permitted exchange, the value of our common stock and our ability to continue to sell subordinated debentures would be negatively impacted by making the process of complying with the state securities laws more difficult, costly and time consuming. As a result, we may be unable to continue to sell subordinated debentures in certain states, which would have a material adverse effect on our liquidity and our ability to repay maturing debt when due. See "-- If we continue to experience losses and we are unable to consummate the second exchange offer by June 30, 2004, we may be not in compliance with our financial covenants contained in our credit facilities and we may be unable to continue to meet the requirements for continued listing on the NASDAQ National Market System."

WE DEPEND UPON THE AVAILABILITY OF FINANCING TO FUND OUR CONTINUING OPERATIONS. ANY FAILURE TO OBTAIN ADEQUATE FUNDING COULD HURT OUR ABILITY TO OPERATE PROFITABLY AND RESTRICT OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES.

   For our ongoing operations, we depend upon frequent financings, including the sale of our subordinated debentures and warehouse credit facilities or lines of credit. If we are unable to maintain, renew or obtain adequate funding under a warehouse credit facility, or other borrowings, including the sale of our subordinated debentures, the lack of adequate funds would hinder our ability to operate profitably and restrict our ability to repay the subordinated debentures upon maturity.

   On September 22, 2003, we entered into definitive agreements with a financial institution for a new $200.0 million credit facility. Unless renewed, this facility will expire in September 2004. In addition, on October 14, 2003, we entered into definitive agreements with a warehouse lender for a new $250.0 million credit facility to fund loan originations. If we are unable to comply with the terms of these facilities, these lenders have the option to accelerate payment on these facilities and would have no further obligation to make additional advances under these facilities. Additionally, our ability to obtain alternative financing sources may be limited to the extent we have agreed to pledge our interest- only strips and residual interests, which represent a significant amount of our assets, to secure the $250.0 million credit facility and a portion of the cash flows from our interest-only strips to secure the senior collateralized subordinated notes outstanding, and by our current financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for further discussion of these facilities.

   Although we obtained two new credit facilities totaling $450.0 million, the proceeds of these credit facilities may only be used to fund loan originations and may not be used for any other purpose. Consequently, we will have to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debentures. In addition, we may require additional funding under our adjusted business strategy in future periods.

   We cannot assure you that we will be successful in maintaining, replacing or obtaining alternative financing sources necessary to fund our operations, and to the extent that we are not successful, we may have to limit our loan originations or sell loans earlier than intended and restructure our operations. As a result of our liquidity issues, since June 30, 2003, we substantially reduced our loan origination volume. Limiting our originations or earlier sales of loans would hinder our ability to operate profitably or result in losses, restrict our ability to repay the subordinated debentures upon maturity. Our ability to repay the subordinated debentures at maturity may depend, in part, on our ability to raise new funds through the sale of additional subordinated debentures. As the servicer of securitized loans, we could also incur certain additional cash requirements with respect to the securitization trusts which could increase our dependence on borrowed funds to the extent funds from non-credit sources were unavailable. If this additional cash requirement were to arise at a time when our access to borrowed funds was restricted, our ability to repay subordinated debentures as they came due could be impaired. See "-- Our securitization agreements impose obligations on us to make cash outlays which could impair our ability to operate profitably and our ability to repay the subordinated debentures" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

   In the event we are unable to offer subordinated debentures for any reason, we have developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on our current cash flow projections, we anticipate being able to make all scheduled debt maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that we would take, in addition to those indicated in our adjusted business strategy, to reduce our operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and scaling back less profitable businesses. No assurance can be given that we will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay the subordinated debentures when due.

BECAUSE WE HAVE HISTORICALLY EXPERIENCED NEGATIVE CASH FLOWS FROM OPERATIONS AND EXPECT TO DO SO IN THE FORESEEABLE FUTURE, OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES COULD BE IMPAIRED.

   We have historically experienced negative cash flow from operations since 1996 primarily because our previous business strategy of selling loans primarily through securitization requires us to build an inventory of loans over time. During the period we are building this inventory of loans, we incur costs and expenses. We do not recognize a gain on the sale of loans until we complete a securitization, which may not occur until a subsequent period. In addition, our gain on a securitization results from a combination of cash proceeds received and our retained interests in the securitized loans, consisting primarily of interest-only strips which do not generate cash flow immediately. Depending on the size and frequency of our future securitizations, we expect this negative cash flow from operations to continue in the foreseeable future. However, during the nine months ended March 31, 2004, we experienced positive cash flow from operations of $162.5 million primarily due to whole loan sales of loans we originated prior to June 30, 2003. Should we experience negative cash flows from operations in the future, as we expect, it could impair our ability to make principal and interest payments due under the terms of our subordinated debentures.

   We obtain the funds to repay our debt at maturity by securitizing our loans, selling whole loans, collecting cash from our securitization assets and selling additional subordinated debentures. We may in the future generate cash flows by securitizing or selling interest-only strips and selling servicing rights generated in past securitizations. If we are unable in the future to securitize our loans, to sell whole loans, to realize cash flows from interest-only strips and servicing rights generated in past securitizations, or sell additional subordinated debentures, our ability to repay the subordinated debentures would be impaired. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR ESTIMATES OF THE VALUE OF INTEREST-ONLY STRIPS AND SERVICING RIGHTS WE RETAIN WHEN WE SECURITIZE LOANS COULD BE INACCURATE AND COULD LIMIT OUR ABILITY TO OPERATE PROFITABLY AND IMPAIR OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES.

   We generally retain interest-only strips and may retain servicing rights in the securitization transactions we complete. We estimate the fair value of the interest-only strips and servicing rights based upon discount rates, prepayment and credit loss rate assumptions established by the management of our company. The value of our interest-only strips totaled $496.7 million and the value of our servicing rights totaled $82.8 million at March 31, 2004. Together, these two assets represented 64.5% of our total assets at March 31, 2004. Although we believe that these amounts represent the fair value of these assets, the amounts were estimated based on discounting the expected cash flows to be received in connection with our securitizations using discount rate, prepayment rate and credit loss rate assumptions established by us. Changes in market interest rates may impact our discount rate assumptions and our actual prepayment and default experience may vary materially from these estimates. Even a small unfavorable change in these assumptions could have a significant adverse impact on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an accounting adjustment, consisting of a corresponding reduction in pre-tax income or stockholders' equity or both in the period of adjustment. Adjustments to income could impair our ability to repay the subordinated debentures.

   During the nine months ended March 31, 2004, we recorded a write down of $54.6 million on our securitization assets. The write down consisted of a $37.9 million reduction of pre-tax income and a $16.7 million pre-tax reduction of stockholders' equity. The write down was mainly due to actual prepayment experience that was higher than anticipated. During fiscal 2003, we recorded a write down of $63.3 million on our securitization assets. The write down consisted of a $45.2 million reduction of pre-tax income and an $18.1 million pre-tax reduction of stockholders' equity. The write down was mainly due to actual prepayment experience that was higher than our assumptions, but was reduced by the favorable valuation impact of reducing the discount rates used to value our securitization assets at June 30, 2003. We cannot predict with certainty what our future prepayment experience will be. Any unfavorable difference between the assumptions used to value our securitization assets and our actual experience may have a significant adverse impact on the value of these assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Changes in Critical Accounting Estimates in Prior Fiscal Years" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations" for information on the sensitivities of interest-only strips and servicing rights to changes in assumptions. In addition, our servicing rights (and the related fees) can be terminated under certain circumstances, such as failure to make required servicer payments, defined changes in control and reaching certain loss and delinquency levels on the underlying pool. See "-- Our servicing rights may be terminated if we fail to satisfactorily perform our servicing obligations, or fail to meet minimum net worth requirements or financial covenants which could hinder our ability to operate profitably and impair our ability to repay the subordinated debentures."

LENDING TO CREDIT-IMPAIRED BORROWERS MAY RESULT IN HIGHER DELINQUENCIES IN OUR TOTAL PORTFOLIO, WHICH COULD HINDER OUR ABILITY TO OPERATE PROFITABLY AND IMPAIR OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES.

   We market a significant portion of our loans to borrowers who are either unable or unwilling to obtain financing from traditional sources, such as commercial banks. This type of borrower is commonly referred to as a subprime borrower. Loans made to these borrowers may entail a higher risk of delinquency and loss than loans made to borrowers who use traditional financing sources. Historically, we have experienced higher rates of delinquency on loans made to these credit- impaired borrowers as compared to delinquency rates experienced by banks on loans to borrowers who are not credit-impaired. While we use underwriting standards and collection procedures designed to mitigate the higher credit risk associated with lending to these borrowers, our standards and procedures may not offer adequate protection against risks of default. Higher than anticipated delinquencies, foreclosures or losses in our total portfolio could reduce the cash flow we receive from our securitization assets which would hinder our ability to operate profitably and restrict our ability to repay the subordinated debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Total Portfolio Quality" and "Business -- Lending Activities."

DELINQUENCIES AND PREPAYMENTS IN THE POOLS OF SECURITIZED LOANS COULD ADVERSELY AFFECT THE CASH FLOW WE RECEIVE FROM OUR INTEREST-ONLY STRIPS, IMPAIR OUR ABILITY TO SELL OR SECURITIZE LOANS IN THE FUTURE AND IMPAIR OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES.

   Levels of delinquencies or losses in a particular securitized pool of loans, which exceed maximum percentage limits, or "triggers," set in the securitization agreement governing that pool, impact some or all of the cash that we would otherwise receive from our interest-only strips. If delinquencies or losses exceed maximum limits, the securitization trust withholds cash from our interest-only strips. The trust then uses the cash to repay outside investors, which reduces the proportionate interest of outside investors in the pool and results in additional overcollateralization. Additionally, for losses, the securitization trust utilizes cash from our interest-only strips to pay off investors. Our receipt of cash payments on the interest-only strip resumes when the additional overcollateralization created for outside investors meets specified targets or delinquency and loss rates for the pool of loans no longer exceed trigger levels. However, to adequately fund our ongoing operations during a period of suspended cash flow, we may need to borrow funds to replace the cash being withheld. The additional interest expense would hinder our ability to operate profitably and could impair our ability to repay the subordinated debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations -- Trigger Management."

   We have the ability to repurchase a limited number of delinquent loans from securitized pools. This ability to repurchase loans enables us to avoid disruptions in securitization cash flows by repurchasing delinquent loans before trigger limits are reached, or to restore suspended cash flows by repurchasing sufficient delinquent loans to lower delinquency and loss rates below trigger limits. However, the repurchase of loans for this purpose, called "trigger management," would require funding from the same sources we rely on for our other cash needs and could require us to borrow additional funds. If funds were not available to permit us to repurchase these loans, our cash flow from the interest-only strips would be reduced and our ability to repay the subordinated debentures could be impaired. Lack of liquidity in these circumstances could result in more pools reaching trigger levels, which, in turn, would further tighten liquidity.

   Prepayments by borrowers also make it more difficult for us to maintain delinquencies below trigger limits set in securitization agreements. By reducing current loans in a securitized pool, prepayments mathematically increase the percentage of delinquent loans remaining in the pool. The consequences resulting from either a suspension of cash flow or our repurchase of delinquent loans from the securitized pool could impair our ability to repay the subordinated debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations -- Trigger Management," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Total Portfolio Quality" and "Business -- Lending Activities."

   For the nine months ended March 31, 2004, we repurchased delinquent loans with an aggregate unpaid principal balance of $49.7 million from securitization trusts primarily for trigger management. We received $36.8 million of proceeds from the liquidation of repurchased loans and real estate owned during the nine months ended March 31, 2004. We had repurchased loans and real estate owned remaining on our balance sheet of $7.0 million at March 31, 2004. All loans and real estate owned were repurchased at the contractual outstanding balances at the time of repurchase and are carried at the lower of their cost basis or fair value. Because the contractual outstanding balance is typically greater than the fair value, we generally incur a loss on these repurchases.

AN INTERRUPTION OR REDUCTION IN THE SECURITIZATION OR WHOLE LOAN SALE MARKETS WOULD HINDER OUR ABILITY TO OPERATE PROFITABLY AND REPAY THE SUBORDINATED DEBENTURES.

   A significant portion of our revenue and net income represents gain on the sale of loans. Our strategy is to sell substantially all of the loans we originate at least quarterly. Operating results for a given period can fluctuate significantly as a result of the timing and size of securitizations or whole loan sales. If we do not close securitizations or whole loan sales on a quarterly basis, we could experience a loss for that quarter. In addition, we rely on the quarterly sale of our loans to generate cash proceeds for the repayment of our warehouse credit facilities and origination of additional loans.

   Our ability to complete securitizations depends on several factors, including:

     o conditions in the securities markets generally, including market interest rates;

     o  conditions in the asset-backed securities markets specifically;

     o general economic conditions, including conditions in the subprime industry;

     o  the performance of our previously securitized loans;

     o  the credit quality of our total portfolio; and

     o  changes in federal tax laws.

   If we are not able to sell substantially all of the loans that we originate during the quarter in which the loans are made, we would likely not be profitable for the quarter. Any substantial impairment in the size or availability of the market for our loans could result in our inability to continue to originate loans and repay the subordinated debentures which would have a material adverse effect on our results of operations, financial condition and business prospects. If it is not possible or economical for us to complete a securitization or whole loan sale within favorable timeframes, we may exceed our capacity under our warehouse financing and lines of credit. We may be required to sell the accumulated loans at a time when market conditions for our loans are less favorable, and potentially to incur a loss on the sale transaction. If we cannot generate sufficient liquidity upon any such loan sale or through the sale of subordinated debentures, we will be required to restrict or restructure our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Securitizations."

IF WE ARE UNABLE TO SUCCESSFULLY IMPLEMENT OUR ADJUSTED BUSINESS STRATEGY WHICH FOCUSES ON WHOLE LOAN SALES, WE MAY BE UNABLE TO ATTAIN PROFITABLE OPERATIONS WHICH COULD IMPAIR OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES.

   Our adjusted business strategy seeks to increase our loan volume by broadening our loan product line, offering more competitive interest rates and through further development of existing markets while maintaining our origination fees, underwriting criteria and the interest rate spread between loan interest rates and the interest rates we pay for capital. Implementation of this strategy will depend in large part on our ability to:

     o broaden our mortgage loan product line and increase originations of loans;

     o  obtain additional financing to fund our operations;

     o manage the mix of loans originated in order to maximize the timing and levels of advances under our credit facilities and to appeal to a broader group of borrowers;

     o expand in markets with a sufficient concentration of borrowers who meet our underwriting criteria;

     o maintain adequate financing on favorable terms to fund our loan origination;

     o profitably sell and securitize our loans in the secondary market on a regular basis;

     o  hire, train and retain skilled employees; and

     o  successfully implement our marketing campaigns.


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
   Our inability to achieve any or all of these factors could impair our ability to successfully implement our adjusted business strategy and successfully leverage our fixed costs which could hinder our ability to operate profitably, result in continued losses and impair our ability to repay the subordinated debentures. If we fail to successfully implement our adjusted business strategy, we will be required to consider other alternatives, including raising additional equity, seeking to convert a portion of our subordinated debentures to equity, seeking protection under federal bankruptcy laws, seeking a strategic investor, or exploring a sale of the company or some or all of its assets.

CHANGES IN INTEREST RATES COULD NEGATIVELY IMPACT OUR ABILITY TO OPERATE PROFITABLY AND IMPAIR OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES.

   Rising interest rates could reduce our overall profitability in one or more of the following ways:

     o reducing the demand for our loan products, which could reduce our profitability;

     o causing investors in asset-backed securities to increase the interest rate spread requirements and overcollateralization requirements for our future securitizations, which could reduce the profitability of our securitizations;

     o increasing interest rates required by purchasers of our loans in whole loan sales;

     o reducing the spread between the interest rates we receive on loans we originate and the interest rates we pay to fund the originations, which among other effects, increases our carrying costs for these loans during the period they are being pooled for securitization;

     o increasing the interest rates we must pay on our subordinated debentures to attract investors at the levels we require to fund our operations;

     o increasing our interest expense on all sources of borrowed funds, such as subordinated debentures, credit facilities and lines of credit, and could restrict our access to the capital markets;

     o negatively impacting the value and profitability of loans from the date of origination until the date we sell the loans;

     o reducing the spread between the average interest rate on the loans in a securitization pool and the pass-through interest rate to investors issued in connection with the securitization (This reduction in the spread occurs because interest rates on loans in a securitization pool are typically set over the three months preceding a securitization while the pass-through rate on securities issued in the securitization is based on market rates at the time a securitization is priced. Therefore, if market interest rates required by investors increase prior to securitization of the loans, the interest rate spread between the average interest rate on the loans and the pass-through interest rate to investors may be reduced or eliminated. This factor would reduce our profit on the sale of the loans. Any reduction in our profitability could impair our ability to repay the subordinated debentures); and

     o increasing the cost of floating rate certificates issued in certain securitizations without a corresponding increase in the interest income of the underlying fixed rate loan collateral (This situation would reduce the cash flow we receive from the interest-only strips related to those securitizations and reduce the fair value or expected future cash flow of that asset as well. At March 31, 2004, floating interest rate certificates represented 12% of total debt issued by loan securitization trusts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management" for further discussion of the impact on our interest-only strips of interest rate changes in floating interest rate certificates issued by securitization trusts and outstanding debt issued by the securitization trusts).

   Declining interest rates could reduce our profitability in one or more of the following ways:

     o subordinated debentures with terms of one year or more which are not redeemable at our option represent an unfavorable source of borrowing in an environment where market rates fall below those paid on the subordinated debentures (At March 31, 2004, $21.6 million in non-redeemable subordinated debentures with maturities of greater than one year was outstanding.); and

     o a decline in market interest rates generally induces borrowers to refinance their loans, which are held in the securitization trusts, and could reduce our profitability (Prepayment levels in excess of our assumptions reduce the value of our securitization assets. A significant decline in market interest rates would increase the level of loan prepayments, which would decrease the size of the total managed loan portfolio and the related projected cash flows. Higher than anticipated rates of loan prepayments could require a write down of the fair value of the related interest-only strips and servicing rights, adversely impacting earnings during the period of adjustment which would result in a reduction in our profitability and could impair our ability to repay the subordinated debentures. See " -- Our estimates of the value of interest-only strips and servicing rights we retain when we securitize loans could be inaccurate and could limit our ability to operate profitably and impair our ability to repay the subordinated debentures.")

   Although both rising and falling interest rates negatively impact our business and profitability, the speed at which rates fluctuate, the duration of high or low interest rate environments and the nature and magnitude of any favorable interest rate consequences, as well as economic events and business conditions outside of our control, affect the overall manner in which interest rate changes impact our operations and the magnitude of such impact. In addition, because of the volatile and unpredictable manner in which these factors interact, we may experience interest rate risks in the future that we have not previously experienced or identified. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management."

OUR SECURITIZATION AGREEMENTS IMPOSE OBLIGATIONS ON US TO MAKE CASH OUTLAYS WHICH COULD IMPAIR OUR ABILITY TO OPERATE PROFITABLY AND OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES.

   Our securitization agreements require us to replace or repurchase loans which do not conform to representations and warranties we made in the agreements. Additionally, as servicer, we are required to:

     o compensate investors for interest shortfalls on loan prepayments (up to the amount of the related servicing fee); and

     o advance interest payments for delinquent loans if we believe in good faith the advances will ultimately be recoverable by the securitization trust. These advances can first be made out of funds available in the trusts' collection accounts. If the funds available from the trusts' collection accounts are insufficient to make the required advances, then we are required to make the advances from our operating cash. The advances made from the trusts' collection accounts, if not recovered from the borrowers or proceeds from the liquidation of the loans, require reimbursement from us. These advances, if ultimately not recoverable by us, require funding from our capital resources and may create greater demands on our cash flow, which could limit our ability to repay the subordinated debentures. See "Business -- Securitizations."

OUR SERVICING RIGHTS MAY BE TERMINATED IF WE FAIL TO SATISFACTORILY PERFORM OUR SERVICING OBLIGATIONS, OR FAIL TO MEET MINIMUM NET WORTH REQUIREMENTS OR FINANCIAL COVENANTS WHICH COULD HINDER OUR ABILITY TO OPERATE PROFITABLY AND IMPAIR OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES.

   As part of the securitization of our loans, we may retain the servicing rights, which is the right to service the loans for a fee. At March 31, 2004, 94.5% of the total portfolio we serviced was owned by third parties. The value of servicing rights related to our total portfolio is an asset on our balance sheet called servicing rights. We enter into agreements in connection with the securitizations that allow third parties to terminate us as the servicer if we breach our servicing obligations, fail to perform satisfactorily or fail to meet a minimum net worth requirement or other financial covenants. For example, our servicing rights may be terminated if losses on the pool of loans in a particular securitization exceed prescribed levels for specified periods of time.

   As a result of recent amendments to our servicing agreements, all of our servicing agreements associated with the bond insurers now provide for term-to-term servicing and, in the case of our servicing agreements with two bond insurers, our rights as a servicer may be terminated at the expiration of a servicing term in their sole discretion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


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
   If we lose the right to service some or all of the loans in our total portfolio, the servicing fees will no longer be paid to us and we would be required to write down or write off this asset, which would decrease our earnings and our net worth and impair our ability to repay the subordinated debentures. In addition, if we do not meet eligibility criteria to act as servicer in future securitizations, we would not receive income from these future servicing rights.

IF WE ARE NOT ABLE TO ATTAIN AND EXCEED THE LEVELS OF LOAN ORIGINATIONS THAT WE EXPERIENCED IN THE PAST, WE MAY BE UNABLE TO ATTAIN PROFITABLE OPERATIONS AND OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES MAY BE IMPAIRED.

   During fiscal 2003 and 2002, we experienced record levels of loan originations. As a result of our liquidity issues, since June 30, 2003, our loan volume decreased substantially. During the nine months ended March 31, 2004, we originated $468.6 million of loans which represents a significant reduction as compared to originations of $1.18 billion of loans for the same period in fiscal 2003. We also experienced a significant loss in loan origination employees. We anticipate that depending upon the size of our future quarterly securitizations and the revenue derived from a securitization and whole loan sales in the quarter, we will need to substantially increase our loan originations per quarter to return to profitable operations. Our ability to achieve the level of loan originations necessary to obtain profitable operations depends upon a variety of factors, some of which are outside our control, including:

     o  interest rates;

     o our ability to manage the mix of loans originated in order to maximize the timing and levels of advances under our credit facilities and to appeal to a broader group of borrowers;

     o  our ability to broaden our mortgage loan product line;

     o our ability to originate loans, which have the characteristics that qualify for us to obtain advances under our new credit facilities (including higher loan-to-value ratios than those originated in the past);

     o  our ability to obtain additional financing on favorable terms;

     o  conditions in the asset-backed securities markets;

     o  our ability to attract and retain qualified personnel;

     o  economic conditions in our primary market area;

     o  competition; and

     o  regulatory restrictions.

   In addition, current economic conditions have had an adverse impact on smaller businesses and finding qualified borrowers has become more difficult. To the extent that we are not successful in maintaining or replacing outstanding debt upon maturity, increasing and maintaining adequate warehouse credit facilities or lines of credit to fund increasing loan originations, or securitizing and selling our loans, we may have to limit future loan originations and further restructure our operations. If we are unable to attain and exceed our levels of loan originations experienced in prior years, we may be unable to attain profitable operations and our ability to repay the subordinated debentures upon maturity may be impaired. See " -- Changes in interest rates could negatively impact our ability to operate profitably and impair our ability to repay the subordinated debentures."

A DECLINE IN REAL ESTATE VALUES COULD RESULT IN A REDUCTION IN ORIGINATIONS, WHICH COULD HINDER OUR ABILITY TO ATTAIN PROFITABLE OPERATIONS AND IMPAIR OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES.

   Our business may be adversely affected by declining real estate values. Any significant decline in real estate values reduces the ability of borrowers to use home equity as collateral for borrowings. This reduction in real estate values may reduce the number of loans we are able to make, which will reduce the gain on sale of loans and servicing and origination fees we will collect, which could hinder our ability to attain profitable operations and limit our ability to repay the subordinated debentures upon maturity. See "Business -- Lending Activities."

A DECLINE IN VALUE OF THE COLLATERAL SECURING OUR LOANS COULD RESULT IN AN INCREASE IN LOSSES ON FORECLOSURE, WHICH COULD HINDER OUR ABILITY TO ATTAIN PROFITABLE OPERATIONS AND LIMIT OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES.

   Declining real estate values will increase the loan-to-value ratios of loans we previously made, which in turn, increases the probability of a loss in the event the borrower defaults and we have to sell the mortgaged property. In addition, delinquencies, foreclosures on loans and losses from delinquent and foreclosed loans generally increase during economic slowdowns or recessions, and the increase in delinquencies, foreclosures on loans and losses from delinquent and foreclosed loans we experience may be particularly pronounced because we lend to credit-impaired borrowers. As a result, the market value of the real estate or other collateral underlying our loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of the loans which could hinder our ability to attain profitable operations and limit our ability to repay the subordinated debentures. In addition, any sustained period of increased delinquencies, foreclosures or losses from delinquent and foreclosed loans could adversely affect our ability to sell loans, the prices we receive for our loans or the value of our interest-only strips which could have a material adverse effect on our results of operations, financial condition and business prospects. See "Business -- Lending Activities."

IF WE ARE UNABLE TO IMPLEMENT AN EFFECTIVE HEDGING STRATEGY, WE MAY BE UNABLE TO ATTAIN PROFITABLE OPERATIONS WHICH WOULD REDUCE THE FUNDS WE HAVE AVAILABLE TO REPAY THE SUBORDINATED DEBENTURES. IN A DECLINING INTEREST RATE ENVIRONMENT, EVEN AN EFFECTIVE HEDGING STRATEGY COULD RESULT IN LOSSES IN THE CURRENT PERIOD WHICH COULD IMPAIR OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES.

   From time to time we use hedging strategies in an attempt to mitigate the effect of changes in interest rates on our fixed interest rate mortgage loans prior to securitization. These strategies may involve the use of, among other things, derivative financial instruments including futures, interest rate swaps and forward pricing of securitizations. An effective hedging strategy is complex and no strategy can completely insulate us from interest rate risk. In fact, poorly designed strategies or improperly executed transactions may increase rather than mitigate interest rate risk. Hedging involves transaction and other costs, and these costs could increase as the period covered by the hedging protection increases or in periods of rising and fluctuating interest rates. During the nine months ended March 31, 2004, we recorded gains on the fair value of derivative financial instruments of $5.0 million and paid $2.8 million of cash in settlement of derivative financial instruments. We recorded losses on the fair value of derivative financial instruments of $14.2 million during fiscal 2003 and $9.4 million in fiscal 2002. The amount of losses settled in cash was $7.7 million in fiscal 2003 and $9.4 million in fiscal 2002. In addition, an interest rate hedging strategy may not be effective against the risk that the interest rate spread needed to attract potential buyers of asset-backed securities may widen. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management."

COMPETITION FROM OTHER LENDERS COULD ADVERSELY AFFECT OUR ABILITY TO ATTAIN PROFITABLE OPERATIONS AND OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES.

   The lending markets in which we compete are evolving. Some of our competitors have been acquired by companies with substantially greater resources, lower cost of funds, and a more established market presence than we have. Government sponsored entities are expanding their participation in our market. In addition, we have experienced increased competition over the Internet, where barriers to entry are relatively low. If these companies or entities increase their marketing efforts to include our market niche of borrowers, we may be forced to reduce the interest rates and fees we currently charge in order to maintain and expand our market share. Any reduction in our interest rates or fees could have an adverse impact on our profitability and our ability to repay the subordinated debentures may be impaired. As we expand our business further, we will face a significant number of new competitors, many of whom are well established in the markets we seek to penetrate. The profitability of other similar lenders may attract additional competitors into this market.

   The competition in the subprime lending industry has also led to rapid technological developments, evolving industry standards, and frequent releases of new products and enhancements. As loan products are offered more widely through alternative distribution channels, such as the Internet, we may be required to make significant changes to our current retail structure, broker structure and information systems to compete

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
effectively. Our ability to adapt to other technological changes in the industry could have a material adverse effect on our business.

   The need to increase our loan volume to implement our adjusted business strategy in this competitive environment creates a risk of price competition in the subprime lending industry. Competition in the industry can take many forms, including interest rates and costs of a loan, convenience in obtaining a loan, customer service, amount and term of a loan, marketing and distribution channels, and competition in attracting and retaining qualified employees. Price competition would lower the interest rates that we are able to charge borrowers, which would lower our interest income. Price-cutting or discounting reduces profits and will depress earnings if sustained for any length of time. Increased competition may also reduce the volume of our loan originations and result in a decrease in gain on sale from the securitization or sale of such loans which would decrease our income. As a result, any increase in these pricing pressures could have a material adverse effect on our business. See "Business -- Competition."

AN ECONOMIC DOWNTURN OR RECESSION IN THE EASTERN HALF OF THE UNITED STATES COULD HINDER OUR ABILITY TO OPERATE PROFITABLY, WHICH WOULD REDUCE THE FUNDS AVAILABLE TO REPAY THE SUBORDINATED DEBENTURES.

   We currently originate loans mainly in the eastern half of the United States. The concentration of loans in a specific geographic region subjects us to the risk that a downturn in the economy or recession in the eastern half of the country would more greatly affect us than if our lending business were more geographically diversified. As a result, an economic downturn or recession in this region could result in decreases in loan originations and increases in delinquencies and foreclosures in our total portfolio which could negatively impact our ability to sell or securitize loans, hinder our ability to operate profitably and limit the funds available to repay the subordinated debentures. See "Business -- Lending Activities."

OUR RESIDENTIAL LENDING BUSINESS IS SUBJECT TO GOVERNMENT REGULATION AND LICENSING REQUIREMENTS, AS WELL AS PRIVATE LITIGATION, WHICH MAY HINDER OUR ABILITY TO OPERATE PROFITABLY AND REPAY THE SUBORDINATED DEBENTURES.

   Our residential lending business is subject to extensive regulation, supervision and licensing by various state departments of banking and other state, local and federal agencies. Our lending business is also subject to various laws and judicial and administrative decisions imposing requirements and restrictions on all or part of our home equity lending activities.

   We are also subject to examinations by state departments of banking or similar agencies in the 44 states where we are licensed or otherwise qualified with respect to originating, processing, underwriting, selling and servicing home equity loans. We are also subject to Federal Reserve Board, Federal Trade Commission, Department of Housing and Urban Development and other federal and state agency regulations related to residential mortgage lending, servicing and reporting. Failure to comply with these requirements can lead to, among other remedies, termination or suspension of licenses, rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. In addition, we are subject to review by state attorneys general and the U.S. Department of Justice and recently entered into a joint agreement with the Civil Division of the U.S. Attorney's Office for the Eastern District of Pennsylvania which ended the inquiry by the U.S. Attorney focused on our forbearance policy initiated pursuant to the civil subpoena dated May 14, 2003. See "Business -- Legal Proceedings."

   State and federal banking regulatory agencies, state attorneys' general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by some companies in the subprime lending industry, more commonly referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices, including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers. For example, the Pennsylvania Attorney General reviewed fees our subsidiary, HomeAmerican Credit, Inc., charged Pennsylvania customers. Although we believe that these fees were fair and in compliance with applicable federal and state laws, in April 2002, we agreed to reimburse borrowers approximately $221,000 with respect to a particular fee paid by borrowers from January 1, 1999 to mid-February 2001 and to reimburse the Commonwealth of Pennsylvania $50,000

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
for its costs of investigation and for future public protection purposes. We discontinued charging this particular fee in mid-February 2001. As a result of these initiatives, we are unable to predict whether state, local or federal authorities will require changes in our lending practices in the future, including reimbursement of fees charged to borrowers, or will impose fines on us. These changes, if required, could impact our profitability. These laws and regulations may limit our ability to securitize loans originated in some states or localities due to rating agency, investor or market restrictions. As a result, we have limited the types of loans we offer in some states and may discontinue originating loans in other states or localities.

   Additionally, the United States Congress is currently considering a number of proposed bills or proposed amendments to existing laws, such as the "Ney - Lucas Responsible Lending Act of 2003" introduced on February 13, 2003 into the U.S. House of Representatives, which could affect our lending activities and make our business less profitable. These bills and amendments, if adopted as proposed, could reduce our profitability by limiting the fees we are permitted to charge, including prepayment fees, restricting the terms we are permitted to include in our loan agreements and increasing the amount of disclosure we are required to give to potential borrowers. See "Business -- Lending Activities" and "Business -- Regulation."

   In addition to new regulatory initiatives with respect to so-called "predatory lending" practices, current laws or regulations in some states restrict our ability to charge prepayment penalties and late fees. We have used the Federal Alternative Mortgage Transactions Parity Act of 1982, which we refer to as the Parity Act, to preempt these state laws for home equity loans which meet the definition of alternative mortgage transactions under the Parity Act. However, the Office of Thrift Supervision has adopted a rule, effective in July 2003, which precludes us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws on new loan originations. Under the provisions of this rule, we are required to modify or eliminate the practice of charging prepayment and other fees in some of the states where we originate loans. We are continuing to evaluate the impact of the adoption of the new rule by the Office of Thrift Supervision on our future lending activities and results of operations. We currently expect that the percentage of home equity loans containing prepayment fees that we will originate in the future will decrease to approximately 65% to 70%, from 80% to 85% prior to this rule becoming effective. Additionally, in a recent decision, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey, including alternative mortgage transactions. On May 26, 2004, the New Jersey Supreme Court reversed the decision of the Appellate Division of the Superior Court of New Jersey and held that the Parity Act had preempted the New Jersey Prepayment Law, which prohibited housing lenders from imposing prepayment penalties. However, it is possible that the plaintiff may seek to petition the United States Supreme Court for certiorari in this matter.

   We are also subject, from time to time, to private litigation, including actual and purported class action suits, resulting from alleged "predatory lending" practices. Our lending subsidiaries, including HomeAmerican Credit, Inc., which does business as Upland Mortgage, are involved in class action lawsuits, other litigation, claims, investigations by governmental authorities, and legal proceedings arising out of their lending and servicing activities. For example, the purported class action entitled, Calvin Hale v. HomeAmerican Credit, Inc., d/b/a Upland Mortgage, was filed on behalf of borrowers in several states alleging that the charging of, and failure to properly disclose the nature of, a document preparation fee were improper under applicable state law and ultimately settled. In addition, on May 20, 2004, the purported consumer class action lawsuit captioned Moore v. American Business Financial Services, Inc. et al, No. 003237 was filed against us, our lending subsidiaries and an unrelated party in the Philadelphia Court of Common Pleas. The lawsuit was brought on behalf of residential mortgage consumers and challenges the validity of our deed in lieu of foreclosure and force-placed insurance practices as well as certain mortgage service fees charged by us. This lawsuit appears to relate, in part, to the same subject matter as the U.S. Attorney's inquiry concluded in December 2003 with no findings of wrongdoing as discussed in "Business -- Legal Proceedings." The lawsuit seeks actual and treble damages, statutory damages, punitive damages, costs and expenses of the litigation and injunctive relief. Procedurally, this lawsuit is in a very preliminary stage. We believe the complaint contains fundamental factual inaccuracies and that we have numerous defenses to these allegations. We intend to vigorously defend this lawsuit. Due to the inherent uncertainties in litigation and because the ultimate resolution of this proceeding is influenced by factors outside of our control, we are currently unable to predict the ultimate outcome of this


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
litigation or its impact on our financial position or results of operations. We expect, that as a result of the publicity surrounding "predatory lending" practices, we may be subject to other class action suits in the future.
See "Business -- Legal Proceedings."

   We have procedures and controls to monitor compliance with numerous federal, state and local laws and regulations. However, because these laws and regulations are complex and often subject to interpretation, or as a result of inadvertent errors, we may, from time to time, inadvertently violate these laws and regulations.

   More restrictive laws, rules and regulations may be adopted in the future that could make compliance more difficult or expensive or we may be subject to additional litigation or governmental reviews of our lending practices which could hinder our ability to operate profitably and repay the subordinated debentures. See "Business -- Regulation."

WE ARE SUBJECT TO PURPORTED SECURITIES CLASS ACTION AND DERIVATIVE LAWSUITS, THE IMPACT OF WHICH ON OUR FINANCIAL POSITION IS UNCERTAIN. THE INHERENT UNCERTAINTY RELATED TO LITIGATION OF THIS TYPE AND THE PRELIMINARY STAGE OF THESE SUITS MAKES IT DIFFICULT TO PREDICT THE ULTIMATE OUTCOME OR POTENTIAL LIABILITY THAT WE MAY INCUR AS A RESULT OF THESE MATTERS.

   Four purported class action lawsuits were filed against us and our directors and certain of our officers in the United States District Court for the Eastern District of Pennsylvania. Three of these suits also name former director, Richard Kaufman, as a defendant. The first two and fourth lawsuits allege that, among other things, we and the named directors and officers violated Sections 10(b) and 20(a) of the Exchange Act. These lawsuits allege that, among other things, during the applicable class period, our forbearance and foreclosure practices enabled us to, among other things, allegedly inflate our financial results. The third lawsuit alleges that the defendants issued false and misleading financial statements in violation of GAAP, the Exchange Act and SEC rules by entering into forbearance agreements with borrowers, understating default and foreclosure rates and failing to properly adjust prepayment assumptions to hide the impact on net income.

   In addition, a shareholder derivative action was filed against us, as a nominal defendant, and our directors and certain officers in the United States District Court for the Eastern District of Pennsylvania, alleging that the named directors and officers breached their fiduciary duties to us, engaged in the abuse of control, gross mismanagement and other violations of law during the period from January 27, 2000 through June 25, 2003.

   Procedurally, these lawsuits are in a very preliminary stage. We believe that we have several defenses to the claims raised by these lawsuits and intend to vigorously defend the lawsuits. Due to the inherent uncertainties in litigation and because the ultimate resolution of these proceedings is influenced by factors outside of our control, we are currently unable to predict the ultimate outcome of this litigation or its impact on our financial position or results of operations. However, to the extent that our management will be required to participate in or otherwise devote substantial amounts of time to the defense of these lawsuits, such activities would result in the diversion of our management resources from our business operations and the implementation of our adjusted business strategy, which may negatively impact our results of operations. See "Business -- Legal Proceedings."

CLAIMS BY BORROWERS OR INVESTORS IN LOANS COULD HINDER OUR ABILITY TO OPERATE PROFITABLY, WHICH WOULD REDUCE THE FUNDS WE HAVE AVAILABLE TO REPAY THE SUBORDINATED DEBENTURES.

   In the ordinary course of our business, we are subject to claims made against us by borrowers and investors in loans arising from, among other things:

     o losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentation, error and omission by our employees, officers and agents (including our appraisers);

     o  incomplete documentation; and

     o failure to comply with various laws and regulations applicable to our business.


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
   If claims asserted, pending legal actions or judgments against us result in legal expenses or liability, these expenses could hinder our ability to operate profitably, which would reduce funds available to repay the subordinated debentures. See "Business -- Legal Proceedings."

IF WE ARE UNABLE TO REALIZE CASH PROCEEDS FROM THE SALE OF LOANS IN EXCESS OF THE COST TO ORIGINATE THE LOANS, OUR FINANCIAL POSITION AND OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES UPON MATURITY COULD BE ADVERSELY AFFECTED.

   The net cash proceeds received from loan sales consist of the premiums we receive on sales of loans in excess of the outstanding principal balance, plus the cash proceeds we receive from securitizations, minus the discounts on loans that we have to sell for less than the outstanding principal balance. If we are unable to originate loans at a cost lower than the cash proceeds realized from loan sales, our results of operations, financial condition, business prospects and ability to repay the subordinated debentures could be adversely affected.

THE AMOUNT OF OUR OUTSTANDING DEBT COULD IMPAIR OUR FINANCIAL CONDITION AND OUR ABILITY TO FULFILL OUR DEBT OBLIGATIONS AND REPAY THE SUBORDINATED DEBENTURES.

   As of March 31, 2004, we had total indebtedness of approximately $727.9 million, comprised of amounts outstanding under our credit facilities, warehouse lines, subordinated debentures, senior collateralized subordinated notes issued in the first exchange offer and capitalized lease obligations. At March 31, 2004, our ratio of total debt and liabilities to equity was approximately 71.6 to 1. At March 31, 2004, we also had availability to incur additional indebtedness of approximately $364.4 million under our revolving warehouse and credit facilities.

   The amount of our outstanding indebtedness could:

     o require us to dedicate a substantial portion of our cash flow to payment on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;

     o limit our flexibility in planning for, or reacting to, changes in operations and the subprime industry in which we operate; and

     o place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

   In addition, the interest expense resulting from additional outstanding debt would reduce our profitability and could impair our ability to repay the subordinated debentures as they mature. If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. Our ability to obtain additional financing could be limited to the extent that our interest-only strips, which represent a significant portion of our assets, are pledged to secure existing debt and a portion of the cash flows from our interest-only strips is pledged to secure the senior collateralized subordinated notes issued in the first exchange offer and will be pledged to secure the senior collateralized subordinated notes to be issued in the second exchange offer. Our inability to obtain financing or sell assets on satisfactory terms could impair our ability to operate profitably and our ability to repay the subordinated debentures. See "--We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our ability to operate profitably and restrict our ability to repay the subordinated debentures."

RESTRICTIVE COVENANTS IN THE AGREEMENTS GOVERNING OUR INDEBTEDNESS MAY REDUCE OUR OPERATING FLEXIBILITY AND LIMIT OUR ABILITY TO OPERATE PROFITABLY, AND OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES MAY BE IMPAIRED.

   The agreements governing our credit facilities and warehouse lines of credit contain various covenants that may restrict our ability to:

     o  incur other senior indebtedness;

     o  engage in transactions with affiliates;

     o  incur liens;

     o  make certain restricted payments;

     o  enter into certain business combinations and asset sale transactions;

     o  engage in new lines of business; and

     o  make certain investments.

   These restrictions may limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Our credit facilities and warehouse lines of credit also require us to maintain specified financial ratio covenants and satisfy other financial conditions. Our ability to meet those ratio covenants and conditions can be affected by events beyond our control, such as interest rates and general economic conditions.

   Pursuant to the terms of these credit facilities, the failure to comply with the financial covenants constitutes an event of default and at the option of the lender, entitles the lender to, among other things, terminate commitments to make future advances to us, declare all or a portion of the loan due and payable, foreclose on the collateral securing the loan, require servicing payments be made to the lender or other third party or assume the servicing of the loans securing the credit facility. In the past, we did not meet certain financial covenants contained in our credit facilities and we requested and obtained waivers or amendments to our credit facilities to address our non-compliance with these financial covenants.

   The terms of our new $200.0 million credit facility, as amended, required, among other things, that we have a minimum net worth of $25.0 million at October 31, 2003 and November 30, 2003, $30.0 million at December 31, 2003 and $32.0 million at March 31, 2004. An identical minimum net worth requirement applied to an $8.0 million letter of credit facility with the same lender through December 22, 2003, the date this facility expired according to its terms. We obtained waivers from these net worth requirements from the lender under these two facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facilities." As a result of our future anticipated losses, we anticipate that we will also need to obtain additional waivers in future periods from our lenders for our non-compliance with any financial covenants but we cannot give you any assurances as to whether or in what form these waivers will be granted.

   Our breach of our financial covenants under our revolving credit facilities could result in a default under the terms of those facilities, which could cause that indebtedness and other senior indebtedness, by reason of cross-default provisions in such indebtedness, to become immediately due and payable. Our failure to repay those amounts could result in a bankruptcy proceeding or liquidation proceeding or our lenders could proceed against the collateral granted to them to secure that indebtedness. If the lenders under the credit facilities and warehouse lines of credit accelerate the repayment of borrowings, we may not have sufficient cash to repay our indebtedness and may be forced to sell assets on less than optimal terms and conditions. See "--Since subordinated debentures are unsecured and junior in right of repayment to our senior debt borrowed from institutional lenders and subsidiary debt, including credit facilities and warehouse lines of credit, as well as senior collateralized subordinated notes to the extent of the collateral securing such notes, in the event of insolvency, holders of subordinated debentures would be repaid only if funds remain after the repayment of our senior debt, subsidiary debt and principal and interest on the senior collateralized subordinated notes to the extent of the collateral securing such notes."

WE ARE DEPENDENT ON FINANCIAL INSTITUTIONS AND BROKERS FOR APPROXIMATELY 40% OF OUR LOAN PRODUCTION AND OUR FAILURE TO MAINTAIN THESE RELATIONSHIPS COULD NEGATIVELY IMPACT THE VOLUME AND PRICING OF OUR LOANS AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND ABILITY TO REPAY THE SUBORDINATED DEBENTURES.

   We depend on financial institutions that enter into agreements with us under the Bank Alliance Services program and brokers for approximately 40% of our loan originations. Moreover, our total loan purchases from Bank Alliance Services lenders, historically, have been highly concentrated. Our top three financial institutions under the Bank Alliance Services program accounted for approximately 95.8% of our loan volume from the Bank Alliance Services program and 21.8% of our total volume for the nine months ended March


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
31, 2004. As a result of our inability to originate loans at previous levels during the first nine months of fiscal 2004, our relationships with brokers were adversely affected. In addition, our adjusted business strategy to increase loan originations requires creating an expanded broker initiative. Further, our competitors also have relationships with our brokers and other lenders, and actively compete with us in our efforts to expand our broker and Bank Alliance networks. Accordingly, we cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker and Bank Alliance networks which could negatively impact the volume and pricing of our loans, which could have a material adverse effect on our results of operations and our ability to repay the subordinated debentures.

SOME OF OUR WAREHOUSE FINANCING AGREEMENTS INCLUDE MARGIN CALLS BASED ON THE LENDER'S OPINION OF THE VALUE OF OUR LOAN COLLATERAL. AN UNANTICIPATED LARGE MARGIN CALL COULD ADVERSELY AFFECT OUR LIQUIDITY AND OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES.

   The amount of financing we receive under our warehouse agreements depends in large part on the lender's valuation of the mortgage loans that secure the financings. Each warehouse line provides the lender the right, under certain circumstances, to reevaluate the loan collateral that secures our outstanding borrowings at any time. In the event the lender determines that the value of the loan collateral has decreased, it has the right to initiate a margin call. A margin call would require us to provide the lender with additional collateral or to repay a portion of the outstanding borrowing. Any such margin call could have a material adverse effect on our results of operations, financial condition and business prospects and our ability to repay the subordinated debentures.

ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER ENVIRONMENTAL CONSIDERATIONS MAY RESTRICT OUR ABILITY TO FORECLOSE ON LOANS SECURED BY REAL ESTATE OR INCREASE COSTS ASSOCIATED WITH THOSE LOANS WHICH COULD HINDER OUR ABILITY TO OPERATE PROFITABLY AND LIMIT THE FUNDS AVAILABLE TO REPAY THE SUBORDINATED DEBENTURES.

   Our ability to foreclose on the real estate collateralizing our loans may be limited by environmental laws which pertain primarily to commercial properties that require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or chemical releases on the property. In addition, the owner or operator may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and cleanup costs relating to the contaminated property. While we would not knowingly make a loan collateralized by real property that was contaminated, we may not discover the environmental contamination until after we had made the loan or after we had foreclosed on a loan. If we foreclosed upon a property and environmental liabilities subsequently arose, we could face significant liability.

   Since the commencement of our operations, there have been approximately ten instances where we have determined not to foreclose on the real estate collateralizing a delinquent loan because of environmental considerations. Two are currently under administration. Any losses we sustained on these loans did not have a material adverse effect on our profitability and we believe any losses we may sustain in the future will not be material. We may face environmental clean up costs with respect to one of the loans under administration which we do not believe will have a material adverse effect on our financial results.

   In addition to federal or state laws, owners or former owners of a contaminated site may be subject to common law claims, including tort claims, by third parties based on damages and costs resulting from environmental contamination migrating from the property. Other environmental considerations, such as pervasive mold infestation of real estate securing our loans, may also restrict our ability to foreclose on delinquent loans. See "Business -- Loan Servicing and Administrative Procedures."

TERRORIST ATTACKS IN THE UNITED STATES MAY CAUSE DISRUPTION IN OUR BUSINESS AND OPERATIONS AND OTHER ATTACKS OR ACTS OF WAR MAY ADVERSELY AFFECT THE MARKETS IN WHICH OUR COMMON STOCK TRADES, THE MARKETS IN WHICH WE OPERATE, AND OUR ABILITY TO OPERATE PROFITABLY AND OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES MAY BE IMPAIRED.

   Terrorists' attacks in the United States in September 2001 caused major instability in the United States financial markets. These attacks or new events and responses on behalf of the U.S. government may lead to further armed hostilities or to further acts of terrorism in the U.S. which may cause a further decline in the


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



financial market and may contribute to a further decline in economic conditions. These events may cause disruption in our business and operations including reductions in demand for our loan products and our subordinated debentures, increases in delinquencies and credit losses in our managed loan portfolio, changes in historical prepayment patterns and declines in real estate collateral values. To the extent we experience an economic downturn, unusual economic patterns and unprecedented behaviors in financial markets, these developments may affect our ability to originate loans at profitable interest rates, to price future loan securitizations profitably, to effect whole loan sales and to effectively hedge our loan portfolio against market interest rate changes. Should these disruptions and unusual activities occur, our ability to operate profitably and cash flow could be reduced and our ability to make principal and interest payments on the subordinated debentures may be impaired.

IF MANY OF OUR BORROWERS BECOME SUBJECT TO THE SOLDIERS' AND SAILORS' CIVIL RELIEF ACT OF 1940, OUR CASH FLOWS AND INTEREST INCOME MAY BE ADVERSELY AFFECTED WHICH WOULD NEGATIVELY IMPACT OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES.

   Under the Soldiers' and Sailors' Civil Relief Act of 1940, a borrower who enters military service after the origination of his or her loan generally may not be charged interest above an annual rate of six percent. Additionally, this Relief Act may restrict or delay our ability to foreclose on an affected loan during the borrower's active duty status. The Relief Act also applies to a borrower who was on reserve status and is called to active duty after origination of the loan. A significant mobilization by the U.S. Armed Forces could increase the number of our borrowers who are the subject of this Relief Act, thereby reducing our cash flow and the interest payments we collect from those borrowers, and in the event of default, delaying or preventing us from exercising the remedies for default that otherwise would be available to us.

WE ARE SUBJECT TO LOSSES DUE TO FRAUDULENT AND NEGLIGENT ACTS ON THE PART OF LOAN APPLICANTS, MORTGAGE BROKERS, OTHER VENDORS AND OUR EMPLOYEES WHICH COULD HINDER OUR ABILITY TO OPERATE PROFITABLY AND IMPAIR OUR ABILITY TO REPAY THE SUBORDINATED DEBENTURES.

   When we originate mortgage loans, we rely heavily upon information supplied by third parties including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation or fraudulent act is made by the loan applicant, the mortgage broker, another third party or one of our employees, we generally bear the risk of loss. A loan subject to a material misrepresentation or fraudulent act is typically unsaleable or subject to repurchase if it is sold prior to detection, such persons and entities are often difficult to locate and it is often difficult to collect any monetary losses we have suffered from them.

   We have controls and processes designed to help us identify misrepresented or fraudulent information in our loan origination operations. We cannot assure you, however, that we have detected or will detect all misrepresented or fraudulent information in our loan originations.

                           FORWARD LOOKING STATEMENTS

   Some of the information in this prospectus or the documents incorporated by reference in this prospectus may contain forward-looking statements. You can identify these statements by words or phrases such as "will likely result," "may," "are expected to," "will continue to," "is anticipated," "estimate," "believes," "projected," "intends to" or other similar words. These forward-looking statements regarding our business and prospects are based upon numerous assumptions about future conditions, which may ultimately prove to be inaccurate. Actual events and results may materially differ from anticipated results described in those statements. Forward-looking statements involve risks and uncertainties described under "Risk Factors" as well as other portions of the prospectus, which could cause our actual results to differ materially from historical earnings and those presently anticipated. When considering forward-looking statements, you should keep these risk factors in mind as well as the other cautionary statements in this prospectus. You should not place undue reliance on any forward-looking statement.

                                USE OF PROCEEDS

   We estimate that the net proceeds resulting from the sale of the subordinated debentures will be approximately $274.9 million net of estimated offering expenses if we sell all of the subordinated debentures we are offering through this prospectus. We intend to use approximately $220.0 million to $274.9 million of the proceeds to repay maturing notes with maturities of one day to 10 years and interest rates ranging from 4.0% to 13.0%. A portion of the maturing subordinated debentures to be repaid was issued within one year and proceeds of these maturing subordinated debentures were used to repay maturing subordinated debentures and for the general corporate purposes described below. See "Prospectus Summary -- Recent Developments -- Business Strategy Adjustments" for a discussion of our contingent financial restructuring plan that we will need to implement if we obtain less than $274.9 million of net proceeds in this offering. The remainder of the proceeds will be used for general corporate purposes including, but not limited to:

     o financing the future growth of our loan portfolios and capital expenditures;

     o  the repayment of warehouse credit facilities and lines of credit;

     o funding our overcollateralization requirements in connection with securitizations, if any;

     o funding our overcollateralization requirements in connection with our loan originations;

     o  paying interest and operating expenses;

     o possible future acquisitions of related businesses or assets, although none are currently contemplated;

     o  repurchasing delinquent loans from the securitization trusts;

     o  investments in systems and technology;

     o  expanding into new markets; and

     o general operating activities, including funding our operating cash requirements.

   In addition, the precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds, actual funding requirements and the availability of other sources of funding. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments, including, but not limited to:

     o  treasury bills;

     o  commercial paper;

     o  certificates of deposit;

     o  securities issued by U.S. government agencies;

     o  money market funds; and

     o  repurchase agreements.

   Our investment practices permit significant flexibility as to the types of such investments that we may make.

      DESCRIPTION OF THE SUBORDINATED DEBENTURES OFFERED AND THE INDENTURE


GENERAL

   The subordinated debentures represent our unsecured debt obligations. In connection with this offering of subordinated debentures, we have entered into an agreement, called an indenture, with U.S. Bank National Association, a national banking association. The terms of the subordinated debentures include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, in effect on the date the indenture is qualified under that act. The subordinated debentures are subject to all terms and conditions of the indenture and Trust Indenture Act. We refer you to the indenture and the Trust Indenture Act for a complete understanding of the subordinated debentures. The following includes a summary of some provisions of the indenture, and a copy of the indenture is available from us upon request. This summary is not complete and is qualified in its entirety by reference to the indenture, including the definitions in the indenture of some of the terms used below.

   The subordinated debentures will be subordinated in right of payment to, or subordinate to, the prior payment in full of all senior debt further described in our prospectus, whether outstanding on the date of the indenture or incurred following the date of the indenture. We are not limited in the amount of senior debt we may incur. The stock we hold in our subsidiaries, as well as certain of our other assets (other than assets securing or collateralizing other debt), is available to repay the subordinated debentures in the event of default. In the event of our default and liquidation of our subsidiaries, to repay the holders of subordinated debentures, we must pay or make provisions for the payment of creditors of the subsidiaries from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the subordinated debentures. See "-- Provisions Relating to All Securities -- Subordination." Subordinated debentures are also subordinated in right of payment to senior collateralized subordinated notes issued and to be issued in the exchange offers to the extent of the collateral securing these notes. See "Prospectus Summary -- Recent Developments -- Exchange Offers."

   The subordinated debentures are not secured by any collateral or lien. The subordinated debentures do not contain provisions for a sinking fund or similar fund providing for payments on the subordinated debentures. See "Risk Factors -- Since we do not set aside funds to repay the subordinated debentures offered, you must rely on our cash flow from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the subordinated debentures and you could lose all or a part of your investment."

   The subordinated debentures may be purchased in the minimum amount of $1,000 or any amount in excess of $1,000, subject to our right to reject any order in whole or in part. You may not cumulate separate purchases to satisfy the minimum denomination requirement.

EFFECTS OF THE EXCHANGE OFFERS ON SUBORDINATED DEBENTURES PURCHASED IN THIS OFFERING

   The subordinated debentures you purchase in this offering are impacted by the senior collateralized subordinated notes issued and to be issued in the exchange offers. In the event of our liquidation, holders of the subordinated debentures would be repaid only if funds remain after the repayment of our senior debt, subsidiary debt (to the extent of the assets of the subsidiary), and the principal and interest on the senior collateralized subordinated notes issued and to be issued in the exchange offers to the extent of the collateral for such notes. In addition, in the event of our liquidation, if the collateral securing the senior collateralized subordinated notes is not sufficient to repay the senior collateralized subordinated notes outstanding (including accrued and unpaid interest) in full, the unpaid portion of the senior collateralized subordinated notes will be equal in right of repayment with the outstanding subordinated debentures and, therefore, will dilute the amount of assets available, if any, to repay the principal and interest on the subordinated debentures. The subordinated debentures and the senior collateralized subordinated notes issued or to be issued in the exchange offers will be senior in right of preference to the Series A preferred stock outstanding and to be issued in the second exchange offer. The subordinated debentures continue to be subordinated, or junior in right of repayment, to our senior debt and debt of our subsidiaries (to the extent of the assets of our

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
subsidiaries), whether now or hereafter incurred. See "-- Provisions Relating to All Securities -- Subordination" for further information.

PROVISIONS RELATING TO INVESTMENT NOTES

   MATURITY. We are offering investment notes with terms generally ranging from three to 120 months. The terms offered are described in a supplement to the prospectus. You will select the term of each investment note at the time of your order from the terms we offer in the current prospectus supplement.

   BOOK ENTRY. Upon acceptance of an order, we will credit our book-entry registration and transfer system to the account of the purchaser of the investment note, the principal amount of such security owned of record by such purchaser, which record holder is referred to as the holder or registered holder in this document and in the indenture. Also upon acceptance of an order, we will send each holder an initial transaction statement which will indicate our acceptance of the order.

   The holders of investment notes issued in a book-entry form will not receive or be entitled to receive physical delivery of a note or certificate evidencing such indebtedness. The holders of the accounts we establish upon the purchase or transfer of investment notes shall be deemed to be the owners of the investment notes under the indenture. The holder of the investment notes must rely upon the procedures established by the trustee to exercise any rights of a holder of investment notes under the indenture. We will provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a quarterly basis.

   We will provide the trustee with information, as requested, regarding the total amount of any principal and/or interest due to holders with regard to the investment notes on any interest payment date or upon redemption. On each interest payment date, we will credit interest due on each account. We will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the notes. The trustee is under no obligation to verify our calculations with respect to interest or principal due or to review our records.

   Book-entry notations in the accounts evidencing ownership of the investment notes are exchangeable for actual notes in denominations of $1,000 and any amount in excess of $1,000 and are fully registered in those names as we direct only if:

     o we, at our option, advise the trustee in writing of our election to terminate the book-entry system; or

     o after the occurrence of an event of default under the indenture, holders of the investment notes aggregating more than 50% of the aggregate outstanding amount of the investment notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of investment notes, and the trustee notifies all registered holders of these securities of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting such notes.

   Subject to the exceptions described above, the book-entry interests in these securities shall not otherwise be exchangeable for fully registered notes.

   INTEREST. The interest rate payable on an investment note will be determined based upon the maturity date and term established for the investment note at the date of purchase. The date of purchase for accepted orders will be the date we receive funds, if the funds are received prior to 3:00 p.m. on a business day, or the business day following the date we receive funds if the funds are received on a non-business day or after 3:00 p.m. on a business day. For this purpose, our business days are Monday through Friday, except for legal and bank holidays in the State of Delaware. Prevailing interest rates will be set forth in a supplement to this prospectus. We will establish the interest rates payable on the investment notes from time to time based on market conditions and our financial requirements. We constantly re-evaluate our interest rates based upon this analysis. Once determined, the rate of interest payable on an investment note will remain fixed for the original term of the investment note.

   We will compute interest on investment notes on the basis of an actual calendar year and interest will compound daily. We will pay interest on investment notes with terms of less than 12 months at maturity.

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
Purchasers of investment notes with terms of 12 months or greater may elect at the time of purchase to have interest paid monthly, quarterly, semiannually, annually or at maturity, but if a purchaser fails to make this election, interest will be paid at maturity. A new interest payment method may be elected one time by the holder during the term of the investment notes. To change the interest payment method, a holder must send us a written request specifying the new interest payment method elected. Any interest not otherwise paid on an interest payment date will be paid at maturity.

   We reserve the right to vary from time to time, at our discretion, the interest rates we offer on new issuances of investment notes based on numerous factors other than length of term to maturity. These factors may include, but are not limited to: the desire to attract new investors; investment notes in excess of specified principal amounts; investment notes purchased for IRA and/ or Keogh accounts; rollover investments; and investment notes beneficially owned by persons residing in particular geographic localities. We may make a decision to vary interest rates in the future based on our fundraising objectives including, but not limited to, the attraction of new investors in particular regions, the encouragement of the rollover of investment notes by current holders, circumstances in the financial markets and the economy, and additional costs, which we may incur in selling investment notes in a particular jurisdiction, which may at the time be relevant to our operations, and other factors.

   AUTOMATIC EXTENSION UPON MATURITY OF NOTES. The term of the investment note will automatically extend upon its maturity for a term identical to the term of the original investment note unless:

     o we notify the holder at least seven days prior to the maturity date of our intention not to extend the investment note; or

     o the holder elects to redeem the investment note or change the term within seven days after the maturity date.

   We will notify the holder of the upcoming maturity date of the note approximately 20 but not less than 15 days prior to the maturity date. This renewal notice will include a renewal form and will indicate that the maturing note will automatically renew for an identical term unless the holder completes the renewal form and returns it to us within seven days after the maturity date indicating the holder's intention not to renew or change the term of the maturing note. The renewal notice will specify the new interest rate applicable to the renewal term and will include a copy of the current supplement to the prospectus which lists all of the interest rates applicable to each term offered at the holder's maturity date in the event the holder elects to select an alternative term upon the maturity of the note. The renewal notice will indicate that the holder should have previously received a copy of the updated prospectus, if applicable, and where the holder can get another copy of the prospectus. If the holder does not return the renewal form, a second renewal notice will be sent to the holder advising the holder of the automatic renewal and indicating that the maturing note will automatically renew for an identical term unless the holder completes the renewal form and returns it to us within seven days after the maturity date indicating otherwise.

   THE INVESTMENT NOTE WILL AUTOMATICALLY RENEW FOR AN IDENTICAL TERM AT THE INTEREST RATE SPECIFIED IN THE RENEWAL NOTICE UNLESS THE HOLDER COMPLETES THE RENEWAL FORM AND RETURNS IT TO US WITHIN SEVEN DAYS AFTER THE MATURITY DATE INDICATING THAT THE HOLDER DOES NOT INTEND TO RENEW THE NOTE OR CHANGE THE TERM OF THE MATURING NOTE.

   Until either we or the holder terminates or redeems the investment note, or the holder elects a new term, the investment note will continue to renew in this manner. Each renewed investment note will continue in all its provisions, including provisions relating to payment options, except that the interest rate payable during any renewed term will be the interest rate which is being offered on investment notes of the same term and denomination as of the maturity date. If a similar investment note is not being offered, the interest rate upon renewal will be the interest rate specified by us in the renewal notice sent to the holder before the maturity date, or the investment note's then current interest rate if no interest rate is specified.

   If we notify the holder of our intention to redeem an investment note at maturity, no interest will accrue after the date of maturity. Otherwise, if we receive a completed renewal form electing repayment within seven days of the maturity date of the investment note, we will pay interest during the period from the maturity date to the repayment date at the lower of:


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
     o the lowest interest rate then being paid on the investment notes with a similar term we offer to the general public; or

     o the interest rate we paid on the investment note immediately prior to its maturity.

   As a courtesy, we provide a request for repayment form with the renewal notice. Use of the form by a holder is not a condition of repayment. Holders may also request repayment by writing to us.

   OPTIONAL RENEWAL PROGRAMS. From time to time, we may offer, in our sole discretion, some investment note holders the ability to extend the maturity of an existing investment note. If the holder elects to extend the investment note, we will issue a new note in accordance with the terms and interest rate prevailing at the extension date.

   PLACE AND METHOD OF PAYMENT. We will pay principal on the investment notes at our principal executive office or at another place that we designate for that purpose. We will make interest payments by check or draft mailed to the persons entitled to the payments at their addresses appearing in the register, which we maintain for that purpose, or by electronic funds transfer (commonly known as a "direct deposit").

   REDEMPTION BY US. We have the right to redeem any investment note issued under this prospectus at any time, prior to its stated maturity, upon 90 days advance written notice to the holder of the investment note. The holder has no right to require us to redeem any investment note prior to its maturity date as originally stated or as it may be extended, except as indicated below.

   REDEMPTION BY THE HOLDER UPON DEATH OR TOTAL PERMANENT
DISABILITY. Investment notes with remaining maturities of one year or greater may be redeemed at the election of the holder, who is a natural person, following his/her total permanent disability, as established to our satisfaction, or by his/her estate following his/her death. The redemption price, in the event of such death or disability, will be the principal amount of the investment note, plus interest accrued and not previously paid, to the date of redemption. If spouses are joint registered holders of an investment note, the election to redeem will apply when either registered holder dies or becomes subject to a total permanent disability. In case of investment notes jointly held by persons who are not legally married, the election to redeem upon the death of one joint holder will not apply. If the investment note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the redemption upon death or disability does not apply.

   We may modify the foregoing policy on redemption after death or disability in the future. However, no modification will affect the right of redemption applicable to any outstanding investment note.

   For the purpose of determining the right of a holder to demand early redemption of an investment note, total permanent disability means a determination by a physician chosen by us that the holder, who was gainfully employed on a full time basis at the time of purchase, is unable to work on a full time basis, at least forty hours per week, during the succeeding twenty-four months.

   QUARTERLY STATEMENTS. We will provide holders of the investment notes with quarterly statements, which will indicate, among other things, the current account balance (including interest earned). These statements will be mailed not later than the tenth business day following the end of each calendar quarter.

PROVISIONS RELATING TO UNINSURED MONEY MARKET NOTES

   MATURITY. The uninsured money market notes have no stated maturity and are redeemable at any time in minimum amounts of $500 (or a lesser amount available to close an account) at the option of the holder. See "-- Redemption by the Holder."

   BOOK-ENTRY SYSTEM. Upon acceptance of an order, we will credit our book-entry registration and transfer system, the principal amount of the uninsured money market notes owned of record by the purchaser to the account of the purchaser of the money market note which record holder is referred to as the holder or registered holder in this document and in the indenture. Upon acceptance of the purchaser's order, we will send each purchaser a transaction statement which will indicate our acceptance of the order. The laws of some jurisdictions require that investors in securities take physical delivery of those securities in definitive

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
form. These legal requirements may impair the holder's ability to transfer the record ownership of the uninsured money market notes.

   The registered holders of uninsured money market notes issued in a book-entry only form will not receive or be entitled to receive physical delivery of a note or certificate. The registered holders of the accounts we establish upon the purchase or transfer of uninsured money market notes will be deemed to be the owners of the uninsured money market notes under the indenture. Each person holding a book-entry interest in the uninsured money market notes must rely upon the procedures established by the trustee to exercise any rights of a holder of the uninsured money market notes under the indenture. We will provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a quarterly basis.

   We will make the information regarding the total amount of any principal and/or interest, which we will pay in the form of additional securities, due to registered holders with regard to the uninsured money market notes on any interest payment date or upon redemption available to the trustee upon the trustee's request. On each interest payment date, we will credit each account the interest due. We will determine the interest payments to be made to the book-entry accounts and will maintain, supervise and review any records relating to book-entry beneficial interests in uninsured money market notes.

   Book-entry interests in the accounts evidencing ownership of the uninsured money market notes are exchangeable for actual notes in denominations of $1,000 and any amount in excess of $1,000 and are fully registered in the names of the accounts as we direct only if:

     o we, at our option, advise the trustee in writing of our election to terminate the book-entry system; or

     o after the occurrence of an event of default under the indenture, holders of the uninsured money market notes aggregating more than 50% of the aggregate outstanding amount of the uninsured money market notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of uninsured money market notes, and the trustee notifies all registered holders of the uninsured money market notes of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting the notes.

   The book-entry interests in the uninsured money market notes are not otherwise exchangeable for fully registered notes.

   INTEREST. We will adjust the interest rates payable on the uninsured money market notes from time to time in our sole discretion provided that the interest rate will not be less than 4.0% per year. We will provide written notice to all holders of the uninsured money market notes at least 14 days prior to any decrease in the interest rate. The notice will set forth the new interest rate to be paid and the effective date of the change. We reserve the right to increase the interest rate paid on the uninsured money market notes at any time without prior notice to the holders of the uninsured money market notes. Investors may inquire about the current interest rate on the outstanding uninsured money market notes by calling us at (800) 776-4001.

   Interest on each account with a balance of at least $1,000 accrues daily and is credited monthly on the last day of each calendar month. Interest accrued during each monthly period will not be paid by check but will be added to the note holder's principal balance of the account in the form of additional securities. Interest will continue to accrue on the principal balance of each security through the date of redemption. If a holder redeems the security in full, the principal balance of the account (including accrued interest) will be paid by check within 10 business days after our receipt of the holder's redemption election. No interest shall be paid for any day the principal amount in any account is less than $1,000.

   Subject to the limitations set forth in this prospectus, we may vary, at our discretion, the interest rates we offer on the uninsured money market notes based on numerous factors. These factors may include, but are not limited to: the desire to attract new investors; uninsured money market notes in excess of specified principal amounts; uninsured money market notes purchased for IRA and/or Keogh accounts; rollover investments; and uninsured money market notes beneficially owned by persons residing in particular geographic localities. As of the date of this prospectus, we are not offering uninsured money market notes at varying interest rates to different investors. However, we may make a decision to vary interest rates in the future based on our fundraising objectives including, but not limited to, the attraction of new investors in particular regions, circumstances in the financial markets and the economy or any additional costs which may be incurred by us in selling uninsured money market notes in a particular jurisdiction which may at the time be relevant to our operations and other factors.

   REDEMPTION BY THE HOLDER. The holder of a money market note may request a full or partial redemption of a money market note by delivering written notice to us specifying the amount of the redemption. The holder of a money market note may also make a partial redemption of a money market note by using drafts, which are similar to checks.

   Redemption requests by written notice to us may be for any amount and we may take up to 10 business days following receipt of the notice to mail the proceeds of the redemption to the holder. Any request for full redemption of a money market note, and any request to close a money market note account, must be made by written notice to us. If a holder of more than one money market note requests a redemption by sending written notice to us, we will treat the redemption as being made on a first-in, first-out basis, unless the holder requests otherwise in the written notice.

   Redemptions by draft may not be for any amount less than $500. Drafts may not be used to redeem a money market note in full or to close a money market note account. If a holder of more than one money market note redeems a money market note by using a draft, we will treat the redemption as being made on a first-in, first-out basis. The drafts, which are similar to checks, can be made payable to the order of any payee. Alternatively, at the request of a holder, we will provide drafts drawn on us that will be payable through our designated bank. All authorized signers on a money market note must submit specimen signatures to us and must agree to abide by our rules and regulations pertaining to uninsured money market notes. Some banks may not provide cash at the time of deposit of a draft, but will wait until they have received payment from our designated bank. When a draft is presented to the bank for payment, the bank, as agent of the holder, will cause us to redeem a sufficient amount from the holder's money market note to cover the amount of the draft. Interest continues to accrue on the amount of a money market note covered by a draft until the draft is presented to our bank for payment. The bank will return a draft if the amount of collected funds in the holder's account is insufficient to cover the draft or if the signature(s) on the draft is (are) not, in our judgment, the same as the specimen signature(s) previously submitted to us. We reserve the right to charge a fee for insufficient funds, the dishonor of a draft, a stop payment order, account research and other services.

   If drafts are lost, stolen or otherwise held or used by an unauthorized individual, the rightful holder of the money market note checks must notify us within 24 hours of such event; otherwise we will not be responsible for any misappropriation of the underlying funds.

   In our sole discretion, draft writing capabilities may be deferred for up to 30 days from the date of opening an account. In such event, the uninsured money market notes may be redeemed upon 10 business days written notice to us.

   Neither we nor our bank will return canceled drafts to the holders of uninsured money market notes, although we will provide the holders with copies of drafts upon request and payment of a service charge. Holders of uninsured money market notes will receive statements as described under "-- Monthly Statements", which will reflect draft transactions.

   We will charge holders a service fee for each draft presented in excess of three drafts during any statement period. We may increase our service charge by providing 30 days prior written notice to each holder of a money market note.

   REDEMPTION BY US. We have the right to redeem a money market note at any time upon 30 days written notice to the holder of the note.

   PLACE AND METHOD OF PAYMENT UPON REDEMPTION. We will make payments upon the redemption of the uninsured money market notes at our principal executive office, or at another place that we may designate for that purpose. However, we may, at our option, make payments by check or draft mailed to the persons entitled to the payments at their addresses appearing in the register which we maintain for that purpose.

   MONTHLY STATEMENTS. We will provide holders of the uninsured money market notes with monthly statements which will indicate, among other things, the current account balance (including interest credited and withdrawals made, if any) and the applicable interest rate on those uninsured money market notes as of the month end preceding the issuance of the statement. The statements will be mailed not later than the tenth business day following the end of each month. We will provide additional statements as the holders of these securities may reasonably request from time to time. We may require holders requesting additional statements to pay all charges incurred by us in providing the additional statements.

PROVISIONS RELATING TO ALL SECURITIES

   FORM AND DENOMINATIONS/TRANSFERS. The subordinated debenture is not a negotiable debt instrument and, subject to some exceptions, will be issued only in book-entry form. We will issue an initial transaction statement reflecting the ownership of a subordinated debenture to each purchaser upon our acceptance of the order. The transaction statement is not a negotiable instrument, and purchasers cannot transfer record ownership without our prior written consent. Each holder of a subordinated debenture will receive a periodic statement indicating any transactions in the holder's account, as well as interest credited. Each holder may transfer ownership of the subordinated debenture on our register only by written notice to us signed by the account holder or the account holder's duly authorized representatives on a form we supply and with our written consent (which we will not unreasonably withhold). We may also, in our discretion, require an opinion from the holder's counsel, at the holder's expense, that the proposed transfer will not violate any applicable securities laws and/or a signature guarantee on the form we provide in connection with the transfer. Upon transfer of a subordinated debenture, we will provide the new holder of the security with a transaction statement which will evidence the transfer of the account on our records.

   INTEREST ACCRUAL DATE. Interest on the subordinated debenture will accrue from the date of purchase. The date of purchase for accepted orders will be the date we receive funds, if the funds are received prior to 3:00 p.m. on a business day, or the business day following the date we receive funds if the funds are received on a non-business day or after 3:00 p.m. on a business day. For this purpose, our business days are Monday through Friday, except for legal and bank holidays in the State of Delaware.

   RIGHT OF SET-OFF IN CIRCUMSTANCES DESCRIBED IN THIS SECTION. Subject to the provisions of applicable law, if the holder of an investment note or a money market note is a borrower or guarantor on a loan, lease or other obligation owned by one of our direct or indirect subsidiaries or affiliates, and that obligation becomes delinquent or otherwise in default, we have the right in our sole discretion to set-off principal and interest payments due on the investment note or money market note against all sums due by the holder to our subsidiary or affiliate pursuant to the set-off terms contained in the loan, lease, other indebtedness or the guarantee. If we elect to exercise our right of set-off, the investment note or money market note will automatically be deemed redeemed as of the date of set-off without regard to any notice period otherwise applicable to any redemption by us.

   SUBORDINATION. The indebtedness evidenced by the subordinated debentures, and any interest, are subordinated to all of our senior debt. The term senior debt is defined for this purpose to include any indebtedness (whether outstanding on the date of this prospectus or created later) incurred by us in connection with borrowings by us (including our subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender, whether the indebtedness is or is not specifically designated by us as being "senior debt" in its defining instruments. The subordinated debentures are not guaranteed by any of our subsidiaries. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries, the law requires that we pay or make provisions for payment of the creditors of that subsidiary from the assets of that subsidiary prior to distributing any remaining assets to us as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, creditors of that subsidiary will receive payment of their claims prior to any payment to the holders of the subordinated debentures. As of April 30, 2004, $200.2 million of secured and senior debt and subsidiary debt was outstanding, including $55.4 million of senior collateralized subordinated notes issued in the first exchange offer. The provisions of the indenture do not limit the amount of senior debt or subsidiary debt we can incur. Any of our indebtedness, other than that described as senior debt and the debt of the subsidiaries, will have rights upon liquidation or dissolution of us which ranks equally in right of payment to the subordinated debentures being offered. In addition, if the collateral securing the senior collateralized subordinated notes is not sufficient to repay the senior collateralized subordinated notes (including accrued and unpaid interest), the remaining subordinated debentures will rank equally in right of payment with the deficiency portion of the senior collateralized subordinated notes outstanding and other unsecured indebtedness issued by us. Up to $60.0 million in aggregate principal amount of senior collateralized subordinated notes may be issued in the second exchange offer. See "Risk Factors -- Since subordinated debentures are unsecured and junior in right of repayment to our senior debt borrowed from institutional lenders and subsidiary debt, including credit facilities and warehouse lines of credit, as well as senior collateralized subordinated notes to the extent of the collateral securing such notes, in the event of insolvency, holders of subordinated debentures would be repaid only if funds remain after the repayment of our senior debt, subsidiary debt and principal and interest on the senior collateralized subordinated notes to the extent of the collateral securing such notes." As of April 30, 2004, $586.2 million of our outstanding debt ranked equal in right of payment to the subordinated debentures being offered.

   For a discussion of the lack of insurance or guarantees to support the repayment of the subordinated debentures, see "Risk Factors -- Because our business operations are generally not subject to regulation and examination by federal banking regulators, these protections are not available to protect investors in our subordinated debentures" and "-- Because our subordinated debentures are not insured against loss by the FDIC or any governmental agency, you could lose your entire investment."

   In the event of any liquidation, dissolution or any other winding up of our affairs, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default (as described below), no payment may be made on the subordinated debentures until all senior debt has been paid in full. If any of the events of default occur, holders of senior debt may also submit claims on behalf of holders of the subordinated debentures and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the subordinated debentures. If any distribution is nonetheless made to holders of the subordinated debentures, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay the senior debt in full. See "Risk Factors -- Any distributions made to holders of the subordinated debentures after a default on senior debt or after our insolvency, if we are deemed insolvent, may have to be turned over to holders of senior debt."

   EVENTS OF DEFAULT. The indenture provides that each of the following constitutes an event of default:

     o default for 30 days in the payment of interest when due on the subordinated debentures (whether or not prohibited by the subordination provisions of the indenture);

     o default in payment of principal when due on the subordinated debentures (whether or not prohibited by the subordination provisions of the indenture) and continuation of the default for 30 days;

     o our failure to observe or perform any covenant, condition or agreement with respect to the liquidation, consolidation or merger or other disposition of substantially all of our assets (after notice and provided such default is not cured within 60 days after receipt of notice);

     o our failure for 60 days after receipt of notice to comply with other agreements described in the indenture or the instruments related to subordinated debentures; and

     o  specific events of bankruptcy or insolvency with respect to us.

   If any event of default occurs and continues, the trustee or the holders of at least a majority in principal amount of the then outstanding subordinated debentures may declare the unpaid principal of and any accrued interest on the subordinated debentures to be due and payable immediately. However, so long as we have any outstanding senior debt, a declaration of this kind will not become effective until the earlier of:

     o the day which is five business days after the receipt by representatives of senior debt of such written notice of acceleration; or

     o  the date of acceleration of any senior debt.

   In the case of an event of default arising from specific events of bankruptcy or insolvency, with respect to us, all outstanding subordinated debentures will become due and payable without further action or notice. Holders may not enforce the indenture or the subordinated debentures except as provided in the indenture.

Subject to these limitations, holders of a majority in principal amount of the then outstanding subordinated debentures may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the subordinated debentures notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if the trustee determines that withholding notice is in the interest of the holders.

   The holders of a majority in aggregate principal amount of the subordinated debentures then outstanding, by notice to the trustee, may, on behalf of the holders of all of the subordinated debentures, waive any existing default or event of default and its consequences under the indenture, except a continuing default or event of default in the payment of interest on or the principal of the subordinated debentures.

   We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and we are required upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

   AMENDMENT, SUPPLEMENT AND WAIVER. Except as provided in this prospectus, we may amend or supplement the indenture or the terms of the subordinated debentures may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the subordinated debentures then outstanding. The holders of a majority in principal amount of the then outstanding subordinated debentures, may waive any existing default or compliance with any provision of the indenture or the subordinated debentures.

   Without the consent of each holder of the investment notes affected, an amendment or waiver may not (with respect to any investment notes held by a nonconsenting holder of investment notes):

     o reduce the principal amount of any investment note whose holder must consent to an amendment, supplement or waiver;

     o reduce the principal of or change the fixed maturity of any security or alter the redemption provisions or the price at which we shall offer to repurchase the investment note;

     o reduce the rate of or change the time for payment of interest, including default interest, on any investment note;

     o waive a default or event of default in the payment of interest, principal or premium, if any, or redemption payment with respect to the investment notes (except a rescission of acceleration of the investment notes by the holders of at least a majority in aggregate principal amount of the investment notes and a waiver of the payment default that resulted from such acceleration);

     o make any investment note payable in money other than that stated in the investment notes;

     o make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of investment notes to receive payments of principal or interest on the investment notes;

     o make any change to the subordination provisions of the indenture that adversely affects holders of investment notes;

     o modify or eliminate holders' redemption rights (provided that no modification or elimination is permitted as to any securities issued with such right); or

     o  make any change in the foregoing amendment and waiver provisions.

   Without the consent of each holder of the uninsured money market notes affected, an amendment or waiver may not (with respect to any uninsured money market notes held by a nonconsenting holder of uninsured money market notes):

     o reduce the principal amount of uninsured money market notes whose holders must consent to an amendment, supplement or waiver (other than as a result of withdrawals made by the holder of the note);

     o reduce the principal of any money market note (other than as a result of withdrawals made by the holder of the note) or alter the redemption provisions of the money market note or the price at which we shall offer to repurchase the money market note;

     o reduce the rate of interest on the uninsured money market notes, other than the interest rate adjustments provided for pursuant to the terms of the uninsured money market notes or change the time for payment of interest, including default interest, on any money market note;

     o waive a default or event of default in the payment of interest, principal or premium, if any, or redemption payment with respect to the uninsured money market notes (except a rescission of acceleration of the uninsured money market notes by the holders of at least a majority in aggregate principal amount of the uninsured money market notes and a waiver of the payment default that resulted from such acceleration);

     o make any money market note payable in money other than that stated in the uninsured money market notes;

     o make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of uninsured money market notes to receive payments of principal or interest on the uninsured money market notes;

     o make any change to the subordination provisions of the indenture that adversely affects holders of uninsured money market notes;

     o modify or eliminate redemption rights of holders of the uninsured money market notes; or

     o  make any change in the foregoing amendment and waiver provisions.

   However, without the consent of any holder of the subordinated debentures, we and/or the trustee may amend or supplement the indenture or the subordinated debentures:

     o to cure any ambiguity, defect or inconsistency; to provide for assumption of our obligations to holders of the subordinated debentures in the case of a merger or consolidation;

     o  to provide for additional certificates or certificated securities;

     o to make any change that would provide any additional rights or benefits to the holders of the subordinated debentures or that does not adversely affect the legal rights under the indenture of any such holder, including an increase in the aggregate dollar amount of subordinated debentures which may be outstanding under the indenture;

     o to modify our policy to permit redemptions of the investment notes upon the death or total permanent disability of any holder of the investment notes (but such modification shall not adversely affect any of the then outstanding subordinated debentures); or

     o to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

   THE TRUSTEE. The indenture imposes restrictions on the trustee, should it become one of our creditors, regarding payments of claims, property received and proceeds on the sale of property received as security or otherwise. The trustee will be permitted to engage in other transactions with us.

   Subject to exceptions described in the indenture, the holders of a majority in principal amount of the then outstanding subordinated debentures will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The indenture provides that in case an event of default specified in the indenture occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to those provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder has offered the trustee security and indemnity satisfactory to the trustee against any loss, liability or expense.

   REPORTS TO THE TRUSTEE. We will provide the trustee with quarterly reports which will contain the information reasonably requested by the trustee. These quarterly reports will include information regarding the outstanding balance, interest credited, withdrawals made and interest rate paid related to each account we maintain during the preceding quarterly period. The trustee is under no obligation to verify our calculations with respect to these amounts.

   NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS. None of our directors, officers, employees or stockholders will have any liability for any of our obligations under the subordinated debentures, the indenture or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the subordinated debentures waives and releases these persons from any liability. The waiver and release are part of the consideration for issuance of the subordinated debentures. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and that the SEC views these waivers as against public policy.

   SERVICE CHARGES. We reserve the right to assess service charges for changing the registration of any subordinated debenture to reflect a change in name of the holder, or a transfer (whether by operation of law or otherwise) of a subordinated debenture by the holder to another person.

   INTEREST WITHHOLDING. With respect to those investors who do not provide us with a fully executed Form W-8 BEN or Form W-9 at the time of purchase of the subordinated debentures, we will withhold 28% of any interest paid (or such higher rate as necessary to comply with the Internal Revenue Code). Otherwise, we will not withhold interest, except on subordinated debentures held by foreign business entities who do not provide us with a fully executed Form W-8 ECI. We will not sell to anyone refusing to provide a fully executed Form W-8 BEN or Form W-9.

   ADDITIONAL SECURITIES. We may offer, from time to time, additional classes of securities with terms and conditions different from the subordinated debentures being offered. We will amend or supplement this prospectus if and when we decide to offer to the public any additional class of security under this prospectus.

   VARIATIONS BY STATE. We reserve the right to offer different securities and to vary the terms and conditions of the offer (including, but not limited to, different interest rates, additional interest payments and service charges for all notes) depending upon the state where the purchaser resides.

                      SELECTED CONSOLIDATED FINANCIAL DATA


   You should consider our selected consolidated financial information set forth below together with the more detailed consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Also see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Reconciliation of Non-GAAP Financial Measures" for a reconciliation of total portfolio and managed REO to our balance sheet.


                                                        NINE MONTHS ENDED
                                                            MARCH 31,                          YEAR ENDED JUNE 30,
                                                      --------------------    -----------------------------------------------------
                                                        2004        2003        2003       2002        2001        2000       1999
                                                      ---------   --------    --------   --------    --------    --------   -------
STATEMENT OF INCOME DATA:                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
 Gain on sale of loans and leases:
   Securitizations................................    $  15,107   $170,394    $170,950   $185,580    $128,978    $ 90,380   $64,490
   Whole loan sales...............................       10,207         29         655      2,448       2,742       1,717     2,272
 Interest and fees................................       11,690     13,393      19,395     18,890      19,840      17,683    14,281
 Interest accretion on interest-only strips.......       30,942     34,361      47,347     35,386      26,069      16,616     2,021
 Other............................................        4,290      2,674       3,059      5,597       5,707       4,250     3,360
                                                      ---------   --------    --------   --------    --------    --------   -------
Total revenues....................................       72,236    220,851     241,406    247,901     183,336     130,646    86,424
Total expenses(a).................................      205,334    214,043     290,426    234,351     170,151     120,284    64,573
                                                      ---------   --------    --------   --------    --------    --------   -------
Operating income (loss) before income taxes.......     (133,098)     6,808     (49,020)    13,550      13,185      10,362    21,851
Income tax expense (benefit)......................      (50,577)     2,655     (19,118)     5,691       5,274       3,938     7,763
                                                      ---------   --------    --------   --------    --------    --------   -------
Income (loss) before cumulative effect of a change
  in accounting principle and dividends on
  preferred stock.................................      (82,521)     4,153     (29,902)     7,859       7,911       6,424    14,088
Cumulative effect of a change in accounting
  principle.......................................           --         --          --         --         174          --        --
                                                      ---------   --------    --------   --------    --------    --------   -------
Income (loss) before dividends on preferred stock.      (82,521)     4,153     (29,902)     7,859       8,085       6,424    14,088
Dividends on preferred stock......................        1,751         --          --         --          --          --        --
                                                      ---------   --------    --------   --------    --------    --------   -------
Net income (loss) attributable to common stock....    $ (84,272)  $  4,153    $(29,902)  $  7,859    $  8,085    $  6,424   $14,088
                                                      =========   ========    ========   ========    ========    ========   =======
Per Common Share Data:
Income (loss) before cumulative effect of a change
  in accounting principle(b):
 Basic earnings (loss) per common share...........    $  (25.26)  $   1.30    $  (9.32)  $   2.44    $   1.89    $   1.41   $  2.87
 Diluted earnings (loss) per common share.........       (25.26)      1.24       (9.32)      2.26        1.85        1.38      2.80
Net income (loss):
 Basic earnings (loss) per common share...........    $  (25.26)  $   1.30    $  (9.32)  $   2.44    $   1.94    $   1.41   $  2.87
 Diluted earnings (loss) per common share.........       (25.26)      1.24       (9.32)      2.26        1.89        1.38      2.80
Cash dividends declared per common share..........           --      0.218       0.291      0.255       0.236       0.227     0.127


_________
(a) Includes securitization assets fair value adjustments of $37.8 million for the nine months ended March 31, 2004, $33.3 million for the nine months ended March 31, 2003, $45.2 million for the fiscal year ended June 30, 2003, $22.1 million for the fiscal year ended June 30, 2002 and $12.6 million for the fiscal year ended June 30, 2000.
(b) Amounts for the nine months ended March 31, 2004 and 2003 and the years ended June 30, 2003 and prior have been retroactively adjusted to reflect the effect of a 10% stock dividend declared May 13, 2004 as if the additional shares had been outstanding for each period presented. Amounts for the years ended June 30, 2002 and prior have been retroactively adjusted to reflect the effect of a 10% stock dividend declared August 21, 2002 as if the additional shares had been outstanding for each period presented. Amounts for the years ended June 30, 2001 and prior have been retroactively adjusted to reflect the effect of a 10% stock dividend declared October 1, 2001.


                                                                                                   JUNE 30,
                                                              MARCH 31,    --------------------------------------------------------
                                                                 2004         2003        2002        2001        2000       1999
                                                              ---------    ----------   --------    --------    --------   --------
                                                                                      (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents .................................    $ 31,375    $   47,475   $108,599    $ 91,092    $ 69,751   $ 22,395
Loan and lease receivables, net:
 Available for sale .......................................     121,518       271,402     57,677      94,970      50,696     41,171
 Interest and fees ........................................      20,655        15,179     12,292      16,549      13,002      6,863
 Other ....................................................      36,362        23,761      9,028       2,428          --         --
Interest-only strips ......................................     496,709       598,278    512,611     398,519     277,872    178,218
Servicing rights ..........................................      82,823       119,291    125,288     102,437      74,919     43,210
Receivable for sold loans and leases ......................          --        26,734         --          --      46,333     58,691
Total assets ..............................................     898,219     1,159,351    876,375     766,487     594,282    396,301
Subordinated debentures ...................................     585,797       719,540    655,720     537,950     390,676    211,652
Senior collateralized subordinated notes ..................      55,420            --         --          --          --         --
Total liabilities .........................................     888,055     1,117,282    806,997     699,625     532,167    338,055
Stockholders' equity ......................................      10,164        42,069     69,378      66,862      62,115     58,246



                                           NINE MONTHS ENDED
                                               MARCH 31,                                  YEAR ENDED JUNE 30,
                                        -----------------------    ----------------------------------------------------------------
                                           2004         2003          2003         2002          2001          2000         1999
                                        ----------   ----------    ----------   ----------    ----------    ----------   ----------
                                                                          (DOLLARS IN THOUSANDS)
OTHER DATA:
Total loan and lease portfolio......    $2,349,417   $3,477,805    $3,651,074   $3,066,189    $2,589,395    $1,918,540   $1,176,918
Originations(a):
 Business purpose loans.............            --       93,169       122,790      133,352       120,537       106,187       64,818
 Home equity loans..................       468,585    1,084,170     1,543,730    1,246,505     1,096,440       949,014      634,820
Average loan size of loans
  originated(a):
 Business purpose loans.............            --           89            92           97            91            89           80
 Home equity loans..................           100           93            91           89            82            70           74
Weighted average interest rate of
  loans originated(a):
 Business purpose loans.............            --%       15.81%        15.76%       15.75%        15.99%        15.99%       15.91%
 Home equity loans..................          8.36        10.26          9.99        10.91         11.46         11.28        11.05
 Combined...........................          8.36        10.70         10.42        11.38         11.91         11.64        11.17
Loans and leases sold:
 Securitizations....................    $  141,407   $1,176,943    $1,423,764   $1,351,135    $1,102,066    $1,001,702   $  777,598
 Whole loan sales...................       481,807        2,239        28,013       57,679        76,333       102,670      105,751

---------------
(a) Conventional first mortgages and leases originated in fiscal 2000 and prior have been excluded because we no longer originate these types of loans and leases.


                                                                           NINE MONTHS
                                                                              ENDED
                                                                            MARCH 31,                 YEAR ENDED JUNE 30,
                                                                          -------------    ----------------------------------------
FINANCIAL RATIOS:                                                         2004     2003     2003     2002     2001    2000     1999
                                                                          -----   -----    ------   -----    -----    -----   -----
Return on average assets..............................................       (d)   0.60%    (3.07)%  0.94%    1.22%    1.31%   4.56%
Return on average equity..............................................       (d)   7.47    (44.20)  11.75    12.22    10.29   28.10
Total delinquencies as a percentage of total portfolio at end of
  period(a)...........................................................    11.15%   6.33      6.27    5.57     4.13     2.91    3.19
Real estate owned as a percentage of total portfolio at end of period.     1.11    1.01      0.77    1.11     1.10     0.68    0.85
Loan and lease losses as a percentage of the average total portfolio
  during the period(b)................................................     1.43    0.92      0.90    0.60     0.53     0.31    0.12
Pre-tax income (loss) as a percentage of total revenues...............      (d)    3.08    (20.00)   5.47     7.19     7.93   25.28
Ratio of earnings to fixed charges(c).................................    (1.46)x 1.13x     0.31x   1.19x    1.23x    1.26x   1.92x

---------------
(a) Includes loans delinquent 31 days or more and excludes REO and previously delinquent loans subject to deferment and forbearance agreements if the borrower with this arrangement is current on principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement).

(b)  Percentage based on annualized losses and average total portfolio.

(c) Earnings (loss) before income taxes and fixed charges were insufficient to cover fixed charges by $134.8 million for the nine months ended March 31, 2004 and $49.0 million for the year ended June 30, 2003.

(d)  Not meaningful for the nine months ended March 31, 2004.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   The following financial review and analysis of the financial condition and results of operations for the nine months ended March 31, 2004 and 2003 and fiscal years ended June 30, 2003, 2002 and 2001 should be read in conjunction with the consolidated financial statements and the accompanying notes to the consolidated financial statements, and other detailed information appearing in this document. See "-- Overview."

OVERVIEW

   GENERAL. We are a financial services organization operating mainly in the eastern and central portions of the United States. Recent expansion has positioned us to increase our operations in the western portion of the United States, especially California. See "-- Business Strategy Adjustments" for details of our acquisition of a broker operation located in California. Through our principal direct and indirect subsidiaries, we originate, sell and service home equity loans. We also process and purchase home equity loans through our Bank Alliance Services program. Additionally, we service business purpose loans, which we had originated and sold in prior periods. Certain business purpose loans originated by us in prior periods are held for sale. To the extent we obtain a credit facility to fund business purpose loans, we may originate and sell business purpose loans in future periods.

   Our loans primarily consist of fixed interest rate loans secured by first or second mortgages on one-to-four family residences. However, our business strategy adjustments include increasing loan originations by offering adjustable rate loans. Our customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. We originate loans through a combination of channels including a national processing center located at our centralized operating office in Philadelphia, Pennsylvania, and a small office in Roseland, New Jersey. We also recently acquired broker operations in West Hills, California and Austin, Texas, and opened new broker offices in Edgewater, Maryland and Irvine, California. Our centralized operating office was located in Bala Cynwyd, Pennsylvania prior to July 7, 2003. Prior to June 30, 2003 we also originated home equity loans through several direct retail branch offices. Effective June 30, 2003, we no longer originate loans through direct retail branch offices. Our loan servicing and collection activities are performed at our Bala Cynwyd, Pennsylvania office, but we expect to relocate these activities to our Philadelphia office by the end of fiscal 2004. In addition, we offer subordinated debentures to the public, the proceeds of which are used for repayment of existing debt, loan originations, our operations (including repurchases of delinquent assets from securitization trusts and funding our loan overcollateralization requirements under our credit facilities), investments in systems and technology and for general corporate purposes.

   Our loan origination volumes, and accordingly our financial results, are affected by the economic environment, including interest rates, consumer spending and debt levels, real estate values and employment rates. Additionally, our loan originations are affected by competitive conditions and regulatory influences.

   Our principal revenues are derived from gains on the sale of loans in either securitizations or whole loan sales, interest accretion on our interest-only strips, interest income earned on loans while they are carried on our balance sheet and income from servicing loans.

   Our principal expenses include interest expense incurred on our subordinated debentures and senior collateralized subordinated notes, interest expense incurred to fund loans while they are carried on our balance sheet, the provision for losses recognized on loans carried on our balance sheet and loans repurchased from securitization trusts, employee related costs, marketing costs, costs to service and collect loans and other administrative expenses.

   Our critical success factors include our ability to originate loans, our ability to sell loans into securitizations or on a whole loan basis, our ability to maintain credit and warehouse facilities to fund loan originations, and our ability to raise capital through the sale of subordinated debentures.

   EXCHANGE OFFERS. On December 1, 2003, we mailed the first exchange offer to holders of our subordinated debentures issued prior to April 1, 2003. Holders of such subordinated debentures had the ability to exchange their debentures for (i) equal amounts of senior collateralized subordinated notes and shares of

Series A preferred stock; and/or (ii) dollar-for-dollar for shares of Series A preferred stock. Senior collateralized subordinated notes with maturities of 12 months were issued in exchange for subordinated debentures tendered with maturities of less than 12 months, while subordinated debentures with maturities greater than 36 months were exchanged for senior collateralized subordinated notes with the same maturity or a maturity of 36 months. All other senior collateralized subordinated notes issued in the first exchange offer have maturities equal to the subordinated debentures tendered. Pursuant to the terms of the first exchange offer, we exchanged $117.2 million of subordinated debentures for 61.8 million shares of Series A preferred stock and $55.4 million of senior collateralized subordinated notes.

   On May 14, 2004, we mailed the second exchange offer to holders of our subordinated debentures issued prior to November 1, 2003. Holders of such subordinated debentures will have the ability to exchange up to $120.0 million in aggregate principal amount of their debentures for (i) equal amounts of senior collateralized subordinated notes and shares of Series A preferred stock; and/or (ii) dollar-for-dollar for shares of Series A preferred stock. For senior collateralized subordinated notes issued in exchange for subordinated debentures with maturities of 36 months or less, maturity dates will be the remaining maturity date of the subordinated debenture tendered, while subordinated debentures with maturities greater than 36 months will be exchanged for senior collateralized subordinated notes with the same maturity or a 36-month term, at the option of the holders.

   Senior collateralized subordinated notes issued and to be issued in the exchange offers, have interest rates equal to 10 basis points above the subordinated debentures tendered. The senior collateralized subordinated notes issued and to be issued in the exchange offers are secured by a security interest in certain cash flows originating from interest-only strips of certain of our subsidiaries held by ABFS Warehouse Trust 2003-1 with an aggregate value of at least an amount equal to 150% of the principal balance of senior collateralized subordinated notes outstanding plus priority lien obligations secured by the interest-only strips and/or the cash flows from the interest-only strips; provided that, such collateral coverage may not fall below 100% of the principal balance of the senior collateralized subordinated notes outstanding and priority lien obligations secured by the collateral, as determined by us on any quarterly balance sheet date. In the event of liquidation, to the extent the collateral securing the senior collateralized subordinated notes outstanding is not sufficient to repay these notes, the deficiency portion of the senior collateralized subordinated notes outstanding will rank junior in right of payment behind our senior indebtedness and all of our other existing and future senior debt and behind the existing and future debt of our subsidiaries and equally in right of payment with subordinated debentures issued by us and other unsecured debt.

   The value of the cash flows from interest-only strips held in the trust securing the senior collateralized subordinated notes, as determined by us as of March 31, 2004, the date of our last valuation, exceeds the amount that would be required to fully collateralize at 150% the senior collateralized subordinated notes that would be outstanding upon completion of the second exchange offer. In the event of liquidation, all of the senior collateralized subordinated notes outstanding would rank equally in right of payment to the extent of our interest in the cash flows from the interest-only strips held in the trust securing the senior collateralized subordinated notes. At March 31, 2004, our interest in the cash flows from the interest-only strips held in the trust collateralizing the senior collateralized subordinated notes totaled $438.5 million. Assuming the issuance of $60.0 million of senior collateralized subordinated notes in the second exchange offer, there would be $115.4 million of senior collateralized subordinated notes outstanding upon the completion of the second exchange offer. See "Description of the Subordinated Debentures Offered and the Indenture" for a description of the effects of the exchange offers on subordinated debentures purchased in this offering.

   CURRENT FINANCIAL POSITION AND FUTURE LIQUIDITY ISSUES. On March 31, 2004, we had cash of approximately $31.4 million (including unrestricted cash of $16.2 million) and up to $364.4 million available under our new credit facilities described below. We can only use advances under these new credit facilities to fund loan originations and not for any other purposes. The combination of our current cash position and expected sources of operating cash over the fourth quarter of fiscal 2004 may not be sufficient to cover our operating cash requirements.

   For the next six to twelve months, we intend to augment our sources of operating cash with proceeds from the issuance of subordinated debentures. In addition to repaying maturing subordinated debentures, proceeds from the issuance of subordinated debentures will be used to fund overcollateralization requirements in connection with our loan originations and fund our operating losses. Under the terms of our credit facilities, our credit facilities will advance us 75% to 97% of the value of loans we originate. As a result of this limitation, we must fund the difference between the loan value and the advances, which we refer to as the overcollateralization requirement, from our operating cash. We can provide no assurances that we will be able to continue issuing subordinated debentures. In the event that we are unable to offer additional subordinated debentures for any reason, we have developed a contingent financial restructuring plan. See "-- Business Strategy Adjustments" for a discussion of this plan.

   Several events and issues have negatively impacted our short-term liquidity and contributed to our losses for fiscal 2003 and the first nine months of fiscal 2004, including our inability to complete our typical publicly underwritten securitization during the fourth quarter of fiscal 2003 and the first and third quarters of fiscal 2004 and our inability to draw down upon and the expiration of several credit facilities. In addition, our temporary discontinuation of sales of new subordinated debentures for approximately a six-week period during the first quarter of fiscal 2004 further impaired our liquidity.

   We incurred operating losses of $29.9 million and $82.5 million for the fiscal year ended June 30, 2003 and the first nine months of fiscal 2004, respectively. In addition, depending on our ability to recognize gains on our future securitizations, we anticipate incurring operating losses at least through the first quarter of fiscal 2005.

   For the third quarter of fiscal 2004, we recorded a net loss before dividends on preferred stock of $31.4 million. The loss primarily resulted from liquidity issues we have experienced since the fourth quarter of fiscal 2003, which substantially reduced our loan origination volume and our ability to generate revenues, our inability to complete a securitization during the third quarter, and a net $15.1 million pre-tax valuation adjustment on our securitization assets which was charged to the income statement. Additionally, operating expense levels that would support greater loan origination volume also contributed to the loss for the third quarter of fiscal 2004.

   During the nine months ended March 31, 2004, we recorded gross pre-tax valuation adjustments on our securitization assets primarily related to prepayment experience of $63.0 million, of which $43.1 million was charged to the income statement and $19.9 million was charged to other comprehensive income. The valuation adjustment on interest-only strips for the nine months ended March 31, 2004 was offset by an $8.4 million favorable impact of reducing the discount rate applied to value the residual cash flows from interest-only strips on December 31, 2003. Of this amount, $5.3 million offset the portion of the adjustment expensed through the income statement and $3.1 million offset the portion of the adjustment charged to other comprehensive income.

   As a result of these liquidity issues, since June 30, 2003, our loan origination volume was substantially reduced. From July 1, 2003 through March 31, 2004, we originated $468.6 million of loans which represents a significant reduction as compared to originations of $1.18 billion of loans for the same period in fiscal 2003. As a result of our inability to originate loans at previous levels, the relationships our subsidiaries have or were developing with their brokers were adversely impacted and we also lost a significant number of our loan origination employees. We anticipate that depending upon the size of our future quarterly securitizations, and the revenue derived from a securitization and whole loan sales in the quarter, we will need to substantially increase our loan originations per quarter to return to profitable operations. Our short-term plan to achieve the level of loan originations necessary to attain profitable operations includes replacing the loan origination employees we lost since June 30, 2003 and building an expanded broker initiative described under "-- Business Strategy." Beyond the short-term, we expect to substantially increase originations through the application of the business strategy adjustments discussed below. Our ability to achieve the level of loan originations necessary to attain profitable operations could be hampered by our failure to implement our short-term plans and funding limitations expected during the start up of our new credit facilities. For a detailed discussion of our losses, capital resources and commitments, see "-- Liquidity and Capital Resources."

   At March 31, 2004, we had total indebtedness of approximately $727.9 million, comprised of amounts outstanding under our credit facilities, senior collateralized subordinated notes issued in the first exchange offer, capitalized leases and subordinated debentures. The following table compares our secured and senior debt obligations and unsecured subordinated debenture obligations at March 31, 2004 to assets which are available to repay those obligations (in thousands):

                                                                                      SECURED AND     UNSECURED
                                                                                      SENIOR DEBT   SUBORDINATED       TOTAL
                                                                                      OBLIGATIONS    DEBENTURES     DEBT/ASSETS
                                                                                      -----------   ------------    -----------
    Outstanding debt obligations(a)(f)............................................     $142,064(b)    $585,797       $727,861
                                                                                       ========       ========       ========
    Assets available to repay debt:
      Cash........................................................................     $      -       $ 16,178       $ 16,178(c)
      Loans.......................................................................       90,887(d)      30,631        121,518
      Interest-only strips(f)(g)..................................................      167,409(a)(b)  329,300        496,709(e)
      Servicing rights............................................................            -         82,823         82,823(e)
                                                                                       --------       --------       --------
      Total assets available......................................................     $258,296       $458,932       $717,228
                                                                                       ========       ========       ========

---------------
(a) Includes the impact of the exchange of $117.2 million of subordinated debentures (unsecured subordinated debentures) for $55.4 million of senior collateralized subordinated notes (secured and senior debt obligations) and 61.8 million shares of Series A preferred stock in the December 31, 2003 and February 6, 2004 closings of the first exchange offer. At March 31, 2004, our interest in the cash flows from the interest-only strips held in the trust, which secure the senior collateralized subordinated notes, totaled $438.5 million, of which approximately $83.1 million represents 150% of the principal balance of the senior collateralized subordinated notes outstanding at March 31, 2004. For presentation purposes, $83.1 million is included in the column entitled "secured and senior debt obligations" in the table above.

(b) Security interests under the terms of the $250.0 million credit facility are included in this table. This $250.0 million credit facility is secured by loans when funded under this facility. In addition, interest-only strips secure, as a first priority, obligations in an amount not to exceed 10% of the outstanding principal balance under this facility and the obligations due under the fee letter related to this facility. Assuming the entire $250.0 million available under this credit facility were utilized, the maximum amount secured by the interest-only strips would be approximately $56.2 million. This amount is included as an allocation of our interest-only strips to the secured and senior debt obligations column.

(c) The amount of cash reflected in this table excludes restricted cash balances of $15.2 million at March 31, 2004.

(d) Reflects the amount of loans specifically pledged as collateral against our advances under our credit facilities.

(e) Reflects the fair value of our interest-only strips and servicing rights at March 31, 2004.

(f) The effects on this table of every $1,000,000 of existing subordinated debentures that is exchanged in the second exchange offer for a combination of $500,000 of senior collateralized subordinated notes and 500,000 shares of Series A preferred stock would be as follows for "Outstanding debt obligations": the column entitled "unsecured subordinated debentures" would decrease by $1,000,000; the column entitled "secured and senior debt obligations" would increase by $500,000. The effect for "Interest-only strips" would be as follows: the column entitled "unsecured subordinated debentures" would decrease by $750,000; the column entitled "secured and senior debt obligations" would increase by $750,000.

(g) The grant of a lien on the collateral to secure the senior collateralized subordinated notes issued upon the completion of the first exchange offer and the senior collateralized subordinated notes to be issued in the second exchange offer is not a direct lien on any interest-only strips, but is, rather, a lien on the right of certain of our subsidiaries to receive certain cash flows from ABFS Warehouse Trust 2003-1 which is a special purpose entity which holds the majority of, but not all of, the interest-only strips directly or indirectly held by us. The interest-only strips in this trust also secure, as a first priority, obligations in an amount not to exceed 10% of the outstanding principal balance under our $250.0 million credit facility and the obligations due under the fee letter related to this facility. Assuming the entire $250.0 million available under this credit facility were utilized, the maximum amount secured by the interest-only strips would be approximately $56.2 million.

   REMEDIAL STEPS TAKEN TO ADDRESS LIQUIDITY ISSUES. Since June 30, 2003, we undertook specific remedial actions to address short-term liquidity concerns including selling loans on a whole loan basis, securing new credit and warehouse facilities, refinancing an off-balance sheet mortgage conduit facility, effecting the exchange offers with respect to our subordinated debentures and suspending the payment of quarterly cash dividends on our common stock.

   We entered into an agreement on June 30, 2003 with an investment bank to sell up to $700.0 million of mortgage loans, entered into a forward sale agreement in March 2004 for $300.0 million of mortgage loans and solicited bids and commitments from other participants in the whole loan sale market. In total, from June 30, 2003 through March 31, 2004, we sold approximately $729.8 million (which includes $222.3 million of loans sold by the expired mortgage conduit facility described under "-- Liquidity and Capital Resources -- Credit Facilities") of loans through whole loan sales.

   On September 22, 2003, we entered into definitive agreements with a financial institution for a new $200.0 million credit facility for the purpose of funding our loan originations. On October 14, 2003, we entered into definitive agreements with a warehouse lender for a revolving mortgage loan warehouse credit facility of up to $250.0 million to fund loan originations. See "-- Liquidity and Capital Resources -- Credit Facilities" for information regarding the terms of these facilities and "Risk Factors -- If we are unable to obtain additional financing, we may not be able to restructure our business to permit profitable operations or repay the subordinated debentures when due."

   Although we obtained two new credit facilities totaling $450.0 million, the proceeds of these credit facilities may only be used to fund loan originations and may not be used for any other purpose. Consequently, we will have to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debentures.

   On October 16, 2003, we refinanced through a mortgage warehouse conduit facility $40.0 million of loans that were previously held in an off-balance sheet mortgage conduit facility which expired pursuant to its terms in July 2003. We also refinanced an additional $133.5 million of mortgage loans in the new conduit facility which were previously held in other warehouse facilities, including the amended $50.0 million warehouse facility which expired on October 17, 2003. The more favorable advance rate under this conduit facility as compared to the expired facilities, which previously held these loans, along with loans fully funded with our cash, resulted in our receipt of $17.0 million in cash. On October 31, 2003, we completed a privately-placed securitization of the $173.5 million of loans, with servicing released, that had been transferred to this conduit facility. Under the terms of this conduit facility, it terminated upon the disposition of the loans held by it. See "-- Liquidity and Capital Resources" for additional information regarding this conduit facility.

   On December 1, 2003, we mailed the first exchange offer to holders of our subordinated debentures issued prior to April 1, 2003. On May 14, 2004, we mailed the second exchange offer to holders of our subordinated debentures issued prior to November 1, 2003. See "-- Exchange Offers" for additional information about the exchange offers.

   On January 22, 2004, we executed an agreement to sell our interests in the remaining lease portfolio. The terms of the agreement included a cash sale price of approximately $4.8 million in exchange for our lease portfolio balance as of December 31, 2003. Additionally, we continued to service the portfolio until the February 20, 2004 servicing transfer date under the agreement. We received cash from this sale in January 2004.

   To the extent that we fail to maintain our credit facilities or obtain alternative financing on acceptable terms and increase our loan originations, we may have to sell loans earlier than intended and further restructure our operations. While we currently believe that we will be able to restructure our operations, if necessary, we cannot assure you that such restructuring will enable us to attain profitable operations or repay the subordinated debentures when due. If we fail to successfully implement our adjusted business strategy, we will be required to consider other alternatives, including raising additional equity, seeking to convert an additional portion of our subordinated debentures to equity, seeking protection under federal bankruptcy laws, seeking a strategic investor, or exploring a sale of the company or some or all of its assets. See "Risk Factors -- We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our ability to operate profitably and restrict our ability to repay the subordinated debentures" and "-- If we are unable to obtain additional financing, we may not be able to restructure our business to permit profitable operations or repay the subordinated debentures when due."

   BUSINESS STRATEGY ADJUSTMENTS. Our adjusted business strategy focuses on shifting from gain-on-sale accounting and the use of securitization transactions as our primary method of selling loans to a more diversified strategy which utilizes a combination of whole loan sales and securitizations, while protecting revenues, controlling costs and improving liquidity. This shift will be more pronounced as our loan origination levels increase. Short-term, we have replaced certain of the loan origination employees we lost since June 30, 2003 and developed our expanded broker initiative in order to increase loan originations. On December 24, 2003, we hired an experienced industry professional who manages the wholesale business and acquired a broker operation that operates primarily on the west coast of the United States. The operation acquired had 35 employees, currently 66 employees, located in California and is expected to contribute to our loan origination volume from our broker channel, especially in the state of California. Assets acquired in this transaction, mostly fixed assets, were not material. The purchase price was comprised of issuing a $475 thousand convertible non-negotiable promissory note to the sellers and assuming $107 thousand of liabilities. In addition, in February 2004, we hired a second experienced industry professional to start up a broker operation on the west coast. This west coast operation currently has 28 employees. In March 2004, we opened a mortgage broker office in Maryland and hired three experienced senior managers and a loan origination staff of
40. Our Maryland broker office now has a staff of 51. In June 2004, we acquired a broker operation with 35 employees located in Texas. Assets acquired in this transaction were fixed assets and the transaction was not material. The purchase price was comprised of a $650 thousand convertible non-negotiable promissory note and $150 thousand in cash. In addition, we hired 27 mortgage broker account executives to expand our broker presence in the eastern, southern and mid-western areas of the U.S. Beyond the short-term, we expect to increase loan originations through the application of adjustments to our business strategy. See "-- Business Strategy" for information regarding adjustments to our business strategy.

   If we fail to generate sufficient liquidity through the sales of our loans, the sale of our subordinated debentures, the maintenance of new credit facilities or a combination of the foregoing, we will have to restrict loan originations and make additional changes to our business strategy, including restricting or restructuring our operations which could reduce our profitability or result in losses and impair our ability to repay the subordinated debentures. In addition, we have historically experienced negative cash flow from operations. To the extent we fail to successfully implement our adjusted business strategy, which requires access to capital to originate loans and our ability to profitably sell these loans, we would continue to experience negative cash flows from operations, which would impair our ability to repay our subordinated debentures and may require us to restructure our operations. See "Risk Factors -- If we are unable to successfully implement our adjusted business strategy which focuses on whole loan sales, we may be unable to attain profitable operations which could impair our ability to repay the subordinated debentures."

   In addition to the adjustments to our business strategy described above, in the event we are unable to offer additional subordinated debentures for any reason, we have developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on our current cash flow projections, we anticipate being able to make all scheduled subordinated debenture maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that we would take, in addition to those indicated in our adjusted business strategy, to reduce our operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, obtaining working capital funding and scaling back less profitable businesses. No assurance can be given that we will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay the subordinated debentures when due.

   CREDIT FACILITIES, SERVICING AGREEMENTS AND WAIVERS RELATED TO FINANCIAL COVENANTS. As a result of the losses experienced in fiscal 2003 and the first nine months of fiscal 2004, we failed to comply with the terms of certain of the financial covenants in our credit facilities. We requested and obtained waivers from our lenders, as necessary, for our non-compliance with financial covenants as of June 30, 2003, September 30, 2003, October 31, 2003, November 30, 2003, December 31, 2003 and March 31, 2004. See "-- Liquidity and Capital Resources -- Credit Facilities" and "-- Liquidity and Capital Resources -- Waivers and Amendments of Financial Covenants" for additional information regarding the waivers or amendments obtained.

   In addition, as a result of our non-compliance at September 30, 2003 with the net worth covenant in several of our servicing agreements, we requested and obtained waivers of the non-compliance from the two bond insurers. In connection with the granting of these waivers, these two bond insurers required amendments to their associated servicing agreements providing for term-to-term servicing, which the associated bond insurer may fail to renew in its sole discretion. Two other bond insurers also required us to amend the servicing agreements with respect to which each serves as a bond insurer to provide, in the case of one bond insurer, for term-to-term servicing and a designated back-up servicer, and in the case of the other bond insurer, for a designated back-up servicer.

   As a result of these amendments to our servicing agreements, all of our servicing agreements associated with the bond insurers now provide for term-to-term servicing with provisions for reappointment that vary among the agreements. See "-- Liquidity and Capital Resources."

   See "Risk Factors -- Our servicing rights may be terminated if we fail to satisfactorily perform our servicing obligations, or fail to meet minimum net worth requirements or financial covenants which could hinder our ability to operate profitably and impair our ability to repay the subordinated debentures."

   Because we anticipate incurring losses through at least the first quarter of fiscal 2005, we anticipate that we will need to obtain additional waivers from our lenders and bond insurers as a result of our non-compliance with financial covenants. We cannot assure you as to whether or in what form we will obtain these waivers. To the extent we are unable to obtain waivers from our lenders, we may be unable to pay dividends on the Series A preferred stock. See "-- Liquidity and Capital Resources" and "Risk Factors -- Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility and limit our ability to operate profitably, and our ability to repay the subordinated debentures may be impaired."

   DELINQUENCIES; FORBEARANCE AND DEFERMENT ARRANGEMENTS. We experienced an increase in the total delinquencies in our total managed portfolio to $243.9 million at March 31, 2004 from $229.1 million at June 30, 2003 and $170.8 million at June 30, 2002. The managed portfolio includes loans held as available for sale on our balance sheet and loans serviced for others. Total delinquencies (loans and leases, excluding real estate owned, with payments past due for more than 30 days) as a percentage of the total managed portfolio were 11.12% at March 31, 2004 compared to 6.27% at June 30, 2003 and 5.57% at June 30, 2002.

   As the managed portfolio continues to season and if our economy continues to lag, the delinquency rate may continue to increase, which could negatively impact our ability to sell or securitize loans and reduce our profitability and the funds available to repay our subordinated debentures. Continuing low market interest rates could continue to encourage borrowers to refinance their loans and increase the levels of loan prepayments we experience which would negatively impact our delinquency rate.

   Delinquencies in our total managed portfolio do not include $229.4 million of previously delinquent loans at March 31, 2004, which are subject to deferment and forbearance arrangements. Generally, a loan remains current after we enter into a deferment or forbearance arrangement with the borrower only if the borrower makes the principal and interest payments as required under the terms of the original note (exclusive of the delinquent payments advanced or fees paid by us on borrower's behalf as part of the deferment or forbearance arrangement) and we do not reflect it as a delinquent loan in our delinquency statistics. However, if the borrower fails to make principal and interest payments, we will generally declare

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the account in default, reflect it as a delinquent loan in our delinquency statistics and resume collection actions.

   During the final six months of fiscal 2003 and the first six months of fiscal 2004, we experienced a pronounced increase in the number of borrowers under deferment arrangements than in prior periods. There was approximately $197.7 million and $229.4 million of cumulative unpaid principal balance of loans under deferment and forbearance arrangements at June 30, 2003 and March 31, 2004, respectively, as compared to approximately $138.7 million of cumulative unpaid principal balance at June 30, 2002. Total cumulative unpaid principal balances under deferment or forbearance arrangements as a percentage of the total managed portfolio were 5.41% at June 30, 2003 and 10.46% at March 31, 2004 compared to 4.52% at June 30, 2002. Additionally, there are loans under deferment and forbearance arrangements which have returned to delinquent status. At March 31, 2004, there was $49.6 million of cumulative unpaid principal balance under deferment arrangements and $55.1 million of cumulative unpaid principal balance under forbearance arrangements that are now reported as delinquent 31 days or more. See "-- Total Portfolio Quality -- Deferment and Forbearance Arrangements" and "Risk Factors -- Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility and limit our ability to operate profitably, and our ability to repay the subordinated debentures may be impaired."

   SECURITIES CLASS ACTIONS AND DERIVATIVE ACTION LAWSUITS. On January 21, 2004, January 28, 2004, February 12, 2004 and February 18, 2004, four purported class action lawsuits were filed against us and our director and Chief Executive Officer, Anthony Santilli, and our Chief Financial Officer, Albert Mandia, in the United States District Court for the Eastern District of Pennsylvania. The first two suits and the fourth suit also name former director, Richard Kaufman, as a defendant. The complaints are captioned:
Weisinger v. American Business Financial Services, Inc. et al, Civil Action No. 04-265; Ruane v. American Business Financial Services, Inc. et al, Civil Action No. 04-400, Operative Plasterers' and Cement Masons' International Employees' Trust Fund v. American Business Financial Services, Inc. et al, Civil Action No. 04-617, and Vieni v. American Business Financial Services, Inc. et al, Civil Action No. 04-687. The lawsuits were brought by purchasers of our common stock who were seeking to represent a class of all purchasers of our common stock for a proposed class period January 27, 2000 through June 25, 2003 with respect to the first two suits and fourth suit filed. A proposed class period for the third suit is January 27, 2000 through June 12, 2003. As of May 3, 2004, no motions for class certification have been filed.

   The first two and fourth lawsuits allege that, among other things, we and the named directors and officers violated Sections 10(b) and 20(a) of the Exchange Act. These three lawsuits allege that, among other things, during the applicable class period, our forbearance and foreclosure practices enabled us to, among other things, allegedly inflate our financial results. These three lawsuits appear to relate to the same subject matter as the Form 8-K we filed on June 13, 2003 disclosing a subpoena from the Civil Division of the U.S. Attorney's Office into our forbearance and foreclosure practices. The U.S. Attorney's inquiry was subsequently concluded in December 2003. See "Business -- Legal Proceedings." These three lawsuits seek unspecified compensatory damages, costs and expenses related to bringing the action, and other unspecified relief.

   The third lawsuit alleges that the defendants issued false and misleading financial statements in violation of GAAP, the Exchange Act and SEC rules by entering into forbearance agreements with borrowers, understating default and foreclosure rates and failing to properly adjust prepayment assumptions to hide the impact on net income. This lawsuit seeks unspecified damages, interest, costs and expenses of the litigation, and injunctive or other relief.

   As of May 3, 2004, the four cases were consolidated. Lead plaintiffs and counsel were appointed on June 3, 2004.

   On March 15, 2004, a shareholder derivative action was filed against us, as a nominal defendant, and our director and Chief Executive Officer, Anthony Santilli, our Chief Financial Officer, Albert Mandia, our directors, Messrs. Becker, DeLuca and Sussman, and our former director Mr. Kaufman, as defendants, in the United States District Court for the Eastern District of Pennsylvania. The complaint is captioned: Osterbauer v. Santilli et al, Civil Action No. 04-1105. The lawsuit was brought nominally on behalf of the Company, as a shareholder derivative action, alleging that the named directors and officers breached their fiduciary duties

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to the Company, engaged in the abuse of control, gross mismanagement and other violations of law during the period from January 27, 2000 through June 25, 2003. The lawsuit seeks unspecified compensatory damages, equitable or injunctive relief and costs and expenses related to bringing the action, and other unspecified relief. The parties have agreed to stay this case pending disposition of any motion to dismiss the anticipated consolidated amended complaint filed in the putative securities class actions.

   Procedurally, these lawsuits are in a very preliminary stage. We believe that we have several defenses to the claims raised by these lawsuits and intend to vigorously defend the lawsuits. Due to the inherent uncertainties in litigation and because the ultimate resolution of these proceedings is influenced by factors outside of our control, we are currently unable to predict the ultimate outcome of this litigation or its impact on our financial position or results of operations. See "Risk Factors -- We are subject to purported securities class action and derivative lawsuits, the impact of which on our financial position is uncertain. The inherent uncertainty related to litigation of this type and the preliminary stage of these suits makes it difficult to predict the ultimate outcome or potential liability that we may incur as a result of these matters."

   LISTING ON THE NASDAQ STOCK MARKET. On April 1, 2004, we received a notice from the NASDAQ Stock Market that we were not in compliance with the requirement for continued listing of our common stock on the NASDAQ National Market System on the basis that we have not met the requirement that the minimum market value of our publicly held shares equal at least $5.0 million. Our non-compliance with this requirement is the result of recent declines in the price of our common stock, which we believe is partially the result of an extremely large short position in our stock and manipulation aimed at depressing the bid price utilized to calculate this requirement. Under NASDAQ rules, we have 90 days, or until June 28, 2004, to become compliant with this requirement for a period of 10 consecutive trading days. On June 15, 2004, we advised the NASDAQ Stock Market that we had been in compliance with this requirement for 10 consecutive trading days. We believe we are currently in compliance with the NASDAQ Stock Market continued listing requirements. The continued listing of our common stock on the NASDAQ Stock Market is subject to risks and uncertainties. See "Risk Factors" for a discussion of these risks and the consequences of our inability to maintain the listing.

BUSINESS STRATEGY

   Our adjusted business strategy focuses on a shift from gain-on-sale accounting and the use of securitization transactions as our primary method of selling loans to a more diversified strategy which utilizes a combination of whole loan sales and securitizations, while protecting revenues, controlling costs and improving liquidity. In addition, over the next three to six months, we intend to continue replacing the loan origination employees we lost during the first six months of fiscal 2004 and build on our expanded broker initiative in order to increase loan originations.

   Our broker initiative involves significantly increasing the use of loan brokers to increase loan volume and retaining additional resources in the form of senior officers to manage the broker program. We have made progress in this initiative. In December 2003, we hired an experienced industry professional who manages our wholesale business and acquired a broker operation with 35 employees located in California. The California broker operation currently has 66 employees. In February 2004, we hired a second experienced industry professional to start up a broker operation on the west coast. The west coast operation currently has 28 employees. In March 2004, we opened a mortgage broker office in Maryland and hired three experienced senior managers and a loan origination staff of 40. Our Maryland broker office now has a staff of 51. In June 2004, we acquired a broker operation with 35 employees located in Texas. In addition, we hired 27 mortgage broker account executives to expand our broker presence in the eastern, southern and mid-western areas of the U.S.


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   Our business strategy includes the following:

     o Selling substantially all of the loans we originate on at least a quarterly basis through a combination of securitizations and whole loan sales. Whole loan sales may be completed on a more frequent basis.

     o Shifting from a predominantly publicly underwritten securitization strategy and gain-on-sale business model to a strategy focused on a combination of whole loan sales and smaller securitization transactions. Quarterly loan securitization levels will be reduced from previous levels. We expect to execute our securitizations, if any, as private placements to institutional investors or publicly underwritten securitizations, subject to market conditions. Historically, the market for whole loan sales has provided reliable liquidity for numerous originators as an alternative to securitization. Whole loan sales provide immediate cash premiums to us, while securitizations generate cash over time but generally result in higher gains at the time of sale. We intend to rely less on gain-on-sale accounting and loan servicing activities for our revenue and earnings and will rely more on cash premiums earned on whole loan sales. This strategy is expected to result in relatively lower earnings levels at current loan origination volumes, but will increase cash flow, accelerate the timeframe for becoming cash flow positive and improve our liquidity position. See "-- Liquidity and Capital Resources" for more detail on cash flow.

     o Broadening our mortgage loan product line and increasing loan originations. Historically we have originated primarily fixed-rate loans. Under our business strategy, we plan to originate adjustable-rate, alt-A and alt-B mortgage loans as well as a wide array of fixed-rate mortgage loans in order to appeal to a broader base of prospective customers and increase loan originations. During the three months ended March 31, 2004, 19.5% of the loans which we originated were adjustable-rate mortgage loans.

     o Offering more competitive interest rates charged to borrowers on new products. By offering more competitive interest rates charged on new products, we expect to originate loans with higher credit quality. In addition, by offering more competitive interest rates we expect to appeal to a wider customer base and substantially reduce our marketing costs, make more efficient use of marketing leads and increase loan origination volume.

     o Reducing origination of the types of loans that are not well received in the whole loan sale and securitization markets. During the first three quarters of fiscal 2004, we did not originate any business purpose loans. We intend to originate business purpose loans to meet demand in the whole loan sale and securitization markets depending on our ability to obtain a credit facility to fund business purpose loans.

     o  Reducing the cost of loan originations. We have implemented plans to:

        o reduce the cost to originate in our Upland Mortgage direct channel by broadening the product line and offering more competitive interest rates in order to increase origination volume, and reducing marketing costs;

        o reduce the cost to originate in our broker channel by: a) increasing volume by broadening the mortgage loan product line, b) consolidating some of the broker channel's operating functions to our centralized operating office in Philadelphia, and c) developing and expanding broker relationships through our broker initiative; and

        o reduce the cost to originate in the Bank Alliance Services program by broadening our product line and increasing the amount of fees we would charge to new participating financial institutions.

     o Reducing the amount of outstanding subordinated debentures. The increase in cash flow expected under our business strategy is expected to accelerate a reduction in our reliance on issuing subordinated debentures to meet our liquidity needs and allow us to begin to pay down existing subordinated debentures.

     o Reducing operating costs. Since June 30, 2003, we reduced our workforce by approximately 225 employees. With our shift in focus to whole loan sales, with servicing released, and offering a

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        broader mortgage product line that we expect will appeal to a wider array of customers, we currently require a smaller employee base with fewer sales, servicing and support positions. These workforce reductions represent more than a 20% decrease in staffing levels. We expect that our workforce will increase over the current level as we replace loan origination employees.

   Our business strategy is dependent on our ability to emphasize lending related activities that provide us with the most economic value. The implementation of this strategy will depend in large part on a variety of factors outside of our control, including, but not limited to, our ability to obtain adequate financing on favorable terms and to profitably securitize or sell our loans on a regular basis. Our failure with respect to any of these factors could impair our ability to successfully implement our strategy, which could adversely affect our results of operations and financial condition. See "Risk Factors -- If we are unable to successfully implement our adjusted business strategy which focuses on whole loan sales, we may be unable to attain profitable operations which could impair our ability to repay the subordinated debentures."

LEGAL AND REGULATORY CONSIDERATIONS

   Local, state and federal legislatures, state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by companies in the subprime lending industry, more commonly referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants, failing to adequately disclose the material terms of loans to the borrowers and abusive servicing and collections practices. As a result of initiatives such as these, we are unable to predict whether state, local or federal authorities will require changes in our lending practices in the future, including reimbursement of fees charged to borrowers, or will impose fines on us. These changes, if required, could impact our profitability. These laws and regulations may limit our ability to securitize loans originated in some states or localities due to rating agency, investor or market restrictions. As a result, we have limited the types of loans we offer in some states and may discontinue originating loans in other states or localities.

   Additionally, the United States Congress is currently considering a number of proposed bills or proposed amendments to existing laws, such as the "Ney -- Lucas Responsible Lending Act of 2003" introduced on February 13, 2003 into the U.S. House of Representatives, which could affect our lending activities and make our business less profitable. These bills and amendments, if adopted as proposed, could reduce our profitability by limiting the fees we are permitted to charge, including prepayment fees, restricting the terms we are permitted to include in our loan agreements and increasing the amount of disclosure we are required to give to potential borrowers. While we cannot predict whether or in what form Congress may enact legislation, we are currently evaluating the potential impact of these legislative initiatives, if adopted, on our lending practices and results of operations.

   In addition to new regulatory initiatives with respect to so-called "predatory lending" practices, current laws or regulations in some states restrict our ability to charge prepayment penalties and late fees. We have used the Federal Alternative Mortgage Transactions Parity Act of 1982, which we refer to as the Parity Act, to preempt these state laws for loans which meet the definition of alternative mortgage transactions under the Parity Act. However, the Office of Thrift Supervision has adopted a rule effective in July 2003, which precludes us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws on new loan originations. Under the provisions of this rule, we are required to modify or eliminate the practice of charging prepayment and other fees in some of the states where we originate loans. We are continuing to evaluate the impact of the adoption of the new rule by the Office of Thrift Supervision on our future lending activities and results of operations. We currently expect that the percentage of home equity loans containing prepayment fees that we will originate in the future will decrease to approximately 65% to 70%, from 80% to 85% prior to this rule becoming effective. Additionally, in a recent decision, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey, including alternative mortgage transactions. On May 26, 2004, the New Jersey Supreme Court reversed the decision of the Appellate Division of the Superior

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Court of New Jersey and held that the Parity Act had preempted the New Jersey
Prepayment Law, which prohibited housing lenders from imposing prepayment penalties. However, it is possible that the plaintiff may seek to petition the United States Supreme Court for certiorari in this matter.

   Although we are licensed or otherwise qualified to originate loans in 44 states, our loan originations are concentrated mainly in the eastern half of the United States. Recent expansion has positioned us to increase originations in the western portion of the United States, especially California. The concentration of loans in a specific geographic region subjects us to the risk that a downturn in the economy or recession in the eastern half of the country would more greatly affect us than if our lending business were more geographically diversified. As a result, an economic downturn or recession in this region could result in reduced profitability. See "Risk Factors -- An economic downturn or recession in the eastern half of the United States could hinder our ability to operate profitably, which would reduce the funds available to repay the subordinated debentures."

   We are also subject, from time to time, to private litigation, including actual and purported class action suits. We expect that as a result of the publicity surrounding predatory lending practices we may be subject to other class action suits in the future. See "Risk Factors -- Our residential lending business is subject to government regulation and licensing requirements, as well as private litigation, which may hinder our ability to operate profitably and repay the subordinated debentures."

   SECURITIES CLASS ACTIONS AND DERIVATIVE ACTION LAWSUITS. On January 21, 2004, January 28, 2004, February 12, 2004 and February 18, 2004, four purported class action lawsuits were filed against us and our director and Chief Executive Officer, Anthony Santilli, and our Chief Financial Officer, Albert Mandia, in the United States District Court for the Eastern District of Pennsylvania. The first two suits and the fourth suit also name former director, Richard Kaufman, as a defendant. The complaints are captioned: Weisinger v. American Business Financial Services, Inc. et al, Civil Action No. 04-265; Ruane v. American Business Financial Services, Inc. et al, Civil Action No. 04-400, Operative Plasterers' and Cement Masons' International Employees' Trust Fund v. American Business Financial Services, Inc. et al, Civil Action No. 04-617, and Vieni v. American Business Financial Services, Inc. et al, Civil Action No. 04-687. The lawsuits were brought by purchasers of our common stock who were seeking to represent a class of all purchasers of our common stock for a proposed class period January 27, 2000 through June 25, 2003 with respect to the first two suits and fourth suit filed. A proposed class period for the third suit is January 27, 2000 through June 12, 2003. As of May 3, 2004, no motions for class certification have been filed.

   The first two and fourth lawsuits allege that, among other things, we and the named directors and officers violated Sections 10(b) and 20(a) of the Exchange Act. These three lawsuits allege that, among other things, during the applicable class period, our forbearance and foreclosure practices enabled us to, among other things, allegedly inflate our financial results. These three lawsuits appear to relate to the same subject matter as the Form 8-K we filed on June 13, 2003 disclosing a subpoena from the Civil Division of the U.S. Attorney's Office into our forbearance and foreclosure practices. The U.S. Attorney's inquiry was subsequently concluded in December 2003. See "Business -- Legal Proceedings." These three lawsuits seek unspecified compensatory damages, costs and expenses related to bringing the action, and other unspecified relief.

   The third lawsuit alleges that the defendants issued false and misleading financial statements in violation of GAAP, the Exchange Act and SEC rules by entering into forbearance agreements with borrowers, understating default and foreclosure rates and failing to properly adjust prepayment assumptions to hide the impact on net income. This lawsuit seeks unspecified damages, interest, costs and expenses of the litigation, and injunctive or other relief.

   As of May 3, 2004, the four cases were consolidated. Lead plaintiffs and counsel were appointed on June 3, 2004.

   On March 15, 2004, a shareholder derivative action was filed against us, as a nominal defendant, and our director and Chief Executive Officer, Anthony Santilli, our Chief Financial Officer, Albert Mandia, our directors, Messrs. Becker, DeLuca and Sussman, and our former director Mr. Kaufman, as defendants, in the United States District Court for the Eastern District of Pennsylvania. The complaint is captioned: Osterbauer

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v. Santilli et al, Civil Action No. 04-1105. The lawsuit was brought nominally on behalf of the Company, as a shareholder derivative action, alleging that the named directors and officers breached their fiduciary duties to the Company, engaged in the abuse of control, gross mismanagement and other violations of law during the period from January 27, 2000 through June 25, 2003. The lawsuit seeks unspecified compensatory damages, equitable or injunctive relief and costs and expenses related to bringing the action, and other unspecified relief. The parties have agreed to stay this case pending disposition of any motion to dismiss the anticipated consolidated amended complaint filed in the putative securities class actions.

   Procedurally, these lawsuits are in a very preliminary stage. We believe that we have several defenses to the claims raised by these lawsuits and intend to vigorously defend the lawsuits. Due to the inherent uncertainties in litigation and because the ultimate resolution of these proceedings is influenced by factors outside of our control, we are currently unable to predict the ultimate outcome of this litigation or its impact on our financial position or results of operations.

   CIVIL SUBPOENA. We received a civil subpoena, dated May 14, 2003, from the Civil Division of the U.S. Attorney for the Eastern District of Pennsylvania. The subpoena requested that we provide certain documents and information with respect to us and our lending subsidiaries for the period from May 1, 2000 to May 1, 2003, including: (i) all loan files in which we entered into a forbearance agreement with a borrower who is in default; (ii) the servicing, processing, foreclosing, and handling of delinquent loans and non-performing loans, the carrying, processing and sale of real estate owned, and forbearance agreements; and (iii) agreements to sell or otherwise transfer mortgage loans (including, but not limited to, any pooling or securitization agreements) or to obtain funds to finance the underwriting, origination or provision of mortgage loans, any transaction in which we sold or transferred mortgage loans, any instance in which we did not service or act as custodian for a mortgage loan, representations and warranties made in connection with mortgage loans, secondary market loan sale schedules, and credit loss, delinquency, default, and foreclosure rates of mortgage loans.

   On December 22, 2003, we entered into a Joint Agreement with the Civil Division of the U. S. Attorney's Office for the Eastern District of Pennsylvania which ends the inquiry by the U.S. Attorney focused on our forbearance policy initiated pursuant to the civil subpoena dated May 14, 2003.

   In response to the inquiry and as part of the Joint Agreement, we have adopted a revised forbearance policy, which became effective on November 19, 2003. Under this policy, we will no longer require a borrower to execute a deed in lieu of foreclosure as a condition to entering into a forbearance agreement with us where the real estate securing the loan is the borrower's primary residence. Under the Joint Agreement, we have also agreed to return to existing borrowers any executed but unrecorded deeds in lieu of foreclosure obtained under our former forbearance policy.

   We also agreed to contribute a total of $80,000 to one or more U.S. Department of Housing and Urban Development (HUD) approved housing counseling organizations within the 13 months following the agreement. We have the right to designate the recipient organization(s) and will provide the U.S. Attorney's Office with the name(s) of the recipient(s). Each recipient must provide housing counseling in the states in which we originate mortgage loans.

   Under our revised forbearance policy, eligible borrowers are sent a letter, along with our standard form forbearance agreement encouraging them to: read the forbearance agreement; seek the advice of an attorney or other advisor prior to signing the forbearance agreement; and contact our consumer advocate by calling a toll-free number with questions. The Joint Agreement requires that for 18 months following its execution, we will notify the U.S. Attorney's Office of any material changes we propose to make to our forbearance policy, form of forbearance agreement (or cover letter) and that no changes to these documents shall be effective until at least 30 days after this notification. The U.S. Attorney reserves the right to re-institute its inquiry if we do not comply with our revised forbearance policy, fail to provide the 30 days notice described above, or disregard the concerns of the U.S. Attorney's Office, after providing such notice. The Joint Agreement also requires that we provide the U.S. Attorney with two independently prepared reports confirming our compliance with our revised forbearance policy (including the standard form of forbearance agreement and cover letter) and internal company training for collections department employees described below. These

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reports are to be submitted to the U.S. Attorney's Office at 9 and 18 months after the execution of the Joint Agreement.

   We also agreed to implement a formal training session regarding our revised forbearance policy for all of our collections department employees, at which such employees will be directed to inform borrowers that they can obtain assistance from housing and credit counseling organizations and how to find such organizations in their area. We agreed to monitor compliance with our forbearance policy and take appropriate disciplinary action against those employees who do not comply with this policy.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

   Our consolidated financial statements are prepared in accordance with GAAP. The accounting policies discussed below are considered by management to be critical to understanding our financial condition and results of operations. The application of these accounting policies requires significant judgment and assumptions by management, which are based upon historical experience and future expectations. The nature of our business and our accounting methods make our financial condition, changes in financial condition and results of operations highly dependent on management's estimates. The line items on our income statement and balance sheet impacted by management's estimates are described below.

   REVENUE RECOGNITION. Revenue recognition is highly dependent on the application of Statement of Financial Accounting Standards, referred to as SFAS in this document, No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," referred to as SFAS No. 140 in this document, and "gain-on-sale" accounting to our quarterly loan securitizations. Gains on sales of loans through securitizations for the nine months ended March 31, 2004 were 21.0% of total revenues compared to 77.2% for the nine months ended March 31, 2003 and 70.8% for the fiscal year ended June 30, 2003. The decline in the percentage of total revenues comprised of securitization gains resulted from our inability to complete securitizations in the first and third quarters of fiscal 2004 and the reduction in loans originated during the first nine months of fiscal 2004. Securitization gains represent the difference between the net proceeds to us, including retained interests in the securitization, and the allocated cost of loans securitized. The allocated cost of loans securitized is determined by allocating their net carrying value between the loans, the interest-only strips and the servicing rights we may retain based upon their relative fair values. Estimates of the fair values of the interest-only strips and the servicing rights we may retain are discussed below. We believe the accounting estimates related to gain on sale are critical accounting estimates because more than 80% of the securitization gains in fiscal 2003 were based on estimates of the fair value of retained interests. The amount recognized as gain on sale for the retained interests we receive as proceeds in a securitization, in accordance with accounting principles generally accepted in the United States of America, is highly dependent on management's estimates.

   INTEREST-ONLY STRIPS. Interest-only strips, which represent the right to receive future cash flows from securitized loans, represented 55.3% of our total assets at March 31, 2004 and 51.6% of our total assets at June 30, 2003 and are carried at their fair values. Fair value is based on a discounted cash flow analysis which estimates the present value of the future expected residual cash flows and overcollateralization cash flows utilizing assumptions made by management at the time the loans are sold. These assumptions include the rates used to calculate the present value of expected future residual cash flows and overcollateralization cash flows, referred to as the discount rates, and expected prepayment and credit loss rates on pools of loans sold through securitizations. We believe the accounting estimates used in determining the fair value of interest-only strips are critical accounting estimates because estimates of prepayment and credit loss rates are made based on management's expectation of future experience, which is based in part, on historical experience, current and expected economic conditions and in the case of prepayment rate assumptions, consideration of the impact of changes in market interest rates. The actual loan prepayment rate may be affected by a variety of economic and other factors, including prevailing interest rates, the availability of alternative financing to borrowers and the type of loan. We re-evaluate expected future cash flows from our interest-only strips on a quarterly basis. We monitor the current assumptions for prepayment and credit loss rates against actual experience and other economic and market conditions and we adjust assumptions if deemed appropriate. Even a small unfavorable change in our assumptions made as a result of unfavorable actual experience or other considerations could have a significant adverse impact on our estimate of residual

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cash flows and on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an accounting adjustment. In accordance with the provisions of Emerging Issues Task Force guidance on issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets," referred to as EITF 99-20 in this document, and SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," referred to as SFAS No. 115 in this document, changes in the fair value of interest-only strips that are deemed to be temporary changes are recorded through other comprehensive income, a component of stockholders' equity. Other than temporary adjustments to decrease the fair value of interest-only strips are recorded through the income statement, which would adversely affect our income in the period of adjustment.

   During the nine months ended March 31, 2004, we recorded total pre-tax valuation adjustments on our interest only-strips of $49.1 million, of which, in accordance with EITF 99-20, $32.4 million was charged to the income statement and $16.8 million was charged to other comprehensive income. During fiscal 2003, we recorded total pre-tax valuation adjustments on our interest-only strips of $58.0 million, of which, in accordance with EITF 99-20, $39.9 million was charged to the income statement and $18.1 million was charged to other comprehensive income. The valuation adjustment reflects the impact of higher than anticipated prepayments on securitized loans experienced during the nine months ended March 31, 2004 and in fiscal 2003 due to the continuing low interest rate environment. See "--Securitizations" for more detail on the estimation of the fair value of interest-only strips and the sensitivities of these balances to changes in assumptions and the impact on our financial statements of changes in assumptions. See "Risk Factors -- Our estimates of the value of interest only strips and servicing rights we retain when we securitize loans could be inaccurate and could limit our ability to operate profitably and impair our ability to repay the subordinated debentures."

   Interest accretion income represents the yield component of cash flows received on interest-only strips. We use a prospective approach to estimate interest accretion. As previously discussed, we update estimates of residual cash flow from our securitizations on a quarterly basis. Under the prospective approach, when it is probable that there is a favorable or unfavorable change in estimated residual cash flow from the cash flow previously projected, we recognize a larger or smaller percentage of the cash flow as interest accretion. Any change in value of the underlying interest-only strip could impact our current estimate of residual cash flow earned from the securitizations. For example, a significant change in market interest rates could increase or decrease the level of prepayments, thereby changing the size of the total managed loan portfolio and related projected cash flows. The managed portfolio includes loans held as available for sale on our balance sheet and loans serviced for others.

   SERVICING RIGHTS. Servicing rights, which represent the rights to receive contractual servicing fees from securitization trusts and ancillary fees from borrowers, net of adequate compensation that would be required by a substitute servicer, represented 9.2% of our total assets at March 31, 2004 and 10.3% of our total assets at June 30, 2003. Servicing rights are carried at the lower of cost or fair value. The fair value of servicing rights is determined by computing the benefits of servicing in excess of adequate compensation, which would be required by a substitute servicer. The benefits of servicing are the present value of projected net cash flows from contractual servicing fees and ancillary servicing fees. We believe the accounting estimates used in determining the fair value of servicing rights are critical accounting estimates because the projected cash flows from servicing fees incorporate assumptions made by management, including prepayment rates, credit loss rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization. We monitor the current assumptions for prepayment and credit loss rates against actual experience and other economic and market conditions and we adjust assumptions if deemed appropriate. Even a small unfavorable change in our assumptions, made as a result of unfavorable actual experience or other considerations could have a significant adverse impact on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an adjustment, which would adversely affect our income in the period of adjustment.

   Amortization of the servicing rights asset for securitized loans is calculated individually for each securitized loan pool and is recognized in proportion to, and over the period of, estimated future servicing income on that particular pool of loans. A review for impairment is performed on a quarterly basis by stratifying the serviced loans by loan type, which is considered to be the predominant risk characteristic. If

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our analysis indicates the carrying value of servicing rights is not recoverable through future cash flows from contractual servicing and other ancillary fees, a valuation allowance or write down would be required. Our valuation analysis indicated that valuation adjustments of $5.5 million and $5.3 million were required during the nine months ended March 31, 2004 and fiscal 2003, respectively, for impairment of servicing rights due to higher than expected prepayment experience. The write down was recorded in the income statement. Impairment is measured as the excess of carrying value over fair value. See "-- Securitizations" for more detail on the estimation of the fair value of servicing rights and the sensitivities of these balances to changes in assumptions and the estimated impact on our financial statements of changes in assumptions.

   ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is maintained primarily to account for loans that are delinquent and are expected to be ineligible for sale into a future securitization and for delinquent loans that have been repurchased from securitization trusts. The allowance is calculated based upon management's estimate of our ability to collect on outstanding loans based upon a variety of factors, including, periodic analysis of the available for sale loans, economic conditions and trends, historical credit loss experience, borrowers' ability to repay, and collateral considerations. Additions to the allowance arise from the provision for credit losses charged to operations or from the recovery of amounts previously charged-off. Loan charge-offs reduce the allowance. If the actual collection of outstanding loans is less than we anticipate, further write downs would be required which would reduce our net income in the period the write down was required.

   DEVELOPMENT OF CRITICAL ACCOUNTING ESTIMATES. On a quarterly basis, senior management reviews the estimates used in our critical accounting policies. As a group, senior management discusses the development and selection of the assumptions used to perform its estimates described above. Management has discussed the development and selection of the estimates used in our critical accounting policies as of March 31, 2004 and June 30, 2003 with the Audit Committee of our Board of Directors. In addition, management has reviewed its disclosure of the estimates discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" with the Audit Committee.

   IMPACT OF CHANGES IN CRITICAL ACCOUNTING ESTIMATES. For a description of the impact of changes in critical accounting estimates related to interest-only strips and servicing rights in the nine months ended March 31, 2004, see "-- Securitizations."

   INITIAL ADOPTION OF ACCOUNTING POLICIES. In conjunction with the relocation of our corporate headquarters to new leased office space, we have entered into a lease agreement and certain governmental grant agreements, which provide us with reimbursement for certain expenditures related to our office relocation. The reimbursable expenditures include both capitalizable items for leasehold improvements, furniture and equipment and expense items such as legal costs, moving costs and employee communication programs. Amounts reimbursed to us in accordance with our lease agreement will be initially recorded as a liability on our balance sheet and will be amortized in the income statement on a straight-line basis over the term of the lease as a reduction of rent expense. Amounts received from government grants will be initially recorded as a liability. Grant funds received to offset expenditures for capitalizable items will be reclassified as a reduction of the related fixed asset and amortized to income over the depreciation period of the related asset as an offset to depreciation expense. Amounts received to offset expense items will be recognized in the income statement as an offset to the expense item.

IMPACT OF CHANGES IN CRITICAL ACCOUNTING ESTIMATES IN PRIOR FISCAL YEARS

   DISCOUNT RATES. During fiscal 2003, we recorded total pre-tax valuation adjustments on our securitization assets of $63.3 million, of which $45.2 million was charged to the income statement and $18.1 million was charged to other comprehensive income. The breakout of the total adjustments in fiscal 2003 between interest-only strips and servicing rights and the amount of the adjustments related to changes in discount rates were as follows:

     o We recorded total pre-tax valuation adjustments on our interest only-strips of $58.0 million, of which $39.9 million was charged to the income statement and $18.1 million was charged to other comprehensive income. The valuation adjustment reflects the impact of higher than anticipated prepayments on securitized loans experienced in fiscal 2003 due to the low interest rate environment

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        experienced during fiscal 2003, which has impacted the entire mortgage industry. The valuation adjustment on interest-only strips for fiscal 2003 was reduced by a $20.9 million favorable valuation impact as a result of reducing the discount rates applied in valuing the interest-only strips at June 30, 2003. The amount of the valuation adjustment charged to the income statement was reduced by a $10.8 million favorable valuation impact as a result of reducing the discount rates and the charge to other comprehensive income was reduced by $10.1 million for the favorable impact of reducing discount rates. The discount rates were reduced at June 30, 2003 primarily to reflect the impact of the sustained decline in market interest rates. The reductions in discount rates are discussed in more detail below.

     o We recorded total pre-tax valuation adjustments on our servicing rights of $5.3 million, which was charged to the income statement. The valuation adjustment reflects the impact of higher than anticipated prepayments on securitized loans experienced in fiscal 2003 due to the low interest rate environment experienced during fiscal 2003. The valuation adjustment on servicing rights for fiscal 2003 was reduced by a $7.1 million favorable valuation impact as a result of reducing the discount rate applied in valuing the servicing rights at June 30, 2003. The discount rate was reduced at June 30, 2003 primarily to reflect the impact of the sustained decline in market interest rates. The discount rate on our servicing rights was reduced from 11% to 9% at June 30, 2003.

   From June 30, 2000 through March 31, 2003, we had applied a discount rate of 13% to residual cash flows. On June 30, 2003, we reduced that discount rate to 11% based on the following factors:

     o We had experienced a period of sustained decreases in market interest rates. Interest rates on three and five-year term US Treasury securities have been on the decline since mid-2000. Three-year rates had declined approximately 475 basis points and five-year rates have declined approximately 375 basis points over that period.

     o The interest rates on the bonds issued in our securitizations over that same timeframe also had experienced a sustained period of decline. The trust certificate pass-through interest rate had declined 395 basis points, from 8.04% in the 2000-2 securitization to 4.09% in the 2003-1 securitization.

     o The weighted average interest rate on loans securitized had declined from a high of 12.01% in the 2000-3 securitization to 10.23% in the 2003-1 securitization.

     o Market factors and the economy favored the continuation of low interest rates for the foreseeable future.

     o Economic analysis of interest rates and data released at the time of the June 30, 2003 evaluation supported declining mortgage refinancings even though predicting the continuation of low interest rates for the foreseeable future.

     o The interest rates paid on subordinated debentures issued, which is used to fund our interest-only strips, had declined from a high of 11.85% in February 2001 to a rate of 7.49% in June 2003.

   However, because the discount rate is applied to projected cash flows, which consider expected prepayments and losses, the discount rate assumption was not evaluated in isolation. These risks involved in our securitization assets were considered in establishing a discount rate. The impact of this reduction in discount rate from 13% to 11% was to increase the valuation of our interest-only strips by $17.6 million at June 30, 2003.

   We apply a second discount rate to projected cash flows from the overcollateralization portion of our interest-only strips. The discount rate applied to projected overcollateralization cash flows in each mortgage securitization is based on the highest trust certificate pass-through interest rate in the mortgage securitization. In fiscal 2001, we instituted the use of a minimum discount rate of 6.5% on overcollateralization cash flows. At June 30, 2003 we reduced the minimum discount rate to 5.0% to reflect the sustained decline in interest rates. This reduction in the minimum discount rate impacted the valuation of three securitizations and increased the June 30, 2003 valuation of our interest-only strips by $3.3 million.

   The blended rate used to value our interest-only strips at June 30, 2003 was 9%.


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   From June 2000 to March 2003, the discount rate applied in determining the fair value of servicing rights was 11%, which was 200 basis points lower than the 13% discount rate applied to value residual cash flows from interest-only strips during that period. On June 30, 2003, we reduced the discount rate on servicing rights cash flows to 9%. The impact of the June 30, 2003 reduction in discount rate from 11% to 9% was to increase the valuation of our servicing rights by $7.1 million at June 30, 2003. This favorable impact was offset by a decrease of $12.4 million mainly due to prepayment experience in fiscal 2003.

   PREPAYMENT RATES. In the third quarter of fiscal 2001, we evaluated our accumulated experience with pools of loans that had a high percentage of loans with prepayment fees. We had begun using a static pool analysis of prepayments, whereby we analyzed historical prepayments by period, to determine average prepayments expected by period. For business purpose loans, we found that prepayments for the first year are generally lower than we had anticipated, peak at a higher rate than previously anticipated by month 24 and decline by month 40. Home equity loan prepayments generally ramped faster in the first year than we had anticipated but leveled more slowly over 30 months and to a lower final rate than we had been using previously. We utilized this information to modify our loan prepayment rates and ramp periods to better reflect the amount and timing of expected prepayments. The effect of these changes implemented in the third quarter of fiscal 2001 was a net reduction in the value of our interest-only strips of $3.1 million or less than 1% and an insignificant net impact on securitization gains for fiscal 2001. The effect on the interest-only strips of this change in assumptions was recorded through an adjustment to comprehensive income.

   From the second quarter of fiscal 2002 through the second quarter of fiscal 2004, we increased the prepayment rate assumptions used to value our securitization assets, thereby decreasing the fair value of these assets. See "--Securitizations" for discussion of the impacts of these increases in prepayment rate assumptions.

OFF-BALANCE SHEET ARRANGEMENTS

   We use off-balance sheet arrangements extensively in our business activities. The types of off-balance sheet arrangements we use include special purpose entities for the securitization of loans, obligations we incur as the servicer of securitized loans and other contractual obligations such as operating leases for corporate office space. See "-- Liquidity and Capital Resources" for additional information regarding our off-balance sheet contractual obligations and "-- Overview -- Current Financial Position and Future Liquidity Issues" for information concerning our use of off-balance sheet arrangements in fiscal 2003, fiscal 2004 and our expectations for future periods.

   Special purpose entities and off-balance sheet facilities are used in our mortgage loan securitizations. Asset securitizations are one of the most common off-balance sheet arrangements in which a company transfers assets off of its balance sheet by selling them to a special purpose entity. We sell our loans into off-balance sheet facilities to generate the cash to pay off revolving credit facilities and to generate revenue through securitization gains. The special purpose entities described below meet our objectives for mortgage loan securitization structures and comply with accounting principles generally accepted in the United States of America.

   Our securitizations involve a two-step transfer that qualifies for sale accounting under SFAS No. 140. First, we sell the loans to a special purpose entity, which has been established for the limited purpose of buying and reselling the loans and establishing a true sale under legal standards. Next, the special purpose entity sells the loans to a qualified special purpose entity, which we refer to as the trust. The trust is a distinct legal entity, independent from us. By transferring title of the loans to the trust, we isolate those assets from our assets. Finally, the trust issues certificates to investors to raise the cash purchase price for the loans we have sold. Cash from the sale of certificates to third party investors is returned to us in exchange for our loan receivables and we use this cash, in part, to repay any borrowings under warehouse and credit facilities. The off-balance sheet trusts' activities are restricted to holding title to the loan collateral, issuing certificates to investors and distributing loan payments to the investors and us in accordance with the relevant agreement.

   In each securitization, we also may retain the right to service the loans. We do not service the loans in the 2003-2 securitization, our most recent securitization, which closed in October 2003. We have no additional obligations to the off-balance sheet facilities other than those required as servicer of the loans and

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for breach of covenants or warranty obligations. We are not required to make any additional investments in the trusts. Under current accounting rules, the trusts do not qualify for consolidation in our financial statements. The trusts carry the loan collateral as assets and the certificates issued to investors as liabilities. Residual cash from the loans after required principal and interest payments are made to the investors and after payment of certain fees and expenses provides us with cash flows from our interest-only strips. We expect that future cash flows from our interest-only strips and servicing rights will generate more of the cash flows required to meet maturities of our subordinated debentures and our operating cash needs.

   We may retain the rights to service the loans we sell through securitizations. If we retain the servicing rights, as the servicer of securitized loans, we are obligated to advance interest payments for delinquent loans if we deem that the advances will ultimately be recoverable. These advances can first be made out of funds available in a trust's collection account. If the funds available from the collection account are insufficient to make the required interest advances, then we are required to make the advance from our operating cash. The advances made from a trust's collection account, if not recovered from the borrower or proceeds from the liquidation of the loan, require reimbursement from us. These advances may require funding from our capital resources and may create greater demands on our cash flow than either selling loans with servicing released or maintaining a portfolio of loans on our balance sheet. However, any advances we make on a mortgage loan from our operating cash can be recovered from the subsequent mortgage loan payments to the applicable trust prior to any distributions to the certificate holders.

   At March 31, 2004 and June 30, 2003, the mortgage securitization trusts held loans with an aggregate principal balance due of $2.2 billion and $3.4 billion as assets and owed $2.0 billion and $3.2 billion to third party investors, respectively. Revenues from the sale of loans to securitization trusts were $15.1 million, or 21% of total revenues for the nine months ended March 31, 2004 and $170.4 million, or 77.2% of total revenues for the nine months ended March 31, 2003. The revenues for the nine months ended March 31, 2004 and March 31, 2003 are net of $2.2 million and $5.1 million, respectively, of expenses for underwriting fees, legal fees and other expenses associated with securitization transactions during that period. We have interest-only strips and servicing rights with fair values of $496.7 million and $82.8 million, respectively at March 31, 2004, which combined represent 64.5% of our total assets. Net cash flows received from interest-only strips and servicing rights were $146.3 million for the nine months ended March 31, 2004 and $89.0 million for the nine months ended March 31, 2003. These amounts are included in our operating cash flows.

   We also used special purpose entities in our sales of loans to a $300.0 million off-balance sheet mortgage conduit facility that was available to us until July 5, 2003. Sales into the off-balance sheet facility involved a two-step transfer that qualified for sale accounting under SFAS No. 140, similar to the process described above. This facility had a revolving feature and could be directed by the third party sponsor to dispose of the loans. Typically, the loans were disposed of by securitizing the loans in a term securitization. The third party note purchaser also has the right to have the loans sold in whole loan sale transactions. Under this off-balance sheet facility arrangement, the loans have been isolated from us and our subsidiaries and as a result, transfers to the facility were treated as sales for financial reporting purposes. When loans were sold to this facility, we assessed the likelihood that the sponsor would transfer the loans into a term securitization. As the sponsor had typically transferred the loans to a term securitization prior to the fourth quarter of fiscal 2003, the amount of gain on sale we had recognized for loans sold to this facility was estimated based on the terms we would obtain in a term securitization rather than the terms of this facility. For the fourth quarter of fiscal 2003, the likelihood that the facility sponsor would ultimately transfer the underlying loans to a term securitization was significantly reduced and the amount of gain recognized for loans sold to this facility was based on terms expected in a whole loan sale transaction. Our ability to sell loans into this facility expired pursuant to its terms on July 5, 2003. At June 30, 2003, the off-balance sheet mortgage conduit facility held loans with principal balances due of $275.6 million as assets and owed $267.5 million to third parties. Through September 30, 2003, $222.3 million of the loans which were in the facility at June 30, 2003 were sold in whole loan sales as directed by the facility sponsor. At September 30, 2003, the off-balance sheet mortgage conduit facility held loans with principal balances due of $40.5 million as assets and owed $36.0 million to third parties. This conduit facility was refinanced in the October 16, 2003 refinancing described under "--Liquidity and Capital Resources -- Credit Facilities."

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SECURITIZATIONS

   In our mortgage loan securitizations, pools of mortgage loans are sold to a trust. The trust then issues certificates or notes, which we refer to as certificates in this document, to third-party investors, representing the right to receive a pass-through interest rate and principal collected on the mortgage loans each month. These certificates, which are senior in right to our interest-only strips in the trusts, are sold in public or private offerings. The difference between the weighted-average interest rate that is charged to borrowers on the fixed interest rate pools of mortgage loans and the weighted-average pass-through interest rate paid to investors is referred to as the interest rate spread. The interest rate spread after payment of certain fees and expenses and subject to certain conditions is distributed from the trust to us and is the basis of the value of our interest-only strips. In addition, when we securitize our loans we may retain the right to service the loans for a fee, which is the basis for our servicing rights. Servicing includes processing of mortgage payments, processing of disbursements for tax and insurance payments, maintenance of mortgage loan records, performance of collection efforts, including disposition of delinquent loans, foreclosure activities and disposition of real estate owned, referred to as REO, and performance of investor accounting and reporting processes.

   Declines in market interest rates had resulted in reductions in the levels of securitization pass-through interest rates leading to an improvement in interest rate spreads in our more recent securitizations. Increased interest rate spreads resulted in increases in the residual cash flow we expect to receive on securitized loans, the amount of cash we received at the closing of a securitization from the sale of notional bonds or premiums on investor certificates and corresponding increases in the gains we recognized on the sale of loans in a securitization. No assurances can be made that market interest rates will remain at current levels or that we can complete securitizations in the future. However, in a rising interest rate environment and under our business strategy we would expect our ability to originate loans at interest rates that will maintain our most recent level of securitization gain profitability to become more difficult than during a stable or falling interest rate environment. We would seek to address the challenge presented by a rising interest rate environment by carefully monitoring our product pricing, the actions of our competition, market trends and the use of hedging strategies in order to continue to originate loans in as profitable a manner as possible. See "-- Strategies for Use of Derivative Financial Instruments" for a discussion of our hedging strategies.

   Conversely, a declining interest rate environment could unfavorably impact the valuation of our interest-only strips. In a declining interest rate environment the level of mortgage refinancing activity tends to increase, which could result in an increase in loan prepayment experience and may require increases in assumptions for prepayments for future periods.

   After a two-year period during which management's estimates required no valuation adjustments to our interest-only strips and servicing rights, declining interest rates and high prepayment rates over the last ten quarters have required revisions to management's estimates of the value of these retained interests. Beginning in the second quarter of fiscal 2002 and on a quarterly basis thereafter, our prepayment rates, as well as those throughout the mortgage industry, remained at higher than expected levels due to continuing low interest rates during this period. As a result, over the last ten quarters we have recorded cumulative pre-tax write downs to our interest-only strips in the aggregate amount of $151.1 million and pre-tax adjustments to the value of servicing rights of $10.8 million, for total adjustments of $161.9 million, mainly due to the higher than expected prepayment experience. Of this amount, $105.1 million was expensed through the income statement and $56.8 million resulted in a write down through other comprehensive income, a component of stockholders' equity.

   During the same period, we reduced the discount rates we apply to value our securitization assets, resulting in favorable valuation impacts of $29.3 million on interest-only strips and $7.1 million on servicing rights. Of this amount, $23.1 million offset the adjustments expensed through the income statement and $13.3 million offset write downs through other comprehensive income. The discount rates were reduced primarily to reflect the impact of the sustained decline in market interest rates.

   During the nine months ended March 31, 2004, we recorded gross pre-tax valuation adjustments on our securitization assets primarily related to prepayment experience of $63.0 million, of which $43.1 million was charged to the income statement and $19.9 million was charged to other comprehensive income. The valuation adjustment on interest-only strips related to prepayment experience for the nine months ended March 31, 2004 was partially offset by an

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$8.4 million favorable impact of reducing the discount rate applied to value the residual cash flows from interest-only strips on December 31, 2003. Of this amount, $5.2 million offset the portion of the adjustment expensed through the income statement and $3.2 million offset the portion of the adjustment charged to other comprehensive income. The breakout of the total adjustments in the nine months ended March 31, 2004 between interest-only strips and servicing rights was as follows:

     o We recorded gross pre-tax valuation adjustments on our interest only-strips of $57.5 million, of which $37.6 million was charged to the income statement and $19.9 million was charged to other comprehensive income. The gross valuation adjustment primarily reflects the impact of higher than anticipated prepayments on securitized loans experienced in the first nine months of fiscal 2004 due to the continuing low interest rate environment. The valuation adjustment on interest-only strips for the nine months ended March 31, 2004 was offset by an $8.4 million favorable impact of reducing the discount rate applied to value the residual cash flows from interest-only strips on December 31, 2003. Of this amount, $5.2 million offset the portion of the adjustment expensed through the income statement and $3.2 million offset the portion of the adjustment charged to other comprehensive income. The discount rate was reduced to 10% on December 31, 2003 from 11% on September 30, 2003 and June 30, 2003 primarily to reflect the impact of the sustained decline in market interest rates.

     o We recorded total pre-tax valuation adjustments on our servicing rights of $5.5 million, which was charged to the income statement. The valuation adjustment reflects the impact of higher than anticipated prepayments on securitized loans experienced in the first nine months of fiscal 2004 due to the continuing low interest rate environment.

   The long duration of historically low interest rates has given borrowers an extended opportunity to engage in mortgage refinancing activities which resulted in elevated prepayment experience. The persistence of historically low interest rate levels, unprecedented in the last 40 years, has made the forecasting of prepayment levels in future fiscal periods difficult. We had assumed that the decline in interest rates had stopped and a rise in interest rates would occur in the near term. Consistent with this view, we had utilized derivative financial instruments to manage interest rate risk exposure on our loan production and loan pipeline to protect the fair value of these fixed rate items against potential increases in market interest rates. Based on current economic conditions and published mortgage industry surveys including the Mortgage Bankers Association's Refinance Indexes available at the time of our quarterly revaluation of our interest-only strips and servicing rights, and our own prepayment experience, we believe prepayments will continue to remain at higher than normal levels for the near term before returning to average historical levels. The Mortgage Bankers Association of America has forecast as of March 15, 2004 that mortgage refinancings as a percentage share of total mortgage originations will decline from 51% in the first quarter of calendar 2004 to 30% in the first quarter of calendar 2005. The Mortgage Bankers Association of America has also projected in its March 2004 economic forecast that the 10-year treasury rate (which generally affects mortgage rates) will increase slightly over the next three quarters. As a result of our analysis of these factors, we have increased our prepayment rate assumptions for home equity loans for the near term, but at a declining rate, before returning to our historical levels. However, we cannot predict with certainty what our prepayment experience will be in the future. Any unfavorable difference between the assumptions used to value our securitization assets and our actual experience may have a significant adverse impact on the value of these assets.

   The following tables detail the pre-tax write downs of the securitization assets by quarter and details the impact to the income statement and to other comprehensive income in accordance with the provisions of SFAS No. 115 and EITF 99-20 as they relate to interest-only strips and SFAS No. 140 as it relates to servicing rights (in thousands):

FISCAL YEAR 2004:

                                                                                                        INCOME         OTHER
                                                                                           TOTAL      STATEMENT    COMPREHENSIVE
                                      QUARTER ENDED                                      WRITE DOWN     IMPACT     INCOME IMPACT
    ---------------------------------------------------------------------------------    ----------   ---------    -------------
   September 30, 2003 ...............................................................     $16,658      $10,795        $ 5,863
   December 31, 2003 ................................................................      14,724       11,968          2,756
   March 31, 2004 ...................................................................      23,191       15,085          8,106
                                                                                          -------      -------        -------
   Total Fiscal 2004 ................................................................     $54,573      $37,848        $16,725
                                                                                          =======      =======        =======


FISCAL YEAR 2003:

                                                                                                        INCOME         OTHER
                                                                                           TOTAL      STATEMENT    COMPREHENSIVE
                                      QUARTER ENDED                                      WRITE DOWN     IMPACT     INCOME IMPACT
    ---------------------------------------------------------------------------------    ----------   ---------    -------------
   September 30, 2002 ...............................................................     $16,739      $12,078        $ 4,661
   December 31, 2002 ................................................................      16,346       10,568          5,778
   March 31, 2003 ...................................................................      16,877       10,657          6,220
   June 30, 2003 ....................................................................      13,293       11,879          1,414
                                                                                          -------      -------        -------
   Total Fiscal 2003 ................................................................     $63,255      $45,182        $18,073
                                                                                          =======      =======        =======


FISCAL YEAR 2002:

                                                                                                        INCOME         OTHER
                                                                                           TOTAL      STATEMENT    COMPREHENSIVE
                                      QUARTER ENDED                                      WRITE DOWN     IMPACT     INCOME IMPACT
    ---------------------------------------------------------------------------------    ----------   ---------    -------------
   December 31, 2001 ................................................................     $11,322      $ 4,462        $ 6,860
   March 31, 2002 ...................................................................      15,513        8,691          6,822
   June 30, 2002 ....................................................................      17,244        8,900          8,344
                                                                                          -------      -------        -------
   Total Fiscal 2002 ................................................................     $44,079      $22,053        $22,026
                                                                                          =======      =======        =======


Note: The impacts of prepayments on our securitization assets in the quarter ended September 30, 2001 were not significant.

   The following table summarizes the volume of loan securitizations and whole loan sales for the nine months ended March 31, 2004 and 2003, and fiscal years ended June 30, 2003, 2002 and 2001 (dollars in thousands):


                                                                       NINE MONTHS ENDED
                                                                           MARCH 31,                   YEAR ENDED JUNE 30,
                                                                     ---------------------    -------------------------------------
SECURITIZATIONS:                                                       2004        2003          2003          2002         2001
                                                                     --------   ----------    ----------    ----------   ----------
Business loans...................................................    $ 11,027   $   93,267    $  112,025    $  129,074   $  109,892
Home equity loans................................................     130,380    1,083,676     1,311,739     1,222,061      992,174
                                                                     --------   ----------    ----------    ----------   ----------
Total............................................................    $141,407   $1,176,943    $1,423,764    $1,351,135   $1,102,066
                                                                     ========   ==========    ==========    ==========   ==========

Gain on sale of loans through securitization.....................    $ 15,107   $  170,394    $  170,950    $  185,580   $  128,978
Securitization gains as a percentage of total revenue............        21.0%        77.2%         70.8%         74.9%        70.4%
Whole loan sales.................................................    $481,807   $    2,239    $   28,013    $   57,679   $   76,333
Premiums on whole loan sales.....................................    $ 10,207   $       29    $      655    $    2,448   $    2,742


   As demonstrated in the fourth quarter of fiscal 2003 and the first nine months of fiscal 2004, our quarterly revenues and net income will fluctuate in the future principally as a result of the timing, size and profitability of our securitizations. The business strategy of selling loans through securitizations and whole loan sales requires building an inventory of loans over time, during which time we incur costs and expenses. Since a gain on sale is not recognized until a securitization is closed or whole loan sale is settled, which may not occur until a subsequent quarter, operating results for a given quarter can fluctuate significantly. If securitizations or whole loan sales do not close when expected, we could experience a material adverse effect on our results of operations for a quarter. See "-- Liquidity and Capital Resources" for a discussion of the impact of securitizations and whole loan sales on our cash flow.

   Several factors affect our ability to complete securitizations on a profitable basis. These factors include conditions in the securities markets, such as fluctuations in interest rates, conditions in the asset-backed securities markets relating to the loans we originate, credit quality of the total portfolio of loans we originate or potential changes to the legal and accounting principles underlying securitization transactions.

   INTEREST-ONLY STRIPS. As the holder of the interest-only strips, we are entitled to receive excess (or residual) cash flows and cash flows from overcollateralization. These cash flows are the difference between the payments made by the borrowers on securitized loans and the sum of the scheduled and prepaid principal and pass- through interest paid to trust investors, servicing fees, trustee fees and, if applicable, surety fees. In most of our securitizations, surety fees are paid to an unrelated insurance entity to provide credit enhancement for the trust investors.

   Generally, all residual cash flows are initially retained by the trust to establish required overcollateralization levels in the trust. Overcollateralization is the excess of the aggregate principal balances of loans in a securitized pool over the aggregate principal balance of investor interests. Overcollateralization requirements are established to provide credit enhancement for the trust investors.

   The overcollateralization requirements for a mortgage loan securitization are different for each securitization and include:

     o The initial requirement, if any, which is a percentage of the original unpaid principal balance of loans securitized and is paid in cash at the time of sale;

     o The final target, which is a percentage of the original unpaid principal balance of loans securitized and is funded from the monthly excess cash flow. Specific securitizations contain provisions requiring an increase above the final target overcollateralization levels during periods in which delinquencies exceed specified limits. The overcollateralization levels return to the target levels when delinquencies fall below the specified limits; and

     o The stepdown requirement, which is a percentage of the remaining unpaid principal balance of securitized loans. During the stepdown period, the overcollateralization amount is gradually reduced through cash payments to us until the overcollateralization balance declines to a specific floor. The stepdown period generally begins at the later of 30 to 36 months after the initial securitization of the loans or when the remaining balance of securitized loans is less than 50% of the original balance of securitized loans.

   The fair value of our interest-only strips is a combination of the fair values of our residual cash flows and our overcollateralization cash flows. At March 31, 2004, investments in interest-only strips totaled
$496.7 million, including the fair value of overcollateralization related cash flows of $239.6 million.

   TRIGGER MANAGEMENT. Repurchasing delinquent loans from securitization trusts benefits us by allowing us to limit the level of delinquencies and losses in the securitization trusts and as a result, we can avoid exceeding specified limits on delinquencies and losses that trigger a temporary reduction or discontinuation of cash flow from our interest-only strips until the delinquency or loss triggers are no longer exceeded. We have the right, but are not obligated, to repurchase a limited amount of delinquent loans from securitization trusts. In addition, we elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans. The purchase price of a delinquent loan is at the loan's outstanding contractual balance. A foreclosed loan is one where we, as servicer, have initiated formal foreclosure proceedings against the borrower and a delinquent loan is one that is 31 days or more past due. The foreclosed and delinquent loans we typically elect to repurchase are usually 90 days or more delinquent and the subject of foreclosure proceedings, or where a completed foreclosure is imminent. The related allowance for loan losses on these repurchased loans is included in our provision for credit losses in the period of repurchase.
Our ability to repurchase these loans does not disqualify us for sale accounting under SFAS No. 140 or other relevant accounting literature because we are not required to repurchase any loan and our ability to repurchase a loan is limited by contract.

   At March 31, 2004, five of our 26 mortgage securitization trusts were under a triggering event as a result of delinquencies exceeding specified levels, losses exceeding specified levels, or both. At June 30, 2003, none of our 25 mortgage securitization trusts were under a triggering event. Approximately $12.9 million of excess overcollateralization is being held by the five trusts as of March 31, 2004. For the nine months ended March 31, 2004, we repurchased delinquent loans with an aggregate unpaid principal balance of $49.7 million from securitization trusts primarily for trigger management. We cannot predict when the five trusts currently exceeding triggers will be below trigger limits and release the excess overcollateralization. If delinquencies increase and we cannot cure the delinquency or liquidate the loans in the mortgage securitization trusts without exceeding loss triggers, the levels of repurchases required to manage triggers may increase. Our ability to continue to manage triggers in our securitization trusts in the future is affected by our availability of cash from operations or through the sale of subordinated debentures to fund these repurchases. See "Risk Factors -- Delinquencies and prepayments in the pools of securitized loans could adversely affect the cash flow we receive from our interest-only strips, impair our ability to sell or securitize loans in the future and impair our ability to repay the subordinated debentures." Additionally, our repurchase activity increases prepayments, which may result in unfavorable prepayment experience. See "-- Securitizations" for more detail of the effect prepayments have on our financial statements. Also see "Total Portfolio Quality -- Delinquent Loans and Leases" for further discussion of the impact of delinquencies.

   The following table summarizes the principal balances of loans and REO we have repurchased from the mortgage loan securitization trusts during the first nine months of fiscal 2004 and fiscal years 2003 and 2002. We received $36.8 million, $37.6 million and $19.2 million of proceeds from the liquidation of repurchased loans and REO for the nine months ended March 31, 2004 and for fiscal years 2003 and 2002, respectively. We carried as assets on our balance sheet, repurchased loans and REO in the amounts of $7.0 million, $9.6 million and $9.4 million at March 31, 2004 and June 30, 2003 and 2002, respectively. All loans and REO were repurchased at the contractual outstanding balances at the time of repurchase and are carried at the lower of their cost basis or fair value. Because the contractual outstanding balance is typically greater than the fair value, we generally incur a loss on these repurchases. Mortgage loan securitization trusts are listed only if repurchases have occurred.


                            SUMMARY OF LOANS AND REO REPURCHASED FROM MORTGAGE LOAN SECURITIZATION TRUSTS
                                                       (dollars in thousands)

                                       2003-1    2001-3   2001-2    2001-1   2000-4    2000-3   2000-2    2000-1    1999-4   1999-3
                                       ------    ------   ------    ------   ------    ------   ------    ------    ------   ------
NINE MONTHS ENDED MARCH 31, 2004:
 Business loans ....................    $ 219    $  592   $1,008    $  589   $2,202    $  247   $1,257    $  943    $1,467   $1,054
 Home equity loans .................       --     1,129    2,236     3,094    3,092     2,026    3,137     2,844     4,341    1,967
                                        -----    ------   ------    ------   ------    ------   ------    ------    ------   ------
   Total............................    $ 219    $1,721   $3,244    $3,683   $5,294    $2,273   $4,394    $3,787    $5,808   $3,021
                                        =====    ======   ======    ======   ======    ======   ======    ======    ======   ======
% of Original Balance of Loans
  Securitized.......................     0.05%     0.57%    0.91%     1.34%    1.93%     1.52%    1.45%      1.6%     2.62%    1.36%
 Number of loans repurchased .......        1        23       32        53       59        25       55        56        91       43

YEAR ENDED JUNE 30, 2003:
 Business loans ....................    $  --    $  349   $   --    $  543   $  223    $  144   $2,065    $1,573    $2,719   $2,138
 Home equity loans .................       --       853       --     4,522      520       839    4,322     4,783     5,175    3,697
                                        -----    ------   ------    ------   ------    ------   ------    ------    ------   ------
   Total............................    $  --    $1,202   $   --    $5,065   $  743    $  983   $6,387    $6,356    $7,894   $5,835
                                        =====    ======   ======    ======   ======    ======   ======    ======    ======   ======
% of Original Balance of Loans
  Securitized.......................       --      0.40%      --      1.84%    0.27%     0.66%    2.11%     2.68%     3.56%    2.63%
 Number of loans repurchased .......       --        11       --        51        9        11       59        65        97       83

YEAR ENDED JUNE 30, 2002:
 Business loans ....................    $  --    $   --   $   --    $   --   $   --    $   --   $   --    $   --    $  194   $1,006
 Home equity loans .................       --        --       --        --       --        --       --        84       944    3,249
                                        -----    ------   ------    ------   ------    ------   ------    ------    ------   ------
   Total............................    $  --    $   --   $   --    $   --   $   --    $   --   $   --    $   84    $1,138   $4,255
                                        =====    ======   ======    ======   ======    ======   ======    ======    ======   ======
% of Original Balance of Loans
  Securitized.......................       --        --       --        --       --        --       --      0.04%     0.51%    1.92%
 Number of loans repurchased .......       --        --       --        --       --        --       --         2        18       47



(CONTINUED)                                   1999-2   1999-1    1998-4   1998-3    1998-2   1998-1    1997(A)    1996(A)    TOTAL
                                              ------   ------    ------   ------    ------   ------    -------    -------   -------

NINE MONTHS ENDED MARCH 31, 2004:
 Business loans...........................    $1,044   $  470    $  458   $  455    $   49   $  350     $  720     $  --    $13,124
 Home equity loans........................     3,823    3,033     1,115    2,866       327      970        481       100     36,581
                                              ------   ------    ------   ------    ------   ------     ------     -----    -------
   Total                                      $4,867   $3,503    $1,573   $3,321    $  376   $1,320     $1,201     $ 100    $49,705
                                              ======   ======    ======   ======    ======   ======     ======     =====    =======
% of Original Balance of Loans Securitized      2.21%    1.89%     1.97%    1.66%     0.31%    1.26%      0.69%     0.16%
 Number of loans repurchased..............        65       48        23       36         5       17         16         1        649

YEAR ENDED JUNE 30, 2003:
 Business loans...........................    $1,977   $1,199    $   72   $1,455    $  205   $  395     $  744     $ 451    $16,252
 Home equity loans........................     3,140    4,432       549    3,211     1,386      610        381       355     38,775
                                              ------   ------    ------   ------    ------   ------     ------     -----    -------
   Total..................................    $5,117   $5,631    $  621   $4,666    $1,591   $1,005     $1,125     $ 806    $55,027
                                              ======   ======    ======   ======    ======   ======     ======     =====    =======
% of Original Balance of Loans Securitized      2.33%    3.04%     0.78%    2.33%     1.33%    0.96%      0.64%     1.30%
 Number of loans repurchased..............        59       60         7       60        23       13         16        13        637

YEAR ENDED JUNE 30, 2002:
 Business loans...........................    $  341   $  438    $  632   $  260    $  516   $1,266     $1,912     $ 104    $ 6,669
 Home equity loans........................     2,688    2,419     4,649    5,575     1,548    1,770        462       183     23,571
                                              ------   ------    ------   ------    ------   ------     ------     -----    -------
   Total..................................    $3,029   $2,857    $5,281   $5,835    $2,064   $3,036     $2,374     $ 287    $30,240
                                              ======   ======    ======   ======    ======   ======     ======     =====    =======
% of Original Balance of Loans Securitized      1.38%    1.54%     6.60%    2.92%     1.72%    2.89%      1.36%     0.46%
 Number of loans repurchased..............        31       33        58       61        24       37         26         4        341

---------------
(a) Amounts represent combined repurchases and percentages for two 1997 securitization pools and two 1996 securitization pools.

   SFAS No. 140 was effective on a prospective basis for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 requires that we record an obligation to repurchase loans from securitization trusts at the time we have the contractual right to repurchase the loans, whether or not we actually repurchase them. For securitization trusts 2001-2 and forward, to which this rule applies, we have the contractual right to repurchase a limited amount of loans greater than 180 days past due. In accordance with the provisions of SFAS No. 140, we have recorded on our March 31, 2004 balance sheet a liability of $42.8 million for the repurchase of loans subject to these removal of accounts provisions. A corresponding asset for the loans, at the lower of their cost basis or fair value, has also been recorded.

   MORTGAGE LOAN SECURITIZATION TRUST INFORMATION. The following tables provide information regarding the nature and principal balances of mortgage loans securitized in each trust, the securities issued by each trust, and the overcollateralization requirements of each trust.


                             SUMMARY OF SELECTED MORTGAGE LOAN SECURITIZATION TRUST INFORMATION
                                          CURRENT BALANCES AS OF MARCH 31, 2004
                                                   (dollars in millions)

                                                          2003-2     2003-1     2002-4     2002-3      2002-2     2002-1     2001-4
                                                         --------   --------    -------   --------    -------    --------   -------
ORIGINAL BALANCE OF LOANS SECURITIZED:
 Business loans......................................    $     27   $     33    $    30   $     34    $    34    $     32   $    29
 Home equity loans...................................         146        417        350        336        346         288       287
                                                         --------   --------    -------   --------    -------    --------   -------
   Total.............................................    $    173   $    450    $   380   $    370    $   380    $    320   $   316
                                                         ========   ========    =======   ========    =======    ========   =======

CURRENT BALANCE OF LOANS SECURITIZED:
 Business loans......................................    $     25   $     26    $    24   $     25    $    25    $     20   $    18
 Home equity loans...................................         132        294        211        171        163         119       106
                                                         --------   --------    -------   --------    -------    --------   -------
   Total.............................................    $    157   $    320    $   235   $    196    $   188    $    139   $   124
                                                         ========   ========    =======   ========    =======    ========   =======

WEIGHTED-AVERAGE INTEREST RATE ON LOANS SECURITIZED:
 Business loans......................................       15.61%     15.89%     16.00%     15.96%     15.99%      15.75%    15.79%
 Home equity loans...................................        8.91%      9.67%     10.46%     10.86%     10.91%      10.87%    10.69%
   Total.............................................        9.99%     10.17%     11.03%     11.51%     11.60%      11.57%    11.45%

Percentage of first mortgage loans...................          88%        87%        87%        87%        87%         91%       90%
Weighted-average loan-to-value.......................          76%        77%        76%        77%        76%         75%       77%
Weighted-average remaining term (months) on loans
  securitized........................................         272        257        246        238        223         220       217

Original balance of Trust Certificates...............    $    173   $    450    $   376   $    370    $   380    $    320   $   322
Current balance of Trust Certificates................    $    155   $    301    $   213   $    183    $   175    $    124   $   110
Weighted-average pass-through interest rate to Trust
  Certificate holders(a).............................        8.00%      5.20%      6.34%      6.78%      8.27%       8.28%     5.35%
Highest Trust Certificate pass-through interest rate.        8.00%      3.78%      8.61%      6.86%      7.39%       6.29%     5.35%

OVERCOLLATERALIZATION REQUIREMENTS:
REQUIRED PERCENTAGES:
 Initial.............................................          --         --       1.00%        --         --          --        --
 Final target........................................        4.10%      5.50%      5.75%      3.50%      3.50%       4.50%     4.25%
 Stepdown overcollateralization......................        8.20%     11.00%     11.50%      7.00%      7.00%       9.00%     8.50%

REQUIRED DOLLAR AMOUNTS:
Initial..............................................          --         --    $     4         --         --          --        --
Final target.........................................    $      7   $     25    $    22   $     13    $    13    $     14   $    13

CURRENT STATUS:
 Overcollateralization amount........................    $      2   $     18    $    22   $     13    $    13    $     14   $    13
 Final target reached or anticipated date to reach...     12/2004    12/2004        Yes        Yes        Yes         Yes       Yes
 Stepdown reached or anticipated date to reach.......      1/2007     4/2006     1/2006    10/2005     7/2005     10/2004    7/2004

Annual surety wrap fee...............................        0.45%      0.20%       (b)        (b)        (b)        0.21%     0.20%

SERVICING RIGHTS:
 Original balance....................................    $     --   $     16    $    14   $     13    $    15    $     13   $    13
 Current balance.....................................    $     --   $     12    $     9   $      7    $     8    $      6   $     5

---------------
(a) Rates for securitizations 2001-2 and forward include rates on notional bonds, or the impact of premiums to loan collateral received on trust certificates, included in securitization structure. The sale of notional bonds allows us to receive more cash at the closing of a securitization. See "-- Results of Operations -- Year Ended June 30, 2003 Compared to Year Ended June 30, 2002 -- Gain on Sale of Loans -- Securitizations" for further description of the notional bonds.

(b) Credit enhancement was provided through a senior/subordinate certificate structure.


                             SUMMARY OF SELECTED MORTGAGE LOAN SECURITIZATION TRUST INFORMATION (CONTINUED)
                                              CURRENT BALANCES AS OF MARCH 31, 2004
                                                       (dollars in millions)

                                                                    2001-3   2001-2    2001-1   2000-4    2000-3    2000-2   2000-1
                                                                    ------   ------    ------   ------    ------    ------   ------
ORIGINAL BALANCE OF LOANS SECURITIZED:
 Business loans.................................................    $   31   $   35    $   29   $   27    $   16    $   28   $   25
 Home equity loans..............................................       269      320       246      248       134       275      212
                                                                    ------   ------    ------   ------    ------    ------   ------
   Total........................................................    $  300   $  355    $  275   $  275    $  150    $  303   $  237
                                                                    ======   ======    ======   ======    ======    ======   ======

CURRENT BALANCE OF LOANS SECURITIZED:
 Business loans.................................................    $   18   $   21    $   15   $    9    $    6    $   11   $    9
 Home equity loans..............................................        92       96        68       62        31        66       45
                                                                    ------   ------    ------   ------    ------    ------   ------
   Total........................................................    $  110   $  117    $   83   $   71    $   37    $   77   $   54
                                                                    ======   ======    ======   ======    ======    ======   ======

WEIGHTED-AVERAGE INTEREST RATE ON LOANS SECURITIZED:
 Business loans.................................................     15.93%   15.94%    15.96%   16.09%    16.05%    16.05%   16.17%
 Home equity loans..............................................     11.11%   11.23%    11.44%   11.60%    11.42%    11.43%   11.40%
   Total........................................................     11.89%   12.06%    12.24%   12.19%    12.12%    12.11%   12.18%

Percentage of first mortgage loans..............................        90%      90%       89%      86%       90%       84%      80%
Weighted-average loan-to-value..................................        75%      76%       75%      76%       76%       76%      76%
Weighted-average remaining term (months) on loans securitized...       210      206       204      196       195       201      190

Original balance of Trust Certificates..........................    $  306   $  355    $  275   $  275    $  150    $  300   $  235
Current balance of Trust Certificates...........................    $   98   $  102    $   72   $   65    $   34    $   68   $   47
Weighted-average pass-through interest rate to Trust Certificate
  holders(a)....................................................      5.74%    6.48%     8.44%    7.05%     7.61%     7.04%    7.01%
Highest Trust Certificate pass-through interest rate............      6.17%    6.99%     6.28%    7.05%     7.61%     8.04%    7.93%

OVERCOLLATERALIZATION REQUIREMENTS:
REQUIRED PERCENTAGES:
 Initial........................................................        --       --        --       --        --      0.90%    0.75%
 Final target...................................................      4.00%    4.40%     4.10%    4.50%     4.75%     5.95%    5.95%
 Stepdown overcollateralization.................................      8.00%    8.80%     8.20%    9.00%     9.50%    11.90%   11.90%

REQUIRED DOLLAR AMOUNTS:
 Initial........................................................        --       --        --       --        --    $    3   $    2
 Final target...................................................    $   12   $   16    $   11   $   12    $    7    $   18   $   14

CURRENT STATUS:
 Overcollateralization amount...................................    $   12   $   16    $   11   $    6    $    4    $    9   $    6
 Final target reached or anticipated date to reach..............       Yes      Yes       Yes      Yes       Yes       Yes      Yes
 Stepdown reached or anticipated date to reach..................       Yes(b)   Yes(b)    Yes(b)   Yes       Yes       Yes      Yes

 Annual surety wrap fee.........................................      0.20%    0.20%     0.20%    0.21%     0.21%     0.21%    0.19%

SERVICING RIGHTS:
 Original balance...............................................    $   12   $   15    $   11   $   14    $    7    $   14   $   10
 Current balance................................................    $    5   $    6    $    4   $    4    $    1    $    3   $    2

---------------
(a) Rates for securitizations 2001-2 and forward include rates on notional bonds, or the impact of premiums to loan collateral received on trust certificates, included in securitization structure. The sale of notional bonds allows us to receive more cash at the closing of a securitization. See "-- Results of Operations -- Year Ended June 30, 2003 Compared to Year Ended June 30, 2002 -- Gain on Sale of Loans -- Securitizations" for further description of the notional bonds.

(b) Although the final target has been reached, this trust is exceeding delinquency limits, and the trust is retaining additional overcollateralization. We cannot predict when normal residual cash flow will resume. See "-- Trigger Management" for further detail.

                             SUMMARY OF SELECTED MORTGAGE LOAN SECURITIZATION TRUST INFORMATION (CONTINUED)
                                                CURRENT BALANCES AS OF MARCH 31, 2004
                                                         (dollars in millions)

                                                               1999-4   1999-3    1999-2   1999-1    1998(A)    1997(A)   1996(A)
                                                               ------   ------    ------   ------    -------    -------   -------
ORIGINAL BALANCE OF LOANS SECURITIZED:
--------------------------------------
 Business loans..............................................  $   25   $   28    $   30   $   16     $   57    $   45     $   29
 Home equity loans...........................................     197      194       190      169        448       130         33
                                                               ------   ------    ------   ------     ------    ------     ------
 Total.......................................................  $  222   $  222    $  220   $  185     $  505    $  175     $   62
                                                               ======   ======    ======   ======     ======    ======     ======

CURRENT BALANCE OF LOANS SECURITIZED:
-------------------------------------
 Business loans..............................................  $    8   $    9    $    8   $    4     $   10    $    7     $    4
 Home equity loans...........................................      48       46        47       39         74        15          3
                                                               ------   ------    ------   ------     ------    ------     ------
 Total.......................................................  $   56   $   55    $   55   $   43     $   84    $   22     $    7
                                                               ======   ======    ======   ======     ======    ======     ======

WEIGHTED-AVERAGE INTEREST RATE ON LOANS SECURITIZED:
----------------------------------------------------
 Business loans..............................................   16.14%   15.93%    15.81%   15.59%     15.81%    15.93%     15.97%
 Home equity loans...........................................   11.00%   10.82%    10.51%   10.62%     10.82%    11.52%     11.08%
 Total.......................................................   11.74%   11.62%    11.26%   11.12%     11.41%    12.91%     13.88%

Percentage of first mortgage loans...........................      86%      87%       89%      93%        90%       82%        78%
Weighted-average loan-to-value...............................      76%      76%       76%      77%        76%       76%        65%
Weighted-average remaining term (months) on loans securitized     188      191       198      197        182       138        101

Original balance of Trust Certificates.......................  $  220   $  219    $  219   $  184     $  498    $  171     $   61
Current balance of Trust Certificates........................  $   50   $   50    $   49   $   39     $   75    $   19     $    5
Weighted-average pass-through interest rate to Trust
  Certificate holders........................................    6.83%    6.77%     6.66%    6.56%      6.37%     7.17%      7.67%
Highest Trust Certificate pass-through interest rate.........    7.68%    7.49%     7.13%    6.58%      6.67%     7.28%      7.67%

OVERCOLLATERALIZATION REQUIREMENTS:
-----------------------------------
REQUIRED PERCENTAGES:
 Initial.....................................................    1.00%    1.00%     0.50%    0.50%      1.50%     2.43%      1.94%
 Final target................................................    5.50%    5.00%     5.00%    5.00%      5.10%     7.43%      8.94%
 Stepdown overcollateralization..............................   11.00%   10.00%    10.00%   10.00%     10.21%    14.86%     16.45%

REQUIRED DOLLAR AMOUNTS:
 Initial.....................................................  $    2   $    2    $    1   $    1     $    7    $    4     $    1
 Final target................................................  $   12   $   11    $   11   $    9     $   26    $   13     $    6

CURRENT STATUS:
 Overcollateralization amount................................  $    6   $    6    $    5   $    4     $    9    $    3     $    3
 Final target reached or anticipated date to reach...........     Yes      Yes       Yes      Yes        Yes       Yes        Yes
Stepdown reached or anticipated date to reach................     Yes      Yes       Yes      Yes        Yes(b)    Yes        Yes(b)

Annual surety wrap fee.......................................    0.21%    0.21%     0.19%    0.19%      0.22%     0.26%      0.18%

SERVICING RIGHTS:
  -----------------
 Original balance............................................  $   10   $   10    $   10   $    8     $   18    $    7     $    4
 Current balance.............................................  $    2   $    2    $    2   $    2     $    3    $    1     $    1

---------------
(a) Amounts represent combined balances and weighted-average percentages for four 1998 securitization pools, two 1997 securitization pools and two 1996 securitization pools.

(b) Although the final target has been reached, this trust is exceeding delinquency limits, and the trust is retaining additional overcollateralization. We cannot predict when normal residual cash flow will resume. See "-- Trigger Management" for further detail.

   DISCOUNTED CASH FLOW ANALYSIS. The estimation of the fair value of interest-only strips is based upon a discounted cash flow analysis which estimates the present value of the future expected residual cash flows and overcollateralization cash flows utilizing assumptions made by management at the time loans are sold. These assumptions include the rates used to calculate the present value of expected future residual cash flows and overcollateralization cash flows, referred to as the discount rates, prepayment rates and credit loss rates on the pool of loans. These assumptions are monitored against actual experience and other economic and market conditions and are changed if deemed appropriate. Our methodology for determining the discount rates, prepayment rates and credit loss rates used to calculate the fair value of our interest-only strips is described below.

   DISCOUNT RATES. We use discount rates, which we believe are commensurate with the risks involved in our securitization assets. While quoted market prices on comparable interest-only strips are not available, we have performed comparisons of our valuation assumptions and performance experience to others in the non-conforming mortgage industry. We quantify the risks in our securitization assets by comparing the asset quality and performance experience of the underlying securitized mortgage pools to comparable industry performance.

   At March 31, 2004, we applied a discount rate of 10% to the estimated residual cash flows. In determining the discount rate that we apply to residual cash flows, we follow what we believe to be a practice of other companies in the non-conforming mortgage industry. That is, to determine the discount rate by adding an interest rate spread to the all-in cost of securitizations to account for the risks involved in securitization assets. The all-in cost of the securitization trusts' investor certificates includes the highest trust certificate pass-through interest rate in each mortgage securitization, trustee fees, and surety fees. Trustee fees and surety fees, where applicable, generally range from 19 to 22 basis points combined. From industry experience comparisons and our evaluation of the risks inherent in our securitization assets, we have determined an interest rate spread, which is added to the all-in cost of our mortgage loan securitization trusts' investor certificates. From June 30, 2000 through March 31, 2003, we had applied a discount rate of 13% to residual cash flows. On June 30, 2003, we reduced that discount rate to 11% and on December 31, 2003 we reduced that discount rate to 10%, based on the following factors, which were considered at that time:

     o We have experienced a period of sustained low market interest rates. Interest rates on three and five-year term US Treasury securities have been on the decline since mid-2000. Three-year rates have declined approximately 425 basis points and five-year rates had declined approximately 300 basis points.

     o The interest rates on the bonds issued in our securitizations over this same timeframe also have experienced a sustained period of decline. The trust certificate pass-through interest rate has declined 429 basis points, from 8.04% in the 2000-2 securitization to 3.75% in the 2003-2 securitization.

     o The weighted average interest rate on loans securitized has declined from a high of 12.01% in the 2000-3 securitization to 10.02% in the 2003-2 securitization.

     o Market factors and the economy favor the continuation of low interest rates for the foreseeable future.

     o Economic analysis of interest rates and data currently being released support declining mortgage refinancings even though predicting the continuation of low interest rates for the foreseeable future.

   However, because the discount rate is applied to projected cash flows, which consider expected prepayments and losses, the discount rate assumption was not evaluated in isolation. These risks involved in our securitization assets were considered in establishing a discount rate. The impact of the December 31, 2003 reduction in discount rate from 11% to 10% was to increase the valuation of our interest-only strips by $8.4 million at December 31, 2003. The 10% discount rate that we apply to our residual cash flow portion of our interest-only strips also reflects the other characteristics of our securitized loans described below:

     o Underlying loan collateral with fixed interest rates, which are higher than others in the non-conforming mortgage industry. Average interest rate of securitized loans exceeds the industry average by 100 basis points or more. All of the securitized loans have fixed interest rates, which are more predictable than adjustable rate loans.

     o At origination, approximately 90% to 95% of securitized business purpose loans had prepayment fees and approximately 80% to 85% of securitized home equity loans had prepayment fees. At March 31, 2004 in our total portfolio, approximately 45% to 50% of securitized business purpose loans had prepayment fees and approximately 55% to 60% of securitized home equity loans had prepayment fees. Our historical experience indicates that prepayment fees lengthen the prepayment ramp periods and slow annual prepayment speeds, which have the effect of increasing the life of the securitized loans.

     o A portfolio mix of first and second mortgage loans of 85-90% and 10-15%, respectively. Historically, the high proportion of first mortgages has resulted in lower delinquencies and losses.

     o A portfolio credit grade mix comprised of 60% A credits, 23% B credits, 14% C credits, and 3% D credits. In addition, our historical loss experience is below what is experienced by others in the non-conforming mortgage industry.

   We apply a second discount rate to projected cash flows from the overcollateralization portion of our interest-only strips. The discount rate applied to projected overcollateralization cash flows in each mortgage securitization is based on the highest trust certificate pass-through interest rate in the mortgage securitization. In fiscal 2001, we instituted the use of a minimum discount rate of 6.5% on overcollateralization cash flows. At June 30, 2003 we reduced the minimum discount rate to 5.0% to reflect the sustained decline in interest rates. At June 30, 2003 and March 31, 2004, the average discount rate applied to projected overcollateralization cash flows was 7%. This discount rate is lower than the discount rate applied to residual cash flows because the risk characteristics of the projected overcollateralization cash flows do not include prepayment risk and have minimal credit risk. For example, if the entire unpaid principal balance in a securitized pool of loans was prepaid by borrowers, we would fully recover the overcollateralization portion of the interest-only strips. In addition, historically, these overcollateralization balances have not been impacted by credit losses as the residual cash flow portion of our interest-only strips has always been sufficient to absorb credit losses and stepdowns of overcollateralization have generally occurred as scheduled. Overcollateralization represents our investment in the excess of the aggregate principal balance of loans in a securitized pool over the aggregate principal balance of trust certificates.

   The blended discount rate used to value the interest-only strips, including the overcollateralization cash flows, was 8.4% at March 31, 2004 and 9% at June 30, 2003.

   PREPAYMENT RATES. The assumptions we use to estimate future prepayment rates are regularly compared to actual prepayment experience of the individual securitization pools of mortgage loans and an average of the actual experience of other similar pools of mortgage loans at the same number of months after their inception. It is our practice to use an average historical prepayment rate of similar pools for the expected constant prepayment rate assumption while a pool of mortgage loans is less than a year old even though actual experience may be different. During this period, before a pool of mortgage loans reaches its expected constant prepayment rate, actual experience both quantitatively and qualitatively is generally not sufficient to conclude that final actual experience for an individual pool of mortgage loans would be materially different from the average. For pools of mortgage loans greater than one year old, prepayment experience trends for an individual pool is considered to be more significant. For these pools, adjustments to prepayment assumptions may be made to more closely conform the assumptions to actual experience if the variance from average experience is significant and is expected to continue. Current economic conditions, current interest rates and other factors are also considered in our analysis.

   As was previously discussed, for the past ten quarters, our actual prepayment experience was generally higher, most significantly on home equity loans, than our historical averages for prepayments.
See "-- Securitizations" for further detail of our recent prepayment experience.

   In addition to the use of prepayment fees on our loans, we have implemented programs and strategies in an attempt to reduce loan prepayments in the future. These programs and strategies may include providing information to a borrower regarding costs and benefits of refinancing, which at times may demonstrate a refinancing option is not in the best economic interest of the borrower. Other strategies include offering second mortgages to existing qualified borrowers or offering financial incentives to qualified borrowers to deter prepayment of their loan. We cannot predict with certainty what the impact these efforts will have on our future prepayment experience.

   CREDIT LOSS RATES. Credit loss rates are analyzed in a similar manner to prepayment rates. Credit loss assumptions are compared to actual loss experience averages for similar mortgage loan pools and for individual mortgage loan pools. Delinquency trends and economic conditions are also considered. If our analysis indicates that loss experience may be different from our assumptions, we would adjust our assumptions as necessary.

   FLOATING INTEREST RATE CERTIFICATES. Some of the securitization trusts have issued floating interest rate certificates supported by fixed interest rate mortgages. The fair value of the excess cash flow we will receive may be affected by any changes in the interest rates paid on the floating interest rate certificates. The interest rates paid on the floating interest rate certificates are based on one-month LIBOR. The assumption used to estimate the fair value of the excess cash flows received from these securitization trusts is based on a forward yield curve. See "-- Interest Rate Risk Management -- Strategies for Use of Derivative Financial Instruments" for further detail of our management of the risk of changes in interest rates paid on floating interest rate certificates.

   SENSITIVITY ANALYSIS. The table below outlines the sensitivity of the current fair value of our interest-only strips and servicing rights to 10% and 20% adverse changes in the key assumptions used in determining the fair value of those assets. Our base prepayment, loss and discount rates are described in the table "Summary of Material Mortgage Loan Securitization Valuation Assumptions and Actual Experience." (dollars in thousands):


Securitized collateral balance ....................................   $2,229,320
Balance sheet carrying value of retained interests(a) .............   $  579,532
Weighted-average collateral life (in years) .......................          3.9

---------------
(a)  Amount includes interest-only strips and servicing rights.

   Sensitivity of assumptions used to determine the fair value of retained interests (dollars in thousands):


                                                            IMPACT OF ADVERSE
                                                                 CHANGE
                                                         -----------------------
                                                         10% CHANGE   20% CHANGE
                                                         ----------   ----------
Prepayment speed ....................................     $22,194       $42,513
Credit loss rate ....................................       4,354         8,709
Floating interest rate certificates(a) ..............         680         1,361
Discount rate .......................................      15,085        29,423

---------------
(a) The floating interest rate certificates are indexed to one-month LIBOR plus a trust specific interest rate spread. The base one-month LIBOR assumption used in this sensitivity analysis was derived from a forward yield curve incorporating the effect of rate caps where applicable to the individual deals.

   The sensitivity analysis in the table above is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% or 20% variation in management's assumptions generally cannot easily be extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumption. Changes in one assumption may result in changes in other assumptions, which might magnify or counteract the impact of the intended change.

   These sensitivities reflect the approximate amount of the fair values that our interest-only strips and servicing rights would be reduced for the indicated adverse changes. These reductions would result in a charge to expense in the income statement in the period incurred and a resulting reduction of stockholders' equity, net of income taxes. The effect on our liquidity of changes in the fair values of our interest-only strips and servicing rights are discussed in "-- Liquidity and Capital Resources."

   The following tables provide information regarding the initial and current assumptions applied in determining the fair values of mortgage loan related interest-only strips and servicing rights for each securitization trust.

                SUMMARY OF MATERIAL MORTGAGE LOAN SECURITIZATION
         VALUATION ASSUMPTIONS AND ACTUAL EXPERIENCE AT MARCH 31, 2004



                                                                    2003-2   2003-1    2002-4   2002-3    2002-2    2002-1   2001-4
                                                                    ------   ------    ------   ------    ------    ------   ------
Interest-only strip residual discount rate:
-------------------------------------------
 Initial valuation..............................................       11%      13%       13%      13%       13%       13%      13%
 Current valuation..............................................       10%      10%       10%      10%       10%       10%      10%
Interest-only strip overcollateralization discount rate:
  --------------------------------------------------------
 Initial valuation..............................................        8%       7%        9%       7%        7%        7%       7%
 Current valuation..............................................        8%       5%        9%       7%        7%        7%       5%
Servicing rights discount rate:
-------------------------------
 Initial valuation..............................................      (c)       11%       11%      11%       11%       11%      11%
 Current valuation..............................................      (c)        9%        9%       9%        9%        9%       9%

Prepayment rates:
-----------------
 INITIAL ASSUMPTION(A):
 Expected Constant Prepayment Rate (CPR):
   Business loans...............................................       11%      11%       11%      11%       11%       11%      11%
   Home equity loans............................................       22%      22%       22%      22%       22%       22%      22%
 Ramp period (months):
   Business loans...............................................       27       27        27       27        27        27       27
   Home equity loans............................................       30       30        30       30        30        30       30
 CURRENT ASSUMPTIONS:
 Expected Constant Prepayment Rate (CPR):
   Business loans ..............................................       10%      10%       10%      10%       10%       10%      10%
   Home equity loans ...........................................       22%      22%       22%      22%       22%       22%      22%
 Ramp period (months):
   Business loans...............................................       27       27        27       27        27        27       27
   Home equity loans............................................       30       30        30       30        30        30       30
 CPR adjusted to reflect ramp:
   Business loans...............................................        8%      13%       16%      18%       20%       23%      21%
   Home equity loans............................................       10%      17%       17%      17%       17%       19%      21%
 CURRENT PREPAYMENT EXPERIENCE(B):
   Business loans...............................................       13%      26%       14%      25%       20%       32%      19%
   Home equity loans............................................       18%      37%       47%      49%       43%       46%      42%

Annual credit loss rates:
-------------------------
 Initial assumption.............................................     0.40%    0.40%     0.40%    0.40%     0.40%     0.40%    0.40%
 Current assumption.............................................     0.40%    0.40%     0.40%    0.40%     0.40%     0.40%    0.40%
 Actual experience..............................................       --     0.01%     0.04%    0.10%     0.15%     0.15%    0.24%

Servicing fees:
---------------
 Contractual fees...............................................      (c)     0.50%     0.50%    0.50%     0.50%     0.50%    0.50%
 Ancillary fees.................................................      (c)     1.25%     1.25%    1.25%     1.25%     1.25%    1.25%

---------------
(a) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. Starting with 2001-4, the business loan prepayment ramp begins at 3% in month one ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40. Starting with 2001-1, the home equity loan prepayment ramp begins at 2% in month one and ramps to an expected rate over 30 months.

(b)  Current experience is a six-month historical average.

(c) Servicing rights for the 2003-2 loans were sold to a third party servicer.

                SUMMARY OF MATERIAL MORTGAGE LOAN SECURITIZATION
   VALUATION ASSUMPTIONS AND ACTUAL EXPERIENCE AT MARCH 31, 2004 (CONTINUED)



                                                                    2001-3   2001-2    2001-1   2000-4    2000-3    2000-2   2000-1
                                                                    ------   ------    ------   ------    ------    ------   ------
Interest-only strip residual discount rate:
-------------------------------------------
 Initial valuation..............................................       13%      13%       13%      13%       13%       13%      11%
 Current valuation..............................................       10%      10%       10%      10%       10%       10%      10%
Interest-only strip overcollateralization discount rate:
--------------------------------------------------------
 Initial valuation..............................................        7%       7%        6%       7%        8%        8%       8%
 Current valuation..............................................        6%       7%        6%       7%        8%        8%       8%
Servicing rights discount rate:
-------------------------------
 Initial valuation..............................................       11%      11%       11%      11%       11%       11%      11%
 Current valuation..............................................        9%       9%        9%       9%        9%        9%       9%

Prepayment rates:
-----------------
 INITIAL ASSUMPTION(A):
 Expected Constant Prepayment Rate (CPR):
   Business loans...............................................       11%      11%       11%      10%       10%       10%      10%
   Home equity loans............................................       22%      22%       22%      24%       24%       24%      24%
 Ramp period (months):
   Business loans...............................................       24       24        24       24        24        24       24
   Home equity loans............................................       30       30        30       24        24        24       18
 CURRENT ASSUMPTIONS:
 Expected Constant Prepayment Rate (CPR):
   Business loans ..............................................       10%      10%       10%      10%       10%       10%      10%
   Home equity loans............................................       22%      22%       22%      22%       22%       22%      22%
 Ramp period (months):
   Business loans...............................................       24       24        24       Na        Na        Na       Na
   Home equity loans............................................       Na       Na        Na       Na        Na        Na       Na
 CPR adjusted to reflect ramp:
   Business loans...............................................       18%      15%       12%      10%       10%       10%      10%
   Home equity loans............................................       22%      22%       22%      22%       22%       22%      22%
 CURRENT PREPAYMENT EXPERIENCE(B):
   Business loans...............................................       24%      26%       22%      53%       29%       20%      21%
   Home equity loans............................................       41%      40%       43%      43%       44%       35%      40%

Annual credit loss rates:
-------------------------
 Initial assumption.............................................     0.40%    0.40%     0.40%    0.40%     0.40%     0.40%    0.40%
 Current assumption.............................................     0.50%    0.45%     0.70%    0.50%     0.55%     0.60%    0.80%
 Actual experience..............................................     0.51%    0.41%     0.65%    0.51%     0.52%     0.57%    0.73%

Servicing fees:
---------------
 Contractual fees...............................................     0.50%    0.50%     0.50%    0.50%     0.50%     0.50%    0.50%
 Ancillary fees.................................................     1.25%    1.25%     1.25%    1.25%     1.25%     1.25%    1.25%

---------------
(a) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40. The home equity loan prepayment ramp begins at 2% in month one and ramps to an expected rate over 30 months.

(b)  Current experience is a six-month historical average.

     Na = not applicable.

                SUMMARY OF MATERIAL MORTGAGE LOAN SECURITIZATION
   VALUATION ASSUMPTIONS AND ACTUAL EXPERIENCE AT MARCH 31, 2004 (CONTINUED)



                                                                 1999-4   1999-3    1999-2   1999-1    1998(C)    1997(C)   1996(C)
                                                                 ------   ------    ------   ------    -------    -------   -------
Interest-only strip residual discount rate:
-------------------------------------------
 Initial valuation...........................................       11%      11%       11%      11%        11%       11%        11%
 Current valuation...........................................       10%      10%       10%      10%        10%       10%        10%
Interest-only strip overcollateralization discount rate:
--------------------------------------------------------
 Initial valuation...........................................        8%       7%        7%       7%         7%        7%         8%
 Current valuation...........................................        8%       7%        7%       7%         7%        7%         8%
Servicing rights discount rate:
-------------------------------
 Initial valuation...........................................       11%      11%       11%      11%        11%       11%        11%
 Current valuation...........................................        9%       9%        9%       9%         9%        9%         9%

Prepayment rates:
-----------------
 INITIAL ASSUMPTION(A):
 Expected Constant Prepayment Rate (CPR):
   Business loans ...........................................       10%      10%       10%      10%        13%       13%        13%
   Home equity loans.........................................       24%      24%       24%      24%        24%       24%        24%
 Ramp period (months):
   Business loans............................................       24       24        24       24         24        24         24
   Home equity loans.........................................       18       18        18       18         12        12         12
 CURRENT ASSUMPTIONS:
 Expected Constant Prepayment Rate (CPR):
   Business loans ...........................................       10%      10%       10%      10%        10%       10%        10%
   Home equity loans.........................................       22%      22%       22%      22%        22%       22%        22%
 Ramp period (months):
   Business loans............................................       Na       Na        Na       Na         Na        Na         Na
   Home equity loans.........................................       Na       Na        Na       Na         Na        Na         Na
 CPR adjusted to reflect ramp:
   Business loans............................................       10%      10%       10%      10%        10%       10%        10%
   Home equity loans.........................................       22%      22%       22%      22%        22%       22%        22%
 CURRENT PREPAYMENT EXPERIENCE(B):
   Business loans............................................       29%      26%       41%      34%        25%       29%        17%
   Home equity loans.........................................       40%      36%       40%      37%        40%       26%        23%

Annual credit loss rates:
-------------------------
 Initial assumption..........................................     0.30%    0.25%     0.25%    0.25%      0.25%     0.25%      0.25%
 Current assumption..........................................     0.75%    0.70%     0.45%    0.55%      0.58%     0.40%      0.45%
 Actual experience...........................................     0.81%    0.68%     0.45%    0.54%      0.54%     0.36%      0.39%

Servicing fees:
  ---------------
 Contractual fees............................................     0.50%    0.50%     0.50%    0.50%      0.50%     0.50%      0.50%
 Ancillary fees..............................................     1.25%    1.25%     1.25%    1.25%      1.25%     1.25%      1.25%

---------------
(a) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40. The home equity loan prepayment ramp begins at 2% in month one and ramps to an expected rate over 30 months.

(b)  Current experience is a six-month historical average.

(c)  Amounts represent weighted-average percentages for four 1998 securitization pools, two 1997 securitization pools and two 1996 securitization pools.

     Na = not applicable.

   SERVICING RIGHTS. As the holder of servicing rights on securitized loans, we are entitled to receive annual contractual servicing fees of 50 basis points (70 basis points in the case of the 2000-4 securitization) on the aggregate outstanding loan balance. We do not service the loans in the 2003-2 securitization, our most recent securitization, which closed in October 2003. These fees are paid out of accumulated mortgage loan payments before payments of principal and interest are made to trust certificate holders. In addition, ancillary fees such as prepayment fees, late charges, nonsufficient funds fees and other fees are retained directly by us, as servicer, as payments are collected from the borrowers. We also retain the interest paid on funds held in a trust's collection account until these funds are distributed from a trust.

   The fair value of servicing rights is determined by computing the benefits of servicing in excess of adequate compensation, which would be required by a substitute servicer. The benefits of servicing are the present value of projected net cash flows from contractual servicing fees and ancillary servicing fees. These projections incorporate assumptions, including prepayment rates, credit loss rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization. On a quarterly basis, we evaluate capitalized servicing rights for impairment, which is measured as the excess of unamortized cost over fair value. See "-- Application of Critical Accounting Estimates -- Servicing Rights" for a discussion of the $5.5 million write down of servicing rights recorded in the first nine months of fiscal 2004 and "-- Application of Critical Accounting Estimates -- Impact of Changes in Critical Accounting Estimates in Prior Fiscal Years" for a discussion of the $5.3 million write down of servicing rights recorded in fiscal 2003.

   On June 30, 2003, we reduced the discount rate on servicing rights cash flows to 9% and used the same discount rate to value servicing rights at March 31, 2004. In determining the discount rate applied to calculate the present value of cash flows from servicing rights, management has subtracted a factor from the discount rate used to value residual cash flows from interest-only strips to provide for the lower risks inherent in servicing assets. Unlike the interest-only strips, the servicing asset is not exposed to credit losses. Additionally, the distribution of the contractual servicing fee cash flow from the securitization trusts is senior to both the trusts' investor certificates and our interest-only strips. This priority of cash flow reduces the risks associated with servicing rights and thereby supports a lower discount rate than the rate applied to residual cash flows from interest-only strips. Cash flows related to ancillary servicing fees, such as prepayment fees, late fees, and non-sufficient fund fees are retained directly by us.

   Servicing rights can be terminated under certain circumstances, such as our failure to make required servicer payments, defined changes of control, reaching specified loss levels on underlying mortgage pools and failure to obtain renewals under term-to-term agreements. All of our servicing agreements associated with bond insurers now provide for term-to-term servicing with terms ranging from 30 days to 120 days. Under the term-to-term servicing provisions in certain of our servicing agreements, the associated bond insurers have the right to elect not to re-appoint us as servicer in their sole discretion. See "-- Overview -- Credit Facilities, Servicing Agreements and Waivers Related to Financial Covenants" and "-- Liquidity and Capital Resources."

   The origination of a high percentage of loans with prepayment fees impacts our servicing rights and income in two ways. Prepayment fees reduce the likelihood of a borrower prepaying their loan. This results in prolonging the length of time a loan is outstanding, which increases the contractual servicing fees to be collected over the life of the loan. Additionally, the terms of our servicing agreements with the securitization trusts allow us to retain prepayment fees collected from borrowers as part of our compensation for servicing loans.

   In addition, although prepayments increased in recent periods compared to our historical averages, we have generally found that the non-conforming mortgage market is less sensitive to prepayments due to changes in interest rates than the conforming mortgage market where borrowers have more favorable credit history for the following reasons. First, there are relatively few lenders willing to supply credit to non-conforming borrowers which limits those borrowers' opportunities to refinance. Second, interest rates available to non-conforming borrowers tend to adjust much slower than conforming mortgage interest rates which reduces the non-conforming borrowers' opportunity to capture economic value from refinancing.

   As a result of the use of prepayment fees and the reduced sensitivity to interest rate changes in the non-conforming mortgage market, we believe the prepayment experience on our total portfolio is more stable than the mortgage market in general. We believe this stability has favorably impacted our ability to value the future cash flows from our servicing rights and interest-only strips because it increased the predictability of future cash flows. However, for the past ten quarters, our prepayment experience has exceeded our expectations for prepayments on our total portfolio and as a result we have written down the value of our securitization assets. See "-- Securitizations" for further detail of the effects prepayments that were above our expectations have had on the value of our securitization assets.

WHOLE LOAN SALES

   We also sell loans with servicing released, which we refer to as whole loan sales. Gains on whole loan sales equal the difference between the net proceeds from such sales and the net carrying value of the loans. The net carrying value of a loan is equal to its principal balance plus its unamortized origination costs and fees. See "-- Securitizations" for information on the volume of whole loan sales and premiums recorded for the nine months ended March 31, 2004 and 2003 and fiscal years ended June 30, 2003, 2002 and 2001. Loans reported as sold on a whole loan basis were generally loans that we originated specifically for a whole loan sale and exclude impaired loans, which may be liquidated by selling the loan with servicing released. However, see "-- Business Strategy" for detail on our adjustment in business strategy from originating loans predominantly for publicly underwritten securitizations, to originating loans for a combination of whole loan sales and smaller securitizations.

RESULTS OF OPERATIONS

                           SUMMARY FINANCIAL RESULTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                            NINE MONTHS ENDED
                                                MARCH 31,        PERCENTAGE          YEAR ENDED JUNE 30,          PERCENTAGE CHANGE
                                          --------------------    INCREASE/    -------------------------------    -----------------
                                            2004        2003      DECREASE       2003       2002        2001      '03/'02   '02/'01
                                          --------    --------   ----------    --------   --------    --------    -------   -------
Total revenues ........................   $ 72,236    $220,851      (67.3)%    $241,406   $247,901    $183,336      (2.6)%    35.2%
Total expenses ........................   $205,334    $214,043       (4.1)%    $290,426   $234,351    $170,151      23.9%     37.7%
Income (loss) before dividends on
  preferred stock......................   $(82,521)   $  4,153                 $(29,902)  $  7,859    $  8,085
Dividends on preferred stock ..........   $  1,751    $     --                 $     --   $     --    $     --
Net income (loss) attributable to
  common stock.........................   $(84,272)   $  4,153                 $(29,902)  $  7,859    $  8,085
Return on average assets ..............         (a)       0.60%                   (3.07)%     0.94%       1.22%
Return on average equity ..............         (a)       7.47%                  (44.20)%    11.75%      12.22%
Earnings (loss) per common share:
 Basic ................................   $ (25.26)   $   1.30                 $  (9.32)  $   2.44    $   1.94    (482.0)%    25.8%
 Diluted ..............................   $ (25.26)   $   1.24                 $  (9.32)  $   2.26    $   1.89    (512.4)%    19.6%
Common dividends declared per share ...   $     --    $  0.218                 $  0.291   $  0.255    $  0.236      14.1%     8.05%


(a) Not meaningful.

OVERVIEW

   NINE MONTHS ENDED MARCH 31, 2004. For the nine months ended March 31, 2004, we recorded a net loss attributable to common stock of $84.3 million compared to net income attributable to common stock of $4.2 million for the same period in fiscal 2003. Decreases in the gain on sale of loans recorded during the first nine months of fiscal 2004 were marginally offset by the favorable impact of trading activity, general and administrative expenses, and sales and marketing expenses. Dividends of $1.75 million were recorded on the Series A preferred stock, which was issued in the first exchange offer. See below for further discussion of gain on sale, general and administrative expenses, other expenses and the securitization assets valuation adjustment recorded during the period.

   As a result of the $84.3 million loss and the $16.7 million pre-tax reduction to other comprehensive income for adjustments on our securitization assets for the nine months ended March 31, 2004 partially offset by the favorable impact of the first exchange offer, total stockholders' equity was reduced to $10.2 million at March 31, 2004. For the same period in fiscal 2003, we recorded total pre-tax valuation adjustments of $50.0 million, of which $33.3 million was reflected as an expense on the income statement and $16.7 million was reflected as an adjustment to other comprehensive income.

   The loss per common share for the first nine months of fiscal 2004 was $25.26 per share on average common shares of 3,336,000 compared to diluted net income per share of $1.24 per share on average common shares of 3,347,000 for the first nine months of fiscal 2003. No common dividends were paid in the first nine months of fiscal 2004. Common dividends of $0.218 per share were paid for the first nine months of fiscal 2003. The common dividend payout ratio based on diluted earnings per share was 17.6% for the first nine months of fiscal 2003.

   At our annual meeting of shareholders held on December 31, 2003, our shareholders approved three proposals to enable us to consummate the first exchange offer: a proposal to increase the number of authorized shares of common stock from 9.0 million to 209.0 million, a proposal to increase the number of authorized shares of preferred stock from 3.0 million to 203.0 million, and a proposal to authorize us to issue Series A preferred stock in connection with our first exchange offer and the common stock issuable upon the conversion of the Series A preferred stock. Shareholder approval of these issuances of securities was required pursuant to the NASDAQ Corporate Governance Rules as the issuance of such shares could result in a change in control of our company.

   On May 13, 2004, our Board of Directors declared a 10% common stock dividend payable to common stockholders of record as of May 25, 2004. The dividend is payable on June 8, 2004. Accordingly, we adjusted all outstanding common shares, earnings per common share and average common share amounts presented in this document to reflect the effect of this stock dividend.

   The following schedule details our loan originations (in thousands):

                                                                     NINE MONTHS ENDED
                                                                         MARCH 31,
                                                                   ---------------------
                                                                     2004        2003
                                                                   --------   ----------
        Home equity loans .....................................    $468,585   $1,084,170
        Business purpose loans ................................          --       93,170
                                                                   --------   ----------
        Total loan originations ...............................    $468,585   $1,177,340
                                                                   ========   ==========


   Home equity loans are originated by our subsidiaries, HomeAmerican Credit, doing business as Upland Mortgage, and American Business Mortgage Services, Inc., and purchased through the Bank Alliance Services program. Total home equity loan originations decreased $615.6 million, or 56.8%, for the nine months ended March 31, 2004 to $468.6 million from $1.1 billion for the nine months ended March 31, 2003. Liquidity issues had substantially reduced our ability to originate home equity loans. Based on our adjusted business strategy, which emphasizes whole loan sales, smaller publicly underwritten or privately-placed securitizations and reducing costs, effective June 30, 2003, we no longer originate loans through retail branches, which were a high cost origination channel, and plan to increase our focus on broker and Bank Alliance Services' origination sources. Our home equity loan origination subsidiaries will continue to focus on increasing efficiencies and productivity gains by refining marketing techniques and integrating technological improvements into the loan origination process as we work through our liquidity issues. In addition, as part of our focus on developing broker relationships, a lower cost source of originations, we acquired a broker operation located in West Hills, California, opened broker offices in Irvine, California and Edgewater, Maryland and have expanded the broker business within HomeAmerican Credit. See "-- Business Strategy."

   The following schedule details our home equity loan originations by source for the nine month period ended March 31, 2004 and 2003 (in thousands):

                                                                     NINE MONTHS ENDED
                                                                         MARCH 31,
                                                                   ---------------------
                                                                     2004        2003
                                                                   --------   ----------
        Direct channel ........................................    $281,435   $  378,773
        Retail branches .......................................         649      123,569
        Broker channel ........................................      79,861      441,169
        Bank Alliance Services program  .......................     106,640      140,659
                                                                   --------   ----------
        Total home equity loans ...............................    $468,585   $1,084,170
                                                                   ========   ==========


   During the first nine months of fiscal 2004, our subsidiary, American Business Credit, Inc., did not originate any business purpose loans. During the nine months ended March 31, 2003, American Business Credit, Inc. originated $93.2 million of business purpose loans. Previously discussed liquidity issues have substantially reduced our ability to originate business purpose loans during the first three quarters of fiscal 2004. Pursuant to our adjusted business strategy and depending on the availability of a credit facility to fund business purpose loans, we may continue to originate business purpose loans, however at lower volumes, to meet demand in the whole loan sale and securitization markets. See "-- Business Strategy."

   FISCAL YEAR ENDED JUNE 30, 2003. For fiscal 2003, a net loss of $29.9 million was recorded as compared to $7.9 million net income for fiscal 2002. The loss was primarily due to our inability to complete our typical quarterly securitization of loans during the fourth quarter of our fiscal year as well as $45.2 million of net pre-tax charges for valuation adjustments recorded on our securitization assets during the 2003 fiscal year, compared to $22.1 million of pre-tax charges for valuation adjustments in fiscal 2002.

   During fiscal 2003, we recorded total pre-tax valuation adjustments on our interest-only strips and servicing rights of $63.1 million, which primarily reflect the impact of higher than anticipated prepayments on securitized loans experienced in fiscal 2003 due to the low interest rate environment experienced during fiscal 2003. The pre-tax valuation adjustments charged to the income statement were partially offset by $17.9 million of positive adjustments due to the impact of a decrease in the discount rates used to value our securitization assets, resulting in the $45.2 million of net pre-tax charges for net valuation adjustments reflected on the income statement as an expense. We reduced the discount rates on our interest-only strips and our servicing rights primarily to reflect the impact of the sustained decline in market interest rates. The discount rate on the projected residual cash flows from our interest-only strips was reduced from 13% to 11% at June 30, 2003. The discount rate used to determine the fair value of the overcollateralization portion of the cash flows from our interest-only strips was minimally impacted by the decline in interest rates and remained at 7% on average. As a result, the blended rate used to value our interest-only strips, including the overcollateralization cash flows, was 9% at June 30, 2003. The discount rate on our servicing rights was reduced from 11% to 9% at June 30, 2003. See "-- Securitizations -- Discount Rates" and "-- Securitizations -- Servicing Rights" for more detail.

   Our inability to complete our typical publicly underwritten securitization during the fourth quarter of fiscal 2003 was the result of our investment bankers' decision in late June not to underwrite the contemplated June 2003 securitization transaction. Management believes that a number of factors contributed to this decision, including a highly-publicized lawsuit finding liability of an underwriter in connection with the securitization of loans for another unaffiliated subprime lender, an inquiry by the Civil Division of the U.S. Attorney's Office in Philadelphia regarding our forbearance practices, an anonymous letter regarding us received by our investment bankers, the recent enforcement action of the SEC against another unaffiliated subprime lender related to its loan restructuring practices and related disclosure, a federal regulatory agency investigation of practices by another subprime servicer and our investment bankers' prior experience with securitization transactions with non-affiliated originators.

   The diluted loss per common share for fiscal 2003 was $9.32 per share on average common shares of 3,210,000 compared to diluted net income per share of $2.26 per share on average common shares of 3,471,000 for fiscal 2002. Dividends of $0.291 and $0.255 per share were paid for fiscal years ended June 30,

2003 and 2002, respectively. The common dividend payout ratio based on diluted earnings per share was 11.2% for fiscal 2002.

   In fiscal 1999, the Board of Directors initiated a stock repurchase program in view of the price level of our common stock, which at the time traded and has continued to trade at below book value. In addition, our consistent earnings growth at that time did not result in a corresponding increase in the market value of our common stock. The repurchase program was extended in fiscal 2000, 2001 and 2002. The total number of shares repurchased under the stock repurchase program was: 117,000 shares in fiscal 1999; 327,000 shares in fiscal 2000; 627,000 shares in fiscal 2001; and 352,000 shares in fiscal 2002. The cumulative effect of the stock repurchase program was an increase in diluted net earnings per share of $0.41 and $0.32 for the years ended 2002 and 2001, respectively. We currently have no plans to continue to repurchase additional shares or extend the repurchase program.

   On August 21, 2002, the Board of Directors declared a 10% stock dividend, which was paid on September 13, 2002 to shareholders of record on September 3, 2002. As a result of the stock dividend, all outstanding stock options and related exercise prices were adjusted. Accordingly, we adjusted all outstanding common shares, earnings per common share, average common share and stock option amounts presented in this document to reflect the effect of this stock dividend. Amounts presented for fiscal 2001 and 2000 have been similarly adjusted for the effect of a 10% stock dividend declared on October 1, 2001 which was paid on November 5, 2001 to shareholders of record on October 22, 2001.

   In December 2002, our shareholders approved an increase in the number of shares of authorized preferred stock from 1.0 million shares to 3.0 million shares. The preferred shares may be used to raise equity capital, redeem outstanding debt or acquire other companies, although no such acquisitions are currently contemplated. The Board of Directors has discretion with respect to designating and establishing the terms of each series of preferred stock prior to issuance.

   The following schedule details our loan originations during the fiscal years ended June 30, 2003, 2002 and 2001 (in thousands):

                                                                             YEAR ENDED JUNE 30,
                                                                   -------------------------------------
                                                                      2003         2002          2001
                                                                   ----------   ----------    ----------
    Business purpose loans.....................................    $  122,790   $  133,352    $  120,537
    Home equity loans..........................................     1,543,730    1,246,505     1,096,440
                                                                   ----------   ----------    ----------
                                                                   $1,666,520   $1,379,857    $1,216,977
                                                                   ==========   ==========    ==========


   Loan originations for our subsidiary, American Business Credit, Inc., which offers business purpose loans secured by real estate, decreased $10.6 million, or 7.9%, for the year ended June 30, 2003, to $122.8 million from $133.4 million for the year ended June 30, 2002.

   Home equity loans originated by our subsidiaries, HomeAmerican Credit, Inc., doing business as Upland Mortgage, and American Business Mortgage Services, Inc., and purchased through the Bank Alliance Services program, increased $297.2 million, or 23.8%, for the year ended June 30, 2003, to $1.5 billion from $1.2 billion for the year ended June 30, 2002. American Business Mortgage Services, Inc. home equity loan originations for the fiscal year ended June
30, 2003 increased by $157.4 million, or 32.4%, over the prior year period. In addition, the historically low interest rate environment and productivity gains in our Upland Mortgage branch operations have resulted in an increase in loan originations of $33.1 million, or 26.0%, over the prior year period. The Bank Alliance Services program's loan originations for the fiscal year ended June 30, 2003 increased $56.0 million, or 38.4%, over the comparable prior year period. Based on our business strategy, which emphasizes whole loan sales and smaller securitizations and reducing costs, effective June 30, 2003 we no longer originate loans through our retail branches, which were a high cost origination channel, and plan to increase our focus on broker and Bank
Alliance Services' origination sources.

NINE MONTHS ENDED MARCH 31, 2004 COMPARED TO NINE MONTHS ENDED MARCH 31, 2003

   TOTAL REVENUES. For the first nine months of fiscal 2004 total revenues decreased $148.6 million, or 67.3%, to $72.2 million from $220.9 million for the first nine months of fiscal 2003. Our ability to borrow under credit facilities to finance new loan originations was limited for much of the first six months of fiscal 2004 and our inability to complete a securitization in the first and third quarters of fiscal 2004 accounted for this decrease in total revenues.

   GAIN ON SALE OF LOANS - SECURITIZATIONS. For the nine months ended March 31, 2004, gains of $15.1 million were recorded on the securitization of $141.5 million of loans. This was a decrease of $155.3 million, or 91.1% below gains of $170.4 million recorded on securitizations of $1.2 billion of loans for the nine months ended March 31, 2003.

   The decrease in securitization gains for the nine months ended March 31, 2004 was due to our inability to complete securitizations of loans during the first and third quarters and our reduced level of loan originations during the first nine months of fiscal 2004. We completed a privately-placed securitization, with servicing released, recognizing gains on $136.0 million of loans in the second quarter. The $15.1 million in gains recorded in the nine months ended March 31, 2004 resulted from $136.0 million of loans securitized in the second quarter, the sale of $5.5 million of loans into an off-balance sheet facility before its expiration on July 5, 2003 and additional gains realized from our residual interests in the $35.0 million of loans remaining in the off-balance sheet facility from June 30, 2003.

   GAIN ON SALE OF LOANS - WHOLE LOAN SALES. For the nine months ended March 31, 2004, gains on whole loan sales increased to $10.2 million from gains of $29 thousand for the nine months ended March 31, 2003. The volume of whole loan sales increased $479.6 million, to $481.8 million for the nine months ended March 31, 2004 from $2.2 million for the nine months ended March 31, 2003. The increase in the volume of whole loan sales for the nine months ended March 31, 2004 resulted from management's decision to adjust its business strategy to emphasize more whole loan sales and our inability to complete securitizations in the fourth quarter of fiscal 2003 and the first and third quarters of fiscal 2004. See "-- Business Strategy" and "-- Liquidity and Capital Resources" for further detail.

   INTEREST AND FEES. For the nine months ended March 31, 2004, interest and fee income decreased $1.7 million, or 12.7%, to $11.7 million compared to $13.4 million in the same period of fiscal 2003. Interest and fee income consists primarily of interest income earned on loans available for sale, interest income on invested cash and other ancillary fees collected in connection with loans originated and sold during the same quarter.

   The following schedule details interest and fees (in thousands):

                                                                       NINE MONTHS ENDED
                                                                           MARCH 31,
                                                                       -----------------
                                                                        2004       2003
                                                                       -------   -------
        Interest on loans and invested cash .......................    $ 8,975   $ 6,842
        Other fees ................................................      2,715     6,551
                                                                       -------   -------
        Total interest and fees ...................................    $11,690   $13,393
                                                                       =======   =======


   During the nine months ended March 31, 2004, interest income increased $2.1 million, or 31.2%, to $9.0 million from $6.8 million for the nine months ended March 31, 2003. The increase for the nine-month period resulted from our carrying a higher average loan balance during the first and third quarters of fiscal 2004 as compared to fiscal 2003 due to our inability to complete securitizations in the fourth quarter of fiscal 2003 and the first and third quarters of fiscal 2004. This increase was offset by a decrease of $0.5 million of investment interest income due to lower invested cash balances and lower interest rates on invested cash balances due to general decreases in market interest rates.

   Other fees decreased $3.8 million for the nine months ended March 31, 2004, or 58.6%, to $2.7 million from $6.6 million for the nine months ended March 31, 2003. These decreases were mainly due to our reduced ability to originate loans during the period. Our ability to collect certain fees in connection with loans we originate and sell in the future may be impacted by proposed laws and regulations by various authorities. See "-- Legal and Regulatory Considerations."

   INTEREST ACCRETION ON INTEREST-ONLY STRIPS. Interest accretion of $30.9 million were earned in the nine months ended March 31, 2004 compared to $34.4 million in the nine months ended March 31, 2003. The decrease reflects the decline in the balance of our interest-only strips of $113.2 million, or 18.6%, to $496.7 million at March 31, 2004 from $609.9 million at March 31, 2003. However, cash flows from interest-only strips for the nine months ended March 31, 2004 totaled $111.8 million, an increase of $55.4 million from the nine months ended March 31, 2003 due to additional securitizations reaching final target overcollateralization levels and stepdown overcollateralization levels.

   SERVICING INCOME. Servicing income is comprised of contractual and ancillary fees collected on securitized loans serviced for others, less amortization of the servicing rights assets that are recorded at the time loans are securitized. Ancillary fees include prepayment fees, late fees and other servicing fee compensation. For the nine months ended March 31, 2004, servicing income increased $1.1 million, or 42.9%, to $3.8 million from $2.7 million for the nine months ended March 31, 2003. Because loan prepayment levels in the first nine months of fiscal 2004 increased from the first nine months of fiscal 2003, the amortization of servicing rights has also increased. Amortization is recognized in proportion to contractual and ancillary fees collected. Therefore the collection of additional prepayment fees in the first nine months of fiscal 2004 has resulted in higher levels of amortization.

   The following table summarizes the components of servicing income for the nine months ended March 31, 2004 and 2003 (in thousands):

                                                                      NINE MONTHS ENDED
                                                                          MARCH 31,
                                                                     -------------------
                                                                       2004       2003
                                                                     --------   --------
        Contractual and ancillary fees ..........................    $ 34,777   $ 32,682
        Amortization of servicing rights ........................     (30,967)   (30,015)
                                                                     --------   --------
        Net servicing income ....................................    $  3,810   $  2,667
                                                                     ========   ========


EXPENSES

   TOTAL EXPENSES. Total expenses decreased $8.7 million, or 4.1%, to $205.3 million for the nine months ended March 31, 2004 compared to $214.0 million for the nine months ended March 31, 2003. The decrease for the nine-month period was mainly a result of decreases in losses on derivative financial instruments classified as trading, sales and marketing expenses, general and administrative expenses and interest expense during the nine months ended March 31, 2004, partially offset by increases in employee related costs, provision for loan losses and securitization assets valuation adjustments.

   INTEREST EXPENSE. The three major components of interest expense are interest on subordinated debentures, interest on warehouse lines of credit used to fund loans, and interest on senior collateralized subordinated notes. During the first nine months of fiscal 2004, interest expense decreased $0.7 million, or 1.3%, to $50.4 million compared to $51.1 million for the nine months ended March 31, 2003.

   The decrease in interest expense for the nine months ended March 31, 2004 was primarily attributable to the decline in average subordinated debentures outstanding as a result of the first exchange offer, partially offset by higher average outstanding balances under warehouse lines of credit and interest expense on senior collateralized subordinated notes issued in the first exchange offer.

   The following schedule details interest expense (in thousands):

                                                                       NINE MONTHS ENDED
                                                                           MARCH 31,
                                                                       -----------------
                                                                        2004       2003
                                                                       -------   -------
        Interest on subordinated debentures .......................    $46,705   $49,997
        Interest to fund loans ....................................      2,435       989
        Interest on senior collateralized subordinated notes  .....      1,144        --
        Other interest ............................................         85        71
                                                                       -------   -------
        Total interest expense ....................................    $50,369   $51,057
                                                                       =======   =======


   Average subordinated debentures outstanding during the nine months ended March 31, 2004 were $670.6 million compared to $684.2 million during the nine months ended March 31, 2003. Average interest rates paid on subordinated debentures outstanding decreased to 8.99% during the nine months ended March 31, 2004 from 9.42% during the nine months ended March 31, 2003.

   Rates offered on subordinated debentures were reduced beginning in the fourth quarter of fiscal 2001 and had continued downward through the fourth quarter of fiscal 2003 in response to decreases in market interest rates as well as declining cash needs during that period. The weighted-average interest rate of subordinated debentures issued at its peak rate, which was the month of February 2001, was 11.85% compared to the average interest rate of subordinated debentures issued in the month of June 2003 of 7.49%. The weighted-average interest rate on subordinated debentures issued during the month of March 2004 was 10.91%, an increase that reflects our financial condition. We expect to reduce the interest rates offered on subordinated debentures over time as our business and cash needs, our financial condition, liquidity, future results of operations, market interest rates and competitive factors permit.

   The average outstanding balances under warehouse lines of credit were $113.5 million during the nine months ended March 31, 2004, compared to $42.3 million during the nine months ended March 31, 2003. The increase in the average balance on warehouse lines was due to a higher volume of loans held on balance sheet during fiscal 2004. Interest rates paid on warehouse lines are generally based on one-month LIBOR plus an interest rate spread ranging from 2.00% to 2.50%. One-month LIBOR has decreased from approximately 1.3% at March 31, 2003 to 1.1% at March 31, 2004.

   PROVISION FOR CREDIT LOSSES.The provision for credit losses on loans and leases available for sale for the nine months ended March 31, 2004 increased $8.1 million, or 173.8%, to $12.8 million, compared to $4.7 million for the nine months ended March 31, 2003. The increase in the provision for loan losses for the nine month period ended March 31, 2004 was primarily due to the higher amounts of loans repurchased from securitization trusts. A related allowance for loan losses on repurchased loans is included in our provision for credit losses in the period of repurchase. During the nine months ended March 31, 2004 we repurchased $37.0 million of loans from securitization trusts, compared to $19.5 million of loan repurchases for the comparable period in fiscal 2003. Principal loss severity on repurchased loans generally ranged from 15% to 35%. See "-- Securitizations -- Trigger Management" for further discussion of repurchases from securitization trusts.

   Non-accrual loans were $5.7 million at March 31, 2004, compared to $5.4 million at June 30, 2003 and $5.9 million at March 31, 2003. See "-- Total Portfolio Quality" for further detail.

   The allowance for credit losses was $2.3 million, or 1.8% of loans and leases available for sale at March 31, 2004 compared to $2.8 million or 1.0% of loans and leases available for sale at June 30, 2003 and $2.0 million, or 3.6% of loans and leases available for sale at March 31, 2003. The allowance for credit losses as a percentage of loans available for sale at March 31, 2004 increased from June 30, 2003 due to the decrease in the balance of accruing loans available for sale relative to the amount of more heavily reserved non-accrual loans carried on our balance sheet. Compared to March 31, 2003, the allowance as a percentage of loans available for sale decreased due to the higher balance of accruing loans. See "-- Total Portfolio Quality" for a discussion of non-accrual loans carried on our balance sheet. Although we maintain an allowance for credit losses at the level we consider adequate to provide for potential losses, there can be no assurances that actual losses will not exceed the estimated amounts or that an additional provision will not be required, particularly if economic conditions deteriorate.

   The following table summarizes changes in the allowance for credit losses for the nine months ended March 31, 2004 and 2003 (in thousands):

                                                                       NINE MONTHS ENDED
                                                                           MARCH 31,
                                                                      ------------------
                                                                        2004       2003
                                                                      --------   -------
        Balance at beginning of period ...........................    $  2,848   $ 3,705
        Provision for credit losses ..............................      12,846     4,692
        (Charge-offs) recoveries, net ............................     (13,418)   (6,444)
                                                                      --------   -------
        Balance at end of period .................................    $  2,276   $ 1,953
                                                                      ========   =======


   The following tables summarize the changes in the allowance for credit losses by loan and lease type (in thousands):


                                                                                       BUSINESS      HOME
                                                                                        PURPOSE     EQUITY     EQUIPMENT
NINE MONTHS ENDED MARCH 31, 2004:                                                        LOANS       LOANS      LEASES       TOTAL
---------------------------------                                                      --------    --------    ---------   --------
Balance at beginning of period .....................................................    $   593    $  2,085      $ 170     $  2,848
Provision for credit losses ........................................................      2,968      10,088       (210)      12,846
(Charge-offs) recoveries, net ......................................................     (3,058)    (10,400)        40      (13,418)
                                                                                        -------    --------      -----     --------
Balance at end of period ...........................................................    $   503    $  1,773      $  --     $  2,276
                                                                                        =======    ========      =====     ========



                                                                                         BUSINESS     HOME
                                                                                         PURPOSE     EQUITY    EQUIPMENT
NINE MONTHS ENDED MARCH 31, 2003:                                                         LOANS      LOANS      LEASES      TOTAL
---------------------------------                                                        --------    -------    ---------   -------
Balance at beginning of period .......................................................    $ 1,388    $ 1,998      $ 319     $ 3,705
Provision for credit losses ..........................................................      1,079      3,257        356       4,692
(Charge-offs) recoveries, net ........................................................     (1,867)    (4,118)      (459)     (6,444)
                                                                                          -------    -------      -----     -------
Balance at end of period .............................................................    $   600    $ 1,137      $ 216     $ 1,953
                                                                                          =======    =======      =====     =======


   The following table summarizes net charge-off experience by loan type for the nine months ended March 31, 2004, and 2003 (in thousands):

                                                                           NINE MONTHS
                                                                              ENDED
                                                                            MARCH 31,
                                                                        ----------------
                                                                         2004      2003
                                                                        -------   ------
        Business purpose loans .....................................    $ 3,058   $1,867
        Home equity loans ..........................................     10,400    4,118
        Equipment leases ...........................................        (40)     459
                                                                        -------   ------
        Total ......................................................    $13,418   $6,444
                                                                        =======   ======


   EMPLOYEE RELATED COSTS. For the nine months ended March 31, 2004, employee related costs increased $6.9 million, or 22.9%, to $36.8 million from $30.0 million in the prior year. The increase in employee related costs for the nine months ended March 31, 2004 was primarily attributable to a decrease in the amount of expenses deferred under SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases," referred to as SFAS No. 91 in this document, due to the reduction in loan originations and the inability to defer loan origination costs under SFAS No. 91. The decrease in SFAS No. 91 deferrals totaled $23.2 million. Decreases in loan origination commissions, base salaries due to the workforce reductions discussed below, and bonuses partially offset the effect of reduced SFAS No. 91 cost deferrals.

   Total employees at March 31, 2004 were 781 compared to 1,093 at March 31, 2003. From June 30, 2003 to March 31, 2004, our workforce has decreased by approximately 340 employees. With our business strategy's focus on whole loan sales and offering a broader mortgage product line that we expect will appeal to a wider array of customers, we currently require a smaller employee base with fewer sales, servicing and support positions and we reduced our workforce by approximately 250 employees. In addition, we experienced a net loss of approximately 90 additional employees who have resigned since June 30, 2003. These workforce reductions and resignations represent a 30% decrease in staffing levels from June 30, 2003. As part of our business strategy's focus on offering a broader mortgage product line, we have added 101 employees in our broker business since December 31, 2003.

   SALES AND MARKETING EXPENSES. For the nine months ended March 31, 2004, sales and marketing expenses decreased $9.6 million, or 47.7%, to $10.5 million from $20.1 million for the nine months ended March 31, 2003. The decreases were primarily due to decreases in expenses for direct mail advertising and broker commissions for home equity and business loan originations. We expect to continue streamlining our sales and marketing costs in the future by offering a wider array of loan products that we believe will enable us to increase our loan origination conversion rates. By increasing our conversion rates, we expect to be able to lower our overall sales and marketing costs per dollar originated. See "-- Business Strategy" for further discussion.

   TRADING (GAINS) AND LOSSES. For the nine months ended March 31, 2004, we recognized net gains of $6.8 million on derivative financial instruments and hedged items, compared to net losses of $5.3 million for the nine months ended March 31, 2003. For more detail on our hedging and trading activities see
" -- Interest Rate Risk Management -- Strategies for Use of Derivative Financial Instruments."

   GENERAL AND ADMINISTRATIVE EXPENSES. For the nine months ended March 31, 2004, general and administrative expenses decreased $5.9 million, or 8.5%, to $63.7 million from $69.6 million for the nine months ended March 31, 2003. The decrease for the nine-month period was primarily attributable to a decrease of $12.6 million in costs associated with servicing and collecting our total managed portfolio including expenses associated with REO and delinquent loans, and a $5.2 million decrease in costs associated with customer retention incentives, partially offset by $8.9 million in fees on new credit facilities, a $1.6 million increase in professional fee expenses, a $1.1 million increase in business insurance expense, and a $0.7 million write-off of deferred selling costs related to the first exchange offer.

   SECURITIZATION ASSETS VALUATION ADJUSTMENT. During the nine months ended March 31, 2004, we recorded total pre-tax valuation adjustments on our securitization assets of $54.6 million, of which $37.8 million was reflected as an expense on the income statement and $16.7 million was reflected as an adjustment to other comprehensive income. During the nine months ended March 31, 2003, we recorded total pre-tax valuation adjustments on our securitization assets of $50.0 million, of which $33.3 million was reflected as an expense on the income statement and $16.7 million was reflected as an adjustment to other comprehensive income. See "-- Off-Balance Sheet Arrangements" and " -- Securitizations" for further detail of these adjustments.

YEAR ENDED JUNE 30, 2003 COMPARED TO YEAR ENDED JUNE 30, 2002

   TOTAL REVENUES. For fiscal 2003, total revenues decreased $6.5 million, or 2.6%, to $241.4 million from $247.9 million for fiscal 2002. Our inability to complete our typical quarterly securitization of loans during the fourth quarter of our fiscal year accounted for this decrease in total revenues.

   GAIN ON SALE OF LOANS -- SECURITIZATIONS. For the year ended June 30, 2003, gains of $171.0 million were recorded on the securitization of $1.4 billion of loans. This was a decrease of $14.6 million, or 7.9% over gains of $185.6 million recorded on securitizations of $1.4 billion of loans for the year ended June 30, 2002.

   The decrease in gains recorded was a direct result of our inability to complete a quarterly securitization during the fourth quarter of our fiscal year. During the year ended June 30, 2003, securitization gains as a percentage of loans securitized on our term securitization deals increased to 14.6% on loans securitized from 13.9% on loans securitized for the year ended June 30, 2002. Securitization gains as a percentage of loans securitized through our off-balance sheet facility, however, decreased to 5.5% for the year ended June 30, 2003 from 12.9% for the year ended June 30, 2002. At June 30, 2003, the likelihood that the facility sponsor would ultimately transfer the underlying mortgage loans to a term securitization was significantly reduced and the amount of gain recognized for loans sold to this facility in the fourth quarter of fiscal 2003 was based on terms expected in a whole loan sale transaction. Our ability to sell loans into this facility expired pursuant to its terms on July 5, 2003. See "-- Securitizations" for further discussion of this facility.

   During fiscal 2003, we saw increases in interest rate spreads on our three permanent securitizations that increased residual cash flows to us and the amount of cash we received at the closing of a securitization from notional bonds or premiums on the sale of trust certificates. Increases in the cash received at the closing of a securitization and residual cash flows resulted in increases in the gains we recognized on the sale of loans into securitizations as compared to the year ended June 30, 2002. See "-- Securitizations" for further detail of how securitization gains are calculated.

   The increase in interest rate spread realized in term securitization transactions during the year ended June 30, 2003 compared to the year ended June 30, 2002 resulted from decreases in pass-through interest rates on investor certificates issued by securitization trusts. For loans securitized during the year ended June 30, 2003, the weighted average loan interest rate was 10.82%, a 58 basis point decrease from the weighted average interest rate of 11.40% on loans securitized during the year ended June 30, 2002. However, the weighted average interest rate on trust certificates issued in mortgage loan securitizations during the year ended June 30, 2003 was 4.47%, a 104 basis point decrease from 5.51% during the year ended June 30, 2002. The resulting net improvement in interest rate spread was approximately 46 basis points.

   The improvement in the interest rate spread through fiscal 2002 to the third quarter of fiscal 2003 enabled us to enter into securitization transactions structured to provide cash at the closing of our term securitizations through the sale of notional bonds, sometimes referred to as interest-only bonds, or the sale of trust certificates at a premium to total loan collateral. During the year ended June 30, 2003 we received additional cash at the closing of our three securitizations, due to these modified structures, of $30.2 million compared to $32.9 million received for four securitizations for fiscal 2002. Securitization gains and cash received at the closing of securitizations were partially offset by initial overcollateralization requirements of $10.6 million in fiscal 2003. There was no initial overcollateralization requirement in fiscal 2002.

   The Office of Thrift Supervision has adopted a rule effective in July 2003, which precludes us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws and regulations on new loan originations. Under the provisions of this rule we are required to modify or eliminate the practice of charging a prepayment fee and other fees in some of the states where we originate loans. This new rule will potentially reduce the gain on sale recorded in new securitizations in two ways. First, because the percentage of loans with prepayment fees will be reduced, the prepayment rates on securitized loan pools may increase and therefore the value of our interest-only strips will decrease due to the shorter average life of the securitized loan pool. Second, the value of our servicing rights retained in a securitization may decrease due to a reduction in our ability to charge certain fees. We are continuing to evaluate the impact of the adoption of this rule on our future lending activities and results of operations.

   GAIN ON SALE OF LOANS -- WHOLE LOAN SALES. Gains on whole loan sales decreased $1.7 million, to $0.7 million for the year ended June 30, 2003 from $2.4 million for the year ended June 30, 2002. The volume of whole loan sales decreased 51.4%, to $28.0 million for the year ended June 30, 2003 from $57.7 million for the year ended June 30, 2002. The decrease in the volume of whole loan sales for the year ended June 30, 2003 resulted from management's decision to securitize additional loans as the securitization market's experience during the past year was more favorable than the whole loan sale market. However, our inability to complete a securitization in the fourth quarter of fiscal 2003 created a need for short-term liquidity which resulted in management utilizing whole loan sales to sell our fourth quarter of fiscal 2003 loan originations. See "-- Overview" and "-- Liquidity and Capital Resources" for further detail.

   INTEREST AND FEES. For the year ended June 30, 2003, interest and fee income increased $0.5 million, or 2.7%, to $19.4 million compared to $18.9 million in the same period of fiscal 2002. Interest and fee income consists primarily of interest income earned on loans available for sale, interest income on invested cash and other ancillary fees collected in connection with loan and lease originations.

   During the year ended June 30, 2003, total interest income increased $1.0 million, or 10.5%, to $10.5 million from $9.5 million for the year ended June 30, 2002. Loan interest income increased $2.1 million from June 30, 2002 as a result of our carrying a higher average loan balance during fiscal 2003 as compared to fiscal 2002. This increase was offset by a decrease of $1.1 million of investment interest income due to lower interest rates earned on invested cash balances caused by general decreases in market interest rates.

   Other fees decreased $0.5 million for fiscal 2003 compared to the same periods in fiscal 2002. The decrease was mainly due to a decrease in leasing income, which resulted from our decision in fiscal 2000 to discontinue the origination of new leases. Our ability to collect certain fees on loans we originate in the future may be impacted by proposed laws and regulations by various authorities.

   INTEREST ACCRETION ON INTEREST-ONLY STRIPS. Interest accretion of $47.3 million was earned in the year ended June 30, 2003 compared to $35.4 million in the year ended June 30, 2002. The increase reflects the growth in the balance of our interest-only strips of $85.7 million, or 16.7%, to $598.3 million at June 30, 2003 from $512.6 million at June 30, 2002. In addition, cash flows from interest-only strips for the year ended June 30, 2003 totaled $87.2 million, an increase of $26.9 million, or 50.4%, from the year ended June 30, 2002 due to the larger size of our more recent securitizations and additional securitizations reaching final target overcollateralization levels and stepdown overcollateralization levels.

   SERVICING INCOME. Servicing income is comprised of contractual and ancillary fees collected on securitized loans serviced for others, less amortization of the servicing rights assets that are recorded at the time loans are securitized. Ancillary fees include prepayment fees, late fees and other servicing fee compensation. For the year ended June 30, 2003, servicing income decreased $2.4 million, or 44.4%, to $3.1 million from $5.5 million for the year ended June 30, 2002. Because loan prepayment levels in fiscal 2003 increased from fiscal 2002, the amortization of servicing rights has also increased. Amortization is recognized in proportion to contractual and ancillary fees collected. Therefore the collection of additional prepayment fees in fiscal 2003 has resulted in higher levels of amortization.

   The following table summarizes the components of servicing income for the years ended June 30, 2003, 2002 and 2001 (in thousands):

                                                                                                      YEAR ENDED JUNE 30,
                                                                                                -------------------------------
                                                                                                  2003       2002        2001
                                                                                                --------   --------    --------
    Contractual and ancillary fees..........................................................    $ 44,935   $ 35,314    $ 25,651
    Amortization of servicing rights........................................................     (41,886)   (29,831)    (19,951)
                                                                                                --------   --------    --------
                                                                                                $  3,049   $  5,483    $  5,700
                                                                                                ========   ========    ========


   TOTAL EXPENSES. Total expenses increased $56.0 million, or 23.9%, to $290.4 million for the year ended June 30, 2003 compared to $234.4 million for the year ended June 30, 2002. As described in more detail below, this increase was mainly a result of increases in securitization asset valuation adjustments recorded during the year ended June 30, 2003, increases in employee related costs and increases in general and administrative expenses.

   INTEREST EXPENSE. During fiscal 2003, interest expense decreased $0.6 million, or 0.9%, to $68.1 million compared to $68.7 million for fiscal 2002. Average subordinated debentures outstanding during the year ended June 30, 2003 was $690.7 million compared to $615.2 million during the year ended June 30, 2002. Average interest rates paid on subordinated debentures outstanding decreased to 9.27% during the year ended June 30, 2003 from 10.64% during the year ended June 30, 2002.

   Rates offered on subordinated debentures were reduced beginning in the fourth quarter of fiscal 2001 and have continued downward through the fourth quarter of fiscal 2003 in response to decreases in market interest rates as well as declining cash needs during that period. The average interest rate of subordinated debentures issued at its peak rate, which was the month of February 2001, was 11.85% compared to the average interest rate of subordinated debentures issued in the month of June 2003 of 7.49%. We expect the average interest rate paid on subordinated debentures to remain near current levels provided that market rates do not significantly increase.

   The average outstanding balances under warehouse lines of credit were $51.1 million during the year ended June 30, 2003, compared to $29.5 million during the year ended June 30, 2002. The increase in the average balance on warehouse lines was due to a higher volume of loans originated and lower average cash balances available for loan funding during the period. Interest rates paid on warehouse lines are generally based on one-month LIBOR plus an interest rate spread ranging from 0.95% to 1.75%. One-month LIBOR has decreased from approximately 1.8% at June 30, 2002 to 1.12% at June 30, 2003.

   PROVISION FOR CREDIT LOSSES. The provision for credit losses on loans and leases available for sale increased $0.1 million, or 1.5%, to $6.6 million for the year ended June 30, 2003 from $6.5 million for the year ended June 30, 2002. A related allowance for loan losses on repurchased loans is included in our provision for credit losses in the period of repurchase. See "-- Securitizations -- Trigger Management" for further discussion of repurchases from securitization trusts. Non-accrual loans were $5.4 million at June 30, 2003, compared to $7.0 million at June 30, 2002. See "-- Total Portfolio Quality" for further detail.

   The allowance for credit losses was $2.8 million, or 1.0% of loans and leases available for sale at June 30, 2003 compared to $3.7 million, or 6.0% of loans and leases available for sale at June 30, 2002. The allowance for credit losses as a percentage of gross receivables decreased from June 30, 2002 due to the decrease of the non-accrual loan balance being carried on our balance sheet at June 30, 2003 as well as an increase in the balance of loans available for sale. Although we maintain an allowance for credit losses at the level we consider adequate to provide for potential losses, there can be no assurances that actual losses will not exceed the estimated amounts or that an additional provision will not be required, particularly if economic conditions deteriorate.

   The following table summarizes changes in the allowance for credit losses for the years ended June 30, 2003, 2002 and 2001 (in thousands):

                                                                                                       YEAR ENDED JUNE 30,
                                                                                                   ----------------------------
                                                                                                    2003       2002      2001
                                                                                                   -------   -------    -------
    Balance at beginning of period.............................................................    $ 3,705   $ 2,480    $ 1,289
    Provision for credit losses................................................................      6,553     6,457      5,190
    (Charge-offs) recoveries, net..............................................................     (7,410)   (5,232)    (3,999)
                                                                                                   -------   -------    -------
    Balance at end of period...................................................................    $ 2,848   $ 3,705    $ 2,480
                                                                                                   =======   =======    =======


   The following table summarizes the changes in the allowance for credit losses by loan and lease type for the fiscal year ended June 30, 2003 (in thousands):


                                                                                         BUSINESS      HOME
                                                                                          PURPOSE     EQUITY    EQUIPMENT
YEAR ENDED JUNE 30, 2003:                                                                  LOANS      LOANS      LEASES      TOTAL
-------------------------                                                                --------    -------    ---------   -------
Balance at beginning of period .......................................................    $ 1,388    $ 1,998      $ 319     $ 3,705
Provision for credit losses ..........................................................      1,189      5,000        364       6,553
(Charge-offs) recoveries, net ........................................................     (1,984)    (4,913)      (513)     (7,410)
                                                                                          -------    -------      -----     -------
Balance at end of period .............................................................    $   593    $ 2,085      $ 170     $ 2,848
                                                                                          =======    =======      =====     =======


   The following table summarizes net charge-off experience by loan type for the fiscal years ended June 30, 2003, 2002 and 2001 (in thousands):

                                                                                                         YEAR ENDED JUNE 30,
                                                                                                      -------------------------
                                                                                                       2003     2002      2001
                                                                                                      ------   ------    ------
    Business purpose loans........................................................................    $1,984   $  924    $1,374
    Home equity loans.............................................................................     4,913    2,892     1,634
    Equipment leases..............................................................................       513    1,416       991
                                                                                                      ------   ------    ------
    Total.........................................................................................    $7,410   $5,232    $3,999
                                                                                                      ======   ======    ======

   EMPLOYEE RELATED COSTS. For the year ended June 30, 2003, employee related costs increased $5.3 million, or 14.6%, to $41.6 million from $36.3 million in the prior year. The increase in employee related costs for the year ended June 30, 2003 was primarily attributable to additions of personnel to originate, service and collect loans. Total employees at June 30, 2003 were 1,119 compared to 1,019 at June 30, 2002. Increases in payroll and benefits expenses for the increased number of employees were offset by reductions of management bonus accruals due to our overall financial performance in fiscal 2003. The remaining increase was attributable to annual salary increases as well as increases in the costs of providing insurance benefits to employees during fiscal 2003.

   Since June 30, 2003, we reduced our workforce by approximately 225 employees. With our business strategy's focus on whole loan sales and offering a broader mortgage product line that we expect will appeal to a wider array of customers, we currently require a smaller employee base with fewer sales, servicing and support positions. These workforce reductions represent more than a 20% decrease in staffing levels. In addition, we experienced the loss of approximately 168 additional employees, a 15% reduction, who have resigned since June 30, 2003.

   SALES AND MARKETING EXPENSES. For the year ended June 30, 2003, sales and marketing expenses increased $1.8 million, or 7.0%, to $27.8 million from $26.0 million for the year ended June 30, 2002. The increase was primarily due to increases in expenses for direct mail advertising and broker commissions for home equity and business loan originations partially offset by decreases in newspaper advertisements for subordinated debentures. We expect to be able to streamline our sales and marketing costs in the future by offering a wider array of loan products and targeting segments that we believe will enable us to increase our loan origination conversion rates. By increasing our conversion rates, we expect to be able to lower our overall sales and marketing costs per dollar originated. See "-- Business Strategy" for further discussion.

   GENERAL AND ADMINISTRATIVE EXPENSES. For the year ended June 30, 2003, general and administrative expenses increased $26.3 million, or 35.2%, to $101.2 million from $74.9 million for the year ended June 30, 2002. This increase was primarily attributable to increases of approximately $16.9 million in costs associated with servicing and collecting our larger total portfolio including expenses associated with REO and delinquent loans, $8.0 million increase in costs associated with customer retention incentives and an increase of $3.9 million in net losses on interest rate swaps.

   SECURITIZATION ASSETS VALUATION ADJUSTMENT. During fiscal 2003, write downs through the Statement of Income of $45.2 million were recorded compared to $22.1 million for fiscal 2002. Of these adjustments, $39.9 million and $22.1 million were write downs of our interest-only strips in fiscal 2003 and 2002, respectively. The remaining $5.3 million in fiscal 2003 was a write down of our servicing rights. These adjustments primarily reflect the impact of higher prepayment experience on home equity loans than anticipated during the periods. The valuation adjustment recorded on securitization assets in fiscal 2003 was reduced by a $17.9 million favorable valuation impact to the income statement as a result of reducing the discount rates applied in valuing the securitization assets at June 30, 2003. The discount rates were reduced at June 30, 2003 primarily to reflect the impact of the sustained decline in market interest rates. The discount rate on the projected residual cash flows from our interest-only strips was reduced from 13% to 11% at June 30, 2003. The discount rate used to determine the fair value of the overcollateralization portion of the cash flows from our interest-only strips was minimally impacted by the decline in interest rates and remained at 7% on average. As a result, the blended rate used to value our interest-only strips, including the overcollateralization cash flows, was 9% at June 30, 2003. The discount rate on our servicing rights was reduced from 11% to 9% at June 30, 2003. The adjustments were considered to be other than temporary and were therefore recorded as an adjustment to earnings in the current period in accordance with SFAS No. 115 and EITF 99-20 as they relate to interest-only strips and SFAS No. 140 as it relates to servicing rights. See "-- Securitizations" for further detail of these adjustments.

   PROVISION FOR INCOME TAX EXPENSE (BENEFIT). For fiscal 2003, the provision for income taxes decreased $24.8 million as a result of a $62.6 million decline in pre-tax income and a reduction in our effective tax rate from 42% to 39%. The change in the effective tax rate was made due to an anticipated decrease in our overall tax liabilities. The utilization of net operating loss carryforwards is not dependent on future taxable income from operations, but on the reversal of timing differences principally related to existing securitization assets. These timing differences are expected to absorb the available net operating loss carryforwards during the carryforward period.

YEAR ENDED JUNE 30, 2002 COMPARED TO YEAR ENDED JUNE 30, 2001

   TOTAL REVENUES. For fiscal 2002, total revenues increased $64.6 million, or 35.2%, to $247.9 million from $183.3 million for fiscal 2001. Growth in total revenue was mainly the result of increases in gains on the securitization of mortgage loans and increases in interest accretion earned on our interest-only strips.

   GAIN ON SALE OF LOANS - SECURITIZATIONS. For the year ended June 30, 2002, gains of $185.6 million were recorded on the securitization of $1.4 billion of loans. This represents an increase of $56.6 million, or 43.9%, over gains of $129.0 million recorded on securitizations of $1.1 billion of loans for the year ended June 30, 2001.

   The increase in securitization gains for the year ended June 30, 2002 was due to both an increase in interest rate spreads earned in our securitizations and an increase in the volume of loans securitized. The securitization gain as a percentage of loans securitized increased to 13.7% for the year ended June 30, 2002 from 11.7% on loans securitized for the year ended June 30, 2001. Increases in interest rate spreads increase expected residual cash flows to us and result in increases in the gains we recognize on the sale of loans into securitizations. See "-- Securitizations" for further detail of how securitization gains are calculated.

   The increase in interest rate spread for the year ended June 30, 2002 compared to the year ended June 30, 2001 resulted from decreases in pass-through interest rates on investor certificates issued by securitization trusts. For loans securitized during the year ended June 30, 2002, the average loan interest rate was 11.40%, a 0.50% decrease from 11.90% on loans securitized during the year ended June 30, 2001. However, the average interest rate on trust certificates issued in mortgage loan securitizations during the year ended June 30, 2002 was 5.51%, a 1.54% decrease from 7.05% during the year ended June 30, 2001. The resulting net improvement in interest rate spread was approximately 104 basis points.

   Also contributing to the increase in the securitization gain percentages for the year ended June 30, 2002, was the increase in the amount of cash received at the closing of our securitizations. The improvement in the interest rate spread this fiscal year enabled us to enter into securitization transactions structured to provide additional cash at the closing of the securitization through the sale of trust certificates to investors at a premium, or through the sale of notional bonds, sometimes referred to as interest-only bonds. During the year ended June 30, 2002 we received additional cash at the closing of our securitizations, due to these modified structures, of $32.9 million compared to $10.1 million in fiscal 2001. Securitization gains and cash received at the closing of securitizations were reduced by hedging losses of $9.4 million in fiscal 2002, compared to losses of $4.3 million in fiscal
2001.

   GAIN ON SALE OF LOANS -- WHOLE LOAN SALES. Gains on whole loan sales decreased $0.3 million, to $2.4 million for the year ended June 30, 2002 from $2.7 million for the year ended June 30, 2001. The volume of whole loan sales decreased 24.3%, to $57.7 million for the year ended June 30, 2002 from $76.3 million for the year ended June 30, 2001. The decrease in the volume of whole loan sales for the year ended June 30, 2002 resulted from management's decision to securitize additional loans in the favorable securitization market experienced during the year.

   INTEREST AND FEES. For the year ended June 30, 2002, interest and fee income decreased $0.9 million, or 4.8%, to $18.9 million compared to $19.8 million for the year ended June 30, 2001. Interest and fee income consists primarily of interest income earned on available for sale loans and other ancillary fees collected in connection with loans and leases.

   During the year ended June 30, 2002, interest income decreased $0.7 million, or 7.1%, to $9.5 million from $10.2 million for the year ended June 30, 2001. This decrease was due to a lower weighted-average interest rate on loans available for sale from the prior fiscal year and lower interest rates earned on invested cash balances due to general decreases in market interest rates. This decrease was partially offset by the effect of a modification of the terms of our securitizations beginning in the second quarter of fiscal 2001, which allowed us to retain interest income we had accrued up until the point of the sale. Prior to the second quarter of fiscal 2001, all accrued interest income was retained by the securitization trust when collected.

   Other fees decreased $0.2 million for the year ended June 30, 2002 from the prior year mainly due to the decrease in fees collected in connection with our leasing portfolio. Our leasing portfolio has decreased due to our decision in fiscal 2000 to discontinue the origination of new leases. The ability to collect certain fees on loans we originate in the future may be impacted by proposed laws and regulations by various authorities. See "Business -- Regulation" for more information regarding how our practices related to fees could be affected.

   INTEREST ACCRETION ON INTEREST-ONLY STRIPS. Interest accretion of $35.4 million was earned in the year ended June 30, 2002 compared to $26.1 million in the year ended June 30, 2001. The increase reflects the growth in the balance of our interest-only strips of $114.1 million, or 28.6%, to $512.6 million at June 30, 2002 from $398.5 million at June 30, 2001. In addition, cash flows from interest-only strips for the year ended June 30, 2002 totaled $100.7 million, an increase of $17.8 million, or 21.5%, from fiscal 2001 due to the larger size of our more recent securitizations and additional securitizations reaching final target overcollateralization levels and step-down overcollateralization levels.

   SERVICING INCOME. For the year ended June 30, 2002, servicing income decreased $0.2 million, or 3.8%, to $5.5 million from $5.7 million for the year ended June 30, 2001. This decrease was attributable to an increase in prepayment fee collections resulting from higher prepayment rates, which caused an increase in servicing rights amortization.

   TOTAL EXPENSES. Total expenses increased $64.2 million, or 37.7%, to $234.4 million for the year ended June 30, 2002 compared to $170.2 million for the year ended June 30, 2001. As described in more detail below, this increase was mainly a result of a $22.1 million interest-only strips valuation adjustment recorded during the year ended June 30, 2002, increased interest expense attributable to the issuance of additional subordinated debentures, increases in employee related costs and increases in general and administrative expenses.

   INTEREST EXPENSE. During fiscal 2002 interest expense increased $12.1 million, or 21.5%, to $68.7 million from $56.5 million for fiscal 2001. The increase in interest expense was primarily due to an increase in the level of subordinated debentures outstanding. Average subordinated debentures outstanding during the year ended June 30, 2002 was $615.2 million compared to $448.5 million during the year ended June 30, 2001. The effect of the increase in outstanding debt was partially offset by a decrease in the average interest rates paid on subordinated debentures. Average interest rates paid on subordinated debentures outstanding decreased to 10.64% during the year ended June 30, 2002 from 11.04% during the year ended June 30, 2001.

   Rates offered on subordinated debentures were reduced beginning in the fourth quarter of fiscal 2001 and continued downward in fiscal 2002 in response to decreases in market interest rates as well as our lower cash needs. The average issuance rate of subordinated debentures at its peak, which was the month of February 2001, was 11.85% compared to the average rate of subordinated debentures issued in the month of June 2002 of 8.39%.

   The increase in interest expense for the year ended June 30, 2002 related to subordinated debentures was partially offset by the impact of a decrease in the average outstanding balances under warehouse lines of credit and decreased interest rates paid on warehouse lines. The average outstanding balances under warehouse lines of credit were $29.5 million during the year ended June 30, 2002, compared to $52.5 million during the year ended June 30, 2001. This decrease was due to the increased utilization of our available cash balances and proceeds from the sale of subordinated debentures to fund loan originations and greater utilization of an off-balance sheet mortgage conduit facility for the sale of loans. Interest rates paid on warehouse lines are generally based on one-month LIBOR plus an interest rate spread ranging from 1.25% to 2.5%. One-month LIBOR decreased from approximately 3.9% at June 30, 2001 to 1.8% at June 30, 2002.

   PROVISION FOR CREDIT LOSSES. The provision for credit losses on loans and leases available for sale for the year ended June 30, 2002 increased $1.3 million, or 24.4%, to $6.5 million, compared to $5.2 million for the year ended June 30, 2001. The increase in the provision for credit losses was primarily due to increases in loans in non-accrual status, which were generally repurchased from securitization trusts. See "-- Securitizations -- Trigger Management" for further discussion of repurchases from securitization trusts. Non-accrual loans were $7.0 million and $4.5 million at June 30, 2002 and 2001, respectively.

   The allowance for credit losses was $3.7 million, or 6.0% of loans and leases available for sale, at June 30, 2002 compared to $2.5 million, or 2.5% of loans and leases available for sale, at June 30, 2001. This increase was due to an additional provision for delinquent and non-accrual loans. Although we maintain an allowance for credit losses at the level we consider adequate to provide for potential losses, there can be no assurances that actual losses will not exceed the estimated amounts or that an additional provision will not be required.

   The following table summarizes the changes in the allowance for credit losses by loan and lease type for the fiscal year ended June 30, 2002 (in thousands):


                                                                                         BUSINESS      HOME
                                                                                          PURPOSE     EQUITY    EQUIPMENT
                                                                                           LOANS      LOANS      LEASES      TOTAL
                                                                                         --------    -------    ---------   -------
Balance at beginning of period .......................................................    $   591    $ 1,473     $   416    $ 2,480
Provision for credit losses ..........................................................      1,721      3,417       1,319      6,457
(Charge-offs) recoveries, net ........................................................       (924)    (2,892)     (1,416)    (5,232)
                                                                                          -------    -------     -------    -------
Balance at end of period .............................................................    $ 1,388    $ 1,998     $   319    $ 3,705
                                                                                          =======    =======     =======    =======


   EMPLOYEE RELATED COSTS. For the year ended June 30, 2002, employee related costs increased $7.4 million, or 25.7%, to $36.3 million from $28.9 million in the prior year. The increase was primarily attributable to additions of personnel primarily in the loan servicing and collections areas to service the larger total portfolio. Total employees at June 30, 2002 were 1,019 compared to 884 at June 30, 2001. The remaining increase was attributable to annual salary increases as well as increases in the costs of providing insurance benefits to employees.

   SALES AND MARKETING EXPENSES. For the year ended June 30, 2002, sales and marketing expenses increased $1.0 million, or 4.1%, to $26.0 million from $24.9 million for the year ended June 30, 2001. Expenses for direct mail advertising for loan originations and subordinated debentures increased $3.8 million and $0.7 million, respectively, for the year ended June 30, 2002, compared to the prior fiscal year. This increase was partially offset by a decrease of $2.7 million in newspaper advertising.

   GENERAL AND ADMINISTRATIVE EXPENSES. For the year ended June 30, 2002, general and administrative expenses increased $20.3 million, or 37.2%, to $74.9 million from $54.6 million for the year ended June 30, 2001. This increase was primarily attributable to increases of approximately $14.3 million in costs associated with servicing and collection of our larger total portfolio including expenses associated with REO and delinquent loans, in addition to increases of $1.1 million in costs related to the issuance of our subordinated debentures, $0.6 million in depreciation expense and $0.4 million in business insurance expense.

   SECURITIZATION ASSETS VALUATION ADJUSTMENT. During fiscal 2002, a write down through the Statement of Income of $22.1 million was recorded on our interest-only strips. This adjustment reflects the impact of higher prepayment experience on home equity loans than anticipated during the period. This portion of the impact of increased prepayments was considered to be other than temporary and was therefore recorded as an adjustment to earnings in the current period in accordance with SFAS No. 115 and EITF 99-20.
See "-- Securitizations" for further detail of this adjustment.

BALANCE SHEET INFORMATION
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                               BALANCE SHEET DATA



                                                                                                                JUNE 30,
                                                                                      MARCH 31,   ---------------------------------
                                                                                        2004         2003         2002       2001
                                                                                     ---------    ----------    --------   --------
Cash and cash equivalents ........................................................    $ 31,375    $   47,475    $108,599   $ 91,092
Loan and lease receivables, net:
 Available for sale ..............................................................     121,518       271,402      57,677     94,970
 Interest and fees ...............................................................      20,655        15,179      12,292     16,549
 Other ...........................................................................      36,362        23,761       9,028      2,428
Interest-only strips .............................................................     496,709       598,278     512,611    398,519
Servicing rights .................................................................      82,823       119,291     125,288    102,437
Receivable for sold loans ........................................................          --        26,734          --         --
Deferred income tax asset ........................................................      38,581            --          --         --
Total assets .....................................................................     898,219     1,159,351     876,375    766,487

Subordinated debentures ..........................................................     585,797       719,540     655,720    537,950
Senior collateralized subordinated notes .........................................      55,420            --          --         --
Warehouse lines and other notes payable ..........................................      86,644       212,916       8,486     51,064
Accrued interest payable .........................................................      37,571        45,448      43,069     32,699
Deferred income tax liability ....................................................          --        17,036      35,124     30,954
Total liabilities ................................................................     888,055     1,117,282     806,997    699,625
Total stockholders' equity .......................................................      10,164        42,069      69,378     66,862
Book value per common share ......................................................    $   2.94    $    12.98    $  22.18   $  18.61


MARCH 31, 2004 COMPARED TO JUNE 30, 2003

   Total assets decreased $261.1 million, or 22.5%, to $898.2 million at March 31, 2004 from $1,159.4 million at June 30, 2003 primarily due to decreases in cash and cash equivalents, loan and lease receivables available for sale, interest-only strips, servicing rights and receivable for sold loans.

   Cash and cash equivalents decreased due to liquidity issues, which reduced our ability to originate loans for sale, our operating losses during the first, second and third quarters of fiscal 2004 and a reduction in the issuance of subordinated debentures.

   Loan and lease receivables - Available for sale decreased $149.9 million, or 55.2% due to whole loan sales and a privately-placed securitization during the second quarter ended December 31, 2003, coupled with a reduction in loan originations caused by our liquidity issues. Loan and lease receivables at June 30, 2003 were at a historically high level due to our inability to complete a securitization during the fourth quarter of fiscal 2003.

   Activity of our interest-only strips for the nine months ended March 31, 2004 and 2003 was as follows (in thousands):

                                                                 NINE MONTHS ENDED
                                                                     MARCH 31,
                                                               ---------------------
                                                                 2004         2003
                                                               ---------   ---------
    Balance at beginning of period ........................    $ 598,278   $ 512,611
    Initial recognition of interest-only strips ...........       25,523     141,511
    Cash flow from interest-only strips ...................     (133,587)   (109,849)
    Required purchases of additional overcollateralization        21,826      53,496
    Interest accretion ....................................       30,942      34,361
    Termination of lease securitization(a) ................       (1,759)     (1,741)
    Adjustment to obligation to repurchase loans ..........        2,485       2,158
    Net temporary adjustments to fair value(b) ............      (14,651)      6,128
    Other than temporary adjustments to fair value(b) .....      (32,348)    (28,784)
                                                               ---------   ---------
    Balance at end of period ..............................    $ 496,709   $ 609,891
                                                               =========   =========

---------------
(a) Reflects release of lease collateral from lease securitization trusts which were terminated in accordance with the trust documents after the full payout of trust note certificates. Lease receivables of $1.8 million and $1.6 million, respectively, were recorded on our balance sheet at December 31, 2003 and 2002 as a result of the terminations.

(b) Net temporary adjustments to fair value are recorded through other comprehensive income, which is a component of equity. Other than temporary adjustments to decrease the fair value of interest-only strips are recorded through the income statement.

   The following table summarizes our purchases of overcollateralization by securitization trust for the nine months ended March 31, 2004 and the fiscal years ended June 30, 2003 and 2002. Purchases of overcollateralization represent amounts of residual cash flows from interest-only strips retained by the securitization trusts to establish required overcollateralization levels in the trust. Overcollateralization represents our investment in the excess of the aggregate principal balance of loans in a securitized pool over the aggregate principal balance of trust certificates. See "-- Securitizations" for a discussion of overcollateralization requirements.

    SUMMARY OF MORTGAGE LOAN SECURITIZATION OVERCOLLATERALIZATION PURCHASES
                                 (IN THOUSANDS)



                                                                         2003-2    2003-1    2002-4    2002-3    OTHER(A)    TOTAL
                                                                         ------    -------   ------    ------    --------   -------
NINE MONTHS ENDED
 MARCH 31, 2004:
Required purchases of additional overcollateralization ...............   $1,651    $13,377   $9,322    $1,978    $(4,502)   $21,826
                                                                         ======    =======   ======    ======    ========   =======


(a) includes the recovery of $9.5 million of overcollateralization from an off-balance sheet mortgage conduit facility.


                                 2003-1    2002-4     2002-3    2002-2     2002-1    2001-4    2001-3    2001-2    OTHER     TOTAL
                                 ------    -------   -------    -------   -------    -------   ------    ------    ------   -------
YEAR ENDED JUNE 30, 2003:
Initial overcollateralization    $   --    $ 3,800   $    --    $    --   $    --    $    --   $   --    $   --    $6,841   $10,641
Required purchases of
  additional
 overcollateralization .......    4,807     8,728     10,972    13,300     10,586    12,522     7,645     3,007    1,686     73,253
                                 ------    -------   -------    -------   -------    -------   ------    ------    ------   -------
    Total ....................   $4,807    $12,528   $10,972    $13,300   $10,586    $12,522   $7,645    $3,007    $8,527   $83,894
                                 ======    =======   =======    =======   =======    =======   ======    ======    ======   =======



                             2002-1   2001-4    2001-3    2001-2    2001-1   2000-4    2000-3   2000-2    2000-1    OTHER    TOTAL
                             ------   ------    ------   -------    ------   ------    ------   ------    ------    -----   -------
YEAR ENDED JUNE 30, 2002:
Required purchases of
  additional
 overcollateralization...    $3,814    $908     $4,354   $11,654    $8,700   $6,326    $3,074   $4,978    $2,490    $973    $47,271
                             ======    ====     ======   =======    ======   ======    ======   ======    ======    ====    =======

   Servicing rights decreased $36.5 million, or 30.6%, to $82.8 million at March 31, 2004 from $119.3 million at June 30, 2003, primarily due to our inability to complete a securitization in the first and third quarters of fiscal 2004, completing a privately-placed securitization with servicing released in the second quarter of fiscal 2004, amortization of servicing rights and a $5.5 million write down of servicing rights mainly due to the impact of higher than expected prepayment experience.

   The receivable for sold loans of $26.7 million at June 30, 2003 resulted from a whole loan sale transaction which closed on June 30, 2003, but settled in cash on July 1, 2003.

   Total liabilities decreased $229.2 million, or 20.5%, to $888.1 million at March 31, 2004 from $1,117.3 million at June 30, 2003 primarily due to decreases in warehouse lines and other notes payable, subordinated debentures outstanding and, deferred income taxes. The decrease in warehouse lines and other notes payable was due to sales during the first nine months of fiscal 2004 of loans that we originated in fiscal 2003 and to the substantial reduction in the amount of loans we originated during the first nine months of fiscal 2004.

   During the nine months ended March 31, 2004, subordinated debentures decreased $133.7 million, or 18.6%, to $585.8 million primarily due to the conversion of $117.2 million of subordinated debentures into 61.8 million shares of Series A preferred stock and $55.4 million of senior collateralized subordinated notes and the temporary discontinuation of sales of new subordinated debentures for approximately a six-week period during the first quarter of fiscal 2004. See "-- Liquidity and Capital Resources" for further information regarding outstanding debt.

   Our deferred income tax position changed from a liability of $17.0 million at June 30, 2003 to an asset of $38.6 million at March 31, 2004. This change from a liability position is the result of the federal and state tax benefits of $50.6 million recorded on our pre-tax loss for the nine months ended March 31, 2004, which will be realized against anticipated future years' state and federal taxable income. Factors we considered in determining that it is more likely than not we will realize this deferred tax asset included: the circumstances producing the losses for the fourth quarter of fiscal 2003 and the nine months ended March 31, 2004; the anticipated impact our adjusted business strategy will have on producing more currently taxable income than our previous strategy produced due to higher loan originations and shifting from securitizations to whole loan sales; and the likely utilization of our net operating loss carryforwards. In addition, a federal benefit of $5.2 million was recognized on the portion of the valuation adjustment on our interest-only strips which was recorded through other comprehensive income. These benefits were partially offset by a refund of a $0.2 million overpayment on our June 30, 2002 federal tax return.

JUNE 30, 2003 COMPARED TO JUNE 30, 2002

   Total assets increased $283.0 million, or 32.3%, to $1.2 billion at June 30, 2003 from $876.4 million at June 30, 2002 primarily due to increases in loan and lease receivables, interest-only strips and receivable for sold loans, offset by a decrease in cash and cash equivalents.

   Cash and cash equivalents decreased mainly due to higher levels of loan receivables funded with cash, a reduction in the amount of subordinated debentures issued during fiscal year 2003 and also due to our inability to complete our typical quarterly securitization in the fourth quarter of fiscal year 2003.

   Loan and lease receivables -- Available for sale increased $213.7 million due to our inability to complete our typical quarterly securitization in the fourth quarter of fiscal 2003.

   Loan and lease receivables -- Other increased $14.7 million or 163.2% due to increases in the amount of delinquent loans eligible for repurchase from securitization trusts. See Note 2 of the Consolidated Financial Statements and "-- Securitizations -- Trigger Management" for an explanation of these receivables.

   Activity of our interest-only strips for the fiscal years ended June 30, 2003, 2002 and 2001 were as follows (in thousands):

                                                                                                          JUNE 30,
                                                                                             ---------------------------------
                                                                                                2003        2002        2001
                                                                                             ---------    ---------   --------
     BALANCE AT BEGINNING OF PERIOD                                                          $ 512,611    $ 398,519   $277,872
     Initial recognition of interest-only strips, including initial overcollateralization
       of $10,641, $0 and $611...........................................................      160,116      153,463    125,408
     Cash flow from interest-only strips.................................................     (160,417)    (100,692)   (82,905)
     Required purchases of additional overcollateralization..............................       73,253       47,271     43,945
     Interest accretion..................................................................       47,347       35,386     26,069
     Termination of lease securitization(a)..............................................       (1,890)          --         --
     Net temporary adjustments to fair value(b)..........................................        7,158          717      8,130
     Other than temporary adjustments to fair value(b)...................................      (39,900)     (22,053)        --
                                                                                             ---------    ---------   --------
     Balance at end of period............................................................    $ 598,278    $ 512,611   $398,519
                                                                                             =========    =========   ========

---------------
(a) Reflects release of lease collateral from two lease securitization trusts which were terminated in accordance with the trust documents after the full payout of trust note certificates. Net lease receivables of $1.7 million were recorded on our balance sheet as a result of these terminations.

(b) Net temporary adjustments to fair value are recorded through other comprehensive income, which is a component of equity. Other than temporary adjustments to decrease the fair value of interest-only strips are recorded through the income statement.

   Servicing rights decreased $6.0 million, or 4.8%, to $119.3 million at June 30, 2003 from $125.3 million at June 30, 2002, primarily due to our inability to complete a securitization in the fourth quarter of fiscal 2003 and a $5.3 million write down of the servicing asset mainly due to the impact of higher than expected prepayment experience.

   The receivable for sold loans of $26.7 million at June 30, 2003 resulted from a whole loan sale transaction which closed on June 30, 2003, but settled in cash on July 1, 2003.

   Total liabilities increased $310.3 million, or 38.4%, to $1.1 billion from $807.0 million at June 30, 2002 primarily due to increases in warehouse lines and other notes payable, subordinated debentures outstanding, accounts payable and accrued expenses and other liabilities. The increase in warehouse lines and other notes payable was due to not completing a securitization in the fourth quarter of fiscal 2003. A fourth quarter securitization would have provided the cash to pay down the warehouse lines. Accounts payable and accrued expenses increased $16.7 million, or 121.7%, primarily due to accruals for costs associated with customer retention incentives to help mitigate loan prepayments and liabilities to our securitization trust collection accounts for periodic interest advances. Other liabilities increased $41.1 million, or 80.7%, to 92.0 million from $50.9 million due to a $17.3 million increase in the obligation for the repurchase of loans subject to removal of accounts provisions, recording an unearned rent incentive of $9.5 million related to our corporate headquarters lease and a $6.3 million recorded liability for unsettled interest rate swaps.

   During fiscal 2003, subordinated debentures increased $63.8 million, or 9.7%, to $719.5 million due to sales of subordinated debentures used to repay existing debt, to fund loan originations and our operations and for general corporate purposes. Approximately $33.7 million of the increase in subordinated debentures was due to the reinvestment of accrued interest on the subordinated debentures at maturity. See "-- Liquidity and Capital Resources" for further information regarding outstanding debt.

   Deferred income taxes decreased $18.1 million, or 51.5%, to $17.0 million at June 30, 2003 from $35.1 million at June 30, 2002. This decrease is primarily due to a $4.4 million net increase in expected benefits from net operating loss carryforwards, less a valuation allowance, and an $8.2 million increase in other deferred tax debits. The increase in other deferred tax debits primarily resulted from recognizing the benefit of governmental grants and lease incentives associated with the relocation of our corporate headquarters earlier for tax purposes than for financial reporting purposes. In addition, deferred tax payables on our interest-only strips decreased by $5.6 million due to loan prepayment experience.

JUNE 30, 2002 COMPARED TO JUNE 30, 2001

   Total assets increased $109.9 million, or 14.3%, to $876.4 million at June 30, 2002 from $766.5 million at June 30, 2001 primarily due to increases in cash and cash equivalents, interest-only strips and servicing rights which were partially offset by decreases in loan and lease receivables available for sale and receivables for sold loans.

   Cash and cash equivalents increased $17.5 million, or 19.2%, due to receipts from sales of subordinated debentures, cash receipts on the sale of loans in securitizations and cash receipts from our interest-only strips.

   Servicing rights increased $22.9 million, or 22.3%, to $125.3 million at June 30, 2002 from $102.4 million at June 30, 2001, due to the securitization of $1.4 billion of loans during the year ended June 30, 2002, partially offset by amortization of the servicing asset for fees collected during the same period.

   Loan and lease receivables -- Available for sale decreased $37.3 million or 39.3% due to the securitization of more loans than were originated during the period.

   Total liabilities increased $107.4 million, or 15.3%, to $807.0 million from $699.6 million at June 30, 2001 primarily due to increases in subordinated debentures outstanding, accrued interest payable and other liabilities partially offset by a decrease in warehouse lines and other notes payable.

   During fiscal 2002 subordinated debentures increased $117.8 million, or 21.9%, to $655.7 million due to sales of subordinated debentures used to repay existing debt, to fund loan originations and our operations and for general corporate purposes including, but not limited to, repurchases of our outstanding common stock. Approximately $31.7 million of the increase in subordinated debentures was due to the reinvestment of accrued interest on the subordinated debentures. See "-- Liquidity and Capital Resources" for further information regarding outstanding debt. Warehouse lines and other notes payable decreased $42.6 million due to the lower balance of loan receivables held at June 30, 2002, and greater use of available cash to fund loans. Accrued interest payable increased $10.4 million, or 31.7%, to $43.1 million from $32.7 million at June 30, 2001 due to an increase in the level of subordinated debentures outstanding partially offset by a decrease in average interest rates paid on debt.

   Deferred income taxes increased $4.2 million, or 13.5%, to $35.1 million from $31.0 million. This increase was mainly due to higher levels of debt for tax securitization structures in the first and second quarters of fiscal 2002. As debt for tax transactions, the tax liability on securitization gains is deferred and becomes payable in future periods as cash is received from securitization trusts. These structures created additional deferred tax credits of $22.1 million which were partially offset by an increase in our federal tax loss carryforward receivable of $11.9 million to a cumulative $31.3 million. In addition, miscellaneous deferred tax assets increased by $4.3 million and miscellaneous deferred tax credits decreased by $1.7 million resulting in a net increase of $6.0 million. The net operating loss carryforward will be utilized in future periods by structuring more securitization transactions as taxable transactions.

TOTAL PORTFOLIO QUALITY

   The following table provides data concerning delinquency experience, real estate owned and loss experience for the total loan and lease portfolio in which we have interests, either because the loans and leases are on our balance sheet or sold into securitizations in which we have retained interests. The total portfolio is divided into the portion of the portfolio managed and serviced by us and the portion of the portfolio serviced by others. See "-- Reconciliation of Non-GAAP Financial Measures" for a reconciliation of total portfolio and REO measures to our balance sheet. See "-- Deferment and Forbearance Arrangements" for the amounts of previously delinquent loans managed by us subject to these deferment and forbearance arrangements which are not included in this table if borrowers are current on principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement) (dollars in thousands):


                                                                                                 JUNE 30
                                                    MARCH 31,         -------------------------------------------------------------
                                                       2004                  2003                  2002                 2001
                                                ------------------    ------------------    ------------------    -----------------

DELINQUENCY BY TYPE:                             AMOUNT        %       AMOUNT        %       AMOUNT        %        AMOUNT       %
--------------------                           ----------    -----   ----------    -----   ----------    -----    ----------   ----
MANAGED BY ABFS:
 BUSINESS PURPOSE LOANS
 Total portfolio ...........................   $  278,608            $  393,098            $  361,638             $  300,192
                                               ==========            ==========            ==========             ==========
 Period of delinquency:
   31-60 days...............................   $    4,864     1.75%  $    4,849     1.23%  $    2,449     0.68%   $    3,460   1.15%
   61-90 days...............................        5,798     2.08        4,623     1.18        1,648     0.46         1,837   0.61
   Over 90 days.............................       52,434    18.82       38,466     9.79       32,699     9.03        22,687   7.56
                                               ----------    -----   ----------    -----   ----------    -----    ----------   ----
   Total delinquencies......................   $   63,096    22.65%  $   47,938    12.20%  $   36,796    10.17%   $   27,984   9.32%
                                               ==========    =====   ==========    =====   ==========    =====    ==========   ====
REO ........................................   $    4,411            $    5,744            $    6,220             $    4,530
                                               ==========            ==========            ==========             ==========
HOME EQUITY LOANS
Total portfolio ............................   $1,914,165            $3,249,501            $2,675,559             $2,223,429
                                               ==========            ==========            ==========             ==========
Period of delinquency:
 31-60 days ................................   $   36,885     1.93%  $   48,332     1.49%  $   37,213     1.39%   $   16,227   0.73%
 61-90 days ................................       21,964     1.15       24,158     0.74       22,919     0.86        14,329   0.64
 Over 90 days ..............................      121,999     6.37      108,243     3.33       72,918     2.72        47,325   2.13
                                               ----------    -----   ----------    -----   ----------    -----    ----------   ----
 Total delinquencies .......................   $  180,848     9.45%  $  180,733     5.56%  $  133,050     4.97%   $   77,881   3.50%
                                               ==========    =====   ==========    =====   ==========    =====    ==========   ====
REO ........................................   $   21,778            $   22,256            $   27,825             $   23,902
                                               ==========            ==========            ==========             ==========
EQUIPMENT LEASES
Total portfolio ............................   $       --            $    8,475            $   28,992             $   65,774
                                               ==========            ==========            ==========             ==========
Period of delinquency:
 31-60 days ................................   $       --       --%  $      162     1.91%  $      411     1.42%   $      595   0.90%
 61-90 days ................................           --       --           83     0.98           93     0.32           206   0.31
 Over 90 days ..............................           --       --          154     1.82          423     1.46           347   0.53
                                               ----------    -----   ----------    -----   ----------    -----    ----------   ----
 Total delinquencies .......................   $       --       --%  $      399     4.71%  $      927     3.20%   $    1,148   1.74%
                                               ==========    =====   ==========    =====   ==========    =====    ==========   ====
TOTAL MANAGED BY ABFS
Total loans and leases                         $2,192,773            $3,651,074            $3,066,189             $2,589,395
                                               ==========            ==========            ==========             ==========
Period of delinquency:
 31-60 days ................................   $   41,749     1.90%  $   53,343     1.46%  $   40,073     1.31%   $   20,282   0.78%
 61-90 days ................................       27,762     1.27       28,864     0.79       24,660     0.80        16,372   0.63
 Over 90 days ..............................      174,433     7.95      146,863     4.02      106,040     3.46        70,359   2.72
                                               ----------    -----   ----------    -----   ----------    -----    ----------   ----
 Total delinquencies .......................   $  243,944    11.12%  $  229,070     6.27%  $  170,773     5.57%   $  107,013   4.13%
                                               ==========    =====   ==========    =====   ==========    =====    ==========   ====
REO ........................................   $   26,189     1.19%  $   28,000     0.77%  $   34,045     1.11%   $   28,432   1.10%
                                               ==========    =====   ==========    =====   ==========    =====    ==========   ====
SERVICED BY OTHERS:
Total portfolio serviced by others .........   $  156,644            $       --            $       --             $       --
                                               ==========            ==========            ==========             ==========
Period of delinquency:
 31-60 days ................................   $    8,649     5.52%  $       --       --%  $       --       --%   $       --     --%
 61-90 days ................................        3,529     2.25           --       --           --       --            --     --
 Over 90 days ..............................        5,804     3.71           --       --           --       --            --     --
                                               ----------    -----   ----------    -----   ----------    -----    ----------   ----
 Total delinquencies .......................   $   17,982    11.48%  $       --       --%  $       --       --%   $       --     --%
                                               ==========    =====   ==========    =====   ==========    =====    ==========   ====


                                                                                                 JUNE 30
                                                       MARCH 31,        -----------------------------------------------------------
                                                         2004                 2003                 2002                 2001
                                                  ------------------    -----------------    -----------------    -----------------
                                                   AMOUNT        %       AMOUNT       %       AMOUNT        %       AMOUNT       %
                                                 ----------    -----   ----------    ----   ----------    ----    ----------   ----
TOTAL PORTFOLIO ..............................   $2,349,417            $3,651,074           $3.066,189            $2,589,395
                                                 ==========            ==========           ==========            ==========
Period of delinquency:
 31-60 days ..................................   $   50,398     2.15%  $   53,343    1.46%  $   40,073    1.31%   $   20,282   0.78%
 61-90 days ..................................       31,291     1.33       28,864    0.79       24,660    0.80        16,372   0.63
 Over 90 days ................................      180,237     7.67      146,863    4.02      106,040    3.46        70,359   2.72
                                                 ----------    -----   ----------    ----   ----------    ----    ----------   ----
 Total delinquencies .........................   $  261,926    11.15%  $  229,070    6.27%  $  170,773    5.57%   $  107,013   4.13%
                                                 ==========    =====   ==========    ====   ==========    ====    ==========   ====
REO ..........................................   $   26,189     1.11%  $   28,000    0.77%  $   34,045    1.11%   $   28,432   1.10%
                                                 ==========    =====   ==========    ====   ==========    ====    ==========   ====
Losses experienced during the period(a)(b):
 Loans .......................................   $   31,398     1.43%  $   29,507    0.89%  $   15,478    0.56%   $   10,886   0.50%
                                                               =====                 ====                 ====                 ====
 Leases ......................................          (40)   (1.30)%        497    2.82%       1,415    3.20%        1,003   1.20%
                                                 ----------    =====   ----------    ====   ----------    ====    ----------   ====
Total Losses .................................   $   31,358     1.43%  $   30,004    0.90%  $   16,893    0.60%   $   11,889   0.53%
                                                 ==========    =====   ==========    ====   ==========    ====    ==========   ====

---------------
(a)  Percentage based on annualized losses and average total portfolio.

(b) Losses recorded on our books were $18.8 million ($13.4 million from charge-offs through the provision for loan losses and $5.4 million for write downs of real estate owned) and losses absorbed by loan securitization trusts were $12.6 million for the nine months ended March 31, 2004. Losses recorded on our books were $16.8 million ($6.8 million from charge-offs through the provision for credit losses and $10.0 million for write downs of real estate owned) for the year ended June 30, 2003. Losses absorbed by loan securitization trusts were $13.2 million for fiscal 2003. Losses recorded on our books were $9.0 million ($4.4 million from charge-offs through the provision for loan losses and $4.6 million for write downs of real estate owned) and losses absorbed by loan securitization trusts were $7.9 million for fiscal 2002. Losses recorded on our books were $7.1 million ($4.0 million from charge-offs through the provision for loan losses and $3.1 million for write downs of real estate owned) and losses absorbed by loan securitization trusts were $4.8 million for fiscal 2001. Losses recorded on our books include losses for loans we hold as available for sale or real estate owned and loans repurchased from securitization trusts.

   The following table summarizes key delinquency statistics related to loans, leases and REO recorded on our balance sheet and their related percentage of our available for sale portfolio (dollars in thousands):


                                                                                                                  JUNE, 30
                                                                                              MARCH 31,   -------------------------
                                                                                                2004       2003      2002     2001
                                                                                               ------     ------    ------   ------
Delinquent loans and leases on balance sheet(a) ..........................................     $5,565     $5,412    $5,918   $3,382
% of on balance sheet loan and lease receivables .........................................       4.62%      2.04%     10.5%     3.9%
Loans and leases in non-accrual status on balance sheet(b) ...............................     $5,706     $5,358    $6,991   $4,514
% of on balance sheet loan and lease receivables .........................................       4.73%      2.02%     12.3%     5.1%
Allowance for losses on available for sale loans and leases ..............................     $2,276     $2,848    $3,705   $2,480
% of available for sale loans and leases .................................................       1.84%      1.04%     6.04%    2.54%
Real estate owned on balance sheet .......................................................     $2,508     $4,776    $3,784   $2,322

---------------
(a) Delinquent loans and leases are included in total delinquencies in the previously presented "Total Portfolio Quality" table. Included in total delinquencies are loans in non-accrual status of $5.3 million, $5.0 million, $5.6 million, and $3.2 million at March 31, 2004, June 30, 2003, 2002, and 2001, respectively.

(b) It is our policy to suspend the accrual of interest income when a loan is contractually delinquent for 90 days or more. Non-accrual loans and leases are included in total delinquencies in the previously presented "Total Portfolio Quality" table.

   DEFERMENT AND FORBEARANCE ARRANGEMENTS. From time to time, borrowers are confronted with events, usually involving hardship circumstances or temporary financial setbacks that adversely affect their ability to continue payments on their loan. To assist borrowers, we may agree to enter into a deferment or forbearance arrangement. Prevailing economic conditions may affect the borrower's ability to make their regular payments. We may take these conditions into account when we evaluate a borrower's request for assistance for relief from the borrower's financial hardship.

   Our policies and practices regarding deferment and forbearance arrangements, like all of our collections policies and practices, are designed to manage customer relationships, maximize collections and avoid foreclosure (or repossession of other collateral, as applicable) if reasonably possible. We review and regularly revise these policies and procedures in order to enhance their effectiveness in achieving these goals.

   In a deferment arrangement, we make advances on behalf of the borrower in amounts equal to the delinquent loan payments, which include principal and interest. Additionally, we may pay taxes, insurance and other fees on behalf of the borrower. Based on our review of the borrower's current financial circumstances, the borrower must repay the advances and other payments and fees we make on the borrower's behalf either at the termination of the loan or on a monthly payment plan. Borrowers must provide a written explanation of their hardship, which generally requests relief from their delinquent loan payments. We review the borrower's current financial situation and based upon this review, we may create a payment plan for the borrower which allows the borrower to pay past due amounts over a period from 12 to 42 months, but not beyond the maturity date of the loan, in addition to making regular monthly loan payments. Each deferment arrangement must be approved by two of our managers. Deferment arrangements which defer two or more past due payments must also be approved by a senior vice president.

   Principal guidelines currently applicable to the deferment process include:
(i) the borrower may have up to six payments deferred during the life of the loan; (ii) no more than three payments may be deferred during a twelve-month period; and (iii) the borrower must have made a minimum of six payments on the loan and twelve months must have passed since the last deferment in order to qualify for a new deferment arrangement. Any deferment arrangement which includes an exception to our guidelines must be approved by the senior vice president of collections and an executive vice president or his designee. If the deferment arrangement is approved, a collector contacts the borrower regarding the approval and the revised payment terms.

   For borrowers who are three or more payments delinquent, we will consider using a forbearance arrangement. In a forbearance arrangement, we make advances on behalf of the borrower in amounts equal to the delinquent loan payments, which include principal and interest. Additionally, we may pay taxes, insurance and other fees on behalf of the borrower. We assess the borrower's current financial situation and based upon this assessment, we will create a payment plan for the borrower which allows the borrower to pay past due amounts over a longer period than a typical deferment arrangement, but not beyond the maturity date of the loan. We typically structure a forbearance arrangement to require the borrower to make payments of principal and interest equivalent to the original loan terms plus additional monthly payments, which in the aggregate represent the amount that we advanced on behalf of the borrower.

   Principal guidelines currently applicable to the forbearance process include the following: (i) the borrower must have first and/or second mortgages with us; (ii) the borrower's account was originated at least six months prior to the request for forbearance; (iii) the borrower's account must be at least three payments delinquent to qualify for a forbearance agreement; (iv) the borrower must submit a written request for forbearance containing an explanation for his or her previous delinquency and setting forth the reasons that the borrower now believes he or she is able to meet his or her loan obligations; and (v) the borrower must make a down payment of at least one month's past due payments of principal and interest in order to enter into a forbearance agreement, and the borrower who is six or more payments delinquent must make a down payment of at least two past due payments. No request for forbearance may be denied without review by our senior vice president of collections or his designee.

   We do not enter into a deferment or forbearance arrangement based solely on the fact that a loan meets the criteria for one of the arrangements. Our use of any of these arrangements also depends upon one or more of the following factors: our assessment of the individual borrower's current financial situation, reasons for the delinquency and our view of prevailing economic conditions. Because deferment and forbearance arrangements are account management tools which help us to manage customer relationships, maximize collection opportunities and increase the value of our account relationships, the application of these tools generally is subject to constantly shifting complexities and variations in the marketplace. We attempt to tailor the type and terms of the arrangement we use to the borrower's circumstances, and we prefer to use deferment over forbearance arrangements, if possible.

   As a result of these arrangements, we reset the contractual status of a loan in our managed portfolio from delinquent to current based upon the borrower's resumption of making their principal and interest loan payments. A loan remains current after a deferment or forbearance arrangement with the borrower only if the borrower makes the principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement), and we do not reflect it as a delinquent loan in our delinquency statistics. However, if the borrower fails to make principal and interest payments, we will generally declare the account in default, reflect it as a delinquent loan in our delinquency statistics and resume collection actions.

   The following table presents, as of the end of our last eight quarters, information regarding loans under deferment and forbearance arrangements, which are reported as current loans if borrowers are current on principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement) and thus not included in delinquencies in the delinquency table (dollars in thousands):

                      CUMULATIVE UNPAID PRINCIPAL BALANCE

                                                                                                                        % OF
                                                                                                                      PORTFOLIO
                                                                                 UNDER         UNDER                   MANAGED
                                                                               DEFERMENT    FORBEARANCE   TOTAL(a)     BY ABFS
                                                                               ---------    -----------   --------    ---------
    June 30, 2002 ..........................................................    $ 64,958      $73,705     $138,663       4.52%
    September 30, 2002 .....................................................      67,282       76,649      143,931       4.50
    December 31, 2002 ......................................................      70,028       81,585      151,613       4.55
    March 31, 2003 .........................................................      85,205       84,751      169,956       4.89
    June 30, 2003 ..........................................................     110,487       87,199      197,686       5.41
    September 30, 2003 .....................................................     141,547       80,467      222,014       7.47
    December 31, 2003 ......................................................     152,664       75,769      228,433       9.17
    March 31, 2004 .........................................................     162,576       66,844      229,420      10.46

---------------
(a) Included in cumulative unpaid principal balance are loans with arrangements that were entered into longer than twelve months ago. At March 31, 2004, there was $33.2 million of cumulative unpaid principal balance under deferment arrangements and $35.1 million of cumulative unpaid principal balance under forbearance arrangements that were entered into prior to January 2003.

   Additionally, there are loans under deferment and forbearance arrangements, which have returned to delinquent status. At March 31, 2004 there was $49.6 million of cumulative unpaid principal balance under deferment arrangements and $55.1 million of cumulative unpaid principal balance under forbearance arrangements that are now reported as delinquent 31 days or more.

   During the final six months of fiscal 2003 and the first six months of fiscal 2004, we experienced a pronounced increase in the number of borrowers under deferment arrangements and in light of the weakened economic environment during that twelve-month period we made use of deferment arrangements to a greater degree than in prior periods. We currently expect this condition to be temporary.

   The following table presents the amount of unpaid principal balance of loans that entered into a deferment or forbearance arrangement in each quarter of fiscal 2003 and the first three quarters of fiscal 2004 (dollars in thousands):

               UNPAID PRINCIPAL BALANCE IMPACTED BY ARRANGEMENTS

                                                                                                                        % OF
                                                                                                                      PORTFOLIO
                                                                                  UNDER         UNDER                  MANAGED
    QUARTER ENDED:                                                              DEFERMENT    FORBEARANCE    TOTAL      BY ABFS
     ------------------------------------------------------------------------   ---------    -----------   -------    ---------
    September 30, 2002 ......................................................    $11,619       $23,564     $35,183      1.10%
    December 31, 2002 .......................................................     17,015        27,004      44,019      1.32
    March 31, 2003 ..........................................................     37,117        28,051      65,168      1.87
    June 30, 2003 ...........................................................     44,840        18,064      62,904      1.72
    September 30, 2003 ......................................................     58,419        15,955      74,374      2.50
    December 31, 2003 .......................................................     52,029        14,272      66,301      2.66
    March 31, 2004 ..........................................................     32,812         4,139      36,951      1.69


   DELINQUENT LOANS AND LEASES. Total delinquencies (loans and leases with payments past due greater than 30 days, excluding REO) in the total portfolio were $261.9 million at March 31, 2004 compared to $229.1 million, $170.8 million and $107.0 million at June 30, 2003, 2002 and 2001, respectively. Total delinquencies as a percentage of the total portfolio were 11.15% at March 31, 2004 compared to 6.27%, 5.57% and 4.13% at June 30, 2003, 2002 and
2001, respectively. The increase in delinquencies and delinquency percentages in the nine months ended March 31, 2004 and in fiscal 2003 and 2002 were mainly due to the impact on our borrowers of continued uncertain economic conditions, which may include the reduction in other sources of credit to our borrowers and the seasoning of the total portfolio. These factors have resulted in a significant increase in the usage of deferment and forbearance activities. In addition, the delinquency percentage has increased due to increased prepayment rates resulting from refinancing activities. Refinancing is not typically available to delinquent borrowers, and therefore the remaining portfolio is experiencing a higher delinquency rate. A decrease in the amount of loans originated and securitized and an increase in whole loan sales with servicing released also contributed to the increase in the delinquency percentage at March 31, 2004 from June 30, 2003. A decrease in the growth rate for the origination of new loans contributed to the increase in the delinquency percentage at June 30, 2003, from June 30, 2002 and 2001. As the total portfolio continues to season, and if our economy continues to lag or worsen, the delinquency rate may continue to increase. Delinquent loans and leases held as available for sale on our balance sheet decreased from $5.9 million at June 30, 2002 to $5.4 million at June 30, 2003, but increased to $5.6 million at March 31, 2004.

   REAL ESTATE OWNED. Total REO, comprising foreclosed properties and deeds acquired in lieu of foreclosure, decreased to $26.2 million, or 1.11% of the total portfolio at March 31, 2004 compared to $28.0 million, or 0.77% at June 30, 2003, $34.0 million, or 1.11% at June 30, 2002 and $28.4 million, or 1.10%
at June 30, 2001. We discontinued requiring a borrower to execute a deed in lieu of foreclosure as a condition to entering into a forbearance agreement. The decrease in the volume of REO was mainly due to processes we have implemented to decrease the cycle time in the disposition of REO properties. Part of this strategy, may from time to time, include bulk sales of REO properties. Reducing the time properties are carried reduces carrying costs for interest on funding the cost of the property, legal fees, taxes, insurance and maintenance related to these properties. As the total portfolio seasons and if our economy continues to lag or worsen, the REO balance may increase. REO held by us on our balance sheet increased from $3.8 million at June 30, 2002 to $4.8 million at June 30, 2003, but decreased to $2.5 million at March 31, 2004.

   LOSS EXPERIENCE. During the nine months ended March 31, 2004, we experienced net loan and lease charge-offs in the total portfolio of $31.4 million or 1.43% on an annualized basis. During the year ended June 30, 2003, we experienced net loan and lease charge-offs in the total portfolio of $30.0 million or 0.90% on an annualized basis. During the year ended June 30, 2002, we experienced net loan and lease charge-offs in the total portfolio of $16.9 million, or 0.60% of the total portfolio. During fiscal 2001, we experienced net loan and lease charge-offs in the total portfolio of $11.9 million, or 0.53% of the average total portfolio.

Principal loss severity experience on delinquent loans generally has ranged from 15% to 35% of principal and loss severity experience on REO generally has ranged from 25% to 40% of principal. The increase in net charge-offs from the prior periods was mainly due to the larger volume of loans that became delinquent, and/or, were liquidated during the period as well as economic conditions and the seasoning of the total portfolio. As noted above, we have attempted to reduce the time a loan remains in seriously delinquent status until the sale of an REO property in order to reduce carrying costs on the property. The increase in the charge-off percentage was partially offset by reductions in our carrying costs due to the acceleration of the timing of the disposition of REO. See the table "Summary of Loans and REO Repurchased from Mortgage Loan Securitization Trusts" for further detail of loan repurchase activity. See "-- Securitizations" for more detail on credit loss assumptions used to estimate the fair value of our interest-only strips and servicing rights compared to actual loss experience.

INTEREST RATE RISK MANAGEMENT

   A primary market risk exposure that we face is interest rate risk. Profitability and financial performance is sensitive to changes in interest rate swap yields, one-month LIBOR yields and the interest rate spread between the effective rate of interest received on loans available for sale or securitized (all fixed interest rates) and the interest rates paid pursuant to credit facilities or the pass-through interest rate to investors for interests issued in connection with securitizations. Profitability and financial performance is also sensitive to the impact of changes in interest rates on the fair value of loans which are expected to be sold in whole loan sales. A substantial and sustained increase in market interest rates could adversely affect our ability to originate and purchase loans and maintain our profitability. The overall objective of our interest rate risk management strategy is to mitigate the effects of changing interest rates on profitability and the fair value of interest rate sensitive balances (primarily loans available for sale, interest-only strips, servicing rights and subordinated debentures). We would address this challenge by carefully monitoring our product pricing, the actions of our competition and market trends and the use of hedging strategies in order to continue to originate loans in as profitable a manner as possible.

   A component of our interest rate risk exposure relates to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. The structure of certain securitization trusts includes a floating interest rate certificate, which pays interest based on one-month LIBOR plus an interest rate spread. Floating interest rate certificates in a securitization expose us to gains or losses due to changes in the fair value of the interest-only strip from changes in the floating interest rate paid to the certificate holders.

   A rising interest rate environment could unfavorably impact our liquidity and capital resources. Rising interest rates could impact our short-term liquidity by limiting our ability to sell loans at favorable premiums in whole loan sales, widening investor interest rate spread requirements in pricing future securitizations, increasing the levels of overcollateralization in future securitizations, limiting our access to borrowings in the capital markets and limiting our ability to sell our subordinated debentures at favorable interest rates. In a rising interest rate environment, short-term and long-term liquidity could also be impacted by increased interest costs on all sources of borrowed funds, including the subordinated debentures, and by reducing interest rate spreads on our securitized loans, which would reduce our cash flows. See "-- Liquidity and Capital Resources" for a discussion of both long-term and short-term liquidity.

   INTEREST RATE SENSITIVITY. The following table provides information about financial instruments that are sensitive to changes in interest rates. For interest-only strips and servicing rights, the table presents projected principal cash flows utilizing assumptions including prepayment and credit loss rates. See "-- Securitizations" for more information on these assumptions. For debt obligations, the table presents principal cash flows and related average interest rates by expected maturity dates (dollars in thousands):


                                                                     AMOUNT MATURING AFTER MARCH 31, 2004
                                           ----------------------------------------------------------------------------------------
                                           MONTHS      MONTHS     MONTHS      MONTHS     MONTHS      THERE-                  FAIR
                                           1 TO 12    13 TO 24   25 TO 36    37 TO 48   49 TO 60      AFTER      TOTAL       VALUE
                                          --------    --------   --------    --------   --------    --------    --------   --------
RATE SENSITIVE ASSETS:
Loans available for sale(a) ...........   $116,850    $     56    $    60    $    65     $    71    $  4,416    $121,518   $126,877
Interest-only strips ..................    122,222     113,137     95,733     73,210      57,191     203,961     665,454    496,709
Servicing rights ......................     25,825      20,284     15,897     12,464       9,765      30,748     114,983     82,823
Investments held to maturity ..........        328         448         72         --          --          --         848        876

RATE SENSITIVE LIABILITIES:
Fixed interest rate borrowings ........   $329,386    $188,941    $87,203    $12,113     $ 6,229    $ 18,391    $642,263   $640,993
Average interest rate .................       9.34%       9.53%      9.65%      9.62%      10.67%      11.98%       9.53%
Variable interest rate borrowings .....   $ 85,598    $     --    $    --    $    --     $    --    $     --    $ 85,598   $ 85,598
Average interest rate .................       3.44%         --         --         --          --          --        3.44%

---------------
(a) For purposes of this table, all loans which qualify for securitization or whole loan sale are reflected as maturing within twelve months, since loans available for sale are generally held for less than three months prior to securitization or whole loan sale.

   LOANS AVAILABLE FOR SALE. Gain on sale of loans may be unfavorably impacted to the extent we hold loans with fixed interest rates prior to their sale. See "-- Business Strategy" for a discussion of our intent to add adjustable rate mortgage loans to our loan product line.

   A significant variable affecting the gain on sale of loans in a securitization is the interest rate spread between the average interest rate on fixed interest rate loans and the weighted-average pass-through interest rate to investors for interests issued in connection with the securitization. Although the average loan interest rate is fixed at the time the loan is originated, the pass-through interest rate to investors is not fixed until the pricing of the securitization which occurs just prior to the sale of the loans. Generally, the period between loan origination and pricing of the pass-through interest rate is less than three months. If market interest rates required by investors increase prior to securitization of the loans, the interest rate spread between the average interest rate on the loans and the pass-through interest rate to investors may be reduced or eliminated. This factor could have a material adverse effect on our future results of operations and financial condition. We estimate that each 0.1% reduction in the interest rate spread reduces the gain on sale of loans as a percentage of loans securitized by approximately 0.20%. See "-- Strategies for Use of Derivative Financial Instruments" for further detail of our interest rate risk management for available for sale loans.

   A significant variable affecting the gain on sale of fixed interest rate loans sold in whole loan sale transactions is the change in market interest rates between the date the loan was originated at a fixed rate of interest and the date the loan was sold in a whole loan sale. If market interest rates required by investors increase prior to sale of the loans, the premium expected on sale of the loans would be reduced. This factor could have a material adverse effect on our future results of operations and financial condition.

   INTEREST-ONLY STRIPS AND SERVICING RIGHTS. A portion of the certificates issued to investors by certain securitization trusts are floating interest rate certificates based on one-month LIBOR plus an interest rate spread. The fair value of the excess cash flow we will receive from these trusts would be affected by any changes in interest rates paid on the floating interest rate certificates. At March 31, 2004, $244 million of debt issued by loan securitization trusts was floating interest rate certificates based on one-month LIBOR, representing 12% of total debt issued by loan securitization trusts. In accordance with accounting principles generally accepted in the United States of America, the changes in fair value are generally recognized as part of net adjustments to other comprehensive income, which is a component of retained earnings. As of March 31, 2004, the interest rate sensitivity for $1.4 million of floating interest rate certificates issued by securitization trusts is managed with an interest rate swap contract effectively fixing our cost for this debt.

See "-- Strategies for Use of Derivative Financial Instruments" for further detail. The interest rate sensitivity for $63.0 million of floating interest rate certificates issued from the 2003-1 Trust is managed by an interest rate cap which was entered into by the Trust at the inception of the securitization. This interest rate cap limits the one-month LIBOR to a maximum rate of 4.0% and was structured to automatically unwind as the floating interest rate certificates pay down. The interest rate sensitivity for $147.6 million of floating interest rate certificates issued from the 2003-2 Trust is managed by an interest rate cap which was entered into by the Trust at the inception of the securitization. This interest rate cap limits the one-month LIBOR to a maximum rate of 4.0% and was structured to automatically unwind as the floating interest rate certificates pay down.

   A significant change in market interest rates could increase or decrease the level of loan prepayments, thereby changing the size of the total managed loan portfolio and the related projected cash flows. We attempt to minimize prepayment risk on interest-only strips and servicing rights by requiring prepayment fees on business loans and home equity loans, where permitted by law. When originally recorded, approximately 90-95% of business loans and 80- 85% of home equity loans in the total portfolio were subject to prepayment fees. At March 31, 2004, approximately 45-50% of business loans and 55-60% of home equity loans in the total portfolio were subject to prepayment fees. However, higher than anticipated rates of loan prepayments could result in a write down of the fair value of related interest-only strips and servicing rights, adversely impacting earnings during the period of adjustment. We perform revaluations of our interest-only strips and servicing rights on a quarterly basis. As part of the revaluation process, we monitor the assumptions used for prepayment rates against actual experience, economic conditions and other factors and we adjust the assumptions, if warranted. See "-- Securitizations" for further information regarding these assumptions and the impact of prepayments during this period.

   SUBORDINATED DEBENTURES AND SENIOR COLLATERALIZED SUBORDINATED NOTES. We also experience interest rate risk to the extent that as of March 31, 2004 approximately $312.1 million of our liabilities were comprised of fixed interest rate subordinated debentures and senior collateralized subordinated notes outstanding with scheduled maturities of greater than one year. To the extent that market interest rates demanded on subordinated debentures increase in the future, the interest rates paid on replacement debt could exceed interest rates currently paid thereby increasing interest expense and reducing net income.

   STRATEGIES FOR USE OF DERIVATIVE FINANCIAL INSTRUMENTS. All derivative financial instruments are recorded on the balance sheet at fair value with realized and unrealized gains and losses included in the statement of income in the period incurred. The following discussion breaks down our use of derivative financial instruments into hedging activity and trading activity.

   In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Financial Instruments and Hedging Activities," referred to as SFAS No. 133 in this document. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain criteria are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation. If a derivative is a hedge, depending on the nature of the hedge designation, changes in the fair value of a derivative are either offset against the change in the fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings immediately. If a derivative is trading, changes in its fair value are recognized in earnings.

   SFAS No. 133 was effective on a prospective basis for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 on July 1, 2000 resulted in the cumulative effect of a change in accounting principle of $15 thousand pre-tax being recognized as expense in the Consolidated Statement of Income for the year ended June 30, 2001. Due to the immateriality of the cumulative effect of adopting SFAS No. 133, the $15 thousand pre-tax expense is included in general and administrative expense in the

Consolidated Statement of Income. The tax effects and earnings per share amounts related to the cumulative effect of adopting SFAS No. 133 are not material.

HEDGING ACTIVITY

   From time to time, we utilize derivative financial instruments in an attempt to mitigate the effect of changes in interest rates between the date loans are originated at fixed interest rates and the date the fixed interest rate pass-through certificates to be issued by a securitization trust are priced or the date the terms and pricing for a whole loan sale are fixed. Generally, the period between loan origination and pricing of the pass-through interest rate or whole loan sale is less than three months. Derivative financial instruments we use for hedging changes in fair value due to interest rate changes may include interest rate swaps, futures and forward contracts. The nature and quantity of hedging transactions are determined based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases.

   The unrealized gain or loss derived from these derivative financial instruments, which are designated as fair value hedges, is reported in earnings as it occurs with an offsetting adjustment to the fair value of the item hedged. The fair value of derivative financial instruments is based on quoted market prices. The fair value of the items hedged is based on current pricing of these assets in a securitization or whole loan sale. Cash flow related to hedging activities is reported as it occurs. The effectiveness of our hedge relationships is continuously monitored. If highly effective correlation did not exist, the related gain or loss on the hedged item would no longer be recognized as an adjustment to income.

   RELATED TO LOANS EXPECTED TO BE SOLD THROUGH SECURITIZATIONS. At the time the derivative contracts are executed, they are specifically designated as hedges of mortgage loans or our residual interests in mortgage loans in a previous mortgage conduit facility, which we expected to be included in a term securitization at a future date. The mortgage loans and mortgage loans underlying residual interests in mortgage pools consisted of essentially similar pools of fixed interest rate loans, collateralized by real estate (primarily residential real estate) with similar maturities and similar credit characteristics. Fixed interest rate pass-through certificates issued by securitization trusts are generally priced to yield an interest rate spread above interest rate swap yield curves with maturities matching the maturities of the pass-through certificates. We may hedge potential interest rate changes in interest rate swap yield curves with forward starting interest rate swaps, Eurodollar futures, forward treasury sales or derivative contracts of similar underlying securities. This practice has provided strong correlation between our hedge contracts and the ultimate pricing we will receive on the subsequent securitization. At March 31, 2004, we had $50.0 million of Eurodollar futures contracts outstanding, which were designated as hedges of loans expected to be sold through securitizations.

   RELATED TO LOANS EXPECTED TO BE SOLD THROUGH WHOLE LOAN SALE TRANSACTIONS. We may also utilize derivative financial instruments in an attempt to mitigate the effect of changes in market interest rates between the date loans are originated at fixed interest rates and the date that the loans will be sold in a whole loan sale. At the time the derivative contracts are executed, they are specifically designated as hedges of mortgage loans or our residual interests in mortgage loans in our mortgage conduit facility, which we would expect to be included in a whole loan sale transaction at a future date. We may hedge the effect of changes in market interest rates with forward sale commitments, forward starting interest rate swaps, Eurodollar futures, forward treasury sales or derivative contracts of similar underlying securities. On June 30, 2003, we entered into a forward sale agreement providing for the sale of $275.0 million of home equity mortgage loans at a price of 105.0%. Our commitment under this forward sale agreement was satisfied during the three months ended September 30, 2003.

   In March 2004, we entered into a forward sale agreement providing for the sale of $300.0 million of home equity mortgage loans and business purpose loans at a price of 104.4%. During the month of March 2004, we sold $224.0 million of loans under this commitment, recognizing gains of $7.1 million on the loans sold in the quarter ended March 31, 2004. At March 31, 2004, we recorded a fair value adjustment of $2.1 million to write up $48.3 million of loans carried on our balance sheet and committed for sale in April 2004 under this forward sale agreement.

   DISQUALIFIED HEDGING RELATIONSHIP. The securitization market was not available to us in the fourth quarter of fiscal 2003. As a result, we realized that the expected high correlation between the changes in the fair values of the derivative contracts and the mortgage loans would not be achieved and discontinued hedge accounting. During the fourth quarter of fiscal 2003, $4.0 million of losses on $170.0 million notional amount of forward starting interest rate swaps previously designated as a hedge of mortgage loans expected to be securitized was charged to earnings. An offsetting increase of $3.7 million in the value of the hedged mortgage loans was recorded in earnings during the fourth quarter of fiscal 2003, representing the changes in value of the loans until the date that we learned that the securitization market was not available.

   We recorded the following gains and losses on the fair value of derivative financial instruments accounted for as hedging transactions or on disqualified hedging relationships for the nine months ended March 31, 2004 and 2003 and the fiscal years ended June 30, 2003, 2002 and 2001. Ineffectiveness is a measure of the difference in the change in fair value of the derivative financial instrument as compared to the change in the fair value of the item hedged (in thousands):

                                                                               NINE MONTHS ENDED
                                                                                   MARCH 31,             YEAR ENDED JUNE 30,
                                                                               -----------------    -----------------------------
                                                                                2004      2003       2003       2002       2001
                                                                              -------    -------    -------   -------    --------
   Offset by gains and losses recorded on securitizations:
   Losses on derivative financial instruments..............................   $    --    $(3,086)   $(3,806)  $(9,401)   $ (4,343)

   Offset by gains and losses recorded on the fair value of hedged items:
   Losses on derivative financial instruments..............................   $(1,714)   $(3,070)   $(7,037)  $    --    $     --

   Amount settled in cash - paid...........................................   $(1,619)   $(5,041)   $(5,041)  $(9,401)   $ (4,343)


   At March 31, 2004 and 2003 and June 30, 2003, respectively, forward sale agreements, Eurodollar futures contracts and outstanding forward starting interest rate swap contracts accounted for as hedges and related unrealized gains and losses recorded as assets or liabilities on the balance sheet were as summarized in the following table. There were no outstanding derivatives contracts accounted for as hedges at June 30, 2002 or 2001 (in thousands).

                                                           AT MARCH 31, 2004        AT MARCH 31, 2003         AT JUNE 30, 2003
                                                         ---------------------     ---------------------    ---------------------
                                                         NOTIONAL   UNREALIZED    NOTIONAL    UNREALIZED   NOTIONAL    UNREALIZED
                                                          AMOUNT       LOSS        AMOUNT        LOSS       AMOUNT      LOSS(A)
                                                         --------   ----------    --------    ----------   --------    ----------
   Forward sale agreement............................    $76,032       $  --      $    --      $    --     $275,000     $    --
   Eurodollar futures contracts......................    $50,000       $(100)
   Forward starting interest rate swaps..............    $    --       $  --      $47,497      $(2,809)    $     --     $(6,776)

---------------
(a) Represents the liability carried on the balance sheet at June 30, 2003 for previously recorded losses not yet settled in cash.

TRADING ACTIVITY

   Generally, we do not enter into derivative financial instrument contracts for trading purposes. However, we have entered into derivative financial instrument contracts, which we have not designated as hedges in accordance with SFAS No. 133 and therefore were accounted for as trading assets or liabilities.

   RELATED TO LOANS EXPECTED TO BE SOLD THROUGH SECURITIZATIONS. During the nine months ended March 31, 2003 and in fiscal year ended June 30, 2003, we used interest rate swap contracts to protect the future securitization spreads on loans in our pipeline. Loans in the pipeline represent loan applications for which we are in the process of obtaining all the documentation required for a loan approval or approved loans, which have not been accepted by the borrower and are not considered to be firm commitments. We believed there was a greater chance that market interest rates we would obtain on the subsequent securitization of these loans would increase rather than decline, and chose to protect the spread we could earn in the event of rising rates.

   However due to declining market interest rates during the period the derivative contracts were used to manage interest rate risk on loans in our pipeline, we recorded losses on forward starting interest rate swap contracts during the nine months ended March 31, 2003 and fiscal year ended June 30, 2003. The losses are summarized in the table below. During the nine months ended March 31, 2004, we did not utilize derivative financial instruments to protect future securitization spreads on loans in our pipeline.

   RELATED TO LOANS EXPECTED TO BE SOLD THROUGH WHOLE LOAN SALE TRANSACTIONS. The $170.0 million notional amount of forward starting interest rate swap contracts which carried over from the disqualified hedging relationship discussed above were utilized to manage the effect of changes in market interest rates on the fair value of fixed-rate mortgage loans that were sold in whole loan sale transactions during the three months ended September 30, 2003. We had elected not to designate these derivative contracts as an accounting hedge.

   We recorded the following gains and losses on the fair value of derivative financial instruments classified as trading for the nine months ended March 31, 2004 and 2003 and the year ended June 30, 2003. There were no derivative contracts classified as trading for the years ended June 30, 2002 and 2001 except those noted below at June 30, 2002 to manage the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR (in thousands):


                                                                                                    NINE MONTHS ENDED
                                                                                                        MARCH 31,        YEAR ENDED
                                                                                                    ------------------    JUNE 30,
                                                                                                     2004       2003        2003
                                                                                                   -------    --------   ----------
Trading Gains/(Losses) on forward starting interest rate swaps:
Related to loan pipeline.......................................................................    $    --    $ (3,708)   $ (3,796)
Related to whole loan sales....................................................................      5,097          --         441
Amount settled in cash - (paid)................................................................     (1,212)     (2,671)     (2,671)


   At March 31, 2004, there were no outstanding derivative financial instruments classified as trading utilized to manage interest rate risk on loans in our pipeline or expected to be sold in whole loan sale transactions. At March 31, 2003 and June 30, 2003, outstanding forward starting interest rate swap contracts used to manage interest rate risk on loans in our pipeline or expected to be sold in whole loan sale transactions and associated unrealized gains and unrealized losses recorded as liabilities on the balance sheet were as follows (in thousands):


                                                                                       AT MARCH 31, 2003        AT JUNE 30, 2003
                                                                                     ---------------------    ---------------------
                                                                                    NOTIONAL    UNREALIZED    NOTIONAL   UNREALIZED
                                                                                     AMOUNT        LOSS        AMOUNT       LOSS
                                                                                    --------    ----------    --------   ----------
Forward starting interest rate swaps ............................................   $ 72,503       $(22)      $170,000     $(441)


   RELATED TO INTEREST-ONLY STRIPS. We have an interest rate swap contract, which is not designated as an accounting hedge, designed to reduce the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. Unrealized gains and losses on the interest rate swap contract are due to changes in the interest rate swap yield curve during the periods the contract is in place. Net gains and losses on this interest rate swap contract include the amount of cash settlement with the contract counter party each period. Net gains and losses on this interest rate swap contract for the nine months ended March 31, 2004 and 2003 and the fiscal years ended June 30, 2003 and 2002 were as follows (in thousands):


                                                                                                    NINE MONTHS
                                                                                                       ENDED        YEAR ENDED JUNE
                                                                                                     MARCH 31,            30,
                                                                                                   -------------    ---------------
                                                                                                   2004     2003     2003      2002
                                                                                                  -----    -----    -------   -----
Unrealized gain (loss) on interest rate swap contract .........................................   $ 333    $ (80)   $   127   $(460)
Cash interest paid on interest rate swap contract .............................................    (305)    (817)    (1,038)   (266)
                                                                                                  -----    -----    -------   -----
Net gain (loss) on interest rate swap contract ................................................   $  28    $(897)   $  (911)  $(726)
                                                                                                  =====    =====    =======   =====

   This interest rate swap contract matures in April 2004. Terms of the interest rate swap contract at March 31, 2004 were as follows (dollars in thousands):

   Notional amount..................................................    $     1,372
   Rate received - Floating(a)......................................           1.20%
   Rate paid - Fixed................................................           2.89%
   Maturity date....................................................     April 2004
   Unrealized loss..................................................    $         1
   Sensitivity to 0.1% change in interest rates.....................            (b)

---------------
(a) Rate represents the spot rate for one-month LIBOR paid on the securitized floating interest rate certificate at the end of the period.

(b)  Not meaningful.

   Derivative transactions are measured in terms of a notional amount, but this notional amount is not carried on the balance sheet. The notional amount is not exchanged between counterparties to the derivative financial instrument, but is only used as a basis to determine fair value, which is recorded on the balance sheet and to determine interest and other payments between the counterparties. Our exposure to credit risk in a derivative transaction is represented by the fair value of those derivative financial instruments in a gain position. We attempt to manage this exposure by limiting our derivative financial instruments to those traded on major exchanges and where our counterparties are major financial institutions.

   In the future, we may expand the types of derivative financial instruments we use to hedge interest rate risk to include other types of derivative contracts. However, an effective interest rate risk management strategy is complex and no such strategy can completely insulate us from interest rate changes. Poorly designed strategies or improperly executed transactions may increase rather than mitigate risk. Hedging involves transaction and other costs that could increase as the period covered by the hedging protection increases. Although it is expected that such costs would be offset by income realized from securitizations in that period or in future periods, we may be prevented from effectively hedging fixed interest rate loans held for sale without reducing income in current or future periods. In addition, while Eurodollar rates, interest rate swap yield curves and the pass-through interest rate of securitizations are generally strongly correlated, this correlation has not held in periods of financial market disruptions.

LIQUIDITY AND CAPITAL RESOURCES

   The following discussion of liquidity and capital resources should be read in conjunction with the discussion contained in "-- Application of Critical Accounting Estimates."

   Liquidity and capital resource management is a process focused on providing the funding to meet our short and long-term cash needs. We have used a substantial portion of our funding sources to build our total portfolio and investments in securitization residual assets with the expectation that they will generate sufficient cash flows in the future to cover our operating requirements, including repayment of maturing subordinated debentures and senior collateralized subordinated notes outstanding. Our cash needs change as the mix of loan sales through securitization shifts to more whole loan sales, as the total portfolio changes, as our interest-only strips mature and release more cash, as subordinated debentures and senior collateralized subordinated notes outstanding mature, as operating expenses change and as revenues change. Because we have historically experienced negative cash flows from operations under our prior business strategy, and more recently have been impacted by short-term liquidity issues, our business requires continual access to short and long-term sources of debt to generate the cash required to fund our operations. Our cash requirements include funding loan originations and capital expenditures, repaying existing subordinated debentures and senior collateralized subordinated notes outstanding, paying interest expense and operating expenses, and in connection with our securitizations, funding overcollateralization requirements and servicer obligations. When loans are sold through a securitization, we may retain the rights to service the loans. Servicing loans obligates us to advance interest payments for delinquent loans under certain circumstances and allows us to repurchase a limited amount of delinquent loans from securitization trusts. See "-- Securitizations" and

"-- Securitizations Trigger Management" for more information on how the servicing of securitized loans affects requirements on our capital resources and cash flow. At times, we have used cash to repurchase our common stock and could in the future use cash for unspecified acquisitions of related businesses or assets (although no acquisitions are currently contemplated).

   Under our business strategy, we initially finance our loans under two secured credit facilities. These credit facilities are revolving lines of credit, which we have with a financial institution and a warehouse lender that enable us to borrow on a short-term basis against our loans. We then securitize or sell our loans to unrelated third parties on a whole loan basis to generate the cash to pay off these revolving credit facilities.

   Several events and issues have negatively impacted our short-term liquidity. First, our inability to complete our typical publicly underwritten securitization during the fourth quarter of fiscal 2003 adversely impacted our short-term liquidity position and contributed to our loss for fiscal 2003. At June 30, 2003, of the $516.1 million in revolving credit and conduit facilities available to us, $453.4 million was drawn upon. Our revolving credit facilities and mortgage conduit facility had $62.7 million of unused capacity available at June 30, 2003, which significantly reduced our ability to fund future loan originations until we sold existing loans, extended or expanded existing credit facilities, or added new credit facilities. Second, our ability to borrow under credit facilities to fund new loan originations was limited during most of the first six months of fiscal 2004. Further advances under a non-committed portion of one of our credit facilities were subject to the discretion of the lender and subsequent to June 30, 2003, there were no new advances under the non-committed portion. Additionally, on August 20, 2003, this credit facility was amended to, among other things, eliminate the non-committed portion, reduce the amount available to $50.0 million and accelerated the expiration date from November 2003 to September 30, 2003. We entered into a subsequent amendment to this facility, which extended its maturity date to October 17, 2003. We also had a $300.0 million mortgage conduit facility with a financial institution that enabled us to sell our loans into an off-balance sheet facility, which expired pursuant to its terms on July 5, 2003. In addition, we were unable to borrow under our $25.0 million warehouse facility after September 30, 2003, and this $25.0 million facility expired on October 31, 2003. Third, our temporary discontinuation of sales of new subordinated debentures for approximately a six-week period during the first quarter of fiscal 2004 further impaired our liquidity.

   As a result of these liquidity issues, since June 30, 2003, our loan origination volume was substantially reduced. From July 1, 2003 through March 31, 2004, we originated $468.6 million of loans which represents a significant reduction as compared to originations of $1.18 billion of loans for the same period in fiscal 2003. We also experienced a loss in loan origination employees. Our inability to originate loans at previous levels adversely impacted the relationships our subsidiaries have or are developing with their brokers and our ability to retain employees. As a result of the decrease in loan originations and liquidity issues described above, we incurred a loss for the first, second and third quarters of fiscal 2004 and depending on our ability to recognize gains on future securitizations, we anticipate incurring losses at least through the first quarter of fiscal 2005.

   For the first nine months of fiscal 2004, we recorded a loss before dividends on preferred stock of $82.5 million. The loss primarily resulted from liquidity issues described above, which substantially reduced our ability to originate loans and generate revenues during the first nine months of fiscal 2004, operating expense levels which would support greater levels of loan originations, our inability to complete a securitizations of loans during the first and third quarters of fiscal 2004, and $37.8 million of net pre-tax charges for valuation adjustments on our securitization assets. See "-- Securitizations" for more detail on the valuation adjustments.

   In fiscal 2003, we recorded a net loss of $29.9 million. The loss in fiscal 2003 was due in part to our inability to complete our typical quarterly securitization of loans during the fourth quarter of our fiscal year. Also contributing to the loss was $45.2 million of net pre-tax charges for valuation adjustments recorded on our securitization assets during the 2003 fiscal year. See "-- Securitizations" for more detail on the valuation adjustments.

   As a result of the losses experienced in fiscal 2003 and the first nine months of fiscal 2004, we failed to comply with the terms of certain of the financial covenants in our credit facilities. We requested and obtained waivers from our lenders, as necessary, for our non-compliance with financial covenants as of June 30, 2003,

September 30, 2003, October 31, 2003, November 30, 2003, December 31, 2003 and March 31, 2004. See "-- Overview -- Credit Facilities, Servicing Agreements and Waivers Related to Financial Covenants" and "-- Credit Facilities" and
"-- Waivers and Amendments of Financial Covenants" for more detail. As a result of our anticipated future losses and any noncompliance with other financial covenants, we anticipate that we will also need to obtain additional waivers in future periods from our lenders but we cannot provide any assurances as to whether or in what form these waivers will be granted.

   In addition, as a result of our non-compliance at September 30, 2003 with the net worth covenant in several of our servicing agreements, we requested and obtained waivers of the non-compliance from the two financial insurers representing certificate holders. In connection with a waiver of the net worth covenant granted by one bond insurer for the remaining term of the related servicing agreements, we amended the servicing agreements on September 30, 2003 principally to provide for 120-day term-to-term servicing and for our appointment as servicer for an initial 120-day period commencing as of October 1, 2003. We were re-appointed servicer for an additional term under these amended servicing agreements on January 29, 2004. The second bond insurer waived our non-compliance with net worth requirements on an oral basis from September 30, 2003 through March 9, 2004, at which time it confirmed its prior oral waiver in writing and extended the waiver through March 14, 2004. On February 20, 2004 we entered into an agreement with this second bond insurer amending the related servicing agreements principally to provide for 30-day term-to-term servicing and to re-appoint us as servicer for an initial term through March 15, 2004. Subsequently, this bond insurer, on a monthly basis, has given us a waiver of the net worth covenant and re-appointed us as servicer under these amended servicing agreements for all relevant periods since the execution of the amended servicing agreements. Reappointment as servicer under these amended servicing agreements occurs in the sole discretion of the bond insurer.

   Separately, one bond insurer, as a condition to its participation in our October 31, 2003 securitization, required that we amend the servicing agreement related to a previous securitization in which the bond insurer had participated as bond insurer. The resulting amendment, dated October 31, 2003, to this servicing agreement provided, among other things, for a specifically designated back-up servicer, for 90-day term-to-term servicing and for our re- appointment as servicer for an initial 90-day term commencing October 31, 2003. This bond insurer subsequently re-appointed us as servicer under the amended servicing agreement for an additional term through April 30, 2004. On April 30, 2004 this amended servicing agreement was further amended principally to provide for 30-day term-to-term servicing and for our reappointment as servicer for a 30-day term expiring May 31, 2004. Reappointment as servicer under these amended servicing agreements is determined by reference to our compliance with their servicing terms.

   Also separately, on March 5, 2004, we entered into agreements with another bond insurer which amended the servicing agreements related to all securitizations insured by this bond insurer. These amendments principally provided for a specifically designated back-up servicer. The original provisions of these servicing agreements providing for 3-month term-to-term servicing were not altered by these amendments. Reappointment as servicer under these amended servicing agreements is determined by reference to our compliance with their servicing terms.

   As a result of the foregoing amendments to our servicing agreements, all of our servicing agreements associated with bond insurers now provide for term-to-term servicing.

   Since June 30, 2003, we undertook specific remedial actions to address short-term liquidity concerns including selling loans on a whole loan basis, securing new credit and warehouse facilities, refinancing an off-balance sheet mortgage conduit facility, effecting the exchange offers with respect to our subordinated debentures and suspending the payment of quarterly cash dividends on our common stock.

   We entered into an agreement on June 30, 2003 with an investment bank to sell up to $700.0 million of mortgage loans, entered into a forward sale agreement in March 2004 for $300.0 million of mortgage loans and solicited bids and commitments from other participants in the whole loan sale market. In total, from June 30, 2003 through March 31, 2004, we sold approximately $729.8 million (which includes $222.3 million of loans sold by the expired mortgage conduit facility described under "-- Credit Facilities") of loans through whole loan sales.

   On September 22, 2003, we entered into definitive agreements with a financial institution for a new $200.0 million credit facility for the purpose of funding our loan originations. On October 14, 2003, we entered into definitive agreements with a warehouse lender for a revolving mortgage loan warehouse credit facility of up to $250.0 million to fund loan originations. See "-- Credit Facilities" for information regarding the terms of these facilities and "Risk Factors -- If we are unable to obtain additional financing, we may not be able to restructure our business to permit profitable operations or repay the subordinated debentures when due."

   Although we obtained two new credit facilities totaling $450.0 million, the proceeds of these credit facilities may only be used to fund loan originations and may not be used for any other purpose. Consequently, we will have to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debentures.

   On October 16, 2003, we refinanced through a mortgage warehouse conduit facility $40.0 million of loans that were previously held in an off-balance sheet mortgage conduit facility which expired pursuant to its terms in July 2003. We also refinanced an additional $133.5 million of mortgage loans in the new conduit facility which were previously held in other warehouse facilities, including the amended $50.0 million warehouse facility which expired on October 17, 2003. The more favorable advance rate under this conduit facility as compared to the expired facilities, which previously held these loans, along with loans fully funded with our cash resulted in our receipt of $17.0 million in cash. On October 31, 2003, we completed a privately-placed securitization of the $173.5 million of loans, with servicing released, that had been transferred to this conduit facility. Under the terms of this conduit facility it terminated upon the disposition of the loans held by it.

   On December 1, 2003, we mailed the first exchange offer to holders of our subordinated debentures issued prior to April 1, 2003. Holders of such subordinated debentures had the ability to exchange their debentures for (i) equal amounts of senior collateralized subordinated notes and shares of Series A preferred stock; and/or (ii) dollar-for-dollar for shares of Series A preferred stock. See "-- Overview -- Exchange Offers."

   On May 14, 2004, we mailed the second exchange offer to holders of our subordinated debentures issued prior to November 1, 2003. Holders of such subordinated debentures will have the ability to exchange their debentures for
(i) equal amounts of senior collateralized subordinated notes and shares of Series A preferred stock; and/or (ii) dollar-for-dollar for shares of Series A preferred stock. See "-- Overview -- Exchange Offers."

   We can provide no assurances that we will be able to sell our loans, maintain existing facilities or expand or obtain new credit facilities, if necessary. If we are unable to maintain existing financing, we may not be able to restructure our business to permit profitable operations or repay our subordinated debentures and senior collateralized subordinated notes when due. Even if we are able to maintain adequate financing, our inability to originate and sell our loans could hinder our ability to operate profitably in the future and repay our subordinated debentures and senior collateralized subordinated notes when due.

   The following table summarizes our short and long-term capital resources and contractual obligations as of March 31, 2004. For capital resources, the table presents projected and scheduled principal cash flows expected to be available to meet our contractual obligations. For those timeframes where a shortfall in capital resources exists, we anticipate that these shortfalls will be funded through a combination of cash from whole loan sales of future loan originations and the issuance of subordinated debentures. We can provide no assurances that we will be able to continue issuing subordinated debentures.
In the event that we are unable to offer additional subordinated debentures for any reason, we have developed a contingent financial restructuring plan. See "-- Business Strategy Adjustments" for a discussion of this plan. The terms of our credit facilities provide that we may only use the funds available under the credit facilities to originate loans.


                                                                           --------------------------------------------------------
                                                                           LESS THAN    1 TO 3      3 TO 5     MORE THAN
                                                                            1 YEAR       YEARS       YEARS      5 YEARS      TOTAL
                                                                           --------------------------------------------------------
                                                                                                (IN THOUSANDS)
Capital Resources from:
 Unrestricted cash.....................................................    $  16,178   $     --    $     --    $     --    $ 16,178
 Loans.................................................................      116,560        116         136       4,416     121,228
 Interest-only strips(a)...............................................      122,222    208,870     130,401     203,961     665,454
 Servicing rights......................................................       25,825     36,181      22,229      30,748     114,983
 Investments...........................................................          328        520          --          --         848
                                                                           ---------   --------    --------    --------    --------
                                                                             281,113    245,687     152,766     239,125     918,691
                                                                           ---------   --------    --------    --------    --------

Contractual Obligations(b)
 Subordinated debentures...............................................      316,590    235,434      17,080      16,693     585,797
 Accrued interest-subordinated debentures(c)...........................       18,411     14,456       1,492       2,414      36,773
 Senior collateralized subordinated notes..............................       12,542     39,917       1,263       1,698      55,420
 Accrued interest-senior collateralized
   subordinated notes(d)...............................................          148        492           8          37         685
 Warehouse lines of credit(e)..........................................       85,598         --          --          --      85,598
 Convertible promissory note(f)........................................           --        478          --          --         478
 Capitalized lease(g)..................................................          377        236          --          --         613
 Operating leases(h)...................................................        4,783     10,535      10,976      29,264      55,558
 Services and equipment................................................        1,722         --          --          --       1,722
                                                                           ---------   --------    --------    --------    --------
                                                                             440,171    301,548      30,819      50,106     822,644
                                                                           ---------   --------    --------    --------    --------
 Excess (Shortfall)....................................................    $(159,058)  $(55,861)   $121,947    $189,019    $ 96,047
                                                                           =========   ========    ========    ========    ========

---------------
(a) Reflects projected cash flows utilizing assumptions including prepayment and credit loss rates. See "-- Application of Critical Accounting Estimates -- Interest-Only Strips."

(b)  See "-- Contractual Obligations."

(c) This table reflects interest payment terms elected by subordinated debenture holders as of March 31, 2004. In accordance with the terms of the subordinated debenture offering, subordinated debenture holders have the right to change the timing of the interest payment on their notes once during the term of their investment.

(d) This table reflects interest payment terms elected by senior collateralized subordinated note holders as of March 31, 2004.

(e) See the table provided under "-- Credit Facilities" for additional information about our credit facilities.

(f)  Amount includes principal and accrued interest at March 31, 2004.

(g)  Amounts include principal and interest.

(h)  Amounts include lease for office space.

   Cash flow from operations, the issuance of subordinated debentures and lines of credit fund our operating cash needs. We expect these sources of funds to be sufficient to meet our cash needs. Loan originations are funded through borrowings against warehouse credit facilities. Each funding source is described in more detail below.

   CASH FLOW FROM OPERATIONS. One of our corporate goals is to achieve sustainable positive cash flow from operations. However, we cannot be certain that we will achieve our projections regarding positive cash flow from operations. Our achieving this goal is dependent on our ability to successfully implement our business strategy and on the following items:

     o manage the mixture of whole loan sales and securitization transactions to maximize cash flow and economic value;

     o manage levels of securitizations to maximize cash flows received at closing and subsequently from interest-only strips and servicing rights;

     o maintain a portfolio of mortgage loans which will generate income and cash flows through our servicing activities and the residual interests we hold in the securitized loans;

     o build on our established approaches to underwriting loans, servicing and collecting loans and managing credit risks in order to control delinquency and losses;

     o continue to identify and invest in technology and other efficiencies to reduce per unit costs in our loan origination and servicing process; and

     o  control overall expense levels.

   Historically, our cash flow from operations has been negative because we incur the cash expenses as we originate loans, but generally do not recover the cash outflow from these origination expenses until we securitize or sell the underlying loans. With respect to loans securitized, we may be required to wait more than one year to begin recovering the cash outflow from loan origination expenses through cash inflows from our residual assets retained in securitization. However, during the nine months ended March 31, 2004, we experienced positive cash flow from operations, primarily due to whole loan sales of loans we originated in prior periods that were carried on our balance sheet at June 30, 2003.

   Additionally, increasing market interest rates could negatively impact our cash flows. If market interest rates increase, the premiums we would be paid on whole loan sales could be reduced and the interest rates that investors will demand on the certificates issued in future securitizations will increase. The increase in interest rates paid to investors reduces the cash we will receive from interest-only strips created in future securitizations. Although we may have the ability in a rising interest rate market to charge higher loan interest rates to our borrowers, competition, laws and regulations and other factors may limit or delay our ability to do so. Increasing market interest rates would also result in higher interest expense incurred on future issuances of subordinated debentures and interest expense incurred to fund loans while they are carried on our balance sheet.

   Cash flow from operations for the nine months ended March 31, 2004 was a positive $162.5 million compared to a negative $41.5 million for the first nine months of fiscal 2003. The positive cash flow from operations for the nine months ended March 31, 2004 was due to our sales during the nine-month period of loans originated in prior periods that were carried on our balance sheet at June 30, 2003. During the nine months ended March 31, 2004, we received cash on whole loan sales closed during the period of $481.8 million and $26.7 million from a whole loan sale transaction, which closed on June 30, 2003, but settled in cash on July 1, 2003. Additionally, cash flow from our interest-only strips in the first nine months of fiscal 2004 increased $55.4 million, compared to the first nine months of fiscal 2003. The following table compares the principal amount of loans sold in whole loan sales during the nine months ended March 31, 2004, to the amount of loans originated during the same period (in thousands).

                                                                 WHOLE LOAN      LOANS
        QUARTER ENDED                                              SALES      ORIGINATED
         ----------------------------------------------------    ----------   ----------
        September 30, 2003                                        $245,203     $124,052
        December 31, 2003                                            7,975(a)   103,084
        March 31, 2004                                             228,629      241,449
                                                                  --------     --------
        Total for nine months ended March 31, 2004                $481,807     $468,585
                                                                  ========     ========

---------------
(a) During the quarter ended December 31, 2003, we completed a securitization of $173.5 million of mortgage loans.

   The amount of cash we receive as gains on whole loan sales, and the amount of cash we receive and the amount of overcollateralization we are required to fund at the closing of our securitizations are dependent upon a number of factors including market factors over which we have no control. Although we expect cash flow from operations to continue to fluctuate in the foreseeable future, our goal is to improve upon our historical levels of negative cash flow from operations. We believe that if our projections based on our business strategy prove accurate, our cash flow from operations will continue to be positive. However, negative cash flow from operations may occur in the fourth quarter of fiscal 2004 or any future quarter depending on the size and frequency of our future securitizations and due to the nature of our operations and the time required to implement our business strategy adjustments. We generally expect the level of cash flow from operations to fluctuate.

   Other factors could negatively affect our cash flow and liquidity such as increases in mortgage interest rates, legislation or other economic conditions, which may make our ability to originate loans more difficult. As a result, our costs to originate loans could increase or our volume of loan originations could decrease.

   Cash flow from operations for the year ended June 30, 2003 was a negative $285.4 million compared to negative $13.3 million for fiscal 2002. Negative cash flow from operations increased $272.1 million for the year ended June 30, 2003 mainly due to our inability to complete a securitization in the fourth quarter of fiscal 2003. At June 30, 2003 we carried $271.4 million of loans available for sale, compared to $57.7 million at June 30, 2002. We also carried a receivable of $26.7 million for the proceeds on loans sold in a whole loan sale transaction, which closed on June 30, 2003, but settled in cash on July 1, 2003. Also contributing to the increase in negative cash flow for fiscal 2003 was an increase in the amount of delinquent loans repurchased from securitization trusts in order to avoid delinquency and loss triggers and the funding of $3.8 million in initial overcollateralization from the proceeds of our December 2002 securitization and $6.8 million on our fourth quarter of fiscal 2003 sales to a mortgage conduit facility. Increases in the cash flow from interest-only strips in fiscal 2003 were offset by increases in operating expenses, mainly general and administrative expenses to service and collect the larger total portfolio.

   CONTRACTUAL OBLIGATIONS. Following is a summary of future payments required on our contractual obligations as of March 31, 2004 (in thousands):


                                                                                            PAYMENTS DUE BY PERIOD
                                                                          ---------------------------------------------------------
                                                                                                                             MORE
                                                                                      LESS THAN      1 TO 3      3 TO 5      THAN
CONTRACTUAL OBLIGATIONS                                                     TOTAL       1 YEAR       YEARS       YEARS      5 YEARS
-----------------------                                                   ---------   ---------    ---------    --------   --------
Subordinated debentures...............................................    $ 585,797   $ 316,590    $ 235,434    $ 17,080   $ 16,693
Accrued interest - subordinated debentures(a).........................       36,773      18,411       14,456       1,492      2,414
Senior collateralized subordinated notes..............................       55,420      12,542       39,917       1,263      1,698
Accrued interest - senior collateralized subordinated notes(b)........          685         148          492           8         37
Warehouse lines of credit(c)..........................................       85,598      85,598           --          --         --
Convertible promissory note(d)........................................          478          --          478          --         --
Capitalized lease(e)..................................................          613         377          236          --         --
Operating leases(f)...................................................       55,558       4,783       10,535      10,976     29,264
Services and equipment................................................        1,722       1,722           --          --         --
                                                                          ---------   ---------    ---------    --------   --------
Total obligations.....................................................    $ 822,644   $ 440,171    $ 301,548    $ 30,819   $ 50,106
                                                                          =========   =========    =========    ========   ========

---------------
(a) This table reflects interest payment terms elected by subordinated debenture holders as of March 31, 2004. In accordance with the terms of the subordinated debenture offering, subordinated debenture holders have the right to change the timing of the interest payment on their notes once during the term of their investment.

(b) This table reflects interest payment terms elected by senior collateralized subordinated note holders as of March 31, 2004.

(c) See the table provided under "-- Credit Facilities" for additional information about our credit facilities.

(d)  Amount includes principal and accrued interest at March 31, 2004.

(e)  Amounts include principal and interest.

(f)  Amounts include lease for office space.


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
   CREDIT FACILITIES. Borrowings against warehouse credit facilities represent cash advanced to us for a limited duration, generally no more than 270 days, and are secured by the loans we pledge to the lender. These credit facilities provide the primary funding source for loan originations. Under the terms of these facilities, approximately 75% to 97% of our loan originations may be funded with borrowings under the credit facilities and the remaining amounts, our overcollateralization requirements, must come from our operating capital. The ultimate sale of the loans through securitization or whole loan sale generates the cash proceeds necessary to repay the borrowings under the warehouse facilities. We periodically review our expected future credit needs and negotiate credit commitments for those needs as well as excess capacity in order to allow us flexibility in the timing of the securitization of our loans.

   The following is a description of the warehouse and operating lines of credit facilities, which were available to us at March 31, 2004 (in thousands):

                                                                                               FACILITY    AMOUNT      AMOUNT
                                                                                                AMOUNT    UTILIZED    AVAILABLE
                                                                                               --------   --------    ---------
    REVOLVING CREDIT FACILITIES:
    Warehouse revolving line of credit, expiring September 2004(a)                             $200,000    $25,675    $174,325
    Warehouse revolving line of credit, expiring October 2006(b)...........................     250,000     59,923     190,077
                                                                                               --------    -------    --------
    Total revolving credit facilities......................................................     450,000     85,598     364,402

    OTHER FACILITIES:
      Capitalized leases, maturing January 2006(c) ........................................         571        571          --
                                                                                               --------    -------    --------
    Total credit facilities................................................................    $450,571    $86,169    $364,402
                                                                                               ========    =======    ========

---------------
(a) $200.0 million warehouse revolving line of credit with JP Morgan Chase Bank entered into on September 22, 2003 and expiring September 2004. Interest rates on the advances under this facility are based upon one-month LIBOR plus a margin. Obligations under the facility are collateralized by pledged loans. Further detail and provisions of this facility are described below.

     Additionally, we have a stand alone letter of credit with JP Morgan Chase Bank to secure lease obligations for corporate office space. The amount of the letter of credit was $8.0 million at March 31, 2004. The letter of credit was collateralized by cash.

(b) $250.0 million warehouse revolving line of credit with Chrysalis Warehouse Funding, LLC, entered into on October 14, 2003 and expiring October 2006. Interest rates on the advances under this facility are based upon one-month LIBOR plus a margin. Obligations under the facility are collateralized by pledged loans. Further detail and provisions of this facility are described below.

(c) Capitalized leases, imputed interest rate of 8.0%, collateralized by computer equipment.

   Until their expiration, two other facilities were utilized for portions of fiscal 2004 including:

     o A warehouse line of credit with Credit Suisse First Boston Mortgage Capital, LLC originally for $200.0 million. $100.0 million of this facility was continuously committed for the term of the facility while the remaining $100.0 million of the facility was available at Credit Suisse's discretion. Subsequent to June 30, 2003, there were no new advances under the non-committed portion. On August 20, 2003, this credit facility was amended to reduce the committed portion to $50.0 million (from $100.0 million), eliminate the non-committed portion and accelerate its expiration date from November 2003 to September 30, 2003. The expiration date was subsequently extended to October 17, 2003, but no new advances were permitted under this facility subsequent to September 30, 2003. This facility was paid down in full on October 16, 2003. The interest rate on the facility was based on one-month LIBOR plus a margin. Advances under this facility were collateralized by pledged loans.

     o A $25.0 million warehouse line of credit facility from Residential Funding Corporation. Under this warehouse facility, advances could be obtained, subject to specific conditions described in the agreements. In connection with our receipt of a waiver of our non-compliance with financial covenants at September 30, 2003, we agreed not to make further advances under this line. Interest rates on the advances were based on one-month LIBOR plus a margin. The obligations under this agreement were collateralized by pledged loans. This facility was paid down in full on October 16, 2003 and it expired pursuant to its terms on October 31, 2003.

   Until its expiration, we also had available to us a $300.0 million mortgage conduit facility. This facility expired pursuant to its terms on July 5, 2003. The facility provided for the sale of loans into an off-balance sheet facility. See "-- Overview -- Remedial Steps Taken to Address Liquidity Issues" and "Application of Critical Accounting Estimates" for further discussion of the off-balance sheet features of this facility. On October 16, 2003, we refinanced through another mortgage warehouse conduit facility $40.0 million of loans that were previously held in the above off-balance sheet mortgage conduit facility. We also refinanced an additional $133.5 million of mortgage loans in the new conduit facility, which were previously held in other warehouse facilities, including the $50.0 million warehouse facility which expired on October 17, 2003. The more favorable advance rate under this conduit facility as compared to the expired facilities, which previously held these loans, along with loans fully funded with our cash resulted in our receipt of $17.0 million in cash. On October 31, 2003, we completed a privately-placed securitization, with servicing released, of the $173.5 million of loans that had been transferred to this conduit facility. The terms of this conduit facility provide that it will terminate upon the disposition of the loans held by it.

   On September 22, 2003, we entered into definitive agreements with JP Morgan Chase Bank for a new $200.0 million credit facility for the purpose of funding our loan originations. Pursuant to the terms of this facility, we are required to, among other things: (i) have a net worth of at least $28.0 million by September 30, 2003; with quarterly increases of $2.0 million thereafter; (ii) apply 60% of our net cash flow from operations each quarter to reduce the outstanding amount of subordinated debentures commencing with the quarter ending March 31, 2004; (iii) as of the end of any month, commencing January 31, 2004, the aggregate outstanding balance of subordinated debentures must be less than the aggregate outstanding balance as of the end of the prior month; and (iv) provide a parent company guaranty of 10% of the outstanding principal amount of loans under the facility. This facility has a term of 12 months expiring in September 2004 and is secured by the mortgage loans, which are funded by advances under the facility with interest equal to LIBOR plus a margin. This facility is subject to representations and warranties and covenants, which are customary for a facility of this type, as well as amortization events and events of default related to our financial condition. These provisions require, among other things, our maintenance of a delinquency ratio for the managed portfolio (which represents the portfolio of securitized loans and leases we service for others) at the end of each fiscal quarter of less than 12.0%, our subordinated debentures not to exceed $705.0 million at any time, and our ownership of an amount of repurchased loans not to exceed 1.5% of the managed portfolio.

   On October 14, 2003, we entered into definitive agreements with Chrysalis Warehouse Funding, LLC for a revolving mortgage loan warehouse credit facility of up to $250.0 million to fund loan originations. The $250.0 million facility has a term of three years with an interest rate on amounts outstanding equal to the one-month LIBOR plus a margin and the yield maintenance fees (as defined in the agreements). We also agreed to pay fees of $8.9 million upon closing and approximately $10.3 million annually plus a non-usage fee based on the difference between the average daily outstanding balance for the current month and the maximum credit amount under the facility, as well as the lender's out-of-pocket expenses. Advances under this facility are collateralized by specified pledged loans and additional credit support was created by granting a security interest in substantially all of our interest-only strips and residual interests which we contributed to a special purpose entity organized by it to facilitate this transaction.

   This $250.0 million facility contains representations and warranties, events of default and covenants which are customary for facilities of this type, as well as our agreement to: (i) restrict the total amount of indebtedness outstanding under the indenture related to our subordinated debentures to $750.0 million or less; (ii) make quarterly reductions commencing in April
2004 of an amount of subordinated debentures pursuant to the formulas set forth in the loan agreement; (iii) maintain maximum interest rates offered on subordinated debentures not to exceed 10 percentage points above comparable rates for FDIC insured products; and (iv) maintain minimum cash and cash equivalents of not less than $10.0 million. In addition to events of default which are typical for this type of facility, an event of default would occur if: (1) we are unable to sell subordinated debentures for more than three consecutive weeks or on more than two occasions in a 12 month period; and (2) certain members of management are not executive officers and a satisfactory replacement is not found within 60 days. The definitive agreements grant the lender an option for a period of 90 days commencing on the first anniversary of entering into the definitive agreements to increase the credit amount on the $250.0 million facility to $400.0 million with additional fees and interest payable by us.

   Although we obtained two new credit facilities totaling $450.0 million, the proceeds of these credit facilities may only be used to fund loan originations and may not be used for any other purpose. Consequently, we will have to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debentures.

   WAIVERS AND AMENDMENTS OF FINANCIAL COVENANTS. The warehouse credit agreements require that we maintain specific financial covenants regarding net worth, leverage, net income, liquidity, total debt and other standards. Each agreement has multiple individualized financial covenant thresholds and ratio of limits that we must meet as a condition to drawing on a particular line of credit. Pursuant to the terms of these credit facilities, the failure to comply with the financial covenants constitutes an event of default and at the option of the lender, entitles the lender to, among other things, terminate commitments to make future advances to us, declare all or a portion of the loan due and payable, foreclose on the collateral securing the loan, require servicing payments be made to the lender or other third party or assume the servicing of the loans securing the credit facility. An event of default under these credit facilities would result in defaults pursuant to cross-default provisions of our other agreements, including but not limited to, other loan agreements, lease agreements and other agreements. The failure to comply with the terms of these credit facilities or to obtain the necessary waivers would have a material adverse effect on our liquidity and capital resources.

   As a result of the loss experienced during fiscal 2003, we were not in compliance with the terms of certain financial covenants related to net worth, consolidated stockholders' equity and the ratio of total liabilities to consolidated stockholders' equity under two of our principal credit facilities existing at June 30, 2003 (one for $50.0 million and the other for $200.0 million, which was reduced to $50.0 million). We obtained waivers from these covenant provisions from both lenders. Commencing August 21, 2003, the lender under the $50.0 million warehouse credit facility (which had been amended in December 2002 to add a letter of credit facility) granted us a series of waivers for our non-compliance with a financial covenant in that credit facility through November 30, 2003 and on September 22, 2003, in connection with the creation of the new $200.0 million credit facility on the same date, reduced this facility to an $8.0 million letter of credit facility, which secured the lease on our principal executive office. This letter of credit facility expired according to its terms on December 22, 2003, but the underlying letter of credit was renewed for a one year term on December 18, 2003. We also entered into an amendment to the $200.0 million credit facility which provided for the waiver of our non-compliance with the financial covenants in that facility, the reduction of the committed portion of this facility from $100.0 million to $50.0 million, the elimination of the $100.0 million non-committed portion of this credit facility and the acceleration of the expiration date of this facility from November 2003 to September 30, 2003. We entered into subsequent amendments to this credit facility which extended the expiration date until October 17, 2003. This facility was paid down in full on October 16, 2003 and expired on October 17, 2003.

   In addition, in light of the losses during the first, second and third quarters of fiscal 2004, we requested and obtained waivers or amendments to several credit facilities to address our non-compliance with certain financial covenants.

   The lender under a $25.0 million credit facility agreed to amend such facility in light of our non-compliance at September 30, 2003 with the requirement that our net income not be less than zero for two consecutive quarters. Pursuant to the revised terms of our agreement with this lender, no additional advances may be made under this facility after September 30, 2003. This facility was paid down in full on October 16, 2003 and expired pursuant to its terms on October 31, 2003 through December 31, 2003, at which time this facility expired according to its terms.

   The terms of our new $200.0 million credit facility, as amended, required, among other things, that our registration statement registering $295.0 million of subordinated debentures be declared effective by the SEC no later than October 31, 2003, that we obtain a written commitment for another credit facility of at least $200.0 million and close that additional facility by October 3, 2003, and that we have a minimum net worth of $28.0 million at September 30, 2003, $25.0 million at October 31, 2003 and November 30, 2003, $30.0 million at December 31, 2003 and $32.0 million at March 31, 2004.

   The lender under the new $200.0 million facility agreed to extend the deadline for our registration statement to be declared effective by the SEC to November 10, 2003. Our registration statement was declared effective on November 7, 2003.

   The lender on the new $200.0 million credit facility agreed to extend the date by which we were required to close an additional credit facility of at least $200.0 million from October 3, 2003 to October 8, 2003. We subsequently obtained an additional waiver from this lender, which extended this required closing date for obtaining the additional credit facility to October 14, 2003 (this condition was satisfied by the closing of the $250.0 million facility described above). Prior to the closing of the second credit facility, our borrowing capacity on the new $200.0 million facility was limited to $80.0 million.

   Because we anticipate incurring losses at least through the first quarter of fiscal 2005 and as a result of any non-compliance with other financial covenants, we anticipate that we will need to obtain additional waivers from our lenders and bond insurers. We cannot assure you as to whether or in what form a waiver or modification of these agreements would be granted to us.

   SUBORDINATED DEBENTURES. The issuance of subordinated debentures funds the majority of our remaining operating cash requirements. We rely significantly on our ability to issue subordinated debentures since our cash flow from operations is not sufficient to meet these requirements. In order to expand our businesses we have issued subordinated debentures to partially fund growth and to partially fund maturities of subordinated debentures. In addition, at times we have elected to utilize proceeds from the issuance of subordinated debentures to fund loans instead of using our warehouse credit facilities, depending on our determination of liquidity needs. During the nine months ended March 31, 2004, subordinated debentures decreased by $133.7 million compared to an increase of $54.5 million in the nine months ended March 31, 2003. The reduction in the level of subordinated debentures was due to the first exchange offer and the resulting conversion of $117.2 million of subordinated debentures into 61.8 million of shares of Series A preferred stock and $55.4 million of senior collateralized subordinated notes. The decrease also resulted from our temporary discontinuation of sales of new subordinated debentures for a portion of the first quarter of fiscal 2004.

   On December 1, 2003, we mailed the first exchange offer to holders of our subordinated debentures issued prior to April 1, 2003. Holders of such subordinated debentures had the ability to exchange their debentures for (i) equal amounts of senior collateralized subordinated notes and shares of Series A preferred stock; and/or (ii) dollar-for-dollar for shares of Series A preferred stock. Senior collateralized subordinated notes issued in the exchange have interest rates equal to 10 basis points above the subordinated debentures tendered. Senior collateralized subordinated notes with maturities of 12 months were issued in exchange for subordinated debentures tendered with maturities of less than 12 months, while subordinated debentures with maturities greater than 36 months were exchanged for senior collateralized subordinated notes with the same maturity or a maturity of 36 months. All other senior collateralized subordinated notes issued in the exchange have maturities equal to the subordinated debentures tendered. The senior collateralized subordinated notes outstanding are secured by a security interest in certain cash flows originating from interest-only strips of certain of our subsidiaries held by ABFS Warehouse Trust 2003-1 with an aggregate value of at least an amount equal to 150% of the principal balance of the senior collateralized subordinated notes issued in the first exchange offer plus priority lien obligations secured by interest-only strips and/or the cash flows from the interest-only strips; provided that, such collateral coverage may not fall below 100% of the principal balance of the senior collateralized subordinated notes issued in the first exchange offer and priority lien obligations secured by the collateral, as determined by us on any quarterly balance sheet date. In the event of liquidation, to the extent the collateral securing the senior collateralized subordinated notes is not sufficient to repay these notes, the deficiency portion of the senior collateralized subordinated notes will rank junior in right of payment behind our senior indebtedness and all of our other existing and future senior debt and behind the existing and future debt of our subsidiaries and equally in right of payment with the deficiency portion of the senior collateralized subordinated notes to be issued in the second exchange offer, and any future subordinated debentures issued by us and other unsecured debt. At March 31, 2004, our interest in the cash flows from the interest-only strips held in the trust, which secure the senior collateralized subordinated notes totaled $438.5 million of which approximately $83.1 million represented 150% of the outstanding principal balance of senior collateralized subordinated notes.

   Pursuant to the terms of the first exchange offer, in the initial closing on December 31, 2003, we exchanged $73.6 million of subordinated debentures for
39.1 million shares of Series A preferred stock and $34.5 million of senior collateralized subordinated notes. On December 31, 2003, we also extended the expiration date of the first exchange offer to February 6, 2004. As a result of the second closing on February 6, 2004, we exchanged an additional $43.6 million of eligible subordinated debentures for 22.7 million shares of Series
A preferred stock and $20.9 million of senior collateralized subordinated notes.

   Anthony J. Santilli, our Chairman, Chief Executive Officer and President, Beverly Santilli, our Executive Vice President, and Dr. Jerome Miller, our director, each held subordinated debentures eligible to participate in the first exchange offer. Each named individual tendered all such eligible subordinated debentures in the first exchange offer and as of February 6, 2004, the expiration date of the first exchange offer, pursuant to the terms of the first exchange offer, were holders of the following number of shares of Series A preferred stock (SAPS) and aggregate amount of senior collateralized subordinated notes outstanding (SCSN): Mr. Santilli: SAPS - 4,691, SCSN - $4,691; Mrs. Santilli: SAPS - 4,691, SCSN - $4,691; Dr. Miller: SAPS - 30,164,
SCSN - $30,164.

   Under a registration statement declared effective by the SEC on November 7, 2003, we registered $295.0 million of subordinated debentures. Of the $295.0 million, $181.7 million of debt from this registration statement was available for future issuance as of March 31, 2004.

   In the event we are unable to offer additional subordinated debentures for any reason, we have developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on our current cash flow projections, we anticipate being able to make all scheduled subordinated debenture maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that we would take, in addition to those indicated in our adjusted business strategy, to reduce our operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and scaling back less profitable businesses. No assurance can be given that we will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay the subordinated debentures when due.

   We intend to meet our obligation to repay such debt and interest as it matures with cash flow from operations, cash flows from interest-only strips and cash generated from additional debt financing. To the extent that we fail to maintain our credit facilities or obtain alternative financing on acceptable terms and increase our loan originations, we may have to sell loans earlier than intended and further restructure our operations which could further hinder our ability to repay the subordinated debentures when due.

   The weighted-average interest rate of our subordinated debentures issued in the month of March 2004 was 10.91%, compared to debentures issued in the month of June 2003, which had a weighted-average interest rate of 7.49%. Debentures issued at our peak rate, which was in February 2001, was at a rate of 11.85%. We expect to reduce the interest rates offered on subordinated debentures over time as our business and cash needs, our financial condition, liquidity, future results of operations, market interest rates and competitive factors permit. The weighted average remaining maturity of our subordinated debentures at March 2004 was 15.7 months compared to 19.5 months at June 2003.

   TERMS OF THE SERIES A PREFERRED STOCK. The Series A preferred stock has a par value of $.001 per share and may be redeemed at our option at a price equal to the liquidation value plus accrued and unpaid dividends after the second anniversary of the issuance date. At March 31, 2004, 61,807,088 shares of the Series A preferred stock were issued and outstanding.

   Upon any voluntary or involuntary liquidation, the holders of the Series A preferred stock will be entitled to receive a liquidation preference of $1.00 per share, plus accrued and unpaid dividends to the date of liquidation. Based on the shares of Series A preferred stock outstanding on March 31, 2004, the liquidation value equals $61.8 million.

   Monthly cash dividend payments are $.008334 per share of Series A preferred stock (equivalent to $0.10 per share annually or 10% annually of the liquidation value). Payment of cash dividends on the Series A preferred stock is subject to compliance with applicable Delaware state law. Based on the shares of Series A preferred stock outstanding on March 31, 2004, the annual cash dividend requirement equals $6.2 million.

   On or after the second anniversary of the issuance date (or on or after the one year anniversary of the issuance date if no dividends are paid on the Series A preferred stock outstanding on such date), each share of the Series A preferred stock is convertible at the option of the holder into a number of shares of our common stock determined by dividing: (A) $1.00 plus an amount equal to accrued but unpaid dividends (if the conversion date is prior to the second anniversary of the issuance date because the Series A preferred stock has become convertible due to a failure to pay dividends), $1.20 plus an amount equal to accrued but unpaid dividends (if the conversion date is prior to the third anniversary of the issuance date but on or after the second anniversary of the issuance date) or $1.30 plus an amount equal to accrued but unpaid dividends (if the conversion date is on or after the third anniversary of the issuance date) by (B) the market price of a share of our common stock (which figure shall not be less than $5.00 per share regardless of the actual market price on the conversion date). Based on the $5.00 per share market price floor and if each share of Series A preferred stock issued in the first exchange offer converted on the anniversary dates listed below, the number of shares of our common stock which would be issued upon conversion follows (shares in thousands):

                                                                            CONVERTIBLE
                                                              NUMBER OF   INTO NUMBER OF
                                                              PREFERRED       COMMON
                                                               SHARES         SHARES
                                                              ---------   --------------
        Second anniversary date ..........................     61,807         14,834
        Third anniversary date ...........................     61,807         16,070


   As described above, the conversion ratio of the Series A preferred stock increases during the first three years after its issuance, which provides the holders of the Series A preferred stock with a discount on the shares of common stock that will be issued upon conversion. This discount, which is referred to as a beneficial conversion feature, was valued at $5.3 million. The value of the beneficial conversion feature equals the excess of the intrinsic value of the shares of common stock that will be issued upon conversion of the Series A preferred stock, over the value of the Series A preferred stock on the date it was issued. The $5.3 million will be amortized to the income statement over the three-year period that the holders of the Series A preferred stock earn the discount as additional non-cash dividends on the Series A preferred stock.

   SALES INTO SPECIAL PURPOSE ENTITIES AND OFF-BALANCE SHEET FACILITIES. In the past, we have relied significantly on access to the asset-backed securities market through securitizations to provide permanent funding of our loan production. Our adjusted business strategy will continue to rely on access to this market. We also may retain the right to service the loans. Residual cash from the loans after required principal and interest payments are made to the investors provides us with cash flows from our interest-only strips. It is our expectation that future cash flows from our interest-only strips and servicing rights will generate more of the cash flows required to meet maturities of our subordinated debentures and our operating cash needs. See "-- Off-Balance Sheet Arrangements" for further detail of our securitization activity and effect of securitizations on our liquidity and capital resources.

   OTHER LIQUIDITY CONSIDERATIONS. In December 2003, our shareholders approved an amendment to our amended and restated certificate of incorporation, referred to as the certificate of incorporation in this document, to increase the number of shares of authorized preferred stock from 3.0 million shares to
203.0 million shares. In addition to meeting the requirements of the exchange offers, the preferred stock may be used to raise equity capital, redeem outstanding debt or acquire other companies, although no such acquisitions are currently contemplated. The Board of Directors has discretion with respect to designating and establishing the terms of each series of preferred stock prior to issuance.


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
   A further decline in economic conditions, continued instability in financial markets or further acts of terrorism in the United States may cause disruption in our business and operations including reductions in demand for our loan products and our subordinated debentures, increases in delinquencies and credit losses in our total loan portfolio, changes in historical prepayment patterns and declines in real estate collateral values. To the extent the United States experiences an economic downturn, unusual economic patterns and unprecedented behaviors in financial markets, these developments may affect our ability to originate loans at profitable interest rates, to price future loan securitizations profitably and to hedge our loan portfolio effectively against market interest rate changes which could cause reduced profitability. Should these disruptions and unusual activities occur, our profitability and cash flow could be reduced and our ability to make principal and interest payments on our subordinated debentures could be impaired. Additionally, under the Soldiers' and Sailors' Civil Relief Act of 1940, members of all branches of the military on active duty, including draftees and reservists in military service and state national guard called to federal duty are entitled to have interest rates reduced and capped at 6% per annum, on obligations (including mortgage loans) incurred prior to the commencement of military service for the duration of military service and may be entitled to other forms of relief from mortgage obligations. To date, compliance with the Act has not had a material effect on our business.

RELATED PARTY TRANSACTIONS

   We have a loan receivable from our Chairman and Chief Executive Officer, Anthony J. Santilli, for $0.6 million, which was an advance for the exercise of stock options to purchase 272,264 shares of our common stock in 1995. The loan is due in September 2005 (earlier if the stock is disposed of). Interest at 6.46% is payable annually. The loan is secured by 272,264 shares of our common stock, and is shown as a reduction of stockholders' equity in our financial statements.

   In February 2003, we awarded 2,000 shares (2,200 shares after the effect of stock dividends) of our common stock to each of Warren E. Palitz and Jeffrey
S. Steinberg as newly appointed members of our Board of Directors.

   Jeffrey S. Steinberg, formerly one of our directors and currently employed by us, received $58 thousand in consulting fees from us during the quarter ended December 31, 2003 and $60 thousand in consulting fees during the quarter ended March 31, 2004 prior to his resignation from our board on February 20, 2004.

   Barry Epstein, Managing Director of the National Wholesale Residential Mortgage Division, received 200,000 shares (220,000 shares after the effect of stock dividends) of restricted common stock on December 24, 2003 under the terms of his employment agreement and restricted stock agreement with us. The shares were issued by us as a material inducement for Mr. Epstein's employment and are subject to transfer restrictions and forfeiture unless the performance goals set forth in the employment agreement are met.

   We employ members of the immediate family of three of our executive officers (one of whom is also a director) in various executive and other positions. We believe that the salaries we pay these individuals are competitive with salaries paid to other employees in similar positions in our organization and in our industry.

   In fiscal 2003, Lanard & Axilbund, Inc., a real estate brokerage and management firm in which our Director, Mr. Sussman, was a partner and is now Chairman Emeritus, acted as our agent in connection with the lease of our new corporate office space. As a result of this transaction, Lanard & Axilbund, Inc. has received a commission from the landlord of the new corporate office space which we believe to be consistent with market and industry standards. Additionally, as part of our agreement with Lanard & Axilbund, Inc., they have reimbursed us for some of our costs related to finding new office space including some of our expenses related to legal services, feasibility studies and space design.

   Anthony J. Santilli, our Chairman, Chief Executive Officer and President, Beverly Santilli, our Executive Vice President, and Dr. Jerome Miller, our director, each held subordinated debentures eligible to participate in the first exchange offer. Each named individual tendered all such eligible subordinated debentures in the first exchange offer and as of February 6, 2004, the expiration date of the first exchange offer, pursuant to the terms of the first exchange offer, were holders of the following number of shares of Series A preferred stock (SAPS) and aggregate amount of senior collateralized subordinated notes outstanding (SCSN): Mr. Santilli:

SAPS - 4,691, SCSN - $4,691; Mrs. Santilli: SAPS - 4,691, SCSN - $4,691; Dr.
Miller: SAPS - 30,164, SCSN - $30,164.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

   This document contains non-GAAP financial measures. For purposes of the SEC's Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flow that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our statement of income, balance sheet or statement of cash flows (or equivalent statement); or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to accounting principles generally accepted in the United States of America. Pursuant to the requirements of Regulation G, following is a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure.

   We present total portfolio and total real estate owned, referred to as REO, information. The total portfolio measure includes loans and leases recorded on our balance sheet and securitized loans and leases both managed by us and serviced by others. Management believes these measures enhance the users' overall understanding of our current financial performance and prospects for the future because the volume and credit characteristics of off-balance sheet securitized loan and lease receivables have a significant effect on our financial performance as a result of our retained interests in the securitized loans. Retained interests include interest-only strips and servicing rights. In addition, because the servicing and collection of our off-balance sheet securitized loan and lease receivables are performed in the same manner and according to the same standards as the servicing and collection of our on-balance sheet loan and lease receivables, certain of our resources, such as personnel and technology, are allocated based on their pro rata relationship to the total portfolio and total REO. The following tables reconcile the total portfolio measures presented in " -- Total Portfolio Quality." (dollars in thousands):


MARCH 31, 2004:                                                                                                     DELINQUENCIES
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    AMOUNT      %
                                                                                                                   ----------------
On-balance sheet loan receivables................................................................    $  120,561    $  5,565    4.62%
Securitized loan receivables.....................................................................     2,228,856     256,361   11.50%
                                                                                                     ----------    --------
Total Portfolio..................................................................................    $2,349,417    $261,926   11.15%
                                                                                                     ==========    ========
On-balance sheet REO.............................................................................    $    2,508
Securitized REO..................................................................................        23,681
                                                                                                     ----------
Total REO........................................................................................    $   26,189
                                                                                                     ==========



JUNE 30, 2003:                                                                                                       DELINQUENCIES
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     AMOUNT      %
                                                                                                                    ---------------
On-balance sheet loan and lease receivables.......................................................    $  265,764    $  5,412   2.04%
Securitized loan and lease receivables............................................................     3,385,310     223,658   6.61%
                                                                                                      ----------    --------
Total Portfolio...................................................................................    $3,651,074    $229,070   6.27%
                                                                                                      ==========    ========
On-balance sheet REO..............................................................................    $    4,776
Securitized REO...................................................................................        23,224
                                                                                                      ----------
Total REO.........................................................................................    $   28,000
                                                                                                      ==========


JUNE 30, 2002:                                                                                                      DELINQUENCIES
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    AMOUNT      %
                                                                                                                   ----------------
On-balance sheet loan and lease receivables......................................................    $   56,625    $  5,918   10.45%
Securitized loan and lease receivables...........................................................     3,009,564     164,855    5.48%
                                                                                                     ----------    --------
Total Portfolio..................................................................................    $3,066,189    $170,773    5.57%
                                                                                                     ==========    ========

On-balance sheet REO.............................................................................    $    3,784
Securitized REO..................................................................................        30,261
                                                                                                     ----------
Total REO........................................................................................    $   34,045
                                                                                                     ==========



JUNE 30, 2001:                                                                                                       DELINQUENCIES
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     AMOUNT      %
                                                                                                                    ---------------
On-balance sheet loan and lease receivables.......................................................    $   87,899    $  3,382   3.85%
Securitized loan and lease receivables............................................................     2,501,496     103,631   4.14%
                                                                                                      ----------    --------
Total Portfolio...................................................................................    $2,589,395    $107,013   4.13%
                                                                                                      ==========    ========

On-balance sheet REO..............................................................................    $    2,323
Securitized REO...................................................................................        26,109
                                                                                                      ----------
Total REO.........................................................................................    $   28,432
                                                                                                      ==========


OFFICE FACILITIES

   We presently lease office space for our corporate headquarters in Philadelphia, Pennsylvania. Our corporate headquarters was located in Bala Cynwyd, Pennsylvania prior to July 7, 2003. The lease for the Bala Cynwyd facility has expired. The current lease term for the Philadelphia facility expires in June 2014. The terms of the rental agreement require increased payments annually for the term of the lease with average minimum annual rental payments of $4.2 million. We have entered into contracts, or may engage parties in the future, related to the relocation of our corporate headquarters such as contracts for building improvements to the leased space, office furniture and equipment and moving services. The provisions of the lease and local and state grants will provide us with reimbursement of a substantial amount of our costs related to the relocation, subject to certain conditions and limitations. We do not believe our unreimbursed expenses or unreimbursed cash outlay related to the relocation will be material to our operations.

   The lease requires us to maintain a letter of credit in favor of the landlord to secure our obligations to the landlord throughout the term of the lease. The amount of the letter of credit is currently $8.0 million. The letter of credit is currently issued by JPMorgan Chase Bank.

   We continue to lease some office space in Bala Cynwyd under a five-year lease expiring in November 2004 at an annual rental of approximately $0.7 million. We perform loan servicing and collection activities at this office, but expect to relocate these activities to our Philadelphia office by the end of fiscal 2004.

   We also lease the office space in Roseland, New Jersey and the nine-year lease expires in January 2012. The terms of the rental agreement require increased payments periodically for the term of the lease with average minimum annual rental payments of $0.8 million. The expenses and cash outlay related to the relocation were not material to our operations.

   In connection with the acquisition of the California mortgage broker operation in December 2003, we assumed the obligations under a lease for approximately 3,700 square feet of space in West Hills, California. The remaining term of the lease is 2 1/2 years, expiring September 30, 2006 at an annual rental of approximately $0.1 million.

   In connection with the opening of the Irvine, California mortgage broker operation, we entered into a sublease on March 4, 2004 for approximately 6,400 square feet of space. The term of the sublease is 1 1/2 years and expires November 30, 2005. The terms of the sublease require average minimum annual rental payments of $0.1 million.

   In connection with the opening of the Maryland mortgage broker operation, we entered into a sublease on March 15, 2004 for approximately 10,300 square feet of space in Edgewater, Maryland. The term of the sublease is 3 years and expires March 15, 2007. The terms of the sublease require increased payments annually for the term of the lease with average minimum annual rental payments of $0.2 million.

RECENT ACCOUNTING PRONOUNCEMENTS

   The following description should be read in conjunction with the significant accounting policies, which have been adopted and are set forth in Note 1 of the June 30, 2003 Consolidated Financial Statements.

   In November 2002, the Financial Accounting Standards Board, referred to as FASB in this document, issued Financial Interpretation No. (FIN) 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," referred to as FIN 45 in this document. FIN 45 standardizes practices related to the recognition of a liability for the fair value of a guarantor's obligation. The rule requires companies to record a liability for the fair value of its guarantee to provide or stand ready to provide services, cash or other assets. The rule applies to contracts that require a guarantor to make payments based on an underlying factor such as change in market value of an asset, collection of the scheduled contractual cash flows from individual financial assets held by a special purpose entity, non-performance of a third party, for indemnification agreements, or for guarantees of the indebtedness of others among other things. The provisions of FIN 45 are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The disclosure requirements were effective for statements of annual or interim periods ending after December 15, 2002.

   Based on the requirements of this guidance for the year ended June 30, 2003, we have recorded a $0.7 million liability in conjunction with the sale of mortgage loans to the ABFS 2003-1 securitization trust which occurred in March 2003. This liability represents the fair value of periodic interest advances that we, as servicer of the securitized loans, are obligated to pay on behalf of delinquent loans in the trust. The recording of this liability reduces the gain on sale recorded for the securitization. We would expect to record a similar liability for any subsequent securitization for which we retain servicing as it occurs. The amount of the liability that will be recorded is dependent mainly on the volume of loans we securitize, the expected performance of those loans and the interest rate of the loans. We have not completed a new securitization since 2003-1.

   In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation -- Transition and Disclosure," referred to as SFAS No. 148 in this document. SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation and requires pro forma disclosures of the effect on net income and earnings per share had the fair value method been used to be included in annual and interim reports and disclosure of the effect of the transition method used if the accounting method was changed, among other things. SFAS No. 148 is effective for annual reports of fiscal years beginning after December 15, 2002 and interim reports for periods beginning after December 15, 2002. We plan to continue using the intrinsic value method of accounting for stock-based compensation and therefore the new rule will have no effect on our financial condition or results of operations. We have adopted the new standard related to disclosure in the interim period beginning January 1, 2003. See Notes 1 and 12 of the Consolidated Financial Statements for further detail of the adoption of this rule.

   In April 2003, the FASB began reconsidering the current alternatives available for accounting for stock-based compensation. Currently, the FASB is continuing its deliberations on this matter. We cannot predict whether the guidance will change our current accounting for stock-based compensation, or what effect, if any, changes may have on our current financial condition or results of operations.

   In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities," referred to as FIN 46 in this document. FIN 46 provides guidance on the identification of variable interest entities that are subject to consolidation requirements by a business enterprise. A variable interest entity subject to consolidation requirements is an entity that does not have sufficient equity at risk to finance its operations without additional support from third parties and the equity investors in the entity lack certain characteristics of a controlling financial interest as defined in the guidance. Special Purpose Entity (SPE) is one type of entity, which under certain circumstances may qualify as a variable interest entity. Although we use unconsolidated SPEs extensively in our loan securitization activities, the guidance will not affect our current consolidation policies for SPEs as the guidance does not change the guidance incorporated in SFAS No. 140 which precludes consolidation of a qualifying SPE by a transferor of assets to that SPE. FIN 46 will therefore have no effect on our financial condition or results of operations and would not be expected to affect it in the future. In March 2003, the FASB announced that it is reconsidering the permitted activities of a qualifying SPE. We cannot predict whether the guidance will change or what effect, if any, changes may have on our current consolidation policies for SPEs. In October, 2003 the FASB announced that it was deferring implementation of FIN 46 for all variable interest entities that were created before February 1, 2003 until the quarter ended December 31, 2003. The requirements of Interpretation of FIN 46 apply immediately to variable interest entities created after January 31, 2003.

   In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," referred to as SFAS No. 149 in this document. SFAS No. 149 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to clarify the financial accounting and reporting for derivative instruments and hedging activities. SFAS No. 149 is intended to improve financial reporting by requiring comparable accounting methods for similar contracts. SFAS No. 149 is effective for contracts entered into or modified subsequent to June 30, 2003. The requirements of SFAS No. 149 do not affect our current accounting for derivative instruments or hedging activities and therefore will have no effect on our financial condition or results of operations.

   In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," referred to as SFAS No. 150 in this document SFAS No. 150 requires an issuer to classify certain financial instruments, such as mandatorily redeemable shares and obligations to repurchase the issuer's equity shares, as liabilities. The guidance is effective for financial instruments entered into or modified subsequent to May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. We do not have any instruments with such characteristics and does not expect SFAS No. 150 to have a material impact on the financial condition or results of operations.

QUARTERLY DATA STATEMENT (UNAUDITED)

The interim financial statements below contain all adjustments (consisting of normal recurring accruals and the elimination of intercompany balances) necessary in management's opinion for a fair presentation of financial position and results of operations. The following tables summarize financial data by quarters (in thousands, except per share amounts):


                                                                                                  FISCAL 2004 QUARTERS ENDED
                                                                                          -----------------------------------------
                                                                                          SEPTEMBER 30,    DECEMBER 31,   MARCH 31,
                                                                                          -------------    ------------   ---------
REVENUES
Gain on sale of loans:
 Securitizations                                                                            $     799       $  14,308      $     --
 Whole sale loans                                                                               2,921              78         7,208
Interest and fees                                                                               4,653           2,167         4,870
Interest accretion on interest-only strips                                                     11,109          10,228         9,605
Servicing income                                                                                  718           1,809         1,283
Other income                                                                                        1               1           478
                                                                                          -----------------------------------------
Total revenues                                                                                 20,201          28,591        23,444
TOTAL EXPENSES (A)                                                                             62,569          68,627        74,138
                                                                                          -----------------------------------------
INCOME (LOSS) BEFORE PROVISION FOR
  INCOME TAXES (BENEFIT)                                                                      (42,368)        (40,036)      (50,694)
Provision for income taxes (benefit)                                                          (16,100)        (15,214)      (19,263)
                                                                                          -----------------------------------------
INCOME (LOSS) BEFORE DIVIDENDS ON
  PREFERRED STOCK                                                                             (26,268)        (24,822)      (31,431)
Dividends on preferred stock                                                                       --              --         1,751
                                                                                          -----------------------------------------
NET INCOME (LOSS) ATTRIBUTABLE TO
  COMMON STOCK                                                                               $(26,268)       $(24,822)     $(33,182)
                                                                                          =========================================
Earnings (loss) per common share:
 Basic                                                                                      $   (8.10)      $   (7.59)     $  (9.57)
 Diluted                                                                                    $   (8.10)      $   (7.59)     $  (9.57)


(a) Includes pre-tax adjustments to the fair value of securitization assets of $10.8 million, $12.0 million and $15.1 million for the quarters ended December 31, September 30 and March 31, respectively.

                                    BUSINESS


GENERAL

   We are a financial services organization operating mainly in the eastern and central portions of the United States. Recent expansion has positioned us to increase our operations in the western portion of the United States, especially California. Through our principal direct and indirect subsidiaries, American Business Credit, Inc., HomeAmerican Credit, Inc. (doing business as Upland Mortgage) and American Business Mortgage Services, Inc., we originate, sell and service home equity loans. We also process and purchase home equity loans through our Bank Alliance Services program. See "-- Lending Activities." Additionally, we service business purpose loans, which we had originated and sold in prior periods. Certain business purpose loans originated by us in prior periods are held for sale. To the extent we obtain a credit facility to fund business purpose loans, we may originate and sell business purpose loans in future periods.

   Our business strategy has generally involved the sale of substantially all of the loans we originate on a quarterly basis through a combination of whole loan sales and securitizations. See "-- Securitizations" and "-- Whole Loan Sales."

BUSINESS STRATEGY

   Our adjusted business strategy focuses on a shift from gain-on-sale accounting and the use of securitization transactions as our primary method of selling loans to a more diversified strategy which utilizes a combination of whole loan sales and securitizations, while protecting revenues, controlling costs and improving liquidity. In addition, over the next three to six months, we intend to continue replacing the loan origination employees we lost during the first six months of fiscal 2004 and build on our expanded broker initiative in order to increase loan originations.

   Our broker initiative involves significantly increasing the use of loan brokers to increase loan volume and retaining additional resources in the form of senior officers to manage the broker program. We have made progress in this initiative. In December 2003, we hired an experienced industry professional who manages our wholesale business and acquired a broker operation with 35 employees located in California. The California broker operation currently has 66 employees. In February 2004, we hired a second experienced industry professional to start up a broker operation on the west coast. This west coast operation currently has 28 employees. In March 2004, we opened a mortgage broker office in Maryland and hired three experienced senior managers and a loan origination staff of 40. Our Maryland broker office now has a staff of
51. In June 2004, we acquired a broker operation with 35 employees located in Texas. In addition, we hired 27 mortgage broker account executives to expand our broker presence in the eastern, southern and mid-western areas of the U.S.

   Our business strategy includes the following:

     o Selling substantially all of the loans we originate on at least a quarterly basis through a combination of securitizations and whole loan sales. Whole loan sales may be completed on a more frequent basis.

     o Shifting from a predominantly publicly underwritten securitization strategy and gain-on-sale business model to a strategy focused on a combination of whole loan sales and smaller securitization transactions. Quarterly loan securitization levels will be reduced from previous levels. We expect to execute our securitizations, if any, as private placements to institutional investors or publicly underwritten securitizations, subject to market conditions. Historically, the market for whole loan sales has provided reliable liquidity for numerous originators as an alternative to securitization. Whole loan sales provide immediate cash premiums to us, while securitizations generate cash over time but generally result in higher gains at the time of sale. We intend to rely less on gain-on-sale accounting and loan servicing activities for our revenue and earnings and will rely more on cash premiums earned on whole loan sales. This strategy is expected to result in relatively lower earnings levels at current loan origination volumes, but will increase cash flow, accelerate the timeframe for becoming cash flow positive and improve our liquidity position. See "Management's Discussion and

        Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for more detail on cash flow.

     o Broadening our mortgage loan product line and increasing loan originations. Historically we have originated primarily fixed-rate loans. Under our business strategy, we plan to originate adjustable-rate, alt-A and alt-B mortgage loans as well as a wide array of fixed-rate mortgage loans in order to appeal to a broader base of prospective customers and increase loan originations. During the three months ended March 31, 2004, 19.5% of the loans which we originated were adjustable-rate mortgage loans.

     o Offering more competitive interest rates charged to borrowers on new products. By offering more competitive interest rates charged on new products, we expect to originate loans with higher credit quality. In addition, by offering more competitive interest rates we expect to appeal to a wider customer base and substantially reduce our marketing costs, make more efficient use of marketing leads and increase loan origination volume.

     o Reducing origination of the types of loans that are not well received in the whole loan sale and securitization markets. During the first three quarters of fiscal 2004, we did not originate any business purpose loans. We intend to originate business purpose loans to meet demand in the whole loan sale and securitization markets depending on our ability to obtain a credit facility to fund business purpose loans.

     o  Reducing the cost of loan originations. We have implemented plans to:

        o reduce the cost to originate in our Upland Mortgage direct channel by broadening the product line and offering more competitive interest rates in order to increase origination volume, and reducing marketing costs;

        o reduce the cost to originate in our broker channel by: a) increasing volume by broadening the mortgage loan product line, b) consolidating some of the broker channel's operating functions to our centralized operating office in Philadelphia, and c) developing and expanding broker relationships through our broker initiative; and

        o reduce the cost to originate in the Bank Alliance Services program by broadening our product line and increasing the amount of fees we would charge to new participating financial institutions.

     o Reducing the amount of outstanding subordinated debentures. The increase in cash flow expected under our business strategy is expected to accelerate a reduction in our reliance on issuing subordinated debentures to meet our liquidity needs and allow us to begin to pay down existing subordinated debentures.

     o Reducing operating costs. Since June 30, 2003, we reduced our workforce by approximately 225 employees. With our shift in focus to whole loan sales, with servicing released, and offering a broader mortgage product line, that we expect will appeal to a wider array of customers, we currently require a smaller employee base with fewer sales, servicing and support positions. These workforce reductions represent more than a 20% decrease in staffing levels. We expect that our workforce will increase over the current level as we replace loan origination employees.

   Our business strategy is dependent on our ability to emphasize lending related activities that provide us with the most economic value. The implementation of this strategy will depend in large part on a variety of factors outside of our control, including, but not limited to, our ability to obtain adequate financing on favorable terms and to profitably securitize or sell our loans on a regular basis. Our failure with respect to any of these factors could impair our ability to successfully implement our strategy, which could adversely affect our results of operations and financial condition. See "Risk Factors -- If we are unable to successfully implement our adjusted business strategy which focuses on whole loan sales, we may be unable to attain profitable operations which could impair our ability to repay the subordinated debentures."

SUBSIDIARIES

   As a holding company, our activities have been limited to:

     o  holding the shares of our subsidiaries; and

     o raising capital for use in the subsidiaries' lending and loan servicing operations.

   We are the parent holding company of American Business Credit, Inc. and its primary subsidiaries, HomeAmerican Credit, Inc. (doing business as Upland Mortgage), American Business Mortgage Services, Inc., and Tiger Relocation Company.

   American Business Credit, Inc., a Pennsylvania corporation incorporated in 1988 and acquired by us in 1993, currently services business purpose loans and home equity loans. In the past, this subsidiary also originated and sold business purpose loans.

   HomeAmerican Credit, Inc. a Pennsylvania corporation incorporated in 1991, originates, purchases, sells and services home equity loans. HomeAmerican Credit, Inc. acquired Upland Mortgage Corp. in 1996 and since that time has conducted business as "Upland Mortgage." HomeAmerican Credit, Inc. also administers the Bank Alliance Services program. In the past, this subsidiary also originated and sold business purpose loans. See "-- Lending Activities -- Home Equity Loans."

   American Business Mortgage Services, Inc., a New Jersey corporation organized in 1938 and acquired by us in October 1997, originates, purchases, sells and services home equity loans.

   Tiger Relocation Company, a Pennsylvania corporation, was incorporated in 1992 to hold, maintain and sell real estate properties acquired due to the default of a borrower under the terms of our loan documents.

   We also have numerous special purpose subsidiaries that were incorporated solely to facilitate our securitizations and off-balance sheet mortgage conduit facilities. None of these corporations engage in any business activity other than holding the subordinated certificate, if any, and the interest-only strips created in connection with completed securitizations. See "-- Securitizations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations." We also utilize special purpose entities in connection with our financing activities, including credit facilities. We also have several additional subsidiaries that are inactive or not significant to our operations.

   The following chart sets forth our basic organizational structure and our primary subsidiaries.(a)



                               [GRAPHIC OMITTED]



                       --------------------------------
                          AMERICAN BUSINESS FINANCIAL
                                 SERVICES, INC.

                                Holding Company
                        Issues subordinated debentures
                       --------------------------------


                       --------------------------------
                         AMERICAN BUSINESS CREDIT, INC.

                           Services business purpose
                          loans and home equity loans
                       --------------------------------




---------------------      ----------------------------    --------------------
      AMERICAN                    HOMEAMERICAN                   TIGER
      BUSINESS                     CREDIT, INC.                RELOCATION
      MORTGAGE                        D/B/A                     COMPANY
      SERVICES,                      UPLAND
        INC.                        MORTGAGE

    Originates,               Originates, purchases,       Holds, maintains and
purchases, sells and          sells and services home        sells foreclosed
services home equity        equity loans and administers       real estate
      loans                     the Bank Alliance
                                 Service program
---------------------      ----------------------------    --------------------





--------
(a) In addition to the corporations pictured in this chart, we organized at least one special purpose corporation for each securitization and have several other subsidiaries that are inactive or not significant to our operations.

LENDING ACTIVITIES

   GENERAL. The following table sets forth information concerning our loan origination, purchase and sale activities for the periods indicated.



                                                                               NINE MONTHS
                                                                                  ENDED                YEAR ENDED JUNE 30,
                                                                                MARCH 31,     -------------------------------------
                                                                                   2004          2003          2002         2001
                                                                               -----------    ----------    ----------   ----------
                                                                                              (DOLLARS IN THOUSANDS)
Loans Originated/Purchased
 Business purpose loans. ...................................................     $     --     $  122,790    $  133,352   $  120,537
 Home equity loans .........................................................     $468,585     $1,543,730    $1,246,505   $1,096,440
Number of Loans Originated/Purchased
   Business purpose loans...................................................           --          1,340         1,372        1,318
   Home equity loans........................................................        4,704         17,003        14,015       13,443
Average Loan Size
   Business purpose loans...................................................     $     --     $       92    $       97   $       91
   Home equity loans........................................................     $    100     $       91    $       89   $       82
Weighted-Average Interest Rate on Loans
 Originated/Purchased
   Business purpose loans...................................................           --%         15.76%        15.75%       15.99%
   Home equity loans........................................................         8.36%          9.99%        10.91%       11.46%
   Combined.................................................................         8.36%         10.42%        11.38%       11.91%
Weighted-Average Term (in months)
 Business purpose loans ....................................................           --            160           161          163
 Home equity loans .........................................................          283            272           260          259
Loans Securitized or Sold
 Business purpose loans ....................................................     $ 18,122     $  112,025    $  129,074   $  109,892
 Home equity loans .........................................................     $605,092     $1,339,752    $1,279,740   $1,068,507
Number of Loans Securitized or Sold
 Business purpose loans ....................................................          194          1,195         1,331        1,208
 Home equity loans .........................................................        7,578         14,952        14,379       13,031


   The following table sets forth information regarding the average loan-to-value ratios for loans we originated and purchased during the periods indicated.




                                                                                     NINE MONTHS
                                                                                        ENDED       YEAR ENDED JUNE 30,
                                                                                      MARCH 31,    -------------------
                                           LOAN TYPE                                     2004       2003    2002   2001
                                           ---------                                -----------    ----    ----   ----
Business purpose loans ............................................................       -- %      62.2%   62.6%  62.2%
Home equity loans .................................................................     79.08       78.2    77.8   78.4

   The following table shows the geographic distribution of our loan originations and purchases during the periods indicated.


                                                                                        YEAR ENDED JUNE 30,
                                             NINE MONTHS ENDED    -----------------------------------------------------------------
                                              MARCH 31, 2004             2003                   2002                   2001
                                             -----------------    -------------------    -------------------    -------------------
                                             AMOUNT       %        AMOUNT        %        AMOUNT         %        AMOUNT        %
                                            --------    ------   ----------    ------   ----------    ------    ----------   ------
                                                                             (DOLLARS IN THOUSANDS)
California                                  $ 55,316     11.79%  $       --        --%  $       --        --%   $       62     0.01%
New York                                      53,484     11.40      376,425     22.59      341,205     24.73       337,218    27.71
Pennsylvania                                  46,988     10.01      118,915      7.14      103,865      7.53       102,789     8.44
New Jersey                                    35,914      7.65      212,035     12.72      159,117     11.53       161,087    13.24
Massachusetts                                 28,470      6.07      134,342      8.06      101,383      7.35        75,958     6.24
Florida                                       27,320      5.82      135,164      8.11       97,686      7.08        89,169     7.33
Ohio                                          27,219      5.80       70,957      4.26       65,884      4.77        66,877     5.50
Michigan                                      25,494      5.43       92,009      5.52       89,224      6.47        40,477     3.33
Illinois                                      21,670      4.62       90,111      5.41       73,152      5.30        51,904     4.26
Virginia                                      19,271      4.11       46,508      2.79       33,169      2.40        33,739     2.77
Maryland                                      14,390      3.07       36,542      2.19       25,307      1.83        26,632     2.19
Georgia                                       13,668      2.91       21,022      1.26       49,956      3.62        42,857     3.52
Texas                                         11,977      2.55        9,746      0.58          304      0.02            74     0.01
Indiana                                       10,672      2.27       33,671      2.02       27,833      2.02        21,489     1.76
Connecticut                                    9,896      2.11       42,525      2.55       30,461      2.21        18,462     1.52
Other(a)                                      66,836     14.39      246,548     14.80      181,311     13.14       148,183    12.17
                                            --------    ------   ----------    ------   ----------    ------    ----------   ------
   Total                                    $468,585    100.00%  $1,666,520    100.00%  $1,379,857    100.00%   $1,216,977   100.00%
                                            ========    ======   ==========    ======   ==========    ======    ==========   ======

---------------
(a) No individual state included in "Other" constitutes more than 2% of total loan originations for the nine months ended March 31, 2004.

   CUSTOMERS. Our loan customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. These institutions have historically provided loans only to individuals with the most favorable credit characteristics. These borrowers generally have impaired or unsubstantiated credit histories and/or unverifiable income. Our experience has indicated that these borrowers are attracted to our loan products as a result of our marketing efforts, the personalized service provided by our staff of highly trained lending officers and our timely response to loan requests. Historically, our customers have been willing to pay our origination fees and interest rates even though they are generally higher than those charged by traditional lending sources. See "-- Business Strategy."

   HOME EQUITY LOANS. We originate home equity loans through Upland Mortgage and American Business Mortgage Services, Inc. We also process and purchase loans through the Bank Alliance Services program. We originate home equity loans primarily to credit-impaired borrowers through various channels of retail marketing which include direct mail and our subsidiaries' interactive web sites, and have included radio and television advertisements. We entered the home equity loan market in 1991. Currently, we are licensed or otherwise qualified to originate home equity loans in 44 states and originate home equity loans mainly in the eastern and central portions of the United States. We generally securitize or sell on a whole loan basis with servicing released, the home equity loans originated and funded by our subsidiaries.

   The business strategy that we are emphasizing beginning in fiscal 2004 will impact our origination of home equity loans. Our business strategy includes broadening our mortgage loan product line to include adjustable-rate, alt-A and alt-B mortgage loans and competitive interest rates in order to appeal to a broader prospective customer base and increase the amount of loan originations, and reducing our cost to originate loans by expanding our broker network and reducing marketing costs. Our business strategy also focuses on shifting from a predominantly publicly underwritten securitization strategy and gain-on-sale business model to a strategy focused on a combination of whole loan sales and smaller securitization transactions. For a discussion of our business strategy and its potential impact on our home equity loan business, see " -- Business Strategy."

   Home equity loan applications are obtained from potential borrowers over the phone, in writing, in person or through our Internet web site. The loan request is then evaluated for possible loan approval. The loan processing staff generally provides its home equity applicants who qualify for loans with a conditional

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
loan approval within 24 hours and closes its home equity loans within approximately fifteen to twenty days of obtaining a conditional loan approval.

   Home equity loans generally ranged from $7,700 to $650,000 and had an average loan size of approximately $99,600 for the loans originated during the nine months ended March 31, 2004 and $91,000 during fiscal 2003. We originated $468.6 million of home equity loans during the nine months ended March 31, 2004 and $1.5 billion during the fiscal year ended June 30, 2003. Home equity loans are generally made at fixed rates of interest and for terms ranging from five to thirty years, generally, with average origination fees of approximately 1.5% of the aggregate loan amount. The weighted-average interest rate received on home equity loans during the nine months ended March 31, 2004 was 8.36% and during fiscal 2003 was 9.99%. The average loan-to-value ratios for the loans originated by us during the nine months ended March 31, 2004 and fiscal 2003 were 79.1% and 78.2%, respectively. We attempt to maintain our interest and other charges on home equity loans to be competitive with the lending rates of other non-conforming mortgage finance companies. Interest on home equity loans originated subsequent to January 2001 is generally computed based on the scheduled interest method. Prior to January 2001, most of the home equity loans we originated computed interest on the simple interest method. To the extent permitted by law, borrowers are given an option to choose between a loan without a prepayment fee at a higher interest rate, or a loan with a prepayment fee at a lower interest rate. We may waive the collection of a prepayment fee, if any, in the event the borrower refinances a home equity loan with us.

   We have exclusive business arrangements with several financial institutions which provide for our purchase of home equity loans that meet our underwriting criteria, but do not meet the guidelines of the selling institution for loans to be held in its portfolio. This program is called the Bank Alliance Services program. The Bank Alliance Services program is designed to provide an additional source of home equity loans. This program targets traditional financial institutions, such as banks, which because of their strict underwriting and credit guidelines for loans held in their portfolio have generally provided mortgage financing only to the most credit-worthy borrowers. This program allows these financial institutions to originate loans to credit-impaired borrowers in order to achieve community reinvestment goals and to generate fee income and subsequently sell such loans to one of our subsidiaries.

   Under the Bank Alliance Services program, we enter into business arrangements with financial institutions which provide for the purchase by our lending subsidiaries of home equity loans which do not meet the underwriting criteria of the financial institutions for home equity loans to be held in the financial institutions' portfolios. Pursuant to the program, a financial institution adopts our underwriting criteria for home equity loans not intended to be held in its portfolio. If an applicant meets our underwriting criteria, as adopted by the program, we process the application materials and underwrite the loan for final approval by the financial institution. If the financial institution approves the loan, we close the loan for the financial institution in its name with funding provided by the financial institution. We purchase the loan from the financial institution shortly after the closing. Following our purchase of the loans through this program, we hold these loans as available for sale until they are sold in connection with a future securitization or whole loan sale.

   During the nine months ended March 31, 2004 we received referrals from approximately 10 financial institutions participating in this program. These financial institutions provide us with the opportunity to process and purchase loans generated by the branch networks of such institutions, which consist of over 1,800 branches located in various states throughout the country. Pursuant to this program, our subsidiaries purchased approximately $106.6 million of loans during the nine months ended March 31, 2004 and $201.9 million of loans during the fiscal year ended June 30, 2003. In the nine months ended March 31, 2004, our top three financial institutions under the Bank Alliance Services program accounted for approximately 95.8% of our loan volume from this program. We intend to continue to expand the Bank Alliance Services program with financial institutions across the United States. See "-- Business Strategy."

   During fiscal 1999, we launched an Internet loan distribution channel through Upland Mortgage's web site. Through this interactive web site, borrowers can examine available loan options and calculate monthly principal and interest payments. The Upland Mortgage Internet platform provides borrowers with convenient access to the mortgage loan information 7 days a week, 24 hours a day. Throughout the loan processing

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
period, borrowers who submit applications are supported by our staff of highly trained loan officers. Currently, in addition to the ability to utilize an automated rapid pre-approval process, which we believe reduces time and manual effort required for loan approval, the site features our proprietary software, Easy Loan Advisor, which provides personalized services and solutions to retail customers through interactive web dialog. We have applied to the U.S. Patent and Trademark Office to patent this product.

   BUSINESS PURPOSE LOANS. Through our subsidiary, American Business Credit, Inc. we service business purpose loans that we originated and sold in prior periods predominantly in the eastern and central portions of the United States through a network of salespeople, loan brokers and through our business loan web site.

   During prior periods, we originated business purpose loans to corporations, partnerships, sole proprietors and other business entities for various business purposes including, but not limited to, working capital, business expansion, equipment acquisition, tax payments and debt-consolidation. We did not target any particular industries or trade groups and, in fact, took precautions against a concentration of loans in any one industry group. All business purpose loans originated generally were collateralized by a first or second mortgage lien on a principal residence of the borrower or a guarantor of the borrower or some other parcel of real property, such as office and apartment buildings and mixed use buildings, owned by the borrower, a principal of the borrower, or a guarantor of the borrower. In most cases, these loans were further collateralized by personal guarantees, pledges of securities, assignments of contract rights, life insurance and lease payments and liens on business equipment and other business assets. Prior to the fourth quarter of fiscal 2003, we generally securitized business purpose loans subsequent to their origination. Under our business strategy, we intend to reduce the level of business purpose loans that we will originate and are currently not originating these loans, however, we will continue to originate business purpose loans to meet demand in the whole loan sale and securitization markets. We will originate and sell business purpose loans in future periods to the extent we obtain a credit facility to fund business purpose loans. If we originate business purpose loans in the future, we will focus our marketing efforts on small businesses that do not meet all of the credit criteria of commercial banks and small businesses that our research indicates may be predisposed to using our products and services.
See "-- Business Strategy."

   We did not originate any business purpose loans during the nine months ended March 31, 2004, and we originated $122.8 million of business purpose loans during fiscal 2003. When we originated business purpose loans, these loans generally ranged from $14,000 to $685,000 and had an average loan size of approximately $92,000 for the loans originated during the fiscal year ended June 30, 2003. Generally, our business purpose loans are made at fixed interest rates and for terms ranging from five to fifteen years. We generally charged origination fees for these loans of 4.75% to 5.75% of the outstanding principal balance. The weighted-average interest rate charged on the business purpose loans originated by us was 15.76% for the fiscal year ended June 30, 2003. Business purpose loans we originated during fiscal 2003 had a loan-to-value ratio, based solely upon the real estate collateral securing the loans, of 62.2%.

   Generally, we compute interest due on our outstanding business purpose loans using the simple interest method. We generally impose a prepayment fee. Although prepayment fees imposed vary based upon applicable state law, the prepayment fees on our business purpose loan documents can be a significant portion of the outstanding loan balance. Whether a prepayment fee is imposed and the amount of such fee, if any, is negotiated between the individual borrower and American Business Credit, Inc. prior to closing of the loan. We may waive the collection of a prepayment fee, if any, in the event the borrower refinances a business loan with us.

   PREPAYMENT FEES. Approximately 80% to 85% of our home equity loans had prepayment fees at the time of their origination. On home equity loans where the borrower has elected the prepayment fee option, the prepayment fee is generally a certain percentage of the outstanding principal balance of the loan. Our typical prepayment fee structure provides for a fee of 5% or less of the outstanding principal loan balance and will not extend beyond the first three years after a loan's origination. Prepayment fees on our existing home equity loans range from 1% to 5% of the outstanding principal balance and remain in effect for one to five years. At the time of their origination, approximately 90% to 95% of our business purpose loans had prepayment fees. The prepayment fee on business purpose loans is generally 8% to 12% of the outstanding principal balance, provided that no prepayment option is available until after the 24th scheduled payment is

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
made and no prepayment fee is due after the 60th scheduled payment is made. From time to time, a different prepayment fee arrangement may be negotiated or we may waive prepayment fees for borrowers who refinance their loans with us. At March 31, 2004, approximately 55% to 60% of securitized home equity loans in our total portfolio had prepayment fees and approximately 45% to 50% of securitized business purpose loans in our total portfolio had prepayment fees.

   State law sometimes restricts our ability to charge a prepayment fee for both home equity and business purpose loans. We have used the Parity Act to preempt these state laws for home equity loans which meet the definition of alternative mortgage transactions under the Parity Act. However, the Office of Thrift Supervision has adopted a rule effective in July 2003, which precludes us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws on new loan originations. Under the provisions of this rule, we are required to modify or eliminate the practice of charging prepayment and other fees in some of the states where we originate loans. We are continuing to evaluate the impact of the adoption of the new rule by the Office of Thrift Supervision on our future lending activities and results of operations. We currently expect that the percentage of home equity loans containing prepayment fees that we will originate in the future will decrease to approximately 65% to 70% from 80% to 85% prior to this rule becoming effective. Additionally, in a recent decision, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey, including alternative mortgage transactions. On May 26, 2004, the New Jersey Supreme Court reversed the decision of the Appellate Division of the Superior Court of New Jersey and held that the Parity Act had preempted the New Jersey Prepayment Law, which prohibited housing lenders from imposing prepayment penalties. However, it is possible that the plaintiff may seek to petition the United States Supreme Court for certiorari in this matter.

   In states which have overridden the Parity Act and in the case of some fully amortizing home equity loans, state laws may restrict prepayment fees either by the amount of the prepayment fee or the time period during which it can be imposed. Federal law restrictions in connection with certain high interest rate and fee loans may also preclude the imposition of prepayment fees on these loans. Similarly, in the case of business purpose loans, some states prohibit or limit prepayment fees when the loan is below a specific dollar threshold or is secured by residential property.

MARKETING STRATEGY

   Historically, we concentrated our marketing efforts for home equity loans primarily on credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. Although we still intend to lend to credit-impaired borrowers under our business strategy, we intend to broaden our mortgage loan product line to include adjustable-rate, alt-A and alt-B mortgage loans and to offer competitive interest rates in order to appeal to a wider range of customers. See "-- Business Strategy" and "Risk Factors -- Lending to credit-impaired borrowers may result in higher delinquencies in our total portfolio, which could hinder our ability to operate profitably and impair our ability to repay the subordinated debentures."

   We market home equity loans through direct mail campaigns and our interactive web sites, and have in the past used telemarketing, radio and television advertising. We believe that our targeted direct mail strategy delivers more leads at a lower cost than broadcast marketing channels. Our integrated approach to media advertising that utilizes a combination of direct mail and Internet advertising is intended to maximize the effect of our advertising campaigns. We expect the implementation of our business strategy to improve our response and conversion rates, which will reduce our overall marketing costs. We also use a network of loan brokers along with the Bank Alliance Services program as additional sources of loans. We intend to expand our network of loan brokers as part of our focus on whole loan sales in order to increase the amount of loans originated and reduce origination costs.

   Our marketing efforts for home equity loans are focused on the eastern and central portions of the United States with plans to expand to the western portion of the United States. We previously utilized branch offices in various states to market our loans. Effective June 30, 2003, we no longer originate loans through

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

retail branch offices. Loan processing and underwriting procedures are performed at our centralized operating office located in Philadelphia. We also recently acquired broker operations in West Hills, California and Austin, Texas, and opened new broker offices in Edgewater, Maryland and Irvine, California. Our loan servicing and collection activities are performed at our Bala Cynwyd, Pennsylvania office, but we expect to relocate these activities to our Philadelphia, Pennsylvania office by the end of fiscal 2004. Our centralized operating office relocated from Bala Cynwyd, Pennsylvania on July 7, 2003.

   In prior fiscal years, our marketing efforts for business purpose loans focused on our niche market of selected small businesses located in our market area, which generally included the eastern and central portions of the United States. We targeted businesses, which might qualify for loans from traditional lending sources, but elected to use our products and services. Our experience had indicated that these borrowers were attracted to us as a result of our marketing efforts, the personalized service provided by our staff of highly trained lending officers and our timely response to loan applications. Historically, such customers had been willing to pay our origination fees and interest rates, which were generally higher than those charged by traditional lending sources.

   We had marketed business purpose loans through various forms of advertising, including large direct mail campaigns, our business loan web site and a direct sales force and loan brokers, and had in the past used newspaper and radio advertising. Although we did not originate any business purpose loans during the nine months ended March 31, 2004, we intend to originate and sell business purpose loans in future periods depending on our ability to obtain a credit facility to fund business purpose loans. Certain business purpose loans originated by us in prior periods are held for sale. See "-- Business
Strategy" and "-- Lending Activities -- Business Purpose Loans."

UNDERWRITING PROCEDURES AND PRACTICES

   Summarized below are some of the policies and practices which are followed in connection with the origination of home equity loans and business purpose loans. These policies and practices may be altered, amended and supplemented, from time to time, as conditions warrant. We reserve the right to make changes in our day-to-day practices and policies at any time.

   Our loan underwriting standards are applied to evaluate prospective borrowers' credit standing and repayment ability as well as the value and adequacy of the mortgaged property as collateral. Initially, the prospective borrower is required to provide pertinent credit information in order to complete a detailed loan application. As part of the description of the prospective borrower's financial condition, the borrower is required to provide information concerning assets, liabilities, income, credit, employment history and other demographic and personal information. If the application demonstrates the prospective borrower's ability to repay the debt as well as sufficient income and equity, loan processing personnel generally obtain and review an independent credit bureau report on the credit history of the borrower and verification of the borrower's income. Once all applicable employment, credit and property information is obtained, a determination is made as to whether sufficient unencumbered equity in the property exists and whether the prospective borrower has sufficient monthly income available to meet the prospective borrower's monthly obligations.


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
   The following table outlines the key parameters of the major credit grades of our current home equity loan underwriting guidelines. During the quarter ending March 31, 2004, we adjusted our credit grade and underwriting guidelines. We believe these adjustments provide more consistency with the guidelines used by institutional purchasers in the whole loan sale secondary market. As a result, we have broadened our mortgage loan products to include loan programs allowing higher overall loan-to-value ratios, which are offset by compensating credit characteristics. These loans are originated with the primary intent of being sold as whole loans on the secondary market. The implementation of the new credit and underwriting guidelines allows us to be more competitive in the whole loan sale secondary market and enhances our ability to execute our adjusted business strategy. We will continue to monitor our credit and underwriting guidelines to maintain consistency with demand by institutional purchasers of whole loans. During the nine months ended March 31, 2004, home equity loans represent 100% of the loans we originated.

                                      "A" CREDIT GRADE                      "B" CREDIT GRADE
-------------------------    ----------------------------------     ----------------------------------
General Repayment            Has good credit but might             Pays the majority of accounts
                             have some minor delinquency.          on time but has some 30
                                                                   and/or 60 day delinquency.

Existing Mortgage Loans      Cannot exceed a maximum               Cannot exceed a maximum
                             of three 30 day delinquencies         of four 30 day delinquencies/
                             in the past 12 months.                one 60 day delinquency
                                                                   in the past 12 months.

Non-Mortgage Credit          Major credit and installment          Major credit and installment
                             debt should be current but            debt can exhibit some minor 30
                             may exhibit some minor 30 day         and/or 60 day delinquency.
                             delinquency. Minor credit             Minor credit may exhibit up to
                             may exhibit some minor                90 day delinquency.
                             delinquency.

Bankruptcy Filings           Discharged more than 2 years          Discharged more than 18 months
                             with reestablished credit.            with reestablished credit.

Debt Service-to-Income       Generally not to exceed 50%.          Generally not to exceed 50%.

Owner Occupied:              Generally 80% to 100% for a           Generally 80% to 85% for a 1-4
Loan-to-value ratio          1-4 family dwelling                   family dwelling residence; 85%
                             residence; 90% for a                  for a condominium.
                             condominium.

Non-Owner Occupied:          Generally 85% for a 1-4 family        Generally 75% for a 1-4 family
Loan-to-value ratio          dwelling or condominium.              dwelling or condominium.

                                      "C" CREDIT GRADE                            HOPE
-------------------------    ----------------------------------     ----------------------------------
General Repayment            Marginal credit history which is      Designed to provide a
                             offset by other positive              borrower with poor credit
                             attributes.                           history an opportunity to correct
                                                                   past credit problems through lower
                                                                   monthly payments.

Existing Mortgage Loans      Cannot exceed two 60 day              Cannot exceed a maximum
                             delinquencies and/ one 90 day         of one 120 day delinquency
                             delinquency in the past               in the past 12 months.
                             12 months.

Non-Mortgage Credit          Major credit and installment          Major and minor credit
                             debt can exhibit some minor 30        delinquency is acceptable, but
                             and/or 90 day delinquency.            must demonstrate some payment
                             Minor credit may exhibit more         regularity.
                             serious delinquency.

Bankruptcy Filings           Discharged more than 1 year           Discharged more than 2 years
                             with reestablished credit.            with reestablished credit.

Debt Service-to-Income       Generally not to exceed 55%.          Generally not to exceed 55%.

Owner Occupied:              Generally 70% to 80% for a 1-4        Generally 65% to 70% for a 1-4
Loan-to-value ratio          family dwelling residence; 70%        family dwelling residence.
                             for a condominium.

Non-Owner Occupied:          Generally 70% for a 1-4 family        N/A
Loan-to-value ratio          dwelling or condominium.



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
   In addition to the home equity loans we originate under the standard home equity loan underwriting guidelines outlined in the preceding table, we also originate a limited number of second mortgages that have loan-to-value ratios ranging from 90% to 100%. We consider these loans to be high loan-to-value home equity loans and we underwrite these loans with a more restrictive approach to evaluating the borrowers' qualifications and we require a stronger credit history than our standard guidelines. The borrowers' existing mortgage and installment debt payments must generally be paid as agreed, with no more than one 30-day delinquency on a mortgage within the last 12 months. No bankruptcy or foreclosure is permitted in the last 24 months.

   Pursuant to our business strategy, a greater number of loans that we originate will be offered to the secondary market through whole loan sales. These loans will be underwritten, allocated and sold to specific third party purchasers based on agreed upon products and underwriting guidelines. The purchaser products and guidelines currently being utilized generally conform to key parameters outlined in the preceding table. See "-- Business Strategy."

   If originated, business purpose loans generally are secured by residential real estate and at times commercial real estate. Loan amounts generally ranged from $14,000 to $685,000. The loan-to-value ratio (based solely on the appraised fair market value of the real estate collateral securing the loan) on the properties collateralizing the loans generally have a maximum range of 50% to 75%. The actual maximum loan-to-value ratio varies depending on a variety of factors including, the credit grade of the borrower, whether the collateral is a one to four family residence, a condominium or a commercial property and whether the property is owner occupied or non-owner occupied. The credit grade of a business purpose loan borrower will vary depending on the payment history of their existing mortgages, major lines of credit and minor lines of credit, allowing for delinquency but generally requiring major credit to be current at closing. The underwriting of the business purpose loan included confirmation of income or cash flow through tax returns, bank statements and other forms of proof of income and business cash flow. Generally, we made loans to businesses whose bankruptcy was discharged at least two years prior to closing, but we had made exceptions to allow for the bankruptcy to be discharged just prior to or at closing. In addition, we generally received additional collateral in the form of, among other things, personal guarantees, pledges of securities, assignments of contract rights, assignments of life insurance and lease payments and liens on business equipment and other business assets, as available. Based solely on the value of the real estate collateral securing our business purpose loans, the average loan-to-value ratio of business purpose loans we originated during fiscal 2003 was 62.2%.

   Generally, the maximum acceptable loan-to-value ratio for home equity loans to be securitized is 100%. The average loan-to-value ratios of home equity loans we originated during the nine months ended March 31, 2004 and fiscal 2003 were 79.1% and 78.2%, respectively. We generally obtain title insurance in connection with our loans.

   In determining whether the mortgaged property is adequate as collateral, we have an appraisal performed for each property considered for financing. The appraisal is completed by a licensed qualified appraiser on a Fannie Mae form and generally includes pictures of comparable properties and pictures of the property securing the loan.

   Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made by us, thereby weakening collateral coverage and increasing the possibility of a loss in the event of borrower default. Further, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. As a result, we cannot assure that the market value of the real estate underlying the loans will at any time be equal to or in excess of the outstanding principal amount of those loans. Although we have expanded the geographic area in which we originate loans, a downturn in the economy generally or in a specific region of the country may have an effect on our originations. See "Risk Factors -- A decline in value of the collateral securing our loans could result in an increase in losses on foreclosure, which could hinder our ability to attain profitable operations and limit our ability to repay the subordinated debentures."


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LOAN SERVICING AND ADMINISTRATIVE PROCEDURES

   We service the loans in accordance with our established servicing procedures. The loans we service include loans we hold as available for sale and most of the loans we have securitized. Our servicing procedures include practices regarding processing of mortgage payments, processing of disbursements for tax and insurance payments, maintenance of mortgage loan records, performance of collection efforts, including disposition of delinquent loans, foreclosure activities and disposition of real estate owned and performance of investor accounting and reporting processes, which in general conform to the mortgage servicing practices of prudent mortgage lending institutions. We generally receive contractual servicing fees for our servicing responsibilities for securitized loans, calculated as a percentage of the outstanding principal amount of the loans serviced. In addition, we receive other ancillary fees related to the loans serviced. Our servicing and collections activities are principally located at our operating office in Bala Cynwyd, Pennsylvania, but we expect to relocate these activities to our Philadelphia, Pennsylvania office by the end of fiscal 2004. At March 31, 2004, the portfolio we service consisted of 29,005 loans with an aggregate outstanding balance of $2.2 billion.

   In servicing loans, we send an invoice to borrowers on a monthly basis advising them of the required payment and its scheduled due date. We begin the collection process promptly after a borrower fails to make a scheduled monthly payment. When a loan becomes 45 to 60 days delinquent for a home equity loan or 90 days delinquent for a business purpose loan, it is transferred to a senior collector in the collections department. The senior collector tries to resolve the delinquency by reinstating a delinquent loan, seeking a payoff, or entering into a deferment or forbearance arrangement with the borrower to avoid foreclosure. All proposed arrangements are evaluated on a case-by-case basis, based on, among other things, the borrower's past credit history, current financial status, cooperativeness, future prospects and the reasons for the delinquency. If a mortgage loan becomes 45 days delinquent and we do not reach a satisfactory arrangement with the borrower, our legal department will mail a notice of default to the borrower. If the delinquency is not cured within the time period provided for in the loan documents, we generally start a foreclosure action. The collection department maintains normal collection efforts during the cure periods following a notice of default and the initiation of foreclosure action. If a borrower declares bankruptcy, our in-house attorneys and paralegals promptly act to protect our interests. We may initiate legal action earlier than 45 days following a delinquency if we determine that the circumstances warrant such action.

   We employ a staff of experienced mortgage collectors and managers working in shifts seven days a week to manage delinquent loans. In addition, a staff of in-house attorneys and paralegals works closely with the collections staff to optimize collection efforts. The primary goal of our labor-intensive collections program is to emphasize delinquency and loss prevention.

   From time to time, borrowers are confronted with events, usually involving hardship circumstances or temporary financial setbacks that adversely affect their ability to continue payments on their loan. To assist borrowers, we may agree to enter into a deferment or forbearance arrangement. Prevailing economic conditions may affect the borrower's ability to make their regular payments. We may take these conditions into account when we evaluate a borrower's request for assistance for relief from the borrower's financial hardship.

   Our policies and practices regarding deferment and forbearance arrangements, like all of our collections policies and practices, are designed to manage customer relationships, maximize collections and avoid foreclosure (or repossession of other collateral, as applicable) if reasonably possible. We review and regularly revise these policies and procedures in order to enhance their effectiveness in achieving these goals.

   In a deferment arrangement, we make advances on behalf of the borrower in amounts equal to the delinquent loan payments, which include principal and interest. Additionally, we may pay taxes, insurance and other fees on behalf of the borrower. Based on our review of the borrower's current financial circumstances, the borrower must repay the advances and other payments and fees we make on the borrower's behalf either at the termination of the loan or on a monthly payment plan. Borrowers must provide a written explanation of their hardship, which generally requests relief from their delinquent loan payments. We review the borrower's current financial situation and based upon this review, we may create a payment plan for the borrower which allows the borrower to pay past due amounts over a period from 12 to

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42 months, but not beyond the maturity date of the loan, in addition to making regular monthly loan payments. Each deferment arrangement must be approved by two of our managers. Deferment arrangements which defer two or more past due payments must also be approved by a senior vice president.

   Principal guidelines currently applicable to the deferment process include:
(i) the borrower may have up to six payments deferred during the life of the loan; (ii) no more than three payments may be deferred during a twelve-month period; and (iii) the borrower must have made a minimum of six payments on the loan and twelve months must have passed since the last deferment in order to qualify for a new deferment arrangement. Any deferment arrangement which includes an exception to our guidelines must be approved by the senior vice president of collections and an executive vice president or his designee. If the deferment arrangement is approved, a collector contacts the borrower regarding the approval and the revised payment terms.

   For borrowers who are three or more payments delinquent, we will consider using a forbearance arrangement. In a forbearance arrangement, we make advances on behalf of the borrower in amounts equal to the delinquent loan payments, which include principal and interest. Additionally, we may pay taxes, insurance and other fees on behalf of the borrower. We assess the borrower's current financial situation and based upon this assessment, we will create a payment plan for the borrower which allows the borrower to pay past due amounts over a longer period than a typical deferment arrangement, but not beyond the maturity date of the loan. We typically structure a forbearance arrangement to require the borrower to make payments of principal and interest equivalent to the original loan terms plus additional monthly payments, which in the aggregate represent the amount that we advanced on behalf of the borrower.

   Principal guidelines currently applicable to the forbearance process include the following: (i) the borrower must have first and/or second mortgages with us; (ii) the borrower's account was originated at least six months prior to the request for forbearance; (iii) the borrower's account must be at least three payments delinquent to qualify for a forbearance agreement; (iv) the borrower must submit a written request for forbearance containing an explanation for his or her previous delinquency and setting forth the reasons that the borrower now believes he or she is able to meet his or her loan obligations; and (v) the borrower must make a down payment of at least one month's past due payments of principal and interest in order to enter into a forbearance agreement, and the borrower who is six or more payments delinquent must make a down payment of at least two past due payments. No request for forbearance may be denied without review by our senior vice president of collections or his designee.

   We do not enter into a deferment or forbearance arrangement based solely on the fact that a loan meets the criteria for one of the arrangements. Our use of any of these arrangements also depends upon one or more of the following factors: our assessment of the individual borrower's current financial situation, reasons for the delinquency and our view of prevailing economic conditions. Because deferment and forbearance arrangements are account management tools which help us to manage customer relationships, maximize collection opportunities and increase the value of our account relationships, the application of these tools generally is subject to constantly shifting complexities and variations in the marketplace. We attempt to tailor the type and terms of the arrangement we use to the borrower's circumstances, and we prefer to use deferment over forbearance arrangements, if possible.

   As a result of these arrangements, we reset the contractual status of a loan in our managed portfolio from delinquent to current based upon the borrower's resumption of making their principal and interest loan payments. A loan remains current after a deferment or forbearance arrangement with the borrower only if the borrower makes the principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement), and we do not reflect it as a delinquent loan in our delinquency statistics. However, if the borrower fails to make principal and interest payments, we will generally declare the account in default, reflect it as a delinquent loan in our delinquency statistics and resume collection actions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Total Portfolio Quality -- Deferment and Forbearance Arrangements" for information regarding the impact of these arrangements on our operations.


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   We believe we are among a small number of non-conforming mortgage lenders that have an in-house legal staff dedicated to the collection of delinquent loans and the handling of bankruptcy cases. As a result, we believe our delinquent loans are reviewed from a legal perspective earlier in the collection process than is the case with loans made by traditional lenders so that troublesome legal issues can be noted and, if possible, resolved earlier. Our in-house legal staff also attempts to find solutions for delinquent loans, other than foreclosure.

   Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired by foreclosure or deed in lieu of foreclosure, we record it at the lower of cost or estimated fair value. After acquisition, all costs incurred in maintaining the property are accounted for as expenses.

   Most foreclosures are handled by outside counsel who are managed by our in-house legal staff to ensure that the time period for handling foreclosures meets or exceeds established industry standards. Frequent contact between in-house and outside counsel ensures that the process moves quickly and efficiently in an attempt to achieve a timely and economical resolution to contested matters.

   Our ability to foreclose on some properties may be affected by state and federal environmental laws. The costs of investigation, remediation or removal of hazardous substances may be substantial and can easily exceed the value of the property. The presence of hazardous substances, or the failure to properly eliminate the substances from the property, can hurt the owner's ability to sell or rent the property and prevent the owner from using the property as collateral for another loan. Even parties who arrange for the disposal or treatment of hazardous or toxic substances may be liable for the costs of removal and remediation, whether or not the facility is owned or operated by the party who arranged for the disposal or treatment. See "Risk Factors -- Environmental laws and regulations and other environmental considerations may restrict our ability to foreclose on loans secured by real estate or increase costs associated with those loans which could hinder our ability to operate profitably and limit the funds available to repay the subordinated debentures." The technical nature of some laws and regulations, such as the Truth in Lending Act, can also contribute to difficulties in foreclosing on real estate and other assets, as even immaterial errors can trigger foreclosure delays or other difficulties.

   As the servicer of securitized loans, we are obligated to advance funds for scheduled interest payments that have not been received from the borrower unless we determine that our advances will not be recoverable from subsequent collections of the related loan payments. See "-- Securitizations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations." We are also required to compensate investors (without a right to reimbursement) for interest shortfall resulting from loan prepayments up to the amount of our servicing fee. See "Risk Factors -- Our securitization agreements impose obligations on us to make cash outlays which could impair our ability to operate profitably and our ability to repay the subordinated debentures."

SECURITIZATIONS

   We were unable to complete our typical quarterly securitization during the fourth quarter of fiscal 2003 and the first and third quarters of fiscal 2004. Our inability to complete our typical publicly underwritten securitization during the fourth quarter of fiscal 2003 was the result of our investment bankers' decision in late June 2003 not to underwrite the contemplated June 2003 securitization transaction. Management believes that a number of factors contributed to this decision, including a highly-publicized lawsuit finding liability of an underwriter in connection with the securitization of loans for another unaffiliated subprime lender, an inquiry by the U.S. Attorney's Office in Philadelphia regarding our forbearance practices, an anonymous letter regarding us received by our investment bankers, an SEC's enforcement action against another unaffiliated subprime lender related to its loan restructuring practices and related disclosure, a federal regulatory agency investigation of practices by another subprime servicer and our investment bankers' prior experience with securitization transactions with non-affiliated originators.

   During the nine months ended March 31, 2004, we completed a securitization of $141.4 million of loans in the second quarter and sold $5.5 million of loans into an off-balance sheet mortgage conduit facility. During fiscal 2003, we securitized $112.0 million of business purpose loans and $1.3 billion of home equity

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loans. During fiscal 2002, we securitized $129.1 million of business purpose loans and $1.2 billion of home equity loans. The securitization of loans and sale into the mortgage conduit facility generated gains on sale of loans of $15.1 million during the nine months ended March 31, 2004, $171.0 million during fiscal 2003 and $185.6 million during fiscal 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations" for additional information regarding our securitizations.

   Securitization is a financing technique often used by originators of financial assets to raise capital. A securitization involves the sale of a pool of financial assets, in our case loans, to a trust in exchange for cash and a retained interest in the securitized loans which is called an interest-only strip. The trust issues multi-class securities which derive their cash flows from a pool of securitized loans. These securities, which are senior to our retained interest-only strips in the trust, are sold to public or private investors. We may also retain servicing on securitized loans. See "-- Loan Servicing and Administrative Procedures."

   As the holder of the interest-only strips received in a securitization, we are entitled to receive excess (or residual) cash flows. These cash flows are the difference between the payments made by the borrowers on securitized loans and the sum of the scheduled and prepaid principal and pass-through interest paid to trust investors, servicing fees, trustee fees and, if applicable, surety fees. Surety fees are paid to an unrelated insurance entity to provide protection for the trust investors. These cash flows also include cash flows from overcollateralization. Overcollateralization is the excess of the aggregate principal balances of loans in a securitized pool over investor interests. Overcollateralization requirements are established to provide credit enhancement for the trust investors.

   We may be required either to repurchase or to substitute loans which do not conform to the representations and warranties we made in the agreements entered into when the loans are sold through a securitization. As of March 31, 2004, we have been required to substitute only one such loan from the securitization trusts for this reason.

   When borrowers are delinquent in making scheduled payments on loans included in a securitization trust, we are obligated to advance interest payments with respect to such delinquent loans if we deem that these advances will ultimately be recoverable. These advances can first be made out of funds available in the trust's collection account. If the funds available from the collection account are insufficient to make the required interest advances, then we are required to make the advances from our operating cash. The advances made from a trust's collection account, if not recovered from the borrower or proceeds from the liquidation of the loan, require reimbursement from us. These advances may require funding from our capital resources and may create greater demands on our cash flow than either selling loans with servicing released or maintaining a portfolio of loans on our balance sheet. However, any advances we make from our operating cash can be recovered from the subsequent mortgage loan payments to the applicable trust prior to any distributions to the certificate holders. See "Risk Factors -- Our securitization agreements impose obligations on us to make cash outlays which could impair our ability to operate profitably and our ability to repay the subordinated debentures."

   At times we elect to repurchase some delinquent loans from the securitization trusts, some of which may be in foreclosure. Repurchasing loans benefits us by allowing us to limit the level of delinquencies and losses in the securitization trusts and as a result, we can avoid exceeding specified limits on delinquencies and losses that trigger a temporary reduction or discontinuation of residual or stepdown overcollateralization cash flows from our interest-only strips until the delinquencies or losses no longer exceed the triggers. We have the right, but are not obligated, to repurchase a limited amount of delinquent loans from securitization trusts. The purchase price of a delinquent loan is at the loan's outstanding contractual balance plus accrued and unpaid interest and unreimbursed servicing advances, however unpaid interest and unreimbursed servicing advances are returned to us by the trust. A foreclosed loan is one where we, as servicer, have initiated formal foreclosure proceedings against the borrower and a delinquent loan is one that is 31 days or more past due. The foreclosed and delinquent loans we typically elect to repurchase are usually 90 days or more delinquent and the subject of foreclosure proceedings, or where a completed foreclosure is imminent. In addition, we elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans in order to maximize their economic recovery. See "Risk Factors - Our securitization agreements impose obligations on us to make cash outlays which could impair our ability to operate profitably and our

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ability to repay the subordinated debentures." See "Management's Discussion and Analysis of Financial Condition and Results of Operations --
Securitizations -- Trigger Management" for a description of the impact of these repurchases on our business.

WHOLE LOAN SALES

   Our determination to engage in whole loan sales depends upon a variety of factors, including market conditions in the securitization markets and the secondary loan markets, profitability and cash flow considerations. Due to our inability to complete our typical quarterly securitization during the fourth quarter of fiscal 2003, we adjusted our business strategy from a predominantly publicly underwritten securitization strategy to a strategy focused on a combination of whole loan sales and securitizations. See "-- Business Strategy." In whole loan sale transactions, the gain on sale is generally significantly lower than the gains realized in securitization transactions, but we receive the gain in cash. Whole loan sales enable us to immediately generate cash flow, protect against the potential volatility of the securitization market and reduce the risks inherent in retaining securitization assets. However, unlike securitizations, where we may retain the servicing rights and receive interest-only strips which generate future cash flows, whole loan sales are typically structured as a sale with servicing rights released and do not result in our receipt of interest-only strips. As a result, using whole loan sales more extensively in the future will reduce our income from servicing activities and limit the amount of securitization assets created.

COMPETITION

   We have significant competition for home equity loans. We concentrate our marketing efforts for home equity loans on credit-impaired borrowers. Through Upland Mortgage and American Business Mortgage Services, Inc., we compete with banks, thrift institutions, mortgage bankers and other finance companies, which may have greater resources and name recognition. We attempt to mitigate these factors through a highly trained staff of professionals, rapid response to prospective borrowers' requests and by maintaining a relatively short average loan processing time. See "-- Business Strategy" for discussion of our emphasis on broadening our mortgage loan product line and offering competitive interest rates. In addition, we implemented our Bank Alliance Services program in order to generate additional loan volume. See "Risk Factors -- Competition from other lenders could adversely affect our ability to attain profitable operations and our ability to repay the subordinated debentures."

   When we originated business purpose loans, we competed for business purpose loans against many other finance companies and financial institutions. Although many other entities originate business purpose loans, we had focused our lending efforts on our niche market of businesses which may qualify for loans from traditional lending sources but who we believe were attracted to our products as a result of our marketing efforts, responsive customer service and rapid processing and closing periods.

REGULATION

   GENERAL. Our business is regulated by federal, state and, in certain cases, local laws. All home equity loans must meet the requirements of, among other statutes and regulations, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act of 1974, and their associated Regulations Z, X and B, respectively.

   TRUTH IN LENDING. The Truth in Lending Act and Regulation Z contain disclosure requirements designed to provide consumers with uniform, understandable information about the terms and conditions of loans and credit transactions so that consumers may compare credit terms. The Truth in Lending Act also guarantees consumers a three-day right to cancel certain transactions described in the act and imposes specific loan feature restrictions on some loans, including some of the same types of loans originated by us. If we were found not to be in compliance with the Truth in Lending Act, some aggrieved borrowers could, depending on the nature of the non-compliance, have the right to recover actual damages, statutory damages, penalties, rescind their loans and/or to demand, among other things, the return of finance charges and fees paid to us and third parties. Other fines and penalties can also be imposed under the Truth in Lending Act and Regulation Z.


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   EQUAL CREDIT OPPORTUNITY, FAIR CREDIT REPORTING ACT AND OTHER LAWS. We are
also required to comply with the Equal Credit Opportunity Act and Regulation B, which prohibit creditors from discriminating against applicants on the basis of race, color, religion, national origin, sex, age or marital status. Regulation B also restricts creditors from obtaining certain types of information from loan applicants. Among other things, it also requires lenders to advise applicants of the reasons for any credit denial. Equal Credit Opportunity Act violations can also result in fines, penalties and other remedies.

   In instances where the applicant is denied credit or the rate of interest for a loan increases as a result of information obtained from a consumer credit reporting agency, the Fair Credit Reporting Act of 1970, as amended, requires lenders to supply the applicant with the name and address of the reporting agency whose credit report was used in making such determinations. It also requires that lenders provide other information and disclosures about the loan application rejection. In addition, we are subject to the Fair Housing Act and regulations under the Fair Housing Act, which broadly prohibit discriminatory practices in connection with our home equity and other lending businesses.

   Pursuant to the Home Mortgage Disclosure Act and Regulation C, we are also required to report information on loan applicants and certain other borrowers to the Department of Housing and Urban Development, which is among numerous federal and state agencies which monitor compliance with fair lending laws.

   We are also subject to the Real Estate Settlement Procedures Act and Regulation X. This law and this regulation, which are administered by the Department of Housing and Urban Development, imposes limits on the amount of funds a borrower can be required to deposit with us in any escrow account for the payment of taxes, insurance premiums or other charges; limits the fees which may be paid to third parties; and imposes various disclosure and other requirements.

   We are subject to various other federal, state and local laws, rules and regulations governing the licensing of mortgage lenders and servicers. We must comply with procedures mandated for mortgage lenders and servicers, and must provide disclosures to consumer applicants and borrowers. Failure to comply with these laws, as well as with the laws described above, may result in civil and criminal liability.

   Several of our subsidiaries are licensed and regulated by the departments of banking or similar entities in the various states in which they are conducting business. The rules and regulations of the various states impose licensing and other restrictions on lending activities, such as prohibiting discrimination and regulating collection, foreclosure procedures and claims handling, disclosure obligations, payment feature restrictions and, in some cases, these laws fix maximum interest rates and fees. Failure to comply with these requirements can lead to termination or suspension of licenses, rights of rescission for mortgage loans, individual and class action lawsuits and/or administrative enforcement actions. Our in-house compliance staff, which includes attorneys, and our outside counsel review and monitor the lending policies of our subsidiaries for compliance with the various federal and state laws.

   The previously described laws and regulations are subject to legislative, administrative and judicial interpretation. Some of these laws and regulations have recently been enacted or amended. Some of these laws and regulations are rarely challenged in, or interpreted by, the courts. Infrequent interpretations, an insignificant number of interpretations and/or conflicting interpretations of these enacted or amended laws and regulations can make it difficult for us to always know what is permitted conduct under these laws and regulations. Any ambiguity or vagueness under the laws and regulations to which we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class action lawsuits, with respect to our compliance with the applicable laws and regulations. See "Risk Factors -- Our residential lending business is subject to government regulation and licensing requirements, as well as private litigation, which may hinder our ability to operate profitably and repay the subordinated debentures."

   The Gramm-Leach-Bliley Act, which was signed into law at the end of 1999, contains comprehensive consumer financial privacy restrictions. Various federal enforcement agencies, including the Federal Trade Commission, have issued final regulations to implement this act. These restrictions fall into two basic categories. First, a financial institution must provide various notices to consumers about such institution's privacy policies and practices. Second, this act imposes restrictions on a financial institution and gives

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consumers the right to prevent a financial institution from disclosing non-
public personal information about the consumer to non-affiliated third parties, with exceptions. We have prepared the appropriate consumer disclosures and internal procedures to address these requirements.

   In addition, on December 22, 2003 we entered into a joint agreement with the Civil Division of the U.S. Attorney's Office for the Eastern District of Pennsylvania which ended the inquiry by the U.S. Attorney focused on our forbearance policy initiated pursuant to the civil subpoena dated May 14, 2003. See "-- Legal Proceedings."

   PREDATORY LENDING REGULATIONS. State and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by some companies in the subprime lending industry, more commonly referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers. For example, the Pennsylvania Attorney General reviewed fees our subsidiary, Home American Credit, Inc., charged Pennsylvania customers. Although we believe that these fees were fair and in compliance with applicable federal and state laws, in April 2002, we agreed to reimburse borrowers approximately $221,000 with respect to a particular fee paid by borrowers from January 1, 1999 to mid-February 2001 and to reimburse the Commonwealth of Pennsylvania $50,000 for its costs of investigation and for future public protection purposes. We discontinued charging this particular fee in mid-February 2001. As a result of these initiatives, we are unable to predict whether state, local or federal authorities will require changes in our lending practices in the future, including reimbursement of fees charged to borrowers, or will impose fines on us. These changes, if required, could impact our profitability. These laws and regulations may limit our ability to securitize loans originated in certain states or localities due to rating agency, investor or market restrictions. As a result, we have limited the types of loans we offer in some states and may discontinue originating loans in other states or localities. See "Risk Factors -- Our residential lending business is subject to government regulation and licensing requirements, as well as private litigation, which may hinder our ability to operate profitably and repay the subordinated debentures."

   Additionally, the United States Congress is currently considering a number of proposed bills or proposed amendments to existing laws, such as the "Ney - Lucas Responsible Lending Act of 2003" introduced on February 13, 2003 into the U.S. House of Representatives, which could affect our lending activities and make our business less profitable. These bills and amendments, if adopted as proposed, could reduce our profitability by limiting the fees we are permitted to charge, including prepayment fees, restricting the terms we are permitted to include in our loan agreements and increasing the amount of disclosure we are required to give to potential borrowers. While we cannot predict whether or in what form Congress may enact legislation, we are currently evaluating the potential impact of these legislative initiatives, if adopted, on our lending practices and results of operations.

   In addition to new regulatory initiatives with respect to so-called "predatory lending" practices, current laws or regulations in some states restrict our ability to charge prepayment penalties and late fees. We have used the Federal Alternative Mortgage Transactions Parity Act of 1982, which we refer to as the Parity Act, to preempt these state laws for home equity loans which meet the definition of alternative mortgage transactions under the Parity Act. However, the Office of Thrift Supervision has adopted a rule effective in July 2003, which precludes us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws on new loan originations. Under the provisions of this rule, we are required to modify or eliminate the practice of charging prepayment and other fees in some of the states where we originate loans. We are continuing to evaluate the impact of the adoption of the new rule by the Office of Thrift Supervision on our future lending activities and results of operations. We currently expect that the percentage of home equity loans containing prepayment fees that we will originate in the future will decrease to approximately 65% to 70%, from 80% to 85% prior to this rule becoming effective. Additionally, in a recent decision, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey, including alternative mortgage transactions. On

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May 26, 2004, the New Jersey Supreme Court reversed the decision of the
Appellate Division of the Superior Court of New Jersey and held that the Parity Act had preempted the New Jersey Prepayment Law, which prohibited housing lenders from imposing prepayment penalties. However, it is possible that the plaintiff may seek to petition the United States Supreme Court for certiorari in this matter. See "-- Lending Activities -- Prepayment Fees."

   SOLDIERS' AND SAILORS' CIVIL RELIEF ACT OF 1940. Under the Soldiers' and Sailors' Civil Relief Act of 1940, members of all branches of the military on active duty, including draftees and reservists in military service and state national guard called to federal duty:

     o are entitled to have interest rates reduced and capped at 6% per annum, on obligations (including mortgage loans) incurred prior to the commencement of military service for the duration of military service;

     o may be entitled to a stay of proceeding on any kind of foreclosure or repossession action in the case of defaults on obligations entered into prior to military service for the duration of military service; and

     o may have the maturity of obligations incurred prior to military service extended, the payments lowered and the payment schedule readjusted for a period of time after the completion of military service.

   If a borrower's obligation to repay amounts otherwise due on a mortgage loan included in a trust is relieved pursuant to the Relief Act, none of the trust, the servicer, the back-up servicer, the seller, the depositor, the originators or the trustee will be required to advance these amounts, and any resulting loss may reduce the amounts available to be paid to the holders of the certificates. Any shortfalls in interest collections on mortgage loans included in the trust resulting from application of the Relief Act will be allocated to the certificates in reduction of the amounts payable to such certificates on the related distribution date.

   As a result of the current military actions in Iraq and Afghanistan, President Bush authorized the placement of tens of thousands of military reservists and members of the National Guard on active duty status. To the extent that any such person is a borrower under a loan, the interest rate limitations and other provisions of the Relief Act would apply to the loan during the period of active duty. The number of reservists and members of the National Guard placed on active duty status in the near future may increase. In addition, other borrowers who enter military service after the origination of their loans (including borrowers who are members of the National Guard at the time of the origination of their loans and are later called to active duty) would be covered by the terms of the Relief Act. See "Risk Factors - If many of our borrowers become subject to the Soldiers' and Sailors' Civil Relief Act of 1940, our cash flows and interest income may be adversely affected which would negatively impact our ability to repay the subordinated debentures."

   We have procedures and controls to monitor compliance with numerous federal, state and local laws and regulations. However, because these laws and regulations are complex and often subject to interpretation, or as a result of inadvertent errors, we may, from time to time, inadvertently violate these laws and regulations.

   If more restrictive laws, rules and regulations are enacted or more restrictive judicial and administrative interpretations of those laws are issued, compliance with the laws could become more expensive or difficult.

EMPLOYEES

   At March 31, 2004, we employed 770 people on a full-time basis and 11 employees on a part-time basis. None of our employees are covered by a collective bargaining agreement. We consider our employee relations to be good. Since June 30, 2003, we reduced our workforce by approximately 225 employees. See "-- Business Strategy."

PROPERTY

   Except for real estate acquired in foreclosure in the normal course of our business, we do not presently hold title to any real estate for operating purposes. The interests which we presently hold in real estate are in

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the form of mortgages against parcels of real estate owned by our borrowers or their affiliates and real estate acquired through foreclosure.

   We presently lease office space for our corporate headquarters in Philadelphia, Pennsylvania. Our corporate headquarters was located in Bala Cynwyd, Pennsylvania prior to July 7, 2003. The lease for the Bala Cynwyd facility has expired. The current lease term expires in June 2014. The terms of the rental agreement require increased payments annually for the term of the lease with average minimum annual rental payments of $4.2 million. We have entered into contracts, or may engage parties in the future, related to the relocation of our corporate headquarters such as contracts for building improvements to the leased space, office furniture and equipment and moving services. The provisions of the lease and local and state grants have provided us with reimbursement of a substantial amount of our costs related to the relocation, subject to certain conditions and limitations. We do not believe our unreimbursed expenses or unreimbursed cash outlay related to the relocation will be material to our operations.

   The lease requires us to maintain a letter of credit in favor of the landlord to secure our obligations to the landlord throughout the term of the lease. The amount of the letter of credit is currently $8.0 million. The letter of credit is currently issued by JPMorgan Chase Bank.

   We continue to lease some office space in Bala Cynwyd under a five-year lease expiring in November 2004 at an annual rental of approximately $0.7 million. We perform our loan servicing and collection activities at this office, but expect to relocate these activities to our Philadelphia office by the end of fiscal 2004.

   We also lease the office space in Roseland, New Jersey and the nine-year lease expires in January 2012. The terms of the rental agreement require increased payments periodically for the term of the lease with average minimum annual rental payments of $0.8 million. The expenses and cash outlay related to the relocation were not material to our operations.

   In connection with the acquisition of the California mortgage broker operation in December 2003, we assumed the obligations under a lease for approximately 3,700 square feet of space in West Hills, California. The remaining term of the lease is 2 1/2 years, expiring September 30, 2006 at an annual rental of approximately $0.1 million.

   In connection with the opening of the Irvine, California mortgage broker operation, we entered into a sublease on March 4, 2004 for approximately 6,400 square feet of space. The term of the sublease is 1 1/2 years and expires November 30, 2005. The terms of the sublease require average minimum annual rental payments of $0.1 million.

   In connection with the opening of the Maryland mortgage broker operation, we entered into a sublease on March 15, 2004 for approximately 10,300 square feet of space in Edgewater, Maryland. The term of the sublease is 3 years and expires March 15, 2007. The terms of the sublease require increased payments annually for the term of the lease with average minimum annual rental payments of $0.2 million.

LEGAL PROCEEDINGS

   On February 26, 2002, a purported class action titled Calvin Hale v. HomeAmerican Credit, Inc., No. 02 C 1606, United States District Court for the Northern District of Illinois, was filed in the Circuit Court of Cook County, Illinois (subsequently removed by Upland Mortgage to the captioned federal court) against our subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage, on behalf of borrowers in Illinois, Indiana, Michigan and Wisconsin who paid a document preparation fee on loans originated since February 4, 1997. The case consisted of three purported class action counts and two individual counts. The plaintiff alleged that the charging of, and the failure to properly disclose the nature of, a document preparation fee were improper under applicable state law. In November 2002 the Illinois Federal District Court dismissed the three class action counts and an agreement in principle was reached in August 2003 to settle the matter. The terms of the settlement have been finalized and the action was dismissed on September 23, 2003. The matter did not have a material effect on our consolidated financial position or results of operations. On May 20, 2004, the purported consumer class action lawsuit captioned Moore v. American Business Financial Services, Inc. et al, No. 003237 was filed against us, our lending subsidiaries and an

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unrelated party in the Philadelphia Court of Common Pleas. The lawsuit was brought on behalf of residential mortgage consumers and challenges the validity of our deed in lieu of foreclosure and force-placed insurance practices as well as certain mortgage service fees charged by us. This lawsuit appears to relate, in part, to the same subject matter as the U.S. Attorney's inquiry concluded in December 2003 with no findings of wrongdoing as discussed below. The lawsuit seeks actual and treble damages, statutory damages, punitive damages, costs and expenses of the litigation and injunctive relief. Procedurally, this lawsuit is in a very preliminary stage. We believe the complaint contains fundamental factual inaccuracies and that we have numerous defenses to these allegations. We intend to vigorously defend this lawsuit. Due to the inherent uncertainties in litigation and because the ultimate resolution of this proceeding is influenced by factors outside of our control, we are currently unable to predict the ultimate outcome of this litigation or its impact on our financial position or results of operations. In addition, our lending subsidiaries, including HomeAmerican Credit, Inc. which does business as Upland Mortgage, are involved, from time to time, in class action lawsuits, other litigation, claims, investigations by governmental authorities, and legal proceedings arising out of their lending and servicing activities. Due to our current expectation regarding the ultimate resolution of these actions, management believes that the liabilities resulting from these actions will not have a material adverse effect on our consolidated financial position or results of operations. However due to the inherent uncertainty in litigation and because the ultimate resolution of these proceedings is influenced by factors outside of our control, our estimated liability under these proceedings may change or actual results may differ from our estimates.

   Additionally, court decisions in litigation to which we are not a party may also affect our lending activities and could subject us to litigation in the future. For example, in Glukowsky v. Equity One, Inc., (Docket No. A-3202 -
01T3), dated April 24, 2003, to which we are not a party, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey. On May 26, 2004, the New Jersey Supreme Court reversed the decision of the Appellate Division of the Superior Court of New Jersey and held that the Parity Act had preempted the New Jersey Prepayment Law, which prohibited housing lenders from imposing prepayment penalties. However, it is possible that the plaintiff may seek to petition the United States Supreme Court for certiorari in this matter.

   We expect that, as a result of the publicity surrounding predatory lending practices, we may be subject to other class action suits in the future.

   In addition, from time to time, we are involved as plaintiff or defendant in various other legal proceedings arising in the normal course of our business. While we cannot predict the ultimate outcome of these various legal proceedings, management believes that the resolution of these legal actions should not have a material effect on our financial position, results of operations or liquidity.

   We received a civil subpoena, dated May 14, 2003, from the Civil Division of the U.S. Attorney for the Eastern District of Pennsylvania. The subpoena requested that we provide certain documents and information with respect to us and our lending subsidiaries for the period from May 1, 2000 to May 1, 2003, including: (i) all loan files in which we entered into a forbearance agreement with a borrower who is in default; (ii) the servicing, processing, foreclosing, and handling of delinquent loans and non-performing loans, the carrying, processing and sale of real estate owned, and forbearance agreements; and (iii) agreements to sell or otherwise transfer mortgage loans (including, but not limited to, any pooling or securitization agreements) or to obtain funds to finance the underwriting, origination or provision of mortgage loans, any transaction in which we sold or transferred mortgage loans, any instance in which we did not service or act as custodian for a mortgage loan, representations and warranties made in connection with mortgage loans, secondary market loan sale schedules, and credit loss, delinquency, default, and foreclosure rates of mortgage loans.

   On December 22, 2003, we entered into a Joint Agreement with the Civil Division of the U. S. Attorney's Office for the Eastern District of Pennsylvania which ends the inquiry by the U.S. Attorney focused on our forbearance policy initiated pursuant to the civil subpoena dated May 14, 2003.

   In response to the inquiry and as part of the Joint Agreement, we have adopted a revised forbearance policy, which became effective on November 19, 2003. Under this policy, we will no longer require a borrower to execute a deed in lieu of foreclosure as a condition to entering into a forbearance agreement with us where the real estate securing the loan is the borrower's primary residence. Under the Joint Agreement, we



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have also agreed to return to existing borrowers any executed but unrecorded deeds in lieu of foreclosure obtained under our former forbearance policy.

   We also agreed to contribute a total of $80,000 to one or more U.S. Department of Housing and Urban Development (HUD) approved housing counseling organizations within the 13 months following the agreement. We have the right to designate the recipient organization(s) and will provide the U.S. Attorney's Office with the name(s) of the recipient(s). Each recipient must provide housing counseling in the states in which we originate mortgage loans.

   Under our revised forbearance policy, eligible borrowers are sent a letter, along with our standard form forbearance agreement encouraging them to: read the forbearance agreement; seek the advice of an attorney or other advisor prior to signing the forbearance agreement; and contact our consumer advocate by calling a toll-free number with questions. The Joint Agreement requires that for 18 months following its execution, we will notify the U.S. Attorney's Office of any material changes we propose to make to our forbearance policy, form of forbearance agreement (or cover letter) and that no changes to these documents shall be effective until at least 30 days after this notification. The U.S. Attorney reserves the right to re-institute its inquiry if we do not comply with our revised forbearance policy, fail to provide the 30 days notice described above, or disregard the concerns of the U.S. Attorney's Office, after providing such notice. The Joint Agreement also requires that we provide the U.S. Attorney with two independently prepared reports confirming our compliance with our revised forbearance policy (including the standard form of forbearance agreement and cover letter) and internal company training for collections department employees described below. These reports are to be submitted to the U.S. Attorney's Office at 9 and 18 months after the execution of the Joint Agreement.

   We also agreed to implement a formal training session regarding our revised forbearance policy for all of our collections department employees, at which such employees will be directed to inform borrowers that they can obtain assistance from housing and credit counseling organizations and how to find such organizations in their area. We agreed to monitor compliance with our forbearance policy and take appropriate disciplinary action against those employees who do not comply with this policy.

   On January 21, 2004, January 28, 2004, February 12, 2004 and February 18, 2004, four purported class action lawsuits were filed against us and our director and Chief Executive Officer, Anthony Santilli, and our Chief Financial Officer, Albert Mandia, in the United States District Court for the Eastern District of Pennsylvania. The first two suits and the fourth suit also name former director, Richard Kaufman, as a defendant. The complaints are captioned: Weisinger v. American Business Financial Services, Inc. et al, Civil Action No. 04-265; Ruane v. American Business Financial Services, Inc. et al, Civil Action No. 04-400, Operative Plasterers' and Cement Masons' International Employees' Trust Fund v. American Business Financial Services, Inc. et al, Civil Action No. 04-617, and Vieni v. American Business Financial Services, Inc. et al, Civil Action No. 04-687. The lawsuits were brought by purchasers of our common stock who were seeking to represent a class of all purchasers of our common stock for a proposed class period January 27, 2000 through June 25, 2003 with respect to the first two suits and fourth suit filed. A proposed class period for the third suit is January 27, 2000 through June 12, 2003. As of May 3, 2004, no motions for class certification have been filed.

   The first two and fourth lawsuits allege that, among other things, we and the named directors and officers violated Sections 10(b) and 20(a) of the Exchange Act. These three lawsuits allege that, among other things, during the applicable class period, our forbearance and foreclosure practices enabled us to, among other things, allegedly inflate our financial results. These three lawsuits appear to relate to the same subject matter as the Form 8-K we filed on June 13, 2003 disclosing a subpoena from the Civil Division of the U.S. Attorney's Office into our forbearance and foreclosure practices. As discussed above, the U.S. Attorney's inquiry was subsequently concluded in December 2003. These three lawsuits seek unspecified compensatory damages, costs and expenses related to bringing the action, and other unspecified relief.

   The third lawsuit alleges that the defendants issued false and misleading financial statements in violation of GAAP, the Exchange Act and SEC rules by entering into forbearance agreements with borrowers, understating default and foreclosure rates and failing to properly adjust prepayment assumptions to hide the



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impact on net income. This lawsuit seeks unspecified damages, interest, costs and expenses of the litigation, and injunctive or other relief.

   As of May 3, 2004, the four cases were consolidated. Lead plaintiffs and counsel were appointed on June 3, 2004.

   On March 15, 2004, a shareholder derivative action was filed against us, as a nominal defendant, and our director and Chief Executive Officer, Anthony Santilli, our Chief Financial Officer, Albert Mandia, our directors, Messrs. Becker, DeLuca and Sussman, and our former director Mr. Kaufman, as defendants, in the United States District Court for the Eastern District of Pennsylvania. The complaint is captioned: Osterbauer v. Santilli et al, Civil Action No. 04-1105. The lawsuit was brought nominally on behalf of the Company, as a shareholder derivative action, alleging that the named directors and officers breached their fiduciary duties to the Company, engaged in the abuse of control, gross mismanagement and other violations of law during the period from January 27, 2000 through June 25, 2003. The lawsuit seeks unspecified compensatory damages, equitable or injunctive relief and costs and expenses related to bringing the action, and other unspecified relief. The parties have agreed to stay this case pending disposition of any motion to dismiss the anticipated consolidated amended complaint filed in the putative securities class actions.

   Procedurally, these lawsuits are in a very preliminary stage. We believe that we have several defenses to the claims raised by these lawsuits and intend to vigorously defend the lawsuits. Due to the inherent uncertainties in litigation and because the ultimate resolution of these proceedings is influenced by factors outside of our control, we are currently unable to predict the ultimate outcome of this litigation or its impact on our financial position or results of operations. See "Risk Factors -- We are subject to purported securities class action and derivative lawsuits, the impact of which on our financial position is uncertain. The inherent uncertainty related to litigation of this type and the preliminary stage of these suits makes it difficult to predict the ultimate outcome or potential liability that we may incur as a result of these matters."


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                      WHERE YOU CAN FIND MORE INFORMATION


   We filed a Registration Statement on Form S-2 (which, together with all exhibits and schedules thereto, is referred to as the "registration statement") with the SEC, with respect to the registration of the subordinated debentures offered by this prospectus, which contains additional information and documents. For further information pertaining to our business, the subordinated debentures offered by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement.

   We file annual, quarterly and current reports, proxy statements and other information with the SEC. So long as we are subject to the SEC's reporting requirements, we will continue to furnish the reports and other required information to the SEC. We will furnish all holders of the subordinated debentures with copies of our annual reports containing audited financial statements and an opinion thereon expressed by our independent auditors and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. We will also furnish all holders of the subordinated debentures with a copy of an updated prospectus related to the subordinated debentures after the SEC declares it effective.

   The following documents that we filed with the SEC, as well as all other reports filed with the SEC (File No. 0-22474) since June 30, 2003, are incorporated by reference in this prospectus:

                  SEC FILING                                                 PERIOD
         ---------------------------                                     ---------------
         Annual Report on Form 10-K                                       June 30, 2003
         Annual Report on Form 10-K/A (No. 1)                             June 30, 2003
         Annual Report on Form 10-K/A (No. 2)                             June 30, 2003
         Quarterly Report on Form 10-Q                                 September 30, 2003
         Quarterly Report on Form 10-Q                                  December 31, 2003
         Quarterly Report on Form 10-Q                                   March 31, 2004
         Current Report on Form 8-K                                       June 26, 2003
         Current Report on Form 8-K                                    September 24, 2003
         Current Report on Form 8-K                                    September 30, 2003
         Current Report on Form 8-K                                     October 16, 2003
         Current Report on Form 8-K                                     December 22, 2003
         Current Report on Form 8-K                                     December 31, 2003
         Current Report on Form 8-K                                     February 6, 2004
         Current Report on Form 8-K (Item 5 information)                  May 13, 2004


   You may read and copy any reports, statements and other information we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the Public Reference Room. Our SEC filings are also available on the SEC's Internet website, www.sec.gov. We also make this information available free of charge on our web site, www.abfsonline.com, as soon as reasonably practicable after filing with the SEC. Except as indicated above, the information on this web site is not and should not be considered part of this document and is not incorporated into this prospectus by reference. This web site is, and is only intended to be, inactive textual references.

   Our common stock is traded on the NASDAQ National Market System under the symbol "ABFI." You may also read reports, proxy statements and other information we file at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.

   We will provide, at no cost, to each person to whom this prospectus is delivered, upon written or oral request, copies of any of the information incorporated by reference or included in the registration statement, which is not included in this prospectus. Requests should be directed to: Stephen M. Giroux, Esquire, Executive Vice President, General Counsel and Secretary, American Business Financial Services, Inc., The Wanamaker Building, 100 Penn Square East, Philadelphia, PA 19107; (215) 940-4000.


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                                   MANAGEMENT


GENERAL

   All of our directors and executive officers hold office during the term for which they are elected and until their successors are elected and qualified.

   The following table sets forth information regarding our Board of Directors and executive officers:


            NAME                AGE(1)               POSITION
            ----                ------               --------
Anthony J. Santilli .........     61      Chairman, President, Chief Executive
                                          Officer,
                                          Chief Operating Officer and Director
Leonard Becker ..............     80      Director
Michael DeLuca ..............     72      Director
Jerome Miller ...............     70      Director
Warren E. Palitz ............     59      Director
Joseph Pignotti .............     57      Director
Harold E. Sussman ...........     78      Director
Beverly Santilli ............     44      President of American Business Credit,
                                          Inc. and
                                          First Executive Vice President
Jeffrey M. Ruben ............     41      Executive Vice President
Albert W. Mandia ............     57      Executive Vice President and Chief
                                          Financial Officer
Milton Riseman ..............     67      Chairman of the Consumer Mortgage
                                          Group
Stephen M. Giroux ...........     56      Executive Vice President, General
                                          Counsel
                                          and Secretary
Barry Epstein ...............     65      Managing Director of the National
                                          Wholesale
                                          Residential Mortgage Division

---------------
(1)  As of May 6, 2004.

DIRECTORS

   Our certificate of incorporation currently provides that the Board of Directors will consist of not less than one nor more than fifteen directors and that within these limits the number of directors shall be as established by the Board of Directors. The Board of Directors has set the current number of directors at seven. Our certificate of incorporation provides that the Board of Directors will be divided into three classes which have staggered terms of office, and which are as equal in number as possible. The members of each class of directors are elected for a term of three years or until their successors are elected and qualified. Our certificate of incorporation does not permit stockholders to cumulate their votes for the election of directors.

   The principal occupation of each of our directors is set forth below. All directors have held their present position for at least five years unless otherwise indicated.

   ANTHONY J. SANTILLI is our Chairman, President, Chief Executive Officer and Chief Operating Officer and is an executive officer of our subsidiaries. He has held these positions since early 1993 when we became the parent company of American Business Credit, Inc. He has been an executive officer of American Business Credit, Inc. since June 1988 and of each of the other subsidiaries since their formation. Prior to the founding of American Business Credit, Inc. in 1988, Mr. Santilli was Vice President and Department Head of the Philadelphia Savings Fund Society, a savings association, referred to as PSFS in this document. As such, Mr. Santilli was responsible for PSFS' commercial relationships with small and middle market business customers. Mr. Santilli also served as the Secretary of PSFS' Asset/Liability Committee from May 1983 to June 1985 and as the Secretary of PSFS' Policy Committee from June 1986 to June 1987.

   LEONARD BECKER is a self-employed real estate investor, a position he has held since 1980. Mr. Becker was a former 50% owner and officer of the SBIC of the Eastern States, Inc., a federally licensed small business corporation which made medium term loans to small business concerns from 1967 to 1980. For the last 30 years, Mr. Becker has been heavily involved in the investment in and management of real estate, and

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has been involved in the ownership of numerous shopping centers, office buildings and apartments. Mr. Becker formerly served as a director of Eagle National Bank and Cabot Medical Corp. and was a founding director in each of these corporations. Mr. Becker is also a director of Universal Display Corporation.

   MICHAEL DELUCA is Chief Executive Officer and a director of Lux Products Corporation, a manufacturer and merchandiser of thermostats and timers, a position he has held since 1991. Mr. DeLuca was President, Chairman of the Board, Chief Executive Officer and a former owner of Bradford-White Corporation, a manufacturer of plumbing products from 1982 to the end of 1991. Presently, Mr. DeLuca serves as a Director of BWC-West, Inc., Bradford-White International.

   JEROME MILLER, D.O., is currently the medical director of GE Financial Assurance Co., which provides claim review services for insurance companies affiliated with General Electric Co. Dr. Miller has held this position since August of 2001. From February 1996 through July 2001, Dr. Miller was a physician in the FRD Health System, a family medical practice. Prior to that time, Dr. Miller was a private practitioner.

   WARREN E. PALITZ has been a private investor since 2001. From 1994 until 2001, Mr. Palitz was an independent investment advisor who provided investment advisory services on a transactional basis to S.W. Ryan & Co., a registered securities broker-dealer. Mr. Palitz currently serves on the Advisory Board of the Rittenhouse Trust Company and is a member of the Board of Directors and Compensation Committee of BFS Entertainment & Multimedia Limited, a publicly traded company listed on the Toronto Stock Exchange.

   JOSEPH F. PIGNOTTI Since 1996, Mr. Pignotti has been employed as Executive Vice President of Friendly Finance Corporation, an auto finance company, and since 2003 he has been serving as a corporate consultant for the First Mutual Corporation, a mortgage banking company. From 1996 to 2002, Mr. Pignotti served as a corporate consultant to Wells Fargo Financial Preferred Capital, Inc., a subsidiary of Wells Fargo & Company specializing in secured commercial loans to the finance company industry. Mr. Pignotti also served as a corporate consultant to us from 1997 to 2002. In addition, from 1982 to 1996, Mr. Pignotti was Executive Vice President of BankAmerica Business Credit, Inc. (formerly Security Pacific Business Credit, Inc.), and from 1964 to 1982, he worked as Vice President of First Pennsylvania Bank, N.A.

   HAROLD E. SUSSMAN is currently retired. From 1972 until December 31, 2002, Mr. Sussman was a partner in the real estate firm of Colliers, L&A, a major commercial and industrial real estate brokerage and management firm in the Delaware Valley, Fort Lauderdale and Miami, Florida.

EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS

   BEVERLY SANTILLI is our First Executive Vice President, a position she has held since September 1998. Mrs. Santilli has held a variety of positions including Executive Vice President, Vice President and Secretary. Mrs. Santilli is also the President of American Business Credit, Inc. Mrs. Santilli is responsible for all sales, marketing and the day-to-day operation of American Business Credit, Inc. Mrs. Santilli is also responsible for our human resources and those of our subsidiaries. Prior to joining American Business Credit, Inc. and from September 1984 to November 1987, Mrs. Santilli was affiliated with PSFS initially as an Account Executive and later as a Commercial Lending Officer with that bank's Private Banking Group. Mrs. Santilli is the wife of Anthony J. Santilli.

   JEFFREY M. RUBEN is our Executive Vice President, a position he has held since September 1998. Mr. Ruben was our general counsel from April 1992 to April 2001. He is also Executive Vice President of some of our subsidiaries, positions he has held since April 1992. Mr. Ruben is responsible for the loan servicing and collections departments, the asset allocation unit and the legal department. Mr. Ruben served as Vice President from April 1992 to 1995 and Senior Vice President from 1995 to 1998. From June 1990 until he joined us in April 1992, Mr. Ruben was an attorney with the law firm of Klehr, Harrison, Harvey, Branzburg & Ellers in Philadelphia, Pennsylvania. From December 1987 until June 1990, Mr. Ruben was employed as a credit analyst with the CIT Group Equipment Financing, Inc. Mr. Ruben is a member of the Pennsylvania and New Jersey Bar Associations. Mr. Ruben holds a New Jersey Mortgage Banker License and a New Jersey Secondary Mortgage Banker License.

   ALBERT W. MANDIA is our Executive Vice President and Chief Financial Officer, positions he has held since June 1998 and October 1998, respectively. Mr. Mandia is responsible for all financial, treasury, information systems, facilities and investor relations functions. Mr. Mandia also has responsibility for American Business Mortgage Services Broker Division. From 1974 to 1998, Mr. Mandia was associated with CoreStates Financial Corp. where he last held the position of Chief Financial Officer from February 1997 to April 1998.

   MILTON RISEMAN is our Chairman of our Consumer Mortgage Group. Mr. Riseman has held that position from the time he joined us in June 1999. Mr. Riseman resigned and served as our consultant from July 2, 2003 until November 24, 2003. On November 24, 2003, Mr. Riseman rejoined us as Chairman of our Consumer Mortgage Group. As Chairman of the Consumer Mortgage Group, Mr. Riseman is responsible for the sales, marketing and day-to-day management of Upland Mortgage's retail operation and he held supervisory responsibility for the Bank Alliance Services program. From February 1994 until he joined us, Mr. Riseman served as President of Advanta Mortgage. Mr. Riseman joined Advanta in 1992 as Senior Vice President, Administration. From 1965 until 1992, Mr. Riseman served in various capacities at Citicorp, including serving as President of Citicorp Acceptance Corp. from 1986 to 1992.

   STEPHEN M. GIROUX is our Executive Vice President, General Counsel and Secretary. Mr. Giroux was promoted to Executive Vice President and Secretary in November 2003. Mr. Giroux was our Senior Vice President and General Counsel from April 2001 to November 2003. Mr. Giroux joined us in September 1999 as Senior Vice President and Deputy General Counsel. Prior to such time, he was a partner with the law firm of Weir & Partners, LLC, Philadelphia, Pennsylvania from 1998 to 1999. From 1977 to 1998, Mr. Giroux was Senior Vice President and Lead Counsel for Corestates Financial Corp., Philadelphia, Pennsylvania.

   BARRY EPSTEIN is our Managing Director of the National Wholesale Residential Mortgage Division, a position he has held since December 2003. Mr. Epstein is responsible for the sales, marketing and day-to-day management of our broker origination channel. From October 2003 to December 2003, Mr. Epstein was Chief Operating Officer of Rekaren, Incorporated, a mortgage loan broker. Mr.
Epstein was Managing Director and a director of Approved FSB, a federally chartered savings bank, from 2000 to 2002. From 1998 through 2000, he was a consultant with Lincolnshire Management, Inc., an equity fund manager. Mr. Epstein was Senior Vice President of Ocwen Financial Services, a subsidiary of Ocwen Federal Bank of West Palm Beach, Florida, from 1996 to 1998.

                             PRINCIPAL STOCKHOLDERS


   The following table sets forth certain information regarding the beneficial ownership of our common stock and the Series A preferred stock as of May 28, 2004 and June 8, 2004 (except as described below in footnotes 1 and 2) by each person known to be the beneficial owner of five percent or more of our common stock, by each of our directors and executive officers whose compensation exceeded $100,000 during fiscal 2003, and by all directors and executive officers as a group. As of May 28, 2004 and June 8, 2004, 3,283,742 shares of common stock and 3,598,342 shares of our common stock, respectively, were outstanding and 61,810,889 shares of the Series A preferred stock were outstanding. Unless otherwise specified, all persons listed below have sole voting and investment power with respect to their shares. The business address of our officers and directors is our address.


                                                                      AMOUNT AND                         AMOUNT AND
                                                                       NATURE OF                          NATURE OF
                                                                      BENEFICIAL                         BENEFICIAL
      NAME, POSITION AND ADDRESS                                     OWNERSHIP  (1)     PERCENTAGE      OWNERSHIP  (1)    PERCENTAGE
        OF BENEFICIAL OWNER                      TITLE OF CLASS    AS OF MAY 28, 2004    OF CLASS     AS OF JUNE 8, 2004   OF CLASS
--------------------------------------         ------------------  ------------------   ------------  ------------------  ----------
Dimensional Fund Advisors Inc.                 Common Stock               163,623(2)        4.9%             179,985(2)        5.0%
1299 Ocean Avenue - 11th Floor
Santa Monica, CA 90401

Anthony J. Santilli, Chairman, President,      Common Stock             1,194,142(3) (4)   35.5%           1,263,552(3) (4)   34.3%
Chief Executive Officer, Chief Operating
Officer and Director, and
Beverly Santilli, President of American        Series A Preferred           9,382(15)         *                9,382(15)         *
Business Credit, Inc. and First Executive      Stock
Vice President of the Company

Michael R. DeLuca, Director                    Common Stock               218,935(5)        6.6%             240,827(5)        6.6%

Harold E. Sussman, Director                    Common Stock               104,181(6)        3.1%             119,311(6)        3.3%

Leonard Becker, Director                       Common Stock               158,944(7)        4.8%             174,838(7)        4.8%

Jerome Miller, Director                        Common Stock                31,169(8)          *               34,285(8)          *
                                               Series A Preferred          30,164(15)         *               30,164(15)         *
                                               Stock

Warren E. Palitz, Director                     Common Stock                12,500(9)          *               13,750(9)          *

Joseph Pignotti, Director                      Common Stock                    --             *                   --             *

Jeffrey M. Ruben                               Common Stock                72,241(10)       2.2%              79,462(10)       2.2%
Executive Vice President

Albert W. Mandia                               Common Stock                56,725(11)       1.7%              59,062(11)       1.6%
Executive Vice President
and Chief Financial Officer

Milton Riseman
Chairman of Consumer                           Common Stock                 3,608(12)         *                3,968(12)         *
Mortgage Group

Barry Epstein                                  Common Stock               200,000(13)       6.1%             220,000(13)       6.1%
Managing Director of the
National Wholesale Residential
Mortgage Division

Stephen M. Giroux                              Common Stock                 5,983(14)         *                6,579(14)         *
Executive Vice President,
General Counsel
and Secretary

All executive officers and directors           Common Stock             2,058,428(16)      57.4%           2,215,634(16)      56.4%
 as a group (13 persons)
                                               Series A Preferred
                                               Stock                       39,546(15)         *               39,546(15)         *


---------------
*    Less than 1%.

(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the SEC. Accordingly, they may include securities owned by or for, among others, the wife and/or minor children or the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days of the date of this table. Beneficial ownership may be disclaimed as to certain of the securities. The share numbers in the table may, as indicated in the appropriate footnotes, include shares held in our 401(k) Plan. The number of shares held in our 401(k) Plan is based on the value of the units held as of the last 401(k) Plan statement dated March 31, 2004 divided by the closing price of our common stock as reported on the NASDAQ National Market System for March 31, 2004. The number of shares in the column "Amount and Nature of Beneficial Ownership as of June 8, 2004" has been adjusted to reflect the 10% stock dividend distributed as of June 8, 2004.

(2) Reflects the information provided by Dimensional Fund Advisors Inc. as of May 31, 2004. In an Amendment to Schedule 13G filed on February 6, 2004, Dimensional Fund Advisors Inc., as investment advisor to four investment companies and as investment manager to other commingled group trusts and separate accounts, reported sole voting and dispositive power over 156,901 shares of common stock. In this Amendment to Schedule 13G, Dimensional Fund Advisors Inc. disclaimed beneficial ownership with respect to these shares of common stock.

(3) As of May 28, 2004, includes 1,092,956 shares of common stock held directly by Mr. and Mrs. Santilli as joint tenants with right of survivorship, 3,234 shares of common stock held through our 401(k) Plan and 16,945 shares held in trust by Mr. Santilli, Mrs. Santilli and Raymond Bucceroni for the benefit of Luc Armon Santilli, Mr. and Mrs. Santilli's child.

     As of June 8, 2004, includes 1,152,251 shares of common stock held directly by Mr. and Mrs. Santilli as joint tenants with right of survivorship, 3,557 shares of common stock held through our 401(k) Plan and 18,639 shares held in trust by Mr. Santilli, Mrs. Santilli and Raymond Bucceroni for the benefit of Luc Armon Santilli, Mr. and Mrs. Santilli's child.

(4) As of May 28, 2004, includes options to purchase 47,037 shares of common stock awarded to Mr. Santilli pursuant to our stock option plans, all of which are exercisable within 60 days of the date of this table. As of May 28, 2004, includes options to purchase 33,970 shares of common stock awarded to Mrs. Santilli pursuant to our stock option plans, which are exercisable within 60 days of the date of this table. As of May 28, 2004, excludes options to purchase 4,840 shares of common stock which are not exercisable within 60 days of the date of this table.

     As of June 8, 2004, includes options to purchase 51,740 shares of common stock awarded to Mr. Santilli pursuant to our stock option plans, all of which are exercisable within 60 days of the date of this table. As of June 8, 2004, includes options to purchase 37,365 shares of common stock awarded to Mrs. Santilli pursuant to our stock option plans, which are exercisable within 60 days of the date of this table. As of June 8, 2004, excludes options to purchase 5,324 shares of common stock which are not exercisable within 60 days of the date of this table.

(5) As of May 28, 2004, includes 171,898 shares of common stock held by the DeLuca Family Partnership, L.P. over which Mr. DeLuca holds voting and/or dispositive power and options to purchase 47,037 shares of common stock awarded pursuant to our stock option plans, which are exercisable within 60 days of the date of this table.

     As of June 8, 2004, includes 189,087 shares of common stock held by the DeLuca Family Partnership, L.P. over which Mr. DeLuca holds voting and/or dispositive power and options to purchase 51,740 shares of common stock awarded pursuant to our stock option plans, which are exercisable within 60 days of the date of this table.

(6) As of May 28, 2004, includes 10,006 shares of common stock held by Mr. and Mrs. Sussman as joint tenants with right of survivorship, 47,138 shares of common stock held by Mr. Sussman's spouse and options to purchase 47,037 shares of common stock awarded pursuant to our stock option plans, which are exercisable within 60 days of the date of this table.

     As of June 8, 2004, includes 4,714 shares of common stock held directly by Mr. Sussman, 11,006 shares of common stock held by Mr. and Mrs. Sussman as joint tenants with right of survivorship, 51,851 shares of common stock held by Mr. Sussman's spouse and options to purchase 51,740 shares of common stock awarded pursuant to our stock option plans, which are exercisable within 60 days of the date of this table.

(7) As of May 28, 2004, includes 14,492 shares of common stock held directly, 126,000 shares of common stock held jointly by Mr. and Mrs. Becker and options to purchase 18,452 shares of common stock awarded pursuant to our stock option plans, which are exercisable within 60 days of the date of this table.

     As of June 8, 2004, includes 15,941 shares of common stock held directly, 138,600 shares of common stock held jointly by Mr. and Mrs. Becker and options to purchase 20,297 shares of common stock awarded pursuant to our stock option plans, which are exercisable within 60 days of the date of this table.

(8) As of May 28, 2004, includes 20,169 shares of common stock held directly and options to purchase 11,000 shares of common stock awarded pursuant to our stock option plans, which are exercisable within 60 days of the date of this table.

     As of June 8, 2004, includes 22,185 shares of common stock held directly and options to purchase 12,100 shares of common stock awarded pursuant to our stock option plans, which are exercisable within 60 days of the date of this table.

(9)  All shares held directly.

(10) As of May 28, 2004, includes 13,566 shares of common stock held directly, 10,185 shares of common stock held through our 401(k) Plan, and options to purchase 48,490 shares of common stock awarded to Mr. Ruben pursuant to our stock option plans, which are exercisable within 60 days of the date of this table. As of May 28, 2004, excludes options to purchase 14,520 shares of common stock, which are not exercisable within 60 days of the date of this table.

     As of June 8, 2004, includes 14,922 shares of common stock held directly, 11,203 shares of common stock held through our 401(k) Plan, and options to purchase 53,337 shares of common stock awarded to Mr. Ruben pursuant to our stock option plans, which are exercisable within 60 days of the date of this table. As of June 8, 2004, excludes options to purchase 15,972 shares of common stock, which are not exercisable within 60 days of the date of this table.

(11) As of May 28, 2004, includes 9,076 shares of common stock held directly, 1,889 shares of common stock held through our 401(k) Plan, and options to purchase 45,760 shares of our common stock awarded to Mr. Mandia pursuant to our stock option plans, which are exercisable within 60 days of the date of this table. As of May 28, 2004, excludes options to purchase 14,520 shares of our common stock, which are not exercisable within 60 days of the date of this table.

     As of June 8, 2004, includes 9,983 shares of common stock held directly, 2,077 shares of common stock held through our 401(k) Plan, and options to purchase 47,002 shares of our common stock awarded to Mr. Mandia pursuant to our stock option plans, which are exercisable within 60 days of the date of this table. As of June 8, 2004, excludes options to purchase 15,812 shares of our common stock, which are not exercisable within 60 days of the date of this table.

(12) As of May 28, 2004, includes 3,608 shares of common stock held directly and excludes options to purchase 50,000 shares of common stock which are not exercisable within 60 days of the date of this table.

     As of June 8, 2004, includes 3,968 shares of common stock held directly and excludes options to purchase 55,000 shares of common stock which are not exercisable within 60 days of the date of this table.

(13) Represents restricted shares of common stock awarded to Mr. Epstein as an inducement to his employment with us.

(14) As of May 28, 2004, includes 1,217 shares of common stock held directly, 1,246 shares of common stock held through our 401(k) Plan, and options to purchase 3,520 shares of common stock awarded to Mr. Giroux pursuant to our stock option plans which are exercisable within 60 days of the date of this table. As of May 28, 2004, excludes options to purchase 2,255 shares of common stock which are not exercisable within 60 days of the date of this table.

     As of June 8, 2004, includes 1,338 shares of common stock held directly, 1,370 shares of common stock held through our 401(k) Plan, and options to purchase 3,871 shares of common stock awarded to Mr. Giroux pursuant to our stock option plans which are exercisable within 60 days of the date of this table. As of June 8, 2004, excludes options to purchase 2,481 shares of common stock which are not exercisable within 60 days of the date of this table.

(15) Excludes common stock issuable upon the conversion of the Series A preferred stock because the Series A preferred stock is not convertible within 60 days of the date of this table.

(16) As of May 28, 2004, includes options to purchase 302,303 shares of common stock awarded to our directors and executive officers pursuant to our stock option plans which are exercisable within 60 days of the date of this table. As of May 28, 2004, excludes options to purchase 86,135 shares of common stock awarded to our directors and executive officers pursuant to our stock option plans which are not exercisable within 60 days of the date of this table.

     As of June 8, 2004, includes options to purchase 329,192 shares of common stock awarded to our directors and executive officers pursuant to our stock option plans which are exercisable within 60 days of the date of this table. As of June 8, 2004, excludes options to purchase 94,589 shares of common stock awarded to our directors and executive officers pursuant to our stock option plans which are not exercisable within 60 days of the date of this table.

            MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS


   Our common stock is currently traded on the NASDAQ National Market System under the symbol "ABFI." Our common stock began trading on the NASDAQ National Market System on February 14, 1997. The following table sets forth the high and low sales prices of our common stock for the periods indicated.


                            QUARTER ENDED                         HIGH      LOW
        -----------------------------------------------------    ------   ------
       September 30, 2001 ...................................    $14.33   $ 9.71
       December 31, 2001 ....................................     19.98    13.32
       March 31, 2002 .......................................     15.90     7.42
       June 30, 2002 ........................................     13.05     7.95
       September 30, 2002 ...................................     14.42     5.78
       December 31, 2002 ....................................     11.52     8.81
       March 31, 2003 .......................................     13.56     9.14
       June 30, 2003 ........................................     11.55     5.77
       September 30, 2003 ...................................      7.25     4.00
       December 31, 2003 ....................................      6.62     2.83
       March 31, 2004 .......................................      4.09     2.73
       June 30, 2004 (through June 21, 2004) ................      5.60     2.97


   On June 21, 2004, the closing price of the common stock on the NASDAQ National Market System was $4.83.

   On April 1, 2004, we received a notice from the NASDAQ Stock Market that we were not in compliance with the requirement for continued listing of our common stock on the NASDAQ National Market System on the basis that we have not met the requirement that the minimum market value of our publicly held shares equal at least $5.0 million. Our non-compliance with this requirement is the result of recent declines in the price of our common stock, which we believe is partially the result of an extremely large short position in our stock and manipulation aimed at depressing the bid price utilized to calculate this requirement. Under NASDAQ rules, we have 90 days, or until June 28, 2004, to become compliant with this requirement for a period of 10 consecutive trading days. On June 15, 2004, we advised the NASDAQ Stock Market that we had been in compliance with this requirement for 10 consecutive trading days. We believe we are currently in compliance with the NASDAQ Stock Market continued listing requirements. The continued listing of our common stock on the NASDAQ Stock Market is subject to risks and uncertainties. See "Risk Factors" for a discussion of these risks and the consequences of our inability to maintain the listing.

   As of June 8, 2004, there were 1,090 record holders and approximately 2,614 beneficial holders of our common stock. As of June 8, 2004, 3,598,342 shares of our common stock were outstanding.

   On May 13, 2004, our board of directors declared a 10% common stock dividend payable to common stockholders of record as of May 25, 2004. The dividend is payable on June 8, 2004. Accordingly, we adjusted all outstanding common shares, earnings per common share and average common share amounts presented in this document to reflect the effect of this stock dividend.

   During the first quarter of fiscal 2004, we suspended paying quarterly cash dividends on our common stock. During the fiscal year ended June 30, 2003, we paid dividends of $0.291 per share on our common stock for an aggregate dividend payment of $0.9 million. During the fiscal year ended June 30, 2002, we paid dividends of $0.255 per share on our common stock for an aggregate dividend payment of $0.8 million.

   On August 21, 2002, the Board of Directors declared a 10% stock dividend on our common stock which was paid on September 13, 2002 to shareholders of record as of September 3, 2002. On October 1, 2001, the Board of Directors declared a 10% stock dividend on our common stock which was paid on November 5, 2001 to shareholders of record as of October 22, 2001. All cash dividends on our common stock reported above have been adjusted to reflect all stock dividends.

   The payment of dividends on our common stock in the future is at the sole discretion of our Board of Directors and will depend upon, among other things, our earnings, capital requirements and financial condition, as well as other relevant factors.

   During the third quarter of fiscal 2004, we declared the following dividends on our Series A preferred stock (in thousands, except per share)

                                                             PREFERRED       TOTAL
                                                            DIVIDEND PER   PREFERRED
     FOR THE MONTH ENDED                                       SHARE       DIVIDENDS
     --------------------------------------------------     ------------   ---------
     January 31, 2004 ...................................     $0.008334       $  323
     February 29, 2004 ..................................      0.008334          514
     March 31, 2004 .....................................      0.008334          515
                                                                              ------
                                                                              $1,352
                                                                              ======


   As a Delaware corporation, we may not declare and pay dividends on capital stock if the amount paid exceeds an amount equal to the surplus which represents the excess of our net assets over paid-in-capital or, if there is no surplus, our net profits for the current and/or immediately preceding fiscal year. Dividends cannot be paid from our net profits unless the paid-in-capital represented by the issued and outstanding stock having a preference upon the distribution of our assets at the market value is intact. Under applicable Delaware case law, dividends may not be paid on our Series A preferred stock or common stock if we become insolvent or the payment of the dividend will render us insolvent.

   On February 11, 2003, the Board of Directors issued 2,000 shares (2,200 shares after the effect of stock dividends) of common stock to each of Warren
E. Palitz and Jeffrey S. Steinberg, our former director, in consideration for their board service. On April 2, 2001, we issued 2,500 shares (3,025 shares after the effect of stock dividends) to our former director, Richard Kaufman as a result of services rendered in connection with the stock repurchase program. These issuances were exempt from registration under the Securities Act of 1933, as amended, referred to as the Securities Act in this document.

   As of December 24, 2003, we issued a convertible non-negotiable promissory note; referred to as the note in this document, in the principal amount of $475,000 to Rekaren, Incorporated, a California corporation referred to as Rekaren in this document, as partial consideration for the purchase of certain assets of Rekaren. At any time on or after December 24, 2004 and before January 31, 2005, the outstanding principal balance of, and accrued interest under, the note is convertible, at the holder's option, into the number of shares of our common stock determined by dividing the aggregate principal amount of the note by the conversion price of $5.00 per share (the conversion price is subject to adjustments in case of a stock split, combination, reclassification or other similar event effected by us with respect to the common stock). We issued the note in reliance on the exemption from registration under Section 4(2) of the Securities Act based upon a determination that the investor was sophisticated, had access to, and was provided with, information that would otherwise be contained in a registration statement and there was no general solicitation.

   As of December 24, 2003, we issued 200,000 shares (220,000 shares after the effect of stock dividends) of common stock to Barry Epstein, the newly hired experienced industry professional to head the National Wholesale Residential Mortgage Division, as an inducement material to his employment with us pursuant to the employment agreement and restricted stock agreement by and between us and Mr. Epstein, dated December 24, 2003. We issued the foregoing shares in reliance on the exemption from registration under Section 4(2) of the Securities Act based upon a determination that the security was issued to a sophisticated investor who had access to, and was provided with, information that would otherwise be contained in a registration statement and there was no general solicitation.

   As of February 6, 2004, in connection with the first exchange offer, we issued $55.4 million in the aggregate principal amount of senior collateralized subordinated notes and 61.8 million shares of Series A preferred stock in exchange for $117.2 million in the aggregate principal amount of subordinated debentures issued prior to April 1, 2003. We issued the foregoing senior collateralized subordinated notes and shares of the Series A preferred stock in reliance on the exemption from the registration under Section 3(a)(9) of the Securities Act. See "Management's Discussion and Analysis of Financial Condition and Results of Operations

-- Liquidity and Capital Resources -- Terms of the Series A Preferred Stock" for a description of the terms of the conversion of the Series A preferred stock into our common stock.

   We believe that the first exchange offer met all of the requirements of the exemption provided by Section 3(a)(9) of the Securities Act because (i) we were the issuer of both (a) the senior collateralized subordinated notes and the Series preferred stock issued in the first exchange offer and (b) the subordinated debentures exchanged; (ii) the first exchange offer involved an exchange exclusively with our existing security holders and did not involve any new consideration being paid by security holders; and (iii) we did not pay, and do not intend to pay, any compensation for soliciting holders of investment notes to participate in the first exchange offer.

   As of June 11, 2004, we issued a convertible non-negotiable promissory note, referred to as the ESI note in this document, in the principal amount of $650,000 to ESI Mortgage, LP, a Texas limited partnership referred to as ESI Mortgage in this document, as partial consideration for the purchase of certain assets of ESI Mortgage. The outstanding principal balance of the ESI note is convertible, at the holder's option, into the number of shares of our common stock determined by a formula set forth in the ESI note. We issued the ESI note in reliance on the exemption from registration under Section 4(2) of the Securities Act based upon a determination that the investor was sophisticated, had access to, and was provided with, information that would otherwise be contained in a registration statement and there was no general solicitation.

                              PLAN OF DISTRIBUTION


   We do not currently use a broker-dealer or an agent to assist in the sales of the subordinated debentures. We may employ the services of a National Association of Securities Dealers, Inc. member broker-dealer in the future for purposes of offering the subordinated debentures on a "best-efforts" or agency basis. If an agreement concerning the use of the services of any broker-dealer is reached, we may pay the broker-dealer a commission, which we estimate will range from .5% to 10% of the sale price of any subordinated debentures sold through the broker-dealer, depending on numerous factors. We may also agree to indemnify the broker-dealer against specific liabilities, including liabilities under the Securities Act and to reimburse the broker-dealer for its costs and expenses, up to a maximum to be determined, based upon the total dollar value of the subordinated debentures sold. We will otherwise offer the subordinated debentures through our employees in accordance with Rule 3a4-1 under the Exchange Act.

   We may reject any order, in whole or in part, for any reason. Your order is irrevocable upon receipt by us. In the event your order is not accepted, we will promptly refund your funds, without deduction of any costs and without interest. We expect that orders will be refunded within two business days after receipt. Once your order has been accepted, the applicable order funds will be promptly deposited in our account. We will send a receipt to you as soon as practicable after acceptance of your order. No minimum number of subordinated debentures must be sold in the offering. You will not know at the time of order whether we will be successful in completing the sale of any or all of the subordinated debentures being offered. We reserve the right to withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, orders previously received will be irrevocable and no funds will be refunded.

   We may from time to time offer investment incentives to investors. These incentives could take the form of merchandise, travel, accommodations, or other goods or services which would be awarded to investors who satisfy total investment, length of investment or other criteria. There are no specific incentive programs in place on the date of this prospectus. Any specific incentive program would be disclosed in a prospectus supplement. Investors must consider that they will recognize income for income tax purposes based upon the value of any incentive received.

                                 LEGAL MATTERS

   Blank Rome LLP, a Pennsylvania limited liability partnership, Philadelphia, Pennsylvania, delivered an opinion stating that the subordinated debentures when issued as contemplated by this prospectus will be binding obligations.

                                    EXPERTS

   The financial statements included and incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere in this prospectus and incorporated in this prospectus by reference, and are included and incorporated in this prospectus in reliance upon that report given upon the authority of BDO Seidman, LLP as experts in auditing and accounting.

                             CHANGE IN ACCOUNTANTS

   On August 2, 2001, Ernst & Young LLP resigned as our independent accountants. Ernst & Young LLP had been engaged as our auditor on May 17, 2001, replacing BDO Seidman, LLP. During the period of engagement through August 2, 2001, Ernst & Young LLP did not issue any reports on our financial statements.

   During fiscal 2001 and the subsequent interim period through August 2, 2001, we did not have any disagreements with Ernst & Young LLP, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make a reference to the subject matter of the disagreements in connection with its report. During fiscal 2001 and the subsequent interim period through August 2, 2001, none of the events described in Regulation S-K Item 304 (a)(1)(v) occurred.

   Our Board of Directors approved the reengagement of BDO Seidman, LLP as our independent accountants effective August 8, 2001. BDO Seidman, LLP acted as our independent accountants during the two-year period ended June 30, 2000 and interim period from July 1, 2000 through May 17, 2001. During the two years ended June 30, 2000 and the subsequent interim period through May 17, 2001, we consulted with BDO Seidman, LLP regarding the application of accounting principles in the normal course of BDO Seidman, LLP's engagement as our independent auditors. BDO Seidman, LLP issued reports on our financial statements during the two-year period ended June 30, 2000. The reports of BDO Seidman, LLP on our financial statements during the two-year period ended June 30, 2000 did not contain an adverse opinion, or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

   During the two-year period ended June 30, 2000, and interim period from July 1, 2000 through May 17, 2001, we did not have any disagreements with BDO Seidman, LLP, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO Seidman, LLP, would have caused it to make a reference to the subject matter of the disagreements in connection with its report.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                                       Page
                                                                                                       ----
UNAUDITED QUARTERLY FINANCIAL INFORMATION:
Consolidated Balance Sheets as of March 31, 2004 and June 30, 2003 .................................    F-2
Consolidated Statements of Income for the nine months ended March 31, 2004 and 2003.................    F-3
Consolidated Statement of Stockholders' Equity for the nine months ended March 31, 2004.............    F-4
Consolidated Statements of Cash Flow for the nine months ended March 31, 2004 and 2003..............    F-5
Notes to Unaudited Consolidated Financial Statements ...............................................    F-7

AUDITED ANNUAL FINANCIAL INFORMATION:
Report of Independent Certified Public Accountants .................................................   F-35
Consolidated Balance Sheets as of June 30, 2003 and 2002 ...........................................   F-36
Consolidated Statements of Income for the years ended June 30, 2003, 2002 and 2001..................   F-37
Consolidated Statements of Stockholders' Equity for the years ended June 30, 2003, 2002 and 2001....   F-38
Consolidated Statements of Cash Flow for the years ended June 30, 2003, 2002 and 2001...............   F-39
Notes to Consolidated Financial Statements .........................................................   F-41

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                         (dollar amounts in thousands)



                                                                                          March 31,     June 30,
                                                                                             2004         2003
                                                                                         -----------   ----------
                                                                                         (Unaudited)     (Note)
ASSETS
Cash and cash equivalents (includes restricted cash of $15,197 at March 31, 2004
  and $16,988 at June 30, 2003)......................................................    $ 31,375     $   47,475
Loan and lease receivables, net
 Available for sale .................................................................     121,518        271,402
 Interest and fees ..................................................................      20,655         15,179
 Other ..............................................................................      36,362         23,761
Interest-only strips (includes the fair value of over-collateralization related cash
 flows of $239,567 at March 31, 2004 and $279,245 at June 30, 2003)..................     496,709        598,278
Servicing rights ....................................................................      82,823        119,291
Receivable for sold loans ...........................................................          --         26,734
Prepaid expenses ....................................................................      15,438          3,477
Property and equipment, net .........................................................      26,180         23,302
Deferred income tax asset ...........................................................      38,581             --
Other assets ........................................................................      28,578         30,452
                                                                                         --------     ----------
Total assets ........................................................................    $898,219     $1,159,351
                                                                                         ========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Subordinated debentures .............................................................    $585,797     $  719,540
Senior collateralized subordinated notes ............................................      55,420             --
Warehouse lines and other notes payable .............................................      86,644        212,916
Accrued interest payable ............................................................      37,571         45,448
Accounts payable and other accrued expenses .........................................      32,687         30,352
Deferred income tax liability .......................................................          --         17,036
Other liabilities ...................................................................      89,936         91,990
                                                                                         --------     ----------
Total liabilities ...................................................................     888,055      1,117,282
                                                                                         --------     ----------
STOCKHOLDERS' EQUITY
Preferred stock, par value $.001, liquidation preference of $1.00 per share plus accrued and unpaid dividends to the date of liquidation,  authorized shares,
  203,000,000 at March 31, 2004 and 3,000,000 at June 30, 2003; Issued:
  61,807,088 shares of Series A at March 31, 2004....................................          62             --

Common stock, par value $.001, authorized shares, 209,000,000 at March 31, 2004 and 9,000,000 at June 30, 2003; Issued: 3,653,165 shares at March 31, 2004 and
  June 30, 2003 (including treasury shares of 191,673 at March 31, 2004 and
  411,584 at June 30, 2003)..........................................................           4              4

Additional paid-in capital ..........................................................      84,035         23,985
Accumulated other comprehensive income ..............................................       5,017         14,540
Unearned compensation ...............................................................        (760)            --
Retained earnings (deficit) .........................................................     (71,168)        13,104
Treasury stock, at cost .............................................................      (6,426)        (8,964)
                                                                                         --------     ----------
                                                                                           10,764         42,669
Note receivable .....................................................................        (600)          (600)
                                                                                         --------     ----------
Total stockholders' equity ..........................................................      10,164         42,069
                                                                                         --------     ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ..........................................    $898,219     $1,159,351
                                                                                         ========     ==========

---------------
Note: The balance sheet at June 30, 2003 has been derived from the audited financial statements at that date.

          See accompanying notes to consolidated financial statements.


                                     AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                                                  CONSOLIDATED STATEMENTS OF INCOME
                                        (dollar amounts in thousands, except per share data)
                                                             (unaudited)



                                                                                         THREE MONTHS ENDED       NINE MONTHS ENDED
                                                                                              MARCH 31,               MARCH 31,
                                                                                        -------------------    --------------------
                                                                                          2004        2003        2004       2003
                                                                                        --------    -------    ---------   --------
REVENUES
Gain on sale of loans:
 Securitizations ....................................................................   $     --    $54,504    $  15,107   $170,394
 Whole loan sales ...................................................................      7,208         (4)      10,207         29
Interest and fees ...................................................................      4,870      4,665       11,690     13,393
Interest accretion on interest-only strips ..........................................      9,605     12,114       30,942     34,361
Servicing income ....................................................................      1,283        486        3,810      2,667
Other income ........................................................................        478          1          480          7
                                                                                        --------    -------    ---------   --------
Total revenues ......................................................................     23,444     71,766       72,236    220,851
                                                                                        --------    -------    ---------   --------
EXPENSES
Interest ............................................................................     16,901     16,824       50,369     51,057
Provision for credit losses .........................................................      4,876      1,718       12,846      4,692
Employee related costs ..............................................................     11,175      9,418       36,826     29,965
Sales and marketing .................................................................      4,590      6,963       10,524     20,136
Trading (gains) and losses ..........................................................     (1,745)       782       (6,815)     5,257
General and administrative ..........................................................     23,256     25,375       63,736     69,633
Securitization assets valuation adjustment ..........................................     15,085     10,657       37,848     33,303
                                                                                        --------    -------    ---------   --------
Total expenses ......................................................................     74,138     71,737      205,334    214,043
                                                                                        --------    -------    ---------   --------
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES (BENEFIT) ...........................    (50,694)        29     (133,098)     6,808
Provision for income taxes (benefit) ................................................    (19,263)      (192)     (50,577)     2,655
                                                                                        --------    -------    ---------   --------
INCOME (LOSS) BEFORE DIVIDENDS ON PREFERRED STOCK ...................................    (31,431)       221      (82,521)     4,153
Dividends on Preferred Stock ........................................................      1,751         --        1,751         --
                                                                                        --------    -------    ---------   --------
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCK ......................................   $(33,182)   $   221    $ (84,272)  $  4,153
                                                                                        ========    =======    =========   ========

EARNINGS (LOSS) PER COMMON SHARE:
 Basic ..............................................................................   $  (9.57)   $  0.06    $  (25.26)  $   1.30
                                                                                        ========    =======    =========   ========
 Diluted ............................................................................   $  (9.57)   $  0.05    $  (25.26)  $   1.24
                                                                                        ========    =======    =========   ========
AVERAGE COMMON SHARES:
 Basic ..............................................................................      3,500      3,235        3,336      3,200
                                                                                        ========    =======    =========   ========
 Diluted ............................................................................      3,500      3,413        3,336      3,347
                                                                                        ========    =======    =========   ========





          See accompanying notes to consolidated financial statements.

                               AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                                      CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                         FOR THE NINE MONTHS ENDED MARCH 31, 2004
                                                  (amounts in thousands)
                                                       (unaudited)




                                                PREFERRED STOCK           COMMON STOCK
                                              --------------------    --------------------                  ACCUMULATED
                                              NUMBER OF               NUMBER OF              ADDITIONAL        OTHER
                                                SHARES                  SHARES                 PAID-IN     COMPREHENSIVE
                                             OUTSTANDING    AMOUNT   OUTSTANDING    AMOUNT     CAPITAL        INCOME
                                             -----------    ------   -----------    ------   ----------    -------------

Balance June 30, 2003 ....................          --       $--        3,242        $ 4       $23,985        $14,540
Issuance of preferred stock ..............      61,807        62           --         --        61,428             --
Issuance of restricted common stock ......          --        --          220         --        (1,778)            --

Cash dividends declared on preferred
  stock ($0.025 per share)................          --        --           --         --            --             --
Amortization of beneficial conversion
  feature.................................          --        --           --         --           400             --
Comprehensive income:
 Net loss                                           --        --           --         --            --             --
 Net unrealized loss on interest-only
  strips..................................          --        --           --         --            --         (9,523)
                                                ------       ---        -----        ---       -------        -------
Total comprehensive loss .................          --        --           --                       --         (9,523)
                                                ------       ---        -----        ---       -------        -------

BALANCE MARCH 31, 2004 ...................      61,807       $62        3,462        $ 4       $84,035        $ 5,017
                                                ======       ===        =====        ===       =======        =======


                                                             RETAINED                                 TOTAL
                                               UNEARNED      EARNINGS    TREASURY       NOTE      STOCKHOLDERS
                                             COMPENSATION    (DEFICIT)     STOCK     RECEIVABLE      EQUITY
                                             ------------    ---------   --------    ----------   ------------
Balance June 30, 2003 ....................       $  --       $ 13,104     $(8,964)     $(600)       $ 42,069
Issuance of preferred stock ..............          --             --          --         --          61,490
Issuance of restricted common stock ......        (760)            --       2,538         --              --
Cash dividends declared on preferred
  stock ($0.025 per share)................          --         (1,351)         --         --          (1,351)
Amortization of beneficial conversion
  feature.................................          --           (400)         --         --              --
Comprehensive income:
 Net loss                                           --        (82,521)         --         --         (82,521)
 Net unrealized loss on interest-only
  strips..................................          --             --          --         --          (9,523)
                                                 -----       --------     -------      -----        --------
Total comprehensive loss .................          --        (82,521)         --         --         (92,044)
                                                 -----       --------     -------      -----        --------

BALANCE MARCH 31, 2004 ...................       $(760)      $(71,168)    $(6,426)     $(600)       $ 10,164
                                                 =====       ========     =======      =====        ========





          See accompanying notes to consolidated financial statements.

                           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF CASH FLOW
                                          (dollar amounts in thousands)
                                                   (unaudited)


                                                                                            NINE MONTHS ENDED
                                                                                                MARCH 31,
                                                                                         -----------------------
                                                                                            2004         2003
                                                                                         ---------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                                        $ (82,521)  $     4,153
Adjustments to reconcile net income to net cash used in operating activities:
 Gain on sale of loans  .............................................................      (25,314)     (170,423)
 Depreciation and amortization ......................................................       38,545        38,085
 Interest accretion on interest-only strips .........................................      (30,942)      (34,361)
 Securitization assets valuation adjustment .........................................       37,848        33,303
 Provision for credit losses ........................................................       12,846         4,692
Loans originated for sale ...........................................................     (535,335)   (1,226,712)
Proceeds from sale of loans .........................................................      678,062     1,208,940
Principal payments on loans and leases ..............................................       23,293        14,626
Increase in accrued interest and fees on loan and lease receivables..................       (5,476)       (1,862)
Purchase of initial overcollateralization on securitized loans.......................           --        (3,800)
Required purchase of additional overcollateralization on securitized loans...........      (21,826)      (53,496)
Cash flow from interest-only strips .................................................      133,587       109,849
(Increase) decrease in prepaid expenses .............................................      (11,961)           56
(Decrease) increase in accrued interest payable .....................................       (7,877)        2,444
(Decrease) increase in accounts payable and accrued expenses.........................        2,503         7,953
Accrued interest payable reinvested in subordinated debentures.......................       29,159        28,174
Decrease in deferred income taxes payable ...........................................      (50,489)         (549)
(Decrease) increase in loans in process .............................................      (13,245)        1,884
(Payments) receipts on derivative financial instruments..............................       (3,136)       (8,529)
Other, net ..........................................................................       (5,180)        4,065
                                                                                         ---------   -----------
Net cash provided by (used in) operating activities .................................      162,541       (41,508)
                                                                                         ---------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment, net .............................................       (8,416)       (4,277)
Principal receipts and maturity of investments ......................................           33            25
                                                                                         ---------   -----------
Net cash used in investing activities ...............................................       (8,383)       (4,252)
                                                                                         ---------   -----------


                          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                                CONSOLIDATED STATEMENTS OF CASH FLOW (CONTINUED)
                                         (dollar amounts in thousands)
                                                  (unaudited)


                                                                                           NINE MONTHS ENDED
                                                                                               MARCH 31,
                                                                                         ---------------------
                                                                                            2004        2003
                                                                                         ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of subordinated debentures ...................................    $ 131,824   $ 136,977
Redemptions of subordinated debentures ..............................................     (177,499)   (110,653)
Net repayments on revolving lines of credit .........................................     (100,353)       (495)
Principal payments on lease funding facility ........................................           --      (2,091)
Principal payments under capital lease obligations ..................................         (236)       (138)
Net repayments of other notes payable ...............................................      (26,158)         --
Financing costs incurred ............................................................       (1,561)       (688)
Lease incentive receipts ............................................................        4,562       2,123
Exercise of employee stock options ..................................................           --          (2)
Exercise of non-employee stock options ..............................................           --          50
Grant of restricted stock option ....................................................           --           9
Cash dividends paid on common stock .................................................           --        (699)
Cash dividends paid on preferred stock ..............................................         (837)         --
                                                                                         ---------   ---------
Net cash provided by (used in) financing activities .................................     (170,258)     24,393
                                                                                         ---------   ---------

Net decrease in cash and cash equivalents ...........................................      (16,100)    (21,367)
Cash and cash equivalents at beginning of year ......................................       47,475     108,599
                                                                                         ---------   ---------
Cash and cash equivalents at end of period ..........................................    $  31,375   $  87,232
                                                                                         =========   =========

SUPPLEMENTAL DISCLOSURES:

Noncash transactions recorded in the acquisition of a mortgage broker business:
 Increase in warehouse lines and other notes payable ................................    $     475   $      --
 Increase in accounts payable and other accrued expenses.............................    $     107   $      --
 Increase in other assets ...........................................................    $     582   $      --

Noncash transactions recorded for conversion of subordinated debentures into preferred stock and senior collateralized subordinated notes:
 Decrease in subordinated debentures ................................................    $ 117,227   $      --
 Increase in senior collateralized subordinated notes ...............................    $  55,420   $      --
 Increase in preferred stock ........................................................    $      62   $      --
 Increase in additional paid-in capital .............................................    $  61,745   $      --

Noncash transaction recorded for capitalized lease agreement:
 Increase in property and equipment .................................................    $      --   $  (1,020)
 Increase in warehouse lines and other notes payable ................................    $      --   $   1,020

Cash paid during the period for:
 Interest ...........................................................................    $  29,087   $  20,439
 Income taxes .......................................................................    $     105   $     759




          See accompanying notes to consolidated financial statements.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

   American Business Financial Services, Inc. ("ABFS"), together with its subsidiaries (the "Company"), is a financial services organization operating mainly in the eastern and central portions of the United States. Recent expansion has positioned the Company to increase its operations in the western portion of the United States, especially California. The Company originates, sells and services home equity loans through its principal direct and indirect subsidiaries. The Company also processes and purchases home equity loans from other financial institutions through the Bank Alliance Services program. The Company services business purpose loans which it had originated and sold in prior periods. To the extent the Company obtains a credit facility to fund business purpose loans, the Company may originate and sell business purpose loans in future periods.

   The Company's loans primarily consist of fixed interest rate loans secured by first or second mortgages on one-to-four family residences. However, the Company's business strategy adjustments include increasing loan origination by offering adjustable-rate loans. The Company's customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to its products and services. The Company originates loans through a combination of channels including a national processing center located at its centralized operating office in Philadelphia, Pennsylvania, and a small office in Roseland, New Jersey. The Company recently acquired a broker operation in West Hills, California and opened new broker offices in Edgewater, Maryland and Irvine, California. The Company's centralized operating office was located in Bala Cynwyd, Pennsylvania prior to July 7, 2003. Prior to June 30, 2003, the Company also originated home equity loans through several direct retail branch offices. Effective June 30, 2003, the Company no longer originates home equity loans through direct retail branch offices. In addition, the Company offers subordinated debentures to the public, the proceeds of which are used for repayment of existing debt, loan originations, operations (including repurchases of delinquent assets from securitization trusts and funding loan overcollateralization requirements under the Company's credit facilities), investments in systems and technology and for general corporate purposes.

BUSINESS CONDITIONS

   GENERAL. For its ongoing operations, the Company depends upon frequent financings, including the sale of unsecured subordinated debentures, borrowings under warehouse credit facilities or lines of credit and also on the sale of loans on a whole loan basis or through publicly underwritten or privately-placed securitizations. If the Company is unable to renew or obtain adequate funding on acceptable terms through its sale of subordinated debentures or under a warehouse credit facility, or other borrowings, the lack of adequate funds would adversely impact liquidity and reduce profitability or result in continued losses. If the Company is unable to sell or securitize its loans, its liquidity would be reduced and it may incur losses. To the extent that the Company is not successful in maintaining or replacing existing subordinated debentures and senior collateralized subordinated notes upon maturity, maintaining adequate warehouse credit facilities or lines of credit to fund increasing loan originations, or securitizing and selling its loans, it may have to limit future loan originations and further restructure its operations. Limiting loan originations or restructuring operations could impair the Company's ability to repay subordinated debentures and senior collateralized subordinated notes at maturity and may result in continued losses.

   The Company has historically experienced negative cash flow from operations since 1996 primarily because, in general, its business strategy of selling loans through securitizations has not generated cash flow immediately. However, during the nine months ended March 31, 2004, the Company experienced positive cash flow from operations of $162.5 million, primarily due to whole loan sales of loans it originated in prior periods that were carried on its balance sheet at June 30, 2003. The following table compares the principal amount of loans sold in whole loan sales during the nine months ended March 31, 2004, to the amount of loans originated during the same period (in thousands).

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS CONDITIONS (CONTINUED)


                                                         WHOLE LOAN      LOANS
QUARTER ENDED                                              SALES      ORIGINATED
-------------                                            ----------   ----------
September 30, 2003 ..................................     $245,203     $124,052
December 31, 2003 ...................................        7,975(a)   103,084
March 31, 2004 ......................................      228,629      241,449
                                                          --------     --------
Total for nine months ended March 31, 2004 ..........     $481,807     $468,585
                                                          ========     ========

---------------
(a) During the quarter ended December 31, 2003, the Company completed a securitization of $173.5 million of mortgage loans.

   For the nine months ended March 31, 2004, the Company recorded a net loss before dividends on preferred stock of $82.5 million. The loss primarily resulted from: a) liquidity issues described below, which substantially reduced the Company's ability to originate loans and generate revenues during the first nine months of fiscal 2004, b) the Company's inability to complete securitizations of loans during the first and third quarters of fiscal 2004,
c) operating expense levels which would support greater loan origination volume, and d) $37.8 million of pre-tax charges for valuation adjustments on its securitization assets. The valuation adjustments reflect the impact of higher than anticipated prepayments on securitized loans experienced during the first nine months of fiscal 2004 due to the continuing low interest rate environment. For the nine months ended March 31, 2004, the Company originated $468.6 million of loans, which represents a significant reduction as compared to $1.18 billion of loans originated in the same period of the prior fiscal year.

   For the fiscal year ended June 30, 2003, the Company recorded a loss of $29.9 million. The loss in fiscal 2003 was primarily due to the Company's inability to complete a securitization of loans during the fourth quarter of fiscal 2003 and to $45.2 million of net pre-tax charges for net valuation adjustments recorded on securitization assets.

   SHORT-TERM LIQUIDITY. The Company's short-term liquidity has been negatively impacted by several events and issues, which have occurred beginning with the fourth quarter of fiscal 2003.

   First, the Company's inability to complete a securitization during the fourth quarter of fiscal 2003 adversely impacted its short-term liquidity position and contributed to the loss for fiscal 2003. At June 30, 2003, of the $516.1 million in revolving credit and conduit facilities then available, $453.4 million was drawn upon. The Company's revolving credit facilities and mortgage conduit facility had $62.7 million of unused capacity available at June 30, 2003, which significantly reduced its ability to fund future loan originations until it sold existing loans, extended or expanded existing credit facilities, or added new credit facilities.

   Second, the Company's ability to borrow under credit facilities to finance new loan originations was limited for much of the first six months of fiscal 2004. Further advances under a non-committed portion of one of the Company's credit facilities were subject to the discretion of the lender and subsequent to June 30, 2003, no new advances took place under the non-committed portion. Additionally, on August 20, 2003, amendments to this credit facility eliminated the non-committed portion of this facility, reduced the committed portion to $50.0 million and accelerated the expiration date from November 2003 to September 30, 2003. Also, a $300.0 million mortgage conduit facility with a financial institution that enabled the Company to sell its loans into an off-balance sheet facility, expired pursuant to its terms on July 5, 2003. In addition, the Company was unable to borrow under a $25.0 million warehouse facility after September 30, 2003, and this facility expired on October 31, 2003.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS CONDITIONS (CONTINUED)

   Third, the Company's temporary discontinuation of sales of new subordinated debentures for approximately a six-week period during the first quarter of fiscal 2004 further impaired its liquidity.

   As a result of these liquidity issues, since June 30, 2003 the Company's loan origination volume was substantially reduced. From July 1, 2003 through March 31, 2004, the Company originated $468.6 million of loans, which represents a significant reduction as compared to originations of $1.18 billion of loans for the same period in fiscal 2003. The Company also experienced a loss in loan origination employees. As a result of the decrease in loan originations and liquidity issues described above, the Company incurred a loss for the first three quarters of fiscal 2004 and depending on the Company's ability to recognize gains on its future securitizations, it anticipates incurring losses at least through the first quarter of fiscal 2005.

   The combination of the Company's current cash position and expected sources of operating cash in the fourth quarter of fiscal 2004 may not be sufficient to cover its operating cash requirements. On March 31, 2004, the Company had unrestricted cash of approximately $16.2 million and up to $364.4 million available under its new credit facilities. Advances under these new credit facilities can only be used to fund loan originations and not for any other purposes. The Company anticipates that depending upon the size of its future quarterly securitizations, it will need to increase loan originations to approximately $700.0 million to $800.0 million per quarter to return to profitable operations. For the quarter ended March 31, 2004, the Company originated $241.4 million of loans.

   The Company's short-term plan to achieve these levels of loan originations includes replacing the loan origination employees lost and creating an expanded broker initiative. The broker initiative involves significantly increasing the use of loan brokers to increase loan volume and obtaining additional resources in the form of senior officers to manage the broker program. In December 2003, the Company hired an experienced industry professional who manages the wholesale business and acquired a broker operation with 35 employees located in California. In February 2004, the Company hired a second experienced industry professional to start up a broker operation on the west coast. In March 2004, the Company opened a mortgage broker office in Maryland and hired three experienced senior managers and a loan origination staff of 40. In addition, the Company hired 12 mortgage broker account executives to expand its broker presence in the eastern, southern and mid-western areas of the U.S.

   Beyond the short-term, the Company expects to increase originations through the application of the business strategy adjustments discussed in "Managements Discussion and Analysis of Financial Condition and Results of Operations -- Business Strategy." The Company's ability to achieve those levels of loan originations could be hampered by a failure to implement its short-term plans and funding limitations expected during the start up of its new credit facilities, which are discussed below.

   For the next six to twelve months the Company expects to augment its sources of operating cash with proceeds from the issuance of subordinated debentures. In addition to repaying maturing subordinated debentures, proceeds from the issuance of subordinated debentures will be used to fund overcollateralization requirements in connection with loan originations and fund the Company's operating losses. Under the terms of the Company's credit facilities, these credit facilities will advance 75% to 97% of the value of loans the Company originates. As a result of this limitation, the Company must fund the difference between the loan value and the advances, referred to as the overcollateralization requirement, from the Company's operating cash. The Company can provide no assurances that it will be able to continue issuing subordinated debentures. In the event the Company is unable to offer additional subordinated debentures for any reason, it has developed a contingent financial restructuring plan. This plan is described later in this note.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS CONDITIONS (CONTINUED)

   In light of the losses during the quarters ended September 30, 2003, December 31, 2003 and March 31, 2004, the Company requested and obtained waivers for its non-compliance with financial covenants in its credit facility agreements and servicing agreements. See Notes 5 and 7 for more detail.

   REMEDIAL ACTIONS TO ADDRESS SHORT-TERM LIQUIDITY. The Company undertook specific remedial actions to address short-term liquidity concerns including selling loans on a whole loan basis, securing new credit and warehouse facilities, refinancing an off-balance sheet mortgage conduit facility, mailing an Offer to Exchange to holders of the Company's subordinated debentures and suspending the payment of quarterly dividends on its common stock.

   The Company entered into an agreement with an investment bank on June 30, 2003 to sell up to $700.0 million of mortgage loans, entered into a forward sale agreement in March 2004 for $300.0 million of mortgage loans, and it solicited bids and commitments from other participants in the whole loan sale market. In total, from June 30, 2003 through March 31, 2004, the Company sold approximately $729.8 million of loans (which includes $222.3 million of loans sold by the expired mortgage conduit facility) through whole loan sales. After the Company recognized its inability to securitize its loans in the fourth quarter of fiscal 2003, it adjusted its business strategy to emphasize, among other things, more whole loan sales. The Company intends to continue to evaluate both public and privately placed securitization transactions, subject to market conditions.

   On September 22, 2003, the Company entered into definitive agreements with a financial institution for a new $200.0 million credit facility for the purpose of funding loan originations. On October 14, 2003, the Company entered into definitive agreements with a warehouse lender for a revolving mortgage loan warehouse credit facility of up to $250.0 million to fund loan originations. See Note 7 for information regarding the terms of these facilities. Although the Company obtained these two new credit facilities totaling $450.0 million, it may only use the proceeds of advances under these credit facilities to fund loan originations and not for any other purpose. Consequently, the Company will have to generate cash to fund the balance of its business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debentures.

   On October 16, 2003, the Company refinanced through a mortgage warehouse conduit facility $40.0 million of loans that were previously held in an off-balance sheet mortgage conduit facility, which expired pursuant to its terms in July 2003. The Company also refinanced an additional $133.5 million of mortgage loans in the new conduit facility. These loans were previously held in other expired warehouse facilities, including the $50.0 million warehouse facility which expired on October 17, 2003. The more favorable advance rate under this conduit facility as compared to the expired facilities which previously held these loans, along with loans fully funded with company cash, resulted in the receipt of $17.0 million in cash. On October 31, 2003, the Company completed a privately placed securitization, with servicing released, of the $173.5 million of loans that had been transferred to this conduit facility. The terms of this conduit facility provided for the termination upon the disposition of these loans.

   On December 1, 2003, the Company mailed an Offer to Exchange (the "Exchange Offer") to holders of its subordinated debentures issued prior to April 1, 2003 ("eligible debentures"). The Exchange Offer permitted holders of eligible debentures to exchange their eligible debentures for 10% Series A convertible preferred stock ("Series A Preferred Stock") of the Company or for an equal combination of Series A Preferred Stock and senior collateralized subordinated notes of the Company. In the first closing of the Exchange Offer held December 31, 2003, the Company exchanged $73.6 million of eligible debentures for 39.1 million shares of Series A Preferred Stock and $34.5 million of senior collateralized subordinated notes. On December 31, 2003, the Company also extended the expiration date of the Exchange Offer to February 6, 2004. As a result of the second closing of the Exchange Offer on February 6, 2004, the Company exchanged

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS CONDITIONS (CONTINUED)

an additional $43.6 million of eligible subordinated debentures for 22.7 million shares of Series A Preferred Stock and $20.9 million of senior collateralized subordinated notes.

   To the extent that the Company fails to maintain its credit facilities or obtain alternative financing on acceptable terms and increase its loan originations, it may have to sell loans earlier than intended and further restructure its operations. While the Company currently believes that it will be able to restructure its operations, if necessary, it can provide no assurances that such restructuring will enable it to attain profitable operations or repay subordinated debentures when due.

   SUBORDINATED DEBENTURES AND SENIOR COLLATERALIZED SUBORDINATED NOTES. At March 31, 2004 there were approximately $303.4 million of subordinated debentures and $12.5 million of senior collateralized subordinated notes, maturing within twelve months. The Company obtains the funds to repay the subordinated debentures and senior collateralized subordinated notes at their maturities by securitizing loans, selling loans on a whole loan basis and selling additional subordinated debentures. Cash flow from operations, the sale of subordinated debentures and lines of credit fund the Company's cash needs. The Company expects these sources of funds to be sufficient to meet its cash needs. The Company could, in the future, generate cash flows by securitizing, selling, or borrowing against its interest-only strips and selling servicing rights generated in past securitizations, although the Company's ability to utilize the interest-only strips in this fashion could be restricted in whole or in part by the terms of the Company's $250.0 million warehouse credit facility and senior collateralized subordinated notes, both of which are collateralized by the interest-only strips at the present time. See Note 4 for more detail.

   The Company can provide no assurances that it will be able to continue issuing subordinated debentures. In the event the Company is unable to offer additional subordinated debentures for any reason, the Company has developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on the Company's current cash flow projections, the Company anticipates being able to make all scheduled subordinated debenture maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that the Company would take, in addition to those indicated in its adjusted business strategy, to reduce its operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, obtaining working capital funding and scaling back less profitable businesses. No assurance can be given that the Company will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay subordinated debentures when due.

BASIS OF FINANCIAL STATEMENT PRESENTATION

   The accompanying unaudited consolidated financial statements include the accounts of ABFS and its subsidiaries (all of which are wholly owned). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and the elimination of intercompany balances) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended March 31, 2004 are not necessarily indicative of financial results that may be expected for the full year ended June 30, 2004. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BASIS OF FINANCIAL STATEMENT PRESENTATION (CONTINUED)

   In preparing the consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

   Actual results could differ from those estimates. These estimates include, among other things, estimated prepayment, credit loss and discount rates on interest-only strips and servicing rights, estimated servicing revenues and costs, valuation of real estate owned, the net recoverable value of interest and fee receivables and determination of the allowance for credit losses.

   At the Company's annual meeting of shareholders held on December 31, 2003, the Company's shareholders approved three proposals to enable the Company to consummate the Exchange Offer: a proposal to increase the number of authorized shares of common stock from 9.0 million to 209.0 million, a proposal to increase the number of authorized shares of preferred stock from 3.0 million to 203.0 million, and a proposal to authorize the Company to issue the Series A Preferred Stock in connection with the Company's exchange offer and the common stock issuable upon the conversion of the Series A Preferred Stock.

   Certain prior period financial statement balances have been reclassified to conform to current period presentation. All outstanding common shares, average common shares, earnings per common share and stock option amounts have been retroactively adjusted to reflect the effect of a 10% stock dividend declared May 13, 2004.

STOCK OPTIONS

   The Company has stock option plans that provide for the periodic granting of options to key employees, non-employee directors and other designated individuals. These plans have been approved by the Company's shareholders. Options are generally granted to key employees at the market price of the Company's stock on the date of grant and expire five to ten years from date of grant. Options either fully vest when granted or over periods of up to five years.

   The Company accounts for stock options issued under these plans using the intrinsic value method, and accordingly, no expense is recognized where the exercise price equals or exceeds the fair value of the common stock at the date of grant. Had the Company accounted for stock options granted under these plans using the fair value method, pro forma net income and earnings per share would have been as follows (in thousands, except per share data):


                                                                                                THREE MONTHS         NINE MONTHS
                                                                                                    ENDED               ENDED
                                                                                                  MARCH 31,            MARCH 31,
                                                                                             -----------------    -----------------
                                                                                               2004       2003      2004      2003
                                                                                             --------    -----    --------   ------
Net income (loss), as reported ...........................................................   $(33,182)   $ 221    $(84,272)  $4,153
Stock based compensation costs, net of tax effects
  determined under fair value method for all awards.......................................        214(a)    64(a)      403(a)   (52)
                                                                                             --------    -----    --------   ------
Pro forma ................................................................................   $(32,968)   $ 285    $(83,869)  $4,101
                                                                                             ========    =====    ========   ======

Earnings (loss) per share - basic
 As reported .............................................................................   $  (9.57)   $0.06    $ (25.26)  $ 1.30
 Pro forma ...............................................................................   $  (9.57)   $0.09    $ (25.26)  $ 1.28
Earnings (loss) per share - diluted
 As reported .............................................................................   $  (9.57)   $0.05    $ (25.26)  $ 1.24
 Pro forma ...............................................................................   $  (9.57)   $0.08    $ (25.26)  $ 1.23


---------------
(a) The pro forma adjustments for stock option costs are favorable to net income (loss) because the value of stock options forfeited during these periods exceeded the value of stock options vesting during these periods.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RESTRICTED CASH BALANCES

   The Company held restricted cash balances of $8.1 million at March 31, 2004 primarily collateralizing a letter of credit facility, $6.6 million and $11.0 million related to borrower escrow accounts at March 31, 2004 and June 30, 2003, respectively, and $0.5 million and $6.0 million related to deposits for future settlement of derivative financial instruments at March 31, 2004 and June 30, 2003, respectively.

2.  ACQUISITION

   On December 24, 2003, the Company acquired a broker operation with 35 employees located in California that operates primarily on the west coast of the United States for the purpose of expanding its capacity to originate loans through its broker channel, especially in the state of California. Assets acquired in this transaction, mostly fixed assets, were not material. The purchase price was comprised of issuing a $475 thousand convertible non-negotiable promissory note to the seller and assuming $107 thousand of liabilities. As a result of this transaction, the Company increased its goodwill by $582 thousand.

   The convertible non-negotiable promissory note bears interest at 6% per annum and matures June 30, 2005. At any time on or after December 24, 2004 and before January 31, 2005, the holder of the note has the option to convert the note into the number of shares of common stock determined by dividing the outstanding principal amount of the note and accrued interest, if any, by $5.00, subject to adjustment for any changes in the capitalization of the Company affecting its common stock.

3.  LOAN AND LEASE RECEIVABLES

   Loan and lease receivables -- available for sale were comprised of the following (in thousands):


                                                                                         MARCH 31,   JUNE 30,
                                                                                           2004        2003
                                                                                         ---------   --------

Real estate secured loans(a) (b) ....................................................    $123,794    $270,096

Leases, net of unearned income of $550 at June 30, 2003(c)...........................          --       4,154
                                                                                         --------    --------
                                                                                          123,794     274,250
                                                                                         ========    ========
Less: allowance for credit losses on loan and lease
  receivables available for sale.....................................................       2,276       2,848
                                                                                         --------    --------
                                                                                         $121,518    $271,402
                                                                                         ========    ========

---------------
(a) Includes deferred direct loan origination costs of $1.2 million and $6.8 million at March 31, 2004 and June 30, 2003, respectively.

(b) Includes $2.1 million at March 31, 2004 for the adjustment to fair value for $48.3 million of loans committed for sale under a forward sale agreement entered into in March 2004. See Note 11.

(c) Includes deferred direct lease origination costs of $28 thousand at June 30, 2003. On January 22, 2004, the Company sold the lease portfolio balance as of December 31, 2003.

   Real estate secured loans have contractual maturities of up to 30 years.

   At March 31, 2004 and June 30, 2003, the accrual of interest income was suspended on real estate secured loans of $5.7 million and $5.4 million, respectively. The allowance for loan losses includes reserves established for expected losses on these loans in the amount of $1.9 million and $1.4 million at March 31, 2004 and June 30, 2003, respectively.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

3.  LOAN AND LEASE RECEIVABLES (CONTINUED)

   Average balances of non-accrual loans were $8.1 million for the nine months ended March 31, 2004 and $8.6 million for the 2003 fiscal year.

   Substantially all leases are direct finance-type leases whereby the lessee has the right to purchase the leased equipment at the lease expiration for a nominal amount.

   Effective December 31, 1999, the Company de-emphasized and subsequent to that date, discontinued the equipment leasing origination business, but continued to service the remaining portfolio of leases. On January 22, 2004, the Company executed an agreement to sell its interests in the remaining lease portfolio. The terms of the agreement included a cash sale price of approximately $4.8 million in exchange for the Company's lease portfolio balance as of December 31, 2003. The Company received cash from this sale in January 2004.

   Loan and lease receivables -- Interest and fees are comprised mainly of accrued interest and fees on loans and leases that are less than 90 days delinquent. Fee receivables include, among other types of fees, forbearance, deferment, tax and insurance advances. Under deferment and forbearance arrangements, the Company makes advances to a securitization trust on behalf of a borrower in amounts equal to the delinquent principal and interest and may pay fees, including taxes, insurance and other fees on behalf of the borrower. As a result of these arrangements the Company resets the contractual status of a loan in its managed portfolio from delinquent to current based upon the borrower's resumption of making their loan payments. These amounts are carried at their estimated net recoverable value.

   Loan and lease receivables - Other is comprised of receivables for securitized loans. In accordance with the Company's securitization agreements, the Company has the right, but not the obligation, to repurchase a limited amount of delinquent loans from securitization trusts. Repurchasing delinquent loans from securitization trusts benefits the Company by allowing it to limit the level of delinquencies and losses in the securitization trusts and as a result, the Company can avoid exceeding specified limits on delinquencies and losses that trigger a temporary reduction or discontinuation of cash flow from its interest-only strips until the delinquency or loss triggers are no longer exceeded. The Company's ability to repurchase these loans does not disqualify it for sale accounting under SFAS No. 140 or other relevant accounting literature because the Company is not required to repurchase any loan and its ability to repurchase a loan is limited by contract. In accordance with the provisions of SFAS No. 140, the Company has recorded an obligation for the repurchase of loans subject to these removal of accounts provisions, whether or not the Company plans to repurchase the loans. The obligation for the loans' purchase price is recorded in other liabilities (see Note 6).
A corresponding receivable is recorded at the lower of the loans' cost basis or fair value.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

4.  INTEREST-ONLY STRIPS

   The activity for interest-only strip receivables for the nine months ended March 31, 2004 and 2003 were as follows (in thousands):

                                                                 MARCH 31,
                                                           ---------------------
                                                              2004       2003
                                                           ---------   ---------
Balance at beginning of period ........................    $ 598,278   $ 512,611
Initial recognition of interest-only strips ...........       25,523     141,511
Cash flow from interest-only strips ...................     (133,587)   (109,849)
Required purchases of additional overcollateralization        21,826      53,496
Interest accretion ....................................       30,942      34,361
Termination of lease securitization(a) ................       (1,759)     (1,741)
Adjustment for obligation to repurchase loans .........        2,485       2,158
Net temporary adjustments to fair value(b) ............      (14,651)      6,128
Other than temporary fair value adjustment(b) .........      (32,348)    (28,784)
                                                           ---------   ---------
Balance at end of period ..............................    $ 496,709   $ 609,891
                                                           =========   =========

---------------
(a) Reflects release of lease collateral from lease securitization trusts which were terminated in accordance with the trust documents after the full payout of trust note certificates. Lease receivables of $1.8 million and $1.6 million, respectively, were recorded on the balance sheet at December 31, 2003 and 2002 as a result of the terminations.

(b) Net temporary adjustments to fair value are recorded through other comprehensive income, which is a component of equity. Other than temporary adjustments to decrease the fair value of interest-only strips are recorded through the income statement.

   Interest-only strips include overcollateralization balances that represent undivided interests in securitizations maintained to provide credit enhancement to investors in securitization trusts. At March 31, 2004 and 2003, the fair value of overcollateralization related cash flows were $239.6 million and $290.6 million, respectively.

   The Company's interest-only strips collateralize certain obligations under its $250.0 million credit facility with a warehouse lender. These obligations include an amount not to exceed 10% of the outstanding principal balance under this facility and the obligations for fees payable under this facility. Assuming the entire $250.0 million available under this credit facility were utilized, the maximum amount secured by the interest-only strips would be approximately $56.2 million.

   Interest-only strips also secure the Company's senior collateralized subordinated notes. The senior collateralized subordinated notes are secured by a security interest in certain cash flows originating from interest-only strips of certain of the Company's subsidiaries held by ABFS Warehouse Trust 2003-1 with an aggregate value of at least an amount equal to 150% of the outstanding principal balance of the senior collateralized subordinated notes. At March 31, 2004, the Company's interest in the cash flows from the interest-only strips held in the trust, which secure the senior collateralized subordinated notes, totaled $438.5 million, of which approximately $83.1 million represented 150% of the outstanding principal balance of the senior collateralized subordinated notes. See Note 7 for more detail on the senior collateralized subordinated notes.

   Beginning in the second quarter of fiscal 2002 and on a quarterly basis thereafter, the Company's prepayment rates, as well as those throughout the mortgage industry, remained at higher than expected levels due to continuing low interest rates during this period. As a result, over the last ten quarters the Company has recorded cumulative pre-tax write downs to its interest-only strips in the aggregate amount of $151.1 million and pre-tax adjustments to the value of servicing rights of $10.8 million, for total adjustments of $161.9

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

4.  INTEREST-ONLY STRIPS (CONTINUED)

million, mainly due to the higher than expected prepayment experience. Of this amount, $105.1 million was expensed through the income statement and $56.8 million resulted in a write down through other comprehensive income, a component of stockholders' equity.

   During the same period, the Company reduced the discount rates it applies to value its securitization assets, resulting in favorable valuation impacts of $29.3 million on its interest-only strips and $7.1 million on its servicing rights. Of this amount, $23.1 million offset the adjustments expensed through the income statement and $13.3 million offset write downs through other comprehensive income. The discount rates were reduced primarily to reflect the impact of the sustained decline in market interest rates.

   The long duration of historically low interest rates has given borrowers an extended opportunity to engage in mortgage refinancing activities, which resulted in elevated prepayment experience. The persistence of historically low interest rate levels, unprecedented in the last 40 years, has made the forecasting of prepayment levels in future fiscal periods difficult. The Company had assumed that the decline in interest rates had stopped and a rise in interest rates would occur in the near term. Consistent with this view, the Company had utilized derivative financial instruments to manage interest rate risk exposure on its loan production and loan pipeline to protect the fair value of these fixed rate items against potential increases in market interest rates. Based on current economic conditions and published mortgage industry surveys including the Mortgage Bankers Association's Refinance Indexes available at the time of the Company's quarterly revaluation of its interest-only strips and servicing rights, and its own prepayment experience, the Company believes prepayments will continue to remain at higher than normal levels for the near term before returning to average historical levels. The Mortgage Bankers Association of America has forecast as of March 15, 2004 that mortgage refinancings as a percentage share of total mortgage originations will decline from 51% in the first quarter of calendar 2004 to 30% in the first quarter of calendar 2005. The Mortgage Bankers Association of America has also projected in its March 2004 economic forecast that the 10-year treasury rate (which generally affects mortgage rates) will increase slightly over the next three quarters. As a result of the Company's analysis of these factors, it has increased its prepayment rate assumptions for home equity loans for the near term, but at a declining rate, before returning to historical levels. However, the Company cannot predict with certainty what its prepayment experience will be in the future. Any unfavorable difference between the assumptions used to value its securitization assets and its actual experience may have a significant adverse impact on the value of these assets.

   The following tables detail the pre-tax write downs of the securitization assets by quarter and details the impact to the income statement and to other comprehensive income in accordance with the provisions of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and EITF 99-20 as they relate to interest-only strips and SFAS No. 140 as it relates to servicing rights (in thousands):

FISCAL YEAR 2004


                                                                                                           INCOME         OTHER
                                                                                               TOTAL      STATEMENT   COMPREHENSIVE
                                      QUARTER ENDED                                         WRITE DOWN     IMPACT     INCOME IMPACT
----------------------------------------------------------------------------------------    ----------    ---------   -------------
September 30, 2003......................................................................      $16,658      $10,795       $ 5,863
December 31, 2003.......................................................................       14,724       11,968         2,756
March 31, 2004..........................................................................       23,191       15,085         8,106
                                                                                              -------      -------       -------
Total Fiscal 2004.......................................................................      $54,573      $37,848       $16,725
                                                                                              =======      =======       =======

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

4.  INTEREST-ONLY STRIPS (CONTINUED)

FISCAL YEAR 2003


                                                                                                           INCOME         OTHER
                                                                                               TOTAL      STATEMENT   COMPREHENSIVE
                                      QUARTER ENDED                                         WRITE DOWN     IMPACT     INCOME IMPACT
----------------------------------------------------------------------------------------    ----------    ---------   -------------
September 30, 2002......................................................................      $16,739      $12,078       $ 4,661
December 31, 2002.......................................................................       16,346       10,568         5,778
March 31, 2003..........................................................................       16,877       10,657         6,220
June 30, 2003...........................................................................       13,293       11,879         1,414
                                                                                              -------      -------       -------
Total Fiscal 2003.......................................................................      $63,255      $45,182       $18,073
                                                                                              =======      =======       =======


FISCAL YEAR 2002


                                                                                                           INCOME         OTHER
                                                                                               TOTAL      STATEMENT   COMPREHENSIVE
                                      QUARTER ENDED                                         WRITE DOWN     IMPACT     INCOME IMPACT
----------------------------------------------------------------------------------------    ----------    ---------   -------------
December 31, 2001.......................................................................      $11,322      $ 4,462       $ 6,860
March 31, 2002..........................................................................       15,513        8,691         6,822
June 30, 2002...........................................................................       17,244        8,900         8,344
                                                                                              -------      -------       -------
Total Fiscal 2002.......................................................................      $44,079      $22,053       $22,026
                                                                                              =======      =======       =======

---------------
Note:The impacts of prepayments on our securitization assets in the quarter ended September 30, 2001 were not significant.

   During the nine months ended March 31, 2004, the Company recorded gross pre-tax valuation adjustments on its securitization assets primarily related to prepayment experience of $63.0 million, of which $43.1 million was charged to the income statement and $19.9 million was charged to other comprehensive income. The valuation adjustment on interest-only strips for the nine months ended March 31, 2004 was offset by an $8.4 million favorable impact of reducing the discount rate applied to value the residual cash flows from interest-only strips on December 31, 2003. Of this amount, $5.3 million offset the portion of the adjustment expensed through the income statement and $3.1 million offset the portion of the adjustment charged to other comprehensive income. The breakout of the total adjustments in the nine months ended March 31, 2004 between interest-only strips and servicing rights was as follows:

     o The Company recorded gross pre-tax valuation adjustments on its interest only-strips of $57.5 million, of which $37.6 million was charged to the income statement and $19.9 million was charged to other comprehensive income. The gross valuation adjustment primarily reflects the impact of higher than anticipated prepayments on securitized loans experienced in the first nine months of fiscal 2004 due to the continuing low interest rate environment. The valuation adjustment on interest-only strips for the nine months ended March 31, 2004 was partially offset by an $8.4 million favorable impact of reducing the discount rate applied to value the residual cash flows from interest-only strips on December 31, 2003. Of this amount, $5.3 million offset the portion of the adjustment expensed through the income statement and $3.1 million offset the portion of the adjustment charged to other comprehensive income. The discount rate was reduced to 10% on December 31, 2003 from 11% on September 30, 2003 and June 30, 2003 primarily to reflect the impact of the sustained decline in market interest rates.

     o The Company recorded total pre-tax valuation adjustments on its servicing rights of $5.5 million, which was charged to the income statement. The valuation adjustment reflects the impact of higher

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

4.  INTEREST-ONLY STRIPS (CONTINUED)

        than anticipated prepayments on securitized loans experienced in the first nine months of fiscal 2004 due to the continuing low interest rate environment.

5.  SERVICING RIGHTS

   Activity for the servicing rights asset for the nine months ended March 31, 2004 and 2003 were as follows (in thousands):

                                                                   MARCH 31,
                                                             -------------------
                                                               2004       2003
                                                             --------   --------
Balance at beginning of year ............................    $119,291   $125,288
Initial recognition of servicing rights .................          --     42,171
Amortization ............................................     (30,967)   (30,015)
Write down ..............................................      (5,501)    (4,519)
                                                             --------   --------
Balance at end of period ................................    $ 82,823   $132,925
                                                             ========   ========


   Servicing rights are valued quarterly by the Company based on the current estimated fair value of the servicing asset. A review for impairment is performed by stratifying the serviced loans based on loan type, which is considered to be the predominant risk characteristic due to their different prepayment characteristics and fee structures. During the first nine months of fiscal 2004, the Company recorded total pre-tax valuation adjustments on its servicing rights of $5.5 million, which was charged to the income statement.

   In 22 of the 26 securitizations serviced by the Company, servicing rights can be terminated by financial insurers representing bondholders or certificate holders (collectively, "bond insurers") under certain circumstances, such as the Company's failure to make required servicer payments, defined changes of control, reaching specified loss levels on underlying mortgage pools or other events constituting a breach, including, in some cases, financial covenants of the pooling and servicing and sale and servicing agreements (collectively, "servicing agreements"). In the remaining four securitizations, the Company's servicing rights can be terminated by the trustee under similar circumstances. In the case of certain of the servicing agreements, the associated bond insurers have the additional ability to terminate servicing rights in their sole discretion at the end of a servicing term.

   As a result of the Company's non-compliance at September 30, 2003 with the net worth covenant in several of its servicing agreements with two bond insurers, the Company requested and obtained waivers of the non-compliance from the two bond insurers. In connection with a waiver of the net worth covenant granted by one bond insurer for the remaining term of the related servicing agreements, the servicing agreements with that bond insurer were amended to provide for 120-day term-to-term servicing. The second bond insurer waived the Company's non-compliance with net worth requirements and amended the related servicing agreements principally to provide for 30-day term-to-term servicing. The Company is currently operating under a waiver of the net worth requirement granted by this second bond insurer and has been re-appointed as servicer under the amended servicing agreements with both of these bond insurers for all relevant periods since the execution of the amended servicing agreements.

   A third bond insurer, as a condition to its participation in the Company's October 2003 securitization, required that the Company amend a servicing agreement related to a previous securitization in which the bond insurer had participated as bond insurer. The resulting amendment to this servicing agreement provided, among other things, for a specifically designated back-up servicer and for 90-day term-to-term servicing. On April 30, 2004 this amended servicing agreement was further amended principally to provide for 30-day term-to-term servicing and for the Company's reappointment as servicer for an initial 30-day term.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 March 31, 2004

5.  SERVICING RIGHTS (CONTINUED)

   On March 5, 2004, the Company entered into agreements with its fourth bond insurer, which amended the servicing agreements related to all securitizations insured by this bond insurer. These amendments principally provided for a specifically designated back-up servicer. The original provisions of these servicing agreements providing for 3-month term-to-term servicing were not altered by these amendments.

   As a result of the foregoing amendments to our servicing agreements, all of the Company's servicing agreements associated with bond insurers now provide for term-to-term servicing.

6.  OTHER ASSETS AND OTHER LIABILITIES

   Other assets were comprised of the following (in thousands):


                                                            MARCH 31,   JUNE 30,
                                                              2004        2003
                                                            ---------   --------
Goodwill ...............................................     $15,703     $15,121
Financing costs, debt offerings ........................       3,535       3,984
Real estate owned ......................................       2,508       4,776
Due from securitization trusts for servicing related
  activities............................................         924       1,344
Investments held to maturity ...........................         848         881
Other ..................................................       5,060       4,346
                                                             -------     -------
                                                             $28,578     $30,452
                                                             =======     =======


   Other liabilities were comprised of the following (in thousands):

                                                            MARCH 31,   JUNE 30,
                                                              2004        2003
                                                            ---------   --------
Obligation for repurchase of securitized loans .........     $42,778     $27,954
Commitments to fund closed loans .......................      21,942      35,187
Unearned lease incentives ..............................      13,115       9,465
Escrow deposits held ...................................       6,576      10,988
Deferred rent incentive ................................       3,741          --
Trading liabilities, at fair value .....................           2         334
Hedging liabilities, at fair value .....................           1       6,335
Periodic advance guarantee .............................         670         650
Other ..................................................       1,111       1,077
                                                             -------     -------
                                                             $89,936     $91,990
                                                             =======     =======


   See Note 3 for an explanation of the obligation for the repurchase of securitized loans.

7. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE

   Subordinated debentures were comprised of the following (in thousands):

                                                            MARCH 31,   JUNE 30,
                                                              2004        2003
                                                            ---------   --------
Subordinated debentures(a) .............................    $572,568    $702,423
Subordinated debentures - money market notes(b) ........      13,229      17,117
                                                            --------    --------
Total subordinated debentures ..........................    $585,797    $719,540
                                                            ========    ========

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

7. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


   Senior collateralized subordinated notes were comprised of the following (in thousands):

                                                            MARCH 31,   JUNE 30,
                                                              2004        2003
                                                            ---------   --------
Senior collateralized subordinated notes(c) ............     $55,420     $    --
                                                             =======     =======


   Warehouse lines and other notes payable were comprised of the following (in thousands):

                                                            MARCH 31,   JUNE 30,
                                                              2004        2003
                                                            ---------   --------
Warehouse revolving line of credit(d) ..................     $25,675    $     --
Warehouse revolving line of credit(e) ..................      59,923          --
Warehouse and operating revolving line of credit(f) ....          --      30,182
Warehouse revolving line of credit(g) ..................          --     136,098
Warehouse revolving line of credit(h) ..................          --      19,671
Capitalized leases(i) ..................................         571         807
Convertible promissory note(j) .........................         475          --
Bank overdraft(k) ......................................          --      26,158
                                                             -------    --------
Total warehouse lines and other notes payable ..........     $86,644    $212,916
                                                             =======    ========

---------------
(a) Subordinated debentures due April 2004 through April 2014, interest rates ranging from 3.75% to 13.00%; average rate at March 31, 2004 was 9.61%, average remaining maturity was 15.7 months, subordinated to all of the Company's senior indebtedness. The average rate on subordinated debentures including money market notes was 9.40% at March 31, 2004.

(b) Subordinated debentures - money market notes due upon demand, interest rate at 4.85%; subordinated to all of the Company's senior indebtedness.

(c) Senior collateralized subordinated notes due April 2004 through April 2014, interest rates ranging from 5.40% to 13.10%; average rate at March 31, 2004 was 9.86%, average remaining maturity was 22.0 months. The senior collateralized subordinated notes are secured by a security interest in certain cash flows originating from interest-only strips of certain of the Company's subsidiaries held by ABFS Warehouse Trust 2003-1 with an aggregate value of at least an amount equal to 150% of the outstanding principal balance of the senior collateralized subordinated notes issued in the Exchange Offer plus priority lien obligations secured by the interest-only strips and/or the cash flows from the interest-only strips; provided that, such collateral coverage may not fall below 100% of the outstanding principal balance of the senior collateralized subordinated notes, as determined by the Company on any quarterly balance sheet date. In the event of liquidation, to the extent the collateral securing the senior collateralized subordinated notes is not sufficient to repay these notes, the deficiency portion of the senior collateralized subordinated notes will rank junior in right of payment behind the Company's senior indebtedness and all of the Company's other existing and future senior debt and behind the existing and future debt of the Company's subsidiaries and equally in right of payment with the subordinated debentures, and any future subordinated debentures issued by the Company and other unsecured debt. Senior collateralized subordinated notes were issued in connection with the December 1, 2003 Exchange Offer. At March 31, 2004, the Company's interest in the cash flows from the interest-only strips held in the trust which secure the senior collateralized subordinated notes totaled $438.5 million, of which $83.1 million represents 150% of the outstanding principal balance of the senior collateralized subordinated notes at March 31, 2004.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

7. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)



(d) $200.0 million warehouse revolving line of credit with JPMorgan Chase Bank entered into on September 22, 2003 and expiring September 2004. Interest rates on the advances under this facility are based upon one-month LIBOR plus a margin. Obligations under the facility are collateralized by pledged loans.

(e) $250.0 million warehouse revolving line of credit with Chrysalis Warehouse Funding, LLC, entered into on October 14, 2003 and expiring October 2006. Interest rates on the advances under this facility are based upon one-month LIBOR plus a margin. Obligations under the facility are collateralized by pledged loans and certain interest-only strips. Interest-only strips secure obligations in an amount not to exceed 10% of the outstanding principal balance under this facility and the obligations due under the fee letter related to this facility. Assuming the entire $250.0 million available under this credit facility were utilized, the maximum amount secured by the interest-only strips would be approximately $56.2 million.

(f) Originally a $50.0 million warehouse and operating revolving line of credit with JPMorgan Chase Bank, collateralized by certain pledged loans, advances to securitization trusts, real estate owned and certain interest-only strips, which was replaced for warehouse lending purposes by the $200.0 million facility on September 22, 2003. Pursuant to an amendment, this facility remained in place as an $8.0 million letter of credit facility to secure lease obligations for corporate office space, until it expired in December 2003. In December 2003, the Company was issued a stand alone letter of credit for $8.0 million collateralized by cash.

(g) Originally a $200.0 million warehouse line of credit with Credit Suisse First Boston Mortgage Capital, LLC. $100.0 million of this facility was continuously committed for the term of the facility while the remaining $100.0 million of the facility was available at Credit Suisse's discretion. Subsequent to June 30, 2003, there were no new advances under the non-committed portion. On August 20, 2003, this credit facility was amended to reduce the committed portion to $50.0 million (from $100.0 million), eliminate the non-committed portion and accelerate its expiration date from November 2003 to September 30, 2003. The expiration date was subsequently extended to October 17, 2003, but no new advances were permitted under this facility subsequent to September 30, 2003. This facility was paid down in full on October 16, 2003. The interest rate on the facility was based on one-month LIBOR plus a margin. Advances under this facility were collateralized by pledged loans.

(h) Previously a $25.0 million warehouse line of credit facility from Residential Funding Corporation. Under this warehouse facility, advances could be obtained, subject to specific conditions described in the agreements. Interest rates on the advances were based on one-month LIBOR plus a margin. The obligations under this agreement were collateralized by pledged loans. This facility was paid down in full on October 16, 2003 and it expired pursuant to its terms on October 31, 2003.

(i) Capitalized leases, maturing through January 2006, imputed interest rate of 8.0%, collateralized by computer equipment.

(j) Convertible non-negotiable promissory note issued December 24, 2003 in the acquisition of certain assets and operations of a mortgage broker business. The note bears interest at 6% per annum and matures June 30, 2005. At any time on or after December 24, 2004 and before January 31, 2005, the holder of the note has the option to convert the note into the number of shares of common stock determined by dividing the outstanding principal amount of the note and accrued interest, if any, by $5.00, subject to adjustment for any changes in the capitalization of the Company affecting its common stock.

(k)  Overdraft amount on bank accounts paid on the following business day.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

7. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)



   At March 31, 2004, warehouse lines and other notes payable were collateralized by $90.9 million of loan receivables and $1.0 million of computer equipment.

   Until its expiration, the Company also had available a $300.0 million mortgage conduit facility. This facility expired pursuant to its terms on July 5, 2003. The facility provided for the sale of loans into an off-balance sheet facility with UBS Principal Finance, LLC, an affiliate of UBS Warburg. This facility was paid down in full on October 16, 2003.

   On October 16, 2003, the Company refinanced through another mortgage warehouse conduit facility $40.0 million of loans that were previously held in the off-balance sheet mortgage conduit facility described above. The Company also refinanced an additional $133.5 million of mortgage loans in the new conduit facility which were previously held in other warehouse facilities, including the $50.0 million warehouse facility which expired on October 17, 2003. The more favorable advance rate under this conduit facility as compared to the expired facilities, which previously held these loans, along with loans fully funded with Company cash resulted in the Company's receipt of $17.0 million in cash. On October 31, 2003, the Company completed a privately-placed securitization of the $173.5 million of loans, with servicing released, that had been transferred to this conduit facility. The terms of this conduit facility provide that it will terminate upon the disposition of the loans held by it.

   Interest rates paid on the revolving credit facilities range from London Inter-Bank Offered Rate ("LIBOR") plus 2.00% to LIBOR plus 2.50%. The weighted-average interest rate paid on the revolving credit facilities was 3.44% and 2.24% at March 31, 2004 and June 30, 2003, respectively.

   Principal payments on subordinated debentures, senior collateralized subordinated notes, warehouse lines and other notes payable for the next five years are as follows (in thousands): twelve month period ending March 31, 2005
- $415,072; 2006 - $188,865; 2007 - $87,191; 2008 - $12,113; and, 2009 -
$6,229.

   In September 2002, the Company entered into a series of leases for computer equipment, which qualify as capital leases. The original principal amount of debt recorded under these leases was $1.0 million. The leases have an imputed interest rate of 8.0% and mature through January 2006.

FINANCIAL AND OTHER COVENANTS

   The warehouse credit agreements require that the Company maintain specific financial covenants regarding net worth, leverage, net income, liquidity, total debt and other standards. Each agreement has multiple individualized financial covenant thresholds and ratio of limits that the Company must meet as a condition to drawing on a particular line of credit. Pursuant to the terms of these credit facilities, the failure to comply with the financial covenants constitutes an event of default and at the option of the lender, entitles the lender to, among other things, terminate commitments to make future advances to the Company, declare all or a portion of the loan due and payable, foreclose on the collateral securing the loan, require servicing payments be made to the lender or other third party or assume the servicing of the loans securing the credit facility. An event of default under these credit facilities would result in defaults pursuant to cross-default provisions of our other agreements, including but not limited to, other loan agreements, lease agreements and other agreements. The failure to comply with the terms of these credit facilities or to obtain the necessary waivers would have a material adverse effect on the Company's liquidity and capital resources.

   COVENANTS UNDER CURRENT CREDIT FACILITIES. On September 22, 2003, the Company entered into definitive agreements with JP Morgan Chase Bank for a new $200.0 million credit facility for the purpose of funding its loan originations. Pursuant to the terms of this facility, the Company is required to, among other things: (i) have a net worth of at least $28.0 million by September 30, 2003; with quarterly increases of

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

7. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


FINANCIAL AND OTHER COVENANTS (CONTINUED)

$2.0 million thereafter; (ii) apply 60% of its net cash flow from operations each quarter to reduce the outstanding amount of subordinated debentures commencing with the quarter ending March 31, 2004; (iii) as of the end of any month, commencing January 31, 2004, the aggregate outstanding balance of subordinated debentures must be less than the aggregate outstanding balance as of the end of the prior month; and (iv) provide a parent company guaranty of 10% of the outstanding principal amount of loans under the facility. This facility has a term of 12 months expiring in September 2004 and is secured by the mortgage loans, which are funded by advances under the facility with interest equal to LIBOR plus a margin. This facility is subject to representations and warranties and covenants, which are customary for a facility of this type, as well as amortization events and events of default related to the Company's financial condition. These provisions require, among other things, the Company's maintenance of a delinquency ratio for the managed portfolio (which represents the portfolio of securitized loans we service for others) at the end of each fiscal quarter of less than 12.0%, its subordinated debentures not to exceed $705.0 million at any time, and its ownership of an amount of repurchased loans not to exceed 1.5% of the managed portfolio.

   On October 14, 2003, the Company entered into definitive agreements with Chrysalis Warehouse Funding, LLC. for a revolving mortgage loan warehouse credit facility of up to $250.0 million to fund loan originations. The $250.0 million facility has a term of three years with an interest rate on amounts outstanding equal to the one-month LIBOR plus a margin and the yield maintenance fees (as defined in the agreements). The Company also agreed to pay fees of $8.9 million upon closing and approximately $10.3 million annually plus a non-usage fee based on the difference between the average daily outstanding balance for the current month and the maximum credit amount under the facility, as well as the lender's out-of-pocket expenses. Advances under this facility are collateralized by specified pledged loans and additional credit support was created by granting a security interest in substantially all of the Company's interest-only strips and residual interests which the Company contributed to a special purpose entity organized by it to facilitate this transaction.

   This $250.0 million facility contains representations and warranties, events of default and covenants which are customary for facilities of this type, as well as our agreement to: (i) restrict the total amount of indebtedness outstanding under the indenture related to the Company's subordinated debentures to $750.0 million or less; (ii) make quarterly reductions commencing in April 2004 of an amount of subordinated debentures pursuant to the formulas set forth in the loan agreement; (iii) maintain maximum interest rates offered on subordinated debentures not to exceed 10 percentage points above comparable rates for FDIC insured products; and (iv) maintain minimum cash and cash equivalents of not less than $10.0 million. In addition to events of default which are typical for this type of facility, an event of default would occur if: (1) the Company is unable to sell subordinated debentures for more than three consecutive weeks or on more than two occasions in a 12 month period; and (2) certain members of management are not executive officers and a satisfactory replacement is not found within 60 days. The definitive agreements grant the lender an option for a period of 90 days commencing on the first anniversary of entering into the definitive agreements to increase the credit amount on the $250.0 million facility to $400.0 million with additional fees and interest payable by the Company.

   WAIVERS AND AMENDMENTS OF FINANCIAL COVENANTS. As a result of the loss experienced during fiscal 2003, the Company was not in compliance with the terms of certain financial covenants related to net worth, consolidated stockholders' equity and the ratio of total liabilities to consolidated stockholders' equity under two of its principal credit facilities existing at June 30, 2003 (one for $50.0 million and the other for $200.0 million, which was reduced to $50.0 million). The Company obtained waivers from these covenant provisions from both lenders. Commencing August 21, 2003, the lender under the $50.0 million warehouse credit facility

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

7. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


FINANCIAL AND OTHER COVENANTS (CONTINUED)

(which had been amended on December 2002 to add of letter of credit facility) granted the Company a series of waivers for its non-compliance with a financial covenant in that credit facility through November 30, 2003 and on September 22, 2003, in connection with the creation of the new $200.0 million credit facility on the same date, reduced this facility to an $8.0 million letter of credit facility, which secured the lease on the Company's principal executive office. The letter of credit facility expired according to its terms on December 22, 2003, but the underlying letter of credit was renewed for a one year term on December 18, 2003. The Company also entered into an amendment to the $200.0 million credit facility which provided for the waiver of its non-compliance with the financial covenants in that facility, the reduction of the committed portion of this facility from $100.0 million to $50.0 million, the elimination of the $100.0 million non-committed portion of this credit facility and the acceleration of the expiration date of this facility from November 2003 to September 30, 2003. The Company entered into subsequent amendments to this credit facility, which extended the expiration date until October 17, 2003. This facility was paid down in full on October 16, 2003 and expired on October 17, 2003.

   In addition, in light of the losses during the first, second and third quarters of fiscal 2004, the Company requested and obtained waivers or amendments to several credit facilities to address its non-compliance with certain financial covenants.

   The terms of the Company's new $200.0 million credit facility, as amended, required, among other things, that our registration statement registering $295.0 million of subordinated debentures be declared effective by the SEC no later than October 31, 2003, that we obtain a written commitment for another credit facility of at least $200.0 million and close that additional facility by October 3, 2003, and that we have a minimum net worth of $28.0 million at September 30, 2003, $25.0 million at October 31, 2003 and November 30, 2003, $30.0 million at December 31, 2003 and $32.0 million at March 31, 2004.

   The lender under the new $200.0 million facility agreed to extend the deadline for our registration statement to be declared effective by the SEC to November 10, 2003. The Company's registration statement was declared effective on November 7, 2003.

   The lender on the new $200.0 million credit facility agreed to extend the date by which the Company was required to close an additional credit facility of at least $200.0 million from October 3, 2003 to October 8, 2003. The Company subsequently obtained an additional waiver from this lender, which extended this required closing date for obtaining the additional credit facility to October 14, 2003 (this condition was satisfied by the closing of the $250.0 million facility described above). Prior to the closing of the second credit facility, our borrowing capacity on the new $200.0 million facility was limited to $80.0 million.

   This lender also waived the minimum net worth requirements at September 30, 2003, October 31, 2003, November 30, 2003, December 31, 2003 and March 31, 2004 under the $200.0 million credit facility.

   Some of the Company's financial covenants in other credit facilities have minimal flexibility and it cannot say with certainty that it will continue to comply with the terms of all debt covenants. There can be no assurance as to whether or in what form a waiver or modification of terms of these agreements would be granted the Company.

SUBORDINATED DEBENTURES AND SENIOR COLLATERALIZED SUBORDINATED NOTES

   Under a registration statement declared effective by the SEC on November 7, 2003, the Company registered $295.0 million of subordinated debentures. Of the $295.0 million, $181.7 million of debt from this registration statement was available for future issuance as of March 31, 2004.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

7. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


SUBORDINATED DEBENTURES AND SENIOR COLLATERALIZED SUBORDINATED NOTES
(CONTINUED)

   On December 1, 2003, the Company mailed an Exchange Offer to holders of eligible debentures. Holders of such eligible debentures had the ability to exchange their notes for (i) equal amounts of senior collateralized subordinated notes and shares of the Series A Preferred Stock; and/or (ii) dollar-for-dollar for shares of Series A Preferred Stock. Senior collateralized subordinated notes issued in the exchange have interest rates equal to 10 basis points above the eligible debentures tendered. Senior collateralized subordinated notes with maturities of 12 months were issued in exchange for eligible debentures tendered with maturities of less than 12 months, while eligible debentures with maturities greater than 36 months were exchanged for senior collateralized subordinated notes with the same maturity or reduced to 36 months. All other senior collateralized subordinated notes issued in the Exchange Offer have maturities equal to the eligible debentures tendered. The senior collateralized subordinated notes are secured by a security interest in certain cash flows originating from interest-only strips of certain of the Company's subsidiaries held by ABFS Warehouse Trust 2003-1 with an aggregate value of at least an amount equal to 150% of the principal balance of the senior collateralized subordinated notes issued in the Exchange Offer plus priority lien obligations secured by the interest-only strips and/ or the cash flows from the interest-only strips; provided that, such collateral coverage may not fall below 100% of the principal balance of the senior collateralized subordinated notes issued in the Exchange Offer, as determined by the Company on any quarterly balance sheet date. In the event of liquidation, to the extent the collateral securing the senior collateralized subordinated notes is not sufficient to repay these notes, the deficiency portion of the senior collateralized subordinated notes will rank junior in right of payment behind the Company's senior indebtedness and all of the Company's other existing and future senior debt and behind the existing and future debt of our subsidiaries and equally in right of payment with the subordinated debentures, and any future subordinated debentures issued by the Company and other unsecured debt. At March 31, 2004, the Company's interest in the cash flows from the interest-only strips held in the trust, which secure the senior collateralized subordinated notes, totaled $438.5 million, of which $83.1 million represented 150% of the principal balance of the senior collateralized subordinated notes outstanding at March 31, 2004.

   Pursuant to the terms of the Exchange Offer, in the first closing of the Exchange Offer on December 31, 2003, the Company exchanged $73.6 million of outstanding subordinated debentures for 39.1 million shares of Series A Preferred Stock and $34.5 million of senior collateralized subordinated notes. On December 31, 2003, the Company also extended the expiration date of the Exchange Offer to February 6, 2004. As a result of the second closing of the Exchange Offer on February 6, 2004, the Company exchanged an additional $43.6 million of eligible debentures for 22.7 million shares of Series A Preferred Stock and $20.9 million of senior collateralized subordinated notes.

   In the event the Company is unable to offer additional subordinated debentures for any reason, the Company has developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on the Company's current cash flow projections, the Company anticipates being able to make all scheduled payments for maturities of subordinated debentures, senior collateralized subordinated notes and vendor payments.

   The contingent financial restructuring plan is based on actions that the Company would take, in addition to those indicated in its adjusted business strategy, to reduce its operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and scaling back less profitable businesses. No assurance can be given that the Company will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay the subordinated debentures when due.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

7. SUBORDINATED DEBENTURES, SENIOR COLLATERALIZED SUBORDINATED NOTES AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)


SUBORDINATED DEBENTURES AND SENIOR COLLATERALIZED SUBORDINATED NOTES
(CONTINUED)

   The Company's subordinated debentures are subordinated in right of payment to, or subordinate to, the payment in full of all senior debt as defined in the indentures related to such debt, whether outstanding on the date of the applicable indenture or incurred following the date of the indenture. The Company's assets, including the stock it holds in its subsidiaries, are available to repay the subordinated debentures in the event of default following payment to holders of the senior debt. In the event of the Company's default and liquidation of its subsidiaries to repay the debt holders, creditors of the subsidiaries must be paid or provision made for their payment from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the subordinated debentures.

FACILITY FEES

   The Company paid commitment fees and non-usage fees on warehouse lines and operating lines of credit of $2.6 million and $21.5 million in the three and nine months ended March 31, 2004 and $0.4 million during the fiscal year ended June 30, 2003.

8.  STOCKHOLDERS' EQUITY

EXCHANGE OFFER

   On December 1, 2003, the Company mailed an exchange offer to holders of eligible debentures. Holders of such eligible debentures had the ability to exchange their debentures for (i) equal amounts of senior collateralized subordinated notes and shares of Series A Preferred Stock; and/or (ii) dollar-for-dollar for shares of Series A Preferred Stock. See Note 7 for a description of the terms of the senior collateralized subordinated notes.

   Pursuant to the terms of the exchange offer, in the first closing of the exchange offer on December 31, 2003, the Company exchanged $73.6 million of outstanding subordinated debentures for 39.1 million shares of Series A Preferred Stock and $34.5 million of senior collateralized subordinated notes. On December 31, 2003, the Company also extended the expiration date of the Exchange Offer to February 6, 2004. As a result of the second closing of the exchange offer on February 6, 2004, the Company exchanged an additional $43.6 million of eligible subordinated debentures for 22.7 million shares of Series A Preferred Stock and $20.9 million of senior collateralized subordinated notes.

TERMS OF THE SERIES A PREFERRED STOCK

   GENERAL. The Series A Preferred Stock has a par value of $.001 per share and may be redeemed at the Company's option at a price equal to the liquidation value plus accrued and unpaid dividends after the second anniversary of the issuance date.

   LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, the holders of the Series A Preferred Stock will be entitled to receive a liquidation preference of $1.00 per share, plus accrued and unpaid dividends to the date of liquidation. Based on the shares of Series A Preferred Stock outstanding on March 31, 2004, the liquidation value equals $61.8 million.

   DIVIDEND PAYMENTS. Monthly dividend payments will be $0.008334 per share of Series A Preferred Stock (equivalent to $0.10 per share annually or 10% annually of the liquidation value). Payment of dividends on the Series A Preferred Stock is subject to compliance with applicable Delaware state law. Based on the shares of Series A Preferred Stock outstanding on March 31, 2004, the annual dividend requirement equals $6.2 million.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

8.  STOCKHOLDERS' EQUITY (CONTINUED)

TERMS OF THE SERIES A PREFERRED STOCK (CONTINUED)

   CONVERSION INTO SHARES OF COMMON STOCK. On or after the second anniversary of the issuance date (or on or after the one year anniversary of the issuance date if no dividends are paid on the Series A Preferred Stock), each share of the Series A Preferred Stock is convertible at the option of the holder into a number of shares of the Company's common stock determined by dividing: (A) $1.00 plus an amount equal to accrued but unpaid dividends (if the conversion date is prior to the second anniversary of the issuance date because the Series A Preferred Stock has become convertible due to a failure to pay dividends), $1.20 plus an amount equal to accrued but unpaid dividends (if the conversion date is prior to the third anniversary of the issuance date but on or after the second anniversary of the issuance date) or $1.30 plus an amount equal to accrued but unpaid dividends (if the conversion date is on or after the third anniversary of the issuance date) by (B) the market value of a share of the Company's common stock (which figure shall not be less than $5.00 per share regardless of the actual market value on the conversion date). Based on the $5.00 per share market value floor and if each share of Series A Preferred Stock issued in the first exchange offer converted on the anniversary dates listed below, the number of shares of the Company's common stock which would be issued upon conversion follows (shares in thousands):

                                                                     CONVERTIBLE
                                                         NUMBER OF   INTO NUMBER
                                                         PREFERRED    OF COMMON
                                                          SHARES        SHARES
                                                         ---------   -----------
Second anniversary date .............................     61,807        14,834
Third anniversary date ..............................     61,807        16,070

   As described above, the conversion ratio of the Series A Preferred Stock increases during the first three years after its issuance, which provides the holders of the Series A Preferred Stock with a discount on the shares of common stock that will be issued upon conversion. This discount, which is referred to as a beneficial conversion feature, was valued at $5.3 million. The value of the beneficial conversion feature equals the excess of the intrinsic value of the shares of common stock that will be issued upon conversion of the Series A Preferred Stock, over the value of the Series A Preferred Stock on the date it was issued. The $5.3 million will be amortized to the income statement over the three-year period that the holders of the Series A Preferred Stock earn the discount as additional non-cash dividends on the Series A Preferred Stock.

RESTRICTED SHARES GRANTED

   The Company entered into an employment agreement dated December 24, 2003 with an experienced industry professional who directs the wholesale business for the Company. The employment agreement provided for this executive to receive an award of 200,000 restricted shares (220,000 shares after the effect of stock dividends) of the Company's common stock. The vesting of these restricted shares is subject to the executive achieving performance targets for the wholesale business. The restricted shares were issued from the Company's treasury stock with an average cost of $12.69 per share. The market price of the Company's common stock on March 31, 2004 was $3.80 per common share and was used to record unearned compensation on the restricted shares. Unearned compensation will be adjusted as the Company's common stock price changes and will be expensed over the vesting period of the restricted stock.

9.  LEGAL PROCEEDINGS

   On February 26, 2002, a purported class action titled Calvin Hale v. HomeAmerican Credit, Inc., No. 02 C 1606, United States District Court for the Northern District of Illinois, was filed in the Circuit Court of Cook County, Illinois (subsequently removed by Upland Mortgage to the captioned federal court) against our subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage, on behalf of borrowers in

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

9.  LEGAL PROCEEDINGS (CONTINUED)

Illinois, Indiana, Michigan and Wisconsin who paid a document preparation fee on loans originated since February 4, 1997. The case consisted of three purported class action counts and two individual counts. The plaintiff alleged that the charging of, and the failure to properly disclose the nature of, a document preparation fee were improper under applicable state law. In November 2002 the Illinois Federal District Court dismissed the three class action counts and an agreement in principle was reached in August 2003 to settle the matter. The terms of the settlement have been finalized and the action was dismissed on September 23, 2003. The matter did not have a material effect on our consolidated financial position or results of operations. Our lending subsidiaries, including HomeAmerican Credit, Inc. which does business as Upland Mortgage, are involved, from time to time, in class action lawsuits, other litigation, claims, investigations by governmental authorities, and legal proceedings arising out of their lending and servicing activities, in addition to the Calvin Hale action described above. Due to our current expectation regarding the ultimate resolution of these actions, management believes that the liabilities resulting from these actions will not have a material adverse effect on its consolidated financial position or results of operations. However, due to the inherent uncertainty in litigation and because the ultimate resolution of these proceedings are influenced by factors outside of our control, our estimated liability under these proceedings may change or actual results may differ from its estimates.

   Additionally, court decisions in litigation to which we are not a party may also affect our lending activities and could subject us to litigation in the future. For example, in Glukowsky v. Equity One, Inc., (Docket No. A-3202 -
01T3), dated April 24, 2003, to which we are not a party, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey, including alternative mortgage transactions. Although this New Jersey decision is on appeal to the New Jersey Supreme Court which could overrule the decision, the Company is currently evaluating its impact on the Company's future lending activities in the State of New Jersey and results of operations. The Company expects that, as a result of the publicity surrounding "predatory lending" practices and this recent New Jersey court decision regarding the Parity Act, it may be subject to other class action suits in the future.

   On January 21, 2004, January 28, 2004, February 12, 2004 and February 18, 2004, four purported class action lawsuits were filed against the Company and its director and Chief Executive Officer, Anthony Santilli, and its Chief Financial Officer, Albert Mandia, in the United States District Court for the Eastern District of Pennsylvania. The first two suits and the fourth suit also name former director, Richard Kaufman, as a defendant. The complaints are captioned: Weisinger v. American Business Financial Services, Inc. et al, Civil Action No. 04-265; Ruane v. American Business Financial Services, Inc. et al, Civil Action No. 04-400, Operative Plasterers' and Cement Masons' International Employees' Trust Fund v. American Business Financial Services, Inc. et al, Civil Action No. 04-617, and Vieni v. American Business Financial Services, Inc. et al, Civil Action No. 04-687. The lawsuits were brought by purchasers of the Company's common stock who were seeking to represent a class of all purchasers of its common stock for a proposed class period January 27, 2000 through June 25, 2003 with respect to the first two suits and fourth suit filed. A proposed class period for the third suit is January 27, 2000 through June 12, 2003. As of May 3, 2004, no motions for class certification have been filed.

   The first two and fourth lawsuits allege that, among other things, the Company and the named directors and officers violated Sections 10(b) and 20(a) of the Exchange Act. These three lawsuits allege that, among other things, during the applicable class period, the Company's forbearance and foreclosure practices enabled it to, among other things, allegedly inflate its financial results. These three lawsuits appear to relate to the same subject matter as the Form 8-K we filed on June 13, 2003 disclosing a subpoena from the Civil Division of the U.S. Attorney's Office into the Company's forbearance and foreclosure practices. The U.S. Attorney's inquiry was subsequently concluded in December 2003. These three lawsuits seek unspecified compensatory damages, costs and expenses related to bringing the action, and other unspecified relief.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

9.  LEGAL PROCEEDINGS (CONTINUED)

   The third lawsuit alleges that the defendants issued false and misleading financial statements in violation of GAAP, the Exchange Act and SEC rules by entering into forbearance agreements with borrowers, understating default and foreclosure rates and failing to properly adjust prepayment assumptions to hide the impact on net income. This lawsuit seeks unspecified damages, interest, costs and expenses of the litigation, and injunctive or other relief.

   As of May 3, 2004, the four cases were consolidated, and two competing motions for appointment of lead plaintiff were pending before the court.

   On March 15, 2004, a shareholder derivative action was filed against the Company, as a nominal defendant, and its director and Chief Executive Officer, Anthony Santilli, its Chief Financial Officer, Albert Mandia, its directors, Messrs. Becker, DeLuca and Sussman, and its former director Mr. Kaufman, as defendants, in the United States District Court for the Eastern District of Pennsylvania. The complaint is captioned: Osterbauer v. Santilli et al, Civil Action No. 04-1105. The lawsuit was brought nominally on behalf of the Company, as a shareholder derivative action, alleging that the named directors and officers breached their fiduciary duties to the Company, engaged in the abuse of control, gross mismanagement and other violations of law during the period from January 27, 2000 through June 25, 2003. The lawsuit seeks unspecified compensatory damages, equitable or injunctive relief and costs and expenses related to bringing the action, and other unspecified relief. The parties have agreed to stay this case pending disposition of any motion to dismiss the anticipated consolidated amended complaint filed in the putative securities class actions.

   Procedurally, these lawsuits are in a very preliminary stage. The Company believes that it has several defenses to the claims raised by these lawsuits and intends to vigorously defend the lawsuits. Due to the inherent uncertainties in litigation and because the ultimate resolution of these proceedings are influenced by factors outside the Company's control, it is currently unable to predict the ultimate outcome of this litigation or its impact on the Company's financial position or results of operations.

   In addition, from time to time, the Company is involved as plaintiff or defendant in various other legal proceedings arising in the normal course of its business. While the Company cannot predict the ultimate outcome of these various legal proceedings, management believes that the resolution of these legal actions should not have a material effect on the Company's financial position, results of operations or liquidity.

10.  COMMITMENTS

LEASE AGREEMENTS

   The Company moved its corporate headquarters from Bala Cynwyd, Pennsylvania to Philadelphia, Pennsylvania on July 7, 2003. The Company leases office space for its corporate headquarters in Philadelphia, Pennsylvania. The current lease term expires in June 2014. The terms of the rental agreement require increased payments annually for the term of the lease with average minimum annual rental payments of $4.2 million. The Company has entered into contracts, or may engage parties in the future, related to the relocation of its corporate headquarters such as contracts for building improvements to the leased space, office furniture and equipment and moving services. The provisions of the lease and local and state grants provided the Company with reimbursement of a substantial amount of its costs related to the relocation, subject to certain conditions and limitations. The Company does not believe its unreimbursed expenses or unreimbursed cash outlay related to the relocation will be material to its operations.

   The lease requires the Company to maintain a letter of credit in favor of the landlord to secure the Company's obligations to the landlord throughout the term of the lease. The amount of the letter of credit is currently $8.0 million. The stand alone letter of credit is currently issued by JPMorgan Chase.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

10.  COMMITMENTS (CONTINUED)

LEASE AGREEMENTS (CONTINUED)

   The Company continues to lease some office space in Bala Cynwyd under a five-year lease expiring in November 2004 at an annual rental of approximately $0.7 million. The Company performs its loan servicing and collection activities at this office, but expects to relocate these activities to its Philadelphia office by the end of fiscal 2004.

   The Company leases the office space in Roseland, New Jersey and the nine-year lease expires in January 2012. The terms of the rental agreement require increased payments periodically for the term of the lease with average minimum annual rental payments of $0.8 million. The expenses and cash outlay related to the relocation were not material to the Company's operations.

   In connection with the acquisition of the California mortgage broker operation in December 2003, the Company assumed the obligations under a lease for approximately 3,700 square feet of space in West Hills, California. The remaining term of the lease is 2 1/2 years, expiring September 30, 2006 at an annual rental of approximately $0.1 million.

   In connection with the opening of the Irvine, California mortgage broker operation, the Company entered into a sublease on March 4, 2004 for approximately 6,400 square feet of space. The term of the sublease is 1 2/3 years and expires November 30, 2005. The terms of the sublease require average minimum annual rental payments of $0.1 million.

   In connection with the opening of the Maryland mortgage broker operation, the Company entered into a sublease on March 15, 2004 for approximately 10,300 square feet of space in Edgewater, Maryland. The term of the sublease is 3 years and expires March 15, 2007. The terms of the sublease require increased payments annually for the term of the lease with average minimum annual rental payments of $0.2 million.

PERIODIC ADVANCE GUARANTEES

   As the servicer of securitized loans, the Company is obligated to advance interest payments for delinquent loans if we deem that the advances will ultimately be recoverable. These advances can first be made out of funds available in a trust's collection account. If the funds available from the trust's collection account are insufficient to make the required interest advances, then the Company is required to make the advance from its operating cash. The advances made from a trust's collection account, if not recovered from the borrower or proceeds from the liquidation of the loan, require reimbursement from the Company. However, the Company can recover any advances the Company makes from its operating cash from the subsequent month's mortgage loan payments to the applicable trust prior to any distributions to the certificate holders.

   The Company adopted FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" on a prospective basis for guarantees that are issued or modified after December 31, 2002. Based on the requirements of this guidance, the Company is carrying on its balance sheet a $0.7 million liability for its obligations to the ABFS 2003-1 securitization trust which was created in March 2003. This liability represents its estimate of the fair value of periodic interest advances that the Company as servicer of the securitized loans, is obligated to pay to the trust on behalf of delinquent loans. The fair value of the liability was estimated based on an analysis of historical periodic interest advances and recoveries from securitization trusts.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

11.  DERIVATIVE FINANCIAL INSTRUMENTS


HEDGING ACTIVITY

   A primary market risk exposure that the Company faces is interest rate risk. Interest rate risk occurs due to potential changes in interest rates between the date fixed rate loans are originated and the date of securitization. The Company may, from time to time, utilize hedging strategies to mitigate the effect of changes in interest rates between the date loans are originated and the date the fixed rate pass-through certificates to be issued by a securitization trust are priced or the date the terms and pricing for a whole loan sale are fixed.

   The Company recorded the following gains and losses on the fair value of derivative financial instruments accounted for as hedges for the three and nine-month periods ended March 31, 2004 and 2003. Any ineffectiveness related to hedging transactions during the period was immaterial. Ineffectiveness is a measure of the difference in the change in fair value of the derivative financial instrument as compared to the change in the fair value of the item hedged (in thousands):


                                                                                               THREE MONTHS          NINE MONTHS
                                                                                                   ENDED               ENDED
                                                                                                 MARCH 31,            MARCH 31,
                                                                                            ------------------    -----------------
                                                                                              2004      2003        2004     2003
                                                                                            -------    -------    -------   -------
Offset by losses and gains recorded on securitizations:
Gains (losses) on derivative financial instruments ......................................   $    --    $(2,071)   $    --   $(3,806)

Offset by losses and gains recorded on the fair value of hedged items:
Gains (losses) on derivative financial instruments ......................................    (1,066)       (16)    (1,714)   (3,070)

Amount settled in cash - received (paid) ................................................      (927)    (2,619)    (1,619)   (5,041)

   In March 2004, the Company entered into a forward sale agreement providing for the sale of $300.0 million of home equity mortgage loans and business purpose loans at a price of 104.4%. In the month of March 2004, the Company sold $224.0 million of loans under this commitment, recognizing gains of $7.1 million. At March 31, 2004, the Company recorded a gain of $2.1 million on $48.3 million of loans carried on its balance sheet, which are committed for sale under this forward sale commitment in April 2004.

   At March 31, 2004 and 2003, outstanding forward sale commitments, Eurodollar futures contracts and forward starting interest rate swap contracts accounted for as hedges and the related unrealized gains (losses) recorded as assets (liabilities) on the balance sheet for these derivative financial instruments were as follows (in thousands):


                                                                                                        MARCH 31,
                                                                                     ----------------------------------------------
                                                                                            2004                      2003
                                                                                     ---------------------    ---------------------
                                                                                    NOTIONAL    UNREALIZED    NOTIONAL   UNREALIZED
                                                                                      AMOUNT        (LOSS)     AMOUNT      (LOSS)
                                                                                    --------    ----------    --------   ----------
Forward loan sale commitments ...................................................    $76,032      $    --     $    --      $    --
Eurodollar futures contracts ....................................................     50,000         (100)         --           --
Forward starting interest rate swaps ............................................         --           --      47,497       (2,809)

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

11.  DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

TRADING ACTIVITY

   The Company recorded the following gains and losses on forward starting interest rate swap contracts classified as trading for the three and nine-month periods ended March 31, 2004 and 2003 (in thousands):


                                                                                                 THREE MONTHS        NINE MONTHS
                                                                                                     ENDED             ENDED
                                                                                                   MARCH 31,          MARCH 31,
                                                                                                --------------    -----------------
                                                                                                 2004     2003       2004     2003
                                                                                               ------    -----    -------   -------
Trading Gains/(Losses) on forward starting interest rate swaps:
Related to loan pipeline ...................................................................   $   --    $(784)   $    --   $(3,708)
Related to whole loan sales ................................................................       --       --      5,097        --
Amount settled in cash - (paid) ............................................................       --       --     (1,212)   (2,671)

   At March 31, 2004, there were no outstanding derivative financial instruments accounted for as trading activity, which were utilized to manage interest rate risk on loans in our pipeline or expected to be sold in whole loan sale transactions. At March 31, 2003, outstanding forward starting interest rate swap contracts used to manage interest rate risk on loans in the Company's pipeline and associated unrealized losses recorded as liabilities on the balance sheet were as follows (in thousands):

                                                                                                       NOTIONAL   UNREALIZED
                                                                                                        AMOUNT      (LOSS)
                                                                                                       --------   ----------
Forward starting interest rate swaps ..............................................................    $72,503       $(22)

   The Company has an interest rate swap contract, which is not designated as an accounting hedge, designed to reduce the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. Unrealized gains and losses on the interest rate swap contract are due to changes in the interest rate swap yield curve during the periods the contract is in place. Net gains and losses on this interest rate swap contract include the amount of cash settlement with the contract counter party each period. Net gains and losses on this interest rate swap contract for the three and nine-month periods ended March 31, 2004 and 2003 were as follows (in thousands):

                                                                                                    THREE MONTHS      NINE MONTHS
                                                                                                       ENDED             ENDED
                                                                                                      MARCH 31,         MARCH 31,
                                                                                                    -------------    --------------
                                                                                                    2004     2003     2004    2003
                                                                                                    ----    -----    -----   ------
Unrealized gain (loss) on interest rate swap contract ...........................................   $ 47    $ 215    $ 333   $  (80)
Cash interest received (paid) on interest rate swap contract ....................................    (48)    (277)    (305)    (817)
                                                                                                    ----    -----    -----   ------
Net gain (loss) on interest rate swap contract ..................................................   $(1)    $(62)    $  28   $(897)
                                                                                                    ====    =====    =====   ======

   This interest rate swap contract matures in April 2004. Terms of the interest rate swap contract at March 31, 2004 were as follows (dollars in thousands):

        Notional amount ....................................................................................   $     1,372
        Rate received - Floating(a) ........................................................................          1.20%
        Rate paid - Fixed ..................................................................................          2.89%
        Maturity date ......................................................................................    April 2004
        Unrealized loss ....................................................................................   $         1
        Sensitivity to 0.1% change in interest rates .......................................................           (b)

---------------
(a) Rate represents the spot rate for one-month LIBOR paid on the securitized floating interest rate certificate at the end of the period.

(b)  Not meaningful.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

12.  RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

   Following is a reconciliation of the Company's basic and diluted earnings per share calculations (in thousands, except per share data):


                                                                                                THREE MONTHS
                                                                                                   ENDED          NINE MONTHS ENDED
                                                                                                  MARCH 31,            MARCH 31,
                                                                                            ------------------    -----------------
                                                                                              2004       2003       2004      2003
                                                                                            --------    ------    --------   ------
EARNINGS
(a) Net Income...........................................................................   $(33,182)   $  221    $(84,272)  $4,153
                                                                                            ========    ======    ========   ======

AVERAGE COMMON SHARES
(b) Average common shares outstanding....................................................      3,500     3,235       3,336    3,200
    Average potentially dilutive shares..................................................         (i)      178         (ii)     147
                                                                                            --------    ------    --------   ------
(c) Average common and potentially
    dilutive shares......................................................................      3,500     3,413       3,336    3,347
                                                                                            ========    ======    ========   ======
EARNINGS PER COMMON SHARE
Basic(a/b) ..............................................................................   $  (9.57)   $ 0.06    $ (25.26)  $ 1.30
Diluted(a/c) ............................................................................   $  (9.57)   $ 0.05    $ (25.26)  $ 1.24

---------------
(i)  256 shares anti-dilutive for the period

(ii) 128 shares anti-dilutive for the period

13.  SEGMENT INFORMATION

   The Company has three operating segments: Loan Origination, Servicing and Treasury and Funding.

   The Loan Origination segment originates home equity loans typically to credit-impaired borrowers and loans secured by one-to-four family residential real estate, and business purpose loans secured by real estate and other business assets.

   The Servicing segment services the loans originated by the Company both while held as available for sale by the Company and subsequent to securitization. Servicing activities include billing and collecting payments from borrowers, transmitting payments to securitization trust investors, accounting for principal and interest, collections and foreclosure activities and disposing of real estate owned.

   The Treasury and Funding segment offers the Company's subordinated debentures pursuant to a registered public offering and obtains other sources of funding for the Company's general operating and lending activities.

   The All Other caption on the following tables mainly represents segments that do not meet the SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" defined thresholds for determining reportable segments, financial assets not related to operating segments and is mainly comprised of interest-only strips, unallocated overhead and other expenses of the Company unrelated to the reportable segments identified.

   The reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in the summary of significant accounting policies. Management evaluates a segment's performance based upon profit or loss from operations before income taxes.

   Reconciling items represent elimination of inter-segment income and expense items, and are included to reconcile segment data to the consolidated financial statements.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 MARCH 31, 2004

13.  SEGMENT INFORMATION (CONTINUED)


                                                                    TREASURY
NINE MONTHS ENDED                                        LOAN         AND                                RECONCILING
MARCH 31, 2004:                                      ORIGINATION    FUNDING    SERVICING    ALL OTHER       ITEMS      CONSOLIDATED
                                                     -----------    --------   ---------    ---------    -----------   ------------
EXTERNAL REVENUES:
 Gain on sale of loans:
   Securitizations................................     $ 15,107     $     --    $    --     $      --     $      --      $ 15,107
   Whole loan sales...............................       10,207           --         --            --            --        10,207
 Interest income .................................        8,570           19        369        30,959            --        39,917
 Non-interest income .............................        2,668           --     35,269            --       (30,932)        7,005
INTER-SEGMENT REVENUES ...........................           --       48,355         --        27,863       (76,218)           --
OPERATING EXPENSES:
 Interest expense ................................       17,596       47,888       (891)       34,131       (48,355)       50,369
 Non-interest expense ............................       55,788        6,234     27,991        21,566            --       111,579
 Depreciation and amortization ...................        1,727           48        638         3,125            --         5,538
 Securitization assets valuation
   adjustments....................................           --           --         --        37,848            --        37,848
INTER-SEGMENT EXPENSE ............................       58,795           --         --            --       (58,795)           --
INCOME TAX EXPENSE (BENEFIT) .....................      (36,995)      (2,202)     3,002       (14,382)           --       (50,577)
                                                       --------     --------    -------     ---------     ---------      --------
INCOME (LOSS) BEFORE DIVIDENDS ON
 PREFERRED STOCK .................................     $(60,359)    $ (3,594)   $ 4,898     $(23,466)     $      --      $(82,521)
                                                       ========     ========    =======     =========     =========      ========
SEGMENT ASSETS ...................................     $191,017     $254,530    $71,722     $ 512,316     $(131,366)     $898,219
                                                       ========     ========    =======     =========     =========      ========



                                                                    TREASURY
NINE MONTHS ENDED                                        LOAN         AND                                RECONCILING
MARCH 31, 2003:                                      ORIGINATION    FUNDING    SERVICING    ALL OTHER       ITEMS      CONSOLIDATED
                                                     -----------    --------   ---------    ---------    -----------   ------------
EXTERNAL REVENUES:
 Gain on sale of loans:
   Securitizations................................     $170,394     $     --    $     --     $     --     $      --      $170,394
   Whole loan sales...............................           29           --          --           --            --            29
 Interest income .................................        5,930          322         590       34,361            --        41,203
 Non-interest income .............................        6,140            3      33,031           --       (29,949)        9,225
INTER-SEGMENT REVENUES ...........................           --       56,681          --       57,673      (114,354)           --
OPERATING EXPENSES:
 Interest expense ................................       17,263       50,025        (247)      40,697       (56,681)       51,057
 Non-interest expense ............................       37,621        7,068      30,221       49,087            --       123,997
 Depreciation and amortization ...................        2,467           84         885        2,250            --         5,686
 Securitization assets valuation
   adjustment.....................................           --           --          --       33,303            --        33,303
INTER-SEGMENT EXPENSE ............................       87,622           --          --           --       (87,622)           --
INCOME TAX EXPENSE (BENEFIT) .....................       14,633          (67)      1,077      (12,988)           --         2,655
                                                       --------     --------    --------     --------     ---------      --------
INCOME (LOSS) BEFORE DIVIDENDS ON PREFERRED STOCK      $ 22,887     $   (104)   $  1,685     $(20,315)    $      --      $  4,153
                                                       ========     ========    ========     ========     =========      ========
SEGMENT ASSETS ...................................     $100,636     $192,470    $126,763     $647,729     $ (94,659)     $972,939
                                                       ========     ========    ========     ========     =========      ========

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

American Business Financial Services, Inc.

Philadelphia, Pennsylvania

   We have audited the accompanying consolidated balance sheets of American Business Financial Services, Inc. and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flow for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Business Financial Services, Inc. and subsidiaries as of June 30, 2003 and 2002, and the consolidated results of their operations and their cash flow for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman LLP
--------------------------------------
BDO Seidman LLP
Philadelphia, Pennsylvania
August 29, 2003, except for Note 1,
Business Conditions and Note 9, which
are as of September 22, 2003

                            AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                                            CONSOLIDATED BALANCE SHEETS


                                                                                                JUNE 30,
                                                                                         ---------------------
                                                                                            2003        2002
                                                                                         ----------   --------
                                                                                     (DOLLAR AMOUNTS IN THOUSANDS)
ASSETS
Cash and cash equivalents ...........................................................    $   47,475   $108,599
Loan and lease receivables, net
   Available for sale................................................................       271,402     57,677
   Interest and fees.................................................................        15,179     12,292
   Other.............................................................................        23,761      9,028
Interest-only strips (includes the fair value of overcollateralization related cash
  flows of $279,245 and $236,629 at June 30, 2003 and 2002)..........................       598,278    512,611
Servicing rights ....................................................................       119,291    125,288
Receivable for sold loans ...........................................................        26,734         --
Prepaid expenses ....................................................................         3,477      3,640
Property and equipment, net .........................................................        23,302     18,446
Other assets ........................................................................        30,452     28,794
                                                                                         ----------   --------
Total assets ........................................................................    $1,159,351   $876,375
                                                                                         ==========   ========
LIABILITIES
Subordinated debt ...................................................................    $  719,540   $655,720
Warehouse lines and other notes payable .............................................       212,916      8,486
Accrued interest payable ............................................................        45,448     43,069
Accounts payable and accrued expenses ...............................................        30,352     13,690
Deferred income taxes ...............................................................        17,036     35,124
Other liabilities ...................................................................        91,990     50,908
                                                                                         ----------   --------
Total liabilities ...................................................................     1,117,282    806,997
                                                                                         ----------   --------
STOCKHOLDERS' EQUITY
Preferred stock, par value $.001, authorized, 3,000,000 shares at June 30, 2003
  and 1,000,000 shares at June 30, 2002; Issued and outstanding, none                            --         --

Common stock, par value $.001, authorized, 9,000,000 shares; Issued: 3,653,165 shares in 2003 and 3,645,192 shares in 2002 (including Treasury shares of
  411,584 in 2003 and 517,486 in 2002)...............................................             4          4

Additional paid-in capital ..........................................................        23,985     23,985
Accumulated other comprehensive income ..............................................        14,540     11,479
Retained earnings ...................................................................        13,104     47,968
Treasury stock, at cost .............................................................        (8,964)   (13,458)
                                                                                         ----------   --------
                                                                                             42,669     69,978
Note receivable .....................................................................          (600)      (600)
                                                                                         ----------   --------
Total stockholders' equity ..........................................................        42,069     69,378
                                                                                         ----------   --------
Total liabilities and stockholders' equity ..........................................    $1,159,351   $876,375
                                                                                         ==========   ========




                See accompanying notes to financial statements.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME



                                                                                                          YEAR ENDED JUNE 30,
                                                                                                    --------------------------------
                                                                                                      2003        2002       2001
                                                                                                   ---------    --------   --------
                                                                                                     (DOLLAR AMOUNTS IN THOUSANDS
                                                                                                         EXCEPT PER SHARE DATA)
REVENUES
Gain on sale of loans:
   Securitizations.............................................................................    $ 170,950    $185,580   $128,978
   Whole loan sales............................................................................          655       2,448      2,742
Interest and fees..............................................................................       19,395      18,890     19,840
Interest accretion on interest-only strips.....................................................       47,347      35,386     26,069
Servicing income...............................................................................        3,049       5,483      5,700
Other income...................................................................................           10         114          7
                                                                                                   ---------    --------   --------
Total revenues.................................................................................      241,406     247,901    183,336
                                                                                                   ---------    --------   --------
EXPENSES
Interest.......................................................................................       68,098      68,683     56,547
Provision for credit losses....................................................................        6,553       6,457      5,190
Employee related costs.........................................................................       41,601      36,313     28,897
Sales and marketing............................................................................       27,773      25,958     24,947
General and administrative.....................................................................      101,219      74,887     54,570
Securitization assets valuation adjustment.....................................................       45,182      22,053         --
                                                                                                   ---------    --------   --------
Total expenses.................................................................................      290,426     234,351    170,151
                                                                                                   ---------    --------   --------
Income (loss) before provision for income taxes................................................      (49,020)     13,550     13,185
Provision for income tax expense (benefit).....................................................      (19,118)      5,691      5,274
                                                                                                   ---------    --------   --------
Income (loss) before cumulative effect of a change in accounting principle.....................     (29,902)       7,859      7,911
Cumulative effect of a change in accounting principle..........................................           --          --        174
                                                                                                   ---------    --------   --------
Net income (loss)..............................................................................    $ (29,902)   $  7,859   $  8,085
                                                                                                   =========    ========   ========

EARNINGS (LOSS) PER COMMON SHARE
Income (loss) before cumulative effect of a change in accounting principle:
   Basic.......................................................................................    $   (9.32)   $   2.44   $   1.89
   Diluted.....................................................................................    $   (9.32)   $   2.26   $   1.85
Net income (loss):
   Basic.......................................................................................    $   (9.32)   $   2.44   $   1.94
   Diluted.....................................................................................    $   (9.32)   $   2.26   $   1.89
AVERAGE COMMON SHARES (IN THOUSANDS):
   Basic.......................................................................................        3,210       3,227      4,177
   Diluted.....................................................................................        3,210       3,471      4,274





                See accompanying notes to financial statements.

                                     AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                COMMON STOCK
                            --------------------                 ACCUMULATED
                              NUMBER               ADDITIONAL        OTHER                                                TOTAL
                            OF SHARES               PAID-IN     COMPREHENSIVE    RETAINED    TREASURY      NOTE       STOCKHOLDERS'
(AMOUNTS IN THOUSANDS)     OUTSTANDING    AMOUNT    CAPITAL         INCOME       EARNINGS      STOCK     RECEIVABLE      EQUITY
                           -----------    ------   ----------    -------------   --------    --------    ----------   -------------

Balance, June 30, 2000 .      4,424        $ 4       $24,291        $ 5,458      $ 36,850    $ (3,888)     $(600)        $ 62,115

Comprehensive income:
 Net income ............         --         --            --             --         8,085          --         --            8,085
 Unrealized gains on
 interest-only strips ..         --         --            --          4,879            --          --         --            4,879
                              -----        ---       -------        -------      --------    --------      -----         --------
Total comprehensive
 income ................         --         --            --          4,879         8,085          --         --           12,964
Issuance of non-
 employee stock options          --         --          (333)            --            --          --         --             (333)
Cash dividends ($0.26
 per share) ............         --         --            --             --        (1,013)         --         --           (1,013)

Repurchase of treasury
 shares ................       (834)        --            --             --            --      (6,897)        --           (6,897)

Shares issued to
 directors .............          3         --            26             --            --          --         --               26
                              -----        ---       -------        -------      --------    --------      -----         --------

Balance, June 30, 2001 .      3,593          4        23,984         10,337        43,922     (10,785)      (600)          66,862

Comprehensive income:
 Net income ............         --         --            --             --         7,859          --         --            7,859
 Unrealized gains on
 interest-only strips ..         --         --            --          1,142            --          --         --            1,142
                              -----        ---       -------        -------      --------    --------      -----         --------
Total comprehensive
 income ................         --         --            --          1,142         7,859          --         --            9,001
Stock dividend (10% of
 outstanding shares) ...         --         --                           --        (2,979)      2,979         --               --
Cash dividends ($0.28
 per share) ............         --         --            --             --          (834)         --         --             (834)

Repurchase of treasury
 shares ................       (466)        --            --             --            --      (5,652)        --           (5,652)

Exercise of stock
 options ...............          1         --             1             --            --          --         --                1
                              -----        ---       -------        -------      --------    --------      -----         --------

BALANCE, JUNE 30, 2002 .      3,128          4        23,985         11,479        47,968     (13,458)      (600)          69,378

COMPREHENSIVE INCOME
 (LOSS):
 NET LOSS ..............         --         --            --             --       (29,902)         --         --          (29,902)
 UNREALIZED GAINS ON
 INTEREST-ONLY STRIPS ..         --         --            --          3,061            --          --         --            3,061
                              -----        ---       -------        -------      --------    --------      -----         --------
TOTAL COMPREHENSIVE
 INCOME (LOSS) .........         --         --            --          3,061       (29,902)         --         --          (26,841)
EXERCISE OF NON

 EMPLOYEE STOCK OPTIONS          63         --            --             --          (569)        619         --               50
EXERCISE OF EMPLOYEE
 STOCK OPTIONS .........          5         --            --             --           (31)         51         --               20
SHARES ISSUED TO
 EMPLOYEES .............         42         --            --             --          (119)        492         --              373

SHARES ISSUED TO
 DIRECTORS .............          4         --            --             --           (28)         51         --               23
STOCK DIVIDEND (10% OF
 OUTSTANDING SHARES) ...         --         --            --             --        (3,281)      3,281         --               --
CASH DIVIDENDS ($0.32
 PER SHARE) ............         --         --            --             --          (934)         --         --             (934)
                              -----        ---       -------        -------      --------    --------      -----         --------

BALANCE, JUNE 30, 2003 .      3,242        $ 4       $23,985        $14,540      $ 13,104    $ (8,964)     $(600)        $ 42,069
                              =====        ===       =======        =======      ========    ========      =====         ========





                See accompanying notes to financial statements.


                                     AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                                                CONSOLIDATED STATEMENTS OF CASH FLOW



                                                                                                     YEAR ENDED JUNE 30,
                                                                                           ----------------------------------------
                                                                                                2003         2002           2001
                                                                                           -----------    -----------   -----------
                                                                                                 (DOLLAR AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)......................................................................    $   (29,902)   $     7,859   $     8,085
Adjustments to reconcile net income (loss) to net cash used in operating activities:
   Gain on sales of loans -- Securitizations...........................................       (170,950)      (185,580)     (128,978)
   Depreciation and amortization.......................................................         53,614         40,615        30,434
   Interest accretion on interest-only strips..........................................        (47,347)       (35,386)      (26,069)
   Interest-only strips fair value adjustment..........................................         45,182         22,053            --
   Provision for credit losses.........................................................          6,553          6,457         5,190
Loans and leases originated for sale...................................................     (1,732,346)    (1,434,176)   (1,256,090)
Proceeds from sale of loans and leases.................................................      1,458,302      1,443,898     1,218,370
Principal payments on loans and leases.................................................         19,136         12,654         7,658
(Increase) decrease in accrued interest and fees on loan and lease receivables.........         (2,887)         4,257        (3,547)
Purchase of initial overcollateralization on securitized loans.........................        (10,641)            --            --
Required purchase of additional overcollateralization on securitized loans.............        (73,253)       (47,271)      (43,945)
Cash flow from interest-only strips....................................................        160,417        100,692        82,905
Increase (decrease) in prepaid expenses................................................            163           (183)       (1,248)
Increase in accrued interest payable...................................................          2,379         10,370        14,779
Increase (decrease) in accounts payable and accrued expenses...........................         17,037          5,366        (5,252)
Accrued interest payable reinvested in subordinated debt...............................         38,325         31,706        16,026
(Decrease) increase in deferred income taxes...........................................        (22,185)         4,595         4,930
Increase (decrease) in loans in process................................................          5,321            736        (4,012)
Other, net.............................................................................         (2,293)        (1,969)       (8,841)
                                                                                           -----------    -----------   -----------
Net cash used in operating activities..................................................       (285,375)       (13,307)      (89,605)
                                                                                           -----------    -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment, net................................................        (12,450)        (4,472)       (9,210)
Principal receipts and maturity of investments.........................................             36             28           751
                                                                                           -----------    -----------   -----------
Net cash used in investing activities..................................................        (12,414)        (4,444)       (8,459)
                                                                                           -----------    -----------   -----------

                                     AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                                          CONSOLIDATED STATEMENTS OF CASH FLOW (CONTINUED)



                                                                                                        YEAR ENDED JUNE 30,
                                                                                                  ---------------------------------
                                                                                                     2003        2002        2001
                                                                                                  ---------    ---------   --------
                                                                                                    (DOLLAR AMOUNTS IN THOUSANDS)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of subordinated debt...................................................    $ 181,500    $ 224,062   $217,694
Redemptions of subordinated debt..............................................................     (156,005)    (137,998)   (86,446)
Net borrowings (repayments) on revolving lines of credit......................................      179,594      (34,077)     8,095
Principal payments on lease funding facility..................................................       (2,129)      (3,345)    (3,866)
Principal payments under capital lease obligations............................................         (213)          --         --
Repayments of repurchase agreement............................................................           --           --     (3,605)
Net borrowings (repayments) of other notes payable............................................       26,158       (5,156)      (402)
Financing costs incurred......................................................................         (841)      (1,743)    (4,155)
Exercise of employee stock options............................................................           20            1         --
Exercise of non-employee stock options........................................................           50           --         --
Lease incentive receipts......................................................................        9,465           --         --
Cash dividends paid...........................................................................         (934)        (834)    (1,013)
Repurchase of treasury stock..................................................................           --       (5,652)    (6,897)
                                                                                                  ---------    ---------   --------
Net cash provided by financing activities.....................................................      236,665       35,258    119,405
                                                                                                  ---------    ---------   --------
Net (decrease) increase in cash and cash equivalents..........................................      (61,124)      17,507     21,341
Cash and cash equivalents at beginning of year................................................      108,599       91,092     69,751
                                                                                                  ---------    ---------   --------
Cash and cash equivalents at end of year......................................................    $  47,475    $ 108,599   $ 91,092
                                                                                                  =========    =========   ========
SUPPLEMENTAL DISCLOSURES:
Cash paid during the year for:
   Interest...................................................................................    $  27,394    $  26,729   $ 25,620
   Income taxes...............................................................................    $     787    $   1,511   $    662
Noncash transaction recorded for capitalized lease agreement:
   Increase in property and equipment.........................................................    $  (1,020)   $      --   $     --
   Increase in warehouse lines and other notes payable........................................    $   1,020    $      --   $     --




                See accompanying notes to financial statements.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2003

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
   American Business Financial Services, Inc. ("ABFS"), together with its subsidiaries (the "Company"), is a diversified financial services organization operating predominantly in the eastern and central portions of the United States. The Company originates, sells and services business purpose loans and home equity loans through its principal direct and indirect subsidiaries. The Company also processes and purchases home equity loans from other financial institutions through the Bank Alliance Services program.

   The Company's loans primarily consist of fixed interest rate loans secured by first or second mortgages on one-to-four family residences. The Company's customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. The Company originates loans through a combination of channels including a national processing center located at its centralized operating office in Philadelphia, Pennsylvania and a regional processing center in Roseland, New Jersey. The Company's centralized operating office was located in Bala Cynwyd, Pennsylvania prior to July 7, 2003. Prior to June 30, 2003 the Company also originated home equity loans through several retail branch offices. Effective June 30, 2003, the Company no longer originates home equity loans through retail branch offices. In addition, the Company offers subordinated debt securities to the public, the proceeds of which are used for repayment of existing debt, loan originations, operations (including repurchases of delinquent assets from securitization trusts), investments in systems and technology and for general corporate purposes.

   Effective December 31, 1999, the Company de-emphasized and subsequent to that date, discontinued the equipment leasing origination business but continues to service the remaining portfolio of leases.

BUSINESS CONDITIONS

   For its ongoing operations, the Company depends upon frequent financings, including the sale of unsecured subordinated debt securities, borrowings under warehouse credit facilities or lines of credit and the sale of loans through publicly underwritten securitizations. If the Company is unable to renew or obtain adequate funding on acceptable terms through its sale of subordinated debt securities or under a warehouse credit facility, or other borrowings, the lack of adequate funds would adversely impact liquidity and reduce profitability or result in losses. If the Company is unable to securitize or otherwise sell its loans, its liquidity would be reduced and it may incur losses. To the extent that the Company is not successful in maintaining or replacing existing subordinated debt securities upon maturity, or maintaining adequate warehouse credit facilities or lines of credit, or securitizing and selling its loans, it may have to limit future loan originations and further restructure its operations. Limiting loan originations or restructuring operations could impair the Company's ability to repay subordinated debt at maturity and may result in losses. The Company has historically experienced negative cash flow from operations since 1996 primarily because in general, its business strategy of selling loans through securitization has not generated cash flow immediately. For the fiscal year ended June 30, 2003, the Company experienced negative cash flow from operations of $285.4 million.

   In fiscal 2003, the Company recorded a net loss of $29.9 million. The loss was primarily due to the Company's inability to complete its typical quarterly securitization of loans during the fourth quarter of the fiscal year ended June 30, 2003 and to $45.2 million of pre-tax charges for valuation adjustments (compared to $22.1 million of valuation adjustments in the fiscal year ended June 30, 2002) recorded on the Company's securitization assets during the fiscal year ended June 30, 2003. The valuation adjustments reflect the impact of higher than anticipated prepayments on securitized loans experienced in fiscal 2003 due to the low interest rate environment experienced during most of 2003, which has impacted the entire mortgage industry. The valuation adjustment recorded on securitization assets in fiscal 2003 was reduced by a $17.9 million favorable

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 JUNE 30, 2003

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS CONDITIONS (CONTINUED)

valuation impact to the income statement as a result of reducing the discount rates applied in valuing the securitization assets at June 30, 2003. The discount rates were reduced at June 30, 2003 primarily to reflect the impact of the sustained decline in market interest rates. The discount rate on the projected residual cash flows from the Company's interest-only strips was reduced from 13% to 11% at June 30, 2003. The discount rate used to determine the fair value of the overcollateralization portion of the cash flows from interest-only strips was minimally impacted by the decline in interest rates and remained at 7% on average. As a result, the blended rate used to value interest-only strips, including the overcollateralization cash flows, was 9% at June 30, 2003. See Note 4 for more details on the valuation adjustments.

   The Company's inability to complete its typical publicly underwritten securitization during the fourth quarter of fiscal 2003 also adversely impacted the Company's short-term liquidity position. In addition, further advances under a non-committed portion of one of the Company's credit facilities were subject to the discretion of the lender and from June 30, 2003 to August 20, 2003, there were no new advances under the non-committed portion. On August 20, 2003, this credit facility was amended to reduce the committed portion to $50.0 million (from $100.0 million), eliminate the non-committed portion and accelerate its expiration date from November 2003 to no later than September 30, 2003. The Company also had a $300.0 million mortgage conduit facility with a financial institution that enabled the Company to sell its loans into an off-balance sheet facility, which expired pursuant to its terms on July 5, 2003. At June 30, 2003, of the $516.1 million in revolving credit and conduit facilities available to the Company, $453.4 million was drawn upon. The Company's revolving credit facilities and mortgage conduit facility had $62.7 million of unused capacity available at June 30, 2003, which significantly reduced its ability to fund future loan originations until it sells existing loans, extends or expands existing credit facilities or adds new credit facilities. The Company can provide no assurances that it will be able to sell all of its loans, extend or expand existing facilities or add new credit facilities.

   The Company undertook specific remedial actions to address short-term liquidity concerns including entering into an agreement on June 30, 2003 with an investment bank to sell up to $700.0 million of mortgage loans, subject to the satisfactory completion of the purchaser's due diligence review and other conditions, and soliciting bids and commitments from other participants in the whole loan sale market. In total, through August 29, 2003, the Company sold approximately $453.2 million of loans in whole loan sales. The process of selling loans is continuing. The Company also suspended paying quarterly dividends on its common stock.

   On September 22, 2003, the Company entered into definitive agreements with a financial institution for a new $200.0 million credit facility for the purpose of funding our loan originations. Pursuant to the terms of this facility, the Company is required to, among other things: (i) obtain a written commitment for another credit facility of at least $200.0 million and close that additional facility by October 3, 2003 (which condition would be satisfied by the closing of the $250.0 million facility described below); (ii) have a net worth of at least $28.0 million by September 30, 2003; with quarterly increases of $2.0 million thereafter; (iii) apply 60% of its net cash flow from operations each quarter to reduce the outstanding amount of subordinated debt commencing with the quarter ending March 31, 2004; and (iv) provide a parent company guaranty of 10% of the outstanding principal amount of loans under the facility. Prior to the closing of the second facility, borrowing capacity on this $200.0 million credit facility is limited to $80.0 million. This facility has a term of 12 months expiring in September 2004 and is secured by the mortgage loans, which are funded by advances under the facility with interest equal to LIBOR plus a margin. This facility is subject to

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS CONDITIONS (CONTINUED)

representations and warranties and covenants, which are customary for a facility of this type, as well as amortization events and events of default related to the Company's financial condition. These provisions require, among other things, maintenance of a delinquency ratio for the managed portfolio (which represents the portfolio of securitized loans and leases serviced for others) at the end of each fiscal quarter of less than 12.0%, the Company's subordinated debt not to exceed $705.0 million at any time, its ownership of an amount of repurchased loans not to exceed 1.5% of the managed portfolio and its registration statement registering $295.0 million of subordinated debt be declared effective by the SEC no later than October 31, 2003.

   On September 22, 2003, the Company executed a commitment letter for a mortgage warehouse credit facility with a warehouse lender, which consists of a senior secured revolving credit facility of up to $225.0 million to fund loan originations and a secured last out revolver facility up to $25.0 million. The commitment letter is subject to certain conditions, including, among other things: (i) entering into definitive agreements, except as provided in the commitment letter; (ii) the absence of a material adverse change in the Company's business, operations, property, condition (financial or otherwise) or prospects of it or its affiliates; and (iii) the receipt of another credit facility in an amount not less than $200.0 million, subject to terms and conditions acceptable to this lender (which condition is satisfied by the new $200.0 million facility described above). The commitment letter provides that these facilities will have a term of three years with an interest rate on amounts outstanding under the $225.0 million portion of the credit facility equal to the greater of one-month LIBOR plus a margin or the difference between the yield maintenance fee (as defined in the commitment letter) and the one-month LIBOR plus a margin. Advances under this facility would be collateralized by substantially all of the Company's present and future assets including pledged loans and a security interest in substantially all of its interest-only strips and residual interests which will be contributed to a special purpose entity organized by the Company to facilitate this transaction. The Company also agreed to pay fees of approximately $14.6 million annually plus a nonusage fee based on the difference between the average daily outstanding balance for the current month and the maximum credit amount under the facility and the lender's out-of-pocket expenses.

   The Company anticipates that these facilities will be subject to representations and warranties, events of default and covenants which are customary for facilities of this type, as well as its agreement to: (i) maintain sales or renewals of our subordinated debt securities of $10.0 million per month; (ii) restrict total principal and interest outstanding on its subordinated debt to $750.0 million or less; (iii) make quarterly reductions commencing in April 2004 of an amount of subordinated debt outstanding to be determined; (iv) maintain maximum interest rates payable on subordinated debt securities not to exceed 10 percentage points above comparable rates for FDIC insured products; and (v) the lender's receipt of the Company's audited financial statements for the period ended June 30, 2003. The definitive agreements will grant the lender an option at any time after the first anniversary of entering into the definitive agreements to increase the credit amount on the $250.0 million facility to $400.0 million with additional fees payable by the Company plus additional interest as may be required by the institutions or investors providing the lender with these additional funds.
The commitment letter requires that the Company enter into definitive agreements not later than October 17, 2003. While the Company anticipates that it will close this transaction prior to such date, it cannot provide assurance that these negotiations will result in definitive agreements or that such agreements, as negotiated, will be on terms and conditions acceptable to the Company.

   In the event the Company is unable to close these facilities or another facility within the time frame provided under the new $200.0 million credit facility described above, the lender on that facility would be under no obligation to make further advances under the terms of that facility and outstanding advances would have to be repaid over a period of time.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BUSINESS CONDITIONS (CONTINUED)

   After the Company recognized its inability to securitize its loans in the fourth quarter of fiscal 2003, it adjusted its business strategy to emphasize, among other things, more whole loan sales. The Company intends to continue to evaluate both public and privately placed securitization transactions, subject to market conditions.

   At June 30, 2003 there were approximately $322.0 million of subordinated debentures maturing through June 30, 2004. The Company obtains the funds to repay the subordinated debentures at their maturities by securitizing loans, selling whole loans and selling additional subordinated debentures. Cash flow from operations, the issuance of subordinated debentures and lines of credit fund the Company's cash needs. The Company expects these sources of funds to be sufficient to meet its cash needs. The Company could, in the future, generate cash flows by securitizing, selling, or borrowing against its interest-only strips and selling servicing rights generated in past securitizations.

   In the event the Company was for any reason prohibited from offering additional subordinated debentures, the Company has developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on the Company's current cash flow projections, the Company anticipates being able to make all scheduled subordinated debenture maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that the Company would take, in addition to those indicated in its adjusted business strategy, to reduce its operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and scaling back less profitable businesses.

BASIS OF FINANCIAL STATEMENT PRESENTATION

   The consolidated financial statements include the accounts of ABFS and its subsidiaries (all of which are wholly owned). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated. In preparing the consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include, among other things, estimated prepayment, credit loss and discount rates on interest-only strips and servicing rights, estimated servicing revenues and costs, valuation of real estate owned, the net recoverable value of interest and fee receivables and determination of the allowance for credit losses.

   Certain prior period financial statement balances have been reclassified to conform to current period presentation. All outstanding shares, average common shares, earnings per common share and stock option amounts have been retroactively adjusted to reflect the effect of a 10% stock dividend declared May 13, 2004 and a 10% stock dividend declared August 21, 2002 and amounts reported for June 30, 2001 and 2000 have been retroactively adjusted to reflect the effect of a 10% stock dividend declared October 1, 2001. See Note 10 for further description.

CASH AND CASH EQUIVALENTS

   Cash equivalents consist of short-term investments with an initial maturity of three months or less. The Company held restricted cash balances of $11.0 million and $9.0 million related to borrower escrow accounts at June 30, 2003 and June 30, 2002, respectively, and $6.0 million at June 30, 2003 related to deposits for future settlement of interest rate swap contracts. There was no restricted cash related to interest rate swap contracts at June 30, 2002.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOAN AND LEASE RECEIVABLES

   Loan and lease receivables -- Available for sale are loans and leases the Company plans to sell or securitize and are carried at the lower of aggregate cost (principal balance, including unamortized origination costs and fees) or fair value. Fair value is determined by quality of credit risk, types of loans originated, current interest rates, economic conditions, and other relevant factors.

   Loan and lease receivables -- Interest and fees are comprised mainly of accrued interest and fees on loans and leases that are less than 90 days delinquent. Fee receivables include, among other types of fees, forbearance and deferment advances. Under deferment and forbearance arrangements, the Company makes advances to a securitization trust on behalf of a borrower in amounts equal to the delinquent loan payments and may pay taxes, insurance and other fees on behalf of the borrower. As a result of these arrangements the Company resets the contractual status of a loan in its managed portfolio from delinquent to current based upon the borrower's resumption of making their loan payments. These amounts are carried at their estimated net recoverable value.

   Loan and lease receivables -- Other is comprised of receivables for securitized loans. In accordance with the Company's securitization agreements, the Company has the right, but not the obligation, to repurchase a limited amount of delinquent loans from securitization trusts. In accordance with the provisions of SFAS No. 140, the Company has recorded an obligation for the repurchase of loans subject to these removal of accounts provisions, whether or not the Company plans to repurchase the loans. The obligation for the loans' purchase price is recorded in Other liabilities. A corresponding receivable is recorded at the lower of the loans' cost basis or fair value.

ALLOWANCE FOR CREDIT LOSSES

   The Company's allowance for credit losses on available for sale loans and leases is maintained to account for loans and leases that are delinquent and are expected to be ineligible for sale into a securitization, delinquent loans that have been repurchased from securitization trusts and to account for estimates for credit losses on loans and leases that are current. The allowance is calculated based upon management's estimate of its ability to collect on outstanding loans and leases based upon a variety of factors, including, but not limited to, periodic analysis of the available for sale loans and leases, economic conditions and trends, historical credit loss experience, borrowers' ability to repay and collateral considerations. Additions to the allowance arise from the provision for credit losses charged to operations or from the recovery of amounts previously charged-off. Loan and lease charge-offs reduce the allowance. Delinquent loans are charged off when deemed fully uncollectable or when liquidated in a payoff.

LOAN AND LEASE ORIGINATION COSTS AND FEES

   Direct loan and lease origination costs and loan fees such as points and other closing fees are recorded as an adjustment to the cost basis of the related loan and lease receivable. This asset is recognized in the Consolidated Statement of Income, in the case of loans, as an adjustment to the gain on sale recorded at the time the loans are securitized, or in the case of leases, as amortization expense over the term of the leases.

INTEREST-ONLY STRIPS

   The Company sells a majority of its originated loans through securitizations. In connection with these securitizations, the Company receives cash and an interest-only strip, which represents the Company's retained interest in the securitized loans. As a holder of the interest-only strips, the Company is entitled to receive certain excess (or residual) cash flows and overcollateralization cash flows, which are derived from payments made to a trust from the securitized loans after deducting payments to investors in the securitization trust and other miscellaneous fees. These retained interests are carried at their fair value. Fair value is based

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTEREST-ONLY STRIPS (CONTINUED)

on a discounted cash flow analysis which estimates the present value of the future expected residual cash flows and overcollateralization cash flows utilizing assumptions made by management at the time the loans are sold. These assumptions include the rates used to calculate the present value of expected future residual cash flows and overcollateralization cash flows, referred to as the discount rates, and expected prepayment and credit loss rates on the pools of loans sold through securitizations. Cash flows are discounted from the date the cash is expected to be available to the Company (the "cash-out method"). Estimates of prepayment and credit loss rates are made based on management's expectation of future experience, which is based in part on historical experience, current and expected economic conditions and in the case of prepayment rate assumptions, consideration of the impact of changes in market interest rates. Excess cash flows are retained by the trust until certain overcollateralization levels are established. The overcollateralization is the excess of the aggregate principal balances of loans in a securitized pool over investor interests. The overcollateralization serves as credit enhancement for the investors.

   The expected future cash flows from interest-only strips are periodically re-evaluated. The current assumptions for prepayment and credit loss rates are monitored against actual experience and other economic conditions and are changed if deemed necessary.

   The securitization trusts and their investors have no recourse to other assets of the Company for failure of the securitized loans to pay when due.

SERVICING RIGHTS

   When loans are sold through a securitization, the servicing of the loans is retained and the Company capitalizes the benefit associated with the rights to service securitized loans.

   Servicing rights represent the rights to receive contractual servicing fees from securitization trusts and ancillary fees from borrowers net of adequate compensation that would be required by a substitute servicer. Servicing rights are carried at the lower of cost or fair value. Fair value represents the present value of projected net cash flows from servicing. The projected cash flows from servicing fees incorporate assumptions made by management, including prepayment rates, credit loss rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization.

   Amortization of the servicing rights asset for securitized loans is calculated individually for each securitized loan pool and is recognized in proportion to servicing income on that particular pool of loans.

   The expected future cash flows from servicing rights are periodically re-evaluated. The current assumptions for prepayment and credit loss rates are monitored against actual experience and other economic conditions and are changed if deemed necessary. If the Company's analysis indicates the carrying value of servicing rights are not recoverable through future cash flows from contractual servicing and other ancillary fees, a valuation allowance would be required.

RECEIVABLE FOR SOLD LOANS

   Receivable for sold loans represents a receivable held by the Company for loans sold on a whole loan basis which have closed but not yet settled in cash.

PREPAID ASSETS

   Prepaid assets are comprised mainly of amounts paid for insurance coverage and printed marketing materials and customer lists, which have not yet been utilized. Costs for printed materials and customer lists are expensed as they are utilized. Other marketing and advertising costs are expensed as incurred.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 JUNE 30, 2003

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

   Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the assets ranging from 3 to 15 years.

FINANCING COSTS AND AMORTIZATION

   Financing costs incurred in connection with public offerings of subordinated debt securities are recorded in other assets and are amortized over the term of the related debt.

INVESTMENTS HELD TO MATURITY

   Investments classified as held to maturity recorded in other assets consist of asset-backed securities that the Company has the positive intent and ability to hold to maturity. These investments are stated at amortized cost.

REAL ESTATE OWNED

   Property acquired by foreclosure or in settlement of loan receivables is recorded in other assets, and is carried at the lower of the cost basis in the loan or fair value of the property less estimated costs to sell.

GOODWILL

   Goodwill is recorded in other assets and represents the excess of cost over the fair value of the net assets acquired from the Company's 1997 acquisition of New Jersey Mortgage and Investment Corp. (now American Business Mortgage Services, Inc.). The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" in July 2001. In accordance with SFAS No. 142, the amortization of goodwill was discontinued. The Company performs periodic reviews for events or changes in circumstances that may indicate that the carrying amount of goodwill might exceed the fair value, which would require an adjustment to the goodwill balance for the amount of impairment. At June 30, 2003, no goodwill impairment existed. For segment reporting purposes, the goodwill balance is allocated to the loan origination segment. See Note 20 for segment reporting.

REVENUE RECOGNITION

   The Company derives its revenue principally from gains on sales of loans, interest accretion on interest-only strips, interest and fee income on loans and leases, and servicing income. Gains on sales of loans through securitizations represent the difference between the net proceeds to the Company, including retained interests in the securitization and the allocated cost of loans or leases securitized. The allocated cost of loans securitized is determined by allocating their net carrying value between the loans, the interest-only strips and the servicing rights retained by the Company based upon their relative fair values. Gains on loans sold with servicing released, referred to as whole loan sales, are the difference between the net proceeds from the sale and the loans' net carrying value. The net carrying value of loans is equal to their principal balance plus unamortized origination costs and fees.

   Interest accretion income represents the yield component of cash flows received on interest-only strips. The Company uses a prospective approach to estimate interest accretion. As previously discussed, the Company updates estimates of residual cash flow from the securitizations. Under the prospective approach, when it is probable that there is a favorable or unfavorable change in estimated residual cash flow from the cash flow previously projected, the Company recognizes a larger or smaller percentage of the cash flow as

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

interest accretion. Any change in value of the underlying interest-only strip could impact the current estimate of residual cash flow earned from the securitizations. For example, a significant change in market interest rates could increase or decrease the level of prepayments, thereby changing the size of the total managed loan portfolio and related projected cash flows.

   Interest and fee income consists of interest earned on loans and leases while held in the Company's managed portfolio, and other ancillary fees collected in connection with loan origination. Interest income is recognized based on the simple interest or scheduled interest method depending on the original structure of the loan. Accrual of interest income is suspended when the receivable is contractually delinquent for 90 days or more. The accrual is resumed when the receivable becomes contractually current, and past-due interest income is recognized at that time. In addition, a detailed review will cause earlier suspension if collection is doubtful.

   Servicing income is recognized as contractual fees and other fees for servicing loans and leases are incurred, net of amortization of servicing rights assets.

DERIVATIVE FINANCIAL INSTRUMENTS

   A primary market risk exposure that the Company faces is interest rate risk. Interest rate risk occurs due to potential changes in interest rates between the date fixed rate loans are originated and the date a securitization is priced or the date the terms and pricing for a whole loan sale is fixed.

   From time to time, derivative financial instruments are utilized in an attempt to mitigate the effect of changes in interest rates between the date loans are originated at fixed interest rates and the date the fixed interest rate pass-through certificates to be issued by a securitization trust are priced or the date the terms and pricing for a whole loan sale are fixed. Generally, the period between loan origination and pricing of the pass-through interest rate or whole loan sale is less than three months. The types of derivative financial instruments used to hedge the effects of changes in fair value due to interest rate changes may include interest rate swaps, futures and forward contracts. The nature and quantity of hedging transactions are determined based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases.

   At the time the derivative contracts are executed, they are specifically designated as hedges of mortgage loans or the Company's residual interests in mortgage loans in its mortgage conduit facility, which the Company would expect to be included in a term securitization or sold in whole loan sale transactions at a future date. The mortgage loans and mortgage loans underlying the residual interests in mortgage pools consist of essentially similar pools of fixed interest rate loans, collateralized by real estate (primarily residential real estate) with similar maturities and similar credit characteristics. Fixed interest rate pass-through certificates issued by securitization trusts are generally priced to yield an interest rate spread above interest rate swap yield curves with maturities to match the maturities of the interest rate pass-through certificates. The Company may hedge potential interest rate changes in interest rate swap yield curves with forward starting interest rate swaps, Eurodollar futures, forward treasury sales or derivative contracts of similar underlying securities.

   This practice has provided strong correlation between the Company's hedge contracts and the ultimate pricing the Company will receive on the subsequent securitization. The unrealized gain or loss derived from these derivative financial instruments, which are designated as fair value hedges, is reported in earnings as it occurs with an offsetting adjustment to the fair value of the item hedged. The fair value of derivative

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

financial instruments is based on quoted market prices. The fair value of the items hedged is based on current pricing of these assets in a securitization or whole loan sale. Cash flow related to hedging activities is reported as it occurs. The effectiveness of the Company's hedges is continuously monitored. If correlation did not exist, the related gain or loss on the hedged item would no longer be recognized as an adjustment to income.

   Generally, the Company does not enter into derivative financial instrument contracts for trading purposes. However, the Company has entered into derivative financial instrument contracts which are not designated as accounting hedges and are therefore accounted for as trading assets or liabilities. These contracts have been used to protect the future securitization spreads on loans in the Company's pipeline and to reduce the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR.

   Loans in the pipeline represent loan applications for which the Company is in the process of obtaining all the documentation required for a loan approval or approved loans, which have not been accepted by the borrower and are not considered to be firm commitments.

   The structure of certain securitization trusts includes a floating interest rate tranche based on one-month LIBOR plus an interest rate spread. Floating interest rate tranches in a securitization expose the Company to gains or losses due to changes in the fair value of the interest-only strip from changes in the floating interest rate paid to the certificate holders. In order to manage this exposure, the Company has entered into an interest rate swap agreement to lock in a fixed interest rate on the Company's third quarter fiscal 2002 securitization's variable rate tranche. The swap agreement requires a net cash settlement on a monthly basis of the difference between the fixed interest rate on the swap and the LIBOR paid on the certificates. The fair value of this swap agreement is based on estimated market values for the sale of the contract provided by a third party. The fair value of the contract is recorded in other assets or other liabilities as appropriate. Net changes in the fair value during a period are included in administrative expenses in the Statement of Income. The interest-only strips are held as available for sale securities and therefore changes in the fair value of the interest-only strips are recorded as a component of equity unless the fair value of the interest-only strip falls below its cost basis, which would require a write down through current period income.

   The interest rate sensitivity for $63.0 million of floating interest rate certificates issued from the 2003-1 securitization trust is managed by an interest rate cap which was entered into by the trust at the inception of the securitization. This interest rate cap limits the one-month LIBOR to a maximum rate of 4.0% and was structured to automatically unwind as the floating interest rate certificates pay down. See Note 18 for further discussion of the Company's use of derivative financial instruments.

INCOME TAXES

   The Company and its subsidiaries file a consolidated federal income tax return. Under the asset and liability method used by the Company to provide for income taxes, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis carrying amounts of existing assets and liabilities.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK OPTIONS

   The Company has stock option plans that provide for the periodic granting of options to key employees and non-employee directors. The Company accounts for stock options issued under these plans using the intrinsic value method of APB Opinion No. 25 "Accounting for Stock Issued to Employees", and accordingly, no expense is recognized where the exercise price equals or exceeds the fair value of the common stock at the date of grant. Had the Company accounted for stock options granted under these plans using the fair value method of SFAS
No. 123 and SFAS No. 148, pro forma net income and earnings per share would have been as follows (in thousands, except per share amounts):


                                                                                                            YEAR ENDED JUNE 30,
                                                                                                        ---------------------------
                                                                                                           2003      2002     2001
                                                                                                        --------    ------   ------
Net income (loss), as reported......................................................................    $(29,902)   $7,859   $8,085
Stock based compensation costs, net of tax effects included in reported net
 income.............................................................................................          --        --     (174)
Stock based compensation costs, net of tax effects determined under fair value
 method for all awards..............................................................................        (130)     (170)      83
                                                                                                        --------    ------   ------
Pro forma...........................................................................................    $(30,032)   $7,689   $7,994
                                                                                                        ========    ======   ======

Earnings (loss) per share -- basic
 As reported........................................................................................    $  (9.32)   $ 2.44   $ 1.94
 Pro forma..........................................................................................       (9.35)     2.38     1.95
Earnings (loss) per share -- diluted
 As reported........................................................................................    $  (9.32)   $ 2.26   $ 1.89
 Pro forma..........................................................................................       (9.35)     2.22     1.91

RECENT ACCOUNTING PRONOUNCEMENTS

   In November 2002, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. ("FIN") 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 standardizes practices related to the recognition of a liability for the fair value of a guarantor's obligation. The rule requires companies to record a liability for the fair value of its guarantee to provide or stand ready to provide services, cash or other assets. The rule applies to contracts that require a guarantor to make payments based on an underlying factor such as change in market value of an asset, collection of the scheduled contractual cash flows from individual financial assets held by a special purpose entity ("SPE"), non-performance of a third party, for indemnification agreements, or for guarantees of the indebtedness of others among other things. The provisions of FIN 45 are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The disclosure requirements were effective for statements of annual or interim periods ending after December 15, 2002.

   Based on the requirements of this guidance for the year ended June 30, 2003, the Company has recorded a $0.7 million liability in conjunction with the sale of mortgage loans to the ABFS 2003-1 securitization trust which occurred in March 2003. This liability represents the fair value of periodic interest advances that the Company, as servicer of the securitized loans, is obligated to pay on behalf of delinquent loans in the trust. The recording of this liability reduces the gain on sale recorded for the securitization. The
Company would expect to record a similar liability for any subsequent securitization as it occurs. The amount of the liability that will be recorded is dependent mainly on the volume of loans the Company securitizes, the expected performance of those loans and the interest rates of the loans. In the year ended June 30, 2003, the

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

adoption of FIN 45 reduced net income by approximately $0.4 million and diluted earnings per share by $0.12. See Note 14 for further detail of this obligation.

   In December 2002, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 148 "Accounting for Stock-Based Compensation -- Transition and Disclosure." SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation and requires pro forma disclosures of the effect on net income and earnings per share had the fair value method been included in annual and interim reports and disclosure of the effect of the transition method used if the accounting method was changed. SFAS No. 148 is effective for annual reports of fiscal years beginning after December 15, 2002 and interim reports for periods beginning after December 15, 2002. The Company plans to continue using the intrinsic value method of accounting for stock-based compensation and therefore the new rule will have no effect on the Company's financial condition or results of operations. The Company has adopted the new standard related to disclosure in the interim period beginning January 1, 2003. See
Note 12 for further detail.

   In April 2003, the FASB began reconsidering the current alternatives available for accounting for stock-based compensation. Currently, the FASB is continuing its deliberations on this matter. The Company cannot predict whether the guidance will change the Company's current accounting for stock-based compensation, or what effect, if any, changes may have on the Company's current financial condition or results of operations.

   In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities." FIN 46 provides guidance on the identification of variable interest entities that are subject to consolidation requirements by a business enterprise. A variable interest entity subject to consolidation requirements is an entity that does not have sufficient equity at risk to finance its operations without additional support from third parties and the equity investors in the entity lack certain characteristics of a controlling financial interest as defined in the guidance. SPEs are one type of entity, which under certain circumstances may qualify as a variable interest entity. Although the Company uses unconsolidated SPEs extensively in its loan securitization activities, the guidance will not affect the Company's current consolidation policies for SPEs as the guidance does not change the guidance incorporated in SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which precludes consolidation of a qualifying SPE by a transferor of assets to that SPE. FIN 46 will therefore have no effect on the Company's financial condition or results of operations and would not be expected to affect it in the future. In March 2003, the FASB announced that it is reconsidering the permitted activities of a qualifying SPE. The Company cannot predict whether the guidance will change or what effect, if any, changes may have on the Company's current consolidation policies for SPEs.

   In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to clarify the financial accounting and reporting for derivative instruments and hedging activities. SFAS No. 149 is intended to improve financial reporting by requiring comparable accounting methods for similar contracts. SFAS No. 149 is effective for contracts entered into or modified subsequent to June 30, 2003. The requirements of SFAS No. 149 do not affect the Company's current accounting for derivative instruments or hedging activities and therefore will have no effect on the Company's financial condition or results of operations.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)
   In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires an issuer to classify certain financial instruments, such as mandatorily redeemable shares and obligations to repurchase the issuer's equity shares, as liabilities. The guidance is effective for financial instruments entered into or modified subsequent to May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. The Company does not have any instruments with such characteristics and does not expect SFAS No. 150 to have a material impact on the financial condition or results of operations.

2.  LOAN AND LEASE RECEIVABLES

   Loan and lease receivables -- Available for sale were comprised of the following (in thousands):

                                                                                                             JUNE 30,
                                                                                                        ------------------
                                                                                                          2003       2002
                                                                                                        --------   -------
Real estate secured loans (a) ......................................................................    $270,096   $53,171
Leases, net of unearned income of $550 and $668 (b) ................................................       4,154     8,211
                                                                                                        --------   -------
                                                                                                         274,250    61,382
Less: allowance for credit losses on loan and lease receivables available for sale..................       2,848     3,705
                                                                                                        --------   -------
                                                                                                        $271,402   $57,677
                                                                                                        ========   =======

---------------
(a) Includes deferred direct loan origination costs of $6.8 million and $1.4 million at June 30, 2003 and June 30, 2002, respectively.

(b) Includes deferred direct lease origination costs of $28 thousand and $0.4 million at June 30, 2003 and June 30, 2002, respectively.

   Real estate secured loans have contractual maturities of up to 30 years.

   At June 30, 2003 and June 30, 2002, the accrual of interest income was suspended on real estate secured loans of $5.4 million and $7.0 million, respectively. The allowance for loan losses includes reserves established for expected losses on these loans in the amount of $1.4 million and $2.9 million at June 30, 2003 and June 30, 2002, respectively.

   Average balances of non-accrual loans during the years ended June 30, 2003 and 2002 were $8.6 million and $6.7 million, respectively.

   Substantially all leases are direct finance-type leases whereby the lessee has the right to purchase the leased equipment at the lease expiration for a nominal amount.

   Loan and lease receivables -- Interest and fees are comprised mainly of accrued interest and fees on loans and leases that are less than 90 days delinquent. Fee receivables include, among other types of fees, forbearance and deferment advances. Under deferment and forbearance arrangements, the Company makes advances to a securitization trust on behalf of a borrower in amounts equal to the delinquent principal and interest and may pay taxes, insurance and other fees on behalf of the borrower. These arrangements permit the Company to reset the contractual status of a loan in its managed portfolio from delinquent to current based upon the borrower's resumption of making their loan payments. These amounts are carried at their estimated net recoverable value.

   Loan and lease receivables -- Other is comprised of receivables for securitized loans. In accordance with the Company's securitization agreements, the Company has the right, but not the obligation, to

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

2.  LOAN AND LEASE RECEIVABLES (CONTINUED)

repurchase a limited amount of delinquent loans from securitization trusts. Repurchasing delinquent loans from securitization trusts benefits the Company by allowing it to limit the level of delinquencies and losses in the securitization trusts and as a result, the Company can avoid exceeding specified limits on delinquencies and losses that trigger a temporary reduction or discontinuation of cash flow from its interest-only strips until the delinquency or loss triggers are no longer exceeded. The Company's ability to repurchase these loans does not disqualify it for sale accounting under SFAS No. 140, which was adopted on a prospective basis in the fourth quarter of fiscal 2001, or other relevant accounting literature because the Company is not required to repurchase any loan and its ability to repurchase a loan is limited by contract.

   In accordance with the provisions of SFAS No. 140, the Company has recorded an obligation for the repurchase of loans subject to these removal of accounts provisions, whether or not the Company plans to repurchase the loans. The obligation for the loans' purchase price is recorded in other liabilities. A corresponding receivable is recorded at the lower of the loans' cost basis or fair value.

3.  ALLOWANCE FOR CREDIT LOSSES

   The activity for the allowance of credit losses is summarized as follows (in thousands):

                                                                                                           YEAR ENDED JUNE 30,
                                                                                                      -----------------------------
                                                                                                        2003      2002       2001
                                                                                                      -------    -------   --------
Balance at beginning of year......................................................................    $ 3,705    $ 2,480   $  1,289
Provision for credit losses:
 Business purpose loans...........................................................................      1,189      1,721      1,503
 Home equity loans................................................................................      5,000      3,417      2,600
 Equipment leases.................................................................................        364      1,319      1,087
                                                                                                      -------    -------   --------
Total provision...................................................................................      6,553      6,457      5,190
                                                                                                      -------    -------   --------
Charge-offs, net of recoveries:
 Business purpose loans...........................................................................     (1,984)      (924)   (1,374)
 Home equity loans................................................................................     (4,913)    (2,892)   (1,634)
 Equipment leases.................................................................................       (513)    (1,416)     (991)
                                                                                                      -------    -------   --------
Total charge-offs, net............................................................................     (7,410)    (5,232)   (3,999)
                                                                                                      -------    -------   --------
Balance at end of year                                                                                $ 2,848    $ 3,705   $  2,480
                                                                                                      =======    =======   ========
Ratio of losses in the portfolio during the period to the average managed portfolio (a)                  0.90%      0.60%      0.53%
Ratio of allowance to loans and leases available for sale                                                1.04%      6.04%      2.49%

---------------
(a) The average managed portfolio includes loans and leases held as available for sale and securitized loans and leases serviced for others. See Note 6 for detail of the total managed portfolio.

   Recoveries of loans and leases previously charged-off were $402 thousand, $302 thousand and $434 thousand during the years ended June 30, 2003, 2002 and 2001, respectively.

   While the Company is under no obligation to do so, at times it elects to repurchase delinquent loans from the securitization trusts, some of which may be in foreclosure. The Company elects to repurchase loans in situations requiring more flexibility for the administration and collection of these loans in order to maximize their economic recovery and to avoid temporary discontinuations of residual or stepdown overcollateralization cash flow from securitization trusts. The purchase price of a delinquent loan is at the loan's outstanding contractual balance. A foreclosed loan is one where the Company, as servicer, has initiated

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

3.  ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

formal foreclosure proceedings against the borrower and a delinquent loan is one that is 31 days or more past due.

   The foreclosed and delinquent loans the Company typically elects to repurchase are usually 90 days or more delinquent and the subject of completed foreclosure proceedings or where a completed foreclosure is imminent. The related charge-offs on these repurchased loans are included in the provision for credit losses in the period of charge-off. The following table summarizes the principal balances of loans and real estate owned (REO) repurchased from securitization trusts (dollars in thousands):


                                                                                                            YEAR ENDED JUNE 30,
                                                                                                       ----------------------------
                                                                                                         2003      2002       2001
                                                                                                       -------    -------   -------
Business purpose loans.............................................................................    $16,252    $ 6,669   $ 4,501
Home equity loans..................................................................................     38,775     23,571    10,549
                                                                                                       -------    -------   -------
Total..............................................................................................    $55,027    $30,240   $15,050
                                                                                                       =======    =======   =======
Number of loans repurchased........................................................................        637        341       154
                                                                                                       =======    =======   =======


   The Company received $37.6 million, $19.2 million and $10.9 million of proceeds from the liquidation of repurchased loans and REO for the years ended June 30, 2003, 2002 and 2001, respectively. The Company had repurchased loans remaining on the balance sheet in the amounts of $5.1 million, $7.3 million and $2.8 million at June 30, 2003, 2002 and 2001, respectively and REO of $4.5 million, $2.1 million and $2.0 million at June 30, 2003, 2002 and 2001, respectively.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 JUNE 30, 2003

4.  SECURITIZATIONS

   The following schedule details loan and lease securitizations (dollars in millions):


                                                                                                         YEAR ENDED JUNE 30,
                                                                                                    -------------------------------
                                                                                                      2003        2002       2001
                                                                                                    --------    --------   --------
Loans and leases securitized:
 Business purpose loans.........................................................................    $  112.0    $  129.1   $  109.9
 Home equity loans..............................................................................     1,311.7     1,222.0      992.2
                                                                                                    --------    --------   --------
                                                                                                    $1,423.7    $1,351.1   $1,102.1
                                                                                                    ========    ========   ========
Number of term securitizations:
 Business purpose and home equity loans.........................................................           3           4          4
Cash proceeds:
 Business purpose and home equity loans.........................................................    $1,445.0    $1,374.6   $1,113.8
Gains:
 Business purpose and home equity loans.........................................................    $  171.0    $  185.6   $  129.0

   The table below summarizes certain cash flows received from and paid to securitization trusts (in millions):


                                                             YEAR ENDED JUNE 30,
                                                             -------------------
                                                               2003       2002
                                                             --------   --------
Proceeds from new securitizations .......................    $1,445.0   $1,374.6
Contractual servicing fees received .....................        44.9       35.3
Other cash flows received on retained interests (a) .....        87.2       53.4
Purchases of delinquent or foreclosed assets ............       (55.0)     (30.2)
Servicing advances ......................................       (11.6)      (7.5)
Reimbursement of servicing advances .....................        10.2        7.2

---------------
(a) Amount is net of required purchases of additional overcollateralization.

   The Company's securitizations involve a two-step transfer that qualified for sale accounting under SFAS No. 125 and also qualify under SFAS No. 140. First, the Company sells the loans to an SPE, which has been established for the limited purpose of buying and reselling the loans and establishing a true sale under legal standards. Next, the SPE sells the loans to a qualified SPE, which is a trust transferring title of the loans and isolating those assets from the Company's assets. Finally, the trust issues certificates to investors to raise the cash purchase price for the loans being sold, collects proceeds on behalf of the certificate holders, distributes proceeds and is a distinct legal entity, independent from the Company.

   The Company also used SPEs in the sales of loans to a $300.0 million off-balance sheet mortgage conduit facility. Sales into the off-balance sheet facility involved a two-step transfer that qualified for sale accounting under SFAS No. 140, similar to the process described above. This facility had a revolving feature and could be directed by the sponsor to dispose of the loans. Typically, the loans were disposed of by securitizing the loans in a term securitization. The third party note purchaser also has the right to have the loans sold in whole loan sale transactions. Under this off-balance sheet facility arrangement, the loans had been isolated from the Company and its subsidiaries and as a result, transfers to the facility were treated as sales for financial reporting purposes. When loans were sold to this facility, the Company assessed the likelihood that the sponsor would transfer the loans into a term securitization. As the sponsor had typically transferred the loans to a term securitization prior to the fourth quarter of fiscal 2003, the amount of gain on sale recognized for loans sold to this facility was estimated based on the terms the Company would obtain in a term securitization rather than the terms of this facility. For the fourth quarter of fiscal 2003, the likelihood that the facility sponsor would ultimately transfer the underlying loans to a term securitization was

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

4.  SECURITIZATIONS (CONTINUED)

significantly reduced and the amount of gain recognized for loans sold to this facility was based on terms expected in a whole loan sale transaction. The Company's ability to sell loans into this facility expired pursuant to its terms on July 5, 2003. At June 30, 2003, the off-balance sheet mortgage conduit facility held loans with principal balance due of $275.6 million as assets and owed $267.5 million to third parties. Through August 29, 2003, $214.7 million of the loans in the facility at June 30, 2003 were sold in whole loan sales as directed by the facility sponsor.

   Prior to March 2001, the Company had an arrangement with a warehouse lender, which included an off-balance sheet facility. The sale into this off-balance sheet conduit facility involved a two step transfer that also qualified for sale accounting under SFAS No. 125. The Company terminated this facility in March 2001.

   During the year ended June 30, 2003, the Company recorded total pre-tax valuation adjustments on our securitization assets of $63.3 million, of which $45.2 million was charged to the income statement and $18.1 million was charged to other comprehensive income. The breakout of the total adjustments in fiscal 2003 between interest-only strips and servicing rights was as follows:

   o The Company recorded total pre-tax valuation adjustments on our interest only-strips of $58.0 million, of which, in accordance with the provisions of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and Emerging Issues Task Force guidance on issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets", referred to as EITF 99-20 in this document, $39.9 million was charged to the income statement and $18.1 million was charged to other comprehensive income. The valuation adjustment reflects the impact of higher than anticipated prepayments on securitized loans experienced in fiscal 2003 due to the low interest rate environment experienced during fiscal 2003. The valuation adjustment on interest-only strips for fiscal 2003 was reduced by a $20.9 million favorable valuation impact as a result of reducing the discount rates applied in valuing the interest-only strips at June 30, 2003. The amount of the valuation adjustment charged to the income statement was reduced by a $10.8 million favorable valuation impact as a result of reducing the discount rates and the charge to other comprehensive income was reduced by $10.1 million for the favorable impact of reducing discount rates. The discount rates were reduced at June 30, 2003 primarily to reflect the impact of the sustained decline in market interest rates. The discount rate on the projected residual cash flows from the Company's interest-only strips was reduced from 13% to 11% at June 30, 2003. The discount rate used to determine the fair value of the overcollateralization portion of the cash flows from interest-only strips was minimally impacted by the decline in interest rates and remained at 7% on average. As a result, the blended rate used to value interest-only strips, including the overcollateralization cash flows, was 9% at June 30, 2003.

   o The Company recorded total pre-tax valuation adjustments on our servicing rights of $5.3 million, which was charged to the income statement. The valuation adjustment reflects the impact of higher than anticipated prepayments on securitized loans experienced in fiscal 2003 due to the low interest rate environment experienced during fiscal 2003. The valuation adjustment on servicing rights for fiscal 2003 was reduced by a $7.1 million favorable valuation impact as a result of reducing the discount rate applied in valuing the servicing rights at June 30, 2003. The discount rate was reduced at June 30, 2003 primarily to reflect the impact of the sustained decline in market interest rates. The discount rate on the Company's servicing rights was reduced from 11% to 9% at June 30, 2003.

   The write down reduced net income by $27.6 million and increased the diluted loss per share by $9.45 in fiscal 2003.

   Although beginning in the second quarter of fiscal 2002 the Company increased its prepayment rate assumptions used to value the interest-only strips, prepayment rates throughout the mortgage industry continued to increase and the Company's prepayment experience continued to exceed even its revised assumptions. Based on current economic conditions, published mortgage industry surveys and the Company's

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

4.  SECURITIZATIONS (CONTINUED)

prepayment experience, the Company believes prepayments will continue to remain at higher than normal levels for the near term before returning to average historical levels. Therefore the Company has increased the prepayment rate assumptions for home equity loans for the near term, but at a declining rate, before returning to historical levels. However, the Company cannot predict with certainty what its prepayment experience will be in the future. Any unfavorable difference between the assumptions used to value interest-only strips and actual experience may have a significant adverse impact on the value of these assets.

   The following tables provide information regarding the initial and current assumptions applied in determining the fair values of mortgage loan related interest-only strips and servicing rights for each securitization trust.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

4.  SECURITIZATIONS (CONTINUED)

                                          SUMMARY OF MATERIAL MORTGAGE LOAN SECURITIZATION
                                    VALUATION ASSUMPTIONS AND ACTUAL EXPERIENCE AT JUNE 30, 2003


                                       2003-1    2002-4   2002-3    2002-2   2002-1    2001-4   2001-3    2001-2    2001-1   2000-4
                                       ------    ------   ------    ------   ------    ------   ------    ------    ------   ------
Interest-only strip residual discount rate:
 Initial valuation .................      13%       13%      13%       13%      13%       13%      13%       13%       13%      13%
 Current valuation .................      11%       11%      11%       11%      11%       11%      11%       11%       11%      11%

Interest-only strip overcollateralization
 discount rate:
 Initial valuation .................       7%        9%       7%        7%       7%        7%       7%        7%        6%       7%
 Current valuation .................       5%        9%       7%        7%       7%        5%       6%        7%        6%       7%

Servicing rights discount rate:
 Initial valuation .................      11%       11%      11%       11%      11%       11%      11%       11%       11%      11%
 Current valuation .................       9%        9%       9%        9%       9%        9%       9%        9%        9%       9%

Prepayment rates:
 INITIAL ASSUMPTION (A):
 Expected Constant Prepayment Rate
 (CPR):
   Business loans...................      11%       11%      11%       11%      11%       11%      11%       11%       11%      10%
   Home equity loans................      22%       22%      22%       22%      22%       22%      22%       22%       22%      24%
 Ramp period (months):
   Business loans...................      27        27       27        27       27        27       24        24        24        24
   Home equity loans................      30        30       30        30       30        30       30        30        30        24
 CURRENT ASSUMPTIONS (B):
 Expected Constant Prepayment Rate
 (CPR):
   Business loans ..................      11%       11%      11%       11%      11%       11%      11%       11%       11%      11%
   Home equity loans ...............      22%       22%      22%       22%      22%       22%      22%       22%       22%      22%
 Ramp period (months):
   Business loans...................      27        27       27        27       27        27       27        27        27        27
   Home equity loans................      30        30       30        30       30        30       30        30        30        30
 CPR adjusted to reflect ramp:
   Business loans...................       5%        8%      10%       12%      15%       17%      20%       22%       22%      19%
   Home equity loans................      15%       32%      40%       51%      42%       46%      40%       40%       37%      41%
 CURRENT PREPAYMENT EXPERIENCE (C):
   Business loans...................       8%        5%      13%       12%      15%       23%      19%        9%       21%      23%
   Home equity loans................       5%        9%      20%       28%      39%       42%      40%       37%       36%      37%

Annual credit loss rates:
Initial assumption .................    0.40%     0.40%    0.40%     0.40%    0.40%     0.40%    0.40%     0.40%     0.40%    0.40%
 Current assumption ................    0.40%     0.40%    0.40%     0.40%    0.40%     0.40%    0.40%     0.40%     0.50%    0.40%
 Actual experience .................      --        --     0.03%     0.03%    0.03%     0.12%    0.24%     0.17%     0.43%    0.36%

Servicing fees:
 Contractual fees ..................    0.50%     0.50%    0.50%     0.50%    0.50%     0.50%    0.50%     0.50%     0.50%    0.70%
 Ancillary fees ....................    1.25%     1.25%    1.25%     1.25%    1.25%     1.25%    1.25%     1.25%     1.25%    1.25%

---------------
(a) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40. The home equity loan prepayment ramp begins at 2% in month one and ramps to an expected rate over 30 months.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

4.  SECURITIZATIONS (CONTINUED)

(b) Current assumptions for business loans are the estimated expected weighted-average prepayment rates over the securitization's estimated remaining life. The majority of the home equity loan prepayment rate ramps have been increased for the next 6 months to provide for the expected near term continuation of higher than average prepayment. Generally, trusts for both business and home equity loans that are out of the ramping period are based on historical averages.

(c) Current experience is a six-month historical average.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

4.  SECURITIZATIONS (CONTINUED)

                                          SUMMARY OF MATERIAL MORTGAGE LOAN SECURITIZATION
                              VALUATION ASSUMPTIONS AND ACTUAL EXPERIENCE AT JUNE 30, 2003 (CONTINUED)



                                 2000-3    2000-2   2000-1    1999-4   1999-3    1999-2   1999-1    1998 (d)    1997 (d)   1996 (d)
                                 ------    ------   ------    ------   ------    ------   ------    --------    --------   --------
Interest-only strip residual discount rate:
 Initial valuation ...........      13%       13%      11%       11%      11%       11%      11%        11%         11%        11%
 Current valuation ...........      11%       11%      11%       11%      11%       11%      11%        11%         11%        11%

Interest-only strip overcollateralization
 discount rate:
 Initial valuation ...........       8%        8%       8%        8%       7%        7%       7%         7%          7%         8%
 Current valuation ...........       8%        8%       8%        8%       7%        7%       7%         7%          7%         8%

Servicing rights discount rate:
 Initial valuation ...........      11%       11%      11%       11%      11%       11%      11%        11%         11%        11%
 Current valuation ...........       9%        9%       9%        9%       9%        9%       9%         9%          9%         9%

Prepayment rates:
 INITIAL ASSUMPTION (A):
 Expected Constant Prepayment Rate
 (CPR):
   Business loans ............      10%       10%      10%       10%      10%       10%      10%        13%         13%        13%
   Home equity loans..........      24%       24%      24%       24%      24%       24%      24%        24%         24%        24%
 Ramp period (months):
   Business loans.............      24        24       24        24       24        24       24         24          24          24
   Home equity loans..........      24        24       18        18       18        18       18         12          12          12
 CURRENT ASSUMPTIONS (B):
 Expected Constant Prepayment Rate
 (CPR):
   Business loans ............      11%       11%      11%       11%      10%       10%      10%        10%         22%        14%
   Home equity loans..........      22%       22%      22%       22%      22%       22%      22%        23%         25%        25%
 Ramp period (months):
   Business loans.............      27        Na       Na        Na       Na        Na       Na         Na          Na          Na
   Home equity loans..........      30        30       Na        Na       Na        Na       Na         Na          Na          Na
 CPR adjusted to reflect
 ramp:
   Business loans.............      16%       13%      23%       35%      29%       27%      30%        20%         20%        10%
   Home equity loans..........      32%       31%      37%       33%      32%       29%      26%        33%         22%        13%
 CURRENT PREPAYMENT EXPERIENCE (C):
   Business loans.............      23%       15%      23%       35%      29%       26%      30%        18%         19%         3%
   Home equity loans..........      32%       31%      37%       32%      32%       29%      25%        33%         21%        13%
Annual credit loss rates:
 Initial assumption ..........    0.40%     0.40%    0.40%     0.30%    0.25%     0.25%    0.25%      0.25%       0.25%      0.25%
 Current assumption ..........    0.45%     0.45%    0.65%     0.65%    0.60%     0.35%    0.55%      0.60%       0.40%      0.45%
 Actual experience ...........    0.41%     0.41%    0.65%     0.63%    0.58%     0.35%    0.49%      0.57%       0.36%      0.42%
Servicing fees:
 Contractual fees ............    0.50%     0.50%    0.50%     0.50%    0.50%     0.50%    0.50%      0.50%       0.50%      0.50%
 Ancillary fees ..............    1.25%     1.25%    1.25%     1.25%    1.25%     1.25%    1.25%      0.75%       0.75%      0.75%

---------------
(a) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40. The home equity loan prepayment ramp begins at 2% in month one and ramps to an expected rate over 30 months.
(b) Current assumptions for business loans are the estimated expected weighted-average prepayment rates over the securitization's estimated remaining life. Generally, trusts for both business and home equity loans that are out of the ramping period are based on historical averages.
(c) Current experience is a six-month historical average.
(d) Amounts represent weighted-average percentages for four 1998 securitization pools, two 1997 securitization pools and two 1996 securitization pools.
Na = not applicable

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

4.  SECURITIZATIONS (CONTINUED)

   The table below outlines the sensitivity of the current fair value of the Company's interest-only strips and servicing rights to 10% and 20% adverse changes in the key assumptions used in determining the fair value of those assets. The Company's base prepayment, loss and discount rates are described in the table "Summary of Material Mortgage Loan Securitization Valuation Assumptions and Actual Experience." (dollars in thousands):

Securitized collateral balance ....................................   $3,354,071
Balance sheet carrying value of retained interests (a) ............   $  717,569
Weighted-average collateral life (in years) .......................          3.9

---------------
(a) Amount includes interest-only strips and servicing rights.

   Sensitivity of assumptions used to determine the fair value of retained interests (dollars in thousands):

                                                                IMPACT OF
                                                             ADVERSE CHANGE
                                                         -----------------------
                                                         10% CHANGE   20% CHANGE
                                                         ----------   ----------
Prepayment speed ....................................     $29,916       $56,656
Credit loss rate ....................................       5,247        10,495
Floating interest rate certificates (a) .............         829         1,614
Discount rate .......................................      20,022        38,988

---------------
(a) The floating interest rate certificates are indexed to one-month LIBOR plus a trust specific interest rate spread. The base one-month LIBOR assumption used in this sensitivity analysis was derived from a forward yield curve incorporating the effect of rate caps where applicable to the individual deals.

   The sensitivity analysis in the table above is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% or 20% variation in management's assumptions generally cannot easily be extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumption. Changes in one assumption may result in changes in other assumptions, which might magnify or counteract the impact of the intended change.

   These sensitivities reflect the approximate amount of the fair values that the Company's interest-only strips and servicing rights would be reduced for the indicated adverse changes. These reductions would result in a charge to expense in the income statement in the period incurred and a resulting reduction of stockholders' equity, net of income taxes.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

5.  INTEREST-ONLY STRIPS

   Interest-only strips were comprised of the following (in thousands):

                                                                                                      JUNE 30,
                                                                                                -------------------
                                                                                                  2003       2002
                                                                                                --------   --------
Interest-only strips
Available for sale ........................................................................     $597,166   $510,770
Trading assets ............................................................................        1,112      1,841
                                                                                                --------   --------
                                                                                                $598,278   $512,611
                                                                                                ========   ========

   Interest-only strips include overcollateralization balances that represent undivided interests in securitizations maintained to provide credit enhancement to investors in securitization trusts. At June 30, 2003 and 2002, the fair value of overcollateralization related cash flows were $279.2 million and $236.6 million, respectively.

   The activity for interest-only strip receivables is summarized as follows (in thousands):

                                                                                                      JUNE 30,
                                                                                               ----------------------
                                                                                                 2003        2002
                                                                                               ---------   ----------
Balance at beginning of period ............................................................    $ 512,611   $  398,519
Initial recognition of interest-only strips, including initial overcollateralization of
 $10.6 million and $0......................................................................      160,116      153,463
Cash flow from interest-only strips .......................................................     (160,417)    (100,692)
Required purchases of additional overcollateralization.....................................       73,253       47,271
Interest accretion ........................................................................       47,347       35,386
Termination of lease securitization (a) ...................................................       (1,890)          --
Net temporary adjustments to fair value (b) ...............................................        7,158          717
Other than temporary fair value adjustment (b) ............................................      (39,900)    (22,053)
                                                                                               ---------   ----------
Balance at end of period ..................................................................    $ 598,278   $  512,611
                                                                                               =========   ==========

---------------
(a) Reflects release of lease collateral from two lease securitization trusts which were terminated in accordance with the trust documents after the full payout of trust note certificates. Net lease receivables of $1.7 million were recorded on the balance sheet as a result of these terminations.
(b) Net temporary adjustments to fair value are recorded through other comprehensive income, which is a component of equity. Other than temporary adjustments to decrease the fair value of interest-only strips are recorded through the income statement.

   See Note 4 for a further description of the write downs recognized in fiscal 2003.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

6.  SERVICING RIGHTS

   The total managed loan and lease portfolio, which includes loans and leases held by the Company as available for sale, and securitized loans and leases serviced for others, is as follows (in thousands):

                                                                 JUNE 30,
                                                         -----------------------
                                                            2003         2002
                                                         ----------   ----------
Home equity loans ...................................    $3,249,501   $2,675,559
Business purpose loans ..............................       393,098      361,638
Equipment leases ....................................         8,475       28,992
                                                         ----------   ----------
                                                         $3,651,074   $3,066,189
                                                         ==========   ==========

   The activity for the loan and lease servicing rights asset is summarized as follows (in thousands):

                                                             YEAR ENDED JUNE 30,
                                                            --------------------
                                                               2003      2002
                                                            --------   ---------
Balance at beginning of year ...........................    $125,288   $ 102,437
Initial recognition of servicing rights ................      41,171      52,682
Amortization ...........................................     (41,886)   (29,831)
Write down .............................................      (5,282)         --
                                                            --------   ---------
Balance at end of year .................................    $119,291   $ 125,288
                                                            ========   =========

   Servicing rights are valued quarterly by the Company based on the current estimated fair value of the servicing asset. A review for impairment is performed by stratifying the serviced loans and leases based on loan type, which is considered to be the predominant risk characteristic due to their different prepayment characteristics and fee structures. During fiscal 2003, we recorded total pre-tax valuation adjustments on our servicing rights of $5.3 million, which was charged to the income statement. See Note 4 for more detail. Key assumptions used in the periodic valuation of the servicing rights are described in Note 4.

   Information regarding the sensitivity of the current fair value of interest-only strips and servicing rights to adverse changes in the key assumptions used to value these assets is detailed in Note 4.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

7.  PROPERTY AND EQUIPMENT

   Property and equipment is comprised of the following (in thousands):


                                                                                                     JUNE 30,
                                                                                                 -----------------
                                                                                                  2003      2002
                                                                                                 -------   -------
Computer software .........................................................................      $20,282   $18,789
Computer hardware .........................................................................        3,816     4,845
Office furniture and equipment ............................................................        4,680     8,038
Leasehold improvements ....................................................................        8,585     2,481
                                                                                                 -------   -------
                                                                                                  37,363    34,153
Less accumulated depreciation and amortization ............................................       14,061    15,707
                                                                                                 -------   -------
                                                                                                 $23,302   $18,446
                                                                                                 =======   =======


   Depreciation and amortization expense was $8.6 million, $6.8 million and $6.2 million for the years ended June 30, 2003, 2002 and 2001, respectively.

8.  OTHER ASSETS AND OTHER LIABILITIES

   Other assets were comprised of the following (in thousands):

                                                                                                      JUNE 30,
                                                                                                 -----------------
                                                                                                   2003      2002
                                                                                                 -------   -------
Goodwill ..................................................................................      $15,121   $15,121
Real estate owned .........................................................................        4,776     3,784
Financing costs, debt offerings ...........................................................        3,984     5,849
Due from securitization trusts for servicing related activities............................           --     1,616
Investments held to maturity ..............................................................          881       917
Other .....................................................................................        5,690     1,507
                                                                                                 -------   -------
                                                                                                 $30,452   $28,794
                                                                                                 =======   =======


   Other liabilities were comprised of the following (in thousands):

                                                                                                      JUNE 30,
                                                                                                 -----------------
                                                                                                   2003     2002
                                                                                                 -------   -------
Commitments to fund closed loans ..........................................................      $35,187   $29,866
Obligation for repurchase of securitized loans ............................................       27,954    10,621
Escrow deposits held ......................................................................       10,988     9,011
Hedging liabilities, at fair value ........................................................        6,335        --
Unearned lease incentives .................................................................        9,465        --
Periodic advance guarantee ................................................................          650        --
Trading liabilities, at fair value ........................................................          334       461
Other .....................................................................................        1,077       949
                                                                                                 -------   -------
                                                                                                 $91,990   $50,908
                                                                                                 =======   =======

   See Note 2 for an explanation of the obligation for the repurchase of securitized loans and Note 18 for an explanation of the Company's hedging and trading activities.

   Unearned lease incentives represent reimbursements received in conjunction with the lease agreement for the Company's new corporate office space in Philadelphia, Pennsylvania. These funds represent reimbursement from the landlord for leasehold improvements and furniture and equipment in the rented space and will be recognized as an offset to rent expense over the term of the lease or the life of the asset, whichever is shorter.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

9.  SUBORDINATED DEBT AND WAREHOUSE LINES AND OTHER NOTES PAYABLE

   Subordinated debt was comprised of the following (in thousands):

                                                                    JUNE 30,
                                                             -------------------
                                                               2003       2002
                                                             --------   --------
Subordinated debt (a) ...................................    $702,423   $640,411
Subordinated debt - money market notes (b) ..............      17,117     15,309
                                                             --------   --------
Total subordinated debt .................................    $719,540   $655,720
                                                             ========   ========

   Warehouse lines and other notes payable were comprised of the following (in thousands):

                                                                    JUNE 30,
                                                               -----------------
                                                                 2003      2002
                                                               --------   ------
Warehouse and operating revolving line of credit (c) ......    $ 30,182   $6,171
Warehouse revolving line of credit (d) ....................     136,098       --
Warehouse revolving line of credit (e) ....................      19,671      187
Bank overdraft (f) ........................................      26,158       --
Lease funding facility (g) ................................          --    2,128
Capitalized leases (h) ....................................         807       --
                                                               --------   ------
Total warehouse lines and other notes payable .............    $212,916   $8,486
                                                               ========   ======
---------------
(a) Subordinated debt due July 2003 through June 2013, interest rates ranging from 3.50% to 13.00%; average rate at June 30, 2003 was 8.86%, average remaining maturity was 19.5 months, subordinated to all of the Company's senior indebtedness. The average rate on subordinated debt including money market notes was 8.74% at June 30, 2003.
(b) Subordinated debt -- money market notes due upon demand, interest rate at 4.0%; subordinated to all of the Company's senior indebtedness.
(c) $50.0 million warehouse and operating revolving line of credit expiring December 2003, which includes a sublimit for a letter of credit that expires in December 2003 to secure lease obligations for corporate office space, collateralized by certain pledged loans, advances to securitization trusts, real estate owned and certain interest-only strips. The amount of the letter of credit was $8.0 million at June 30, 2003 and will vary over the term of the office lease.
(d) $200.0 million warehouse revolving line of credit expiring November 2003, collateralized by certain pledged loans. $100.0 million of this facility was continuously committed for the term of the facility while the remaining $100.0 million of the facility was available at the lender's discretion. From June 30, 2003 to August 20, 2003, there were no new advances under the non-committed portion. On August 20, 2003, this credit facility was amended to reduce the committed portion to $50.0 million (from $100.0 million), eliminate the non-committed portion and accelerate its expiration date from November 2003 to no later than September 30, 2003.
(e) $25.0 million warehouse revolving line of credit expiring October 2003, collateralized by certain pledged loans.
(f) Overdraft amount on bank accounts paid on the business day.
(g) Lease funding facility matured in May 2003, collateralized by certain lease receivables. The Company does not intend to renew this facility.
(h) Capitalized leases, maturing through January 2006, imputed interest rate of 8.0%, collateralized by computer equipment.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 JUNE 30, 2003

9.  SUBORDINATED DEBT AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)

   Principal payments on subordinated debt, warehouse lines and other notes payable for the next five years are as follows (in thousands): year ending June 30, 2004 -- $534,388; 2005 -- $170,976; 2006 -- $157,952; 2007 --
$27,668; and, 2008 -- $14,998.

   At June 30, 2003, warehouse lines and other notes payable were collateralized by $190.2 million of loan and lease receivables and $1.0 million of computer equipment.

   In addition to the above, the Company had available to it the following credit facilities:

   o $5.0 million operating line of credit expiring January 2004, fundings to be collateralized by investments in the 99-A lease securitization trust and Class R and X certificates of Mortgage Loan Trust 2001-2. This line was unused at June 30, 2003.

   o $300.0 million facility, which provided for the sale of mortgage loans into an off-balance sheet funding facility. This facility expired pursuant to its terms on July 5, 2003. See Note 4 for further discussion of the off-balance sheet features of this facility. At June 30, 2003, $267.5 million of this facility was utilized.

   Interest rates paid on the revolving credit facilities range from London Inter-Bank Offered Rate ("LIBOR") plus 0.95% to LIBOR plus 1.75%. The weighted-average interest rate paid on the revolving credit facilities was 2.24% and 3.35% at June 30, 2003 and June 30, 2002, respectively.

   The warehouse credit agreements require that the Company maintain specific financial covenants regarding net worth, leverage, net income, liquidity, total debt and other standards. Each agreement has multiple individualized financial covenant thresholds and ratio limits that it must meet as a condition to drawing on that particular line of credit. Pursuant to the terms of these credit facilities, the failure to comply with the financial covenants constitutes an event of default and the lender may, at its option, take certain actions including: terminate commitments to make future advances to the Company, declare all or a portion of the loan due and payable, foreclose on the collateral securing the loan, require servicing payments be made to the lender, or other third party, or assume the servicing of the loans securing the credit facility. An event of default under these credit facilities could result in defaults pursuant to cross-default provisions of the Company's other agreements, including its other loan agreements and lease agreements. The failure to comply with the terms of these credit facilities or to obtain the necessary waivers from the lenders related to any default would have a material adverse effect on the Company liquidity and capital resources, could result in the Company not having sufficient cash to repay its indebtedness, require the Company to restructure its operations and may force the Company to sell assets on less than optimal terms and conditions.

   As a result of the loss experienced during fiscal 2003, the Company was not in compliance with the terms of certain of the financial covenants related to net worth, consolidated stockholders' equity and the ratio of total liabilities to consolidated stockholders' equity under two of its principal credit facilities (one for $50.0 million and the other for $200.0 million, of which $100.0 million was non-committed) and the Company requested and obtained waivers of these covenant provisions from both lenders. The lender under the $50.0 million warehouse credit facility has granted a waiver for the Company's non-compliance with a financial covenant in that credit facility through September 30, 2003. This facility was amended to reduce the available credit to $8.0 million and the financial covenants were replaced with new covenants.

   The Company also entered into an amendment to the $200.0 million credit facility which provides for the waiver of its non-compliance with the financial covenants in that facility, the reduction of the committed portion of this facility from $100.0 million to $50.0 million, the elimination of the $100.0 million non-committed portion of this credit facility and the acceleration of the termination date of this facility from November 2003 to September 30, 2003. The Company's ability to repay this facility upon termination is

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

9.  SUBORDINATED DEBT AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)

dependent on its ability to refinance the loans in one of its new facilities or the sale of loans currently warehoused in the terminating facility by September 30, 2003.

   Some of the Company's financial covenants in other credit facilities have minimal flexibility and it cannot say with certainty that it will continue to comply with the terms of all debt covenants. There can be no assurance as to whether or in what form a waiver or modification of terms of these agreements would be granted the Company.

   On September 22, 2003, the Company entered into definitive agreements with a financial institution for a new $200.0 million credit facility for the purpose of funding its loan originations. Pursuant to the terms of this facility, the Company is required to, among other things: (i) obtain a written commitment for another credit facility of at least $200.0 million and close that additional facility by October 3, 2003 (which condition would be satisfied by the closing of the $250.0 million facility described below); (ii) have a net worth of at least $28.0 million by September 30, 2003; with quarterly increases of $2.0 million thereafter; (iii) apply 60% of its net cash flow from operations each quarter to reduce the outstanding amount of subordinated debt commencing with the quarter ending March 31, 2004; and (iv) provide a parent company guaranty of 10% of the outstanding principal amount of loans under the facility. This facility has a term of 12 months expiring in September 2004 and is secured by the mortgage loans which are funded by advances under the facility with interest equal to LIBOR plus a margin. This facility is subject to representations and warranties and covenants, which are customary for a facility of this type, as well as amortization events and events of default related to the Company's financial condition. These provisions require, among other things, the Company's maintenance of a delinquency ratio for the managed portfolio (which represents the portfolio of securitized loans and leases we service for others) at the end of each fiscal quarter of less than 12.0%, its subordinated debt not to exceed $705.0 million at any time, its ownership of an amount of repurchased loans not to exceed
1.5% of the managed portfolio and its registration statement registering
$295.0 million of subordinated debt be declared effective by the SEC no later than October 31, 2003.

   On September 22, 2003, the Company executed a commitment letter for a mortgage warehouse credit facility with a warehouse lender, which consists of a senior secured revolving credit facility of up to $225.0 million and a secured last out revolver facility up to $25.0 million to fund loan originations. The commitment letter is subject to certain conditions, including, among other things: (i) entering into definitive agreements, except as provided in the commitment letter; (ii) the absence of a material adverse change in the business, operations, property, condition (financial or otherwise) or prospects of the Company or its affiliates; and (iii) its receipt of another credit facility in an amount not less than $200.0 million, subject to terms and conditions acceptable to this lender (which condition is satisfied by the new $200.0 million facility described above). The commitment letter provides that these facilities will have a term of three years with an interest rate on amounts outstanding under the $225.0 million portion of the credit facility equal to the greater of one-month LIBOR plus a margin or the difference between the yield maintenance fee (as defined in the commitment letter) and the one-month LIBOR plus a margin. Advances under this facility would be collateralized by substantially all of the Company's present and future assets including pledged loans and a security interest in substantially all of its interest-only strips and residual interests which will be contributed to a special purpose entity organized by the Company to facilitate this transaction. The Company also agreed to pay fees of approximately
$14.6 million annually plus a nonusage fee based on the difference between the average daily outstanding balance for the current month and the maximum credit amount under the facility and the lender's out-of-pocket expenses.

   The Company anticipates that these facilities will be subject to representations and warranties, events of default and covenants which are customary for facilities of this type, as well as its agreement to: (i) maintain sales or renewals of our subordinated debt securities of $10.0 million per month; (ii) restrict total principal and interest outstanding on its subordinated debt to $750.0 million or less; (iii) make quarterly reductions

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

9.  SUBORDINATED DEBT AND WAREHOUSE LINES AND OTHER NOTES PAYABLE (CONTINUED)

commencing in April 2004 of an amount of subordinated debt outstanding to be determined; (iv) maintain maximum interest rates payable on subordinated debt securities not to exceed 10 percentage points above comparable rates for FDIC insured products; and (v) the lender's receipt of the Company's audited financial statements for the period ended June 30, 2003. The definitive agreements will grant the lender an option at any time after the first anniversary of entering into the definitive agreements to increase the credit amount on the $250.0 million facility to $400.0 million with additional fees payable by the Company plus additional interest as may be required by the institutions or investors providing the lender with these additional funds. The commitment letter requires that the Company enter into definitive agreements not later than October 17, 2003. While the Company anticipates that it will close this transaction prior to such date, it cannot provide assurance that these negotiations will result in definitive agreements or that such agreements, as negotiated, will be on terms and conditions acceptable to the Company. In the event the Company is unable to close these facilities or another facility within the time frame provided under the new $200.0 million credit facility described above, the lender on that facility would be under no obligation to make further advances under the terms of that facility and outstanding advances would have to be repaid over a period of time.

   Under a registration statement declared effective by the SEC on October 3, 2002, the Company registered $315.0 million of subordinated debt. Of the $315.0 million, $121.3 million of debt from this registration statement was available for future issuance as of June 30, 2003. In June 2003, the Company filed a new registration statement with the SEC to register an additional $295.0 million of subordinated debt.

   The Company's subordinated debt securities are subordinated in right of payment to, or subordinate to, the payment in full of all senior debt as defined in the indentures related to such debt, whether outstanding on the date of the applicable indenture or incurred following the date of the indenture. The Company's assets, including the stock it holds in its subsidiaries, are available to repay the subordinated debt in the event of default following payment to holders of the senior debt. In the event of the Company's default and liquidation of its subsidiaries to repay the debt holders, creditors of the subsidiaries must be paid or provision made for their payment from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the subordinated debt securities.

   In September 2002, the Company entered into a series of leases for computer equipment which qualify as capital leases. The total principal amount of debt to be recorded under these leases is $1.0 million. The leases have an imputed interest rate of 8.0% and mature through January 2006.

   The Company paid commitment fees and non-usage fees on warehouse lines and operating lines of credit of $0.4 million, $0.7 million and $0.4 million in the years ended June 30, 2003, 2002 and 2001, respectively.

10.  STOCKHOLDERS' EQUITY

   In fiscal 1999, the Board of Directors initiated a stock repurchase program in view of the price level of the Company's common stock, which at the time traded and has continued to trade at below book value. In addition, the Company's consistent earnings growth over the past several years through fiscal 2002 did not result in a corresponding increase in the market value of its common stock. The repurchase program was extended in fiscal 2000, 2001 and 2002. The fiscal 2002 extension authorized the purchase of up to 10% of the then outstanding shares, which totaled approximately 2,661,000 shares on the date of the extension. The Company repurchased 43,000 shares under the most current repurchase program, which terminated in November 2002. The Company did not extend the repurchase program beyond this date and currently has no plans to repurchase additional shares.

   The total number of shares repurchased under the stock repurchase program was: 117,000 in fiscal 1999; 327,000 in fiscal 2000; 627,000 in fiscal 2001;
and 352,000 in fiscal 2002. The cumulative effect of the stock

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

10.  STOCKHOLDERS' EQUITY (CONTINUED)

repurchase program was an increase in diluted earnings per share of $0.41 and $0.32 for the years ended June 30, 2002 and 2001, respectively.

   On August 21, 2002, the Board of Directors declared a 10% stock dividend payable September 13, 2002 to shareholders of record on September 3, 2002. In conjunction with the Board's resolution, all outstanding stock options and related exercise prices were adjusted. Accordingly, all outstanding common shares, earnings per common share, average common share and stock option amounts presented have been adjusted to reflect the effect of this stock dividend. Amounts presented for fiscal 2001 have been similarly adjusted for the effect of a 10% stock dividend declared October 1, 2001, which was paid on November 5, 2001 to shareholders of record on October 22, 2001. The Company increased its quarterly cash dividend to $0.07 per share in fiscal 2003. Cash dividends of $0.291, $0.25 and $0.236 were paid in the years ended June 30, 2003, 2002 and 2001, respectively.

   In May 2002 the Company registered 484,000 shares of its common stock for use in a dividend reinvestment plan. The dividend reinvestment plan is intended to allow shareholders to purchase the Company's common stock with dividend payments from their existing common stock holdings. This option continues to be offered to the shareholders. As of June 30, 2003, 474,723 shares are available for use in the plan.

   In December 2002, the Company's shareholders approved an increase in the number of shares of authorized preferred stock from 1.0 million shares to
3.0 million shares. The preferred shares may be used to raise equity capital, redeem outstanding debt or acquire other companies, although no such acquisitions are currently contemplated. The Board of Directors has discretion with respect to designating and establishing the terms of each series of preferred stock prior to issuance.

11.  EMPLOYEE BENEFIT PLAN

   The Company has a 401(k) defined contribution plan, which was established in 1995, available to all employees who have been with the Company for one month and have reached the age of 21. Employees may generally contribute up to 15% of their earnings each year, subject to IRS imposed limitations. For participants with one or more years of service, the Company, at its discretion, may match up to 25% of the first 5% of earnings contributed by the employee, and may match an additional 25% of the first 5% of earnings contributed by the employee in Company stock. The Company's contribution was $417 thousand, $350 thousand and $307 thousand for the years ended June 30, 2003, 2002 and 2001, respectively.

12.  STOCK OPTION AND STOCK INCENTIVE PLANS

   The Company has stock option plans that provide for the periodic granting of options to key employees and non-employee directors. These plans have been approved by the Company's shareholders. Options are generally granted to key employees at the market price of the Company's stock on the date of grant and expire five to ten years from date of grant. Options either fully vest when granted or over periods of up to five years. At June 30, 2003, 253,026 shares were available for future grant under the Company's stock option plans.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

12.  STOCK OPTION AND STOCK INCENTIVE PLANS (CONTINUED)

   A summary of key employee stock option activity for the years ended June 30, 2003, 2002 and 2001 follows. Stock option activity has been retroactively adjusted for the effect of the stock dividends described in Note 10.

                                                                WEIGHTED-AVERAGE
                                             NUMBER OF SHARES    EXERCISE PRICE
                                             ----------------   ----------------

Options outstanding, June 30, 2000 ......        620,379             $12.03
Options granted .........................         89,843               4.84
Options canceled ........................       (100,157)             14.38
                                                 -------
Options outstanding, June 30, 2001 ......        610,065              10.58
Options granted .........................        121,342              11.64
Options exercised .......................           (133)              9.77
Options canceled ........................        (67,470)              6.65
                                                 -------
Options outstanding, June 30, 2002 ......        663,804              10.86
Options granted .........................          6,600              12.27
Options exercised .......................         (4,400)              4.60
Options canceled ........................        (45,612)             13.10
                                                 -------
Options outstanding, June 30, 2003 ......        620,392             $10.72
                                                 =======


   The Company also issues stock options to non-employee directors. Options generally are granted to non-employee directors at or above the market price of the stock on the date of grant, fully vest when granted and expire three to ten years after the date of grant.

   A summary of non-employee director stock option activity for the three years ended June 30, 2003, 2002 and 2001 follows. Stock option activity has been retroactively adjusted for the effect of the stock dividends described in Note 10.

                                                                WEIGHTED-AVERAGE
                                             NUMBER OF SHARES    EXERCISE PRICE
                                             ----------------   ----------------

Options outstanding, June 30, 2000 ......        232,925             $ 8.59
Options granted .........................         53,240               4.79
Options canceled ........................        (27,951)             16.64
                                                 -------
Options outstanding, June 30, 2001 ......        258,214               6.94
Options granted .........................         65,340              12.70
Options canceled ........................        (27,951)             10.74
                                                 -------
Options outstanding, June 30, 2002 ......        295,603               7.85
Options exercised .......................        (96,784)              6.70
Options canceled ........................        (13,310)              9.77
                                                 -------
Options outstanding, June 30, 2003 ......        185,509             $ 8.41
                                                 =======


   The Company accounts for stock options issued under these plans using the intrinsic value method. See Note 1 for more detail.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

12.  STOCK OPTION AND STOCK INCENTIVE PLANS (CONTINUED)

   The weighted-average fair value of options granted during fiscal years ended June 30, 2003, 2002 and 2001 were $7.00, $5.85 and $2.15, respectively. The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                                                            JUNE 30,
                                                                                            ---------------------------------------
                                                                                                2003          2002         2001
                                                                                            -----------    ----------   -----------
Expected volatility.....................................................................            65%           50%           40%
Expected life...........................................................................         8 yrs.        8 yrs.        8 yrs.
Risk-free interest rate.................................................................    3.3% - 3.8%    3.4% -5.3%   5.0% - 5.9%

   The following tables summarize information about stock options outstanding under these plans at June 30, 2003:


OPTIONS OUTSTANDING
                                                                                                      WEIGHTED
                                                                                                     REMAINING          WEIGHTED-
                                                                                     NUMBER OF    CONTRACTUAL LIFE       AVERAGE
RANGE OF EXERCISE PRICES OF OPTIONS                                                    SHARES         IN YEARS       EXERCISE PRICE
-----------------------------------                                                  ---------    ----------------   --------------

$ 3.58 to $ 5.12                                                                      192,468           3.7              $ 4.20
  9.76 to  11.45                                                                      343,804           6.7               10.25
 12.26 to  14.31                                                                      205,338           3.0               13.58
 15.65 to  18.60                                                                       64,291           4.6               17.00
                                                                                      -------           ---
                                                                                      805,901           4.9              $10.19
                                                                                      =======           ===



OPTIONS EXERCISABLE
                                                                                                      WEIGHTED
                                                                                                     REMAINING          WEIGHTED-
                                                                                     NUMBER OF    CONTRACTUAL LIFE       AVERAGE
RANGE OF EXERCISE PRICES OF OPTIONS                                                    SHARES         IN YEARS       EXERCISE PRICE
-----------------------------------                                                  ---------    ----------------   --------------

$ 3.58 to $ 5.12                                                                      159,171           2.9              $ 4.11
  9.76 to  11.45                                                                      177,121           5.9               10.01
 12.26 to  14.31                                                                      153,484           3.1               13.76
 15.65 to  18.60                                                                       64,291           4.6               17.00
                                                                                      -------           ---
                                                                                      554,067           4.1              $10.16
                                                                                      =======           ===

   The FASB released interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" allows options granted to directors to be accounted for consistently with those granted to employees if certain conditions are met, and therefore, no expense is recognized where the exercise price equals or exceeds the fair value of the shares at the date of grant. In accordance with the guidance, in fiscal 2001, the Company recorded $174 thousand as a cumulative effect of a change in accounting principle, which represents the cumulative amount of expense recognized in prior years for stock options issued to non-employee directors.

   In fiscal 2002 the Board of Directors adopted, and the shareholders approved, a stock incentive plan. The stock incentive plan provides for awards to officers and other employees of the Company in the form of the Company's common stock. Awards made pursuant to this plan are under the direction of the Compensation Committee of the Board of Directors and are dependent on the Company, and individuals receiving the grant, achieving certain goals developed by the Compensation Committee. The vesting schedule for awards under this plan, if any, are set by the Compensation Committee at time of grant. The total number of shares authorized to be granted under the Stock Incentive Plan are 181,500 shares. The number of shares issuable can be adjusted, however, in the event of a reorganization, recapitalization, stock split, stock dividend,

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

12.  STOCK OPTION AND STOCK INCENTIVE PLANS (CONTINUED)

merger, consolidation or other change in the corporate structure of the Company. On October 15, 2002, 27,899 shares (30,689 shares after the effect of stock dividends) were granted at a price of $10.05 per share and 10,876 shares (11,964 shares after the effect of stock dividends) were granted on October 17, 2002 at $10.43 per share to officers and employees under this plan.

13.  INCOME TAXES

   The provision for income taxes consists of the following (in thousands):


                                                                                                            YEAR ENDED JUNE 30,
                                                                                                        ---------------------------
                                                                                                          2003       2002     2001
                                                                                                        --------    ------   ------
CURRENT
 Federal............................................................................................    $      9    $1,455   $  383
 State..............................................................................................         400       250       76
                                                                                                        --------    ------   ------
                                                                                                             409     1,705      459
                                                                                                        --------    ------   ------
DEFERRED
 Federal............................................................................................     (19,377)    3,986    4,641
 State..............................................................................................        (150)       --      174
                                                                                                        --------    ------   ------
                                                                                                         (19,527)    3,986    4,815
                                                                                                        --------    ------   ------
Total provision for income taxes....................................................................    $(19,118)   $5,691   $5,274
                                                                                                        ========    ======   ======


   There were $4.1 million in federal tax benefits from the utilization of net operating loss carryforwards in the year ended June 30, 2003 while there were no tax benefits from the utilization of net operating loss carryforwards in the year ended June 30, 2002.

   The cumulative temporary differences resulted in net deferred income tax assets or liabilities consisting primarily of the following (in thousands):

                                                                                                                 YEAR ENDED JUNE 30,
                                                                                                                 ------------------
                                                                                                                   2003     2002
                                                                                                                  -------  -------
Deferred income tax assets:
Allowance for credit losses ..................................................................................     $   997  $ 1,297
Net operating loss carryforwards .............................................................................      72,581   60,720
Other ........................................................................................................      14,544    6,303
                                                                                                                   -------  -------
                                                                                                                    88,122   68,320
Less valuation allowance .....................................................................................      36,830   29,326
                                                                                                                   -------  -------
                                                                                                                    51,292   38,994
                                                                                                                   -------  -------
Deferred income tax liabilities:
Interest-only strips and other receivables ...................................................................      68,328   74,118
                                                                                                                   -------  -------
                                                                                                                    68,328   74,118
                                                                                                                   -------  -------
Net deferred income tax liability ............................................................................     $17,036  $35,124
                                                                                                                   =======  =======

   The valuation allowance represents the income tax effect of state net operating loss carryforwards of the Company, which are not presently expected to be utilized. The utilization of net operating loss carryforwards for federal tax purposes is not dependent on future taxable income from operations, but on the reversal of timing differences principally related to existing securitization assets. These timing differences are expected to absorb the available net operating loss carryforwards during the carryforward period.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

13.  INCOME TAXES (CONTINUED)

   A reconciliation of income taxes at federal statutory rates to the Company's tax provision is as follows (in thousands):


                                                                                                             YEAR ENDED JUNE 30,
                                                                                                        ---------------------------
                                                                                                          2003       2002     2001
                                                                                                        --------    ------   ------
Federal income tax at statutory rates...............................................................    $(17,157)   $4,742   $4,615
Nondeductible items.................................................................................          85        65      534
Other, net..........................................................................................      (2,046)      884      125
                                                                                                        --------    ------   ------
                                                                                                        $(19,118)   $5,691   $5,274
                                                                                                        ========    ======   ======

   For income tax reporting, the Company has net operating loss carryforwards aggregating approximately $460.4 million available to reduce future state income taxes for various states as of June 30, 2003. If not used, substantially all of the carryforwards will expire at various dates from June 30, 2003 to June 30, 2005. The $2.0 million benefit in the other, net category is the result of the reversal of state and federal reserves which are no longer deemed necessary.

14.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

   As of June 30, 2003, the Company leases property under noncancelable operating leases requiring minimum annual rentals as follows (in thousands):

Year ending June 30,
2004 ....................................................................................................................   $ 1,422
2005 ....................................................................................................................     5,283
2006 ....................................................................................................................     5,131
2007 ....................................................................................................................     5,312
2008 ....................................................................................................................     5,442
Thereafter ..............................................................................................................    33,533
                                                                                                                            -------
                                                                                                                            $56,123
                                                                                                                            =======

   Rent expense for leased property was $5.1 million, $4.9 million and $5.2 million, respectively, for the years ended June 30, 2003, 2002, and 2001.

EMPLOYMENT AGREEMENTS

   In January 1997, the Company entered into employment agreements, as amended, with three executives under which they are entitled to an initial annual base compensation of $625 thousand, collectively, automatically adjusted for increases in the Consumer Price Index and may be adjusted for merit increases. The agreements with two of the executives also provide for bonus payments up to 225% of the executive's annual salary under a cash bonus plan established by the Company's Board of Directors. The third executive is entitled to a bonus payment of up to 50% of the executive's annual salary. The agreements terminate upon the earlier of: (a) the executive's death, permanent disability, termination of employment for cause, voluntary resignation or 70th birthday; (b) the later of five years from any anniversary date of the agreements for two executives and three years for one executive; or (c) five years from the date of notice to the executive of the Company's intention to terminate the agreement for two executives and three years for one executive. In addition, two of the executives are entitled to a cash payment equal to 299% of the last five years average annual compensation in the event of a "change in control," as defined in the agreement. The remaining executive is entitled to a similar payment but only if he is terminated in connection with a change in control.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

14.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

EMPLOYMENT AGREEMENTS (CONTINUED)

   The Company has also entered into an employment agreement with another executive under which the executive is entitled to receive an initial annual base compensation of $335 thousand which shall be reviewed annually and may be adjusted for merit increases. The executive is eligible for a cash bonus payment of up to 50% of the executive's annual base compensation based upon the Company achieving specific goals and objectives. This agreement terminates upon: (a) the earlier of the executive's death, permanent disability, termination of employment for cause, voluntary resignation or 70th birthday; or (b) upon notice to the executive of the Company's intention to terminate the agreement without cause in which case the executive will receive a cash payment equal to his annual base salary. This agreement is binding upon any successor of the Company by merger, consolidation, purchase or otherwise. In the event of a change in control, this executive will receive his highest annual salary for the twelve-month period preceding the termination of his employment and his highest annual bonus paid in any of the three fiscal years preceding termination. In addition, this executive is eligible for a cash bonus payment of up to 50% of the executive's annual base compensation at the time of award based upon the executive achieving specific goals and objectives.

   The Company has also entered into an employment arrangement with another executive under which the executive is entitled to receive an initial annual base compensation of $275 thousand. In addition, this executive is eligible for a cash bonus payment of up to 50% of the executive's annual base compensation based upon the Company achieving specific goals and objectives. This executive is entitled to receive one year's base salary if terminated for any reason, except for cause as defined in the agreement. This executive is also entitled to a severance payment equal to two times the executive's highest annual base salary and bonus earned within a specified period if terminated due to a change in control of the Company or within twenty-four months of a change in control of the Company the executive resigns due to circumstances specified in the agreement.

PERIODIC ADVANCE GUARANTEES

   As the servicer of securitized loans, the Company is obligated to advance interest payments for delinquent loans if we deem that the advances will ultimately be recoverable. These advances can first be made out of funds available in a trust's collection account. If the funds available from the trust's collection account are insufficient to make the required interest advances, then the Company is required to make the advance from its operating cash. The advances made from a trust's collection account, if not recovered from the borrower or proceeds from the liquidation of the loan, require reimbursement from the Company. However, the Company can recover any advances the Company makes from its operating cash from the subsequent month's mortgage loan payments to the applicable trust prior to any distributions to the certificate holders.

   The Company adopted FIN 45 on a prospective basis for guarantees that are issued or modified after December 31, 2002. Based on the requirements of this guidance for the fiscal year ended June 30, 2003, the Company has recorded a $0.7 million liability in conjunction with the sale of mortgage loans to the ABFS 2003-1 securitization trust which occurred in March 2003. This liability represents its estimate of the fair value of periodic interest advances that the Company as servicer of the securitized loans, is obligated to pay to the trust on behalf of delinquent loans. The fair value of the liability was estimated based on an analysis of historical periodic interest advances and recoveries from securitization trusts.

OTHER

   State and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by some companies in

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

14.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

OTHER (CONTINUED)

the subprime industry, more commonly referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers. As a result of these initiatives, the Company is unable to predict whether state, local or federal authorities will require changes in the Company's lending practices in the future, including the reimbursement of borrowers as a result of fees charged or the imposition of fines, or the impact of those changes on the Company's profitability. The Pennsylvania Attorney General reviewed certain fees charged to Pennsylvania customers by the Company's subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage. Although the Company believes that these fees were fair and in compliance with applicable federal and state laws, in April 2002 the Company agreed to reimburse borrowers approximately $221,000 with respect to a particular fee paid by borrowers from January 1, 1999 to mid-February 2001 and to reimburse the Commonwealth of Pennsylvania $50,000 for their costs of investigation and for future public protection purposes. The Company discontinued charging this particular fee in mid-February 2001. The Company has satisfied the monetary commitments and obligations to the Pennsylvania Attorney General. The reserve, which the Company previously established, was adequate to cover the resolution of this matter.

15.  LEGAL PROCEEDINGS

   On February 26, 2002, a purported class action titled Calvin Hale v. HomeAmerican Credit, Inc., No. 02 C 1606, United States District Court for the Northern District of Illinois, was filed in the Circuit Court of Cook County, Illinois (subsequently removed by Upland Mortgage to the captioned federal court) against the Company's subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage, on behalf of borrowers in Illinois, Indiana, Michigan and Wisconsin who paid a document preparation fee on loans originated since February 4, 1997. The case consisted of three purported class action counts and two individual counts. The plaintiff alleged that the charging of, and the failure to properly disclose the nature of, a document preparation fee were improper under applicable state law. In November 2002 the Illinois Federal District Court dismissed the three class action counts and an agreement in principle was reached in August 2003 to settle the matter. The terms of the settlement have been finalized and did not have a material effect on our consolidated financial position or results of operations.

   The Company's lending subsidiaries, including HomeAmerican Credit, Inc. which does business as Upland Mortgage, are involved, from time to time, in class action lawsuits, other litigation, claims, investigations by governmental authorities, and legal proceedings arising out of their lending and servicing activities, including the purported class action entitled, Calvin Hale v. HomeAmerican Credit, Inc., d/b/a Upland Mortgage, described above. Due to the Company's current expectation regarding the ultimate resolution of these actions, management believes that the liabilities resulting from these actions will not have a material adverse effect on its consolidated financial position or results of operations. However, due to the inherent uncertainty in litigation and because the ultimate resolution of these proceedings are influenced by factors outside of the Company's control, the Company's estimated liability under these proceedings may change or actual results may differ from its estimates.

   Additionally, court decisions in litigation to which the Company is not a party may also affect its lending activities and could subject it to litigation in the future. For example, in Glukowsky v. Equity One, Inc., (Docket No. A-3202 -- 01T3), dated April 24, 2003, to which the Company is not a party, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey. The Company expects that, as a result of the publicity surrounding

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

15.  LEGAL PROCEEDINGS (CONTINUED)

predatory lending practices and this recent New Jersey court decision regarding the Parity Act, it may be subject to other class action suits in the future.

   In addition, from time to time, the Company is involved as plaintiff or defendant in various other legal proceedings arising in the normal course of its business. While the Company cannot predict the ultimate outcome of these various legal proceedings, management believes that the resolution of these legal actions should not have a material effect on the Company's financial position, results of operations or liquidity.

16.  RELATED PARTY TRANSACTIONS

   The Company has a loan receivable from an officer of the Company for $600 thousand, which was an advance for the exercise of stock options to purchase 272,264 shares of the Company's common stock in 1995. The loan is due in September 2005 (earlier if the stock is disposed of). Interest at 6.46% is payable annually. The loan is secured by 272,264 shares of the Company's stock, and is shown as a reduction of stockholders' equity on the accompanying balance sheet.

   On April 2, 2001, the Company awarded 2,500 shares (3,328 shares after the effect of stock dividends) of its common stock to a director of the Company as a result of services rendered in connection with its stock repurchases.

   In February 2003, the Company awarded 2,000 shares (2,200 shares after the effect of stock dividends) of its common stock to each of two newly appointed members of its Board of Directors.

   The Company employs members of the immediate family of one of its directors and one of its non-director executive officers in various executive and other positions. The Company believes that the salaries paid to these individuals are competitive with salaries paid to other employees in similar positions within the Company and in its industry.

   Additionally, the Company has business relationships with other related parties including family members of one of its directors and one of its non-director executive officers through which the Company has, from time to time, purchased appraisal services, office equipment and real estate advisory services. None of these related party transactions, individually or collectively, are material to the Company's results of operations. No active market exists for certain of the Company's assets and liabilities. Therefore, fair value estimates are based on judgments regarding credit risk, investor expectation of future economic conditions, normal cost of administration and other risk characteristics, including interest rates and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

17.  FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following table summarizes the carrying amounts and fair value estimates of financial instruments recorded on the Company's financial statements at June 30, 2003 and 2002 (in thousands):

                                                                                JUNE 30, 2003                   JUNE 30, 2002
                                                                        ----------------------------    ---------------------------
                                                                        CARRYING VALUE    FAIR VALUE    CARRYING VALUE   FAIR VALUE
                                                                        --------------    ----------    --------------   ----------
ASSETS
Cash and cash equivalents ...........................................      $ 47,475        $ 47,475        $108,599       $108,599
Loans and leases available for sale .................................       271,402         272,991          57,677         67,145
Interest-only strips ................................................       598,278         598,278         512,611        512,611
Servicing rights ....................................................       119,291         119,291         125,288        125,951
Investments held to maturity ........................................           881             946             917            989
LIABILITIES
Subordinated debt and warehouse lines and notes payable .............      $932,456        $931,302        $664,206       $663,212


   The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments are as follows:

     CASH AND CASH EQUIVALENTS -- For these short-term instruments, the carrying amount approximates fair value.

     LOANS AND LEASES AVAILABLE FOR SALE -- Fair value is determined by recent sales and securitizations.

     INTEREST-ONLY STRIPS -- Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and leases.

     SERVICING RIGHTS -- Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and leases.

     INVESTMENTS HELD TO MATURITY -- Represent mortgage loan backed securities retained in securitizations. Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and pass through investment certificate interest rates of current securitizations.

     SUBORDINATED DEBT AND NOTES PAYABLE -- The fair value of fixed debt is estimated using the rates currently available to the Company for debt of similar terms.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

17.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

   The carrying value of mortgage backed securities retained in securitizations, which were held-to-maturity investment securities were as follows (in thousands):


                                                                                                      GROSS        GROSS
                                                                                      AMORTIZED    UNREALIZED    UNREALIZED    FAIR
                                                                                         COST         GAINS        LOSSES     VALUE
                                                                                      ---------    ----------    ----------   -----
JUNE 30, 2003 .....................................................................      $881          $65          $--        $946
June 30, 2002 .....................................................................      $917          $72          $--        $989


   Mortgage backed securities mature through November 2005.

18.  DERIVATIVE FINANCIAL INSTRUMENTS

   SFAS No. 133 was effective on a prospective basis for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 on July 1, 2000 resulted in the cumulative effect of a change in accounting principle of $15 thousand pre-tax being recognized as expense in the Consolidated Statement of Income for the year ended June 30, 2001. Due to the immateriality of the cumulative effect of adopting SFAS No. 133, the $15 thousand pre-tax expense is included in general and administrative expense in the Consolidated Statement of Income. The tax effects and earnings per share amounts related to the cumulative effect of adopting SFAS No. 133 are not material.

HEDGING ACTIVITY

   RELATED TO LOANS EXPECTED TO BE SOLD THROUGH SECURITIZATIONS. At the time the derivative contracts are executed, they are specifically designated as hedges of mortgage loans or the Company's residual interests in mortgage loans in its mortgage conduit facility, which the Company would expect to be included in a term securitization at a future date. The mortgage loans and mortgage loans underlying residual interests in mortgage pools consist of essentially similar pools of fixed interest rate loans, collateralized by real estate (primarily residential real estate) with similar maturities and similar credit characteristics. Fixed interest rate pass-through certificates issued by securitization trusts are generally priced to yield an interest rate spread above interest rate swap yield curves with maturities to match the maturities of the interest rate pass-through certificates. The Company may hedge potential interest rate changes in interest rate swap yield curves with forward starting interest rate swaps, Eurodollar futures, forward treasury sales or derivative contracts of similar underlying securities. This practice has provided strong correlation between the hedge contracts and the ultimate pricing that the Company will receive on the subsequent securitization.

   RELATED TO LOANS EXPECTED TO BE SOLD THROUGH WHOLE LOAN SALE TRANSACTIONS. The Company may also utilize derivative financial instruments in an attempt to mitigate the effect of changes in market interest rates between the date loans are originated at fixed interest rates and the date that the loans will be sold in a whole loan sale. At the time the derivative contracts are executed, they are specifically designated as hedges of mortgage loans or the Company's residual interests in mortgage loans in its mortgage conduit facility, which the Company would expect to be included in a whole loan sale transaction at a future date. The Company may hedge the effect of changes in market interest rates with forward sale commitments, forward starting interest rate swaps, Eurodollar futures, forward treasury sales or derivative contracts of similar underlying securities. On June 30, 2003, the Company entered into a forward sale agreement providing for the sale of $275 million of home equity mortgage loans at a price of 105.0%.

   DISQUALIFIED HEDGING RELATIONSHIP. The securitization market was not available to the Company in the fourth quarter of fiscal 2003. As a result, the Company realized that the expected high correlation between the changes in the fair values of the derivatives and the mortgage loans would not be achieved and discontinued hedge accounting. During the quarter ending June 30, 2003, $4.0 million of losses on $170.0 million of forward starting interest rate swaps previously designated as a hedge of mortgage loans expected to be

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 JUNE 30, 2003

18.  DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

HEDGING ACTIVITY (CONTINUED)
securitized was charged to earnings. An offsetting increase of $3.7 million in the value of the hedged mortgage loans was recorded in earnings, representing the changes in value of the loans until the date that the Company learned that the securitization market was not available.

   The Company recorded the following gains and losses on the fair value of derivative financial instruments accounted for as hedging transactions or on disqualified hedging relationships for the years ended June 30, 2003, 2002 and 2001. Ineffectiveness related to qualified hedging relationships during the period was immaterial. Ineffectiveness is a measure of the difference in the change in fair value of the derivative financial instrument as compared to the change in the fair value of the item hedged (in thousands):


                                                                                                           YEAR ENDED JUNE 30,
                                                                                                       ----------------------------
                                                                                                         2003      2002      2001
                                                                                                       -------    -------   -------
Offset by gains and losses recorded on securitizations:
Losses on derivative financial instruments.........................................................    $(3,806)   $(9,401)  $(4,343)
Offset by gains and losses recorded on the fair value of hedged items:
Losses on derivative financial instruments.........................................................    $(7,037)   $    --   $    --
Amount settled in cash - paid......................................................................    $(5,041)   $(9,401)  $(4,343)


   At June 30, 2003, forward sale agreements and outstanding forward starting interest rate swap contracts accounted for as hedges and unrealized losses recorded as liabilities on the balance sheet were as follows (in thousands):

                                                           NOTIONAL   UNREALIZED
                                                            AMOUNT       LOSS
                                                           --------   ----------
Forward sale agreement ................................    $275,000     $    --
Forward starting interest rate swaps ..................    $     --     $(6,776)(a)

---------------
(a) Represents the liability carried on the balance sheet at June 30, 2003 for previously recorded losses not yet settled in cash.

   There were no outstanding derivatives contracts accounted for as hedges at June 30, 2002 or 2001.

TRADING ACTIVITY

   Generally, the Company does not enter into derivative financial instrument contracts for trading purposes. However, the Company has entered into derivative financial instrument contracts which have not been designated as hedges in accordance with SFAS No. 133 and were therefore accounted for as trading assets or liabilities.

   RELATED TO LOANS EXPECTED TO BE SOLD THROUGH SECURITIZATIONS. During fiscal 2003, the Company used interest rate swap contracts to protect the future securitization spreads on loans in its pipeline. Loans in the pipeline represent loan applications for which the Company is in the process of obtaining all the documentation required for a loan approval or approved loans, which have not been accepted by the borrower and are not considered to be firm commitments. The Company believed there was a greater chance that market interest rates that would be obtained on the subsequent securitization of these loans would increase rather than decline, and chose to protect the spread that could be earned in the event of rising rates.

   However due to a decline in market interest rates during the period the derivative contracts were used to manage interest rate risk on loans in the pipeline, the Company recorded losses on forward starting interest rate swap contracts during the fiscal year ended June 30, 2003. The losses are summarized in the table below.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

18.  DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

TRADING ACTIVITY (CONTINUED)

   RELATED TO LOANS EXPECTED TO BE SOLD THROUGH WHOLE LOAN SALE TRANSACTIONS. The $170.0 million notional amount of forward starting interest rate swap contracts carrying over from the disqualified hedging relationship discussed above are currently being utilized to manage the effect of changes in market interest rates on the fair value of fixed-rate mortgage loans that were previously expected to be sold in a fourth quarter of fiscal 2003 securitization, but are now expected to be sold in whole loan sale transactions. The Company has elected not to designate these derivative contracts as an accounting hedge.

   The following gains and losses were recorded on the fair value of derivative financial instruments classified as trading for the year ended June 30, 2003. There were no derivative contracts classified as trading for the years ended June 30, 2002 and 2001 except those noted below to manage the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. (in thousands):

Trading gains (losses) on forward starting interest rate swaps:
Related to loan pipeline .............................................   $(3,796)
Related to whole loan sales ..........................................   $   441
Amount settled in cash - paid ........................................   $(2,671)


   At June 30, 2003, outstanding forward starting interest rate swap contracts used to manage interest rate risk on loans expected to be sold in whole loan sale transactions and the associated unrealized gains recorded as assets on the balance sheet are summarized in the table below. There were no open derivative contracts classified as trading for the years ended June 30, 2002 and 2001 except those noted below to manage the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. (in thousands):


                                                           NOTIONAL   UNREALIZED
                                                            AMOUNT       GAIN
                                                           --------   ----------
Forward starting interest rate swaps ..................    $170,000      $441


   The sensitivity of the forward starting interest rate swap contracts held as trading as of June 30, 2003 to a 0.1% change in market interest rates is $0.1 million.

   RELATED TO INTEREST-ONLY STRIPS. For fiscal years ended June 30, 2003 and 2002, respectively, the Company recorded net losses of $0.9 million and $0.7 million on an interest rate swap contract which was not designated as an accounting hedge. This contract was designed to reduce the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. The loss on the swap contract was due to decreases in the interest rate swap yield curve during the periods the contract was in place. Included in the $0.9 million net loss recorded in the fiscal year ended June 30, 2003 were unrealized gains of $0.1 million representing the net change in the fair value of the contract during the fiscal year and $1.0 million of cash losses paid during the fiscal year. Included in the $0.7 million net loss recorded in the fiscal year ended June 30, 2002 were unrealized losses of $0.5 million representing the net change in the fair value of the contract during the fiscal year and $0.2 million of cash losses paid during the fiscal year. The cumulative net unrealized loss of $0.3 million is included as a trading liability in Other liabilities.

   Terms of the interest rate swap contract at June 30, 2003 were as follows (dollars in thousands):

Notional amount ..................................................   $    44,535
Rate received - Floating(a) ......................................         1.18%
Rate paid - Fixed ................................................         2.89%
Maturity date ....................................................    April 2004
Unrealized loss ..................................................   $       334
Sensitivity to 0.1% change in interest rates .....................   $        17

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

18.  DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

TRADING ACTIVITY (CONTINUED)
---------------
(a) Rate represents the spot rate for one-month LIBOR paid on the securitized floating interest rate certificate at the end of the period

19.  RECONCILIATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE


                                                                                                       YEAR ENDED JUNE 30,
                                                                                                    2003       2002     2001
                                                                                                  --------    ------   ------
                                                                                              (IN THOUSANDS EXCEPT PER SHARE DATA)
(Numerator)
Income (loss) before cumulative effect of a change in accounting principle...............         $(29,902)   $7,859   $7,911
Cumulative effect of a change in accounting principle....................................               --        --      174
                                                                                                  --------    ------   ------
Net income (loss)........................................................................         $(29,902)   $7,859   $8,085
                                                                                                  ========    ======   ======

(Denominator)
Average Common Shares:
 Average common shares outstanding.......................................................            3,210     3,227    4,177
 Average potentially dilutive shares.....................................................               (a)      244       97
                                                                                                  --------    ------   ------
 Average common and potentially dilutive shares..........................................            3,210     3,471    4,274
                                                                                                  ========    ======   ======
Earnings (loss) per common share:
 Basic:
Income (loss) before cumulative effect of a change in accounting principle...............         $  (9.32)   $ 2.44   $ 1.89
Cumulative effect of a change in accounting principle....................................               --        --     0.05
                                                                                                  --------    ------   ------
 Net income (loss).......................................................................         $  (9.32)   $ 2.44   $ 1.94
                                                                                                  ========    ======   ======
 Diluted:
Income (loss) before cumulative effect of a change in accounting principle...............         $  (9.32)   $ 2.26   $ 1.85
Cumulative effect of a change in accounting principle....................................               --        --     0.04
                                                                                                  --------    ------   ------
 Net income (loss).......................................................................         $  (9.32)   $ 2.26   $ 1.89
                                                                                                  ========    ======   ======


---------------
(a) Anti-dilutive in fiscal year 2003.

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

20.  SEGMENT INFORMATION

   The Company has three operating segments: Loan Origination, Servicing and Treasury and Funding.

   The Loan Origination segment originates business purpose loans secured by real estate and other business assets, home equity loans typically to credit-impaired borrowers and loans secured by one to four family residential real estate.

   The Servicing segment services the loans originated by the Company both while held as available for sale by the Company and subsequent to securitization. Servicing activities include billing and collecting payments from borrowers, transmitting payments to securitization trust investors, accounting for principal and interest, collections and foreclosure activities and disposing of real estate owned.

   The Treasury and Funding segment offers the Company's subordinated debt securities pursuant to a registered public offering and obtains other sources of funding for the Company's general operating and lending activities.

   The All Other caption on the following tables mainly represents segments that do not meet the SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" defined thresholds for determining reportable segments, financial assets not related to operating segments and is mainly comprised of interest-only strips, unallocated overhead and other expenses of the Company unrelated to the reportable segments identified.

   The reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in the summary of significant accounting policies. Management evaluates a segment's performance based upon profit or loss from operations before income taxes.

   Reconciling items represent elimination of inter-segment income and expense items, and are included to reconcile segment data to the consolidated financial statements.

                                                                             YEAR ENDED JUNE 30, 2003
                                                 ----------------------------------------------------------------------------------
                                                     LOAN       TREASURY AND                             RECONCILING
                                                 ORIGINATION      FUNDING      SERVICING    ALL OTHER      ITEMS       CONSOLIDATED
                                                 -----------    ------------   ---------    ---------    -----------   ------------
                                                                                 (in thousands)
External revenues:
 Gain on sale of loans:
   Securitizations                                 $170,950       $     --      $     --     $     --     $      --     $  170,950
   Whole loan sales...........................          655             --            --           --            --            655
 Interest income .............................        9,311            422           762       47,347            --         57,842
 Non-interest income .........................        8,295              4        45,480           --       (41,820)        11,959
Inter-segment revenues .......................           --         75,422            --       74,752      (150,174)            --
Operating expenses:
 Interest expense ............................       20,970         66,526         2,467       53,557       (75,422)        68,098
 Non-interest expense ........................       52,471          9,079        42,542       64,406            --        168,498
 Depreciation and amortization ...............        3,236            108         1,168        4,136            --          8,648
 Interest-only strips valuation adjustment ...           --             --            --       45,182            --         45,182
 Inter-segment expense .......................      116,572             --            --           --      (116,572)            --
Income tax expense (benefit) .................       (1,575)            53            25      (17,621)           --       (19,118)
                                                   --------       --------      --------     --------     ---------     ----------
Net income (loss) ............................     $ (2,463)      $     82      $     40     $(27,561)    $      --     $ (29,902)
                                                   ========       ========      ========     ========     =========     ==========
Segment assets ...............................     $349,207       $156,082      $111,254     $639,377     $ (96,569)    $1,159,351
                                                   ========       ========      ========     ========     =========     ==========

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 JUNE 30, 2003

20.  SEGMENT INFORMATION (CONTINUED)


                                                                              YEAR ENDED JUNE 30, 2002
                                                  ---------------------------------------------------------------------------------
                                                     LOAN       TREASURY AND                             RECONCILING
                                                 ORIGINATION      FUNDING      SERVICING    ALL OTHER       ITEMS      CONSOLIDATED
                                                 -----------    ------------   ---------    ---------    -----------   ------------
                                                                                   (in thousands)
External revenues:
 Gain on sale of loans and leases
   Securitizations............................     $185,580       $     --      $     --     $     --     $      --      $185,580
   Whole loan sales...........................        2,448             --            --           --            --         2,448
 Interest income .............................        7,199            998         1,309       35,386            --        44,892
 Non-interest income .........................        9,198              1        35,387          102       (29,707)       14,981
Inter-segment revenues .......................           --         70,586            --       68,335      (138,921)           --
Operating expenses:
 Interest expense ............................       22,387         67,256           298       49,328       (70,586)       68,683
 Non-interest expense ........................       41,547         11,613        31,375       52,163            --       136,698
 Depreciation and amortization ...............        3,348            142         1,095        2,332            --         6,917
 Interest-only strips valuation adjustment ...           --             --            --       22,053            --        22,053
 Inter-segment expense .......................       98,042             --            --           --       (98,042)           --
Income tax expense (benefit) .................       16,423         (3,119)        1,650       (9,263)           --         5,691
                                                   --------       --------      --------     --------     ---------      --------
Net income (loss) ............................     $ 22,678       $ (4,307)     $  2,278     $(12,790)    $      --      $  7,859
                                                   ========       ========      ========     ========     =========      ========
Segment assets ...............................     $ 95,017       $202,621      $124,914     $541,950     $ (88,127)     $876,375
                                                   ========       ========      ========     ========     =========      ========

           AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  JUNE 30, 2003

21.  QUARTERLY DATA STATEMENT (UNAUDITED)

   The interim financial statements below contain all adjustments (consisting of normal recurring accruals and the elimination of intercompany balances) necessary in management's opinion for a fair presentation of financial position and results of operations. The following tables summarize financial data by quarters (in thousands, except per share amounts):


                                                                                         FISCAL 2003 QUARTERS ENDED
                                                                              -----------------------------------------------------
                                                                              JUNE 30,    MARCH 31,    DECEMBER 31,   SEPTEMBER 30,
                                                                              --------    ---------    ------------   -------------
REVENUES
Gain on sale of loans and leases
 Securitizations ..........................................................   $    556     $54,504       $57,879         $58,011
 Whole sale loans .........................................................        626          (4)           (2)             35
Interest and fees .........................................................      6,002       4,665         4,595           4,133
Interest accretion on interest-only strips ................................     12,986      12,114        11,500          10,747
Servicing income ..........................................................        382         486           644           1,537
Other income ..............................................................          3           1             2               4
                                                                              --------     -------       -------         -------
Total revenues ............................................................     20,555      71,766        74,618          74,467
Total expenses (a) ........................................................     76,383      71,737        70,979          71,327
                                                                              --------     -------       -------         -------
Income (loss) before provision for income tax expense .....................    (55,828)         29         3,639           3,140
Provision for income tax expense (benefit) ................................    (21,773)       (192)        1,528           1,319
                                                                              --------     -------       -------         -------
Net income (loss) .........................................................   $(34,055)    $   221       $ 2,111         $ 1,821
                                                                              ========     =======       =======         =======

Earnings (loss) per common share:
 Basic ....................................................................   $ (10.62)    $  0.06       $  0.66         $  0.58
 Diluted ..................................................................   $ (10.56)    $  0.05       $  0.64         $  0.55


---------------
(a) Includes pre-tax adjustments to the fair value of securitization assets of $11.8 million, $10.7 million, $10.6 million and $12.1 million for the quarters ended June 30, March 31, December 31 and September 30, respectively.

          American Business Financial Services, Inc. and Subsidiaries
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                 JUNE 30, 2003

21.  QUARTERLY DATA STATEMENT (UNAUDITED) (CONTINUED)



                                                                                            FISCAL 2002 QUARTERS ENDED
                                                                              -----------------------------------------------------
                                                                              JUNE 30,    MARCH 31,    DECEMBER 31,   SEPTEMBER 30,
                                                                              --------    ---------    ------------   -------------
REVENUES
Gain on sale of loans and leases
 Securitizations ..........................................................    $56,441     $49,220       $44,563         $35,356
 Whole sale loans .........................................................         74         540           641           1,193
Interest and fees .........................................................      4,505       4,752         4,885           4,748
Interest accretion on interest-only strips ................................      9,466       9,538         8,646           7,736
Servicing income ..........................................................      1,267       1,282         1,298           1,636
Other income ..............................................................          7         103             1               3
                                                                               -------     -------       -------         -------
Total revenues ............................................................     71,760      65,435        60,034          50,672
Total expenses (a) ........................................................     67,818      62,399        55,810          48,324
                                                                               -------     -------       -------         -------
Income before provision for income tax expense ............................      3,942       3,036         4,224           2,348
Provision for income tax expense ..........................................      1,656       1,275         1,774             986
                                                                               -------     -------       -------         -------
Net Income ................................................................    $ 2,286     $ 1,761       $ 2,450         $ 1,362
                                                                               =======     =======       =======         =======

Earnings per common share:
 Basic ....................................................................    $  0.73     $  0.53       $  0.79         $  0.39
 Diluted ..................................................................    $  0.68     $  0.49       $  0.73         $  0.36


---------------
(a) Includes pre-tax adjustments to the fair value of securitization assets of $8.9 million, $8.7 million and $4.5 million for the quarters ended June 30, March 31 and December 31, respectively.

===============================================================================


You should rely only on the information contained or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus, including information incorporated by reference, is accurate as of any date other than the date on the front of the prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy the securities in any jurisdiction where that offer or sale is not permitted. The information in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of securities.









                               [GRAPHIC OMITTED]

                                    ABFS(SM)
                      AMERICAN BUSINESS FINANCIAL SERVICES





                                  $280,000,000

                                       OF

                         SUBORDINATED INVESTMENT NOTES

                        AND ADJUSTABLE-RATE SUBORDINATED

                          UNINSURED MONEY MARKET NOTES









                           _________________________

                                   PROSPECTUS
                           _________________________







===============================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses to be incurred in connection with the offering of the Subordinated Debentures, other than underwriting discounts and commissions, which ABFS does not anticipate paying:

      SEC Registration Fee*..........................................     $    35,476
      NASD Filing Fee................................................               0
      Printing, Engraving and Mailing................................         137,500
      Legal Fees and Expenses........................................         350,000
      Accounting Fees and Expenses...................................         100,000
      Blue Sky Fees and Expenses.....................................          20,000
      Miscellaneous..................................................       4,457,024(1)
                                                                          -----------
         TOTAL.......................................................     $ 5,100,000

----------------------------
* Exact; all other fees and expenses are estimates.

(1) Includes $10,000 for trustee fees.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Amended and Restated Bylaws (the "Bylaws") of ABFS provide for indemnification of its directors and officers to the full extent permitted by Delaware law. In the event that the Delaware General Corporation Law (the "Corporation Law") is amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, the Certificate of Incorporation and Bylaws provide that the personal liability of the directors and officers of ABFS shall be so eliminated or limited.

         Section 145 of the Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding.

         Section 145 of the Corporation Law provides that a corporation may pay the expenses incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. The Certificate of Incorporation and Bylaws of ABFS provide that ABFS shall pay such expenses.

         The Company maintains insurance to cover the Company's directors and executive officers for liabilities which may be incurred by the Company's directors and executive officers in the performance of their duties.

ITEM 16. EXHIBITS

                                  EXHIBIT INDEX

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
       4.1          Form of Unsecured Investment Note (Incorporated by reference to Exhibit 4.1 of Amendment No. 1 to the Registration
                    Statement on Form SB-2 filed April 29, 1994, Registration
                    Number 33-76390).

       4.2 Form of Unsecured Investment Note issued pursuant to Indenture with First Trust, National Association, a national banking association (Incorporated by reference to Exhibit
                    4.5 of Amendment No. One to the Registration Statement on Form SB-2 filed on December 14, 1995, Registration Number 33-98636 (the "1995 Form SB-2")).

       4.3 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference to Exhibit 4.6 of the Registration Statement on Form SB-2 filed on October 26, 1995, Registration Number 33-98636).

       4.4 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference to Exhibit 4.4 of the Registration Statement on Form SB-2 filed March 28, 1997, Registration Number 333-24115 (the "1997 Form SB-2")).

       4.5 Form of Unsecured Investment Note (Incorporated by reference to Exhibit 4.5 of the 1997 Form SB-2).

       4.6 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference to Exhibit 4.4 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

       4.7 Form of Unsecured Investment Note (Incorporated by reference to Exhibit 4.5 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

       4.8 Form of Indenture by and between ABFS and U.S. Bank Trust, National Association, a national banking association (Incorporated by reference to Exhibit 4.8 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
       4.9          Form of Unsecured Investment Note (Incorporated by reference to Exhibit 4.9 of Registrant's Registration Statement on
                    Form S-2, No. 333-63859, filed September 21, 1998).

       4.10 Form of Indenture by and between ABFS and U.S. Bank Trust National Association (Incorporated by reference to Exhibit
                    4.10 of Registrant's Registration Statement on Form S-2, No. 333-87333, filed September 17, 1999).

       4.11 Form of Indenture by and between ABFS and U.S. Bank Trust National Association. (Incorporated by reference to Exhibit
                    4.11 of Registrant's Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000).

       4.12         Form of Investment Note. (Incorporated by reference to
                    Exhibit 4.12 of Registrant's Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000).

       4.13 Form of Indenture by and between ABFS and U.S. Bank Trust National Association. (Incorporated by reference to Exhibit
                    4.13 of Registrant's Registration Statement on Form S-2, No. 333-63014, filed on June 14, 2001).

       4.14         Form of Investment Note. (Incorporated by reference to
                    Exhibit 4.14 of Registrant's Registration Statement on Form S-2, No. 333-63014, filed on June 14, 2001).

       4.15 Form of Indenture by and between ABFS and U.S. Bank National Association. (Incorporated by reference to Exhibit 4.15 of Registrant's Registration Statement on Form S-2, No. 333-90366, filed on June 12, 2002)

       4.16         Form of Investment Note. (Incorporated by reference to
                    Exhibit 4.16 of Registrant's Registration Statement on Form S-2, No. 333-90366, filed on June 12, 2002).

       4.17 Form of Indenture by and between ABFS and U.S. Bank National Association. (Incorporated by reference to Exhibit 4.17 of Registrant's Registration Statement on Form S-2, No. 333-106476, filed on June 25, 2003).

       4.18         Form of Investment Note. (Incorporated by reference to
                    Exhibit 4.18 of Registrant's Registration Statement on Form S-2, No. 333-106476, filed on June 25, 2003).

       4.19 Indenture dated December 31, 2003 by and between ABFS and U.S. Bank National Association as Trustee. (Incorporated by reference to Exhibit 4.2 of Registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2003, filed on February 27, 2004).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
       4.20         Form of Senior Collateralized Subordinated Note.
                    (Incorporated by reference to Exhibit T3E-5 of Registrant's
                    Application for Qualification of Indenture under the Trust
                    Indenture Act of 1939 on Form T-3, filed on December 1,
                    2003).

       4.21 Form of Indenture by and between ABFS and U.S. Bank National Association. (Incorporated by reference to Exhibit T3C of Registrant's Application for Qualification of Indenture under the Trust Indenture Act of 1939 on Form T-3, filed on May 14, 2004).

       4.22         Form of Senior Collateralized Subordinated Note.
                    (Incorporated by reference to Exhibit T3E-5 of Registrant's Application for Qualification of Indenture under the Trust Indenture Act of 1939 on Form T-3, filed on May 14, 2004).

       4.23 Form of Indenture by and between ABFS and U.S. Bank National Association.

       4.24         Form of Investment Note.

       5.1          Opinion of Blank Rome LLP.

       10.1 Amended and Restated Stock Option Plan (Incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-QSB from the quarter ended September 30, 1997, filed on November 14, 1997 (the "09/30/97 Form 10-QSB")). **

       10.2         Stock Option Award Agreement (Incorporated by reference to
                    Exhibit 10.1 of the Registrant's Registration Statement on Form S-11 filed on February 26, 1993, Registration No. 33-59042 (the "Form S-11")). **

       10.3 1995 Stock Option Plan for Non-Employee Directors (Incorporated by reference to Exhibit 10.6 of the Amendment No. 1 to the Registrant's 1996 Form SB-2 filed on February 4, 1997 Registration No. 333-18919 (the "Amendment No. 1 to the 1996 Form SB-2")). **

       10.4 Form of Option Award Agreement for Non-Employee Directors Plan for Formula Awards (Incorporated by reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-KSB for the period ended June 30, 1996, filed on September 27, 1996 (the "1996 Form 10-KSB")). **

       10.5 1997 Non-Employee Director Stock Option Plan (including form of Option Agreement) (Incorporated by reference to Exhibit
                    10.1 of the Registrant's 09/30/97 Form 10-QSB). **

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
       10.6         Lease dated January 7, 1994 by and between TCW Realty Fund
                    IV Pennsylvania Trust and ABFS (Incorporated by reference to
                    Exhibit 10.9 of the Registrant's Registration Statement on
                    Form SB-2 filed on March 15, 1994, File No. 33-76390).

       10.7 First Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated October 24, 1994. (Incorporated by reference to Exhibit 10.9 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995 (the "1995 Form 10-KSB")).

       10.8 Second Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated December 23, 1994 (Incorporated by reference to Exhibit 10.10 of the Registrant's 1995 Form 10-KSB).

       10.9 Third Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated July 25, 1995 (Incorporated by reference to Exhibit 10.11 of the Registrant's 1995 Form 10-KSB).

      10.10 Promissory Note of Anthony J. Santilli and Stock Pledge Agreement dated September 29, 1995 (Incorporated by reference to Exhibit 10.14 of the Registrant's 1995 Form SB-2).

      10.11 Form of Employment Agreement with Anthony J. Santilli, Beverly Santilli and Jeffrey M. Ruben (Incorporated by reference to Exhibit 10.15 of the Amendment No. 1 to the Registrant's 1996 Form SB-2). **

      10.12 Amendment One to Anthony J. Santilli's Employment Agreement (Incorporated by reference to Exhibit 10.3 of the Registrant's 09/30/97 Form 10-QSB). **

      10.13 Amendment One to Beverly Santilli's Employment Agreement (Incorporated by reference to Exhibit 10.4 of the Registrant's 09/30/97 Form 10-QSB). **

      10.14         Management Incentive Plan (Incorporated by reference to
                    Exhibit 10.16 of the Registrant's 1996 Form SB-2). **

      10.15 Form of Option Award Agreement for Non-Employee Directors Plan for Non-Formula Awards (Incorporated by reference to Exhibit 10.18 of the Amendment No. 1 to the Registrant's 1996 Form SB-2). **

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.16         Form of Pooling and Servicing Agreement related to the
                    Company's loan securitizations dated May 1, 1996, August 31,
                    1996, February 28, 1997, September 1, 1997, February 1,
                    1998, June 1, 1998, and September 1, 1998 (Incorporated by reference to Exhibit 4.1 of the Registrant's Quarterly
                    Report on Form 10-QSB for the quarter ended March 31, 1995 filed on May 15, 1995 (the "03/31/95 Form 10-QSB")).

      10.17 Form of Sales and Contribution Agreement related to the Company's loan securitizations dated May 1, 1996 and September 27, 1996 (Incorporated by reference to Exhibit 4.1 of the Registrant's 03/31/95 Form 10-QSB).

      10.18 Form of Indenture related to the Company's loan securitizations dated December 1, 1998, March 1, 1999, June 1, 1999, September 1, 1999, December 1, 1999, March 1, 2000,
                    June 1, 2000, September 1, 2000, December 1, 2000, September 1, 2001 and December 1, 2001. (Incorporated by reference to
                    Exhibit 10.18 to the Registrant's Registration Statement on Form S-2 filed June 14, 2001, Registration No. 333-63014 (the "2001 Form S-2")).

      10.19 Form of Unaffiliated Seller's Agreement related to the Company's loan securitizations dated December 1, 1998, March 1, 1999, June 1, 1999, September 1, 1999, December 1, 1999,
                    March 1, 2000, June 1, 2000, September 1, 2000, December 1, 2000, September 1, 2001 and December 1, 2001. (Incorporated by reference to Exhibit 10.19 to the Registrant's 2001 Form S-2).

      10.20 Fourth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated April 9, 1996 (Incorporated by reference to Exhibit 10.22 to the Amendment No. 1 to the Registrant's 1997 Form SB-2).

      10.21 Fifth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated October 8, 1996 (Incorporated by reference to Exhibit 10.23 to the Amendment No. 1 to the Registrant's 1997 Form SB-2).

      10.22 Sixth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated March 31, 1997 (Incorporated by reference to Exhibit 10.24 to the Amendment No. 1 to the Registrant's 1997 Form SB-2).

      10.23         Agreement for Purchase and Sale of Stock between Stanley L.
                    Furst, Joel E. Furst and ABFS dated October 27, 1997 (Incorporated by reference to Registrant's Current Report on Form 8-K dated October 27, 1997, File No. 0-22747).

      10.24 Standard Form of Office Lease and Rider to Lease dated April 2, 1993 by and between 5 Becker Farm Associates and NJMIC (Incorporated by reference to Exhibit 10.29 of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed on January 22, 1998, Registration No. 333-2445).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.25         First Amendment of Lease by and between 5 Becker Farm
                    Associates and NJMIC dated July 27, 1994 (Incorporated by reference to Exhibit 10.30 of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed on January 22, 1998, Registration No. 333-2445).

      10.26 Form of Debenture Note related to NJMIC's subordinated debt (Incorporated by reference to Exhibit 10.31 of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed on January 22, 1998, Registration No. 333-2445).

      10.27 Form of Standard Terms and Conditions of Servicing Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996. (Incorporated by reference to Exhibit
                    10.33 of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed on January 22, 1998, Registration No. 333-2445).

      10.28 Form of Standard Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996 (Incorporated by reference to
                    Exhibit 10.34 of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed on January 22, 1998, Registration No. 333-2445).

      10.29 Amended and Restated Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference to Exhibit
                    10.35 of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed on January 22, 1998, Registration No. 333-2445).

      10.30 Amended and Restated Specific Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference to Exhibit 10.36 of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed on January 22, 1998, Registration No. 333-2445).

      10.31 Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated March 1, 1996 (Incorporated by reference to Exhibit 10.37 of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed on January 22, 1998, Registration No. 333-2445).

      10.32 Specific Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitization dated March 1, 1996 (Incorporated by reference to Exhibit 10.38 of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed on January 22, 1998, Registration No. 333-2445).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.33         Form of Indenture related to the lease-backed
                    securitizations among ABFS Equipment Contract Trust 1998-A,
                    American Business Leasing, Inc. and The Chase Manhattan Bank dated June 1, 1998 and among ABFS Equipment Contract Trust
                    1999-A, American Business Leasing, Inc. and The Chase
                    Manhattan Bank dated June 1, 1999. (Incorporated by reference to Exhibit 10.39 of Registrant's Registration
                    Statement on Form S-2, No. 333-63859, filed on September 21,
                    1998).

      10.34 Form of Receivables Sale Agreement related to the lease-backed securitizations ABFS Equipment Contract Trust 1998-A, dated June 1, 1998, and ABFS Equipment Contract Trust 1999-A, dated June 1, 1999. (Incorporated by reference to Exhibit 10.34 of the Registrant's 2001 Form S-2).

      10.35 Form of Unaffiliated Seller's Agreement related to the Company's home equity loan securitizations dated March 27, 1997, September 29, 1997, February 1, 1998, June 1, 1998,
                    and September 1, 1998 (Incorporated by reference to Exhibit
                    10.40 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

      10.36 $100.0 Million Receivables Purchase Agreement, dated September 30, 1998 among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Capital Markets and First Union National Bank, as liquidity agent. (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, filed on November 16, 1998).

      10.37 Lease Agreement dated August 30, 1999 related to One Presidential Boulevard, Bala Cynwyd, Pennsylvania (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, filed on November 15, 1999 (the "09/30/99 Form 10-Q")).

      10.38 Employment Agreement between American Business Financial Services, Inc. and Albert Mandia (Incorporated by reference to Exhibit 10.2 of the Registrant's 09/30/99 Form 10-Q). **

      10.39 Change in Control Agreement between American Business Financial Services, Inc. and Albert Mandia (Incorporated by reference to Exhibit 10.3 of the Registrant's 09/30/99 Form 10-Q). **

      10.40 American Business Financial Services, Inc. Amended and Restated 1999 Stock Option Plan (Incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q from the quarter ended September 30, 2001 filed on November 14, 2001). **

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.41         Amendment No. 3 to Receivables Purchase Agreement, dated as of October 13, 1999 among American Business Lease Funding
                    Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference to Exhibit
                    10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, filed on February 14, 2000 (the "12/31/99 Form 10-Q")).

      10.42 Amendment No. 4, dated as of November 12, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference to Exhibit 10.4 of the Registrant's 12/31/99 Form 10-Q).

      10.43 Amendment No. 5, dated as of November 29, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference to Exhibit 10.5 of the Registrant's 12/31/99 Form 10-Q).

      10.44 Amendment No. 6, dated as of December 14, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference to Exhibit 10.6 of the Registrant's 12/31/99 Form 10-Q).

      10.45 Seventh Amendment, dated as of December 31, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference to Exhibit 10.7 of the Registrant's 12/31/99 Form 10-Q).

      10.46 Eight Amendment, dated as of January 10, 2000, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference to Exhibit 10.8 of the Registrant's 12/31/99 Form 10-Q).

      10.47 Sale and Servicing Agreement, dated as of March 1, 2000, by and among Prudential Securities Secured Financing Corporation, ABFS Mortgage Loan Trust 2000-1, Chase Bank of Texas, N.A., as collateral agent, The Chase Manhattan Bank, as indenture trustee and American Business Credit, Inc., as Servicer (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed on May 12, 2000).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.48         Warehousing Credit and Security Agreement dated as of May 5,
                    2000 between New Jersey Mortgage and Investment Corp.,
                    American Business Credit, Inc., HomeAmerican Credit, Inc.
                    d/b/a Upland Mortgage and Residential Funding Corporation.
                    (Incorporated by reference to Exhibit 10.63 of the Registrant's Registration Statement on Form S-2, No.
                    333-40248, filed on June 27, 2000).

      10.49 Sale and Servicing Agreement dated as of July 6, 2000 by and among ABFS Greenmont, Inc., as Depositor, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, and New Jersey Mortgage and Investment Corp., as Originators and Subservicers, ABFS Mortgage Loan Warehouse Trust 2000-2, as Trust, American Business Credit, Inc., as an Originator and Servicer, American Business Financial Services, Inc., as Sponsor, and The Chase Manhattan Bank, as Indenture Trustee and Collateral Agent (Incorporated by reference to Exhibit 10.64 of the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2000, filed on October 10, 2000 (the "2000 Form 10-K")).

      10.50 Indenture dated as of July 6, 2000 between ABFS Mortgage Loan Warehouse Trust 2000-2 and The Chase Manhattan Bank. (Incorporated by reference to Exhibit 10.65 of the Registrant's 2000 Form 10-K).

      10.51 Employment Agreement by and between American Business Financial Services, Inc. and Milton Riseman (Incorporated by reference to Exhibit 10.66 of the Registrant's 2000 Form 10-K). **

      10.52 Letter Employment Agreement by and between American Business Financial Services, Inc. and Ralph Hall (Incorporated by reference to Exhibit 10.67 of the Registrant's 2000 Form 10-K). **

      10.53 Master Loan and Security Agreement, dated as of January 22, 2001, between American Business Credit, Inc., HomeAmerican Credit, Inc., d/b/a Upland Mortgage, and American Business Mortgage Services, Inc., f/k/a New Jersey Mortgage and Investment Corp., as Borrowers, American Business Financial Services, Inc., as Guarantor, and Morgan Stanley Dean Witter Mortgage Capital Inc., as Lender (Incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000, filed on February 13, 2001 (the "12/31/00 Form 10-Q")).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.54         Senior Secured Credit Agreement, among: American Business
                    Credit, Inc. ("ABC"), a Pennsylvania corporation,
                    HomeAmerican Credit, Inc. ("HAC"), a Pennsylvania corporation doing business under the assumed or fictitious name Upland Mortgage, and New Jersey Mortgage and Investment
                    Corp., a New Jersey corporation whose name will be changed in January 2001 to American Business Mortgage, American
                    Business Financial Services, Inc. (the "Parent"), and The
                    Chase Manhattan Bank (Incorporated by reference to Exhibit
                    10.2 of the Registrant's 12/31/00 Form 10-Q).

      10.55 Sale and Servicing Agreement, dated as of March 1, 2001, by and among ABFS OSO, Inc., a Delaware corporation, as the Depositor, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation, as the Originators, American Business Financial Services Inc., a Delaware corporation, as the Guarantor, ABFS Mortgage Loan Warehouse Trust 2001-1, a Delaware business trust, as the Trust, American Business Credit, Inc., a Pennsylvania corporation, as the Servicer, EMC Mortgage Corporation, a Delaware corporation, as the Back-up Servicer, and The Chase Manhattan Bank, a New York banking corporation, as the Indenture Trustee and the Collateral Agent. (Incorporated by reference to Exhibit 10.72 of Registrant's Post-Effective Amendment No. One to the Registrant's Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001 (the "Amendment to the 2001 Form S-2")).

      10.56 Indenture, dated as of March 1, 2001, by and among Triple-A One Funding Corporation, a Delaware corporation, as the Initial Purchaser, ABFS Mortgage Loan Warehouse Trust 2001-1, a Delaware statutory business trust, and its successors and assigns, as the Trust or the Issuer, The Chase Manhattan Bank, a New York banking corporation, and its successors, as the Indenture Trustee, and American Business Financial Services, Inc., as the Guarantor. (Incorporated by reference to Exhibit 10.73 of the Registrant's Amendment to the 2001 Form S-2).

      10.57 Insurance and Reimbursement Agreement, dated as of March 28, 2001, among MBIA Insurance Corporation, a New York stock insurance company, ABFS Mortgage Loan Warehouse Trust 2001-1, a Delaware business trust, as the Trust, ABFS OSO, Inc., a Delaware corporation, as the Depositor, American Business Credit, Inc., a Pennsylvania corporation, as the Originator and the Servicer, HomeAmerican Credit, Inc., a Pennsylvania corporation, d/b/a Upland Mortgage, as the Originator, American Business Mortgage Services, Inc., a New Jersey corporation, as the Originator, American Business Financial Services, Inc., a Delaware corporation, as the Guarantor, The Chase Manhattan Bank, as the Indenture Trustee, and Triple-A One Funding Corporation, a Delaware corporation, as the Initial Purchaser. (Incorporated by reference to Exhibit 10.74 of the Registrant's Amendment to the 2001 Form S-2).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.58         Pooling and Servicing Agreement, relating to ABFS Mortgage
                    Loan Trust 2001-1, dated as of March 1, 2001, by and among Morgan Stanley ABS Capital I Inc., a Delaware corporation, as the Depositor, American Business Credit, Inc., a
                    Pennsylvania corporation, as the Servicer, and The Chase
                    Manhattan Bank, a New York banking corporation, as the Trustee. (Incorporated by reference to Exhibit 10.75 of the Registrant's Amendment to the 2001 Form S-2).

      10.59 Unaffiliated Seller's Agreement, dated as of March 1, 2001, by and among Morgan Stanley ABS Capital I, Inc., a Delaware corporation, and its successors and assigns, as the Depositor, ABFS 2001-1, Inc., a Delaware corporation, and its successors, as the Unaffiliated Seller, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services Inc., a New Jersey corporation, as the Originators. (Incorporated by reference to Exhibit 10.76 of the Registrant's Amendment to the 2001 Form S-2).

      10.60 Amended and Restated Sale and Servicing Agreement dated as of June 28, 2001 by and among ABFS Greenmont, Inc., as Depositor, HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc. f/k/a New Jersey Mortgage and Investment Corp., as Originators and Subservicers, ABFS Mortgage Loan Warehouse Trust 2000-2, as Trust, American Business Credit, Inc., as an Originator and Servicer, American Business Financial Services, Inc., as Sponsor and The Chase Manhattan Bank, as Indenture Trustee and Collateral Agent. (Incorporated by reference to Exhibit
                    10.60 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, filed on September 28,
                    2001).

      10.61         Letter Agreement dated July 1, 2000 between ABFS and Albert
                    W. Mandia. (Incorporated by reference to Exhibit 10.61 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2 filed on October 5, 2001). **

      10.62 American Business Financial Services, Inc. 2001 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed on November 14, 2001 (the "September 2001 Form 10-Q")).**

      10.63 American Business Financial Services, Inc. 2001 Stock Incentive Plan Restricted Stock Agreement. (Incorporated by reference to Exhibit 10.2 of the Registrant's September 2001 Form 10-Q).**

      10.64 American Business Financial Services, Inc. 2001 Executive Management Incentive Plan. (Incorporated by reference to
                    Exhibit 10.3 of the Registrant's September 2001 Form
                    10-Q).**

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.65         December 2001 Amendment to Senior Secured Credit Agreement
                    dated December 2001, among American Business Financial
                    Services, Inc., a Pennsylvania corporation, HomeAmerican
                    Credit, Inc., a Pennsylvania corporation doing business under the assumed or fictitious name Upland Mortgage, and American Business Mortgage Services, Inc. and JPMorgan Chase
                    Bank. (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001, filed on February 14, 2002 (the
                    "December 2001 Form 10-Q")).

      10.66 Master Repurchase Agreement between Credit Suisse First Boston Mortgage Capital LLC and ABFS Repo 2001, Inc. (Incorporated by reference to Exhibit 10.2 of the Registrant's December 2001 Form 10-Q).

      10.67 Master Contribution Agreement, dated as of November 16, 2001 by and between American Business Financial Services, Inc. and ABFS Repo 2001, Inc. (Incorporated by reference to
                    Exhibit 10.3 of the Registrant's December 2001 Form 10-Q).

      10.68 Custodial Agreement dated as of November 16, 2001, by and among ABFS Repo 2001, Inc., a Delaware corporation; American Business Credit, Inc., a Pennsylvania corporation; JPMorgan Chase Bank, a New York banking corporation; and Credit Suisse First Boston Mortgage Capital LLC. (Incorporated by reference to Exhibit 10.4 of the Registrant's December 2001 Form 10-Q).

      10.69 Guaranty, dated as of November 16, 2001, by and among American Business Financial Services, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage, American Business Mortgage Services, Inc. and Credit Suisse First Boston Mortgage Capital LLC. (Incorporated by reference to Exhibit 10.5 of the Registrant's December 2001 Form 10-Q).

      10.70 Amendment No. 1 to the Indenture dated March 1, 2001 among Triple-A One Funding Corporation, ABFS Mortgage Loan Warehouse Trust 2001-1 and JPMorgan Chase Bank. (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 15, 2002 (the "March 2002 Form 10-Q").

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.71         Amendment No. 2 to the Sale and Servicing Agreement dated as of March 1, 2001 by and among ABFS OSO Inc., a Delaware corporation, as Depositor, ABFS Mortgage Loan Warehouse
                    Trust 2001-1, a Delaware business trust, as the Trust, American Business Financial Services, Inc., a Delaware corporation, as Guarantor, American Business Credit, Inc., a
                    Pennsylvania corporation, as Servicer, JPMorgan Chase Bank f/k/a The Chase Manhattan Bank, a New York banking corporation, as Indenture Trustee and as Collateral Agent and MBIA Insurance Corporation, a New York stock insurance company, as Note Insurer. (Incorporated by reference to Exhibit 10.2 of the Registrant's March 2002 Form 10-Q).

      10.72 3/02 Amended and Restated Senior Secured Credit Agreement dated as of March 15, 2002 among: American Business Credit, Inc. and certain affiliates and JPMorgan Chase Bank, as Agent and as a Lender. (Incorporated by reference to Exhibit
                    10.3 of the Registrant's March 2002 Form 10-Q).

      10.73 $1.2 million Committed Line of Credit Note between American Business Financial Services, Inc. and Firstrust Savings Bank dated January 18, 2002. (Incorporated by reference to Exhibit 10.4 of the Registrant's March 2002 Form 10-Q).

      10.74 American Business Financial Services, Inc. Dividend Reinvestment and Stock Purchase Plan. (Incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form S-3, No. 333-87574, filed on May 3, 2002).

      10.75 Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2001-2, dated as of June 1, 2001, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and The Chase Manhattan Bank, a New York banking corporation. (Incorporated by reference to Exhibit
                    10.75 of the Registrant's Registration Statement on Form S-2, No. 33-90366, filed on June 12, 2002 (the "2002 Form
                    S-2")).

      10.76 Unaffiliated Seller's Agreement, dated June 1, 2001 by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, ABFS 2001-2, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation. (Incorporated by reference to Exhibit 10.76 of the Registrant's 2002 Form S-2).

      10.77 Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2002-1, dated as of March 1, 2002, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation and JPMorgan Chase Bank, a New York banking corporation. (Incorporated by reference to Exhibit 10.77 of the Registrant's 2002 Form S-2).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.78         Unaffiliated Seller's Agreement, dated as of March 1, 2002 by and among Bear Stearns Asset Backed Securities, Inc., a
                    Delaware corporation, ABFS 2002-1, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a Upland
                    Mortgage, a Pennsylvania corporation and American Business
                    Mortgage Services, Inc., a New Jersey corporation.
                    (Incorporated by reference to Exhibit 10.78 of the Registrant's 2002 Form S-2).

      10.79 Pooling and Services Agreement relating to ABFS Mortgage Loan Trust 2002-2, dated as of June 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and JP Morgan Chase Bank, a New York corporation. (Incorporated by reference to Exhibit
                    10.79 of the Registrant's Annual Report on Form 10-K for the year ended June 30, 2002 filed on September 20, 2002 (the "2002 Form 10-K")).

      10.80 Unaffiliated Seller's Agreement, dated as of June 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, ABFS 2002-2, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and HomeAmerican Credit Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation. (Incorporated by reference to Exhibit 10.80 of the Registrant's 2002 Form 10-K).

      10.81 Indemnification Agreement dated June 21, 2002, by ABFS 2002-2, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. and American Business Mortgage Services, Inc. in favor of Credit Suisse First Boston Mortgage Securities Corp. and Credit Suisse First Boston Corp. (Incorporated by reference to Exhibit 10.81 of the Registrant's 2002 Form 10-K).

      10.82 First Amended and Restated Warehousing Credit and Security Agreement between American Business Credit, Inc., a Pennsylvania corporation, American Business Mortgage Services, Inc., a New Jersey corporation, HomeAmerican Credit, Inc., a Pennsylvania corporation, and Residential Funding Corporation, a Delaware corporation dated as of July 1, 2002. (Incorporated by reference to Exhibit 10.82 of the Registrant's 2002 Form 10-K).

      10.83 Promissory Note between American Business Credit, Inc., a Pennsylvania corporation, American Business Mortgage Services, Inc., a New Jersey corporation, HomeAmerican Credit, Inc., a Pennsylvania corporation, and Residential Funding Corporation, a Delaware corporation dated July 1, 2002. (Incorporated by reference to Exhibit 10.83 of the Registrant's 2002 Form 10-K).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.84         Guaranty dated July 1, 2002 given by American Business
                    Financial Services, Inc., a Delaware corporation, to
                    Residential Funding Corporation, a Delaware corporation.
                    (Incorporated by reference to Exhibit 10.84 of the Registrant's 2002 Form 10-K).

      10.85 Office Lease Agreement, dated November 27, 2002 and Addendum to Office Lease, dated November 27, 2002 between the Registrant and Wanamaker, LLC. (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated December 9, 2002, filed on December 27, 2002).

      10.86 Letter Agreement dated May 20, 2002 between the Registrant and the Commonwealth of Pennsylvania. (Incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, dated December 9, 2002, filed on December 27,
                    2002).

      10.87 Letter of Intent with PIDC Local Development Corporation dated December 3, 2002. (Incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K, dated December 9, 2002, filed on December 27, 2002).

      10.88 Letter of Credit from JPMorgan Chase Bank for $6,000,000 provided as security for a lease for office space. (Incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, filed on February 14, 2003 (the "12/31/02 Form 10-Q")).

      10.89 12/02 Amendment to Senior Secured Credit Agreement for $50.0 million warehouse line, operating line and letter of credit with JPMorgan Chase. (Incorporated by reference to Exhibit
                    10.5 to the Registrant's 12/31/02 Form 10-Q).

      10.90 Lease between CWLT Roseland Exchange L.L.C., and American Business Financial Services, Inc. for 105 Eisenhower Parkway, Roseland, N.J. (the "Roseland Lease") (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed on May 15, 2003 (the "03/31/03 Form 10-Q")).

      10.91 Amendment No. 3 to Letter of Credit Agreement with JP Morgan Chase (Incorporated by reference to Exhibit 10.1 to the Registrant's 03/31/03 Form 10-Q).

      10.92 First Amendment to the Roseland Lease (Incorporated by reference to Exhibit 10.3 of the Registrant's 03/31/03 Form 10-Q).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.93         Pooling And Servicing Agreement relating to ABFS Mortgage
                    Loan Trust 2002-3, dated as of September 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, American Business Credit, Inc., a
                    Pennsylvania corporation, and JPMorgan Chase Bank, a New
                    York banking corporation. (Incorporated by reference to Exhibit 10.93 of Registrant's Registration Statement on Form
                    S-2, No. 333-106476, filed on June 25, 2003 (the 06/25/03
                    Form S-2")).

      10.94 Unaffiliated Seller's Agreement, dated as of September 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, ABFS 2002-3, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation. (Incorporated by reference to Exhibit 10.94 of Registrant's 06/25/03 Form S-2).

      10.95 Indemnification Agreement, dated September 23, 2002, by ABFS 2002-3, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc. in favor of Credit Suisse First Boston Mortgage Securities Corp. and Credit Suisse First Boston Corporation. (Incorporated by reference to Exhibit
                    10.95 of Registrant's 06/25/03 Form S-2).

      10.96 Unaffiliated Seller's Agreement, dated as of December 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, ABFS 2002-4, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation. (Incorporated by reference to Exhibit 10.96 of Registrant's 06/25/03 Form S-2).

      10.97 Pooling and Servicing Agreement relating to ABFS Mortgage Loan Trust 2002-4, dated as of December 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and JPMorgan Chase Bank, a New York banking corporation. (Incorporated by reference to Exhibit 10.97 of Registrant's 06/25/03 Form S-2).

      10.98 Indemnification Agreement, dated December 18, 2002, by ABFS 2002-4, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc. in favor of Credit Suisse First Boston Mortgage Securities Corp. and Credit Suisse First Boston Corporation. (Incorporated by reference to Exhibit
                    10.98 of Registrant's 06/25/03 Form S-2).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.99         Unaffiliated Seller's Agreement, dated as of March 1, 2003, by and among Bear Stearns Asset Backed Securities, Inc., a
                    Delaware corporation, ABFS 2003-1, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a Upland
                    Mortgage, a Pennsylvania corporation, and American Business
                    Mortgage Services, Inc., a New Jersey corporation.
                    (Incorporated by reference to Exhibit 10.99 of the Registrant's Annual Report on Form 10-K for the year ended
                    June 30, 2003, filed on September 29, 2003 (the "2003 Form
                    10-K")).

      10.100 Pooling and Servicing Agreement relating to ABFS Mortgage Loan Trust 2003-1, dated as of March 1, 2003, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and JPMorgan Chase Bank, a New York banking corporation. (Incorporated by reference to Exhibit 10.100 of the Registrant's 2003 Form 10-K).

      10.101 Insurance and Indemnity Agreement, dated March 31, 2003, by Radian Asset Assurance Inc., a New York stock insurance company, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a Upland Mortgage, American Business Mortgage Services, Inc., ABFS 2003-1, Inc., Bear Stearns Asset Backed Securities, Inc. and JPMorgan Chase Bank. (Incorporated by reference to Exhibit
                    10.101 of the Registrant's 2003 Form 10-K).

      10.102 Amended and Restated Committed Line of Credit Note, dated June 2, 2003, between American Business Financial Services, Inc. and Firstrust Savings Bank. (Incorporated by reference to Exhibit 10.102 of the Registrant's 2003 Form 10-K).

      10.103 Amendment Number One to the Master Repurchase Agreement, dated November 13, 2002, between Credit Suisse First Boston Mortgage Capital LLC and ABFS REPO 2001, Inc. (Incorporated by reference to Exhibit 10.103 of the Registrant's 2003 Form 10-K).

      10.104 3/31/03 Amendment to Senior Secured Credit Agreement, dated March 31, 2003, among American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., a Pennsylvania corporation, American Business Mortgage Services, Inc., a New Jersey corporation, ABFS Residual 2002, Inc., American Business Financial Services, Inc., a Delaware corporation, and JPMorgan Chase Bank and certain other lenders. (Incorporated by reference to Exhibit 10.104 of the Registrant's 2003 Form 10-K).

      10.105 12/02 Amendment to 3/02 Security Agreement - Residual Interest Certificates, dated December 18, 2002, made by ABFS Residual 2002, Inc., a Delaware corporation in favor of JPMorgan Chase Bank. (Incorporated by reference to Exhibit
                    10.105 of the Registrant's 2003 Form 10-K).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.106        Letter, dated August 21, 2003 from JPMorgan Chase Bank to
                    American Business Credit, Inc., HomeAmerican Credit, Inc.,
                    American Business Mortgage Services, Tiger Relocation
                    Company, ABFS Residual 2002, Inc. and American Business
                    Financial Services, Inc. regarding waiver of financial covenant in 3/02 Senior Secured Credit Agreement dated as of March 15, 2002. (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, File No.
                    0.22474 filed on September 25, 2003 (the "9/25/03 Form
                    8-K")).

      10.107 Mortgage Loan Purchase and Interim Servicing Agreement, dated July 22, 2003, among DLJ Mortgage Capital, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc. (Incorporated by reference to Exhibit 10.107 of the Registrant's 2003 Form 10-K).

      10.108 Mortgage Loan Purchase and Interim Servicing Agreement, dated as of June 30, 2003, among EMC Mortgage Corporation, American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage, and American Business Mortgage Services, Inc. (Incorporated by reference to Exhibit 10.108 of the Registrant's 2003 Form 10-K).

      10.109 Waiver and Amendment Number Two to the Master Repurchase Agreement between Credit Suisse First Boston Mortgage Capital LLC and ABFS Repo 2001, Inc. dated August 20, 2003 and Letter dated as of August 20, 2003 from Credit Suisse First Boston Mortgage Capital LLC to ABFS Repo 2001, Inc. (Incorporated by reference to Exhibit 10.2 of the Registrant's 9/25/03 Form 8-K).

     10.110 Sale and Servicing Agreement, dated September 22, 2003, among ABFS Balapointe, Inc., HomeAmerican Credit, Inc., ABFS Mortgage Loan Warehouse Trust 2003-1, American Business Credit, Inc., American Business Financial Services, Inc. and JPMorgan Chase Bank. (Incorporated by reference to Exhibit
                    10.3 of the Registrant's 9/25/03 Form 8-K).

     10.111 Indenture, dated September 22, 2003 between ABFS Mortgage Loan Warehouse Trust 2003-1 and JPMorgan Chase Bank, as Indenture Trustee, with Appendix I, Defined Terms. (Incorporated by reference to Exhibit 10.4 of the Registrant's 9/25/03 Form 8-K).

     10.112 Trust Agreement, dated as of September 22, 2003, by and between ABFS BalaPointe, Inc., as Depositor and Wilmington Trust Company, as Owner Trustee. (Incorporated by reference to Exhibit 10.5 of the Registrant's 9/25/03 Form 8-K).

     10.113 ABFS Mortgage Loan Warehouse Trust 2003-1 Secured Notes Series 2003-1 Purchase Agreement. (Incorporated by reference to Exhibit 10.6 of the Registrant's 9/25/03 Form 8-K).

     10.114 Commitment letter dated September 22, 2003 addressed to American Business Financial Services Inc. from Chrysalis Warehouse Funding, LLC. (Incorporated by reference to
                    Exhibit 10.7 of the Registrant's 9/25/03 Form 8-K).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
     10.115         Fee letter dated September 22, 2003 addressed to American
                    Business Financial Services, Inc. and Chrysalis Warehouse
                    Funding, LLC from Clearwing Capital, LLC. (Incorporated by reference to Exhibit 10.8 of the Registrant's 9/25/03 Form
                    8-K).

     10.116 Amendment to Senior Secured Agreement dated as of September 22, 2003 among American Business Credit, Inc. and certain affiliates and JPMorgan Chase Bank and other parties thereto. (Incorporated by reference to Exhibit 10.9 of the Registrant's 9/25/03 Form 8-K).

      10.117 Waiver dated September 30, 2003 to Indenture, dated September 22, 2003 between ABFS Mortgage Loan Warehouse Trust 2003-1 and JP Morgan Chase Bank, as Indenture Trustee. (Incorporated by reference to Exhibit 10.13 of the Registrant's Current Report on From 8-K, filed on October 16, 2003 (the "10/16/03 Form 8-K")).

      10.118 First Amendment to First Amended and Restated Warehousing Credit and Security Agreement, dated September 30, 2003, between American Business Credit, Inc., American Business Mortgage Services, Inc. and HomeAmerican Credit, Inc. and Residential Funding Corporation. (Incorporated by reference to Exhibit 10.12 of the Registrant's 10/16/03 Form 8-K).

      10.119 Term-to-Term Servicing Agreement, Waiver and Consent dated as of September 30, 2003 between American Business Credit, Inc., MBIA Insurance Corporation as Note Insurer and JP Morgan Chase Bank as Trustee. (Incorporated by reference to
                    Exhibit 10.14 of the Registrant's 10/16/03 Form 8-K).

      10.120 Extension of the Expiration Date dated September 30, 2003 under the Master Repurchase Agreement between Credit Suisse First Boston Mortgage Capital LLC and ABFS Repo 2001, Inc. from Credit Suisse First Boston Mortgage Capital LLC to ABFS Repo 2001, Inc. (Incorporated by reference to Exhibit 10.10 of the Registrant's 10/16/03 Form 8-K).

      10.121 Extension of the Expiration Date dated October 10, 2003 under the Master Repurchase Agreement between Credit Suisse First Boston Mortgage Capital LLC and ABFS Repo 2001, Inc. from Credit Suisse First Boston Mortgage Capital LLC to ABFS Repo 2001, Inc. (Incorporated by reference to Exhibit 10.11 of the Registrant's 10/16/03 Form 8-K).

      10.122 Waiver dated October 3, 2003 to Indenture dated September 22, 2003 between ABFS Mortgage Loan Warehouse Trust 2003-1 and JP Morgan Chase Bank, as Indenture Trustee. (Incorporated by reference to Exhibit 10.8 of the Registrant's 10/16/03 Form 8-K).

      10.123 Master Loan and Security Agreement dated as of October 14, 2003 between ABFS Warehouse Trust 2003-2 and Chrysalis Warehouse Funding, LLC. (Incorporated by reference to
                    Exhibit 10.1 of the Registrant's 10/16/03 Form 8-K).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.124        Asset Purchase Agreement dated as of October 14, 2003
                    between ABFS Warehouse Trust 2003-1 and ABFS Warehouse Trust
                    2003-2. (Incorporated by reference to Exhibit 10.2 of the Registrant's 10/16/03 Form 8-K).

      10.125 Asset Purchase Agreement dated as of October 14, 2003 among HomeAmerican Credit, Inc., d/b/a Upland Mortgage, American Business Mortgage Services, Inc., and American Business Credit, Inc., as Sellers and ABFS Warehouse Trust 2003-1, as Purchaser. (Incorporated by reference to Exhibit 10.3 of the Registrant's 10/16/03 Form 8-K).

      10.126 Amended and Restated Trust Agreement between HomeAmerican Credit, Inc., American Business Mortgage Services, Inc., as Depositors, and American Business Credit, Inc., ABFS Consolidated Holdings, Inc., as IOS Depositor and Wilmington Trust Company, as Owner Trustee. (Incorporated by reference to Exhibit 10.4 of the Registrant's 10/16/03 Form 8-K).

      10.127 Trust Agreement between ABFS Warehouse Trust 2003-1 and Wilmington Trust Company. (Incorporated by reference to
                    Exhibit 10.5 of the Registrant's 10/16/03 Form 8-K).

      10.128 Fee and Right of First Refusal Letter addressed to ABFS Warehouse Trust 2003-1, ABFS Warehouse Trust 2003-2, American Business Financial Services, Inc. and its subsidiaries from Clearwing Capital, LLC. (Incorporated by reference to Exhibit 10.7 of the Registrant's 10/16/03 Form 8-K).

      10.129 Waiver dated as of October 8, 2003 to Indenture dated September 22, 2003 between ABFS Mortgage Loan Warehouse Trust 2003-1 and JP Morgan Chase Bank, as Indenture Trustee. (Incorporated by reference to Exhibit 10.9 of the Registrant's 10/16/03 Form 8-K).

      10.130 Pledge and Security Agreement dated as of October 14, 2003 between ABFS Warehouse Trust 2003-1 and Clearwing Capital, LLC. (Incorporated by reference to Exhibit 10.6 of the Registrant's 10/16/03 Form 8-K).

      10.131 Servicing Agreement dated October 14, 2003 between ABFS Warehouse Trust 2003-2, as Owner, Chrysalis Warehouse Funding, LLC, as Lender, American Business Credit, Inc., as Servicer, and Countrywide Home Loans Servicing LP, as Backup Servicer. (Incorporated by reference to Exhibit 10.15 of the Registrant's 10/16/03 Form 8-K).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.132        Second Amended and Restated Sale and Servicing Agreement,
                    dated as of October 16, 2003, by and among ABFS Greenmont, Inc., as Depositor, HomeAmerican Credit, Inc., d/b/a/ Upland
                    Mortgage, and American Business Mortgage Services, Inc., as
                    Originators and Subservicers, ABFS Mortgage Loan Warehouse
                    Trust 2000-2, as Trust, American Business Credit, Inc., as
                    Originator and Servicer, American Business Financial
                    Services, Inc., as Sponsor, and JPMorgan Chase Bank, as
                    Indenture Trustee and Collateral Agent. (Incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K, filed on October 24, 2003 (the "10/24/03 Form
                    8-K")).

      10.133 ABFS Mortgage Loan Warehouse Trust 2000-2 Secured Notes Series 2000-2 Purchase Agreement, dated October, 16, 2003, by and between ABFS Greenmont, Inc., ABFS Mortgage Loan Warehouse Trust 2000-2 and JPMorgan Chase Bank. (Incorporated by reference to Exhibit 10.2 of the Registrant's 10/24/03 Form 8-K).

      10.134 Fee Letter Agreement, dated October 16, 2003, addressed to American Business Financial Services, Inc. from JPMorgan Chase Bank. (Incorporated by reference to Exhibit 10.3 of the Registrant's 10/24/03 Form 8-K).

      10.135 Second Amended and Restated Indenture, dated as of October 16, 2003, by and between ABFS Mortgage Loan Warehouse Trust 2000-2, as Issuer, and JPMorgan Chase Bank, as Indenture Trustee. (Incorporated by reference to Exhibit 10.1 of the Registrant's 10/24/03 Form 8-K).

      10.136 Waiver to Indenture, dated September 22, 2003, between ABFS Mortgage Loan Warehouse Trust 2003-1 and JPMorgan Chase Bank, as Indenture Trustee. (Incorporated by reference to Exhibit 10.15 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed on November 5, 2003).

      10.137 Waiver to the Sale and Servicing Agreement, dated September 22, 2003, among ABFS Balapointe, Inc., HomeAmerican Credit, Inc., ABFS Mortgage Loan Warehouse Trust 2003-1, American Business Credit, Inc., American Business Financial Services, Inc. and JPMorgan Chase Bank and to the 9/03 Amendment to the Senior Secured Credit Agreement, among: American Business Credit, Inc., HomeAmerican Credit, Inc., New Jersey Mortgage and Investment Corp., American Business Financial Services, Inc. and The Chase Manhattan Bank, as amended (Incorporated by reference to Exhibit 10.117 of the Registrant's Annual Report on Form 10-K/A, Amendment No. 2, for the year ended June 30, 2003 filed on December 11, 2003 (the "12/11/03 Form 10-K/A")).

      10.138 Consulting Agreement by and between ABFS and Milton Riseman, dated July 3, 2003. (Incorporated by reference to Exhibit
                    10.118 of the Registrant's 12/11/03 Form 10-K/A).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.139        Amendment, dated December 1, 2003, to Consulting Agreement by and between the Company and Milton Riseman, dated July 3, 2003 (Incorporated by reference to Exhibit 10.119 of the Registrant's 12/11/03 Form 10-K/A).

      10.140 Joint Agreement dated December 22, 2003 (Incorporated by reference to Exhibit 99.2 of the Registrant's Current Report on Form 8-K, filed on December 24, 2003).

      10.141 Security Agreement dated December 31, 2003 by and among ABFS Consolidated Holdings, Inc., American Business Mortgage Services, Inc., HomeAmerican Credit, Inc., American Business Credit, Inc., and U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on January 2,
                    2004).

      10.142 Second Waiver Letter, dated as of October 31, 2003, from JPMorgan Chase Bank regarding (i) the Sale and Servicing Agreement, dated as of September 22, 2003, among ABFS Balapointe, Inc., HomeAmerican Credit, Inc., d/b/a Upland Mortgage ("Upland"), American Business Mortgage Services, Inc. ("ABMS"), American Business Credit, Inc. ("ABC"), ABFS Mortgage Loan Warehouse Trust 2003-1, as trust ("Trust"), American Business Financial Services, Inc., and JPMorgan Chase Bank, as indenture trustee ("Indenture Trustee") and collateral agent, (ii) the Indenture, dated as of September 22, 2003, between the Trust and the Indenture Trustee; and
                    (iii) the 3/02 Amended and Restated Senior Secured Credit Agreement, dated March 15, 2002 (as amended and supplemented by the 10/02 Letter of Credit Supplement, the 12/02 Amendment, the 3/03 Amendment, 3/31/03 Amendment and the 9/03 Amendment), among Upland ABMS, ABC, Tiger Relocation Company, ABFS Residual 2002, Inc., and JPMorgan Chase Bank. (Incorporated by reference to Exhibit 10.24 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003, filed on February 17, 2004 (the "12/31/03 Form 10-Q")).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.143        Third Waiver Letter, dated as of December 31, 2003, from
                    JPMorgan Chase Bank regarding (i) the Sale and Servicing
                    Agreement, dated as of September 22, 2003, among ABFS
                    Balapointe, Inc., HomeAmerican Credit, Inc., d/b/a Upland
                    Mortgage ("Upland"), American Business Mortgage Services,
                    Inc. ("ABMS"), American Business Credit, Inc. ("ABC"), ABFS
                    Mortgage Loan Warehouse Trust 2003-1, as trust ("Trust"),
                    American Business Financial Services, Inc., and JPMorgan
                    Chase Bank, as indenture trustee ("Indenture Trustee") and collateral agent, (ii) the Indenture, dated as of September
                    22, 2003, between the Trust and the Indenture Trustee; and
                    (iii) the 3/02 Amended and Restated Senior Secured Credit
                    Agreement, dated March 15, 2002 (as amended and supplemented by the 10/02 Letter of Credit Supplement, the 12/02
                    Amendment, the 3/03 Amendment, 3/31/03 Amendment and the
                    9/03 Amendment), among Upland, ABMS, ABC, Tiger Relocation
                    Company, ABFS Residual 2002, Inc., and JPMorgan Chase Bank.
                    (Incorporated by reference to Exhibit 10.25 of the Registrant's 12/31/03 Form 10-Q).

      10.144 Employment Agreement dated December 24, 2003, by and between American Business Financial Services, Inc. and Barry Epstein. (Incorporated by reference to Exhibit 10.26 of the Registrant's 12/31/03 Form 10-Q).

      10.145 Restricted Stock Agreement dated December 24, 2003, by and between American Business Financial Services, Inc. and Barry Epstein. (Incorporated by reference to Exhibit 10.27 of the Registrant's 12/31/03 Form 10-Q).

      10.146        Change in Control Agreement between the Company and Stephen
                    M. Giroux. (Incorporated by reference to Exhibit 10.28 of the Registrant's 12/31/03 Form 10-Q).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.147        Form of AMENDED AND RESTATED POOLING AND SERVICING
                    AGREEMENT, dated as of March 5, 2004, by and among Prudential Securities Secured Financing Corporation, in its capacity as Depositor of the Trust ("Depositor"), American
                    Business Credit, Inc., in its capacity as servicer
                    ("Servicer"), Wilshire Credit Corporation, in its capacity as back-up servicer, and JPMorgan Chase Bank (f/k/a The
                    Chase Manhattan Bank), in its capacity as trustee
                    ("Trustee"), relating to:
                    (i)   ABFS MORTGAGE LOAN TRUST 1996-2, amending and
                          restating the Pooling and Servicing Agreement, dated as of August 31, 1996, by and among the Depositor, the Servicer and the Trustee;
                    (iii) ABFS MORTGAGE LOAN TRUST 1997-1, amending and
                          restating the Pooling and Servicing Agreement, dated as of March 1 1997, by and among the Depositor, the Servicer and the Trustee;
                    (iii) ABFS MORTGAGE LOAN TRUST 1997-2, amending and
                          restating the Pooling and Servicing Agreement, dated as of September 1, 1997, by and among the Depositor, the Servicer and the Trustee;
                    (iv)  ABFS MORTGAGE LOAN TRUST 1998-1, amending and
                          restating the Pooling and Servicing Agreement, dated as of February 1, 1998, by and among the Depositor, the Servicer and the Trustee;
                    (v)   ABFS MORTGAGE LOAN TRUST 1998-2, amending and
                          restating the Pooling and Servicing Agreement, dated as of June 1, 1998, by and among the Depositor, the Servicer and the Trustee;
                    (vi)  ABFS MORTGAGE LOAN TRUST 1998-3, amending and
                          restating the Pooling and Servicing Agreement, dated as of September 1, 1998, by and among the Depositor, the Servicer and the Trustee.
                    (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 14, 2004 (the "03/31/04
                    Form 10-Q")).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.148        Form of AMENDED AND RESTATED SALE AND SERVICING AGREEMENT,
                    dated as of March 5, 2004, by and among Prudential
                    Securities Secured Financing Corporation, as depositor (the
                    "Depositor"), American Business Credit, Inc., as servicer
                    (the "Servicer"), Wilshire Credit Corporation, as Back-up
                    Servicer, JPMorgan Chase Bank (f/k/a Chase Bank of Texas,
                    N.A.), as collateral agent (the "Collateral Agent"), The
                    Bank of New York, as indenture trustee (the "Indenture
                    Trustee"), and:
                    (i)   ABFS MORTGAGE LOAN TRUST 1998-4, as issuer (the
                          "1998-4 Trust"), amending and restating the Sale and Servicing Agreement, dated as of November 1, 1998, by and among the Depositor, the 1998-4 Trust, the Servicer, the Collateral Agent and the Indenture Trustee;
                    (ii)  ABFS MORTGAGE LOAN TRUST 1999-1, as issuer (the
                          "1999-1 Trust"), amending and restating the Sale and Servicing Agreement, dated as of March 1, 1999, by and among the Depositor, the 1999-1 Trust, the Servicer, the Collateral Agent and the Indenture Trustee;
                    (iii) ABFS MORTGAGE LOAN TRUST 1999-4, as issuer (the
                          "1999-4 Trust"), amending and restating the Sale and Servicing Agreement, dated as of December 1, 1999, by and among the Depositor, the 1999-4 Trust, the Servicer, the Collateral Agent and the Indenture Trustee.
                    (Incorporated by reference to Exhibit 10.2 of the Registrant's 03/31/04 Form 10-Q).

      10.149 Form of SUPPLEMENTAL INDENTURE NO. 1, dated as of March 5, 2004, between The Bank Of New York, as indenture trustee (the "Indenture Trustee") and:
                    (i) ABFS MORTGAGE LOAN TRUST 1998-4, as issuer (the "1998-4 Trust"), supplementing the Indenture, dated as of November 1, 1998, between the 1998-4 Trust and the Indenture Trustee;
                    (ii) ABFS MORTGAGE LOAN TRUST 1999-1, as issuer (the "1999-1 Trust"), supplementing the Indenture, dated as of March 1, 1999, between the 1999-1 Trust and the Indenture Trustee;
                    (iii) ABFS MORTGAGE LOAN TRUST 1999-4, as issuer (the
                          "1999-4 Trust"), supplementing the Indenture, dated as of November 1, 1999, between the 1998-4 Trust and the Indenture Trustee.
                    (Incorporated by reference to Exhibit 10.3 of the Registrant's 03/31/04 Form 10-Q).

      10.150 Form of amended DEFINED TERMS, constituting Appendix I to Exhibits 10.150 and 10.151. (Incorporated by reference to Exhibit 10.4 of the Registrant's 03/31/04 Form 10-Q).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.151        Form of AMENDED AND RESTATED SALE AND SERVICING AGREEMENT,
                    dated as of March 5, 2004, by and among Prudential
                    Securities Secured Financing Corporation, as depositor (the
                    "Depositor"), American Business Credit, Inc., as servicer
                    (the "Servicer"), Wilshire Credit Corporation, as back-up servicer, JPMorgan Chase Bank, (f/k/a Chase Bank of Texas,
                    N.A.), as collateral agent (in such capacity, the "Collateral Agent"), and JPMorgan Chase Bank (f/k/a The
                    Chase Manhattan Bank), as indenture trustee (in such capacity, the "Indenture Trustee"), and:
                    (i)   ABFS MORTGAGE LOAN TRUST 1999-2, as issuer (the
                          "1999-2 Trust"), amending and restating Sale and Servicing Agreement, dated as of June 1, 1999, by and among the Depositor, the 1999-2 Trust, the Servicer, the Collateral Agent and the Indenture Trustee;
                    (ii)  ABFS MORTGAGE LOAN TRUST 1999-3, as issuer (the
                          "1999-3 Trust"), amending and restating the Sale and Servicing Agreement, dated as of September 1, 1999, by and among the Depositor, the 1999-3 Trust, the Servicer, the Collateral Agent and the Indenture Trustee.
                    (Incorporated by reference to Exhibit 10.5 of the Registrant's 03/31/04 Form 10-Q).

      10.152 Form of SUPPLEMENTAL INDENTURE NO. 1, dated as of March 5, 2004, between JPMorgan Chase Bank (f/k/a The Chase Manhattan
                    Bank), as indenture trustee (the "Indenture Trustee") and:
                    (i) ABFS MORTGAGE LOAN TRUST 1999-2, as issuer (the "1999-2 Trust"), supplementing the Indenture, dated as of June 1, 1999, between the 1999-2 Trust and the Indenture Trustee;
                    (ii) ABFS MORTGAGE LOAN TRUST 1999-3, as issuer (the "1999-3 Trust"), supplementing the Indenture, dated as of September 1, 1999, between the 1999-3 Trust and the Indenture Trustee.
                    (Incorporated by reference to Exhibit 10.6 of the
                     Registrant's 03/31/04 Form 10-Q).

      10.153 Form of amended DEFINED TERMS, constituting Appendix I to Exhibits 10.153 and 10.154. (Incorporated by reference to Exhibit 10.7 of the Registrant's 03/31/04 Form 10-Q).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.154        Amendment No. 1 to the POOLING AND SERVICING AGREEMENT,
                    SERIES 2003-1, dated as of the October 31, 2003, by and among Bear Stearns Asset Backed Securities, Inc., as
                    Depositor (the "Depositor"), American Business Credit, Inc., as Servicer ("Servicer"), EMC Mortgage Corporation, as
                    Back-Up Servicer, JPMorgan Chase Bank, as Trustee and
                    Collateral Agent, Bear Stearns & Co. Inc., as Class A-1
                    Certificateholder, and Radian Asset Assurance Inc., as
                    Certificate Insurer, amending the Pooling And Servicing
                    Agreement relating to ABFS MORTGAGE LOAN TRUST 2003-1, dated as of March 1, 2003, by and among the Depositor, the Servicer, and JPMorgan Chase Bank, in its capacity as trustee, collateral agent and back-up servicer.
                    (Incorporated by reference to Exhibit 10.8 of the Registrant's 03/31/04 Form 10-Q).

      10.155 AMENDMENT NO. 1 TO THE POOLING AND SERVICING AGREEMENT, SERIES 2002-1, dated as of February 20, 2004, by and among Bear Stearns Asset Backed Securities, Inc., as depositor (the "Depositor"), American Business Credit, Inc., as servicer ("ABC"), JPMorgan Chase Bank, as trustee and collateral agent (the "Trustee"), Ambac Assurance Corporation, as Certificate Insurer and party entitled to exercise the voting rights of the Majority, and ABFS Warehouse Trust 2003-1, as Class R Certificateholder, amending the POOLING AND SERVICING AGREEMENT, dated as of March 1, 2002, by and among the Depositor, ABC and the Trustee. (Incorporated by reference to Exhibit 10.9 of the Registrant's 03/31/04 Form 10-Q).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.156        Form of AMENDMENT NO. 1 TO THE SALE AND SERVICING AGREEMENT,
                    dated as of February 20, 2004, by and among, American
                    Business Credit, Inc., as Servicer ("ABC"), JPMorgan Chase
                    Bank (formerly known as The Chase Manhattan Bank), as indenture trustee and JPMorgan Chase Bank (as successor to Chase Bank of Texas, N.A.) as collateral agent
                    (collectively, the "Indenture Trustee"), Ambac Assurance
                    Corporation, as Note Insurer and as the party entitled to exercise the voting rights of the Majority Noteholders, ABFS
                    Warehouse Trust 2003-1, as Holder of a majority of the Percentage Interest in the Trust Certificates, and:
                    (i)   Prudential Securities Secured Financing Corporation,
                          as Depositor (the "Depositor") and ABFS Mortgage Loan Trust 2000-1, as issuer (the "2000-1 Trust"), amending the Sale and Servicing Agreement, dated as of March 1, 2000 by and among the Depositor, ABC, the Indenture Trustee and the 2000-1 Trust;
                    (ii)  Prudential Securities Secured Financing Corporation,
                          as Depositor (the "Depositor") and ABFS Mortgage Loan Trust 2000-2, as issuer (the "2000-2 Trust"), amending the Sale And Servicing Agreement, dated as of June 1, 2000 by and among the Depositor, ABC, the Indenture Trustee and the 2000-2 Trust;
                    (iii) Prudential Securities Secured Financing Corporation,
                          as Depositor (the "Depositor") and ABFS Mortgage Loan Trust 2000-3, as issuer (the "2000-3 Trust"), amending the Sale And Servicing Agreement, dated as of September 1, 2000 by and among the Depositor, ABC, the Indenture Trustee and the 2000-3 Trust;
                    (iv)  Bear Stearns Asset Backed Securities, Inc., as
                          depositor (the "Depositor") and ABFS Mortgage Loan Trust 2000-4, as issuer (the "2000-4 Trust"), amending the Sale and Servicing Agreement, dated as of December 1, 2000 by and among the Depositor, ABC, the Indenture Trustee and the 2000-4 Trust.
                    (Incorporated by reference to Exhibit 10.10 of the Registrant's 03/31/04 Form 10-Q).

      10.157 Waiver dated March 9, 2004 to the Pooling And Servicing Agreement, dated as of March 1, 2002, as amended February 20, 2004 ("Pooling Agreement"), and the Sale And Servicing Agreements, dated, respectively, as of March 1, 2000, June 1, 2000, September 1, 2000 and December 1, 2000, each as amended February 20, 2004 ("Sale Agreements"), issued by Ambac Assurance Corporation, as Certificate Insurer under the Pooling Agreement and as Note Insurer under the Sale Agreements. (Incorporated by reference to Exhibit 10.11 of the Registrant's 03/31/04 Form 10-Q).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.158        Waiver, dated April 14, 2004, to the Pooling And Servicing
                    Agreement, dated as of March 1, 2002, as amended February
                    20, 2004 ("Pooling Agreement"), and the Sale And Servicing
                    Agreements, dated, respectively, as of March 1, 2000, June
                    1, 2000, September 1, 2000 and December 1, 2000, each as amended February 20, 2004 ("Sale Agreements"), issued by
                    Ambac Assurance Corporation, as Certificate Insurer under the Pooling Agreement and as Note Insurer under the Sale
                    Agreements. (Incorporated by reference to Exhibit 10.12 of the Registrant's 03/31/04 Form 10-Q).

      10.159 Amendment No. 2 to the POOLING AND SERVICING AGREEMENT, SERIES 2003-1, dated as of April 30, 2004, by and among Bear Stearns Asset Backed Securities, Inc., as Depositor (the "Depositor"), American Business Credit, Inc., as Servicer ("Servicer"), EMC Mortgage Corporation, as Back-Up Servicer, JPMorgan Chase Bank, as Trustee and Collateral Agent, Bear Stearns & Co., Inc., as Class A-1 Certificateholder, and Radian Asset Assurance, Inc., as Certificate Insurer, amending the Pooling And Servicing Agreement relating to ABFS MORTGAGE LOAN TRUST 2003-1, dated as of March 1, 2003, by and among the Depositor, the Servicer, and JPMorgan Chase Bank, in its capacity as trustee, collateral agent and back-up servicer. (Incorporated by reference to Exhibit
                    10.13 of the Registrant's 03/31/04 Form 10-Q).

      10.160 Fourth Waiver Letter, dated as of March 31, 2004, from JPMorgan Chase Bank regarding the Sale and Servicing Agreement, dated as of September 22, 2003, among ABFS Balapointe, Inc., HomeAmerican Credit, Inc., American Business Mortgage Services, Inc., American Business Credit, Inc., ABFS Mortgage Loan Warehouse Trust 2003-1 ("Trust"), American Business Financial Services, Inc., and JPMorgan Chase Bank, as indenture trustee and collateral agent ("Indenture Trustee") and JPMorgan Chase Bank, as note purchaser, and (ii) the Indenture, dated as of September 22, 2003, between the Trust and the Indenture Trustee. (Incorporated by reference to Exhibit 10.14 of the Registrant's 03/31/04 Form 10-Q).

      10.161 Amendment No. 1 to Sale and Servicing Agreement, dated as of May 12, 2004, amending the Sale and Servicing Agreement, dated as of September 22, 2003, among ABFS Balapointe, Inc., HomeAmerican Credit, Inc., American Business Mortgage Services, Inc., American Business Credit, Inc., ABFS Mortgage Loan Warehouse Trust 2003-1, American Business Financial Services, Inc., and JPMorgan Chase Bank, as note purchaser and as indenture trustee and collateral agent. (Incorporated by reference to Exhibit 10.15 of the Registrant's 03/31/04 Form 10-Q).

      11.1          Statement of Computation of Per Share Earnings (Included in
                    Note 19 of the Notes to June 30, 2003 Consolidated Financial Statements).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      12.1          Computation of Ratio of Earnings to Fixed Charges.

      16.1          Letter regarding change in certifying accountants.
                    (Incorporated by reference to Exhibit 16.1 of the Registrant's Current Report on Form 8-K dated May 17, 2001).

      16.2          Letter regarding change in certifying accountants.
                    (Incorporated by reference to Exhibit 16.2 of the Registrant's Current Report on Form 8-K dated August 2, 2001, filed on August 9, 2001).

      23.1          Consent of Blank Rome LLP (Included in Exhibit 5.1).

      23.2          Consent of BDO Seidman, LLP.

      24.1          Power of Attorney (Included on Signature Page).

      25.1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 on Form T-1.

      99.1          Form of Rate Supplement, Form of Order Form and Other
                    Materials.


----------------------------

** Indicates management contract or compensatory plan or arrangement.

Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-K for a Registration Statement on Form S-2.


ITEM 17. UNDERTAKINGS.

         (a) The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss.230.424(b)) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

             (2) That, for the purpose of determining any liability under the
                 Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof;

             (3) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (d) The undersigned registrant hereby undertakes that:

             (1) For purposes of determining any liability under the Securities
                 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities
                 Act shall be deemed to be part of this registration statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the
                 Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on June 21, 2004.

                           AMERICAN BUSINESS FINANCIAL SERVICES, INC.

                           By:   /s/ Anthony J. Santilli
                                 ----------------------------------------------
                                 Anthony J. Santilli, Chairman, President,
                                 Chief Executive Officer, Chief Operating
                                 Officer and Director (Duly Authorized Officer)

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Anthony J. Santilli his true and lawful attorney-in-fact and agent with full power of substitution or resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT WAS SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES STATED.

                SIGNATURE                                       CAPACITY                                    DATE
------------------------------------------- ------------------------------------------------          ---------------
/s/ Anthony J. Santilli                     Chairman, President, Chief Executive Officer,              June 21, 2004
------------------------------------------  Chief Operating Officer and Director (Principal
Anthony J. Santilli                         Executive and Operating Officer)


/s/ Albert W. Mandia                        Executive Vice President and Chief Financial               June 21, 2004
-------------------------------------       Officer (Principal Financial and Accounting
Albert W. Mandia                            Officer)


/s/ Leonard Becker                          Director                                                   June 21, 2004
-------------------------------------
Leonard Becker

/s/ Michael R. DeLuca                       Director                                                   June 21, 2004
-------------------------------------
Michael DeLuca

/s/ Joseph Pignotti                         Director                                                   June 21, 2004
-------------------------------------
Joseph Pignotti

/s/ Jerome Miller                           Director                                                   June 21, 2004
-------------------------------------
Jerome Miller

/s/ Warren E. Palitz                        Director                                                   June 21, 2004
-------------------------------------
Warren E. Palitz

/s/ Harold E. Sussman                       Director                                                   June 21, 2004
-------------------------------------
Harold Sussman

                                  EXHIBIT INDEX


     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
       4.1          Form of Unsecured Investment Note (Incorporated by reference to Exhibit 4.1 of Amendment No. 1 to the Registration
                    Statement on Form SB-2 filed April 29, 1994, Registration
                    Number 33-76390).

       4.2 Form of Unsecured Investment Note issued pursuant to Indenture with First Trust, National Association, a national banking association (Incorporated by reference to Exhibit
                    4.5 of Amendment No. One to the Registration Statement on Form SB-2 filed on December 14, 1995, Registration Number 33-98636 (the "1995 Form SB-2")).

       4.3 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference to Exhibit 4.6 of the Registration Statement on Form SB-2 filed on October 26, 1995, Registration Number 33-98636).

       4.4 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference to Exhibit 4.4 of the Registration Statement on Form SB-2 filed March 28, 1997, Registration Number 333-24115 (the "1997 Form SB-2")).

       4.5 Form of Unsecured Investment Note (Incorporated by reference to Exhibit 4.5 of the 1997 Form SB-2).

       4.6 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference to Exhibit 4.4 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

       4.7 Form of Unsecured Investment Note (Incorporated by reference to Exhibit 4.5 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

       4.8 Form of Indenture by and between ABFS and U.S. Bank Trust, National Association, a national banking association (Incorporated by reference to Exhibit 4.8 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

       4.9 Form of Unsecured Investment Note (Incorporated by reference to Exhibit 4.9 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

       4.10 Form of Indenture by and between ABFS and U.S. Bank Trust National Association (Incorporated by reference to Exhibit
                    4.10 of Registrant's Registration Statement on Form S-2, No. 333-87333, filed September 17, 1999).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
       4.11         Form of Indenture by and between ABFS and U.S. Bank Trust
                    National Association. (Incorporated by reference to Exhibit
                    4.11 of Registrant's Registration Statement on Form S-2, No.
                    333-40248, filed June 27, 2000).

       4.12         Form of Investment Note. (Incorporated by reference to
                    Exhibit 4.12 of Registrant's Registration Statement on Form S-2, No. 333-40248, filed June 27, 2000).

       4.13 Form of Indenture by and between ABFS and U.S. Bank Trust National Association. (Incorporated by reference to Exhibit
                    4.13 of Registrant's Registration Statement on Form S-2, No. 333-63014, filed on June 14, 2001).

       4.14         Form of Investment Note. (Incorporated by reference to
                    Exhibit 4.14 of Registrant's Registration Statement on Form S-2, No. 333-63014, filed on June 14, 2001).

       4.15 Form of Indenture by and between ABFS and U.S. Bank National Association. (Incorporated by reference to Exhibit 4.15 of Registrant's Registration Statement on Form S-2, No. 333-90366, filed on June 12, 2002)

       4.16         Form of Investment Note. (Incorporated by reference to
                    Exhibit 4.16 of Registrant's Registration Statement on Form S-2, No. 333-90366, filed on June 12, 2002).

       4.17 Form of Indenture by and between ABFS and U.S. Bank National Association. (Incorporated by reference to Exhibit 4.17 of Registrant's Registration Statement on Form S-2, No. 333-106476, filed on June 25, 2003).

       4.18         Form of Investment Note. (Incorporated by reference to
                    Exhibit 4.18 of Registrant's Registration Statement on Form S-2, No. 333-106476, filed on June 25, 2003).

       4.19 Indenture dated December 31, 2003 by and between ABFS and U.S. Bank National Association as Trustee. (Incorporated by reference to Exhibit 4.2 of Registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2003, filed on February 27, 2004).

       4.20         Form of Senior Collateralized Subordinated Note.
                    (Incorporated by reference to Exhibit T3E-5 of Registrant's Application for Qualification of Indenture under the Trust Indenture Act of 1939 on Form T-3, filed on December 1,
                    2003).

       4.21 Form of Indenture by and between ABFS and U.S. Bank National Association. (Incorporated by reference to Exhibit T3C of Registrant's Application for Qualification of Indenture under the Trust Indenture Act of 1939 on Form T-3, filed on May 14, 2004).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
       4.22         Form of Senior Collateralized Subordinated Note.
                    (Incorporated by reference to Exhibit T3E-5 of Registrant's
                    Application for Qualification of Indenture under the Trust
                    Indenture Act of 1939 on Form T-3, filed on May 14, 2004).

       4.23 Form of Indenture by and between ABFS and U.S. Bank National Association.

       4.24         Form of Investment Note.

       5.1          Opinion of Blank Rome LLP.

       10.1 Amended and Restated Stock Option Plan (Incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-QSB from the quarter ended September 30, 1997, filed on November 14, 1997 (the "09/30/97 Form 10-QSB")). **

       10.2         Stock Option Award Agreement (Incorporated by reference to
                    Exhibit 10.1 of the Registrant's Registration Statement on Form S-11 filed on February 26, 1993, Registration No. 33-59042 (the "Form S-11")). **

       10.3 1995 Stock Option Plan for Non-Employee Directors (Incorporated by reference to Exhibit 10.6 of the Amendment No. 1 to the Registrant's 1996 Form SB-2 filed on February 4, 1997 Registration No. 333-18919 (the "Amendment No. 1 to the 1996 Form SB-2")). **

       10.4 Form of Option Award Agreement for Non-Employee Directors Plan for Formula Awards (Incorporated by reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-KSB for the period ended June 30, 1996, filed on September 27, 1996 (the "1996 Form 10-KSB")). **

       10.5 1997 Non-Employee Director Stock Option Plan (including form of Option Agreement) (Incorporated by reference to Exhibit
                    10.1 of the Registrant's 09/30/97 Form 10-QSB). **

       10.6 Lease dated January 7, 1994 by and between TCW Realty Fund IV Pennsylvania Trust and ABFS (Incorporated by reference to
                    Exhibit 10.9 of the Registrant's Registration Statement on Form SB-2 filed on March 15, 1994, File No. 33-76390).

       10.7 First Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated October 24, 1994. (Incorporated by reference to Exhibit 10.9 of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995 (the "1995 Form 10-KSB")).

       10.8 Second Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated December 23, 1994 (Incorporated by reference to Exhibit 10.10 of the Registrant's 1995 Form 10-KSB).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
       10.9         Third Amendment to Lease between TCW Realty Fund IV
                    Pennsylvania Trust and ABFS dated July 25, 1995
                    (Incorporated by reference to Exhibit 10.11 of the Registrant's 1995 Form 10-KSB).

      10.10 Promissory Note of Anthony J. Santilli and Stock Pledge Agreement dated September 29, 1995 (Incorporated by reference to Exhibit 10.14 of the Registrant's 1995 Form SB-2).

      10.11 Form of Employment Agreement with Anthony J. Santilli, Beverly Santilli and Jeffrey M. Ruben (Incorporated by reference to Exhibit 10.15 of the Amendment No. 1 to the Registrant's 1996 Form SB-2). **

      10.12 Amendment One to Anthony J. Santilli's Employment Agreement (Incorporated by reference to Exhibit 10.3 of the Registrant's 09/30/97 Form 10-QSB). **

      10.13 Amendment One to Beverly Santilli's Employment Agreement (Incorporated by reference to Exhibit 10.4 of the Registrant's 09/30/97 Form 10-QSB). **

      10.14         Management Incentive Plan (Incorporated by reference to
                    Exhibit 10.16 of the Registrant's 1996 Form SB-2). **

      10.15 Form of Option Award Agreement for Non-Employee Directors Plan for Non-Formula Awards (Incorporated by reference to Exhibit 10.18 of the Amendment No. 1 to the Registrant's 1996 Form SB-2). **

      10.16 Form of Pooling and Servicing Agreement related to the Company's loan securitizations dated May 1, 1996, August 31, 1996, February 28, 1997, September 1, 1997, February 1, 1998, June 1, 1998, and September 1, 1998 (Incorporated by reference to Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1995 filed on May 15, 1995 (the "03/31/95 Form 10-QSB")).

      10.17 Form of Sales and Contribution Agreement related to the Company's loan securitizations dated May 1, 1996 and September 27, 1996 (Incorporated by reference to Exhibit 4.1 of the Registrant's 03/31/95 Form 10-QSB).

      10.18 Form of Indenture related to the Company's loan securitizations dated December 1, 1998, March 1, 1999, June 1, 1999, September 1, 1999, December 1, 1999, March 1, 2000,
                    June 1, 2000, September 1, 2000, December 1, 2000, September 1, 2001 and December 1, 2001. (Incorporated by reference to
                    Exhibit 10.18 to the Registrant's Registration Statement on Form S-2 filed June 14, 2001, Registration No. 333-63014 (the "2001 Form S-2")).

      10.19 Form of Unaffiliated Seller's Agreement related to the Company's loan securitizations dated December 1, 1998, March 1, 1999, June 1, 1999, September 1, 1999, December 1, 1999,
                    March 1, 2000, June 1, 2000, September 1, 2000, December 1, 2000, September 1, 2001 and December 1, 2001. (Incorporated by reference to Exhibit 10.19 to the Registrant's 2001 Form S-2).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.20         Fourth Amendment to Lease between TCW Realty Fund IV
                    Pennsylvania Trust and ABFS dated April 9, 1996
                    (Incorporated by reference to Exhibit 10.22 to the Amendment
                    No. 1 to the Registrant's 1997 Form SB-2).

      10.21 Fifth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated October 8, 1996 (Incorporated by reference to Exhibit 10.23 to the Amendment No. 1 to the Registrant's 1997 Form SB-2).

      10.22 Sixth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated March 31, 1997 (Incorporated by reference to Exhibit 10.24 to the Amendment No. 1 to the Registrant's 1997 Form SB-2).

      10.23         Agreement for Purchase and Sale of Stock between Stanley L.
                    Furst, Joel E. Furst and ABFS dated October 27, 1997 (Incorporated by reference to Registrant's Current Report on Form 8-K dated October 27, 1997, File No. 0-22747).

      10.24 Standard Form of Office Lease and Rider to Lease dated April 2, 1993 by and between 5 Becker Farm Associates and NJMIC (Incorporated by reference to Exhibit 10.29 of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed on January 22, 1998, Registration No. 333-2445).

      10.25 First Amendment of Lease by and between 5 Becker Farm Associates and NJMIC dated July 27, 1994 (Incorporated by reference to Exhibit 10.30 of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed on January 22, 1998, Registration No. 333-2445).

      10.26 Form of Debenture Note related to NJMIC's subordinated debt (Incorporated by reference to Exhibit 10.31 of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed on January 22, 1998, Registration No. 333-2445).

      10.27 Form of Standard Terms and Conditions of Servicing Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996. (Incorporated by reference to Exhibit
                    10.33 of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed on January 22, 1998, Registration No. 333-2445).

      10.28 Form of Standard Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996 (Incorporated by reference to
                    Exhibit 10.34 of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed on January 22, 1998, Registration No. 333-2445).

      10.29 Amended and Restated Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference to Exhibit
                    10.35 of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed on January 22, 1998, Registration No. 333-2445).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.30         Amended and Restated Specific Terms and Conditions of Lease
                    Acquisition Agreement related to NJMIC's lease securitization dated May 1, 1995 (Incorporated by reference to Exhibit 10.36 of Post-Effective Amendment No. 1 to the
                    Registrant's Registration Statement on Form SB-2, filed on
                    January 22, 1998, Registration No. 333-2445).

      10.31 Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated March 1, 1996 (Incorporated by reference to Exhibit 10.37 of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed on January 22, 1998, Registration No. 333-2445).

      10.32 Specific Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitization dated March 1, 1996 (Incorporated by reference to Exhibit 10.38 of Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, filed on January 22, 1998, Registration No. 333-2445).

      10.33 Form of Indenture related to the lease-backed securitizations among ABFS Equipment Contract Trust 1998-A, American Business Leasing, Inc. and The Chase Manhattan Bank dated June 1, 1998 and among ABFS Equipment Contract Trust 1999-A, American Business Leasing, Inc. and The Chase Manhattan Bank dated June 1, 1999. (Incorporated by reference to Exhibit 10.39 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed on September 21,
                    1998).

      10.34 Form of Receivables Sale Agreement related to the lease-backed securitizations ABFS Equipment Contract Trust 1998-A, dated June 1, 1998, and ABFS Equipment Contract Trust 1999-A, dated June 1, 1999. (Incorporated by reference to Exhibit 10.34 of the Registrant's 2001 Form S-2).

      10.35 Form of Unaffiliated Seller's Agreement related to the Company's home equity loan securitizations dated March 27, 1997, September 29, 1997, February 1, 1998, June 1, 1998,
                    and September 1, 1998 (Incorporated by reference to Exhibit
                    10.40 of Registrant's Registration Statement on Form S-2, No. 333-63859, filed September 21, 1998).

      10.36 $100.0 Million Receivables Purchase Agreement, dated September 30, 1998 among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Capital Markets and First Union National Bank, as liquidity agent. (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, filed on November 16, 1998).

      10.37 Lease Agreement dated August 30, 1999 related to One Presidential Boulevard, Bala Cynwyd, Pennsylvania (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, filed on November 15, 1999 (the "09/30/99 Form 10-Q")).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.38         Employment Agreement between American Business Financial
                    Services, Inc. and Albert Mandia (Incorporated by reference to Exhibit 10.2 of the Registrant's 09/30/99 Form 10-Q). **

      10.39 Change in Control Agreement between American Business Financial Services, Inc. and Albert Mandia (Incorporated by reference to Exhibit 10.3 of the Registrant's 09/30/99 Form 10-Q). **

      10.40 American Business Financial Services, Inc. Amended and Restated 1999 Stock Option Plan (Incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q from the quarter ended September 30, 2001 filed on November 14, 2001). **

      10.41 Amendment No. 3 to Receivables Purchase Agreement, dated as of October 13, 1999 among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference to Exhibit
                    10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, filed on February 14, 2000 (the "12/31/99 Form 10-Q")).

      10.42 Amendment No. 4, dated as of November 12, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference to Exhibit 10.4 of the Registrant's 12/31/99 Form 10-Q).

      10.43 Amendment No. 5, dated as of November 29, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference to Exhibit 10.5 of the Registrant's 12/31/99 Form 10-Q).

      10.44 Amendment No. 6, dated as of December 14, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference to Exhibit 10.6 of the Registrant's 12/31/99 Form 10-Q).

      10.45 Seventh Amendment, dated as of December 31, 1999, to the Receivables Purchase Agreement, dated as of September 30, 1998, among American Business Lease Funding Corporation, American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal Agent (Incorporated by reference to Exhibit 10.7 of the Registrant's 12/31/99 Form 10-Q).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.46         Eight Amendment, dated as of January 10, 2000, to the
                    Receivables Purchase Agreement, dated as of September 30,
                    1998, among American Business Lease Funding Corporation,
                    American Business Leasing, Inc. and a syndicate of financial institutions led by First Union Securities, Inc. as Deal
                    Agent (Incorporated by reference to Exhibit 10.8 of the Registrant's 12/31/99 Form 10-Q).

      10.47 Sale and Servicing Agreement, dated as of March 1, 2000, by and among Prudential Securities Secured Financing Corporation, ABFS Mortgage Loan Trust 2000-1, Chase Bank of Texas, N.A., as collateral agent, The Chase Manhattan Bank, as indenture trustee and American Business Credit, Inc., as Servicer (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed on May 12, 2000).

      10.48 Warehousing Credit and Security Agreement dated as of May 5, 2000 between New Jersey Mortgage and Investment Corp., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and Residential Funding Corporation. (Incorporated by reference to Exhibit 10.63 of the Registrant's Registration Statement on Form S-2, No. 333-40248, filed on June 27, 2000).

      10.49 Sale and Servicing Agreement dated as of July 6, 2000 by and among ABFS Greenmont, Inc., as Depositor, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, and New Jersey Mortgage and Investment Corp., as Originators and Subservicers, ABFS Mortgage Loan Warehouse Trust 2000-2, as Trust, American Business Credit, Inc., as an Originator and Servicer, American Business Financial Services, Inc., as Sponsor, and The Chase Manhattan Bank, as Indenture Trustee and Collateral Agent (Incorporated by reference to Exhibit 10.64 of the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2000, filed on October 10, 2000 (the "2000 Form 10-K")).

      10.50 Indenture dated as of July 6, 2000 between ABFS Mortgage Loan Warehouse Trust 2000-2 and The Chase Manhattan Bank. (Incorporated by reference to Exhibit 10.65 of the Registrant's 2000 Form 10-K).

      10.51 Employment Agreement by and between American Business Financial Services, Inc. and Milton Riseman (Incorporated by reference to Exhibit 10.66 of the Registrant's 2000 Form 10-K). **

      10.52 Letter Employment Agreement by and between American Business Financial Services, Inc. and Ralph Hall (Incorporated by reference to Exhibit 10.67 of the Registrant's 2000 Form 10-K). **

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.53         Master Loan and Security Agreement, dated as of January 22,
                    2001, between American Business Credit, Inc., HomeAmerican
                    Credit, Inc., d/b/a Upland Mortgage, and American Business
                    Mortgage Services, Inc., f/k/a New Jersey Mortgage and
                    Investment Corp., as Borrowers, American Business Financial
                    Services, Inc., as Guarantor, and Morgan Stanley Dean Witter
                    Mortgage Capital Inc., as Lender (Incorporated by reference to Exhibit 10.1 of Registrant's Quarterly Report on Form
                    10-Q for the quarter ended December 31, 2000, filed on February 13, 2001 (the "12/31/00 Form 10-Q")).

      10.54 Senior Secured Credit Agreement, among: American Business Credit, Inc. ("ABC"), a Pennsylvania corporation, HomeAmerican Credit, Inc. ("HAC"), a Pennsylvania corporation doing business under the assumed or fictitious name Upland Mortgage, and New Jersey Mortgage and Investment Corp., a New Jersey corporation whose name will be changed in January 2001 to American Business Mortgage, American Business Financial Services, Inc. (the "Parent"), and The Chase Manhattan Bank (Incorporated by reference to Exhibit
                    10.2 of the Registrant's 12/31/00 Form 10-Q).

      10.55 Sale and Servicing Agreement, dated as of March 1, 2001, by and among ABFS OSO, Inc., a Delaware corporation, as the Depositor, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation, as the Originators, American Business Financial Services Inc., a Delaware corporation, as the Guarantor, ABFS Mortgage Loan Warehouse Trust 2001-1, a Delaware business trust, as the Trust, American Business Credit, Inc., a Pennsylvania corporation, as the Servicer, EMC Mortgage Corporation, a Delaware corporation, as the Back-up Servicer, and The Chase Manhattan Bank, a New York banking corporation, as the Indenture Trustee and the Collateral Agent. (Incorporated by reference to Exhibit 10.72 of Registrant's Post-Effective Amendment No. One to the Registrant's Registration Statement on Form S-2, No. 333-40248, filed April 5, 2001 (the "Amendment to the 2001 Form S-2")).

      10.56 Indenture, dated as of March 1, 2001, by and among Triple-A One Funding Corporation, a Delaware corporation, as the Initial Purchaser, ABFS Mortgage Loan Warehouse Trust 2001-1, a Delaware statutory business trust, and its successors and assigns, as the Trust or the Issuer, The Chase Manhattan Bank, a New York banking corporation, and its successors, as the Indenture Trustee, and American Business Financial Services, Inc., as the Guarantor. (Incorporated by reference to Exhibit 10.73 of the Registrant's Amendment to the 2001 Form S-2).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.57         Insurance and Reimbursement Agreement, dated as of March 28,
                    2001, among MBIA Insurance Corporation, a New York stock insurance company, ABFS Mortgage Loan Warehouse Trust
                    2001-1, a Delaware business trust, as the Trust, ABFS OSO, Inc., a Delaware corporation, as the Depositor, American
                    Business Credit, Inc., a Pennsylvania corporation, as the Originator and the Servicer, HomeAmerican Credit, Inc., a
                    Pennsylvania corporation, d/b/a Upland Mortgage, as the Originator, American Business Mortgage Services, Inc., a New
                    Jersey corporation, as the Originator, American Business
                    Financial Services, Inc., a Delaware corporation, as the Guarantor, The Chase Manhattan Bank, as the Indenture
                    Trustee, and Triple-A One Funding Corporation, a Delaware corporation, as the Initial Purchaser. (Incorporated by reference to Exhibit 10.74 of the Registrant's Amendment to the 2001 Form S-2).

      10.58 Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2001-1, dated as of March 1, 2001, by and among Morgan Stanley ABS Capital I Inc., a Delaware corporation, as the Depositor, American Business Credit, Inc., a Pennsylvania corporation, as the Servicer, and The Chase Manhattan Bank, a New York banking corporation, as the Trustee. (Incorporated by reference to Exhibit 10.75 of the Registrant's Amendment to the 2001 Form S-2).

      10.59 Unaffiliated Seller's Agreement, dated as of March 1, 2001, by and among Morgan Stanley ABS Capital I, Inc., a Delaware corporation, and its successors and assigns, as the Depositor, ABFS 2001-1, Inc., a Delaware corporation, and its successors, as the Unaffiliated Seller, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services Inc., a New Jersey corporation, as the Originators. (Incorporated by reference to Exhibit 10.76 of the Registrant's Amendment to the 2001 Form S-2).

      10.60 Amended and Restated Sale and Servicing Agreement dated as of June 28, 2001 by and among ABFS Greenmont, Inc., as Depositor, HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc. f/k/a New Jersey Mortgage and Investment Corp., as Originators and Subservicers, ABFS Mortgage Loan Warehouse Trust 2000-2, as Trust, American Business Credit, Inc., as an Originator and Servicer, American Business Financial Services, Inc., as Sponsor and The Chase Manhattan Bank, as Indenture Trustee and Collateral Agent. (Incorporated by reference to Exhibit
                    10.60 to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, filed on September 28,
                    2001).

      10.61         Letter Agreement dated July 1, 2000 between ABFS and Albert
                    W. Mandia. (Incorporated by reference to Exhibit 10.61 of Amendment No. 1 to the Registrant's Registration Statement on Form S-2 filed on October 5, 2001). **

      10.62 American Business Financial Services, Inc. 2001 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed on November 14, 2001 (the "September 2001 Form 10-Q")).**

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.63         American Business Financial Services, Inc. 2001 Stock
                    Incentive Plan Restricted Stock Agreement. (Incorporated by reference to Exhibit 10.2 of the Registrant's September 2001
                    Form 10-Q).**

      10.64 American Business Financial Services, Inc. 2001 Executive Management Incentive Plan. (Incorporated by reference to
                    Exhibit 10.3 of the Registrant's September 2001 Form
                    10-Q).**

      10.65 December 2001 Amendment to Senior Secured Credit Agreement dated December 2001, among American Business Financial Services, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., a Pennsylvania corporation doing business under the assumed or fictitious name Upland Mortgage, and American Business Mortgage Services, Inc. and JPMorgan Chase Bank. (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001, filed on February 14, 2002 (the "December 2001 Form 10-Q")).

      10.66 Master Repurchase Agreement between Credit Suisse First Boston Mortgage Capital LLC and ABFS Repo 2001, Inc. (Incorporated by reference to Exhibit 10.2 of the Registrant's December 2001 Form 10-Q).

      10.67 Master Contribution Agreement, dated as of November 16, 2001 by and between American Business Financial Services, Inc. and ABFS Repo 2001, Inc. (Incorporated by reference to
                    Exhibit 10.3 of the Registrant's December 2001 Form 10-Q).

      10.68 Custodial Agreement dated as of November 16, 2001, by and among ABFS Repo 2001, Inc., a Delaware corporation; American Business Credit, Inc., a Pennsylvania corporation; JPMorgan Chase Bank, a New York banking corporation; and Credit Suisse First Boston Mortgage Capital LLC. (Incorporated by reference to Exhibit 10.4 of the Registrant's December 2001 Form 10-Q).

      10.69 Guaranty, dated as of November 16, 2001, by and among American Business Financial Services, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage, American Business Mortgage Services, Inc. and Credit Suisse First Boston Mortgage Capital LLC. (Incorporated by reference to Exhibit 10.5 of the Registrant's December 2001 Form 10-Q).

      10.70 Amendment No. 1 to the Indenture dated March 1, 2001 among Triple-A One Funding Corporation, ABFS Mortgage Loan Warehouse Trust 2001-1 and JPMorgan Chase Bank. (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 15, 2002 (the "March 2002 Form 10-Q").

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.71         Amendment No. 2 to the Sale and Servicing Agreement dated as of March 1, 2001 by and among ABFS OSO Inc., a Delaware corporation, as Depositor, ABFS Mortgage Loan Warehouse
                    Trust 2001-1, a Delaware business trust, as the Trust, American Business Financial Services, Inc., a Delaware corporation, as Guarantor, American Business Credit, Inc., a
                    Pennsylvania corporation, as Servicer, JPMorgan Chase Bank f/k/a The Chase Manhattan Bank, a New York banking corporation, as Indenture Trustee and as Collateral Agent and MBIA Insurance Corporation, a New York stock insurance company, as Note Insurer. (Incorporated by reference to Exhibit 10.2 of the Registrant's March 2002 Form 10-Q).

      10.72 3/02 Amended and Restated Senior Secured Credit Agreement dated as of March 15, 2002 among: American Business Credit, Inc. and certain affiliates and JPMorgan Chase Bank, as Agent and as a Lender. (Incorporated by reference to Exhibit
                    10.3 of the Registrant's March 2002 Form 10-Q).

      10.73 $1.2 million Committed Line of Credit Note between American Business Financial Services, Inc. and Firstrust Savings Bank dated January 18, 2002. (Incorporated by reference to Exhibit 10.4 of the Registrant's March 2002 Form 10-Q).

      10.74 American Business Financial Services, Inc. Dividend Reinvestment and Stock Purchase Plan. (Incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form S-3, No. 333-87574, filed on May 3, 2002).

      10.75 Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2001-2, dated as of June 1, 2001, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and The Chase Manhattan Bank, a New York banking corporation. (Incorporated by reference to Exhibit
                    10.75 of the Registrant's Registration Statement on Form S-2, No. 33-90366, filed on June 12, 2002 (the "2002 Form
                    S-2")).

      10.76 Unaffiliated Seller's Agreement, dated June 1, 2001 by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, ABFS 2001-2, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation. (Incorporated by reference to Exhibit 10.76 of the Registrant's 2002 Form S-2).

      10.77 Pooling and Servicing Agreement, relating to ABFS Mortgage Loan Trust 2002-1, dated as of March 1, 2002, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation and JPMorgan Chase Bank, a New York banking corporation. (Incorporated by reference to Exhibit 10.77 of the Registrant's 2002 Form S-2).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.78         Unaffiliated Seller's Agreement, dated as of March 1, 2002 by and among Bear Stearns Asset Backed Securities, Inc., a
                    Delaware corporation, ABFS 2002-1, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a Upland
                    Mortgage, a Pennsylvania corporation and American Business
                    Mortgage Services, Inc., a New Jersey corporation.
                    (Incorporated by reference to Exhibit 10.78 of the Registrant's 2002 Form S-2).

      10.79 Pooling and Services Agreement relating to ABFS Mortgage Loan Trust 2002-2, dated as of June 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and JP Morgan Chase Bank, a New York corporation. (Incorporated by reference to Exhibit
                    10.79 of the Registrant's Annual Report on Form 10-K for the year ended June 30, 2002 filed on September 20, 2002 (the "2002 Form 10-K")).

      10.80 Unaffiliated Seller's Agreement, dated as of June 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, ABFS 2002-2, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and HomeAmerican Credit Inc., d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation. (Incorporated by reference to Exhibit 10.80 of the Registrant's 2002 Form 10-K).

      10.81 Indemnification Agreement dated June 21, 2002, by ABFS 2002-2, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. and American Business Mortgage Services, Inc. in favor of Credit Suisse First Boston Mortgage Securities Corp. and Credit Suisse First Boston Corp. (Incorporated by reference to Exhibit 10.81 of the Registrant's 2002 Form 10-K).

      10.82 First Amended and Restated Warehousing Credit and Security Agreement between American Business Credit, Inc., a Pennsylvania corporation, American Business Mortgage Services, Inc., a New Jersey corporation, HomeAmerican Credit, Inc., a Pennsylvania corporation, and Residential Funding Corporation, a Delaware corporation dated as of July 1, 2002. (Incorporated by reference to Exhibit 10.82 of the Registrant's 2002 Form 10-K).

      10.83 Promissory Note between American Business Credit, Inc., a Pennsylvania corporation, American Business Mortgage Services, Inc., a New Jersey corporation, HomeAmerican Credit, Inc., a Pennsylvania corporation, and Residential Funding Corporation, a Delaware corporation dated July 1, 2002. (Incorporated by reference to Exhibit 10.83 of the Registrant's 2002 Form 10-K).

      10.84 Guaranty dated July 1, 2002 given by American Business Financial Services, Inc., a Delaware corporation, to Residential Funding Corporation, a Delaware corporation. (Incorporated by reference to Exhibit 10.84 of the Registrant's 2002 Form 10-K).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.85         Office Lease Agreement, dated November 27, 2002 and Addendum to Office Lease, dated November 27, 2002 between the
                    Registrant and Wanamaker, LLC. (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, dated December 9, 2002, filed on December 27, 2002).

      10.86 Letter Agreement dated May 20, 2002 between the Registrant and the Commonwealth of Pennsylvania. (Incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K, dated December 9, 2002, filed on December 27,
                    2002).

      10.87 Letter of Intent with PIDC Local Development Corporation dated December 3, 2002. (Incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K, dated December 9, 2002, filed on December 27, 2002).

      10.88 Letter of Credit from JPMorgan Chase Bank for $6,000,000 provided as security for a lease for office space. (Incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, filed on February 14, 2003 (the "12/31/02 Form 10-Q")).

      10.89 12/02 Amendment to Senior Secured Credit Agreement for $50.0 million warehouse line, operating line and letter of credit with JPMorgan Chase. (Incorporated by reference to Exhibit
                    10.5 to the Registrant's 12/31/02 Form 10-Q).

      10.90 Lease between CWLT Roseland Exchange L.L.C., and American Business Financial Services, Inc. for 105 Eisenhower Parkway, Roseland, N.J. (the "Roseland Lease") (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed on May 15, 2003 (the "03/31/03 Form 10-Q")).

      10.91 Amendment No. 3 to Letter of Credit Agreement with JP Morgan Chase (Incorporated by reference to Exhibit 10.1 to the Registrant's 03/31/03 Form 10-Q).

      10.92 First Amendment to the Roseland Lease (Incorporated by reference to Exhibit 10.3 of the Registrant's 03/31/03 Form 10-Q).

      10.93 Pooling And Servicing Agreement relating to ABFS Mortgage Loan Trust 2002-3, dated as of September 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and JPMorgan Chase Bank, a New York banking corporation. (Incorporated by reference to Exhibit 10.93 of Registrant's Registration Statement on Form S-2, No. 333-106476, filed on June 25, 2003 (the 06/25/03
                    Form S-2")).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.94         Unaffiliated Seller's Agreement, dated as of September 1,
                    2002, by and among Credit Suisse First Boston Mortgage
                    Securities Corp., a Delaware corporation, ABFS 2002-3, Inc., a Delaware corporation, American Business Credit, Inc., a
                    Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a
                    Upland Mortgage, a Pennsylvania corporation, and American
                    Business Mortgage Services, Inc., a New Jersey corporation.
                    (Incorporated by reference to Exhibit 10.94 of Registrant's
                    06/25/03 Form S-2).

      10.95 Indemnification Agreement, dated September 23, 2002, by ABFS 2002-3, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc. in favor of Credit Suisse First Boston Mortgage Securities Corp. and Credit Suisse First Boston Corporation. (Incorporated by reference to Exhibit
                    10.95 of Registrant's 06/25/03 Form S-2).

      10.96 Unaffiliated Seller's Agreement, dated as of December 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, ABFS 2002-4, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation. (Incorporated by reference to Exhibit 10.96 of Registrant's 06/25/03 Form S-2).

      10.97 Pooling and Servicing Agreement relating to ABFS Mortgage Loan Trust 2002-4, dated as of December 1, 2002, by and among Credit Suisse First Boston Mortgage Securities Corp., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and JPMorgan Chase Bank, a New York banking corporation. (Incorporated by reference to Exhibit 10.97 of Registrant's 06/25/03 Form S-2).

      10.98 Indemnification Agreement, dated December 18, 2002, by ABFS 2002-4, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc. in favor of Credit Suisse First Boston Mortgage Securities Corp. and Credit Suisse First Boston Corporation. (Incorporated by reference to Exhibit
                    10.98 of Registrant's 06/25/03 Form S-2).

      10.99 Unaffiliated Seller's Agreement, dated as of March 1, 2003, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, ABFS 2003-1, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a Upland Mortgage, a Pennsylvania corporation, and American Business Mortgage Services, Inc., a New Jersey corporation. (Incorporated by reference to Exhibit 10.99 of the Registrant's Annual Report on Form 10-K for the year ended June 30, 2003, filed on September 29, 2003 (the "2003 Form 10-K")).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.100        Pooling and Servicing Agreement relating to ABFS Mortgage
                    Loan Trust 2003-1, dated as of March 1, 2003, by and among Bear Stearns Asset Backed Securities, Inc., a Delaware corporation, American Business Credit, Inc., a Pennsylvania corporation, and JPMorgan Chase Bank, a New York banking corporation. (Incorporated by reference to Exhibit 10.100 of the Registrant's 2003 Form 10-K).

      10.101 Insurance and Indemnity Agreement, dated March 31, 2003, by Radian Asset Assurance Inc., a New York stock insurance company, American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc. d/b/a Upland Mortgage, American Business Mortgage Services, Inc., ABFS 2003-1, Inc., Bear Stearns Asset Backed Securities, Inc. and JPMorgan Chase Bank. (Incorporated by reference to Exhibit
                    10.101 of the Registrant's 2003 Form 10-K).

      10.102 Amended and Restated Committed Line of Credit Note, dated June 2, 2003, between American Business Financial Services, Inc. and Firstrust Savings Bank. (Incorporated by reference to Exhibit 10.102 of the Registrant's 2003 Form 10-K).

      10.103 Amendment Number One to the Master Repurchase Agreement, dated November 13, 2002, between Credit Suisse First Boston Mortgage Capital LLC and ABFS REPO 2001, Inc. (Incorporated by reference to Exhibit 10.103 of the Registrant's 2003 Form 10-K).

      10.104 3/31/03 Amendment to Senior Secured Credit Agreement, dated March 31, 2003, among American Business Credit, Inc., a Pennsylvania corporation, HomeAmerican Credit, Inc., a Pennsylvania corporation, American Business Mortgage Services, Inc., a New Jersey corporation, ABFS Residual 2002, Inc., American Business Financial Services, Inc., a Delaware corporation, and JPMorgan Chase Bank and certain other lenders. (Incorporated by reference to Exhibit 10.104 of the Registrant's 2003 Form 10-K).

      10.105 12/02 Amendment to 3/02 Security Agreement - Residual Interest Certificates, dated December 18, 2002, made by ABFS Residual 2002, Inc., a Delaware corporation in favor of JPMorgan Chase Bank. (Incorporated by reference to Exhibit
                    10.105 of the Registrant's 2003 Form 10-K).

      10.106 Letter, dated August 21, 2003 from JPMorgan Chase Bank to American Business Credit, Inc., HomeAmerican Credit, Inc., American Business Mortgage Services, Tiger Relocation Company, ABFS Residual 2002, Inc. and American Business Financial Services, Inc. regarding waiver of financial covenant in 3/02 Senior Secured Credit Agreement dated as of March 15, 2002. (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K, File No.
                    0.22474 filed on September 25, 2003 (the "9/25/03 Form
                    8-K")).

      10.107 Mortgage Loan Purchase and Interim Servicing Agreement, dated July 22, 2003, among DLJ Mortgage Capital, Inc., American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc. (Incorporated by reference to Exhibit 10.107 of the Registrant's 2003 Form 10-K).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.108        Mortgage Loan Purchase and Interim Servicing Agreement,
                    dated as of June 30, 2003, among EMC Mortgage Corporation,
                    American Business Credit, Inc., HomeAmerican Credit, Inc.
                    d/b/a Upland Mortgage, and American Business Mortgage
                    Services, Inc. (Incorporated by reference to Exhibit 10.108 of the Registrant's 2003 Form 10-K).

      10.109 Waiver and Amendment Number Two to the Master Repurchase Agreement between Credit Suisse First Boston Mortgage Capital LLC and ABFS Repo 2001, Inc. dated August 20, 2003 and Letter dated as of August 20, 2003 from Credit Suisse First Boston Mortgage Capital LLC to ABFS Repo 2001, Inc. (Incorporated by reference to Exhibit 10.2 of the Registrant's 9/25/03 Form 8-K).

      10.110 Sale and Servicing Agreement, dated September 22, 2003, among ABFS Balapointe, Inc., HomeAmerican Credit, Inc., ABFS Mortgage Loan Warehouse Trust 2003-1, American Business Credit, Inc., American Business Financial Services, Inc. and JPMorgan Chase Bank. (Incorporated by reference to Exhibit
                    10.3 of the Registrant's 9/25/03 Form 8-K).

      10.111 Indenture, dated September 22, 2003 between ABFS Mortgage Loan Warehouse Trust 2003-1 and JPMorgan Chase Bank, as Indenture Trustee, with Appendix I, Defined Terms. (Incorporated by reference to Exhibit 10.4 of the Registrant's 9/25/03 Form 8-K).

      10.112 Trust Agreement, dated as of September 22, 2003, by and between ABFS BalaPointe, Inc., as Depositor and Wilmington Trust Company, as Owner Trustee. (Incorporated by reference to Exhibit 10.5 of the Registrant's 9/25/03 Form 8-K).

      10.113 ABFS Mortgage Loan Warehouse Trust 2003-1 Secured Notes Series 2003-1 Purchase Agreement. (Incorporated by reference to Exhibit 10.6 of the Registrant's 9/25/03 Form 8-K).

      10.114 Commitment letter dated September 22, 2003 addressed to American Business Financial Services Inc. from Chrysalis Warehouse Funding, LLC. (Incorporated by reference to
                    Exhibit 10.7 of the Registrant's 9/25/03 Form 8-K).

      10.115 Fee letter dated September 22, 2003 addressed to American Business Financial Services, Inc. and Chrysalis Warehouse Funding, LLC from Clearwing Capital, LLC. (Incorporated by reference to Exhibit 10.8 of the Registrant's 9/25/03 Form 8-K).

      10.116 Amendment to Senior Secured Agreement dated as of September 22, 2003 among American Business Credit, Inc. and certain affiliates and JPMorgan Chase Bank and other parties thereto. (Incorporated by reference to Exhibit 10.9 of the Registrant's 9/25/03 Form 8-K).

      10.117 Waiver dated September 30, 2003 to Indenture, dated September 22, 2003 between ABFS Mortgage Loan Warehouse Trust 2003-1 and JP Morgan Chase Bank, as Indenture Trustee. (Incorporated by reference to Exhibit 10.13 of the Registrant's Current Report on From 8-K, filed on October 16, 2003 (the "10/16/03 Form 8-K")).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.118        First Amendment to First Amended and Restated Warehousing
                    Credit and Security Agreement, dated September 30, 2003, between American Business Credit, Inc., American Business
                    Mortgage Services, Inc. and HomeAmerican Credit, Inc. and
                    Residential Funding Corporation. (Incorporated by reference to Exhibit 10.12 of the Registrant's 10/16/03 Form 8-K).

      10.119 Term-to-Term Servicing Agreement, Waiver and Consent dated as of September 30, 2003 between American Business Credit, Inc., MBIA Insurance Corporation as Note Insurer and JP Morgan Chase Bank as Trustee. (Incorporated by reference to
                    Exhibit 10.14 of the Registrant's 10/16/03 Form 8-K).

      10.120 Extension of the Expiration Date dated September 30, 2003 under the Master Repurchase Agreement between Credit Suisse First Boston Mortgage Capital LLC and ABFS Repo 2001, Inc. from Credit Suisse First Boston Mortgage Capital LLC to ABFS Repo 2001, Inc. (Incorporated by reference to Exhibit 10.10 of the Registrant's 10/16/03 Form 8-K).

      10.121 Extension of the Expiration Date dated October 10, 2003 under the Master Repurchase Agreement between Credit Suisse First Boston Mortgage Capital LLC and ABFS Repo 2001, Inc. from Credit Suisse First Boston Mortgage Capital LLC to ABFS Repo 2001, Inc. (Incorporated by reference to Exhibit 10.11 of the Registrant's 10/16/03 Form 8-K).

      10.122 Waiver dated October 3, 2003 to Indenture dated September 22, 2003 between ABFS Mortgage Loan Warehouse Trust 2003-1 and JP Morgan Chase Bank, as Indenture Trustee. (Incorporated by reference to Exhibit 10.8 of the Registrant's 10/16/03 Form 8-K).

      10.123 Master Loan and Security Agreement dated as of October 14, 2003 between ABFS Warehouse Trust 2003-2 and Chrysalis Warehouse Funding, LLC. (Incorporated by reference to
                    Exhibit 10.1 of the Registrant's 10/16/03 Form 8-K).

      10.124 Asset Purchase Agreement dated as of October 14, 2003 between ABFS Warehouse Trust 2003-1 and ABFS Warehouse Trust 2003-2. (Incorporated by reference to Exhibit 10.2 of the Registrant's 10/16/03 Form 8-K).

      10.125 Asset Purchase Agreement dated as of October 14, 2003 among HomeAmerican Credit, Inc., d/b/a Upland Mortgage, American Business Mortgage Services, Inc., and American Business Credit, Inc., as Sellers and ABFS Warehouse Trust 2003-1, as Purchaser. (Incorporated by reference to Exhibit 10.3 of the Registrant's 10/16/03 Form 8-K).

      10.126 Amended and Restated Trust Agreement between HomeAmerican Credit, Inc., American Business Mortgage Services, Inc., as Depositors, and American Business Credit, Inc., ABFS Consolidated Holdings, Inc., as IOS Depositor and Wilmington Trust Company, as Owner Trustee. (Incorporated by reference to Exhibit 10.4 of the Registrant's 10/16/03 Form 8-K).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.127        Trust Agreement between ABFS Warehouse Trust 2003-1 and
                    Wilmington Trust Company. (Incorporated by reference to
                    Exhibit 10.5 of the Registrant's 10/16/03 Form 8-K).

      10.128 Fee and Right of First Refusal Letter addressed to ABFS Warehouse Trust 2003-1, ABFS Warehouse Trust 2003-2, American Business Financial Services, Inc. and its subsidiaries from Clearwing Capital, LLC. (Incorporated by reference to Exhibit 10.7 of the Registrant's 10/16/03 Form 8-K).

      10.129 Waiver dated as of October 8, 2003 to Indenture dated September 22, 2003 between ABFS Mortgage Loan Warehouse Trust 2003-1 and JP Morgan Chase Bank, as Indenture Trustee. (Incorporated by reference to Exhibit 10.9 of the Registrant's 10/16/03 Form 8-K).

      10.130 Pledge and Security Agreement dated as of October 14, 2003 between ABFS Warehouse Trust 2003-1 and Clearwing Capital, LLC. (Incorporated by reference to Exhibit 10.6 of the Registrant's 10/16/03 Form 8-K).

      10.131 Servicing Agreement dated October 14, 2003 between ABFS Warehouse Trust 2003-2, as Owner, Chrysalis Warehouse Funding, LLC, as Lender, American Business Credit, Inc., as Servicer, and Countrywide Home Loans Servicing LP, as Backup Servicer. (Incorporated by reference to Exhibit 10.15 of the Registrant's 10/16/03 Form 8-K).

      10.132 Second Amended and Restated Sale and Servicing Agreement, dated as of October 16, 2003, by and among ABFS Greenmont, Inc., as Depositor, HomeAmerican Credit, Inc., d/b/a/ Upland Mortgage, and American Business Mortgage Services, Inc., as Originators and Subservicers, ABFS Mortgage Loan Warehouse Trust 2000-2, as Trust, American Business Credit, Inc., as Originator and Servicer, American Business Financial Services, Inc., as Sponsor, and JPMorgan Chase Bank, as Indenture Trustee and Collateral Agent. (Incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K, filed on October 24, 2003 (the "10/24/03 Form 8-K")).

      10.133 ABFS Mortgage Loan Warehouse Trust 2000-2 Secured Notes Series 2000-2 Purchase Agreement, dated October, 16, 2003, by and between ABFS Greenmont, Inc., ABFS Mortgage Loan Warehouse Trust 2000-2 and JPMorgan Chase Bank. (Incorporated by reference to Exhibit 10.2 of the Registrant's 10/24/03 Form 8-K).

      10.134 Fee Letter Agreement, dated October 16, 2003, addressed to American Business Financial Services, Inc. from JPMorgan Chase Bank. (Incorporated by reference to Exhibit 10.3 of the Registrant's 10/24/03 Form 8-K).

      10.135 Second Amended and Restated Indenture, dated as of October 16, 2003, by and between ABFS Mortgage Loan Warehouse Trust 2000-2, as Issuer, and JPMorgan Chase Bank, as Indenture Trustee. (Incorporated by reference to Exhibit 10.1 of the Registrant's 10/24/03 Form 8-K).

      10.136 Waiver to Indenture, dated September 22, 2003, between ABFS Mortgage Loan Warehouse Trust 2003-1 and JPMorgan Chase Bank, as Indenture Trustee. (Incorporated by reference to Exhibit 10.15 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed on November 5, 2003).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.137        Waiver to the Sale and Servicing Agreement, dated September
                    22, 2003, among ABFS Balapointe, Inc., HomeAmerican Credit,
                    Inc., ABFS Mortgage Loan Warehouse Trust 2003-1, American
                    Business Credit, Inc., American Business Financial Services,
                    Inc. and JPMorgan Chase Bank and to the 9/03 Amendment to the Senior Secured Credit Agreement, among: American
                    Business Credit, Inc., HomeAmerican Credit, Inc., New Jersey
                    Mortgage and Investment Corp., American Business Financial
                    Services, Inc. and The Chase Manhattan Bank, as amended
                    (Incorporated by reference to Exhibit 10.117 of the Registrant's Annual Report on Form 10-K/A, Amendment No. 2, for the year ended June 30, 2003 filed on December 11, 2003
                    (the "12/11/03 Form 10-K/A")).

      10.138 Consulting Agreement by and between ABFS and Milton Riseman, dated July 3, 2003. (Incorporated by reference to Exhibit
                    10.118 of the Registrant's 12/11/03 Form 10-K/A).

      10.139 Amendment, dated December 1, 2003, to Consulting Agreement by and between the Company and Milton Riseman, dated July 3, 2003 (Incorporated by reference to Exhibit 10.119 of the Registrant's 12/11/03 Form 10-K/A).

      10.140 Joint Agreement dated December 22, 2003 (Incorporated by reference to Exhibit 99.2 of the Registrant's Current Report on Form 8-K, filed on December 24, 2003).

      10.141 Security Agreement dated December 31, 2003 by and among ABFS Consolidated Holdings, Inc., American Business Mortgage Services, Inc., HomeAmerican Credit, Inc., American Business Credit, Inc., and U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on January 2,
                    2004).

      10.142 Second Waiver Letter, dated as of October 31, 2003, from JPMorgan Chase Bank regarding (i) the Sale and Servicing Agreement, dated as of September 22, 2003, among ABFS Balapointe, Inc., HomeAmerican Credit, Inc., d/b/a Upland Mortgage ("Upland"), American Business Mortgage Services, Inc. ("ABMS"), American Business Credit, Inc. ("ABC"), ABFS Mortgage Loan Warehouse Trust 2003-1, as trust ("Trust"), American Business Financial Services, Inc., and JPMorgan Chase Bank, as indenture trustee ("Indenture Trustee") and collateral agent, (ii) the Indenture, dated as of September 22, 2003, between the Trust and the Indenture Trustee; and
                    (iii) the 3/02 Amended and Restated Senior Secured Credit Agreement, dated March 15, 2002 (as amended and supplemented by the 10/02 Letter of Credit Supplement, the 12/02 Amendment, the 3/03 Amendment, 3/31/03 Amendment and the 9/03 Amendment), among Upland ABMS, ABC, Tiger Relocation Company, ABFS Residual 2002, Inc., and JPMorgan Chase Bank. (Incorporated by reference to Exhibit 10.24 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003, filed on February 17, 2004 (the "12/31/03 Form 10-Q")).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.143        Third Waiver Letter, dated as of December 31, 2003, from
                    JPMorgan Chase Bank regarding (i) the Sale and Servicing
                    Agreement, dated as of September 22, 2003, among ABFS
                    Balapointe, Inc., HomeAmerican Credit, Inc., d/b/a Upland
                    Mortgage ("Upland"), American Business Mortgage Services,
                    Inc. ("ABMS"), American Business Credit, Inc. ("ABC"), ABFS
                    Mortgage Loan Warehouse Trust 2003-1, as trust ("Trust"),
                    American Business Financial Services, Inc., and JPMorgan
                    Chase Bank, as indenture trustee ("Indenture Trustee") and collateral agent, (ii) the Indenture, dated as of September
                    22, 2003, between the Trust and the Indenture Trustee; and
                    (iii) the 3/02 Amended and Restated Senior Secured Credit
                    Agreement, dated March 15, 2002 (as amended and supplemented by the 10/02 Letter of Credit Supplement, the 12/02
                    Amendment, the 3/03 Amendment, 3/31/03 Amendment and the
                    9/03 Amendment), among Upland, ABMS, ABC, Tiger Relocation
                    Company, ABFS Residual 2002, Inc., and JPMorgan Chase Bank.
                    (Incorporated by reference to Exhibit 10.25 of the Registrant's 12/31/03 Form 10-Q).

      10.144 Employment Agreement dated December 24, 2003, by and between American Business Financial Services, Inc. and Barry Epstein. (Incorporated by reference to Exhibit 10.26 of the Registrant's 12/31/03 Form 10-Q).

      10.145 Restricted Stock Agreement dated December 24, 2003, by and between American Business Financial Services, Inc. and Barry Epstein. (Incorporated by reference to Exhibit 10.27 of the Registrant's 12/31/03 Form 10-Q).

      10.146        Change in Control Agreement between the Company and Stephen
                    M. Giroux. (Incorporated by reference to Exhibit 10.28 of the Registrant's 12/31/03 Form 10-Q).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.147        Form of AMENDED AND RESTATED POOLING AND SERVICING
                    AGREEMENT, dated as of March 5, 2004, by and among Prudential Securities Secured Financing Corporation, in its capacity as Depositor of the Trust ("Depositor"), American
                    Business Credit, Inc., in its capacity as servicer
                    ("Servicer"), Wilshire Credit Corporation, in its capacity as back-up servicer, and JPMorgan Chase Bank (f/k/a The
                    Chase Manhattan Bank), in its capacity as trustee
                    ("Trustee"), relating to:
                    (i)   ABFS MORTGAGE LOAN TRUST 1996-2, amending and
                          restating the Pooling and Servicing Agreement, dated as of August 31, 1996, by and among the Depositor, the Servicer and the Trustee;
                    (iii) ABFS MORTGAGE LOAN TRUST 1997-1, amending and
                          restating the Pooling and Servicing Agreement, dated as of March 1 1997, by and among the Depositor, the Servicer and the Trustee;
                    (iii) ABFS MORTGAGE LOAN TRUST 1997-2, amending and
                          restating the Pooling and Servicing Agreement, dated as of September 1, 1997, by and among the Depositor, the Servicer and the Trustee;
                    (iv)  ABFS MORTGAGE LOAN TRUST 1998-1, amending and
                          restating the Pooling and Servicing Agreement, dated as of February 1, 1998, by and among the Depositor, the Servicer and the Trustee;
                    (v)   ABFS MORTGAGE LOAN TRUST 1998-2, amending and
                          restating the Pooling and Servicing Agreement, dated as of June 1, 1998, by and among the Depositor, the Servicer and the Trustee;
                    (vi)  ABFS MORTGAGE LOAN TRUST 1998-3, amending and
                          restating the Pooling and Servicing Agreement, dated as of September 1, 1998, by and among the Depositor, the Servicer and the Trustee.
                    (Incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 14, 2004 (the "03/31/04
                    Form 10-Q")).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.148        Form of AMENDED AND RESTATED SALE AND SERVICING AGREEMENT,
                    dated as of March 5, 2004, by and among Prudential
                    Securities Secured Financing Corporation, as depositor (the
                    "Depositor"), American Business Credit, Inc., as servicer
                    (the "Servicer"), Wilshire Credit Corporation, as Back-up
                    Servicer, JPMorgan Chase Bank (f/k/a Chase Bank of Texas,
                    N.A.), as collateral agent (the "Collateral Agent"), The
                    Bank of New York, as indenture trustee (the "Indenture
                    Trustee"), and:
                    (i)   ABFS MORTGAGE LOAN TRUST 1998-4, as issuer (the
                          "1998-4 Trust"), amending and restating the Sale and Servicing Agreement, dated as of November 1, 1998, by and among the Depositor, the 1998-4 Trust, the Servicer, the Collateral Agent and the Indenture Trustee;
                    (ii)  ABFS MORTGAGE LOAN TRUST 1999-1, as issuer (the
                          "1999-1 Trust"), amending and restating the Sale and Servicing Agreement, dated as of March 1, 1999, by and among the Depositor, the 1999-1 Trust, the Servicer, the Collateral Agent and the Indenture Trustee;
                    (iii) ABFS MORTGAGE LOAN TRUST 1999-4, as issuer (the
                          "1999-4 Trust"), amending and restating the Sale and Servicing Agreement, dated as of December 1, 1999, by and among the Depositor, the 1999-4 Trust, the Servicer, the Collateral Agent and the Indenture Trustee.
                    (Incorporated by reference to Exhibit 10.2 of the Registrant's 03/31/04 Form 10-Q).

      10.149 Form of SUPPLEMENTAL INDENTURE NO. 1, dated as of March 5, 2004, between The Bank Of New York, as indenture trustee (the "Indenture Trustee") and:
                    (i) ABFS MORTGAGE LOAN TRUST 1998-4, as issuer (the "1998-4 Trust"), supplementing the Indenture, dated as of November 1, 1998, between the 1998-4 Trust and the Indenture Trustee;
                    (ii) ABFS MORTGAGE LOAN TRUST 1999-1, as issuer (the "1999-1 Trust"), supplementing the Indenture, dated as of March 1, 1999, between the 1999-1 Trust and the Indenture Trustee;
                    (iii) ABFS MORTGAGE LOAN TRUST 1999-4, as issuer (the
                          "1999-4 Trust"), supplementing the Indenture, dated as of November 1, 1999, between the 1998-4 Trust and the Indenture Trustee.
                    (Incorporated by reference to Exhibit 10.3 of the Registrant's 03/31/04 Form 10-Q).

      10.150 Form of amended DEFINED TERMS, constituting Appendix I to Exhibits 10.150 and 10.151. (Incorporated by reference to Exhibit 10.4 of the Registrant's 03/31/04 Form 10-Q).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.151        Form of AMENDED AND RESTATED SALE AND SERVICING AGREEMENT,
                    dated as of March 5, 2004, by and among Prudential
                    Securities Secured Financing Corporation, as depositor (the
                    "Depositor"), American Business Credit, Inc., as servicer
                    (the "Servicer"), Wilshire Credit Corporation, as back-up servicer, JPMorgan Chase Bank, (f/k/a Chase Bank of Texas,
                    N.A.), as collateral agent (in such capacity, the "Collateral Agent"), and JPMorgan Chase Bank (f/k/a The
                    Chase Manhattan Bank), as indenture trustee (in such capacity, the "Indenture Trustee"), and:
                    (i)   ABFS MORTGAGE LOAN TRUST 1999-2, as issuer (the
                          "1999-2 Trust"), amending and restating Sale and Servicing Agreement, dated as of June 1, 1999, by and among the Depositor, the 1999-2 Trust, the Servicer, the Collateral Agent and the Indenture Trustee;
                    (ii)  ABFS MORTGAGE LOAN TRUST 1999-3, as issuer (the
                          "1999-3 Trust"), amending and restating the Sale and Servicing Agreement, dated as of September 1, 1999, by and among the Depositor, the 1999-3 Trust, the Servicer, the Collateral Agent and the Indenture Trustee. (Incorporated by reference to Exhibit 10.5 of the Registrant's 03/31/04 Form 10-Q).

      10.152 Form of SUPPLEMENTAL INDENTURE NO. 1, dated as of March 5, 2004, between JPMorgan Chase Bank (f/k/a The Chase Manhattan
                    Bank), as indenture trustee (the "Indenture Trustee") and:
                    (i) ABFS MORTGAGE LOAN TRUST 1999-2, as issuer (the "1999-2 Trust"), supplementing the Indenture, dated as of June 1, 1999, between the 1999-2 Trust and the Indenture Trustee;
                    (ii) ABFS MORTGAGE LOAN TRUST 1999-3, as issuer (the "1999-3 Trust"), supplementing the Indenture, dated as of September 1, 1999, between the 1999-3 Trust and the Indenture Trustee. (Incorporated by reference to Exhibit 10.6 of the Registrant's 03/31/04 Form 10-Q).

      10.153 Form of amended DEFINED TERMS, constituting Appendix I to Exhibits 10.153 and 10.154. (Incorporated by reference to Exhibit 10.7 of the Registrant's 03/31/04 Form 10-Q).

      10.154 Amendment No. 1 to the POOLING AND SERVICING AGREEMENT, SERIES 2003-1, dated as of the October 31, 2003, by and among Bear Stearns Asset Backed Securities, Inc., as Depositor (the "Depositor"), American Business Credit, Inc., as Servicer ("Servicer"), EMC Mortgage Corporation, as Back-Up Servicer, JPMorgan Chase Bank, as Trustee and Collateral Agent, Bear Stearns & Co. Inc., as Class A-1 Certificateholder, and Radian Asset Assurance Inc., as Certificate Insurer, amending the Pooling And Servicing Agreement relating to ABFS MORTGAGE LOAN TRUST 2003-1, dated as of March 1, 2003, by and among the Depositor, the Servicer, and JPMorgan Chase Bank, in its capacity as trustee, collateral agent and back-up servicer. (Incorporated by reference to Exhibit 10.8 of the Registrant's 03/31/04 Form 10-Q).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.155        AMENDMENT NO. 1 TO THE POOLING AND SERVICING AGREEMENT,
                    SERIES 2002-1, dated as of February 20, 2004, by and among Bear Stearns Asset Backed Securities, Inc., as depositor
                    (the "Depositor"), American Business Credit, Inc., as servicer ("ABC"), JPMorgan Chase Bank, as trustee and collateral agent (the "Trustee"), Ambac Assurance
                    Corporation, as Certificate Insurer and party entitled to exercise the voting rights of the Majority, and ABFS
                    Warehouse Trust 2003-1, as Class R Certificateholder, amending the POOLING AND SERVICING AGREEMENT, dated as of March 1, 2002, by and among the Depositor, ABC and the Trustee. (Incorporated by reference to Exhibit 10.9 of the Registrant's 03/31/04 Form 10-Q).

      10.156 Form of AMENDMENT NO. 1 TO THE SALE AND SERVICING AGREEMENT, dated as of February 20, 2004, by and among, American Business Credit, Inc., as Servicer ("ABC"), JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as indenture trustee and JPMorgan Chase Bank (as successor to Chase Bank of Texas, N.A.) as collateral agent (collectively, the "Indenture Trustee"), Ambac Assurance Corporation, as Note Insurer and as the party entitled to exercise the voting rights of the Majority Noteholders, ABFS Warehouse Trust 2003-1, as Holder of a majority of the Percentage Interest in the Trust Certificates, and:
                    (i) Prudential Securities Secured Financing Corporation, as Depositor (the "Depositor") and ABFS Mortgage Loan Trust 2000-1, as issuer (the "2000-1 Trust"), amending the Sale and Servicing Agreement, dated as of March 1, 2000 by and among the Depositor, ABC, the Indenture Trustee and the 2000-1 Trust;
                    (ii) Prudential Securities Secured Financing Corporation, as Depositor (the "Depositor") and ABFS Mortgage Loan Trust 2000-2, as issuer (the "2000-2 Trust"), amending the Sale And Servicing Agreement, dated as of June 1, 2000 by and among the Depositor, ABC, the Indenture Trustee and the 2000-2 Trust;
                    (iii) Prudential Securities Secured Financing Corporation,
                          as Depositor (the "Depositor") and ABFS Mortgage Loan Trust 2000-3, as issuer (the "2000-3 Trust"), amending the Sale And Servicing Agreement, dated as of September 1, 2000 by and among the Depositor, ABC, the Indenture Trustee and the 2000-3 Trust;
                    (iv) Bear Stearns Asset Backed Securities, Inc., as depositor (the "Depositor") and ABFS Mortgage Loan Trust 2000-4, as issuer (the "2000-4 Trust"), amending the Sale and Servicing Agreement, dated as of December 1, 2000 by and among the Depositor, ABC, the Indenture Trustee and the 2000-4 Trust.
                    (Incorporated by reference to Exhibit 10.10 of the Registrant's 03/31/04 Form 10-Q).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.157        Waiver dated March 9, 2004 to the Pooling And Servicing
                    Agreement, dated as of March 1, 2002, as amended February
                    20, 2004 ("Pooling Agreement"), and the Sale And Servicing
                    Agreements, dated, respectively, as of March 1, 2000, June
                    1, 2000, September 1, 2000 and December 1, 2000, each as amended February 20, 2004 ("Sale Agreements"), issued by
                    Ambac Assurance Corporation, as Certificate Insurer under the Pooling Agreement and as Note Insurer under the Sale
                    Agreements. (Incorporated by reference to Exhibit 10.11 of the Registrant's 03/31/04 Form 10-Q).

      10.158 Waiver, dated April 14, 2004, to the Pooling And Servicing Agreement, dated as of March 1, 2002, as amended February 20, 2004 ("Pooling Agreement"), and the Sale And Servicing Agreements, dated, respectively, as of March 1, 2000, June 1, 2000, September 1, 2000 and December 1, 2000, each as amended February 20, 2004 ("Sale Agreements"), issued by Ambac Assurance Corporation, as Certificate Insurer under the Pooling Agreement and as Note Insurer under the Sale Agreements. (Incorporated by reference to Exhibit 10.12 of the Registrant's 03/31/04 Form 10-Q).

      10.159 Amendment No. 2 to the POOLING AND SERVICING AGREEMENT, SERIES 2003-1, dated as of April 30, 2004, by and among Bear Stearns Asset Backed Securities, Inc., as Depositor (the "Depositor"), American Business Credit, Inc., as Servicer ("Servicer"), EMC Mortgage Corporation, as Back-Up Servicer, JPMorgan Chase Bank, as Trustee and Collateral Agent, Bear Stearns & Co., Inc., as Class A-1 Certificateholder, and Radian Asset Assurance, Inc., as Certificate Insurer, amending the Pooling And Servicing Agreement relating to ABFS MORTGAGE LOAN TRUST 2003-1, dated as of March 1, 2003, by and among the Depositor, the Servicer, and JPMorgan Chase Bank, in its capacity as trustee, collateral agent and back-up servicer. (Incorporated by reference to Exhibit
                    10.13 of the Registrant's 03/31/04 Form 10-Q).

      10.160 Fourth Waiver Letter, dated as of March 31, 2004, from JPMorgan Chase Bank regarding the Sale and Servicing Agreement, dated as of September 22, 2003, among ABFS Balapointe, Inc., HomeAmerican Credit, Inc., American Business Mortgage Services, Inc., American Business Credit, Inc., ABFS Mortgage Loan Warehouse Trust 2003-1 ("Trust"), American Business Financial Services, Inc., and JPMorgan Chase Bank, as indenture trustee and collateral agent ("Indenture Trustee") and JPMorgan Chase Bank, as note purchaser, and (ii) the Indenture, dated as of September 22, 2003, between the Trust and the Indenture Trustee. (Incorporated by reference to Exhibit 10.14 of the Registrant's 03/31/04 Form 10-Q).

     EXHIBIT
     NUMBER                           DESCRIPTION
  --------------    ------------------------------------------------------------
      10.161        Amendment No. 1 to Sale and Servicing Agreement, dated as of
                    May 12, 2004, amending the Sale and Servicing Agreement, dated as of September 22, 2003, among ABFS Balapointe, Inc.,
                    HomeAmerican Credit, Inc., American Business Mortgage
                    Services, Inc., American Business Credit, Inc., ABFS
                    Mortgage Loan Warehouse Trust 2003-1, American Business
                    Financial Services, Inc., and JPMorgan Chase Bank, as note purchaser and as indenture trustee and collateral agent.
                    (Incorporated by reference to Exhibit 10.15 of the Registrant's 03/31/04 Form 10-Q).

      11.1          Statement of Computation of Per Share Earnings (Included in
                    Note 19 of the Notes to June 30, 2003 Consolidated Financial Statements).

      12.1          Computation of Ratio of Earnings to Fixed Charges.

      16.1          Letter regarding change in certifying accountants.
                    (Incorporated by reference to Exhibit 16.1 of the Registrant's Current Report on Form 8-K dated May 17, 2001).

      16.2          Letter regarding change in certifying accountants.
                    (Incorporated by reference to Exhibit 16.2 of the Registrant's Current Report on Form 8-K dated August 2, 2001, filed on August 9, 2001).

      23.1          Consent of Blank Rome LLP (Included in Exhibit 5.1).

      23.2          Consent of BDO Seidman, LLP.

      24.1          Power of Attorney (Included on Signature Page).

      25.1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 on Form T-1.

      99.1          Form of Rate Supplement, Form of Order Form and Other
                    Materials.


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** Indicates management contract or compensatory plan or arrangement.